As filed with the Securities and Exchange Commission on March 29, 2024

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

FRESH VINE WINE, INC.
(Exact name of registrant as specified in its charter)

_________________________

Nevada	2084	87-3905007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 78984
Charlotte, NC 28271
(855) 766-9463
(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Michael Pruitt
Chief Executive Officer
Fresh Vine Wine, Inc.
P.O. Box 78984
Charlotte, NC 28271
(855) 766-9463
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to:

Alan M. Gilbert Taft Stettinius & Hollister, LLP 2200 IDS Center 80 South 8th Street Minneapolis, MN 55402 (612) 977-8400	JW Roth Chief Executive Officer Notes Live, Inc. 1755 Telstar Drive, Suite 501 Colorado Springs, CO 80920 (719) 895-5483	Peter F. Waltz Dykema Gossett PLLC 111 E. Kilbourn Ave., Suite 1050 Milwaukee, WI 53202 (414) 488-7321

_________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Proxy Statement/Prospectus, subject to completion, dated March 29, 2024

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the stockholders of Fresh Vine Wine, Inc.:

Fresh Vine Wine, Inc., a Nevada corporation, or Fresh Vine, and Notes Live, Inc., a Colorado corporation, or Notes Live, entered into an Agreement and Plan of Merger on January 25, 2024, or the Merger Agreement, pursuant to which a wholly-owned subsidiary of Fresh Vine will merge with and into Notes Live, with Notes Live surviving as a wholly-owned subsidiary of Fresh Vine, which transaction is referred to herein as the merger. Collectively, we refer to the Fresh Vine and the surviving corporation following the merger as the combined company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each outstanding share of Notes Live capital stock will be converted into the right to receive a number of shares of Fresh Vine common stock calculated using a formula, referred to herein as the exchange ratio, that is intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company based on agreed upon relative valuations of Fresh Vine and Notes Live in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in a private offering of Notes Live securities conducted by Notes Live as of the date of the Merger Agreement (the “Notes Live Financing”); and

•        the Fresh Vine Valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but excluding a $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the merger transaction (the “Fresh Vine Equity Investment”)).

Also at the effective time of the merger, (i) each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and (ii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

Holders of Fresh Vine common stock will continue to own and hold their existing shares of Fresh Vine common stock. Holders of Fresh Vine’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, such shares being collectively referred to herein as the Fresh Vine Preferred Stock, have agreed to convert such shares into Fresh Vine common stock upon the closing of the merger, subject to Fresh Vine stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Fresh Vine Preferred Stock. Each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the merger will remain outstanding in accordance with its terms and such options and warrants, subject to the proposed reverse stock split described in this proxy statement/prospectus, will be unaffected by the merger.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the exchange ratio in the merger being as near to one as reasonably practicable. In addition, as a condition to the closing of the merger, on or before the closing of the merger, Fresh Vine shall have engaged in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business, and, in connection therewith, shall have caused any and all known obligations or liabilities associated with the assets or conduct of the Fresh Vine legacy business operations to be satisfied, which we refer to as the Fresh Vine legacy transaction.

Fresh Vine common stock is currently listed on the NYSE American stock market, or NYSE American, under the symbol “VINE.” Fresh Vine intends to file an initial listing application for the combined company with NYSE American. After completion of the merger, Fresh Vine is expected to be renamed “Notes Live Holding Corp.” and to trade under the symbol “VENU.” On March 22, 2024, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Fresh Vine common stock was $0.7298 per share.

Fresh Vine is holding a special meeting of stockholders, or the special meeting, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Fresh Vine special meeting will be held at [•] [a.m./p.m.], prevailing Eastern time, on [•], [•], 2024, unless postponed or adjourned to a later date, for the purpose of considering and voting upon the matters set forth in the Notice of Special Meeting of Stockholders and the accompanying proxy statement/prospectus.

As described in the accompanying proxy statement/prospectus, certain Notes Live stockholders (solely in their respective capacities as Notes Live stockholders) holding approximately 42% of the outstanding shares of Notes Live capital stock as of January 25, 2024 (and greater than 50.1% of voting power of Notes Live as of January 25, 2024), and certain Fresh Vine stockholders (solely in their respective capacities as Fresh Vine stockholders), are parties to voting and support agreements with Notes Live and Fresh Vine whereby such stockholders have agreed, subject to the effectiveness of the registration statement on Form S-4, to vote their shares in favor of the transactions and proposals contemplated therein, subject to the terms of the voting and support agreements. Following the effectiveness of the registration statement on Form S-4, of which the accompanying proxy statement/prospectus is a part, and pursuant to the Merger Agreement and the voting and support agreements, Notes Live intends to hold a special stockholders’ meeting to approve the merger and related transactions.

After careful consideration, each of the Fresh Vine and Notes Live boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the merger and related transactions. The Fresh Vine board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Fresh Vine, Notes Live, the Merger Agreement and the transactions contemplated thereby and the proposals being considered at the Fresh Vine special meeting is contained in the accompanying proxy statement/prospectus. Fresh Vine urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 23 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

We are excited about the opportunities the proposed merger brings to Fresh Vine’s stockholders, and thank you for your consideration and continued support.

Michael D. Pruitt

Chief Executive Officer

Fresh Vine Wine, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [•], 2024, and is first being mailed to Fresh Vine stockholders on or about [•], 2024.

FRESH VINE WINE, INC.
P.O. Box 78984
Charlotte, NC 28271
(855) 766-9463

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2024

Dear stockholders of Fresh Vine Wine, Inc.:

On behalf of the board of directors of Fresh Vine Wine, Inc., a Nevada corporation, or Fresh Vine, we are pleased to deliver this proxy statement/prospectus for a special meeting of stockholders of Fresh Vine, including any adjournment or postponement thereof, or the Fresh Vine special meeting, and for the proposed transactions between Fresh Vine and Notes Live, Inc., a Colorado corporation, or Notes Live, pursuant to which FVW Merger Sub, Inc., a Colorado corporation and wholly-owned subsidiary of Fresh Vine, or Merger Sub, will merge with and into Notes Live, with Notes Live surviving as a wholly-owned subsidiary of Fresh Vine, or the merger.

The Fresh Vine special meeting will be held on [•], [•], 2024, at [•] prevailing Eastern time, at 4539 Hedgemore Dr., Charlotte, NC 28209, or at any adjournment or adjournments thereof, for the following purposes:

1.      To vote on a proposal to approve, for purposes of NYSE American Company Guide Section 712(b), the issuance of shares of Fresh Vine common stock, $0.001 par value per share, or Fresh Vine common stock, to stockholders of Notes Live pursuant to the terms of the Agreement and Plan of Merger, dated as of January 25, 2024, or the Merger Agreement, by and among Fresh Vine, Merger Sub and Notes Live, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and, for purposes of NYSE American Company Guide Section 713(b), the change of control of Fresh Vine resulting from the merger (the “Merger Proposal”);

2.      To vote on a proposal to approve an amendment to the articles of incorporation of Fresh Vine, or the Fresh Vine Articles of Incorporation, changing the Fresh Vine corporate name to “Notes Live Holding Corp.” in the form attached as Annex B to the accompanying proxy statement/prospectus (the “Name Change Proposal”);

3.      To vote upon a proposal to approve an amendment to the Fresh Vine Articles of Incorporation to (a) effect a reverse stock split of the issued and outstanding shares of Fresh Vine common stock, at a ratio in the range of 1-for-[•] to 1-for-[•], with such ratio and implementation and timing of the reverse stock split to be determined in the discretion of the Fresh Vine board of directors and as agreed to by Notes Live at or prior to the closing of the merger, and (b) if and when the reverse stock split is effected, establish the number of authorized shares of Fresh Vine common stock at 150,000,000, in the form attached as Annex C to the accompanying proxy statement/prospectus (the “Reverse Split Proposal”);

4.      To vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Fresh Vine’s Series A Convertible Preferred Stock, or Fresh Vine Preferred Stock, of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series A Convertible Preferred Stock (the “Series A Preferred Stock Conversion Proposal”);

5.      To vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Fresh Vine’s Series B Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Series B Convertible Preferred Stock (the “Series B Preferred Stock Conversion Proposal”);

6.      To vote on a proposal to approve, pursuant to Section 78.565 of the Nevada Revised Statutes, the sale of the assets comprising the Fresh Vine legacy wine production business, which sale is a condition to the closing of the transactions contemplated by the Merger Agreement and may be considered to be a sale of all of the Company’s property and assets (the “Legacy Business Sale Proposal”);

7.      To vote on a proposal to amend the Fresh Vine 2021 Equity Incentive Plan to increase the total number of shares of Fresh Vine common stock available for issuance under that plan pursuant to future awards to 5,000,000 shares (after giving effect to the reverse stock split) (the “Equity Plan Amendment Proposal”);

8.      To vote upon a proposal to approve an adjournment of the Fresh Vine special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, 5, 6 and 7 (the “Adjournment Proposal”); and

9.      To transact such other business as may properly come before the Fresh Vine special meeting or any adjournment or postponement thereof.

The Fresh Vine board of directors has fixed [•], 2024 as the record date for the determination of Fresh Vine stockholders entitled to notice of, and to vote at, the Fresh Vine special meeting and any adjournment or postponement thereof, or the record date. Only Fresh Vine stockholders of record, including holders of Fresh Vine’s common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, at the close of business on the record date are entitled to notice of, and to vote at, the Fresh Vine special meeting. Collectively, Fresh Vine’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are referred to in this proxy statement/prospectus as the Fresh Vine Preferred Stock.

Your vote is important. The affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal Nos. 1, 7 and 8. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposal Nos. 2, 3 and 6. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Series B Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 4. The holders of Fresh Vine Series A Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series A Convertible Preferred Stock on Proposal No. 4, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Fresh Vine Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 4. The affirmative vote of the holders of a majority of the shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 5. The holders of Fresh Vine Series B Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series B Convertible Preferred Stock on Proposal No. 5, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of Fresh Vine Series B Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 5.

Each of Proposal Nos. 1, 2, 3, 6 and 7 are conditioned upon the approval of each such proposal, and the approval of Proposal Nos. 4 and 5, and the approval of Proposal Nos. 1, 2, 3, 4, 5 and 6 is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3, 4, 5 and 6. Proposal Nos. 4 and 5 are not conditioned on the approval of any other proposal.

Whether or not you attend the Fresh Vine special meeting, it is important that your shares be represented. You may vote your proxy through the Internet, by phone or by mail by completing and returning the proxy card mailed to you. Voting instructions are printed on your proxy card and included in the accompanying proxy statement/prospectus.

THE FRESH VINE BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, FRESH VINE AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Fresh Vine Board of Directors,

Michael D. Pruitt
Chief Executive Officer

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Fresh Vine that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission, or the SEC, website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Fresh Vine Wine, Inc., P.O. Box 78984, Charlotte, NC 28271, by calling (855) 766-9463, or by email at info@freshvinewine.com.

To ensure timely delivery of these documents, any request should be made no later than [•], 2024 to receive them before the Fresh Vine special meeting.

For additional details about where you can find information about Fresh Vine, see the section entitled “Where You Can Find More Information” on page 229 of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Fresh Vine (File No. 333-[•]), constitutes a prospectus of Fresh Vine under Section 5 of the Securities Act of 1933, as amended or the Securities Act, with respect to shares of Fresh Vine common stock to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the Fresh Vine special meeting at which Fresh Vine stockholders will be asked to consider and vote on, among other matters, a proposal to approve the issuance of shares of Fresh Vine common stock pursuant to the Merger Agreement.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [•], 2024. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Fresh Vine contained in this proxy statement/prospectus or incorporated by reference has been provided by Fresh Vine, and the information concerning Notes Live contained in this proxy statement/prospectus has been provided by Notes Live.

All references in this proxy statement/prospectus to “Fresh Vine” and “Notes Live” refer to Fresh Vine, Inc. and Notes, Live, Inc., respectively. All references in this proxy statement/prospectus to “Merger Sub” refer to FVW Merger Sub, Inc., a newly formed, wholly-owned subsidiary of Fresh Vine. All references in this proxy statement/prospectus to the “combined company” refer to Fresh Vine and its wholly-owned subsidiary, Notes Live, following completion of the merger. Except as otherwise noted, references to “we,” “us” or “our” refer to both Fresh Vine and Notes Live. All references in this proxy statement/prospectus to “Fresh Vine common stock” refer to the common stock of Fresh Vine, $0.001 par value per share, and all references in this proxy statement/prospectus to “Notes Live common stock” refer to the common stock of Notes Live, $0.001 par value per share.

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
PROSPECTUS SUMMARY	11
MARKET PRICE AND DIVIDEND INFORMATION	22
RISK FACTORS	23
Risks Related to the Merger	23
Risks Related to the Proposed Reverse Stock Split	26
Risks Related to Fresh Vine and its Business if the Merger is Not Completed	27
Risks related to Fresh Vine’s Common Stock	41
Risks Related to Notes Live	46
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	59
THE SPECIAL MEETING OF FRESH VINE STOCKHOLDERS	62
THE MERGER	67
Background of the Merger	67
Fresh Vine Reasons for the Merger	69
Notes Live Reasons for the Merger	71
Interests of Fresh Vine Directors and Executive Officers in the Merger	73
Interests of Notes Live Directors and Executive Officers in the Merger	74
Form of the Merger	77
Effective Time of the Merger	77
Merger Consideration and Exchange Ratio	77
Procedures for Exchanging Notes Live Stock Certificates	78
Impact on Current Fresh Vine Securityholders	78
Regulatory Approvals	79
Material U.S. Federal Income Tax Consequences of the Merger	79
NYSE American Listing	81
Anticipated Accounting Treatment	82
Appraisal Rights and Dissenters’ Rights	82
THE MERGER AGREEMENT	84
AGREEMENTS RELATED TO THE MERGER	103
Voting and Support Agreements	103
Lock-Up Agreements	104
MATTERS BEING SUBMITTED TO A VOTE OF FRESH VINE STOCKHOLDERS	105
Proposal No. 1: Approval, for purposes of NYSE American Company Guide Sections 712(b) and 713(b), of the issuance of shares of Fresh Vine common stock to stockholders of Notes Live pursuant to the terms of the Merger Agreement, and the change of control of Fresh Vine resulting from the merger	105
Proposal No. 2: Approval of an amendment to the Fresh Vine Articles of Incorporation, changing the Fresh Vine corporate name to “Notes Live, Inc.”	106
Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock at 150,000,000	107
Proposal No. 4 and 5	115
Proposal No. 4. Approval, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Series A Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series A Convertible Preferred Stock	115

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Page
Proposal No. 5: Approval, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Series B Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series B Convertible Preferred Stock	115
Proposal No. 6: Approval, pursuant to Section 78.565 of the Nevada Revised Statutes, the sale of the assets comprising the Fresh Vine legacy wine production business, which sale is a condition to the closing of the transactions contemplated by the Merger Agreement and may be considered to be a sale of all of the Company’s property and assets	120
Proposal No. 7: Approval of an amendment to the Fresh Vine 2021 Equity Incentive Plan to increase the total number of shares of Fresh Vine common stock available for issuance under that plan to 5,000,000 shares (after giving effect to the reverse stock split, which amount is in additional to shares reserved for issuance under outstanding awards)	121
Proposal No. 8: Approval of possible adjournment of the Fresh Vine special meeting	125
FRESH VINE BUSINESS	126
FRESH VINE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	138
FRESH VINE EXECUTIVE COMPENSATION	146
NOTES LIVE BUSINESS	150
NOTES LIVE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	172
MANAGEMENT FOLLOWING THE MERGER	184
NOTES LIVE EXECUTIVE COMPENSATION	189
RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY	195
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	199
DESCRIPTION OF FRESH VINE CAPITAL STOCK	204
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	212
OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS OF FRESH VINE	223
PRINCIPAL STOCKHOLDERS OF NOTES LIVE	225
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	227
LEGAL MATTERS	229
EXPERTS	229
WHERE YOU CAN FIND MORE INFORMATION	229
TRADEMARK NOTICE	229
OTHER MATTERS	230
Index to Fresh Vine’s Financial Statements	F-1
Index to Notes Live’s Consolidated Financial Statements	F-1
Annex A — Agreement and Plan of Merger (as amended)	A-1
Annex B — Articles of Amendment for the Name Change	B-1
Annex C — Articles of Amendment for the Reverse Stock Split	C-1
Annex D — Form of Notes Live Support Agreement	D-1
Annex E — Form of Fresh Vine Support Agreement	E-1
Annex F — Form of Lock-Up Agreement	F-1
Annex G — 2021 Equity Incentive Plan (as proposed to be amended)	G-1
Annex H — Dissenters’ Rights	H-1

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in the section entitled “Matters Being Submitted to a Vote of Fresh Vine Stockholders — Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock” beginning on page 107 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to each of these questions and for additional information, refer to the cross-referenced sections in this proxy statement/prospectus.

Q:     What is the merger?

A:     Fresh Vine Wine, Inc., or Fresh Vine, FVW Merger Sub, Inc., or Merger Sub, and Notes Live, Inc., or Notes Live, entered into an Agreement and Plan of Merger, or the Merger Agreement, on January 25, 2024. The Merger Agreement contains the terms and conditions of the proposed business combination of Fresh Vine and Notes Live. Under the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live surviving as a wholly-owned subsidiary of Fresh Vine, or the merger. After the completion of the merger, Fresh Wine will change its corporate name from “Fresh Vine Wine, Inc.” to “Notes Live Holding Corp.” as contemplated by the Merger Agreement.

At the effective time of the merger, or the effective time, each outstanding share of Notes Live capital stock, or collectively, Notes Live capital stock, will be converted into the right to receive a number of shares of Fresh Vine common stock calculated using a formula, referred to herein as the exchange ratio, that is intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company based on agreed upon relative valuations of Fresh Vine and Notes Live in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in a private offering of Notes Live securities conducted by Notes Live as of the date of the Merger Agreement (the “Notes Live Financing”); and

•        the Fresh Vine valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but excluding a $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the merger transaction (the “Fresh Vine Equity Investment”)). The exchange ratio is described in more detail in the section entitled “The Merger Agreement — Exchange Ratio” beginning on page 85 of the accompanying proxy statement/prospectus.

Also at the effective time, (i) each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and (ii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

Each share of Fresh Vine common stock and each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the merger will remain outstanding in accordance with its terms and such shares, options and warrants, subject to the proposed reverse stock split described in this proxy statement/prospectus, will be unaffected by the merger. On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

Holders of Fresh Vine Preferred Stock have agreed to convert such shares into Fresh Vine common stock upon the closing of the merger, subject to Fresh Vine’s stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificates of Designation of the Fresh Vine Preferred Stock.

As a condition to the closing of the merger, on or before the closing of the merger, shall have engaged in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business, and, in connection therewith, shall have caused any and all known obligations or liabilities associated with the assets or conduct of the Fresh Vine legacy business operations to be satisfied, which we refer to as the Fresh Vine legacy transaction.

Q:     Why are the two companies proposing to merge?

A:     Fresh Vine and Notes Live believe that the merger will provide value to each company and their respective stockholders, in that Fresh Vine stockholders will have an interest in Notes Live’s growing entertainment venue assets and operations and Notes Live and its stockholders will gain, among other things, greater access to the capital markets and liquidity for stockholders by having the company’s common stock listed on the NYSE American stock exchange. For a discussion of Fresh Vine’s and Notes Live’s reasons for the merger, see the sections entitled “The Merger — Fresh Vine Reasons for the Merger” and “The Merger — Notes Live Reasons for the Merger” beginning on pages 69 and 71, respectively, of this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a Fresh Vine stockholder as of the record date and you are entitled to vote at the Fresh Vine special meeting to approve the matters set forth herein. This document serves as:

•        a proxy statement of Fresh Vine used to solicit proxies for the Fresh Vine special meeting to vote on the matters set forth herein; and

•        a prospectus of Fresh Vine used to offer shares of Fresh Vine common stock in exchange for shares of Notes Live capital stock in the merger.

Q:     What will Fresh Vine’s equity holders receive in the merger?

A:     At the effective time, holders of Fresh Vine common stock will continue to own and hold their existing shares of Fresh Vine common stock. Holders of shares of Fresh Vine Preferred Stock have agreed to convert such shares into Fresh Vine common stock upon the closing of the merger, subject to Fresh Vine’s stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Fresh Vine Preferred Stock.

All outstanding and unexercised Fresh Vine options granted pursuant to or outside of the Fresh Vine, Inc. 2021 Equity Incentive Plan, or the 2021 Incentive Plan, will remain in effect pursuant to their terms and, subject to the proposed reverse stock split, will be unaffected by the merger. All outstanding and unexercised warrants to purchase Fresh Vine common stock, or Fresh Vine warrants, immediately prior to the effective time will remain in effect pursuant to their terms and, subject to the proposed reverse stock split, will be unaffected by the merger.

Q:     What will Notes Live stockholders and Notes Live warrant holders receive in the merger?

A:     Notes Live stockholders will receive shares of Fresh Vine common stock based on the exchange ratio. Applying the exchange ratio, on a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, immediately after the merger, pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company and pre-merger Notes Live stockholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company.

In connection with the merger, each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

For a more complete description of what Notes Live stockholders will receive in the merger, see the sections entitled “The Merger Agreement — Merger Consideration” and “The Merger Agreement — Exchange Ratio” beginning on pages 84 and 85, respectively, of this proxy statement/prospectus.

Q:     What will happen to Fresh Vine if, for any reason, the merger does not close?

A:     If, for any reason, the merger does not close, the Fresh Vine board of directors may elect to, among other things, review and evaluate another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Fresh Vine, continue to operate the business of Fresh Vine or dissolve and liquidate its assets. If Fresh Vine decides to dissolve and liquidate its assets, Fresh Vine would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left, if any, to distribute to Fresh Vine stockholders after paying the debts and other obligations of Fresh Vine and setting aside funds for reserves.

Q:     What is required to consummate the merger?

A:     Pursuant to the terms of the Merger Agreement, in order for the merger to close, the following proposals must be approved by the requisite vote of Fresh Vine stockholders at the Fresh Vine special meeting:

•        Proposal No. 1:    To vote on a proposal to approve, for purposes of NYSE American Company Guide Section 712(b), the issuance of shares of Fresh Vine common stock, $0.001 par value per share, or Fresh Vine common stock, to stockholders of Notes Live pursuant to the terms of the Agreement and Plan of Merger, dated as of January 25, 2024, or the Merger Agreement, by and among Fresh Vine, Merger Sub and Notes Live, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and, for purposes of NYSE American Company Guide Section 713(b), the change of control of Fresh Vine resulting from the merger (the “Merger Proposal”);

•        Proposal No. 2:    To vote on a proposal to approve an amendment to the articles of incorporation of Fresh Vine, or the Fresh Vine Articles of Incorporation, changing the Fresh Vine corporate name to “Notes Live, Inc.” in the form attached as Annex B to the accompanying proxy statement/prospectus (the “Name Change Proposal”);

•        Proposal No. 3:    To vote upon a proposal to approve an amendment to the Fresh Vine Articles of Incorporation to (a) effect a reverse stock split of the issued and outstanding shares of Fresh Vine common stock, at a ratio in the range of 1-for-[•] to 1-for-[•], with such ratio and implementation and timing of the reverse stock split to be determined in the discretion of the Fresh Vine board of directors and as agreed to by Notes Live at or prior to the closing of the merger, and (b) if and when the reverse stock split is effected, establish the number of authorized shares of Fresh Vine common stock at 150,000,000, in the form attached as Annex C to the accompanying proxy statement/prospectus (the “Reverse Split Proposal”);

•        Proposal No. 4:    To vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Series A Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series A Convertible Preferred Stock (the “Series A Preferred Stock Conversion Proposal”);

•        Proposal No. 5:    To vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Series B Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series B Convertible Preferred Stock (the “Series B Preferred Stock Conversion Proposal”); and

•        Proposal No. 6:    To vote on a proposal to approve, pursuant to Section 78.565 of the Nevada Revised Statutes, the sale of the assets comprising the Fresh Vine legacy wine production business, which sale is a condition to the closing of the transactions contemplated by the Merger Agreement and may be considered to be a sale of all of the Company’s property and assets (the “Legacy Business Sale Proposal”).

Proposal No. 7, the Equity Plan Amendment Proposal, is not an express condition to the closing of the merger under the Merger Agreement.

Certain Fresh Vine stockholders (solely in their respective capacities as Fresh Vine stockholders), are parties to voting and support agreements with Notes Live and Fresh Vine whereby such stockholders have agreed to vote their shares in favor of the transactions and proposals contemplated in this proxy statement/prospectus, subject to the terms of the voting and support agreements.

Notes Live stockholders must adopt the Merger Agreement, thereby approving the merger and the related transactions. Following the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, and pursuant to the Merger Agreement and the voting and support agreements, Notes Live intends to hold a special stockholders’ meeting to approve the merger and related transactions. As of January 25, 2024, certain Notes Live stockholders (solely in their respective capacities as Notes Live stockholders) holding approximately 42% of the outstanding shares of Notes Live capital stock (and greater than 50% of the voting power as of January 25, 2024) are parties to voting and support agreements with Fresh Vine and Notes Live, whereby such stockholders have agreed, subject to the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, to vote their shares in favor of, among other things, the adoption or approval of the Merger Agreement and the transactions contemplated therein, subject to the terms of the voting and support agreements.

In addition to the requirement of obtaining the stockholder approvals described above, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 87 of this proxy statement/prospectus.

Q:     What stockholder votes are required to approve the proposals at the Fresh Vine special meeting?

A:     Approval of Proposal Nos. 1, 7 and 8 each requires the affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposal Nos. 2, 3 and 6. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Series B Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 4. The holders of Series A Convertible Preferred Stock are not entitled to vote their shares of Series A Convertible Preferred Stock on Proposal No. 4, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 4. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 5. The holders of Series B Convertible Preferred Stock are not entitled to vote their shares of Series B Convertible Preferred Stock on Proposal No. 5, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of Series B Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 5.

Votes will be counted by the inspector of election appointed for the Fresh Vine special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares of Fresh Vine common stock present for the purpose of determining the presence of a quorum for the transaction of business at the Fresh Vine special meeting. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 2, 3 and 6, but will have no effect on the outcome of Proposal Nos. 1, 4, 5, 7 and 8. Proposal Nos. 2, 3 and 8 are matters on which Fresh Vine expects brokers, banks or other nominees to have authority to vote uninstructed shares and, therefore, broker non-votes are not expected with respect to these proposals.

Q:     Who will be the directors of the combined company following the merger?

A:     Immediately following completion of the merger, the combined company’s board of directors is expected to be composed of seven directors, all consisting of directors designated by Notes Live. It is anticipated that all current Fresh Vine directors will resign as of the closing of the merger and Notes Live’s director designees will be appointed to the Fresh Vine board of directors to fill the resulting vacancies. It is anticipated that Notes Live’s director designees will be JW Roth, Heather Atkinson, Steve Cominsky, Matt Craddock, Chad Hennings, David Lavigne and Mitchell Roth.

Q:     Who will be the executive officers of the combined company immediately following the merger?

A:     Immediately following completion of the merger, the combined company’s executive management team is expected to consist of the members of Notes Live executive management team prior to the merger, including:

Name	Title
JW Roth	Chief Executive Officer
Robert Mudd	President and Chief Operating Officer
Heather Atkinson	Chief Financial Officer and Secretary

Q:     What are the material U.S. federal income tax consequences of the merger to Fresh Vine stockholders?

A:     Fresh Vine stockholders will not sell, exchange or dispose of any shares of Fresh Vine common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to Fresh Vine stockholders as a result of the merger.

Q:     What are the material U.S. federal income tax consequences of the merger to Notes Live U.S. holders?

A:     Subject to the qualifications and limitations set forth in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and a Notes Live U.S. holder (as defined on page 79) will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Fresh Vine common stock in exchange for shares of Notes Live capital stock in the merger.

See the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 79 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the merger to Notes Live U.S. holders.

Q:     What are the material U.S. federal income tax consequences of the proposed reverse stock split to Fresh Vine U.S. holders?

A:     Fresh Vine intends to report the proposed reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. In general, and subject to the qualifications and limitations set forth in the section entitled “Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock at 150,000,000 shares — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 112 of this proxy statement/prospectus, if the proposed reverse stock split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, a Fresh Vine U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except for a stockholder receiving an additional share of common stock in lieu of a fractional share. See the section entitled “Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock at 150,000,000 shares — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 112 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the proposed reverse stock split to Fresh Vine U.S. holders.

The tax consequences to you of the proposed reverse stock split will depend on your particular facts and circumstances. You should consult your tax advisors as to the specific tax consequences to you.

Q:     When do you expect the merger to be consummated?

A:     Fresh Vine and Notes Live currently anticipate that the merger will close in the second quarter of 2024, but the companies cannot predict the exact timing. For more information, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 87 of this proxy statement/prospectus.

Q:     Why are Fresh Vine stockholders being asked to approve an amendment to Fresh Vine’s 2021 Equity Incentive Plan?

A:     The Fresh Vine’s 2021 Equity Incentive Plan is being proposed to be amended in order to increase the number of shares of Fresh Vine common stock authorized for issuance pursuant to future incentive awards. If the Reverse Stock Split is approved at the Fresh Vine special meeting and implemented within the range contemplated, and the merger is completed, the number of shares of Fresh Vine common stock available under the Plan will be severely limited. The Fresh Vine board of directors believes that the Plan will play an important role in the combined company’s human resource and business strategy by allowing it to continue to appropriately attract, motivate, and retain experienced and highly qualified individuals who are in a position to contribute materially to the success and long-term objectives of the combined company. With the approval of the proposed amendment to the 2021 Equity Incentive Plan, the combined company will be able to use equity in its compensation arrangements, and will have an array of equity award design alternatives available to use in structuring those arrangements.

Q:     As a Fresh Vine stockholder, how does the Fresh Vine board of directors recommend that I vote?

A:     After careful consideration, the Fresh Vine board of directors unanimously recommends that Fresh Vine stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus.

Q:     What risks should I consider in deciding whether to vote in favor of the merger?

A:     You should carefully review the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Fresh Vine and Notes Live, as independent companies, are subject.

Q:     Who can vote at the Fresh Vine special meeting?

A:     Only Fresh Vine stockholders of record, including holders of Fresh Vine common stock and holders of Fresh Vine Preferred Stock, at the close of business on the record date will be entitled to vote at the Fresh Vine special meeting. The Fresh Vine board of directors has fixed [•], 2024 as the record date for the Fresh Vine special meeting. On the record date, there were [•] shares of Fresh Vine common stock and [•] shares of Series A Preferred Stock and [•] shares of Series B Preferred Stock outstanding and entitled to vote.

Stockholder of Record — Shares Registered in Your Name:    If on the record date, your shares of Fresh Vine stock were registered directly in your name with our transfer agent, Computershare (or registered directly in your name on the books and records of Fresh Vine with respect to the Fresh Vine Preferred Stock), then you are a stockholder of record. As a stockholder of record, you may vote at the Fresh Vine special meeting or vote by proxy prior to the Fresh Vine special meeting. Whether or not you plan to attend the Fresh Vine special meeting, please vote as soon as possible by proxy through the Internet, by phone or using a proxy card to ensure your vote is counted.

Beneficial Owner — Shares Registered in the Name of a Broker or Bank:    If on the record date, your shares of Fresh Vine stock were not registered in your name, but instead are held in an account at a brokerage firm, bank, dealer or similar organization, then you are the beneficial owner of shares held in “street name” and proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Fresh Vine special meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent regarding how to vote the shares in your account. You are also invited to attend the Fresh Vine special meeting. Since you are not the stockholder of record, however, you may not vote your shares at the of Fresh Vine special meeting unless you request and obtain a valid proxy from your broker, bank or other agent.

Q:     How many votes do I have?

A:     Pursuant to the rights of Fresh Vine stockholders contained in Fresh Vine’s charter documents, each share of Fresh Vine common stock outstanding on the record date is entitled to one vote on all matters to be voted upon at the Fresh Vine special meeting.

On August 2, 2023, Fresh Vine entered into a Securities Purchase Agreement with two accredited investors pursuant to which Fresh Vine agreed to issue and sell shares of Fresh Vine’s Series A Convertible Preferred Stock. The investors, collectively, purchased 4,000 shares of Fresh Vine’s Series A Convertible Preferred Stock at an initial closing (the “Initial Closing”) that occurred on August 2, 2023, purchased an additional 4,000 shares of Fresh Vine’s Series A Convertible Preferred Stock at a second closing (the “Second Closing”) that occurred on September 7, 2023, and purchased an additional 2,000 shares of Fresh Vine’s Series A Convertible Preferred Stock at a third closing (the “Third Closing”) that occurred on December 1, 2023. The rights and preferences of the Series A Convertible Preferred Stock are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, as amended, filed as exhibits to Fresh Vine’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2023.

On March 14, 2024, Fresh Vine designated 50,000 shares of its preferred stock Series B Preferred Stock, which may be issued by Fresh Vine.. The rights and preferences of the Series B Preferred Stock are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock filed as an exhibit to Fresh Vine’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2024. Fresh Vine’s board of directors has approved the issuance and sale of up to 20,000 shares of Series B Convertible Preferred Stock for a purchase price equal to $100.00 per share. As of March 28, 2024, Fresh has received subscriptions from accredited investors for the purchase of a total of 940 shares of Fresh Vine’s Series B Convertible Preferred Stock. The total number of shares of Series B Convertible Preferred Stock that Fresh Vine will issue and sell has not been finally determined.

The holders of Fresh Vine Preferred Stock are entitled to vote as a single class with the holders of Fresh Vine common stock on all matters submitted to a vote of stockholders of Fresh Vine; provided, however, that, in accordance with the NYSE American LLC Company Guide, (i) the holders of Series A Convertible Preferred Stock are not entitled to vote their shares of Series A Convertible Preferred Stock on any proposal to approve the issuance of Fresh Vine common stock upon conversion of Series A Convertible Preferred Stock in excess of the Exchange Share Cap or the Individual Holder Share Cap as discussed below (a “Series A Preferred Stock Conversion Proposal”)(and shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of such Series A Preferred Stock Conversion Proposal), and (ii) the holders of Series B Convertible Preferred Stock are not entitled to vote their shares of Series B Convertible Preferred Stock on any proposal to approve the issuance of Fresh Vine common stock upon conversion of Series B Convertible Preferred Stock in excess of the Exchange Share Cap or the Individual Holder Share Cap as discussed below (a “Series B Preferred Stock Conversion Proposal”).

The shares of Fresh Vine Preferred Stock vote on an adjusted as-converted to common stock basis. For purposes of determining voting rights, (i) each share of Fresh Vine’s Series A Convertible Preferred Stock is convertible into the number of shares common stock (“Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 (plus the amount of accrued dividends on such shares of Series A Convertible Preferred Stock) by an assumed conversion price of $0.47, taking into account (if applicable) the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap described below, and (ii) each share of Fresh Vine’s Series B Convertible Preferred Stock is convertible into the number of shares common stock (“Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 by an assumed conversion price equal to the most recent closing sale price of Fresh Vine common stock as of the execution and delivery of the securities purchase agreement or other subscription or similar agreement pursuant to which such share of Series B Convertible Preferred Stock was issued by Fresh Vine, taking into account (if applicable) the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap described below. Under the “Exchange Share Cap,” (i) the total number of shares of common stock issuable upon conversion of outstanding shares of Series A Convertible Preferred Stock (when added to any shares of common stock previously issued in respect of accrued dividends on the Fresh Vine Preferred Stock), may not exceed 3,179,269 shares (which represents 19.9% of Fresh Vine’s issued and outstanding common stock immediately prior to the date on which shares Series A Convertible Preferred Stock were ﬁrst issued), and (ii) the total number of shares of common stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock) may not exceed 19.9% of Fresh Vine’s issued and outstanding common stock immediately prior to the date on which shares Series B Convertible Preferred Stock are ﬁrst issued. Under the Individual Holder Share Cap, no holder of Fresh Vine Preferred Stock may acquire Conversion Shares if the issuance thereof would result in the converting holder beneﬁcially owning in excess of 19.9% of the number of shares of Fresh Vine common stock outstanding immediately after giving eﬀect to the issuance.

As of the record date (and taking into account the amount of accrued dividends on the Series A Convertible Preferred Stock and the conversion restrictions discussed above), (1) each share of Series A Convertible Preferred Stock issued at the First Closing is entitled to [•] votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 4 (the Series A Preferred Stock Conversion Proposal), (2) each share of Series A Convertible Preferred Stock issued at the Second Closing is entitled to [•] votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 4, (3) each share of Series A Convertible Preferred Stock issued at the Third Closing is entitled to [•] votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 4, and (4) each share of Series B Convertible Preferred Stock is entitled to a number of votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 5 (the Series B Preferred Stock Conversion Proposal) equal to the number of shares of Fresh Vine common stock is convertible based on an assumed conversion price equal to the most recent closing sale price of the Fresh Vine common stock as of the execution and delivery of the securities purchase agreement or other subscription or similar agreement pursuant to which such share of Series B Stock was issued by Fresh Vine.

Q:     What is the quorum requirement?

A:     A quorum of Fresh Vine stockholders is necessary to hold a valid meeting. A quorum will be present if Fresh Vine stockholders holding at least a majority of the voting power of the outstanding Fresh Vine shares entitled to vote are deemed present at the Fresh Vine special meeting in person or represented by proxy. As of the record date, there were [•] shares of Fresh Vine common stock, [•] shares of Series A Convertible Preferred Stock and [•] shares of Series B Convertible Preferred Stock outstanding and entitled to vote, with each share of Fresh Vine Preferred Stock entitled to the number of votes set forth above under “How many votes do I have?” Thus, the holders of Fresh Vine shares entitled to [•] votes must be deemed present in person or represented by proxy at the annual meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the Fresh Vine special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of Fresh Vine shares deemed present at the Fresh Vine special meeting in person or represented by proxy may adjourn the Fresh Vine special meeting to another date.

Q:     What are “broker non-votes?”

A:     If you hold shares beneficially in “street name” and do not provide your broker, bank or other nominee with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposal Nos. 1, 4, 5, 6 and 7 are anticipated to be non-routine matters, and Proposal Nos. 2, 3 and 8 are anticipated to be routine matters.

Q:     If my shares of Fresh Vine common stock are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:     Unless your broker, bank or other nominee has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Fresh Vine common stock on matters without instructions from you. If you do not give instructions to your broker, your broker can vote your shares of Fresh Vine common stock with respect to discretionary, routine items but not with respect to non-discretionary, non-routine items. Brokers are not expected to have discretionary authority to vote for Proposal Nos. 1, 4, 5, 6 and 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:     How can I view the list of Fresh Vine stockholders eligible to vote at the Fresh Vine special meeting?

A:     The list of Fresh Vine stockholders of record entitled to vote at the Fresh Vine special meeting will be made available for ten days prior to the Fresh Vine special meeting, at 4539 Hedgemore Dr., Charlotte, NC 28209. Please contact Fresh Vine’s Chief Executive Officer at (855) 766-9463 if you wish to inspect the list of stockholders eligible to vote at the Fresh Vine special meeting prior to the Fresh Vine special meeting.

Q:     How do I vote?

A:     Fresh Vine urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. If you are a Fresh Vine stockholder, with respect to the all proposals, you may vote “For” or “Against,” or you may abstain from voting.

Stockholder of Record — Shares Registered in Your Name:    If you are a Fresh Vine stockholder of record, you may vote at the Fresh Vine special meeting, vote by proxy using the enclosed proxy card, or vote by proxy via telephone or the Internet. Whether or not you plan to attend the Fresh Vine special meeting, Fresh Vine urges you to vote by proxy to ensure your vote is counted. You may still attend the Fresh Vine special meeting and vote your Fresh Vine shares even if you have already voted by proxy:

•        To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided.

•        To vote over the telephone before the Fresh Vine special meeting, follow the instructions in the enclosed proxy card.

•        To vote online before the Fresh Vine special meeting, follow the instructions in the enclosed proxy card.

Beneficial Owner — Shares Registered in the Name of a Broker or Bank:    If you are a beneficial owner of Fresh Vine shares registered in the name of your broker, bank, or other agent, you should receive a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is submitted to your broker or bank. Alternatively, you may be able to vote over the Internet or by telephone as instructed by your broker or bank. To vote at the Fresh Vine special meeting, you must obtain a valid legal proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.

Fresh Vine provides Internet and telephone proxy voting to allow you to vote your Fresh Vine shares online or by telephone, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet or telephone access, such as usage charges from Internet or telephone access providers.

Q:     What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:     If you are a Fresh Vine stockholder of record, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting “AGAINST” Proposal Nos. 2, 3 and 6, and will have no effect with respect to Proposal Nos. 1, 4, 5, 7 and 8. If your shares of Fresh Vine common stock are held in “street name,” and you do not provide voting instructions, your broker, bank or other nominee may still vote your shares of Fresh Vine common stock with respect to discretionary, routine items, but may not vote your shares of Fresh Vine common stock with respect to non-discretionary, non-routine items. Brokers are not expected to have discretionary authority to vote for Proposal Nos. 1, 4, 5, 6 and 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:     May I change or revoke my vote after I have submitted a proxy or provided proxy instructions?

A:     Fresh Vine stockholders of record may change or revoke their vote at any time before their proxy is voted at the Fresh Vine special meeting by doing any one of the following things:

•        submitting a new proxy via the internet or telephone by following the instructions on the enclosed proxy card;

•        signing another proxy card and arranging for delivery of that proxy card by mail by [•] p.m., Eastern time, the day before the Fresh Vine special meeting;

•        giving Fresh Vine’s Corporate Secretary a written notice before the Fresh Vine special meeting that you want to revoke your proxy; or

•        voting during the Fresh Vine special meeting. Your attendance at the Fresh Vine special meeting alone will not revoke a previously submitted proxy.

If a Fresh Vine stockholder who owns shares of Fresh Vine common stock in “street name” has instructed a broker to vote its shares of Fresh Vine common stock, the stockholder must follow directions received from its broker to change those instructions.

Your vote will be counted in accordance with the last instruction received prior to the closing of the polls, whether your instruction is received by internet, telephone, mail or at the Fresh Vine special meeting.

Q:     Who is paying for this proxy solicitation?

A:     Fresh Vine is paying for the cost of printing and filing this proxy statement/prospectus and the proxy card. Fresh Vine also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for reasonable expenses incurred in forwarding proxy materials to beneficial owners of Fresh Vine common stock.

Q:     Who can help answer my questions?

A:     If you are a stockholder of Fresh Vine and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Fresh Vine Wine, Inc.
P.O. Box 78984
Charlotte, NC 28271
(855) 766-9463
Email: info@freshvinewine.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Fresh Vine special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement, attached as Annex A, and the other annexes to which you are referred herein. For more information, see the section entitled “Where You Can Find More Information” on page 229 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in the section entitled “Matters Being Submitted to a Vote of Fresh Vine Stockholders — Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock” beginning on page 107 of this proxy statement/prospectus.

The Companies

Fresh Vine Wine, Inc.
P.O. Box 78984

Charlotte, NC 28271

(855) 766-9463

Fresh Vine Wine, Inc. is a producer of lower carb, lower calorie premium wines in the United States. Fresh Vine Wine positions its core brand lineup as an affordable luxury, retailing between $14.99 – $24.99 per bottle. Fresh Vine Wine’s varietals currently include its Cabernet Sauvignon, Chardonnay, Pinot Noir, Rosé, Sauvignon Blanc, Sparkling Rosé, and a limited Reserve Napa Cabernet Sauvignon. All varietals have been produced and bottled in Napa, California.

Notes Live, Inc.

1755 Telstar Drive, Suite 501

Colorado Springs, CO 80920

(719) 895-5483

Notes Live, Inc., founded by Colorado Springs-based entrepreneur JW Roth, is a Colorado-based live entertainment and hospitality company that currently operates entertainment campuses in both the Colorado Springs, Colorado, and Atlanta, Georgia metropolitan areas. Notes Live is also in the process of developing its crown-jewel, the Sunset Amphitheater collection, a set of luxury outdoor amphitheaters designed to set a new standard in entertainment. The flagship Sunset amphitheater location in Colorado Springs is in development and scheduled to open in August of 2024. Additional amphitheater projects have also been announced by Notes Live in the Oklahoma City and Broken Arrow, Oklahoma, and McKinney, Texas markets.

FVW Merger Sub, Inc.

Merger Sub is a wholly-owned subsidiary of Fresh Vine, formed solely for the purposes of carrying out the merger.

The Merger (see page 67)

If the merger is completed, Merger Sub will merge with and into Notes Live, with Notes Live surviving as a wholly-owned subsidiary of Fresh Vine. After the completion of the merger, Fresh Vine will change its corporate name from “Fresh Vine, Inc.” to “Notes Live Holding Corp.” as contemplated by the Merger Agreement.

At the effective time of the merger, each outstanding share of Notes Live capital stock will be converted into the right to receive a number of shares of Fresh Vine common stock calculated using the exchange ratio, which is intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company based on agreed upon relative valuations of Fresh Vine and Notes Live in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in the “Notes Live Financing; and

•        the Fresh Vine valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

Also at the effective time of the merger, (i) each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and (ii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio. Holders of Fresh Vine common stock will continue to own and hold their existing shares of Fresh Vine common stock.

Holders of Fresh Vine common stock will continue to own and hold their existing shares of Fresh Vine common stock. Holders of Fresh Vine’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, or Fresh Vine Preferred Stock, have agreed to convert such shares into Fresh Vine common stock upon the closing of the merger, subject to Fresh Vine stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificates of Designation of the Fresh Vine Preferred Stock. Each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the merger will remain outstanding in accordance with its terms and such options and warrants, subject to the proposed reverse stock split described in this proxy statement/prospectus, will be unaffected by the merger.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, immediately after the merger, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

Reasons for the Merger (see page 69)

After consideration and consultation of its senior management, consultants and advisors, outside legal counsel and financial advisor, the Fresh Vine board of directors unanimously determined that the Merger Agreement, the merger and other transactions contemplated thereby are advisable and in the best interests of Fresh Vine and Fresh Vine stockholders. The Fresh Vine board of directors considered various reasons to reach its determination, including that, based on the financial condition and prospects of Fresh Vine and the risks associated with continuing to operate Fresh Vine’s on a stand-alone basis, the merger would provide existing stockholders with an opportunity to participate in the potential growth of the combined company following the merger and that no alternatives to the merger, including a liquidation and dissolution of Fresh Vine and the distribution of any available cash, were reasonably likely to create greater value to Fresh Vine stockholders.

After consideration and consultation with Notes Live senior management, its financial advisors and legal counsel, and consideration of a wide variety of factors, the Notes Live board of directors concluded that a merger with Fresh Vine was in the best interests of Notes Live and its stockholders. The Notes Live board of directors considered various reasons to reach its determination, including that the merger provided the best option to maximining stockholder value and means to go public and have greater access to the financial markets reasonably available to Notes Live, including when compared to continuing to operate as a private company on a standalone basis and other reasonably actionable strategic alternatives such as those that Notes Live had evaluated consistently in recent years, including an initial-public offering of some form and potential combinations with other companies.

For additional information, see the sections entitled “The Merger — Fresh Vine Reasons for the Merger” and “The Merger — Notes Live Reasons for the Merger” in this proxy statement/prospectus.

Overview of the Merger Agreement

Merger Consideration (see page 84)

At the effective time, each outstanding share of Notes Live capital stock will be converted into the right to receive a number of shares of Fresh Vine common stock equal to the exchange ratio described in more detail in the section entitled “The Merger Agreement — Exchange Ratio” beginning on page 85 of this proxy statement/prospectus. As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the exchange ratio in the merger being as near to one as reasonably practicable.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, immediately after the merger, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

For a more complete description of the merger consideration, see the sections entitled “The Merger Agreement — Merger Consideration” and “The Merger Agreement — Exchange Ratio” in this proxy statement/prospectus.

Treatment of Fresh Vine Equity Awards and Warrants (see page 86)

At the effective time, all outstanding and unexercised Fresh Vine options granted pursuant to or outside of the 2021 Incentive Plan will remain in effect pursuant to their terms and, subject to the proposed reverse stock split, will be unaffected by the merger. All outstanding and unexercised warrants to purchase Fresh Vine common stock, or Fresh Vine warrants, immediately prior to the effective time will remain in effect pursuant to their terms and, subject to the proposed reverse stock split, will be unaffected by the merger.

Treatment of Notes Live Warrants and Convertible Notes (see page 86)

At the effective time of the merger, (i) each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and (ii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

Conditions to the Completion of the Merger (see page 87)

To complete the merger, Fresh Vine stockholders must approve Proposal Nos. 1, 2, 3, 4, 5 and 6, and Notes Live stockholders must adopt the Merger Agreement and approve the merger and the related transactions. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived (including without limitation Fresh Vine having cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the merger that exceeds the Net Cash Target).

No Solicitation (see page 91)

Each of Fresh Vine and Notes Live agreed that during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time, or the pre-closing period, subject to certain exceptions, Fresh Vine and Notes Live will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•        solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•        furnish any non-public information regarding the party and its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•        engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•        approve, endorse or recommend an acquisition proposal;

•        execute or enter into any letter of intent or any contract contemplating or otherwise relating to any “acquisition transaction” as defined below (other than a confidentiality agreement permitted by the Merger Agreement); or

•        publicly propose to do any of the above.

Termination of the Merger Agreement (see page 99)

Either Fresh Vine or Notes Live can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fees (see page 101)

If the Merger Agreement is terminated under certain circumstances, Fresh Vine may be required to pay Notes Lives a termination fee of $1.0 million and/or reimburse Note Live’s expenses up to a maximum of $500,000, and Notes Live may be required to pay Fresh Vine a termination fee of $1.0 million, reimburse Fresh Vine’s expenses up to a maximum of $500,000 and/or, at the election of Fresh Vine, redeem the $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the subject transaction at the same price per share as the purchase price paid by Fresh Vine therefor.

Voting and Support Agreements (see page 103)

In order to induce Fresh Vine to enter into the Merger Agreement, certain officers, directors and certain 10% or greater shareholders of Notes Live (solely in their respective capacities as Notes Live shareholders) are parties to voting and support agreements with Fresh Vine and Notes Live pursuant to which, among other things, each such shareholder has agreed to vote all of his, her or its shares of Notes Live capital stock (i) in favor of the approval of the Merger and adoption of Merger Agreement; (ii) against any action or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Notes Live contained in the Merger Agreement or any delay in any specified closing conditions set forth the Merger Agreement being satisfied; (iii) in favor of the proposals set forth in any proxy statement or information statement disseminated by Notes Live relating to the merger; (iv) for any proposal to adjourn or postpone the applicable Notes Live special meeting to a later date if there are not sufficient votes for approval of the merger and Merger Agreement and any other proposals related thereto on the dates on which such meetings are held; and (v) against any “Acquisition Proposal,” (as defined in the Merger Agreement). In addition, to the extent a shareholder has a right to demand appraisal of any of the shares of Notes Liven capital stock or a right to dissent from the transactions contemplated by the Merger Agreement, such shareholder fully and irrevocably, to the fullest extent permitted by applicable law (i) waived and agreed not to exercise any such dissenters’ rights (including, under the Colorado Business Corporation Act, as amended) and (ii) agreed not to participate in or voluntarily aid in any way any action to seek dissenters’ rights. The signatories also granted an irrevocable proxy to Fresh Vine and its designee to vote their respective shares of Notes Live capital stock in accordance with the voting and support agreements.

In order to induce Notes Live to enter into the Merger Agreement, certain stockholders of Fresh Vine (solely in their respective capacities as Fresh Vine stockholders) are parties to voting and support agreements with Notes Live and Fresh Vine pursuant to which, among other things, each such stockholder has agreed to vote all of his, her or its shares of Fresh Vine capital stock (i) in favor of any proposal to adopt and approve the transactions contemplated by the Merger Agreement, including any proposal to adopt and/or approve (A) the Merger Agreement, (B) the issuance of the merger consideration and the change of control of Fresh Vine resulting from the merger pursuant to the NYSE American rules; (C) any amendment to Fresh Vine’s articles of incorporation to change Fresh Vine’s corporate name, to effect the reverse stock split or to make any other amendment required or contemplated by the Merger Agreement; (D) upon conversion or exchange of the Series A Convertible Preferred Stock, the issuance of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in Fresh Vine’s Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock, (E) any liquidation, spinning-out, distribution, or other disposition of the Fresh Vine legacy wine production business or discontinuance there; and (F) any other proposal recommended by Fresh Vine’s board of directors in connection with the transactions contemplated by the Merger Agreement; (ii) against any action or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Fresh Vine contained in the Merger Agreement or any delay in any specified closing conditions set forth the Merger Agreement being satisfied; (iii) in favor of the proposals set forth in any proxy statement or information statement disseminated by Fresh Vine relating to the merger; (iv) for any proposal to adjourn or postpone the applicable Fresh Vine special meeting to a later date if there are not sufficient votes for approval of the merger and Merger Agreement and any other proposals related thereto on the dates on which such meetings are held; and (v) against any Acquisition Proposal. The signatories also granted an irrevocable proxy to Notes Live and its designee to vote their respective shares of Fresh Vine capital stock in accordance with the voting and support agreements.

Lock-Up Agreements (see page 104)

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Fresh Vine (solely in their respective capacities as stockholders) have entered into lock-up agreements pursuant to which, subject to specified exceptions, they agreed not to transfer 95% of their shares of Fresh Vine common stock for periods ranging from six months to one-year following the closing of the merger. Notes Live shareholders did not enter into a new lock-up agreement in connection with the execution of the Merger Agreement, however, a closing condition to the merger is that in the sole discretion of Notes Live, Notes Live must have caused the agreement(s) between Notes Live and all Notes Live shareholders who, as of the date of the Merger Agreement, were subject to leak-out restrictions with respect to their Notes Live common stock, or who became subject to leak-out restrictions between the date of the Merger Agreement and the closing date, to have been amended to cause the leak-out restrictions to apply to, or otherwise to Notes Live’s satisfaction such leak-out restrictions must be deemed binding upon, the shares of Fresh Vine common stock to be issued in the merger to the Notes Live shareholders.

NYSE American Stock Market Listing (see page 81)

Fresh Vine intends to file an initial listing application for the combined company with NYSE American. If such application is accepted, Fresh Vine anticipates that the combined company’s common stock will be listed on the NYSE American following the closing of the merger under the trading symbol “VENU.”

Management Following the Merger (see page 184)

The following table lists the names, ages as of March 15, 2024 and positions of the individuals who are expected to serve as executive officers and directors of the combined company following completion of the merger.

Name	Age	Position
Executive Officers
JW Roth	60	Chief Executive Officer and Director
Robert Mudd	53	President and Chief Operating Officer
Heather Atkinson	47	Chief Financial Officer and Director

Non-Employee Directors
Chad Hennings	58	Director
Steve Cominsky	54	Director
Matt Craddock	53	Director
David Lavigne	62	Director
Mitchell Roth	35	Director

Interests of Fresh Vine Directors and Executive Officers in the Merger (see page 73)

In considering the recommendation of the Fresh Vine board of directors with respect to issuing shares of Fresh Vine common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Fresh Vine stockholders at the Fresh Vine special meeting, Fresh Vine stockholders should be aware that certain members of the Fresh Vine board of directors and certain Fresh Vine executive officers have interests in the merger that may be different from, or in addition to, the interests of Fresh Vine stockholders, including, among others, continued indemnification. As of [•], 2024, Fresh Vine’s directors and executive officers owned, in the aggregate, approximately [•]% of the shares of Fresh Vine common stock on a diluted basis (assuming the full conversion of the Fresh Vine Preferred Stock (without regard to conversion limitations)). Each of Fresh Vine’s executive officers and directors have also entered into a voting and support agreement in connection with the merger, whereby such executive officers and directors have agreed to vote their shares in favor of the proposals described in this proxy statement/prospectus. The compensation arrangements with Fresh Vine’s directors and executive officers are discussed in greater detail in the section entitled “Fresh Vine Executive Compensation” in this proxy statement/prospectus.

Interests of Notes Live Directors and Executive Officers in the Merger (see page 74)

In considering the recommendation of the Notes Live board of directors to approve the merger transaction to the Notes Live stockholders, stockholders should be aware that certain members of the Notes Live board of directors and certain Notes Live executive officers may be deemed to have interests in the merger that may be different from, or in addition to, the interests of Notes Live stockholders, including, among others, that Fresh Vine will provide certain ongoing indemnification and insurance coverage to the directors and executive officers of Fresh Vine following the merger for acts or omissions occurring prior to the merger and all such persons are expected to continue to serve as officers and directors of the combined company after completion of the merger. In addition, Notes Live’s directors and executive officers beneficially owned, in the aggregate, approximately 39% of Notes Live’s issued and outstanding voting common stock, inclusive of certain warrants beneficially owned by such persons (which are intended to continue after completion of the merger). The compensation arrangements with Notes Live’s directors and executive officers are discussed in greater detail in the section entitled “Notes Live Executive Compensation” in this proxy statement/prospectus.

Each of Fresh Vine’s executive officers and directors have also entered into a voting and support agreement in connection with the merger, whereby such executive officers and directors have agreed to vote their shares in favor of the merger when presented to the Notes Live stockholders for approval.

Material U.S. Federal Income Tax Consequences of the Merger (see page 79)

Subject to the qualifications and limitations set forth in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” the merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and a Notes Live U.S. holder will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Fresh Vine common stock in exchange for shares of Notes Live capital stock in the merger.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each Notes Live U.S. holder would recognize gain or loss upon the exchange of shares of Notes Live capital stock for Fresh Vine common stock in the merger equal to the difference between the fair market value of the shares of Fresh Vine common stock received in exchange for the shares of Notes Live capital stock and such Notes Live U.S. holder’s adjusted tax basis in the shares of Notes Live capital stock surrendered.

Since the Fresh Vine stockholders will not sell, exchange or dispose of any shares of Fresh Vine common stock as a result of the merger, there will be no material U.S. federal income tax consequences to Fresh Vine stockholders as a result of the merger.

See the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. holders of Notes Live capital stock.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split (see page 112)

Fresh Vine intends to report the proposed reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. In general, and subject to the qualifications and limitations set forth in the section entitled “Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 112 of this proxy statement/prospectus, if the proposed reverse stock split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, a Fresh Vine U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except to the extent a Fresh Vine U.S. holder receives an additional share of Fresh Vine common stock in lieu of a fractional share. A Fresh Vine U.S. holder who receives one whole share of Fresh Vine common stock in lieu of a fractional share generally may recognize gain in an amount not to exceed the excess of the fair market value of such share over the fair market value of the fractional share to which the Fresh Vine U.S. holder was otherwise entitled. See the section of this proxy statement/prospectus entitled “Proposal No. 3: Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the proposed reverse stock split to Fresh Vine U.S. holders.

The tax consequences to you of the proposed reverse stock split will depend on your particular facts and circumstances. You should consult your tax advisors as to the specific tax consequences to you.

Risk Factors (see page 23)

Both Fresh Vine and Notes Live are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:

Risks Related to the Merger

•        The exchange ratio will not change or otherwise be adjusted based on the market price of Fresh Vine common stock as the exchange ratio depends on the relative the relative valuations ascribed to Fresh Vine and Noted Live upon entry into and as set forth in the Merger Agreement (which in turn will be adjusted to reflect the amount of gross proceeds received or to be received by Notes Live in its private offering of Notes Live securities conducted as of the date of the Merger Agreement and the Working Capital Surplus, if any, of Fresh Vine on the closing date of the merger (as well as the impact of the reverse stock split). See “The Merger — Merger Consideration and Exchange Ratio — Exchange Ratio.” As a result, so the merger consideration at the closing of the merger may have a greater or lesser value than at the time the Merger Agreement was signed.

•        Fresh Vine stockholders and Notes Live stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

•        Failure to complete the merger may result in either Fresh Vine or Notes Live paying a termination fee to the other party and could significantly harm the market price of Fresh Vine common stock and negatively affect the future business and operations of each company.

•        The issuance of Fresh Vine common stock to Notes Live stockholders pursuant to the Merger Agreement and the resulting change in control from the merger must be approved by Fresh Vine stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Fresh Vine stockholders. Failure to obtain the requisite approvals would prevent the closing of the merger.

•        Fresh Vine’s stockholders will have a reduced ownership and voting interest in, and will exercise significantly less influence over the management of, the combined company following the closing of the merger as compared to their current ownership and voting interest in Fresh Vine.

•        Because the lack of a public market for Notes Live common stock makes it difficult to evaluate the value of Notes Live common stock, the Notes Live shareholders may receive shares of our common stock in the Merger that have a value that is less than, or greater than, the fair market value of Notes Live common stock

•        If the conditions to the merger are not satisfied or waived, the merger will not occur.

•        Fresh Vine’s ability to complete the Fresh Vine legacy transaction is uncertain, and Fresh Vine cannot predict the terms and conditions of any such Fresh Vine legacy transaction, including the consideration that Fresh Vine may receive.

Risks Related to Fresh Vine

•        If the merger is not completed, the Fresh Vine board of directors may decide to pursue a liquidation and dissolution of Fresh Vine. In such an event, there can be no assurances as to the amount or timing of available cash left, if any, to distribute to Fresh Vine stockholders after paying its debts and other obligations and setting aside funds for reserves.

•        Fresh Vine is substantially dependent on its remaining employees to facilitate the consummation of the merger.

•        Although Fresh Vine has entered into the Merger Agreement and intends to consummate the merger, there is no assurance that it will be able to successfully consummate the merger on a timely basis, or at all. Fresh Vine will need additional funding to continue its operations and fund transaction expenses pending completion of the merger. Such financing may not be available on terms and timing acceptable to Fresh Vine or at all. Any additional financing may result in additional dilution to Fresh Vine stockholders.

•        If the merger is not completed, the Fresh Vine board of directors may decide that it is in the best interests of the Fresh Vine stockholders to suspend or cease its operations, seek to dissolve the company and liquidate its assets, or initiate bankruptcy proceedings. In that event, the amount of cash available for distribution to the Fresh Vine stockholders would depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Fresh Vine funds its operations and incurs fees and expenses related to the merger.

•        Fresh Vine has incurred significant losses since its inception and anticipates that it will continue to incur losses for the foreseeable future if the merger is not completed.

•        Fresh Vine currently has limited sources of revenue and may never become profitable.

•        If the merger is not completed, Fresh Vine will need substantial additional funding to continue its operations or pursue an alternative strategic business combination transaction. If Fresh Vine is unable to raise capital when needed, Fresh Vine could be forced to delay, reduce or eliminate its business operations and efforts to seek a strategic business combination.

•        If Fresh Vine is unable to regain compliance with the listing requirements of the NYSE American, Fresh Vine common stock may be delisted from the NYSE American, which could have a material adverse effect on Fresh Vine’s business and could make it more difficult for Fresh Vine stockholders to sell their shares of Fresh Vine common stock.

Risks Related to Notes Live

•        Notes Live will likely require additional capital to support its business plan and potential growth, and this capital might not be available on favorable terms, or at all.

•        Notes Live has incurred net losses in recent years and anticipates that it will continue to incur net losses for the near term future and may never achieve profitability.

•        Notes Live will incur increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

•        Notes Live debt obligations may adversely affect cash flow and impose restrictions on the ability to operate its business.

•        Notes Live will incur increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

•        Notes Live’s ability to open new amphitheaters and venues on schedule and in accordance with targets may be adversely affected by delays or problems associated with acquisition and construction delays, recruiting and training qualified employees to operate the venues and other factors, some of which are beyond Notes Live’s control and the timing of which is difficult to forecast accurately.

•        The success of Notes Live’s amphitheater and venue projects depends on the popularity of guest experiences at those venues, as well as Notes Live’s ability to attract advertisers, marketing partners, operating partners, audiences and artists to concerts at other events at those locations. If the Sunset amphitheaters, and other venues owned by Notes Live do not appeal to customers, or Notes Live is unable to attract advertisers and marketing partners, there will be a material negative effect on the company’s business and results of operations.

•        Notes Live is completing construction of its first outdoor amphitheater project in Colorado Springs. That facility, and future facilities, will require significant capital investments by Notes Live and there is no assurance that the venues will be successful.

•        Notes Live has not finalized certain plans and specifications for many of its proposed new venue locations, and as a result Notes Live’s costs may be higher than anticipated, resulting in possible additional capital requirements, additional debt, or less favorable operating results than projected.

•        Potential development and construction delays could cause Notes Live’s estimate of future income, expenses, and development costs to be inaccurate.

•        If Notes Live fails to execute its business strategy, which includes identifying, acquiring and then developing new restaurant, amphitheater and entertainment venue locations, and opening locations that are profitable, the business could suffer.

•        Expansion into new geographic markets may present increased risks due to relative unfamiliarity with these markets.

•        The catastrophic loss of a venue or facility could adversely affect Notes Live’s business.

•        Notes Live’s operational costs may be greater than projected due to factors beyond Notes Live’s control that slow project development and may adversely impact Notes Live’s profitability.

•        Notes Live’s restaurants face intense competition, and if Notes Live is unable to continue to compete effectively, our business, financial condition, and results of operations would be adversely affected.

•        The entertainment business in which Notes Live operates is highly sensitive to customer tastes. The success of Notes Live’s business depends on Notes Live’s (and its partners’) ability to attract popular artists and other live events to its venues. Notes Live may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased attendance at concerts and events hosted at Notes Live’s venues.

•        Notes Live’s success depends, in significant part, on entertainment and leisure events and economics, and other factors adversely affecting such events could have a material adverse effect on business, financial condition, and results of operations.

•        Notes Live’s business depends on discretionary consumer and corporate spending, which may be impacted by market volatility and challenging economic conditions.

•        Portions of Notes Live’s business are subject to seasonal fluctuations and its operating results and cash flow likely will vary from period to period.

•        Poor weather adversely affects attendance at live music events, which could negatively impact Notes Live’s financial performance from period to period.

•        There is the risk of personal injuries and accidents in connection with live music events and gatherings, which could subject Notes Live to personal injury or other claims and increase expenses, as well as reduce attendance at its live music events, causing a decrease in revenue.

•        The sale of food and prepared food products for human consumption involves the risk of injury to customers.

•        The price and availability of food, ingredients, retail merchandise, transportation, distribution, and utilities used by and in Notes Live’s venues could adversely affect revenues and results of operations.

•        Notes Live and its venues may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks or disease epidemics.

•        Notes Live is subject to extensive governmental regulation and changes in these regulations and its failure to comply with them may have a material negative effect on the company’s business and results of operations.

•        Zoning and governmental approvals could hinder, delay, or completely inhibit Notes Live’s ability to own, develop, lease, and construct upon the real estate upon which it intends to build new restaurants and venues.

Risks Related to the Ownership of the Common Stock of the Combined Company

•        The market price of the combined company’s common stock is expected to be volatile, and the market price of the combined company’s common stock may drop following the merger.

•        The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

•        At such point as the combined company is no longer a “smaller reporting company” or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results.

•        Provisions that will be in the combined company’s articles of incorporation and bylaws and provisions under Nevada law could make an acquisition of the combined company, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its management.

•        An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

•        As a condition to the closing of the merger, on or before the closing of the merger, Fresh Vine shall have engaged in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business (the “Fresh Vine legacy business”). As a result, the success of the combined company will be dependent on the success of the Notes Live business operations following the merger.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus. Fresh Vine and Notes Live both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 79)

In the U.S., Fresh Vine must comply with applicable federal and state securities laws and the rules and regulations of the NYSE American in connection with the issuance of shares of Fresh Vine common stock and the filing of this proxy statement/prospectus with the SEC.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. Depending on the value the shares of Fresh Vine common stock that will comprise the merger consideration during the applicable measurement period, the merger may become subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the parties’ respective Notification and Report Forms with the Antitrust Division and the FTC, unless early termination is granted. Under the Merger Agreement, Fresh Vine and Notes Live have agreed to prepare and file such Notification and Report Forms promptly following any determination that such Notification and Report Forms are required to be filed under the HSR Act, and Notes Live has agreement to pay the filing fees associated with any such filing.

Anticipated Accounting Treatment (see page 82)

The merger is expected to be accounted for as a reverse recapitalization under U.S. GAAP. For financial reporting purposes, Notes Live has been determined to be the accounting acquirer based upon the terms of the merger including: (i) Notes Live stockholders are expected to own in excess of 95% of the combined company (based on the relative valuations of Fresh Vine and Notes Live at the time of the signing of the Merger Agreement, which is subject to adjustment), (ii) directors designated by Notes Live will hold all board seats of the combined company and (iii) Notes Live management will hold all key positions in the management of the combined company. Accordingly, the merger is expected to be treated as the equivalent of Notes Live issuing stock to acquire the net assets of Fresh Vine. As a result of the merger, the net assets of Fresh Vine will be recorded at their acquisition-date fair value in the consolidated financial statements of Notes Live and the reported operating results prior to the merger will be those of Notes Live. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 199 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 82)

If the merger is completed, Notes Live stockholders who do not vote to approve the merger are entitled to appraisal rights under Article 113 of the Colorado Business Corporation Act, or Article 113, provided that they comply with the conditions established by Article 113. Holders of Fresh Vine capital stock are not entitled to dissenters rights under Nevada law in connection with the merger. For more information about such rights, see the provisions of Article 113, attached as Annex H and the section entitled “The Merger — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus.

Comparison of Stockholder Rights (see page 212)

Fresh Vine is incorporated under the laws of the State of Nevada and, accordingly, the rights of Fresh Vine stockholders are currently, and will continue to be, governed by the Nevada Revised Statutes. Notes Live is incorporated under the laws of the State of Colorado and, accordingly, the rights of Notes Live stockholders are currently governed by the Colorado Business Corporation Act. If the merger is completed, Notes Live stockholders will become stockholders of Fresh Vine, and their rights will be governed by the Nevada Revised Statutes, the Fresh Vine Bylaws and the Fresh Vine Articles of Incorporation, as may be further amended by Proposal Nos. 2 and 3 if approved by the Fresh Vine stockholders at the Fresh Vine special meeting. The rights of Fresh Vine stockholders contained in the Fresh Vine Articles of Incorporation and Fresh Vine Bylaws differ from the rights of Notes Live stockholders under the Colorado Business Corporation Act, the Notes Live Certificate of Incorporation, and Notes Live’s bylaws, as more fully described under the section entitled “Comparison of Corporate Governance And Shareholder Rights” in this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Fresh Vine common stock is listed on the NYSE American stock exchange, or the NYSE American, under the symbol “VINE.” Notes Live is a private company and shares of Notes Live common stock are not publicly traded. The closing price of Fresh Vine common stock on January 25, 2024, the last trading day prior to the public announcement of the merger, was $0.855 per share, and the closing price of Fresh Vine common stock on [•], 2024, the last practicable trading day prior to the date of this proxy statement/prospectus, was [$•] per share, each as reported on the NYSE American. Because the market price of Fresh Vine common stock is subject to fluctuation, the market value of the shares of Fresh Vine common stock that Notes Live stockholders will be entitled to receive in the merger may increase or decrease.

Assuming stockholder approval of Proposal Nos. 1, 2, 3, 4, 5 and 6, and successful application for initial listing on the NYSE American, following the consummation of the merger, the Fresh Vine common stock will trade on the NYSE American under the new name, “Notes Live Holding Corp.,” and new trading symbol “VENU.”

As of [•], 2024, the record date for the Fresh Vine special meeting, there were approximately [•] holders of record of Fresh Vine common stock. This number does not include stockholders for whom shares were held in “street name.” As of [•], 2024, there were [•] holders of record of Notes Live capital stock. For detailed information regarding the beneficial ownership of certain Fresh Vine stockholders upon consummation of the merger, see the section entitled “Principal Stockholders of the Combined Company” beginning on page 227 of this proxy statement/prospectus.

Dividends

Fresh Vine has never declared or paid any cash dividends on the Fresh Vine common stock and does not anticipate paying cash dividends on the Fresh Vine common stock for the foreseeable future. Notes Live has never declared or paid any cash dividends on the Notes Live common stock and does not anticipate paying cash dividends on the Notes Live common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” before deciding how to vote your shares of Fresh Vine common stock.

Risks Related to the Merger

The exchange ratio will not change or otherwise be adjusted based on the market price of Fresh Vine’s common stock as the exchange ratio depends on, among other things, the relative valuations ascribed to Fresh Vine and Noted Live upon entry into the Merger Agreement and not the market price of Fresh Vine’s common stock, so the merger consideration at the closing of the merger may have a greater or lesser value than at the time the Merger Agreement was signed.

On January 25, 2024, Fresh Vine, Merger Sub and Notes Live entered into the Merger Agreement pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live continuing as Fresh Vine’s wholly-owned subsidiary and the surviving corporation in the Merger. Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, and among other things, each then outstanding share of Notes Live common stock will be converted into the right to receive a number of shares of Fresh Vine common stock calculated in accordance with the Merger Agreement (the “exchange ratio”), (ii) each then outstanding warrant to purchase Notes Live common stock will be exchanged (or otherwise amended) for a warrant exercisable (at an exercise price adjusted to reflect to the exchange ratio) to acquire that number of shares of Fresh Vine common stock equal to the number of warrant shares multiplied by the exchange ratio, and (iii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the Merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

The Merger Agreement has set the calculation of the exchange ratio based on the relative valuations ascribed to Fresh Vine and Noted Live upon entry into the Merger Agreement, which in turn will be adjusted to reflect the amount of gross proceeds received or to be received by Notes Live in its private offering of securities conducted by Notes Live as of the date of the Merger Agreement and the Net Cash Surplus, if any, of Fresh Vine on the closing date of the Merger (as well as the impact of the reverse stock split). The Merger Agreement does not include a price-based termination right. Therefore, if before the completion of the Merger the market price of Fresh Vine’s common stock declines from the market price on the date of the Merger Agreement, then Notes Live’s shareholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the Merger the market price of Fresh Vine’s common stock increases from the market price of our common stock on the date of the Merger Agreement, then Notes Live’s shareholders could receive Merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. Because the exchange ratio does not adjust as a direct result of changes in the market price of our common stock, changes in the market price of Fresh Vine’s common stock will change the value of the total Merger consideration payable to Notes Live’s shareholders.

Stock price changes may result from a variety of factors, including changes in Fresh Vine’s or Notes Live’s respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed, the timing of the merger, and general market, industry and economic conditions.

Fresh Vine stockholders and Notes Live shareholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Fresh Vine stockholders and Notes Live shareholders will have experienced dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

Failure to complete the merger may result in either us or Notes Live paying a termination fee to the other party and could significantly harm the market price of our common stock and negatively affect the future business and operations of each company.

If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Fresh Vine may be required to pay Notes Live a termination fee of $1.0 million and/or reimburse Notes Live’s expenses up to a maximum of $500,000, and Notes Live may be required to pay Fresh Vine a termination fee of $1.0 million, reimburse Fresh Vine’s expenses up to a maximum of $500,000 and/or, at the election of Fresh Vine, redeem the $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the merger transaction at the same price per share as the purchase price paid by Fresh Vine therefor. Even if a termination fee or reimbursement of expenses of the other party are not payable in connection with a termination of the Merger Agreement, each of Fresh Vine and Notes Live will have incurred significant fees and expenses, which must be paid whether or not the merger is completed.

In addition, if the Merger Agreement is terminated and Fresh Vine’s board of directors determines to seek another business combination, there can be no assurance that Fresh Vine will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

The issuance of Fresh Vine’s common stock to Notes Live’s shareholders pursuant to the Merger Agreement and the resulting change in control from the merger must be approved by Fresh Vine’s stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by Notes Live’s shareholders. Failure to obtain these approvals would prevent the closing of the merger.

Before the merger can be completed, Fresh Vine stockholders must approve, among other things, the issuance of Fresh Vine common stock to Note Live’s shareholders pursuant to the Merger Agreement and the resulting change in control from the merger, and Note Live’s shareholders must adopt the Merger Agreement and approve the merger and the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the merger. Any delay in completing the merger may materially adversely affect the timing and benefits that are expected to be achieved from the merger.

Fresh Vine stockholders will have a reduced ownership and voting interest in, and will exercise significantly less influence over the management of, the combined company following the closing of the merger as compared to their current ownership and voting interest in Fresh Vine.

If the proposed merger is completed, Fresh Vine’s current stockholders will own a significantly smaller percentage of the combined company than their ownership in Fresh Vine prior to the merger. On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

During the pendency of the merger, Fresh Vine may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect Fresh Vine’s business prospects.

Covenants in the Merger Agreement impede Fresh Vine’s ability to make acquisitions during the pendency of the merger, subject to specified exceptions. In addition, while the Merger Agreement is in effect, Fresh Vine is generally prohibited from soliciting, initiating or knowingly encouraging, inducing or facilitating any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to Fresh Vine stockholders, but Fresh Vine may be unable to pursue them.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit Fresh Vine from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when Fresh Vine’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to result in a superior takeover proposal and that failure to cooperate with the proponent of the proposal is reasonably likely to be inconsistent with Fresh Vine’s board’s fiduciary duties. Any such transactions could be favorable to Fresh Vine stockholders. In addition, if Fresh Vine terminates the Merger Agreement under certain circumstances, including terminating because of a decision of Fresh Vine to enter into a definitive agreement with respect to a superior offer, Fresh Vine would be required to pay a termination fee of $1.0 million to Notes Live and/or reimburse Notes Live’s expenses up to a maximum of $500,000. This termination fee described above may discourage third parties from submitting alternative takeover proposals to Fresh Vine stockholders, and may cause Fresh Vine’s board of directors to be less inclined to recommend an alternative takeover proposal.

Because the lack of a public market for Notes Live common stock makes it difficult to evaluate the value of Notes Live common stock, the Notes Live shareholders may receive shares of Fresh Vine common stock in the Merger that have a value that is less than, or greater than, the fair market value of Notes Live common stock.

The outstanding common stock of Notes Live is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Notes Live. Because the percentage of Fresh Vine common stock to be issued to Notes Live’s shareholders was determined based on negotiations between the parties, it is possible that the value of Fresh Vine common stock to be received by Notes Live’s shareholders will be less than the fair market value of Notes Live, or that the value of Fresh Vine common stock to be received by Notes Live’s shareholders may be more than the aggregate fair market value for Notes Live.

If the conditions to the merger are not satisfied or waived, the merger will not occur.

Even if the transactions contemplated by the Merger Agreement are approved by Fresh Vine’s stockholders and Notes Live’s shareholders, several other specified conditions set forth in the Merger Agreement must be satisfied or waived to complete the merger, including without limitation (i) the effectiveness of a registration statement on Form S-4 to register the shares of Fresh Vine common stock to be issued in connection with the Merger, (ii) NYSE American’s approval of the listing of the shares of Fresh Vine common stock to be issued in connection with the Merger, and, if applicable, NYSE American’s approval of an initial listing application for the combined company, (iii) if applicable, the completion of required filings under the HSR Act and the expiration or termination any waiting period applicable to the consummation of the merger, (iv) the absence of material adverse effects impacting Fresh Vine or Notes Live, (v) Fresh Vine having cash, cash equivalent assets or other liquid assets at the closing of the merger in an amount that equals or exceeds the Net Cash Target, and having no liabilities on its balance sheet or unpaid or unsatisfied obligations that will require a cash expenditure by Fresh Vine after the effective time of the Merger, (vi) the absence of dissenting Notes Live shareholders, and (vii) the entry by Notes Live into lock-up and leak-out arrangements with its shareholders to its satisfaction. We cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and we may lose some or all of the intended benefits of the merger.

We are substantially dependent on our remaining employees to facilitate the consummation of the merger.

As of December 31, 2023, we had four full-time employees. Our ability to successfully complete the merger depends in large part on our ability to retain our remaining personnel. Despite our efforts to retain these employees, one or more may terminate their employment with us on short notice. The loss of the services of certain employees could potentially harm our ability to consummate the merger, to run our day-to-day business operations, as well as to fulfill our reporting obligations as a public company.

Our ability to complete the Fresh Vine legacy transaction is uncertain, and we cannot predict the terms and conditions of any such Fresh Vine legacy transaction, including the consideration that we may receive.

As a condition to the closing of the Merger, on or before the closing of the Merger, Fresh Vine shall have engaged in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business (the “Fresh Vine Legacy Business”), or the sale, license, transfer, disposition, divestiture or other monetization transaction or other disposition of the assets comprising the Fresh Vine Legacy Business and in connection therewith causing any and all known obligations or liabilities associated with such assets and the conduct of the Fresh Vine Legacy Business operations to be satisfied (the “Fresh Vine Legacy Transaction”).

Because completion of the Fresh Vine Legacy Transaction is a condition to the closing of the Merger, the success of the combined company will be dependent on the success of the Notes Live business operations following the merger.

Lawsuits may be filed in the future against us and the members of our board of directors arising out of the proposed merger, which may delay or prevent the proposed Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Fresh Vine and its board of directors in connection with the transactions contemplated by the Merger Agreement. It is common for public reporting companies engaged in merger transactions to receive letters from purported stockholders demanding amendments to registration statements and/or proxy statements filed with the SEC to provide additional disclosures that such stockholders allege were improperly omitted, or complaints asserting claims for allegedly false and misleading statements in such filings. The outcome of demands or complaints that Fresh Vine may receive or any litigation is uncertain, and Fresh Vine may not be successful in defending against any such claims. Lawsuits that may be filed against Fresh Vine and/or its board of directors could delay or prevent the merger, divert the attention of Fresh Vine’s management team and employees from day-to-day business and otherwise adversely affect Fresh Vine’s business and financial condition.

Risks Related to the Proposed Reverse Stock Split

The proposed reverse stock split may not increase the combined company’s stock price over the long-term.

One of the purposes of the proposed reverse stock split is to increase the per-share market price of the Fresh Vine common stock. It cannot be assured, however, that the proposed reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Fresh Vine common stock will proportionally increase the per-share market price of Fresh Vine common stock, it cannot be assured that the proposed reverse stock split will increase the per-share market price of Fresh Vine common stock by a multiple of the proposed reverse stock split ratio, or result in any permanent or sustained increase in the per-share market price of Fresh Vine common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements for the NYSE American initially, it cannot be assured that it will continue to do so.

The proposed reverse stock split may decrease the liquidity of the combined company’s common stock.

Although the Fresh Vine board of directors believes that the anticipated increase in the per-share market price of the combined company’s common stock as a result of the proposed reverse stock split could encourage interest in the combined company’s common stock and possibly promote greater liquidity for stockholders of the combined company, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock.

Should the market price of the combined company’s common stock decline after the proposed reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed reverse stock split. The proposed reverse stock split may be viewed negatively by the market and, consequently, may lead to a decrease in the combined company’s overall market capitalization. If the per-share market price does not increase in proportion to the exact ratio of the proposed reverse stock split, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share market price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the proposed reverse stock split is effected, or that the proposed reverse stock split will not have an adverse effect on the price of the combined company’s common stock due to the reduced number of outstanding shares after the proposed reverse stock split.

Risks Related to Fresh Vine and its Business if the Merger is Not Completed

If the merger is not completed, Fresh Vine’s board of directors may decide to pursue a dissolution of Fresh Vine. In a dissolution, there can be no assurances as to the amount or timing of available cash, if any, to distribute to Fresh Vine’s stockholders after paying debts and other obligations and setting aside funds for reserves.

Although we have entered into the Merger Agreement with Notes Live, the closing of the merger may be delayed or may not occur at all and there can be no assurance that the merger will deliver the anticipated benefits Fresh Vine expects or enhance stockholder value. If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Fresh Vine may be required to pay Notes Live a termination fee of $1.0 million and/or reimburse Notes Live’s expenses up to a maximum of $500,000. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Fresh Vine will have incurred significant fees and expenses, which must be paid whether or not the merger is completed.

If, for any reason, the merger does not close, Fresh Vine’s board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Fresh Vine or continue to operate Fresh Vine’s business, and/or decide that it is in the best interests of the Fresh Vine stockholders to suspend or cease its operations, seek to dissolve Fresh Vine and liquidate its assets, or initiate bankruptcy proceedings. Any of these alternatives would be costly and time-consuming and may require that Fresh Vine obtain additional funding. Fresh Vine expects that it would be difficult to secure financing in a timely manner, on favorable terms or at all. Fresh Vine can make no assurances that it would be able to obtain additional financing or find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement or that any such alternatives are possible or would be successful, if pursued. To the extent that Fresh Vine seeks and is able to raise additional capital through the sale of equity or convertible debt securities, Fresh Vine’s stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as a common stockholder. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Fresh Vine’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Even if Fresh Vine is able to pursue such alternatives, the failure to complete the merger may result in negative publicity and/or a negative impression of us in the investment community, could significantly harm the market price of Fresh Vine’s common stock and may affect Fresh Vine’s relationship with employees and other partners in the business community.

If the merger is not completed, and Fresh Vine’s board of directors decides that it is in the best interests of Fresh Vine’s stockholders to suspend or cease its operations, seek to dissolve Fresh Vine and liquidate its assets, or initiate bankruptcy proceedings, the amount of cash available, if any, for distribution to Fresh Vine stockholders would depend heavily on the timing of such decision since the amount of cash available for distribution continues to decrease as Fresh Vine funds its operations and incurs fees and expenses related to the merger. In addition, if Fresh Vine’s board of directors were to approve and recommend, and Fresh Vine’s stockholders were to approve, a dissolution of Fresh Vine, Fresh Vine would be required to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions to Fresh Vine’s stockholders. As a result of this requirement, a portion of Fresh Vine’s assets may need to be reserved pending the resolution of such obligations. In addition, Fresh Vine may be subject to litigation or other claims related to a dissolution. If a dissolution were pursued, Fresh Vine’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, Fresh Vine’s stockholders could lose all or a significant portion of their investment in the event of a dissolution of Fresh Vine.

We have a limited operating history and have generated limited revenue to date.

Fresh Vine was recently founded and has a limited operating history on which to base an evaluation of its business and prospects. Fresh Vine’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and evolving markets such as Fresh Vine’s. The risks include, but are not limited to, an evolving business model and the management of growth and product development. To address these risks, Fresh Vine must, among other things, implement and successfully execute its business strategy and other business systems, respond to competitive developments, and attract, retain and motivate qualified personnel. Fresh Vine cannot assure that it will be successful in addressing the risks it may encounter, and its failure to do so could have a material adverse effect on Fresh Vine’s business, prospects, financial condition and results of operations.

Fresh Vine has generated limited revenues to date, including revenues of approximately $1.8 million and $2.9 million during fiscal 2023 and fiscal 2022, respectively. Fresh Vine has incurred net losses of $10.6 million and $15.2 million during fiscal 2023 and 2022, respectively. Fresh Vine had an accumulated deficit of $26.5 million and $15.8 million at December 31, 2023 and 2022, respectively. Fresh Vine may never generate material revenues or achieve profitability.

Fresh Vine has not generated profits from operations to date. The success and longevity of Fresh Vine will depend on its ability to generate profits from future operations or obtain sufficient capital through financing transactions to meet its business obligations.

The report of Fresh Vine’s independent registered public accounting firm on Fresh Vine’s financial statements for the fiscal year ended December 31, 2023 included an explanatory paragraph indicating that there is substantial doubt as to Fresh Vine’s ability to continue as a going concern for twelve months from the financial statement issuance date. Fresh Vine incurred net losses of $10.6 and $15.2 million during fiscal 2023 and 2022, respectively. Fresh Vine’s cash balance at December 31, 2023 was $336,000. Fresh Vine’s ability to continue as a going concern, including during the pendency of the merger transaction, will be determined by its ability to generate sufficient cash flow to sustain our operations and/or raise additional capital in the form of debt or equity financing.

Fresh Vine will require additional debt and/or equity capital to pursue business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If such capital is not available to Fresh Vine, its business, financial condition, and results of operations may be materially and adversely affected.

Fresh Vine will require additional capital to continue its business operations, pursue business objectives and respond to business opportunities, challenges, or unforeseen circumstances, including to increase marketing expenditures to improve its wine brand awareness, build and maintain product inventory, develop new wines, enhance operating infrastructure and acquire complementary businesses. Accordingly, Fresh Vine will need to engage in equity and/or debt financings to secure additional funds. However, additional funds may not be available when Fresh Vine needs them on terms that are acceptable to Fresh Vine or at all. Moreover, any debt financing that Fresh Vine may secure in the future could involve restrictive covenants, which may make it more difficult for Fresh Vine to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on Fresh Vine’s ability to obtain debt financing. If Fresh Vine raises additional funds through further issuances of equity or convertible debt securities, Fresh Vine’s existing stockholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Fresh Vine’s common stock. If Fresh Vine is unable to obtain adequate financing or financing on terms satisfactory us when Fresh Vine’s requires it, Fresh Vine may be forced to obtain financing on undesirable terms or its ability to continue to pursue its business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and Fresh Vine’s business, financial condition and results of operations could be materially and adversely affected.

Fresh Vines need to hire additional executive officers and other personnel.

Fresh Vine’s executive management is currently comprised of an Chief Executive Officer and a Chief Financial Officer, both of whom are serving in interim positions. If the merger transaction is not completed, the future success of our existing wine production business will be dependent in part upon Fresh Vine locating and retaining qualified individuals who will serve as executive officers on a permanent basis and lead Fresh Vine and its business operations, and on Fresh Vine locating additional members to serve on its board of directors to help oversee and guide Fresh Vine. Fresh Vine cannot predict with certainty when we will be able locate such individuals.

The success of Fresh Vine’s existing business depends heavily on the strength of our wine brand.

Obtaining, maintaining and expanding Fresh Vine’s reputation as a producer of premium wine among its customers and the premium wine market generally is critical to the success of Fresh Vine’s business and growth strategy. The premium wine market is driven by a relatively small number of active and well-regarded wine critics within the industry who have outsized influence over the perceived quality and value of wines. If Fresh Vine is unable to maintain the actual or perceived quality of its wines, including as a result of contamination or tampering, environmental or other factors impacting the quality of its grapes or other raw materials, or if Fresh Vine wines otherwise do not meet the subjective expectations or tastes of one or more of a relatively small number of wine critics, the actual or perceived quality and value of one or more of Fresh Vine’s wines could be harmed, which could negatively impact not only the value of that wine, but also the value of the vintage, the particular brand or Fresh Vine’s broader portfolio. The winemaking process is a long and labor-intensive process that is built around yearly vintages, which means that once a vintage has been released we are not able to make further adjustments to satisfy wine critics or consumers. As a result, Fresh Vine is dependent on winemakers and tasting panels to ensure that every wine released meets Fresh Vine’s quality standards.

With the advent of social media, word within the premium wine market spreads quickly, which can accentuate both the positive and the negative reviews of wines and of wine vintages generally. Public perception of Fresh Vine’s brands could be negatively affected by adverse publicity or negative commentary on social media outlets, particularly negative commentary on social media outlets that goes “viral,” or Fresh Vine’s responses relating to, among other things:

•        an actual or perceived failure to maintain high-quality, safety, ethical, social and environmental standards for all operations and activities;

•        an actual or perceived failure to address concerns relating to the quality, safety or integrity of Fresh Vine wines and the hospitality Fresh Vine offers to guests at potential future tasting rooms;

•        Fresh Vine’s environmental impact, including the use of agricultural materials, packaging, water and energy use, and waste management; or

•        an actual or perceived failure by Fresh Vine to promote the responsible consumption of alcohol.

If Fresh Vine does not produce wines that are well-regarded by the relatively small wine critic community, the wine market will quickly become aware and Fresh Vine’s reputation, wine brand, business and financial results of operations could be materially and adversely affected. In addition, if Fresh Vine wine receive negative publicity or consumer reaction, whether as a result of its wines or wines of other producers, Fresh Vine wines in the same vintage could be adversely affected. Unfavorable publicity, whether accurate or not, related to Fresh Vine’s industry, Fresh Vine, its brand, marketing, personnel, operations, business performance or prospects could also unfavorably affect Fresh Vine’s corporate reputation, company value, ability to attract high-quality talent or the performance of Fresh Vine’s business.

Any contamination or other quality control issue could have an adverse effect on sales of the impacted wine or broader portfolio of wines. If any of Fresh Vine’s wines become unsafe or unfit for consumption, cause injury or are otherwise improperly packaged or labelled, Fresh Vine may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread recall, multiple recalls, or a significant product liability judgment against Fresh Vine could cause Fresh Vine’s wines to be unavailable for a period of time, depressing demand and Fresh Vine’s brand equity. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Fresh Vine’s reputation with existing and potential customers and accounts, as well as Fresh Vine’s corporate and individual winery brands image in such a way that current and future sales could be diminished. In addition, should a competitor experience a recall or contamination event, Fresh Vine could face decreased consumer confidence by association as a producer of similar products.

Additionally, third parties may sell wines or inferior brands that imitate Fresh Vine’s wine brand or that are counterfeit versions of Fresh Vine’s labels, and customers could be duped into thinking that these imitation labels are Fresh Vine authentic wines. For example, there could be instances of potential counterfeiting. A negative consumer experience with such a wine could cause them to refrain from purchasing Fresh Vine’s brands in the future and damage brand integrity. Any failure to maintain the actual or perceived quality of Fresh Vine’s wines could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

Damage to Fresh Vine’s reputation or loss of consumer confidence in Fresh Vine’s wines for any of these or other reasons could result in decreased demand for Fresh Vine’s wines and could have a material adverse effect on Fresh Vine’s business, operational results, and financial results, as well as require additional resources to rebuild Fresh Vine’s reputation, competitive position and winery brand strength.

If Fresh Vine’s business grows, it will place increased demands on management, operational and production capabilities that Fresh Vine may not be able to adequately address. If Fresh Vine is unable to meet these increased demands, its business will be harmed.

Unless Fresh Vine manage growth effectively, it may make mistakes in operating its business, such as inaccurate forecasting. The anticipated growth of Fresh Vine’s operations will place significant demand on management and operational resources. In order to manage growth effectively, Fresh Vine must implement and improve operational systems, procedures and controls on a timely basis. Fresh Vine’s key personnel have limited experience managing this type of business. If Fresh Vine cannot manage our business effectively, its business could suffer.

Fresh Vine’s advertising and promotional investments may affect its financial results but not be effective.

Consumer awareness is of great importance to the success of businesses operating in the wine industry. Fresh Vine has incurred, and expect to continue to incur, significant advertising and promotional expenditures to enhance its wine brand and raise consumer awareness. These expenditures may adversely affect Fresh Vine’s results of operations in a particular quarter or even a full fiscal year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in Fresh Vine’s quarterly results of operations. While Fresh Vine strives to invest only in effective advertising and promotional activities in both the digital and traditional segments, it is difficult to correlate such investments with sales results, and there is no guarantee that Fresh Vine’s expenditures will be effective in building brand strength or growing long term sales.

Fresh Vine has relied heavily on celebrities to endorse its wines and market its brand pursuant to license agreements which have been terminated.

Fresh Vine’s brand, and to a large extent Fresh Vine’s direct-to-consumer sales outlet, has been heavily dependent on the positive image and public popularity of, and affinity towards, Nina Dobrev and Julianne Hough. Ms. Dobrev and Ms. Hough served as celebrity spokespersons and ambassadors of Fresh Vine, actively endorsed its wines on their sizable social media and other outlets, and were considered by many to be the face of Fresh Vine’s brand. Under Fresh Vine’s license agreements with Ms. Dobrev and Jaybird Investments, LLC (an entity managed by Ms. Hough), each of Ms. Dobrev and Ms. Hough granted Fresh Vine a license to use her pre-approved name, likeness, image, and other indicia of identity, as well as certain content published by her on her social media and other channels, on and in conjunction with the sale and related pre-approved advertising and promotion of Fresh Vine’s wine.

On August 8, 2023, Fresh Vine received written letters from each of Ms. Dobrev and Jaybird Investments, LLC, notifying the Company that it was in default of their respective license agreements based on failure to pay license fees and providing 30 day notice of termination of their respective license agreements. Effective September 7, 2023, each license agreement terminated. Upon such termination, the rights and licenses granted to Fresh Vine under such agreements were revoked and were required to cease the marketing and sale of products that feature their name, likeness, image, and other indicia of identity after a 90 day run-off period. As a result, Fresh Vine will be required to refocus its marketing and brand promotion efforts, which may adversely affect its business and results of operations.

Fresh Vine relies heavily on third-party suppliers and service providers, and they may not continue to produce products or provide services that are consistent with Fresh Vine’s standards or applicable regulatory requirements, which could harm Fresh Vine’s brand, cause consumer dissatisfaction, and require Fresh Vine to find alternative suppliers and service providers.

Fresh Vine has strategically structured its organization and operations with a view towards minimizing capital investment requirements. Fresh Vine does this by leveraging a network of third-party providers with industry experience and expertise that it uses to perform various functions on its behalf. Specifically, Fresh Vine’s contracted with Fior di Sole, an industry leading packaging innovation and wine production company based in Napa Valley, California, to serve as a “host” winery” and permit Fresh Vine occupy a portion of its production and warehouse facility and its production equipment on an alternating proprietorship basis. Under this arrangement, Fresh Vine used capacity at Fior di Sole’s production facility at times mutually convenient to Fresh Vine and Fior di Sole to produce and bottle wines. Fior di Sole was responsible for keeping its production equipment in good operating order.

Although Fresh Vine was solely responsible for managing and conducting its own winemaking activities, Fresh Vine could request use of the Fior di Sole’s personnel to perform crush, fermentation, blending, cellar, warehousing, barrel topping and/or bottling services for additional fees. Under a separate agreement, Fior di Sole provided Fresh Vine with bulk juice and blends, finishes, bottles, stops, labels, and packages its wine. Fior di Sole provided these services on a purchase order basis, which purchase orders are subject to the parties’ mutual agreement. This agreement was terminated in December 2023.

Fresh Vine relies heavily on the third parties to manage the sales and distribution of wine and manage its DTC marketing initiatives. Fresh Vine also utilizes third parties to help manage all of its regulatory licensing and compliance activities, and Fresh Vine utilizes additional software tools available to the industry to navigate and manage the complex state-by-state regulations that apply to its operations in the beverage alcohol industry.

Fresh Vine engages many of its third-party suppliers and service providers on a purchase order basis or pursuant to agreements that are generally one year or less in duration. The ability and willingness of these third parties to supply and provide services may be affected by competing orders placed by other companies, the demands of those companies or other factors. If Fresh Vine experiences significant increases in demand or need to replace a significant third party supplier or service provider, there can be no assurance that alternative third party vendors will be available when required on terms that are acceptable, or at all, or that any such vendor will allocate sufficient capacity to Fresh Vine in order to meet its requirements. If Fresh Vine fail to replace a supplier or servicer provider in a timely manner or on commercially reasonable terms, Fresh Vine could incur product disruptions and its operating results and financial condition could be materially harmed. Switching or adding additional vendors, particularly Fresh Vine’s alternating proprietorship host winery, would also involve additional costs and require management time and focus.

Except for remedies that may be available to Fresh Vine under agreements with third-party vendors, Fresh Vine cannot control whether or not such vendors devote sufficient time and resources to supporting Fresh Vine’s business operations. These third parties may also have relationships with other commercial entities, including competitors, for whom they may also be providing services, which could affect their performance on Fresh Vine’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines or need to be replaced for other reasons, it could adversely impact Fresh Vine’s ability to meet consumers’ demands for its products or comply with regulatory requirements and subject Fresh Vine’s to potential liability, any of which may harm the reputation of Fresh Vine and its products.

Although Fresh Vine attempts to carefully manage its relationships with its network of third-party vendors, there can be no assurance that Fresh Vine will not encounter challenges or delays in the future or that these challenges or delays will not have a material adverse impact on Fresh Vine’s business, financial condition and prospects.

Fresh Vine faces significant competition with an increasing number of products and market participants that could materially and adversely affect its business, results of operations and financial results.

Fresh Vine’s industry is intensely competitive and highly fragmented. Fresh Vine’s wines compete with many other domestic and foreign wines. Fresh Vine’s wines compete with popularly priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for drinker acceptance and loyalty, shelf space and prominence in retail stores, presence, and prominence on restaurant wine lists and for marketing focus by Fresh Vine’s distributors, many of which carry extensive portfolios of wines and other alcoholic beverages. This competition is driven by established companies as well as new entrants in our markets and categories. In the United States, wine sales are relatively concentrated among a limited number of large suppliers, including E&J Gallo, Constellation, Duckhorn, Trinchero, Jackson Family Wines, Ste. Michelle and The Wine Group, and these and Fresh Vine’s other competitors may have more robust financial, technical, marketing and distribution networks and public relations resources than Fresh Vine has. As a result of this intense competition, Fresh Vine has experienced and may continue to face upward pressure on its selling, marketing and promotional efforts and expenses. There can be no assurance that in the future that Fresh Vine will be able to successfully compete with competitors or that it will not face greater competition from other wineries and beverage manufacturers.

If Fresh Vine is unable to successfully compete with existing or new market participants, or if Fresh Vine does not effectively respond to competitive pressures, it could experience reductions in market share and margins that could have a material and adverse effect on its business, results of operations and financial results.

Consolidation of the distributors of Fresh Vine’s wines, as well as the consolidation of retailers, may increase competition in an already crowded space and may have a material adverse effect on Fresh Vine’s business, results of operations and financial results.

Other than sales made directly to consumers, the majority of Fresh Vine’s wine sales are made through distributors for resale to retail outlets, restaurants and hotels across the United States. Fresh Vine expect sales to distributors to represent an increasingly substantial portion of its future net sales as Fresh Vine grows its network of wholesale distributors. Consolidation among wine producers, distributors, wholesalers, suppliers and retailers could create a more challenging competitive landscape for Fresh Vine’s wines. In addition, Fresh Vine believes that the increased growth and popularity of the retail e-commerce environment across the consumer product goods market, which accelerated during the COVID-19 pandemic and the resulting quarantines, “stay at home” orders, travel restrictions, retail store closures, social distancing requirements and other government action, has and is likely to continue to change the competitive landscape for Fresh Vine’s wines. Consolidation at any level could hinder the distribution and sale of Fresh Vine’s wines as a result of reduced attention and resources allocated to its wine brands both during and after transition periods, because Fresh Vine’s brands might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins as newly consolidated distributors take down prices or demand more margin from existing suppliers. Changes in distributors’ strategies, including a reduction in the number of brands they carry or the allocation of resources for Fresh Vine’s competitors’ brands or private label products, may adversely affect Fresh Vine’s growth, business, financial results and market share. Distributors of Fresh Vine’s wines offer products that compete directly with Fresh Vine’s wines for inventory and retail shelf space, promotional and marketing support and consumer purchases. Expansion into new product categories by other suppliers or innovation by new entrants into the market could increase competition in Fresh Vine’s product categories.

An increasingly large percentage of our net sales is concentrated within a small number of wholesale customers. The purchasing power of large retailers is significant, and they have the ability to command concessions. There can be no assurance that the distributors and retailers will purchase Fresh Vine’s wines or provide Fresh Vine’s wines with adequate levels of promotional and merchandising support. The failure to bring on major accounts or the need to make significant concessions to retain one or more such accounts could have a material and adverse effect on Fresh Vine’s business, results of operations and financial position.

A reduction in consumer demand for wine, which may result from a variety of factors, including demographic shifts and decreases in discretionary spending, could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

Fresh Vine relies on consumers’ demand for our wine. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, changes in discretionary income, public health policies and perceptions and changes in leisure, dining and beverage consumption patterns. Fresh Vine’s success will require it to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from Fresh Vine’s wine brand, its results of operations would be materially and adversely affected.

A limited or general decline in consumer demand could occur in the future due to a variety of factors, including:

•        a general decline in economic or geopolitical conditions;

•        a general decline in the consumption of alcoholic beverage products in on-premise establishments, such as those that may result from smoking bans and stricter laws relating to driving while under the influence of alcohol and changes in public health policies, including those implemented to address the COVID-19 pandemic;

•        a generational or demographic shift in consumer preferences away from wines to other alcoholic beverages;

•        increased activity of anti-alcohol groups;

•        concern about the health consequences of consuming alcoholic beverage products; and

•        increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and increased restrictions on beverage alcohol advertising and marketing.

Demand for premium wine brands may be particularly susceptible to changing economic conditions and consumer tastes, preferences and spending habits, which may reduce Fresh Vine’s sales of these products and adversely affect its profitability. An unanticipated decline or change in consumer demand or preference could also materially impact Fresh Vine’s ability to forecast for future production requirements, which could, in turn, impair its ability to effectively adapt to changing consumer preferences. Any reduction in the demand for Fresh Vine’s wines would materially and adversely affect its business, results of operations and financial results.

Due to the three-tier alcohol beverage distribution system in the United States, Fresh Vine is heavily reliant on distributors that resell alcoholic beverages in all states in which it do business. A significant reduction in distributor demand for Fresh Vine’s wines would materially and adversely affect Fresh Vine’s sales and profitability.

Due to regulatory requirements in the United States, Fresh Vine sells a significant portion of its wines to wholesalers for resale to retail accounts. A change in the relationship with any of Fresh Vine’s significant distributors could harm its business and reduce its sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of Fresh Vine’s major distributors or Fresh Vine’s inability to collect accounts receivable from its major distributors could harm Fresh Vine’s business. In addition, an expansion of the laws and regulations limiting the sale of wine would materially and adversely affect Fresh Vine’s business, results of operations and financial results. There can be no assurance that the distributors and accounts to which Fresh Vine sells its wines will continue to purchase Fresh Vine’s wines or provide such wines with adequate levels of promotional support, which could increase competitive pressure to increase sales and marketing spending and could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

Fresh Vine’s marketing strategy involves continued expansion into the direct-to-consumer channel, which may present risks and challenges for which it is not adequately prepared and which could negatively affect its sales in these channels and its profitability.

A portion of Fresh Vine’s operating strategy is to expand its sales of wine through the direct-to-consumer channel. However, the direct-to-consumer marketplace is highly competitive and in recent years has seen the entrance of new competitors and products targeting similar customer groups as Fresh Vine’s business. To be competitive and forge new connections with customers, Fresh Vine has invested in the expansion of its direct-to-consumer channel. Such expansion may require significant investment in e-commerce platforms, marketing, fulfilment, information technology (“IT”) infrastructure and other known and unknown costs. The success of Fresh Vine’s direct-to-consumer sales channel depends on Fresh Vine’s ability to maintain the efficient and uninterrupted operation of online order-processing and fulfilment and delivery operations. As such, Fresh Vine is heavily dependent on the performance of its shipping and technology partners. Any system interruptions or delays could prevent potential customers from purchasing Fresh Vine’s wines directly.

Fresh Vine’s ability to ship wines directly to our customers is the result of court rulings, including the U.S. Supreme Court ruling in Granholm v. Heald, which allow, in certain circumstances, shipments to customers of wines from out-of-state wineries. Any changes to the judicial, legal, or regulatory framework that reduce Fresh Vine’s ability to sell wines in most states using its direct-to-consumer sales channel could have a materially adverse effect on Fresh Vine’s business, results of operations and financial results.

Fresh Vine may be unable to adequately adapt to shifts in consumer preferences for points of purchase, such as an increase in at-home delivery during the COVID-19 pandemic, and Fresh Vine’s competitors may react more rapidly or with improved customer experiences. A failure to react quickly to these and other changes in consumer preferences, or to create infrastructure to support new or expanding sales channels may materially and adversely affect Fresh Vine’s business, results of operations and financial results.

A failure to adequately prepare for adverse events that could cause disruption to elements of Fresh Vine’s business, including the availability of bulk grapes, and the blending, inventory aging or distribution of Fresh Vine’s wines could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

Disruptions to Fresh Vine’s operations caused by adverse weather, natural disasters, public health emergencies, including the COVID-19 pandemic, or unforeseen circumstances may cause delays to or interruptions in its operations. Concerns regarding the availability of water for production is particular to companies that produce and bottle wines in California. A consequence of any of these or supply or supply chain disruptions, including the temporary inability to produce wines due to the closure of our production sites, could prevent Fresh Vine’s from meeting consumer demand in the near term or long term. For example, as result of the COVID-19 pandemic, Fresh Vine’s industry has experienced temporary supply chain disruptions for certain processed materials, cardboard packaging, and glass, as well as increased strain on logistics networks and shipping partners. The occurrence of any such disruptions during a peak time of demand for such processed materials could increase the magnitude of the effect on Fresh Vine’s distribution network and sales. Failure to adequately prepare for and address any such disruptions could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

A catastrophic event causing physical damage, disruption or failure at Fresh Vine’s production facility could adversely affect Fresh Vine’s business. Although Fresh Vine’s wines currently available for sale do not require substantial aging, Fresh Vine expects that certain of its wines, including the Reserve Cabernet Sauvignon, require aging for some period of time. As a result, Fresh Vine expects to maintain inventory of aged and maturing wines in warehouses. The loss of a substantial amount of aged inventory through fire, accident, earthquake, other natural or man-made disaster, contamination or otherwise could significantly reduce the supply of the affected wine or wines, including aged wines, which are typically the highest priced and limited production wines.

Any disruptions that cause forced closure or evacuation could materially harm Fresh Vine’s business, results of operations and financial results. Additionally, should multiple closings occur, Fresh Vine may lose guest confidence resulting in a reduction in direct sales, which could materially and adversely affect Fresh Vine’s business, results of operations and financial results. If Fresh Vine expands future operations to include tasting rooms, such closings would also negatively impact visitation.

Inclement weather, drought, pests, plant diseases and other factors could reduce the amount or quality of the grapes available to produce Fresh Vine’s wines, which could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

A shortage in the supply of quality grapes may result from the occurrence of any number of factors that determine the quality and quantity of grape supply, including adverse weather conditions (including heatwaves, frosts, drought and excessive rainfall), and various diseases, pests, fungi and viruses. Fresh Vine cannot anticipate changes in weather patterns and conditions, and Fresh Vine cannot predict their impact on its operations if they were to occur. Any shortage could cause an increase in the price of some or all of the grape varietals required for Fresh Vine’s wine production or a reduction in the amount of wine that Fresh Vine is able to produce, which could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

Factors that reduce the quantity of grapes the growers with which Fresh Vine contracts grow may also reduce their quality. Deterioration in the quality of Fresh Vine’s wines could harm its wine brand strength, and a decrease in Fresh Vine’s production could reduce its sales and increase its expenses, both of which could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

If Fresh Vine is unable to obtain adequate supplies of premium juice from third-party juice suppliers, the quantity or quality of its production of wine could be adversely affected, causing a negative impact on Fresh Vine’s business, results of operations and financial condition.

The production of Fresh Vine’s wines and the ability to fulfill the demand for Fresh Vine’s wines is restricted by the availability of premium grapes and juice from third-party growers. If Fresh Vine is unable to source grapes and juice of the requisite quality, varietal and geography, among other factors, its ability to produce wines to the standards, quantity and quality demanded by customers could be impaired.

Factors including climate change, agricultural risks, competition for quality, water availability, land use, wildfires, floods, disease, and pests could impact the quality and quantity of grapes and bulk juice available to Fresh Vine. Furthermore, these potential disruptions in production may drive up demand for grapes and bulk juice creating higher input costs or the inability to purchase these materials. Following the 2020 wildfires in Northern California, the price of bulk juice increased substantially in a very short period of time, leading to some wine producers reducing lot sizes of certain wines. As a result, Fresh Vine’s financial results could be materially and adversely affected both in the year of the harvest and future periods.

If Fresh Vine is unable to identify and obtain adequate supplies of quality agricultural, raw and processed materials, including corks, glass bottles, barrels, winemaking additives and agents, water and other supplies, or if there is an increase in the cost of the commodities or products, Fresh Vine’s profitability, production and distribution capabilities could be negatively impacted, which would materially and adversely affect Fresh Vine’s business, results of operations and financial condition.

Fresh Vine uses grapes and other raw materials to produce and package wine, including corks, barrels, winemaking additives, and water, as well as large amounts of packaging materials, including metal, cork, glass and cardboard. Fresh Vine purchases raw materials and packaging materials under contracts of varying maturities from domestic and international suppliers.

Glass bottle costs are one of Fresh Vine’s largest packaging components of cost of goods sold. In North America, glass bottles have only a small number of producers. The inability of any of Fresh Vine’s glass bottle suppliers to satisfy its requirements could materially and adversely affect its business. In addition, costs and programs related to mandatory recycling and recyclable materials deposits could be adopted in states of manufacture, imposing additional and unknown costs to manufacture products utilizing glass bottles. The amount of water available for use is important to the supply of grapes, other agricultural raw materials, and Fresh Vine’s ability to operate our business. If climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality, which may affect Fresh Vine’s production costs, consistency of yields or impose capacity constraints. Fresh Vine depends on sufficient amounts of quality water to conduct operations. The suppliers of the grapes and other agricultural raw materials Fresh Vine purchases also depend upon sufficient supplies of quality water for their vineyards and fields. Prolonged or severe drought conditions in the western United States or restrictions imposed on irrigation options by governmental authorities could have an adverse effect on Fresh Vine’s operations in the region. If water available to Fresh Vine’s operations or the operations of its suppliers becomes scarcer, restrictions are placed on Fresh Vine’s usage of water or the quality of that water deteriorates, Fresh Vine may incur increased production costs or face manufacturing constraints which could negatively affect its production. Even if quality water is widely available, water purification and waste treatment infrastructure limitations could increase costs or constrain operation of Fresh Vine’s production facilities. Any of these factors could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

Fresh Vine’s production and shipping activities also use energy in their operations, including electricity, propane and natural gas. Energy costs could rise in the future, which would result in higher transportation, freight and other operating costs, such as ageing and bottling expenses. Fresh Vine’s freight cost and the timely delivery of its wines could be adversely affected by a number of factors that could reduce the profitability of Fresh Vine’s operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. In addition, increased labor costs or insufficient labor supply could increase production costs.

Fresh Vine’s supply and the price of raw materials, packaging materials and energy and the cost of energy, freight and labor used in Fresh Vine’s productions and distribution activities could be affected by a number of factors beyond our control, including market demand, global geopolitical events (especially their impact on energy prices), economic factors affecting growth decisions, exchange rate fluctuations and inflation. To the extent any of these factors, including supply of goods and energy, affect the prices of ingredients or packaging, or Fresh Vine does not effectively or completely hedge changes in commodity price risks, or is unable to recoup costs through increases in the price of finished wines, Fresh Vine’s business, results of operations and financial results could be materially and adversely affected.

In addition to litigation that may arise from time to time in the ordinary course of business, Fresh Vine has been engaged in litigation with its former Chief Operating Officer.

As disclosed under “Fresh Vine Business — Legal Proceedings,” Fresh Vine was a defendant in a lawsuit styled Timothy Michaels v. Fresh Vine Wine, Inc. filed May 27, 2022 in the Fourth Judicial District Court, Hennepin County, Minnesota. The lawsuit relates to a complaint filed by Mr. Michaels resulting from Fresh Vine including a restricted “lock-up” legend on shares of Fresh Vine common stock issued to Mr. Michaels pursuant to a settlement agreement that Fresh Vine entered into with Mr. Michaels following termination of his employment and for delay in removing or directing Fresh Vine’s transfer agent to remove such legend. On January 25, 2024, the jury in the lawsuit rendered a verdict against Freeh Vine awarding damages to Mr. Michaels in the amount of $585,976.25. The damages awarded to Mr. Michaels by the trial court are not covered by Fresh Vine’s insurance policies. On February 22, 2024, Fresh Vine filed a renewed motion for post-verdict judgment in favor of Fresh Vine as a matter of law. On February 26, 2024, the Judge in the lawsuit denied the renewed motion for post-verdict judgment.

On March 25, 2024, Mr. Michaels filed a Notice and Application for Taxation of Costs and Disbursements. On March 26, 2024, the Company filed its Notice of Appeal. On March 26, 2024, Mr. Michaels served a motion for Pre-verdict and Prejudgment Interest. On March 27, 2024, a Notice of Entry of Judgment was filed and, on March 28, 2024, a Notice of Docketing of Judgment was entered. Although the Company believes it has legal grounds to appeal the verdict, continued litigation and related actions may be expensive, the outcome of any litigation (including any appeal) is difficult to predict, and the existence of litigation may impact the ability of management to focus on other business matters. Furthermore, the Company may be required to post an appeal bond in order to stay execution of the money judgment pending any appeal. Given the Company’s current financial position, the cost of such an appeal bond is uncertain and may be higher than the typical cost of such a bond or require the Company to provide cash or other collateral. In addition, adverse judgments may result in an increase in future insurance premiums, and any judgments for which the Company is not fully insured may result in a significant financial loss and may materially and adversely affect the Company’s business, results of operations and financial results.

The impact of U.S. and worldwide economic trends and financial market conditions could materially and adversely affect Fresh Vine’s business, liquidity, financial condition and results of operations.

Fresh Vine is subject to risks associated with adverse economic conditions in the United States and globally, including economic slowdown, inflation, and the disruption, volatility and tightening of credit and capital markets. Unfavorable global or regional economic conditions could materially and adversely impact Fresh Vine’s business, liquidity, financial condition and results of operations. In general, positive conditions in the broader economy promote customer spending on wine, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on wine. Unemployment, tax increases, governmental spending cuts or a return of high levels of inflation could affect consumer spending patterns and purchases of Fresh Vine’s wines and other alcoholic beverage products. Reduced consumer discretionary spending and reduced consumer confidence could negatively affect the trend towards consuming premium wines and could result in a reduction of wine and beverage alcohol consumption in the United States generally. In particular, extended periods of high unemployment, lower consumer discretionary spending and low consumer confidence could result in lower sales of premium wine brands, including Fresh Vine’s wine, in favor of wine brands which have a lower average sales price and generally have lower gross profit margins and lower overall sales, which could negatively impact our business and results of operations. These conditions could also create or worsen credit issues, cash flow issues, access to credit facilities and other financial hardships for Fresh Vine and its suppliers, distributors, accounts and consumers. An inability of Fresh Vine’s suppliers, distributors and retailers to access liquidity could impact Fresh Vine’s ability to produce and distribute its wines.

If Fresh Vine is unable to secure and protect its intellectual property in domestic and foreign markets, including trademarks for its wine brands and wines, the value of its wine brands and intellectual property could decline, which could have a material and adverse effect on its business, results of operations and financial results.

The future success of Fresh Vine’s existing business depends on its ability to protect its current and future wine brands and wines and to enforce and defend its trademarks and other intellectual property rights. Fresh Vine relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to secure and protect its intellectual property rights. Fresh Vine has been granted three (3) trademark registrations in the United States for FRESH VINE®, FRESH VINE (Stylized)®, and our FV Logo®, and numerous trademark registrations in other countries for the FRESH VINE mark, and Fresh Vine has filed, and may continue to file, trademark applications seeking to protect newly-developed wine brands. Fresh Vine has also been granted a copyright registration in the first version of its website located at www.freshvine.com.

Fresh Vine cannot be sure that any trademark office or copyright office will issue trademark registrations under any of its trademark applications, or copyright registrations under any of its copyright applications. Third parties may oppose the registration of Fresh Vine’s trademark applications, contest its trademark rights or copyrights, and petition to cancel its registered trademarks. Fresh Vine cannot assure that it will be successful in defending its trademarks or copyrights in actions brought by third parties. There is also a risk that Fresh Vine could fail to timely maintain or renew its trademark registrations or otherwise protect its trademark rights or copyrights, which could result in the loss of those trademark rights (including in connection with failure to maintain consistent use of these trademarks). If Fresh Vine fails to maintain its trademarks or a third party successfully challenges its trademarks or copyrights, Fresh Vine could be forced to rebrand its wines, and any other products, which could result in a loss of wine brand recognition and could require Fresh Vine to devote additional resources to the development and marketing of new wine brands.

Notwithstanding any trademark registrations or copyright registrations held by Fresh Vine, a third party could bring a lawsuit or other claim alleging that Fresh Vine has infringed that third party’s trademark rights or copyrights. Any such claims, with or without merit, could require significant resources to defend, could damage the reputation of Fresh Vine’s wine brands, could result in the payment of compensation (whether as a damages award or settlement) to such third parties, and could require Fresh Vine to stop using its wine brands or otherwise agree to an undertaking to limit that use. In addition, Fresh Vine’s actions to monitor and enforce trademark rights or copyrights against third parties may not prevent counterfeit products or products bearing confusingly similar trademarks from entering the marketplace, which could divert sales from Fresh Vine, tarnish its reputation or reduce the demand for its products or the prices at which we sell those products. Any enforcement litigation brought by Fresh Vine, whether or not successful, could require significant costs and resources, and divert the attention of management, which could negatively affect Fresh Vine’s business, results of operations and financial results. Third parties may also acquire and register domain names that are confusingly similar to or otherwise damaging to the reputation of Fresh Vine’s trademarks, and Fresh Vine may not be able to prevent or cancel any such domain name registrations.

In addition to registered intellectual property rights such as trademark registrations and copyright registrations, Fresh Vine has relied on non-registered proprietary information, such as trade secrets, confidential information, and know-how, including in connection with the crafting of its low calorie, low-carb, premium tasting wines. In order to protect our proprietary information, Fresh Vine has relied in part on agreements with our employees, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to Fresh Vine’s competitors, which could cause Fresh Vine to lose any competitive advantage resulting from this intellectual property. To the extent that its employees, independent contractors or other third parties with whom Fresh Vine does business use intellectual property owned by others in their work for Fresh Vine, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with Fresh Vine’s products. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce Fresh Vine’s trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Fresh Vine’s proprietary rights, and failure to obtain or maintain protection of its trade secrets or other proprietary information could harm its business, financial condition, results of operations and competitive position.

Fresh Vine may not be fully insured against catastrophic perils, including catastrophic loss or inaccessibility of wineries, production facilities and/or distribution systems resulting from fire, wildfire, flood, wind events, earthquake and other perils, which may cause us to experience a material financial loss.

If any of the facilities at which Fresh Vine stores its wine inventory were to experience a catastrophic loss in the future, it could disrupt Fresh Vine’s operations, delay production, shipments and our recognition of revenue, and result in potentially significant expenses to repair or replace the facility. If such a disruption were to occur, Fresh Vine could breach agreements, its reputation could be harmed and its business and operating results could be materially and adversely affected. Although Fresh Vine carries insurance to cover property and inventory damage and business interruption, these coverages are subject to deductibles and self-insurance obligations, as well as caps on coverage that could be below the value of losses Fresh Vine could incur in certain catastrophic perils. Furthermore, claims for recovery against Fresh Vine’s insurance policies can be time-consuming, and may result in significant delays between when it incurs damages and when it receives payment under applicable insurance policies. If one or more significant catastrophic events occurred damaging Fresh Vine’s or third-party assets and/or services, Fresh Vine could suffer a major financial loss and its business, results of operations and financial condition could be materially and adversely affected.

From time to time, Fresh Vine may become subject to litigation specifically directed at the alcoholic beverage industry, as well as litigation arising in the ordinary course of business.

Companies operating in the alcoholic beverage industry may, from time to time, be exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking, and driving, underage drinking and health consequences from the misuse of alcohol. These campaigns could result in an increased risk of litigation against Fresh Vine and its industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future.

From time to time, Fresh Vine may also be party to other litigation in the ordinary course of our operations, including in connection with commercial disputes, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, or, securities-related class action lawsuits, particularly following any significant decline in the price of Fresh Vine’s securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties, or fines as well as reputational damage to Fresh Vine’s and its wine brands and may impact the ability of management to focus on other business matters. Furthermore, any adverse judgments may result in an increase in future insurance premiums, and any judgments for which Fresh Vine is not fully insured may result in a significant financial loss and may materially and adversely affect Fresh Vine’s business, results of operations and financial results.

A failure of one or more of Fresh Vine’s key IT systems, networks, processes, associated sites or service providers could have a material adverse impact on business operations, and if the failure is prolonged, Fresh Vine’s financial condition.

Fresh Vine relies on IT systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided, and used by third parties or their vendors, to assist it in the management of its business. The various uses of these IT systems, networks and services include, but are not limited to: hosting Fresh Vine’s internal network and communication systems; supply and demand planning; production; shipping wines to customers; hosting Fresh Vine’s website(s) and marketing products to consumers; collecting and storing customer, consumer, employee, stockholder, and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal or tax requirements; providing data security; and handling other processes necessary to manage Fresh Vine’s business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of Fresh Vine’s IT systems, networks and services, as well as the confidentiality, availability, and integrity of Fresh Vine’s data, and Fresh Vine has in the past, and/or may in the future, experience cyberattacks and other unauthorized access attempts to its IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, Fresh Vine or its vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If Fresh Vine is unable to efficiently and effectively maintain and upgrade our system safeguards, it may incur unexpected costs and certain of its systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of Fresh Vine’s data could be at risk, or Fresh Vine may incur unforeseen costs impacting its financial position. If the IT systems, networks or service providers Fresh Vine relies upon fails to function properly, or if Fresh Vine suffers a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, Fresh Vine may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and Fresh Vine may suffer interruptions in its ability to manage its operations and reputational, competitive or business harm, which may adversely affect Fresh Vine’s business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and Fresh Vine may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to Fresh Vine or to its employees, stockholders, customers, suppliers, consumers or others. In any of these events, Fresh Vine could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems.

Fresh Vine’s failure to adequately maintain and protect personal information of its customers or employees in compliance with evolving legal requirements could have a material adverse effect on Fresh Vine’s business.

Fresh Vine collects, uses, stores, discloses or transfers (collectively, “processes”) personal information, including from employees and customers, in connection with the operation of its business. A wide variety of local and international laws as well as regulations and industry guidelines apply to the privacy and collecting, storing, use, processing, disclosure, and protection of personal information and may be inconsistent among countries or conflict with other rules. Data protection and privacy laws and regulations are changing, subject to differing interpretations and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, the State of California has enacted the California Consumer Privacy Act of 2018 (“CCPA”), which generally requires companies that collect, use, share and otherwise process “personal information” (which is broadly defined) of California residents to make disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or the sale of personal information, allows consumers to exercise certain rights with respect to any personal information collected and provides a new cause of action for data breaches. In addition, a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, was recently approved by ballot initiative during the November 3, 2021 general election. On January 1, 2023 the CCPA became effective and added additional privacy protection. This may require us to incur additional expenditures to ensure compliance. Additionally, the Federal Trade Commission, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at the federal and state level may require Fresh Vine to modify its data processing practices and policies and to incur additional expenditures in order to comply.

Foreign laws and regulations relating to privacy, data protection, information security and consumer protection often are more restrictive than those in the United States. The European Union, for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. In May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other data subjects before collecting or using their data for certain purposes, including some marketing activities. Outside of the European Union, many countries have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, Fresh Vine would increase its risk of non-compliance with applicable foreign data protection laws by expanding internationally. Fresh Vine may need to change and limit the way it uses personal information in operating its business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection.

Compliance with these and any other applicable privacy and data protection laws and regulations is a rigorous and time-intensive process, and Fresh Vine may be required to put in place additional mechanisms ensuring compliance with the new privacy and data protection laws and regulations. Fresh Vine’s actual or alleged failure to comply with any applicable privacy and data protection laws and regulations, industry standards or contractual obligations, or to protect such information and data that we process, could result in litigation, regulatory investigations, and enforcement actions against it, including fines, orders, public censure, claims for damages by employees, customers and other affected individuals, public statements against it by consumer advocacy groups, damage to its reputation and competitive position and loss of goodwill (both in relation to existing customers and prospective customers) any of which could have a material adverse effect on Fresh Vine’s business, financial condition, results of operations, and cash flows. Additionally, if third parties that Fresh Vine works with, such as vendors or developers, violate applicable laws or Fresh Vine’s policies, such violations may also place personal information at risk and have an adverse effect on Fresh Vine’s business. Even the perception of privacy concerns, whether or not valid, may harm a company’s reputation, subjecting it to regulatory scrutiny and investigations.

As a producer of alcoholic beverages, Fresh Vine is the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on Fresh Vine’s business, financial condition, results of operations and future prospects.

Fresh Vine is subject to extensive regulation in the United States by federal, state, and local laws regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) and the Food and Drug Administration (the “FDA”). These and other regulatory agencies impose a number of product safety, labelling and other requirements on Fresh Vine’s operations and sales. In California, where all of Fresh Vine’s wines have been made, Fresh Vine is subject to alcohol-related licensing and regulations by many authorities, including the Department of Alcohol Beverage Control (the “ABC”), which investigates applications for licenses to sell alcoholic beverages, reports on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted. Fresh Vine is also subject to regulatory compliance requirements in all states in which it sells its wines. Any governmental litigation, fines, or restrictions on our operations resulting from the enforcement of these existing regulations or any new legislation or regulations could have a material adverse effect on Fresh Vine’s business, results of operations and financial results. Any government intervention challenging the production, marketing, promotion, distribution or sale of beverage alcohol or specific brands could affect Fresh Vine’s ability to sell its wines. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in Fresh Vine’s favor could have a negative impact on its business, results of operations or financial results. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on Fresh Vine’s business. Changes to the interpretation or approach to enforcement of regulations may require changes to Fresh Vine’s business practices or the business practices of its suppliers, distributors, or customers. The penalties associated with any violations or infractions may vary in severity, and could result in a significant impediment to Fresh Vine’s business operations, and could cause Fresh Vine to have to suspend sales of wines in a jurisdiction for a period of time.

New and changing environmental requirements, and new market pressures related to climate change, could materially and adversely affect Fresh Vine’s business, results of operations and financial results.

There has been significant public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogues to federal regulations and authorities intended to perform the similar purposes. Fresh Vine is subject to local environmental regulations that address a number of elements of its wine production process, including air quality, the handing of hazardous waste, recycling, water use and discharge, emissions and traffic impacts. Compliance with these and other environmental regulation requires significant resources. Continued regulatory and market trends towards sustainability may require or incentivize Fresh Vine to make changes to its current business operations. Fresh Vine may experience future increases in the costs associated with environmental regulatory compliance, including fees, licenses and the cost of capital improvements to meet environmental regulatory requirements. Although Fresh Vine doesn’t cultivate its own grapes, increased costs associated with environmental regulatory compliance may impact grape growers, which may increase costs to purchase bulk juice.

Changes in foreign and domestic laws and government regulations to which Fresh Vine is currently subject, including changes to the method or approach of enforcement of these government rules and regulations, may increase costs or limit Fresh Vine’s ability to sell wines into certain markets, which could materially and adversely affect Fresh Vine’s business, results of operations and financial condition.

Government laws and regulations may result in increased production and sales costs, including an increase on the applicable tax in various state, federal and foreign jurisdictions in which Fresh Vine does business. The amount of wine that Fresh Vine can sell directly to consumers outside of California is regulated, and in certain states it is not allowed to sell wines directly to consumers at all. Changes in these laws and regulations that tighten current rules could have an adverse impact on sales or increase costs to produce, market, package or sell wine. Changes in regulation that require significant additional source data for registration and sale, in the labelling or warning requirements, or limitations on the permissibility of any component, condition or ingredient, in the places in which Fresh Vine’s wines can be legally sold could inhibit sales of affected products in those markets.

The wine industry is subject to extensive regulation by a number of foreign and domestic agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, land use, production methods, trade and pricing practices, permitted distribution channels, permitted and required labelling, advertising, sequestration of classes of wine and relations with wholesalers and retailers. Any expansion of our existing facilities may be limited by present and future zoning ordinances, use permit terms, environmental restrictions and other legal requirements. In addition, new or updated regulations, requirements or licenses, particularly changes that impact Fresh Vine’s ability to sell DTC and/or retain accounts in California, or new or increased excise taxes, income taxes, property and sales taxes or international tariffs, could affect Fresh Vine’s financial condition or results of operations. From time to time, states consider proposals to increase state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on Fresh Vine’s business, financial condition, and results of operations.

Risks related to Fresh Vine’s Common Stock

Fresh Vine’s failure to maintain continued compliance with the listing requirements of the NYSE American exchange could result in the delisting of Fresh Vine common stock.

Fresh Vine common stock has been listed on the NYSE American exchange since Fresh Vine’s December 2021 initial public offering. The rules of NYSE American provide that the NYSE American may, in its discretion, suspend dealings in, or may remove any security from, listing. As a matter of policy, NYSE American will consider the delisting of a security when the financial condition and/or operating results of a company appear to be unsatisfactory, the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the NYSE American inadvisable, the company has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company, the company has failed to comply with its listing agreements with the NYSE American, or any other event shall occur or any condition shall exist which makes further dealings on the NYSE American unwarranted. For example, the NYSE American considers suspending trading in, or removing the listing of, securities of an issuer that has stockholders’ equity of less than (i) $2 million if such issuer has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years, (ii) $4 million if such issuer has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, or (iii) $6 million if such issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. The NYSE American will also consider suspending trading in, or removing the listing of, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable as to whether such issuer will be able to continue operations and/or meet its obligations as they mature.

On September 8, 2023, Fresh Vine received a written notice (the “Notice”) from NYSE American stating that it was not in compliance with the $4 million stockholders’ equity requirement of Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). Fresh Vine reported stockholders’ equity of $2.4 million as of June 30, 2023, the end of its second fiscal quarter of 2023, and has had losses from continuing operations and/or net losses in each of the fiscal years ended December 31, 2020, 2021 and 2022. As required by the NYSE American, Fresh Vine submitted a plan to the NYSE American on October 9, 2023 addressing actions it has taken and how it intends to regain compliance with the continued listing standards by March 8, 2025.

On November 21, 2023, Fresh Vine received notification (the “Acceptance Letter”) from NYSE American that its plan to regain compliance with NYSE American’s listing standards was accepted. The Acceptance Letter also stated that Fresh Vine is not in compliance with Section 1003(a)(i) of the Company Guide, which requires an issuer to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years. Fresh Vine reported stockholders’ equity of $1.1 million as of September 30, 2023, the end of its third fiscal quarter of 2023, and has had losses from continuing operations and/or net losses in each of its fiscal years ended December 31, 2020, 2021 and 2022.

NYSE American has granted Fresh Vine a plan period through March 8, 2025 to regain compliance with Sections 1003(a)(i) and (ii) of the Company Guide. If Fresh Vine is not in compliance with all continued listing standards by that date or if it does not make progress consistent with the plan during the plan period, Fresh Vine will be subject to delisting proceedings. Fresh Vine will be subject to periodic NYSE American reviews, including quarterly monitoring for compliance with the plan. Fresh Vine cannot make any assurance regarding whether it will be able to make progress consistent with its plan or ultimately regain compliance with the NYSE American listing standards. Fresh Vine common stock will continue to be listed on the NYSE American while Fresh Vine attempts to regain compliance with the listing standard noted, subject to its compliance with other continued listing requirements. Fresh Vine common stock will continue to trade under the symbol “VINE,” but will be included in the list of NYSE American noncompliant issuers, and the below compliance (“.BC”) indicator will be disseminated with our ticker symbol. The website posting and .BC indicator would be removed when Fresh Vine has regained compliance with all applicable continued listing standards.

If NYSE American delists the Fresh Vine common stock from trading on the exchange and it is not able to list its securities on another national securities exchange, Fresh Vine expects shares of its common shares would qualify to be quoted on an over-the-counter market. If this were to occur, Fresh Vine could experience a number of adverse consequences, including:

•        limited availability of market quotations for the common stock;

•        reduced liquidity for our securities;

•        the common shares being categorized as a “penny stock,” which requires brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock; and

•        decreased ability to issue additional securities or obtain additional financing in the future.

In addition, the National Securities Markets Improvement Act of 1996 generally preempts the states from regulating the sale of “covered securities.” Fresh Vine common shares qualify as “covered securities” because they are listed on NYSE American. If Fresh Vine common shares were no longer listed on NYSE American, the securities would not be “covered securities” and Fresh Vine would be subject to regulation in each state in which Fresh Vine offers its securities.

If Fresh Vine common stock becomes subject to the penny stock rules, it would become more difficult to trade such shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If Fresh Vine does not retain its listing on the NYSE American and if the price of Fresh Vine common stock is less than $5.00, Fresh Vine common stock may be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for Fresh Vine common stock, and therefore stockholders may have difficulty selling their shares.

Fresh Vine incurs significant legal, accounting, and other expenses associated with public company reporting requirements and corporate governance requirements.

As a public company, Fresh Vine incurs significant legal, accounting, and other expenses that it did not incur as a private company, including costs associated with public company reporting requirements and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the NYSE American.

As an example of reporting requirements, Fresh Vine is evaluating its internal control systems in order to allow management to report on our internal control over financing reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As a company with limited capital and human resources, Fresh Vine anticipates that more of management’s time and attention will be diverted from its business to ensure compliance with these regulatory requirements than would be the case with a company that has established controls and procedures. This diversion of management’s time and attention may have a material adverse effect on Fresh Vine’s business, financial condition and results of operations.

Fresh Vine is eligible to be treated as an emerging growth company, and it cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make its shares less attractive to investors.

Fresh Vine is an emerging growth company, as defined in the JOBS Act. For as long as it continues to be an emerging growth company, Fresh Vine may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and (4) the requirement to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in periodic certain reports. Fresh Vine could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if the market value of Fresh Vine common stock held by non-affiliates exceeds $700.0 million as of the end of the second fiscal quarter in any fiscal year before that time or if Fresh Vine has total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which case it would no longer be an emerging growth company as of the fiscal year end, or if it issues more than $1.0 billion in non-convertible debt during any three-year period before that time it would cease to be an emerging growth company immediately. Fresh Vine cannot predict if investors will find shares of Fresh Vine common stock less attractive because Fresh Vine may rely on these exemptions. If some investors find Fresh Vine common stock less attractive as a result, there may be a less active trading market for Fresh Vine common stock and the share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Fresh Vine has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies and intends to continue such election until the earlier of the date it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. Fresh Vine’s financial statements may therefore not be comparable to those of other public companies that comply with such new or revised accounting standards.

As a result of being a public company, Fresh Vine is obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in Fresh Vine and, as a result, the value of its common stock.

Fresh Vine is required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by Fresh Vine’s management in its internal control over financial reporting. In addition, Fresh Vine’s independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in Fresh Vine’s first annual report required to be filed with the Securities and Exchange Commission (the “SEC”) following the date it is no longer an emerging growth company. Any failure to maintain effective internal control over financial reporting could severely inhibit Fresh Vine’s ability to accurately report its financial condition or results of operations. If Fresh Vine is unable to conclude that its internal control over financial reporting is effective, or if Fresh Vine’s independent registered public accounting firm determines the Fresh Vine has a material weakness in its internal control over financial reporting, Fresh Vine could lose investor confidence in the accuracy and completeness of its financial reports, the market price of Fresh Vine common stock could decline, Fresh Vine could be subject to sanctions or investigations by the NYSE American, the SEC or other regulatory authorities and Fresh Vine’s access to the capital markets could be restricted.

In this report, Fresh Vine’s management concluded that its disclosure controls and procedures and its internal control over financial reporting were not effective as of December 31, 2023 due to the existence of a material weakness related to internal controls over financial reporting. Although Fresh Vine intends to engage in activities aimed at remediating these material weaknesses, Fresh Vine’s remediation activities may not be successful, and Fresh Vine’s management may continue to conclude that its disclosure controls and procedures and its internal control over financial reporting are not effective in future periods.

Provisions of Fresh Vine’s corporate governance documents could make an acquisition of Fresh Vine more difficult and may prevent attempts by Fresh Vine stockholders to replace or remove current management, even if beneficial to Fresh Vine’s stockholders.

Fresh Vine’s articles of incorporation and bylaws and the Nevada Revised Statutes contain provisions that could make it more difficult for a third party to acquire Fresh Vine, even if doing so might be beneficial to Fresh Vine’s stockholders. These provisions include:

•        advance notice requirements for stockholder proposals and director nominations;

•        the ability of Fresh Vine’s board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by Fresh Vine’s board of directors; and

•        limitations on the ability of stockholders to call special meetings and to take action by written consent.

Because Fresh Vine’s board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of Fresh Vine’s management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of Fresh Vine may be unsuccessful.

Your percentage ownership in Fresh Vine may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to Fresh Vine’s articles of incorporation and bylaws, Fresh Vine’s board of directors has the authority, without action or vote of Fresh Vine stockholders, to issue all or any part of Fresh Vine’s authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which Fresh Vine’s stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in Fresh Vine being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for Fresh Vine common stock may not develop, which may limit your ability to sell your shares.

Prior to our December 2021 initial public offering, there was no public market for Fresh Vine common stock. Although Fresh Vine lists shares of its common stock on the NYSE American under the symbol “VINE,” an active trading market for shares of Fresh Vine common stock may not develop or be sustained going forward. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither Fresh Vine nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of Fresh Vine common stock. The market price of Fresh Vine common stock may decline, and you may not be able to sell your shares of Fresh Vine common stock at or above the price you paid for them, or at all. An inactive market may also impair Fresh Vine’s ability to raise capital to continue to fund operations by selling shares and may impair Fresh Vine’s ability to acquire other companies or technologies by using our shares as consideration.

Sales of a substantial number of shares of Fresh Vine’s common stock in the public market could cause the market price of our common stock to drop significantly, even if Fresh Vine’s business is performing well.

Sales of a substantial number of shares of Fresh Vine common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Fresh Vine’s common stock.

As a public company, Fresh Vine is subject to additional laws, regulations and stock exchange listing standards, which will result in additional costs to Fresh Vine and may strain its resources and divert its management’s attention.

Prior to its December 2021 initial public offering, Fresh Vine operated on a private basis. As a public reporting company, Fresh Vine is now subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE American and other applicable securities laws and regulations. Compliance with these laws and regulations has increased Fresh Vine’s legal and financial compliance costs and make some activities more difficult, time-consuming or costly. Fresh Vine also expects that being a public company and being subject to new rules and regulations has made, and will make, it more expensive to obtain director and officer liability insurance, and Fresh Vine may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. However, the incremental costs that Fresh Vine incurs as a result of becoming a public company could exceed its estimate. These factors may therefore strain Fresh Vine’s resources, divert management’s attention and affect our ability to attract and retain qualified members of Fresh Vine’s board of directors.

Fresh Vine has no current plans to pay cash dividends on its common stock and, as a result, investors in Fresh Vine common stock may not receive any return on investment unless they sell such shares for a price greater than that which was paid for them.

Fresh Vine does not anticipate paying any regular cash dividends on its common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of Fresh Vine’s board of directors and will depend on, among other things, Fresh Vine’s results of operations, financial condition, cash requirements, contractual restrictions, and other factors that Fresh Vine’s board of directors may deem relevant. In addition, Fresh Vine’s ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we incur. Therefore, any return on investment in Fresh Vine common stock will be solely dependent upon the appreciation of the price of Fresh Vine common stock on the open market, which may not occur.

Fresh Vine’s operating results and share price may be volatile, and the market price of Fresh Vine’s common stock may drop below the price you pay.

Fresh Vine’s operating results are likely to fluctuate in the future as a publicly traded company, which may occur during the pendency of the merger transaction or following completion of the merger. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of Fresh Vine’s shares to wide price fluctuations regardless of its operating performance. You may not be able to resell your shares at or above the price that you paid or pay for them or at all. Fresh Vine’s operating results and the trading price of our shares may fluctuate in response to various factors, many of which are beyond our control, may cause our operating results and the market price and demand for Fresh Vine’s shares to fluctuate substantially. While Fresh Vine believes that operating results for any particular year or quarter are not necessarily a meaningful indication of future results, fluctuations in yearly or quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of Fresh Vine’s shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of Fresh Vine’s stockholders brought a lawsuit against its, Fresh Vine’s could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of management from Fresh Vine’s business, which could significantly harm Fresh Vine’s profitability and reputation.

Risks Related to Notes Live

General Risks Related to Notes Live

Notes Live will likely require additional capital to support its business plan and potential growth, and this capital might not be available on favorable terms, or at all.

Notes Live’s operations will likely require substantial additional financial, operational, and managerial resources. Notes Live may have insufficient cash to fund its working capital or other capital requirements and may be required to raise additional funds to continue or expand its operations. If Notes Live is required to obtain additional funding in the future, it may have to seek debt financing or obtain additional equity capital. Additional capital may not be available to Notes Live or may only be available on terms that adversely affect existing shareholders or restrict Company operations. For example, if Notes Live raises additional funds through issuances of equity, its existing shareholders could suffer significant dilution and any new equity securities issued by Notes Live could have rights, preferences, and privileges superior to those of existing shareholders. There can be no assurance that financing will be available to Notes Live on reasonable terms, if at all. The inability to raise additional funds will materially impair Notes Live’s ability to grow its revenues. Further, as a result of the ongoing volatility of the global markets, a general tightening of lending standards, and a general decrease in equity financing (and similar type) transactions, it could be difficult for Notes Live to obtain funding to allow Notes Live to continue to develop and implement its business.

Notes Live has incurred net losses in recent years and anticipates that we will continue to incur net losses for the near-term future and may never achieve profitability.

Notes Live is a hospitality and entertainment business that was formed in 2017. Notes Live is continuing to implement its business plan of opening, and then operating restaurants, venues and amphitheaters in new markets. Notes Live’s business plan is speculative as the development of its venues entails substantial upfront capital expenditures and the risk that the development and opening of its venues may be delayed or otherwise prove not to perform as projected. Notes Live has generated increasing revenues since its inception, to date Notes Live has not been profitable and incurred net losses in each of 2022 and 2023. Notes Live expects to continue to spend significant resources to develop, open and then operate its planned restaurants, venues and amphitheaters. And, Notes Live expects that it will incur an operating loss in 2024. Notes Live may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Notes Live’s future net losses (if any) will depend, in part, on the rate of future growth of expenses and its ability to generate additional revenues. It is possible Notes Live may never be profitable and, if it does achieve profitability, Notes Live may not be able to sustain or increase profitability on a quarterly or annual basis.

Notes Live’s business plan is based on numerous assumptions and projections that may not prove accurate.

Notes Live’s business plan is based on numerous assumptions that Notes Live believes are reasonable but which may prove to be incorrect. No assurance can be given regarding the attainability of the projections and plans or the reliability of the assumptions upon which the projections are based. Notes Live’s ability to adhere to and implement its business plan will depend upon Notes Live’s ability to successfully raise funds and a variety of other factors, many of which are beyond Notes Live’s control. Notes Live’s financial projections are based entirely upon management’s assumptions and should not be considered as a forecast of actual revenues. Actual operating results may be materially different.

Notes Live debt obligations may adversely affect cash flow and impose restrictions on the ability to operate its business.

Notes Live from time to time utilizes credit and debt facilities in its operations and to acquire assets. For example, certain of the real property assets owned by certain of Notes Live’s subsidiaries are subject to a mortgage, including the property owned by Hospitality Income & Asset, LLC and that is used in the operations of the Colorado Springs Bourbon Brothers Presents and Bourbon Brokers Smokehouse & Tavern. Notes Live’s indebtedness could have important consequences to stockholders, including with respect to an ability to declare and pay a dividend, and significant effects on the company’s business, including the following:

•        Notes Live must use a portion of its cash flow from operations to pay interest on debt obligations, which will reduce the funds available to use for operations and other purposes including other financial obligations;

•        Certain of Notes Live’s debt obligations are secured by significant company assets;

•        Notes Live’s ability to obtain additional financing for working capital, capital expenditures, strategic acquisitions or general corporate purposes may be impaired; and

•        Notes Live may be more vulnerable to economic downturns and adverse developments in its business.

Notes Live expects to obtain the funds to pay its day to day expenses and to repay its indebtedness primarily from operations. Notes Live’s ability to meet expenses and make these payments therefore depends on its future performance, which will be affected by financial, business, economic and other factors, many of which the company cannot control. Notes Live’s business may not generate sufficient cash flow from operations in the future, and its currently anticipated growth in revenues and cash flow may not be realized, either or both of which could result in the company being unable to repay indebtedness, or to fund other liquidity needs. If Notes Live does not have enough funds, it may be in breach of debt covenants and/or be required to refinance all or part of its then existing debt, sell assets or borrow more funds, which Notes Live may not be able to accomplish on terms favorable to the company, or at all. In addition, the terms of existing or future debt agreements may restrict Notes Live from pursuing any of these alternatives. If Notes Live defaults on its obligations, that could lead the lender to foreclose and Notes Live could lose its investment in the applicable asset.

The agreements under which Notes Live acquired and holds certain of its real property assets impose significant obligations on Notes Live and impose conditions for Notes Live to develop a project and otherwise continue to own and hold that real property.

In connection with certain of its venue projects, subsidiaries of Notes Live acquires land from municipalities, and in connection with those acquisitions enters into agreements with those municipalities or quasi-governmental authorities, such as economic development authorities. For example, Notes Live entered into a Development Agreement in connection with its proposed project in Murfreesboro, and a similar agreement in connection with its planned amphitheater project in Broken Arrow, that impose conditions of this nature on Notes Live. In connection with the acquisition of the land, these governmental entities and authorities impose various covenants and conditions on Notes Live, such as minimum capital investment obligations, requirements to hold a minimum number of annual events at a venue once construction is completed, and deadlines by which construction is to be completed. In the event Notes Live is unable to comply with these conditions, Notes Live may, in certain cases, be subject to monetary penalties or the various agreements with a municipality related to the development of a given project may be terminated. In either case, if a project is delayed or otherwise terminated, Notes Live’s interest in the property connected to that project would be terminated.

Notes Live will incur increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after Notes Live is no longer an emerging growth company (or, to a lesser extent, a smaller reporting company), Notes Live will incur significant legal, accounting, and other expenses that the company did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE American, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that Notes Live will likely need to hire additional accounting, finance, and other personnel in connection with Notes Live’s becoming, and Notes Live’s efforts to comply with the requirements of being, a public company, and Notes Live’s management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase Notes Live’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Notes Live expects that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for it to obtain director and officer liability insurance, which could make it more difficult for it to attract and retain qualified members of Notes Live’s Board of Directors. Notes Live is currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs Notes Live may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Risks Related to Notes Live’s Industry and Current and Planned Operations

Notes Live’s ability to open new amphitheaters and venues on schedule and in accordance with targets may be adversely affected by delays or problems associated with acquisition and construction delays, recruiting and training qualified employees to operate the venues and by other factors, some of which are beyond Notes Live’s control and the timing of which is difficult to forecast accurately.

Notes Live’s goal is to open up to six additional venues in 2024 through 2026. To achieve that goal Notes Live must successfully acquire the underlying land, and then, among other things, oversee the construction of the improvements and build-out of those locations. Notes Live may not accurately predict the timing or ultimate success of its ability to timely open its proposed new venues. Delays encountered in negotiating, or the inability to finalize to Notes Live’s satisfaction, the development and installation of any necessary improvements may cause a significant variance in Notes Live’s financial targets. In addition, Notes Live’s anticipated schedule of opening any new venue may be adversely affected by other factors, some or all of which are beyond Notes Live’s control, including but not limited to the following:

•        The availability of adequate financing;

•        Delays in acquiring land and property rights;

•        The ability to secure governmental approvals and permits, including land-use approvals and building and operating permits, and any necessary licenses;

•        The ability to successfully and timely construct the applicable buildings and facilities;

•        Construction and development costs;

•        Costs overruns;

•        Labor shortages or disputes with outside contractors;

•        Any unforeseen engineering or environmental problems with venue location(s);

•        Resolution of any litigation or other regulatory proceedings that could serve to prolong the development or opening of any venue or facility, such as compliance with local noise ordinances, and complaints and concerns raised by local property owners;

•        The ability to hire, train and retain sufficient personnel;

•        The ability to successfully promote the new venues and compete in the market(s) in which they will be are located;

•        Weather conditions or natural disasters;

•        Criminal activity that affects Notes Live’s development and operations of venues; and

•        Local and general economic conditions.

Notes Live’s inability to open up to six new venues in 2024 through 2026 would adversely affect Notes Live’s projected results of operations and financial condition.

The success of Notes Live’s amphitheater and venue projects depends on the popularity of guest experiences at those venues, as well as Notes Live’s ability to attract advertisers, marketing partners, operating partners, audiences and artists to concerts at other events at those locations. If the Sunset amphitheaters, and other venues owned by Notes Live do not appeal to customers, or if Notes Live is unable to attract advertisers and marketing partners, there will be a material negative effect on the company’s business and results of operations.

The financial results of Notes Live planned amphitheater venues are largely dependent on the popularity of visitor experiences at our Sunset amphitheater(s), which are intended to provide a high-end experience to visitors. Notes Live has marketed its venues as being distinct from other amphitheaters and venues, and there is an inherent risk that Notes Live may be unable to achieve the level of success appropriate for the significant investment involved. Fan and consumer tastes also change frequently, and it is a challenge to anticipate what will be successful at any point in time. Should the popularity of Notes Live’s Sunset amphitheater venues not meet expectations, Notes Live’s revenues from ticket sales, and concession and merchandise sales would be adversely affected, and the company might not be able to replace the lost revenue with revenues from other sources. As a result of any of the foregoing, Notes Live may not be able to generate sufficient revenues to cover its costs, which could adversely impact its business and results of operations and the price of the company’s common stock.

Additionally, Notes Live’s amphitheater and entertainment venue focused business is dependent on its ability to attract advertisers and marketing partners to its signage, digital advertising and partnership offerings. Advertising revenues depend on a number of factors, such as the reach and popularity of Notes Live’s venue(s) (including risks around consumer reactions to advertisers and marketing partners), the health of the economy in the markets in which Notes Live’s venues are located and in the nation as a whole, general economic trends in the advertising industry and competition with respect to such offerings. Should the popularity of Notes Live’s advertising assets not meet expectations, its revenues would be adversely affected, and Notes Live might not be able to replace the lost revenue with revenues from other sources, which could adversely impact its business and results of operations and the price of its common stock

The success of Notes Live’s amphitheater and entertainment venue focused business will also depend upon its ability to offer and attract live entertainment that is popular with guests. While the company believes that its venues will enable new experiences for audiences in its markets, there can be no assurance that guests, artists, promoters, advertisers and marketing partners will embrace the company’s venues. Notes Live facilities will contract with promoters and others to provide performers and events at its venues. There may be a limited number of popular artists, groups or events that are willing to take advantage of the immersive experiences and next generation technologies (which cannot be re-used in other venues) or that can attract audiences to the Sunset amphitheater venues, and Notes Live’s business would suffer to the extent that that it is unable to attract such artists, groups and events willing to perform at its venues.

Notes Live is completing construction of its first outdoor amphitheater project in Colorado Springs. That facility, and future facilities, will require significant capital investments by Notes Live and there is no assurance that the venues will be successful.

Notes Live is progressing with its venue strategy to create, build and operate new music and entertainment-focused outdoor amphitheater venues — its Sunset collection. There is no assurance that this initiative will be successful. Notes Live is completing construction of its first Sunset amphitheater in Colorado Springs and is intending to open additional venues. The costs to develop and then build Sunset amphitheaters are substantial. It is always difficult to provide a definitive construction cost estimate for large-scale construction projects. Notes Live’s estimates and projections may not prove wholly accurate as it rolls out additional venue projects across varying markets. In light of the design of the Sunset amphitheater, including the use of technologies and features that have are associated with many entertainment venues, the risk of delays and higher than anticipated costs are elevated. As Notes Live completes construction of its Colorado Springs amphitheater venue, which is expected to open in the summer of 2024, the Company may still face unexpected project delays and other complications.

Notes Live has not finalized certain plans and specifications for many of its proposed new venue locations, and as a result Notes Live’s costs may be higher than anticipated, resulting in possible additional capital requirements, additional debt, or less favorable operating results than projected.

Planning for the design and construction of Notes Live’s in-development or future Bourbon Brothers Presents, Bourbon Brothers Smokehouse & Tavern, and The Sunset Amphitheater venue locations is on-going. Until the final planning and development for each venue is complete, any cost estimates contained in Notes Live’s budget are subject to change. Since the company’s development costs have not yet been finalized for many of its on-going and planned projects, Notes Live may require additional capital in the form of shareholder contributions, additional debt or equity financing, or both. If Notes Live’s costs are higher than projected, the operating results contained in the company’s projections may be less favorable.

Potential development and construction delays could cause Notes Live’s estimate of future income, expenses, and development costs to be inaccurate.

Notes Live has fully developed and constructed each of its operating or under construction venues to date, and expects to do so for its planned new projects. Properties that require development and construction involve more risk than other properties, typically do not generate operating revenue while costs are incurred to develop the properties, and may also generate certain expenses such as property taxes and insurance costs. In addition, market conditions may change during the course of development that may make the plan of development less attractive than at the time it was conceived. Development activities include the risks that such projects may be abandoned after expending capital and other resources, the construction costs of such projects may exceed original estimates, and the construction of a property may not be completed on schedule. Development activities are also subject to risks relating to the inability to obtain, and delays in obtaining, all necessary entitlement, zoning, land-use, building, occupancy, and other required governmental permits and authorizations. Delays in construction will delay the opening of new venues. Management’s estimate of future income, expenses, and development costs that are necessary to allow Notes Live to market the Offering as originally intended may prove to be inaccurate. Contingencies in development activities beyond the control of Notes Live may occur.

If Notes Live fails to execute its business strategy, which includes identifying, acquiring and then developing new restaurant, amphitheater and entertainment venue locations, and opening locations that are profitable, the business could suffer.

Notes Live’s primary means of achieving growth objectives is opening and operating new and profitable restaurants and entertainment venues, and its outdoor amphitheaters. This strategy involves numerous risks, and Notes Live may not be able to open all planned new venues, and the new locations that do open may not be profitable or as profitable as existing locations.

A significant risk in executing Notes Live’s business strategy is locating, securing, and then profitably operating suitable new locations for restaurants and music venues. Many of the larger projects Notes Live has undertaken, and expects to undertake (being outdoor amphitheater projects), require a significant land footprint to locate the building, parking and other ancillary improvements. Locating, and then acquiring suitable sites is subject to numerous challenges, and there can be no assurance that Notes Live will be able to find sufficient suitable locations or negotiate suitable purchase or lease terms for planned expansion in any future period. Economic conditions may also reduce commercial development activity and limit the availability of attractive sites for new locations. New locations that open may experience an adjustment period before sales levels and operating margins normalize, and even sales at successful newly opened locations likely will not make a significant contribution to profitability in their initial months of operation. Notes Live’s ability to open and operate new locations successfully also depends on numerous other factors, some of which are beyond our control, including, among other items discussed in other risk factors, the following: ability to control construction and development costs of new restaurants and venues; ability to manage the local, state or other regulatory approvals and permits, zoning and licensing processes in a timely manner; ability to appropriately train employees and staff the venues; consumer acceptance of venues in new markets; and ability to manage construction delays related to the opening of a new venue. Delays or failures in opening new locations or achieving lower than expected sales in new locations could materially adversely affect business strategy and could have an adverse effect on business and results of operations.

Expansion into new geographic markets may present increased risks due to relative unfamiliarity with these markets.

Certain new venues, amphitheater and restaurant locations may be in areas in which Notes Live has not previously had a presence. Those new markets may have different competitive conditions, consumer tastes, and discretionary spending patterns than current markets where Notes Live has operations, which may cause new locations to be less successful than restaurants and venues in Notes Live’s core market. An additional risk of expanding into new markets is the potential for lower or lacking market awareness of the Notes Live brand. Restaurants and venues opened in new markets may open at lower average weekly sales volumes than locations opened in Notes Live’s core market and may have higher facility-level operating expense ratios than in existing markets. Restaurants and venues opened in new markets may take longer to reach average unit volume and margins, if at all, thereby affecting our overall profitability.

The catastrophic loss of a facility could adversely affect business.

The catastrophic loss of any of Notes Live’s facilities, venues, or restaurant location due to unanticipated events, such as fires, an act of terrorism or violent weather, would likely reduce revenues during the affected period.

Notes Live’s operational costs may be greater than projected due to factors beyond Notes Live’s control that slow project development and may adversely impact Notes Live’s profitability.

The costs in the restaurant and music venue industries are often underestimated and may increase by reason of factors beyond Notes Live’s control. Such factors may include weather conditions, legal costs, labor disputes, governmental regulations, equipment breakdowns, property availability, governmental regulatory interference, insurance costs and other disruptions. While Notes Live intends to manage these costs diligently, the risk of running over budget is always significant and may have a substantial adverse impact on the profitability of Notes Live. In such event, additional sales of any of Notes Live’s equity securities or additional financing may be required to continue the business of Notes Live, and there can be no guarantee that Notes Live could successfully conclude such additional sales or obtain such additional financing at all or on terms that were acceptable to Notes Live, which could have a materially adverse effect on Notes Live and its operations.

Notes Live’s restaurants face intense competition, and if Notes Live is unable to continue to compete effectively, our business, financial condition, and results of operations would be adversely affected.

The restaurant industry is intensely competitive, and Notes Live faces many well-established competitors. Notes Live competes within each market with national and regional restaurant and retail chains and locally owned restaurants and retailers. Competition from other regional or national restaurant and retail chains typically represents the more important competitive influence, principally because of their significant marketing and financial resources. Notes Live also faces competition as a result of the convergence of grocery, deli, retail and restaurant services, particularly in the supermarket industry. It also faces competition from various off-premise meal replacement offerings including, but not limited to, home meal kits delivery, third party meal delivery and catering and the rapid growth of these channels by competitors. Moreover, competitors can harm business even if they are not successful in their own operations by taking away customers or employees through aggressive and costly advertising, promotions or hiring practices. Notes Live competes primarily on the quality, variety, and perceived value of menu and retail items. The number and location of restaurants, the growth of e-commerce, type of concept, quality and efficiency of service, attractiveness of facilities, and effectiveness of advertising and marketing programs also are important factors. Notes Live anticipates that intense competition will continue with respect to all of these factors. It also competes with other restaurant chains and other retail businesses for quality site locations, management and hourly employees, and other competitive pressures that could affect both the availability and cost of these important resources. If Notes Live is unable to continue to compete effectively, its business, financial condition, and results of operations would be adversely affected.

The entertainment business in which Notes Live operates is highly sensitive to customer tastes. The success of Notes Live’s business depends on Notes Live’s (and its partners’) ability to attract popular artists and other live events to its venues. Notes Live may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased attendance at concerts and events hosted at Notes Live’s venues.

The success of Notes Live’s business depends, in part, upon its ability to offer live entertainment venues that are popular with customers. Moreover, Notes Live expects to rely, in part, on its partners (such as AEG and Live Nation) to book events and acts at Notes Live’s venues. There may be a limited number of popular artists, groups, or events that can attract audiences to venues and Notes Live’s business would suffer to the extent that it is unable to continue to attract such artists, groups, and events to perform at its venues.

Moreover, the live music industry competes with other forms of entertainment for consumers’ discretionary spending and within this industry Notes Live competes with other venues to book artists in the markets in which it currently (or plans to) promotes music concerts, Notes Live faces competition from other promoters and venue operators. Competitors compete with Notes Live for key employees who may have relationships with popular music artists and who have a history of being able to book such artists for concerts and tours. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to existing and potential artists. Competitors may develop services, advertising options, or music venues that are equal or superior to those Notes Live provides or that achieve greater market acceptance and brand recognition. Across the live music industry, it is possible that new competitors may emerge and rapidly acquire a significant market share.

Notes Live’s success depends, in significant part, on entertainment and leisure events and economics, and other factors adversely affecting such events could have a material adverse effect on business, financial condition, and results of operations.

A decline in attendance at or reduction in the number of live entertainment and leisure events may have an adverse effect on revenue and operating income. In addition, during periods of economic slowdown and recession, many consumers have historically reduced their discretionary spending and advertisers have reduced their advertising expenditures. The impact of economic slowdowns on business is difficult to predict, but they may result in reductions in ticket sales, sponsorship opportunities and Notes Live’s ability to generate revenue. The risks associated with Notes Live’s businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live entertainment, sporting, and leisure events. Many of the factors affecting the number and availability of live entertainment and leisure events are beyond Notes Live’s control. Notes Live’s success depends, in significant part, on entertainment and leisure events and economic and other factors adversely affecting such events could have a material adverse effect on business, financial condition and results of operations. A decline in attendance at or reduction in the number of live entertainment and leisure events may have an adverse effect on revenue and operating income. In addition, during periods of economic slowdown and recession, many consumers have historically reduced their discretionary spending and advertisers have reduced their advertising expenditures. The impact of economic slowdowns on business is difficult to predict, but they may result in reductions in ticket sales, sponsorship opportunities and Notes Live’s ability to generate revenue. The risks associated with its businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live entertainment, sporting, and leisure events.

Notes Live’s business depends on discretionary consumer and corporate spending, which may be impacted by market volatility and challenging economic conditions.

Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income, unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation can significantly impact Notes Live’s operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact Notes Live’s operating results. These factors can affect attendance at Notes Live’s events, sponsorship, advertising and hospitality spending, concession and merchandise sales, as well as the financial results of any sponsors of Notes Live’s venues, events, and the industry. Negative factors such as challenging economic conditions and public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending, and one negative factor may impact

Notes Live’s results more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting Notes Live’s operating results and growth.

Portions of Notes Live’s business are subject to seasonal fluctuations and its operating results and cash flow likely will vary from period to period.

A significant portion of Notes Live’s future growth projections stem from the suite of outdoor amphitheaters it intends to operate. Those venues will hold larger, and more consistent events in the second and third fiscal quarters. As a result Notes Live’s revenues and expenses are expected to be seasonal in nature and operating results and cash flow likely will reflect significant variation from period to period. Consequently, period-to-period comparisons of our operating results may not necessarily be meaningful and the operating results of one period are not indicative of our financial performance during a full fiscal year. This variability may adversely affect Notes Live’s business, results of operations and financial condition.

Poor weather adversely affects attendance at live music events, which could negatively impact Notes Live’s financial performance from period to period.

A significant portion of Notes Live’s business is the hosting and promotion of live music events. Weather conditions surrounding these events affect sales of tickets, concessions, and merchandise, among other things. Poor weather conditions can have a material impact on results of operations particularly because Notes Live can only promote and/or ticket a finite number of events. Increased weather variability due to climate change exacerbates weather-related issues. Due to weather conditions, Notes Live may be required to cancel or reschedule an event to another available day or a different venue, which would increase costs for the event and could negatively impact the attendance at the event as well as concession and merchandise sales. Poor weather can affect current periods as well as successive events in future periods.

There is the risk of personal injuries and accidents in connection with live music events, which could subject Notes Live to personal injury or other claims and increase expenses, as well as reduce attendance at its live music events, causing a decrease in revenue.

There are inherent risks involved with organizing and producing live music (and other entertainment) events. As a result, personal injuries and accidents may occur in the future, from time to time, which could subject Notes Live to claims and liabilities for personal injuries. Incidents in connection with Notes Live’s live music events at any of its venues that its owns or rents could also result in claims, reducing operating income or reducing attendance at its events, which could cause a decrease in revenue. In addition, while Notes Live has security protocols in place at its events, illegal drug use or alcohol consumption at events could result in negative publicity, adverse consequences (including illness, injury, or death) to the persons engaged in such activities or others, and litigation against Notes Live. While Notes Live maintains insurance policies that provide coverage within limits that are sufficient, in management’s judgment, to protect it from material financial loss for personal injuries sustained by persons at its venues or events or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

The sale of food and prepared food products for human consumption involves the risk of injury to customers.

Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling, and transportation phases. Additionally, many of the food items on the restaurants Notes Live owns contain beef and chicken. The preferences of customers toward beef and chicken could be affected by changes in consumer health or dietary trends and preferences regarding meat consumption or health concerns and publicity concerning food quality, illness, and injury generally. In recent years there has been publicity concerning E. Coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, salmonella, African swine fever, peanut and other food allergens, and other public health concerns affecting the food supply, including beef, chicken, pork, dairy and eggs. In addition, government regulations or the likelihood of government regulation could increase the costs of obtaining or preparing food products. A decrease in guest traffic to venues, a change in mix of products sold or an increase in costs as a result of these health concerns either in general or specific to operations could result in a decrease in sales or higher costs to venues that would materially harm business.

The price and availability of food, ingredients, retail merchandise, transportation, distribution, and utilities used by Notes Live’s venues could adversely affect revenues and results of operations.

Notes Live is subject to the general risks of inflation, and Notes Live’s operating profit margins and results of operations depend significantly on its ability to anticipate and react to changes in the price, quality and availability of food and other commodities, ingredients, retail merchandise, transportation, distribution, utilities, and other related costs over which Notes Live has limited control. Fluctuations in economic conditions, weather, demand, and other factors affect the availability, quality and cost of the ingredients and products that Notes Live buys. Furthermore, many of the products that Notes Live uses and their costs are interrelated. Changes in global demand for corn, wheat and dairy products could cause volatility in the feed costs for poultry and livestock. The effect of, introduction of, or changes to tariffs or exchange rates on imported retail products or food products could increase costs and possibly affect the supply of those products. Changes in demand for over the road transportation and distribution services could cause volatility, increase costs, and affect operating margins. In addition, food safety concerns, widespread outbreaks of livestock and poultry diseases, such as, among other things, the avian flu and African swine fever, and product recalls, all of which are out of Notes Live’ control, and, in many instances, unpredictable, could also increase costs and possibly affect the supply of livestock and poultry products. Notes Live’s operating margins are also affected, whether as a result of general inflation or otherwise, by fluctuations in the price of utilities such as natural gas and electricity, on which Notes Live’s locations depend for much of their energy supply. Notes Live’s inability to anticipate and respond effectively to one or more adverse changes in any of these factors could have a significant adverse effect on its results of operations. In addition, because it provides a moderately priced product, Notes Live may not seek to or be able to pass along price increases to its customers sufficient to completely offset cost increases.

Notes Live and its venues may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks or disease epidemics.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, public health concerns such as contagious disease outbreaks, natural disasters, or similar events, may deter artists from touring and/or substantially decrease the use of and demand for services and the attendance at live music events, which may decrease revenue or expose Notes Live to substantial liability. The terrorism and security incidents in the past, military actions in foreign locations, periodic elevated terrorism alerts and fears from publicized contagious disease outbreaks have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities.

In the event of actual or threatened terrorism events, some artists may refuse to travel or book tours, which could adversely affect business. Attendance at events may decline due to fears over terrorism and contagious disease outbreaks, which could adversely impact operating results. While it is constantly evaluating the security precautions for events in an effort to ensure the safety of the public, no security measures can guarantee safety and there can be no assurances that it won’t face liabilities, which could be substantial and materially impact our operating results, in connection with such terrorist attacks at events.

While Notes Live has health and safety programs designed to mitigate the risks that are inherent in the staging of concerts and other events, as well as those associated with extraordinary occurrences or actions that may take place at events, there can be no assurances that these programs will be sufficient to fully cover every possibility. Despite Notes Live’s best efforts, some occurrences or actions are difficult to foresee and adequately plan for, which could lead to fan, vendor and/or employee harm resulting in fines, penalties, legal costs, and reputational risk that could materially and adversely impact business and results of operations.

Health concerns, government regulation relating to the consumption of food products and widespread infectious diseases could affect consumer preferences and could negatively affect results of operations.

Much like the COVID-19 pandemic, the United States and other countries have experienced, or may experience in the future, outbreaks of other viruses, such as norovirus, the bird/avian flu, or other diseases. As experienced with the COVID-19 pandemic, if a regional or global health pandemic occurs, depending upon its location, duration and severity, business could be severely affected. In the event a health pandemic occurs, customers might avoid public places, and local, regional, or national governments might limit or ban public gatherings to halt or delay the spread of disease. Jurisdictions in which we have restaurants and venues may impose mandatory closures or impose restrictions on operations. If a virus is transmitted by human contact or respiratory transmission, employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which would adversely affect restaurant guest traffic or perform functions at the corporate level. A regional or global health pandemic might also adversely affect business by disrupting or delaying production and delivery of materials and products in supply chain and causing staffing shortages in our stores.

Risks Related to Governmental Regulation

Notes Live is subject to extensive governmental regulation and changes in these regulations and its failure to comply with them may have a material negative effect on the company’s business and results of operations.

Notes Live’s business is subject to the general powers of federal, state and local governments.

•        Venue-related Permits/Licenses.    Notes Live’s venues, like all public spaces, is subject to building and health codes and fire regulations imposed by state and local government as well as zoning and outdoor advertising and signage regulations. Notes Live also requires a number of licenses to operate, including, but not limited to, occupancy permits, exhibition licenses, food and beverage permits, liquor licenses, signage entitlements and other authorizations. Failure to receive or retain, or the suspension of, liquor licenses or permits could interrupt or terminate our ability to serve alcoholic beverages at our venue. Additional regulation relating to liquor licenses may limit our activities in the future or significantly increase the cost of compliance, or both. Notes Live is subject to statutes that generally provide that serving alcohol to a visibly intoxicated or minor patron is a violation of the law and may provide for strict liability for certain damages arising out of such violations. Notes Live’s liability insurance coverage may not be adequate or available to cover any or all such potential liability. Any failure to maintain these permits or licenses could have a material negative effect on Notes Live’s business and results of operations.

•        Public Health and Safety.    As a result of government mandated assembly limitations and closures implemented in response to the COVID-19 pandemic, Notes Live’s revenues declined substantially in 2020 and 2021. There can be no assurance that some or all of these restrictions will not be imposed again in the future due to future outbreaks of COVID-19 (including variants) or another pandemic or public health emergency. Notes Live is unable to predict what the long-term effects of these events, including renewed government regulations or requirements, will be. For example, future governmental regulations adopted in response to a pandemic may impact the revenue we derive and/or the expenses we incur from the events that we choose to host, such that events that were historically profitable would instead result in losses.

•        Environmental Laws.    The amphitheaters and venues Notes Live develops are subject to environmental laws and regulations relating to the use, disposal, storage, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the operations of our venues. Compliance with these regulations and the associated costs may be heightened as a result of the purchase, construction or renovation of a venue. Additionally, certain laws and regulations could hold the company strictly, jointly and severally responsible for the remediation of hazardous substance contamination at its facilities or at third-party waste disposal sites, as well as for any personal injury or property damage related to any contamination. Notes Live’s commercial general liability and/or the pollution legal liability insurance coverage may not be adequate or available to cover any or all such potential liability.

•        Data Privacy.    Notes Live is subject to various data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium, are rapidly evolving, extensive and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

The data protection landscape is rapidly evolving in the United States. As Notes Live’s operations and business grow, it may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, California has passed a comprehensive data privacy law, the California Consumer Privacy Act of 2018 (the “CCPA”), and a number of other states, including Virginia, Colorado, Utah and Connecticut, have also passed similar laws, and various additional states may do so in the near future. Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. Notes Live has not yet determined the impact that these future laws and regulations may have on its business.

In addition, governmental authorities and private litigants continue to bring actions against companies for online collection, use, dissemination and security practices that are unfair or deceptive.

Notes Live’s business is, and may in the future be, subject to a variety of other laws and regulations, including licensing, permitting, working conditions, labor, immigration and employment laws; health, safety and sanitation requirements; and compliance with the Americans with Disabilities Act (and related state and local statutes).

Any changes to the legal and regulatory framework applicable to Notes Live’s business could have an adverse impact on its businesses and its failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability or government actions that could have a material negative effect on Notes Live’s business and results of operations.

Zoning and governmental approvals could hinder, delay, or completely inhibit Notes Live’s ability to own, develop, lease, and construct upon the real estate upon which it intends to build new restaurants and venues.

Real estate development and ownership is subject to extensive regulation related to zoning, land use, building design, taxation, construction materials, warranties, environmental protection, and workplace safety, among others. Projects may be subject to legal challenges brought by governmental authorities or private parties. Local governments may enact growth control initiatives, annexation or building restrictions, impose moratoriums to restrict development or other adverse economic or monetary policies, impose nuisances and other conditions on development of particular sites, and increase the fees imposed on developers to fund roads, schools, open spaces, or affordable housing. Any of the foregoing could prevent Notes Live from undertaking or completing a particular project, impair its ability to sell or dispose of certain properties, force it to implement design changes, increase the cost of obtaining the necessary approvals, and/or cause delays in the approval process.

Various components of the construction and development of new venue locations will require approvals from local government officials or agencies. Land-use regulations, construction permits, and other regulatory requirements at the state and local level can require significant time and knowledge to obtain. There is no assurance that these regulatory requirements can be satisfied or will not be delayed due to factors beyond Notes Live’s control or otherwise. Failure to obtain the required approvals in a timely manner, or at all, may result in delays or abandonment of site locations Notes Live is developing or plan to develop. Any funds spent by Notes Live prior to that determination may be lost.

General Business and Personnel Risks

A material disruption in information technology, network infrastructure and telecommunication systems could adversely affect business and results of operations.

Notes Live relies extensively on information technology across operations, including, but not limited to, point of sales processing, supply chain management, retail merchandise allocation and distribution, labor productivity and expense management. Its business depends significantly on the reliability, security, and capacity of information technology systems to process these transactions, summarize results, manage, and report on business and supply chain. Its information technology systems are subject to damage or interruption from power outages, computer, network, cable system, internet and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. If Notes Live’s information technology and telecommunication systems are damaged or cease to function properly, it may have to make a significant investment to repair or replace them and could suffer loss of critical data and interruptions or delays in operations in the interim. Any material interruption in information technology and telecommunication systems could adversely affect business or results of operations. In addition, some of these essential technology-based business systems are outsourced to third parties. While Notes Live makes efforts to ensure that its outsourced providers are observing proper standards and controls, it cannot guarantee that breaches, disruptions, or failures caused by these providers will not occur.

A privacy breach or cybersecurity attack could adversely affect Notes Live’s business and operations.

The protection of customer, employee and company data is critical to Notes Live. It is subject to laws relating to information security, privacy, cashless payments, consumer credit, and fraud. Additionally, an increasing number of government and industry groups have established laws and standards for the protection of personal and health information. As a merchant and service provider of point-of-sale services, Notes Live is also subject to the Payment Card Industry Data Security Standard issued by the Payment Card Industry Council.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements.

Compliance with these requirements may result in cost increases due to necessary system changes and the development of new administrative processes. In addition, customers and employees have a high expectation that Notes Live will adequately protect their personal information. For example, in connection with credit and debit card sales, Notes Live transmits confidential card information. Third parties may have the technology or know-how to breach the security of this customer information, and security measures and those of its technology vendors may not effectively prevent others from obtaining improper access to this information. If Notes Live fails to comply with the laws and regulations regarding privacy and security or experience a security breach, it could be exposed to risks of data loss, regulatory investigations and/or penalties, a loss of the ability to process credit and debit card payments, substantial inconvenience or harm to guests, litigation, and serious disruption of operations. Additionally, any resulting negative publicity could significantly harm Notes Live’s reputation and damage its relations with guests. As privacy and information security laws, regulations and practices change and cyber risks continue to evolve, Notes Live may incur additional costs to ensure it remains in compliance and protect guest, employee, and Company information.

Failure to maximize or to successfully protect and assert Notes Live’s intellectual property rights could adversely affect business and results of operations.

Notes Live relies on trademark, unfair competition, trade secret and copyright laws to protect its intellectual property rights. Notes Live has registered certain trademarks and service marks with appropriate governmental authorities, but there can be no guarantee that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that Notes Live will not be able to obtain and perfect its own, or, where appropriate, license intellectual property rights necessary to support new product introductions or other brand extensions. There is no guarantee that these rights, if obtained, will not be invalidated, circumvented, or challenged in the future. Notes Live’s failure to protect or successfully assert its intellectual property rights could make it less competitive and could have an adverse effect on business and results of operations.

Notes Live is involved in a number of related-party transactions.

Many of the , officers, directors, and shareholders of Notes Live (and its subsidiaries) are involved in Notes Live’s management and operations, including in roles as officers, directors, managers of Hospitality Income & Asset, LLC and 13141 BP, LLC, and landlords to three of Notes Live’s operating subsidiaries: BBST, BBP, and Notes. Furthermore, several shareholders are members of Notes Live’s new landlords in Gainesville, GA. Additionally, many of the founders, officers, directors, and shareholders of Notes Live (and its subsidiaries) are involved as officers, directors, and executives of Roth Industries, the parent company of Roth Premium Foods, LLC, which is the licensee of the counterparty to the Bourbon Brothers licensing agreement.

Notes Live is dependent on its key personnel and will need to hire additional personnel. Notes Live’s hiring abilities may be strained by current employment trends and economic conditions.

Notes Live’s future successes depend on its ability to identify, attract, hire, train, retain and motivate highly skilled executive, technical, sales and marketing, business development, and store level personnel including restaurant managers and kitchen managers. Notes Live is currently particularly dependent on the efforts of JW Roth.

The loss of Mr. Roth would likely have a significant negative impact on Notes Live’s operations and growth strategies. Competition for qualified personnel may be intense. If Notes Live fails to successfully attract, assimilate, and retain a sufficient number of such personnel, its business will suffer.

Notes Live’s officers and directors do not owe a duty of exclusivity to Notes Live.

Notes Live’s officers and directors are not required to devote all of their business time to Notes Live as their sole and exclusive function or business. Members of our management team have other business interests and may engage in other activities and pursue other business opportunities in addition to those relating to Notes Live. Neither Notes Live nor any shareholder has any right to share or participate in such other investments or activities of management or to the income or proceeds derived therefrom.

Notes Live is dependent on attracting and retaining qualified employees while also controlling labor costs.

Notes Live’s business is dependent on attracting and retaining a large and growing number of qualified employees. Availability of staff varies widely from location to location. Many staff members are in entry-level or part-time positions, typically with high turnover rates. High turnover of store management and staff would cause Notes Live to incur higher direct costs associated with recruiting, training, and retaining replacement personnel. Management turnover as well as general shortages in the labor pool can cause venues to operate with reduced staff, which negatively affects the ability to provide appropriate service levels to customers. The market for the most qualified talent continues to be competitive and Notes Live must provide competitive wages, benefits, and workplace conditions to maintain the most qualified employees. Competition for qualified employees exerts upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruiting and training expenses.

Global economic and market uncertainty may adversely impact Notes Live’s business and operating results.

Uncertain global and macro-economic conditions have in the past and may in the future adversely impact Notes Live’s business. The current uncertainty in the worldwide economic environment together with other unfavorable changes in economic conditions, such as heightened inflation and interest rate increases currently being experienced or implemented by most developed economies, as well as recessions that have affected major countries, may negatively impact consumer confidence and spending, ultimately causing Notes Live’s customers to postpone purchases and may ultimately impact our profitability. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets. Notes Live could experience period-to-period fluctuations in operating results due to general industry or economic conditions and volatile or uncertain economic conditions can adversely impact sales and profitability and make it difficult for Notes Live to accurately forecast and plan its future business activities. Furthermore, inflationary pressure and increases in interest rates may negatively impact revenue, earnings and demand for Notes Live’s service and venue offerings. During challenging economic times, Notes Live’s current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to visit Notes Live’s restaurants and venues.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:

•        the expected benefits of, and potential value created by, the merger for the Fresh Vine stockholders and Notes Live stockholders;

•        the likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be completed and the listing of the Fresh Vine common stock to be issued on the NYSE American;

•        the expected number of Fresh Vine securities included in the fully diluted number of outstanding shares of Fresh Vine common stock for purposes of calculating the exchange ratio;

•        any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;

•        any statements concerning the attraction and retention of highly qualified personnel;

•        any statements concerning the combined company’s projected financial performance;

•        any statements regarding expectations concerning Fresh Vine’s or Notes Live’s relationships and actions with third parties; and

•        future regulatory, judicial and legislative changes in Fresh Vine’s or Notes Live’s industry.

These forward-looking statements should not be relied upon as predictions of future events as Fresh Vine and Notes Live cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The events and circumstances reflected in forward-looking statements may not be achieved or occur and actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•        Fresh Vine stockholders and Notes Live shareholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

•        Failure to complete the merger may result in either us or Notes Live paying a termination fee to the other party and could significantly harm the market price of our common stock and negatively affect the future business and operations of each company.

•        The issuance of Fresh Vine’s common stock to Notes Live’s shareholders pursuant to the Merger Agreement and the resulting change in control from the merger must be approved by Fresh Vine’s stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by Notes Live’s shareholders. Failure to obtain these approvals would prevent the closing of the merger.

•        Because the lack of a public market for Notes Live common stock makes it difficult to evaluate the value of Notes Live common stock, the Notes Live shareholders may receive shares of Fresh Vine common stock in the Merger that have a value that is less than, or greater than, the fair market value of Notes Live common stock.

•        If the conditions to the merger are not satisfied or waived, the merger will not occur.

•        Our ability to complete the Fresh Vine legacy transaction is uncertain, and we cannot predict the terms and conditions of any such Fresh Vine legacy transaction, including the consideration that we may receive.

•        Lawsuits may be filed in the future against us and the members of our board of directors arising out of the proposed merger, which may delay or prevent the proposed merger.

•        The proposed reverse stock split may not increase the combined company’s stock price over the long-term or may decrease the liquidity of the combined company’s common stock.

•        If the merger is not completed, Fresh Vine’s board of directors may decide to pursue a dissolution of Fresh Vine. In a dissolution, there can be no assurances as to the amount or timing of available cash, if any, to distribute to Fresh Vine’s stockholders after paying debts and other obligations and setting aside funds for reserves.

•        Fresh Vine will require additional debt and/or equity capital to pursue business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If such capital is not available to Fresh Vine, its business, financial condition, and results of operations may be materially and adversely affected.

•        In addition to litigation that may arise from time to time in the ordinary course of business, Fresh Vine has been engaged in litigation with its former Chief Operating Officer.

•        Fresh Vine’s failure to maintain continued compliance with the listing requirements of the NYSE American exchange could result in the delisting of Fresh Vine common stock.

•        If Fresh Vine common stock becomes subject to the penny stock rules, it would become more difficult to trade such shares.

•        Fresh Vine incurs significant legal, accounting, and other expenses associated with public company reporting requirements and corporate governance requirements.

•        As a result of being a public company, Fresh Vine is obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in Fresh Vine and, as a result, the value of its common stock.

•        The percentage ownership in Fresh Vine may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

•        Notes Live will likely require additional capital to support its business plan and potential growth, and this capital might not be available on favorable terms, or at all.

•        Notes Live has incurred net losses in recent years and anticipates that we will continue to incur net losses for the near-term future and may never achieve profitability.

•        Notes Live’s business plan is based on numerous assumptions and projections that may not prove accurate.

•        Notes Live debt obligations may adversely affect cash flow and impose restrictions on the ability to operate its business.

•        The agreements under which Notes Live acquired and holds certain of its real property assets impose significant obligations on Notes Live and impose conditions for Notes Live to develop a project and otherwise continue to own and hold that real property.

•        Notes Live will incur increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

•        Various risks related to Notes Live’s industry and current and planned operations.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Fresh Vine and Notes Live can give no assurance that the conditions to the merger will be satisfied. For further discussion of the factors that may cause Fresh Vine, Notes Live or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Fresh Vine and Notes Live to complete the merger and the effect of the merger on the business of Fresh Vine, Notes Live and the combined company, see the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Fresh Vine. See the section entitled “Where You Can Find More Information” on page 229 of this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Fresh Vine, Notes Live or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. Fresh Vine and Notes Live do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF FRESH VINE STOCKHOLDERS

Date, Time and Place

The Fresh Vine special meeting will be held on [•], 2024, at [•], commencing at [•] [a.m./p.m.], Eastern Time. Fresh Vine is sending this proxy statement/prospectus to Fresh Vine stockholders in connection with the solicitation of proxies by the Fresh Vine board of directors for use at the Fresh Vine special meeting and any adjournments or postponements of the Fresh Vine special meeting. This proxy statement/prospectus is first being furnished to Fresh Vine stockholders on or about [•], 2024.

Purposes of the Fresh Vine Special Meeting

The purposes of the Fresh Vine special meeting are:

1.      To vote on a proposal to approve, for purposes of NYSE American Company Guide Section 712(b), the issuance of shares of Fresh Vine common stock, $0.001 par value per share, or Fresh Vine common stock, to stockholders of Notes Live pursuant to the terms of the Agreement and Plan of Merger, dated as of January 25, 2024, or the Merger Agreement, by and among Fresh Vine, Merger Sub and Notes Live, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and, for purposes of NYSE American Company Guide Section 713(b), the change of control of Fresh Vine resulting from the merger (the “Merger Proposal”);

2.      To vote on a proposal to approve an amendment to the articles of incorporation of Fresh Vine, or the Fresh Vine Articles of Incorporation, changing the Fresh Vine corporate name to “Notes Live Holding Corp.” in the form attached as Annex B to the accompanying proxy statement/prospectus (the “Name Change Proposal”);

3.      To vote upon a proposal to approve an amendment to the Fresh Vine Articles of Incorporation to (a) effect a reverse stock split of the issued and outstanding shares of Fresh Vine common stock, at a ratio in the range of 1-for-[•] to 1-for-[•], with such ratio and implementation and timing of the reverse stock split to be determined in the discretion of the Fresh Vine board of directors and as agreed to by Notes Live at or prior to the closing of the merger, and (b) if and when the reverse stock split is effected, establish the number of authorized shares of Fresh Vine common stock at 150,000,000, in the form attached as Annex C to the accompanying proxy statement/prospectus (the “Reverse Split Proposal”);

4.      To vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Fresh Vine’s Series A Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series A Convertible Preferred Stock (the “Series A Preferred Stock Conversion Proposal”);

5.      To vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of the Series B Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Series B Convertible Preferred Stock (the “Series B Preferred Stock Conversion Proposal”);

6.      To vote on a proposal to approve, pursuant to Section 78.565 of the Nevada Revised Statutes, the sale of the assets comprising the Fresh Vine legacy wine production business, which sale is a condition to the closing of the transactions contemplated by the Merger Agreement and may be considered to be a sale of all of the Company’s property and assets (the “Legacy Business Sale Proposal”);

7.      To vote on a proposal to amend the Fresh Vine 2021 Equity Incentive Plan to increase the total number of shares of Fresh Vine common stock available for issuance under that plan pursuant to future awards to 5,000,000 shares (after giving effect to the reverse stock split) (the “Equity Plan Amendment Proposal”);

8.      To vote upon a proposal to approve an adjournment of the Fresh Vine special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, 5, 6 and 7 (the “Adjournment Proposal”); and

9.      To transact such other business as may properly come before the Fresh Vine special meeting or any adjournment or postponement thereof.

Recommendation of the Fresh Vine Board of Directors

The Fresh Vine board of directors has determined and believes that each of the proposals outlined above is advisable to, and in the best interests of, Fresh Vine and its stockholders and has approved each such proposal. The Fresh Vine board of directors unanimously recommends that Fresh Vine stockholders vote “FOR” each such proposal.

Record Date and Voting Power

The Fresh Vine board of directors has fixed [•], 2024 as the record date for the determination of Fresh Vine stockholders entitled to notice of, and to vote at, the Fresh Vine special meeting and any adjournment or postponement thereof, or the record date. Only Fresh Vine stockholders of record, including holders of Fresh Vine’s common stock and Fresh Vine Preferred Stock, at the close of business on the record date are entitled to notice of, and to vote at, the Fresh Vine special meeting. At the close of business on the record date, [•] shares of Fresh Vine common stock, [•] shares of Series A Convertible Preferred Stock and [•] shares of Series B Convertible Preferred Stock were issued and outstanding.

Each share of Fresh Vine common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

On August 2, 2023, Fresh Vine entered into a Securities Purchase Agreement with two accredited investors pursuant to which Fresh Vine agreed to issue and sell shares of Series A Convertible Preferred Stock. The investors, collectively, purchased 4,000 shares of Series A Convertible Preferred Stock at an initial closing (the “Initial Closing”) that occurred on August 2, 2023, purchased an additional 4,000 shares of Series A Convertible Preferred Stock at a second closing (the “Second Closing”) that occurred on September 7, 2023, and purchased an additional 2,000 shares of Series A Convertible Preferred Stock at a third closing (the “Third Closing”) that occurred on December 1, 2023. The rights and preferences of the Series A Preferred Stock are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, as amended, filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2023.

On March 14, 2024, Fresh Vine designated 50,000 shares of its preferred stock Series B Preferred Stock, which may be issued by Fresh Vine. The rights and preferences of the Series B Preferred Stock are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock filed as an exhibit to Fresh Vine’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2024. Fresh Vine’s board of directors has approved the issuance and sale of up to 20,000 shares of Series B Convertible Preferred Stock for a purchase price equal to $100.00 per share. As of March 28, 2024, Fresh has received subscriptions from accredited investors for the purchase of a total of 940 shares of Fresh Vine’s Series B Convertible Preferred Stock. The total number of shares of Series B Convertible Preferred Stock that Fresh Vine will issue and sell has not been finally determined.

The holders of Fresh Vine Preferred Stock are entitled to vote as a single class with the holders of Fresh Vine common stock on all matters submitted to a vote of stockholders of Fresh Vine; provided, however, that, in accordance with the NYSE American LLC Company Guide, (i) the holders of Series A Convertible Preferred Stock are not entitled to vote their shares of Series A Convertible Preferred Stock on any proposal to approve the issuance of Fresh Vine common stock upon conversion of Series A Convertible Preferred Stock in excess of the Exchange Share Cap or the Individual Holder Share Cap as discussed below (a “Series A Preferred Stock Conversion Proposal”)(and shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of such Series A Preferred Stock Conversion Proposal), and (ii) the holders of Series B Convertible Preferred Stock are not entitled to vote their shares of Series B Convertible Preferred Stock on any proposal to approve the issuance of Fresh Vine common stock upon conversion of Series B Convertible Preferred Stock in excess of the Exchange Share Cap or the Individual Holder Share Cap as discussed below (a “Series B Preferred Stock Conversion Proposal”).

The shares of Fresh Vine Preferred Stock vote on an adjusted as-converted to common stock basis. For purposes of determining voting rights, (i) each share of Fresh Vine’s Series A Convertible Preferred Stock is convertible into the number of shares common stock (“Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 (plus the amount of accrued dividends on such shares of Series A Convertible Preferred Stock) by an assumed conversion price of $0.47, taking into account (if applicable) the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap described below, and (ii) each share of Fresh Vine’s Series B Convertible Preferred Stock is convertible into the number of shares common stock (“Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 by an assumed conversion price equal to the most recent closing sale price of Fresh Vine common stock as of the execution and delivery of the securities purchase agreement or other subscription or similar agreement pursuant to which such share of Series B Convertible Preferred Stock was issued by Fresh Vine, taking into account (if applicable) the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap described below. Under the “Exchange Share Cap,” (i) the total number of shares of common stock issuable upon conversion of outstanding shares of Series A Convertible Preferred Stock (when added to any shares of common stock previously issued in respect of accrued dividends on the Fresh Vine Preferred Stock), may not exceed 3,179,269 shares (which represents 19.9% of Fresh Vine’s issued and outstanding common stock immediately prior to the date on which shares Series A Convertible Preferred Stock were ﬁrst issued), and (ii) the total number of shares of common stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock) may not exceed 19.9% of Fresh Vine’s issued and outstanding common stock immediately prior to the date on which shares Series B Convertible Preferred Stock are ﬁrst issued. Under the Individual Holder Share Cap, no holder of Fresh Vine Preferred Stock may acquire Conversion Shares if the issuance thereof would result in the converting holder beneﬁcially owning in excess of 19.9% of the number of shares of Fresh Vine common stock outstanding immediately after giving eﬀect to the issuance.

As of the record date (and taking into account the amount of accrued dividends on the Series A Convertible Preferred Stock and the conversion restrictions discussed above), (1) each share of Series A Convertible Preferred Stock issued at the First Closing is entitled to [•] votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 4 (the Series A Preferred Stock Conversion Proposal), (2) each share of Series A Convertible Preferred Stock issued at the Second Closing is entitled to [•] votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 4, (3) each share of Series A Convertible Preferred Stock issued at the Third Closing is entitled to [•] votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 4, and (4) each share of Series B Convertible Preferred Stock is entitled to a number of votes on each matter to be voted upon at the Fresh Vine special meeting, except for Proposal No. 5 (the Series B Preferred Stock Conversion Proposal), equal to the number of shares of Fresh Vine common stock is convertible based on an assumed conversion price equal to the most recent closing sale price of the Fresh Vine common stock as of the execution and delivery of the securities purchase agreement or other subscription or similar agreement pursuant to which such share of Series B Stock was issued by Fresh Vine.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Fresh Vine board of directors for use at the Fresh Vine special meeting.

If you are the “record holder” of your shares, meaning that you own your shares in your own name and not through a broker, bank or other nominee, you may vote in one of three ways prior to the Fresh Vine special meeting:

•        You may vote over the internet.    You may vote your shares by following the instructions in the enclosed proxy card.

•        You may vote by telephone.    You may vote your shares by following the instructions in the enclosed proxy card.

•        You may vote by mail.    You may vote by completing, dating and signing the enclosed proxy card and promptly mailing it in the postage-paid envelope provided.

You may also vote during the Fresh Vine special meeting.

All proxies that are executed or are otherwise submitted over the internet or by telephone will be voted on the matters set forth in this proxy statement in accordance with the stockholders’ instructions. However, if no choice is specified on a proxy as to one or more of the proposals, the proxy will be voted in accordance with the Fresh Vine board of directors’ recommendations on such proposals as set forth in this proxy statement/prospectus.

After you have submitted a proxy, you may still change your vote and revoke your proxy by doing any one of the following things:

•        submitting a new proxy via the internet or telephone by following the instructions on the enclosed proxy card;

•        signing another proxy card and arranging for delivery of that proxy card by mail by [•], Eastern time, the day before the Fresh Vine special meeting;

•        giving Fresh Vine’s Corporate Secretary a written notice before the Fresh Vine special meeting that you want to revoke your proxy; or

•        voting during the Fresh Vine special meeting. Your attendance at the Fresh Vine special meeting alone will not revoke a previously submitted proxy.

Fresh Vine will count your vote in accordance with the last instruction Fresh Vine receives from you prior to the closing of the polls, whether your instruction is received by internet, telephone, mail, or at the Fresh Vine special meeting.

Shares Held in “Street Name”

If the shares of Fresh Vine common stock you own are held in “street name” by a broker, bank or other nominee, then that broker, bank or other nominee, as the record holder of your shares of Fresh Vine common stock, is required to vote your shares of Fresh Vine common stock according to your instructions. In order to vote your shares of Fresh Vine common stock, change your vote or revoke your instructions, you will need to follow the directions your broker, bank or other nominee provides you. Many brokers, banks or other nominees also offer the option of providing for voting over the internet or by telephone, instructions for which, if available, would be provided by such broker, bank or other nominee on the voting instruction form that it delivers to you.

If you do not give instructions to your broker, bank or other nominee, such nominee can vote your shares of Fresh Vine common stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under certain rules applicable to brokers and on which your broker may vote shares of Fresh Vine common stock held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Fresh Vine common stock will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 4, 5, 6 and 7 will be non-discretionary. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by the institution that holds your shares.

If your shares are held in “street name,” you are also invited to attend and vote your shares of Fresh Vine common stock at the Fresh Vine special meeting. To vote at the Fresh Vine special meeting, you must obtain a valid legal proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.

Required Vote

A quorum of Fresh Vine stockholders is necessary to hold a valid meeting. A quorum will be present if Fresh Vine stockholders holding at least a majority of the voting power of the outstanding Fresh Vine shares entitled to vote are deemed present at the Fresh Vine special meeting in person or represented by proxy. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Fresh Vine special meeting.

Approval of Proposal Nos. 1, 7 and 8 each requires the affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposal Nos. 2, 3 and 6. The affirmative vote of the holders of a majority of the shares of Fresh Vine common stock and Series B Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 4. The holders of Fresh Vine Series A Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series A Convertible Preferred Stock on Proposal No. 4, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Fresh Vine Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 4. The affirmative vote of the holders of a majority of the shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 5. The holders of Fresh Vine Series B Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series B Convertible Preferred Stock on Proposal No. 5, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of Fresh Vine Series B Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 5.

Votes will be counted by the inspector of election appointed for the Fresh Vine special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 2, 3 and 6, but will have no effect on the outcome of Proposal Nos. 1, 4, 5, 7 and 8. Proposal Nos. 2, 3 and 8 are matters on which Fresh Vine expects brokers, banks or other nominees to have authority to vote uninstructed shares and, therefore, broker non-votes are not expected with respect to these proposals.

Each of Proposals Nos. 1, 2, 3, 6 and 7 are conditioned upon the approval of each such proposal and the approval of Proposal Nos. 4 and 5, and the approval of Proposal Nos. 1, 2, 3, 4, 5 and 6 is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3, 4, 5 and 6. Proposal Nos. 4 and 5 are not conditioned on the approval of any other proposal.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Fresh Vine and Notes Live may solicit proxies from Fresh Vine stockholders by personal interview, telephone or otherwise. Fresh Vine also may be required to reimburse brokers, banks and other custodians, nominees and fiduciaries or their respective agents for reasonable expenses incurred in forwarding proxy materials to beneficial owners of Fresh Vine capital stock.

Other Matters

As of the date of this proxy statement/prospectus, the Fresh Vine board of directors does not know of any business to be presented at the Fresh Vine special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Fresh Vine special meeting, it is intended that the shares of Fresh Vine common stock represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the merger, including the Merger Agreement. While Fresh Vine and Notes Live believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement, attached as Annex A, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” on page 229 of this proxy statement/prospectus.

Background of the Merger

In connection with Fresh Vine’s ongoing evaluation of its long-term prospects, Fresh Vine’s senior management and board of directors assesses Fresh Vine’s business objectives and strategies, in light of several factors, including the macroeconomic and industry climate and expectations, all with the goal of enhancing long-term value for Fresh Vine’s shareholders. As a part of this review, Fresh Vine’s senior management and board of directors considered and evaluated various strategic alternatives, including performance improvement, capital allocation, organic growth, acquisitions and business combination transactions.

Fresh Vine has incurred losses and negative cash flows from operations since its inception in May 2019. For example, the report of the independent registered public accounting firm on the financial statements for the fiscal year ended December 31, 2023 included an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern for twelve months from the financial statement issuance date. Similarly, the report of Fresh Vine’s independent registered public accounting firm on its financial statements for the fiscal years ended December 31, 2022 and 2021, included in the prospectus for Fresh Vine’s initial public offering, included an explanatory paragraph indicating that there is substantial doubt as to the company’s ability to continue as a going concern for twelve months from the financial statement issuance date.

Fresh Vine’s now former officers and directors resigned from those positions or otherwise ceased to be employed by the company during 2023. On July 19, 2023 Fresh Vine appointed Michael Pruitt to serve as Interim Chief Executive Officer and as the company’s non-executive chair, and Keith Johnson to serve as its Interim Chief Financial Officer. Fresh Vine’s business faced headwinds resulting from its former management and from business model challenges.

During 2023 Fresh Vine received notices from NYSE American LLC that the company was not in compliance with certain NYSE American continued listing standards, including with respect to stockholders’ equity. Specifically, Fresh Vine was deemed not in compliance with the continued listing standard set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”), which requires that a listed company have stockholders’ equity of at least $4 million if the company has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Notes Live reported stockholders’ equity of $2.4 million as of June 30, 2023, the end of its second fiscal quarter of 2023, and has had losses from continuing operations and/or net losses in each of its fiscal years ended December 31, 2020, 2021 and 2022. As a result, Fresh Vine became subject to the procedures and requirements of Section 1009 of the Company Guide and was required to submit a plan to NYSE American addressing how Fresh Vine intends to regain compliance with Section 1003(a)(ii) by March 8, 2025.

In light of Fresh Vine’s history of losses from operations, limited liquidity sources and challenges with respect to maintaining its stock exchange listing the company began exploring strategic alternatives during 2023, including liquidation, potential asset sales and divestitures, and strategic transactions with third parties.

In July, 2023, Michael Pruitt, Fresh Vine’s Chief Executive Officers held preliminary discussions with its financial advisors regarding parties who would be interested and suitable for a strategic transaction with Fresh Vine. Fresh Vine’s senior management had been focused primarily on the internal management of Fresh Vine, raising financing (including a transaction that closed on August 2, 2023) and means for Fresh Vine to potentially revive its business and weather the economic environment and revive its business operations.

On August 24, 2023, Fresh Vine issued a press release announcing that its board of directors has initiated an exploration of strategic opportunities by way of merger, acquisition, or any accretive strategic transaction to enhance shareholder value, stated that it has engaged Oak Ridge Financial to lead the process of sourcing and vetting opportunities, and quested that all inquiries be directed to Oak Ridge Financial.

On October 17, 2023, Fresh Vine issued a press release announcing that it had timely submitted a plan of compliance to NYSE American addressing how Fresh Vine intends to regain compliance with NYSE American’s minimum stockholders’ equity requirements for continued listing. On November 21, 2023, Fresh Vine received notification from NYSE American that Fresh Vine’s plan to regain compliance with NYSE American’s listing standards was accepted. The plan involved a combination of potential capital raising activities and pursuit of potential business combination transaction(s).

During the fall of 2023 Fresh Vine explored various strategic transactions, including a variety of potential targets, including Notes Live, and had substantive discussions with at least six private (non-SEC reporting) companies that operated in various industries, including the wine/alcoholic beverage space, hospitality and live entertainment, “better-for-you” consumer products, clean technology and gaming technology. On October 17, 2023 it was introduced to Notes Live through Clear Street, LLC and its advisors. On October 19, 2023 Notes Live and Fresh Vine entered into a Non-disclosure Agreement to continue initial discussions to explore a potential transaction among the parties. Notes Live had been exploring various means to go public in 2023 (and earlier) and had various indicia of being “public company ready”, including having already received various indications of interest from potential strategic partners helping to validate its business model and growth prospects. Notes Live, together with advisors, had been considering various means to go public for several years, including a potential offering under Regulation A, a direct listing, and an initial public offering, and had taken several steps to be prepared for becoming a publicly reporting company. In October 2023, various initial meetings took places between Mr. Roth and other officers of Notes Live and Mr. Pruitt. On October 23, 2023, there was an initial zoom call between JW Roth and Mike Pruitt, which was then followed up by an in-person meeting in the Colorado Springs, Colorado offices of Notes Live on November 1, 2023, held by JW Roth and Mike Pruitt and certain of their respective advisors. Both parties agreed on the general parameters of a business combination between the two parties with the plan to finalize and execute a letter of intent and for Fresh Vine to participate in Note Live’s on-going private offering in the amount of $500,000 (with such investment to deemed a part of the “net cash” Fresh Vine would be required to deliver at any closing of a business combination) by the end of November and to negotiate and execute a definitive agreement and plan of merger prior to January 31, 2024. The parties negotiated various terms of the letter of intent.

In mid November 2023 Fresh Vine presented a letter of intent to Notes Live outlining the general terms of a transaction among the companies, with the intent that Notes Live by way of a reverse merger would become a wholly owned subsidiary of Fresh Vine, and, thereafter Fresh Vine would cease its prior operations and its sole business operations would be conducted by and through Notes Live.

On December 1, 2023, the Fresh Vine board of directors held a board meeting at which the Fresh Vine board discussed the pursuing and vetting of the various potential strategic business combination targets, and reviewed and assessed the proposed terms of a non-binding letter of intent with Notes Live, including a potential timeline for the proposed transaction, the anticipated level of dilution to Fresh Vine stockholders resulting therefrom and the proposed $500,000 equity investment by Fresh Vine in Notes Live contemplated by the letter of intent. At the culmination of the meeting, the Fresh Vine board of directors approved entry into the letter of intent with Notes Live, after which Fresh Vine and Notes Live executed and delivered the letter of intent.

At various times after the mutual execution of the letter of intent the proposed business combination was a topic discussed at meetings of the Notes Live board, including a meeting held on December 5, 2023, where Mr. Roth together with outside counsel provided an overview of the transaction, its terms, and various regulatory matters and considerations related to the transaction.

Following the execution of the letter of intent, the parties and their counsel engaged in several meetings regarding the transaction structure, terms and matters related to anticipated closing conditions. Then, on December 19, 2023 an initial draft definitive merger agreement was prepared by Dykema Gossett PLLC, and later distributed to Taft, Fresh Vine’s counsel on December 19, 2023. During the weeks that followed the execution of the letter of intent, both Fresh Vine and Notes conducted due diligence on each other’s businesses, including an evaluation of each company’s capitalization table in order to confirm the specific terms of a fully-diluted merger. The initial draft of the merger agreement constituted what the parties viewed as a “middle of the road” transaction agreement based on a precedent counsels had prescreened. The primary terms in the merger agreement that were negotiated were intended to clarify the closing conditions to the merger transaction and the limited scenarios by which either party could terminate the agreement. ensure that the parties remained committed to the deal and could not broadly terminate a pending transaction. A substantially final definitive merger agreement was subsequently circulated to Fresh Vine’s and Notes Live’s boards of directors on January 16, 2024 and the boards of directors of both Notes Live and Fresh Vine separately met and authorized and approved the definitive merger agreement on January 24, 2024 and January 19, 2024, respectively. The merger agreement was executed on January 25, 2024, and a joint press release announcing the execution of the merger agreement was issued on January 29, 2024. Consistent communication between management of Notes Live and Fresh Vine continued thereafter as the parties continued to work towards satisfying the closing conditions.

Fresh Vine Reasons for the Merger

The Fresh Vine board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Fresh Vine and its shareholders. In reaching its determination, the Fresh Vine board of directors consulted with consulted with Fresh Vine’s management, Fresh Vine’s financial and legal advisors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Fresh Vine board of directors considered a number of factors that it viewed as supporting its decision to approve the merger agreement, including the following material factors:

•        the financial condition and prospects of Fresh Vine and the risks associated with continuing to operate Fresh Vine’s on a stand-alone basis;

•        the review and analysis of Fresh Vine’s management regarding the potential strategic alternatives and merger partner candidates identified to date, and the Fresh Vine board of directors’ view that no alternatives to the merger, including a liquidation and dissolution of Fresh Vine and the distribution of any available cash, were reasonably likely to create greater value to Fresh Vine stockholders;

•        the Fresh Vine board of directors’ positive view, based on the business due diligence conducted by Fresh Vine management and financial advisors, of the business prospects of the Notes Live businesses, which will be the focus of the combined company;

•        the prospects of and risks associated with the other potential strategic candidates that Fresh Vine’s management and financial advisor had identified;

•        the Fresh Vine board of directors’ conclusion that the merger would provide existing stockholders with an opportunity to participate in the potential growth of the combined company following the merger, which will focus on Notes Live’s business operations and prospects;

•        the substance of Fresh Vine’s plan to regain compliance with the NYSE listing standard that was accepted by the NYSE American, which as primarily focused on raising additional capital to support a business combination transaction, such as the merger;

•        the Fresh Vine board of directors’ view, following a review with Fresh Vine’s management, of the likelihood that the combined company would satisfy the initial listing standards of the NYSE American, which is a condition to the closing of the merger;

•        the valuation ascribed to Fresh Vine in the merger agreement and its relation to the then-current trading price of Fresh Vine’s common stock;

•        the relative values ascribed to Fresh Vine and Notes Live for purposes of the merger exchange ratio;

•        the Fresh Vine board of directors’ belief that, as a result of arm’s length negotiations with Noters Live, Fresh Vine and its representatives negotiated the highest exchange ratio to which Notes Live was willing to agree, and that the other terms of the merger agreement include the most favorable terms to Fresh Vine in the aggregate to which Notes Live was willing to agree;

•        the sufficiency of Fresh Vine’s existing cash reserves to continue to support operations and pay transaction expenses pending completion of a combination transaction, and likelihood of Fresh Vine being able to raise additional financing to for such purposes;

•        the fact that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that Fresh Vine will be unable to meet the “Net Cash Target” or that any regulatory approvals, the receipt of which is a condition to the consummation of the merger, might not be obtained, and, as a result, that the merger might not be consummated or subject to delay;

•        the possibility that the merger might not be completed and the potential impact of the public announcement of the merger on the reputation of Fresh Vine and its ability to obtain financing in the future in the event the merger is not completed;

•        the risk that potential benefits and synergies sought in the merger might not be realized or might not be realized within the expected time period, and the risks associated with the integration of the two companies; and

•        the possibility of shareholder litigation relating to the merger.

The Fresh Vine board of directors also reviewed the terms of the merger agreement and related transaction documents, including those described below, and concluded that the terms of the merger agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•        the calculation of the exchange ratio, based on separate values assigned to each of Fresh Vine and Notes Live in the merger agreement (being approximately $350 million to Notes Live and $18 million to Fresh Vine, subject in each case to potential upward adjustments described in the merger agreement);

•        the exchange ratio for the merger consideration is fixed in the merger agreement and does not adjust based on the market price of Fresh Vine common stock as of the closing date of the merger, such that if the market price of Fresh Vine common stock is greater or lower at the time of the closing of the merger, the economic value of the per share merger consideration to be received by Notes Live’s shareholders in exchange for their shares of Notes Live common stock will also be greater or lower, and the dilution to Fresh Vine stockholders from a financial perspective will adjust accordingly;

•        the number and nature of the conditions to Fresh Vine’s and Notes Live’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, as more fully described in this proxy statement/prospectus under the caption “The Merger Agreement — Conditions to the Completion of the Merger”;

•        the respective rights of, and limitations on, Fresh Vine and Notes Live under the merger agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger, as more fully described in this proxy statement/prospectus under the caption “The Merger Agreement — No Solicitation”;

•        The respective obligations of Fresh Vine and Notes Live to pay to the other termination fees of up to $1.0 million and/or reimburse transaction expenses of up to $500,000, and, with respect to Notes Live, its obligation to redeem Fresh Vine’s $500,000 investment in Notes Live, in each case if the merger agreement is terminated under certain circumstances provided in the merger agreement, as more fully described in this proxy statement/prospectus under the caption “The Merger Agreement — Termination Fee”;

•        the lock-up agreements, pursuant to which certain stockholders of Fresh Vine and Notes Live, respectively, have, subject to certain exceptions, agreed not to transfer their shares of the combined company common stock during specified periods following the completion of the merger; and

•        the support agreements, pursuant to which certain stockholders of Fresh Vine and Notes Live, respectively, have agreed, solely in their capacities as stockholders, to vote their shares of Fresh Vine and Notes Live stock, respectively, in favor of the proposals submitted to them in connection with the merger and against any alternative acquisition proposals.

The foregoing information and factors considered by the Fresh Vine board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Fresh Vine board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Fresh Vine board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Fresh Vine board of directors may have given different weight to different factors. The Fresh Vine board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Fresh Vine’s management team, outside legal counsel and financial advisor, and considered the factors overall to be favorable to, and to support, its determination.

Notes Live Reasons for the Merger

The Notes Live board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Notes Live and its shareholders. In reaching its determination, the Notes Live board of directors consulted with Notes Live’s senior management, as well as with Notes Live’s financial and legal advisors, and considered numerous factors, including the following material factors:

•        the extensive and lengthy review undertaken by the Notes Live board and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Notes Live for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the Notes Live board of directors’ belief that the merger with Fresh Vine was the best option available to Notes Live and its shareholders;

•        the business combination with Fresh Vine offers Notes Live a means to become a public company at a lower cost and in less time that an initial public offering;

•        Notes Live board of directors’ views with respect to the value of the merger consideration to Notes Live shareholders, including that Notes Live shareholders’ are expected to own in excess of 95% of the combined company, and the terms of the business combination with Fresh Vine were more advantageous to Notes Live and its shareholders than other potential merger partners with whom Notes Live had initial conversations in the fall of 2023;

•        a review of the prospects and risks of Notes Live remaining private, including the challenges and limitations of raising capital as a private company whose stock lacks liquidity;

•        the fact that the merger consideration will be in Fresh Vine common stock, which is listed on the NYSE American stock exchange and offers Notes Live shareholders the opportunity for liquidity and to also participate as shareholders of Notes Live in the future earnings and performance of the combined company, which management believes will grow and become larger company with a more diversified asset base as a result of having greater access to the capital markets;

•        the potential increased access to sources of capital and a broader range of investors to support Notes Live’s business following consummation of the merger and the expected continued listing of the combined company on the NYSE American stock exchange;

•        the potential to provide its current shareholders with greater liquidity by owning stock in the combined company;

•        the Notes Live board of directors’ belief that no alternatives to the merger were likely to materialize reasonably in the near or mid term future that were likely to create greater value for Notes Live shareholders, after reviewing the various financing and other strategic options to enhance shareholder value that were considered by the board of directors;

•        the expectation that the merger with Fresh Vine would be a more time- and cost-effective means to access capital than other options currently available to Notes Live, including additional private financings or public offerings;

•        the views of the Notes Live board of directors that the current management of Fresh Vine has a strong reputation, experience in the capital markets, and high level of sophistication to be able to satisfy the closing conditions to the merger and will have motivation to help support the combined company on a post-transaction basis;

•        the views of the Notes Live board of directors as to the likelihood that any requisite regulatory approvals necessary to complete the merger would be obtained;

•        the ability of the Notes Live board of directors to terminate the Merger Agreement in certain situations, and accept unsolicited superior offers in certain situations, in each case subject to the terms and conditions set forth in the merger agreement; and

•        the terms of the merger agreement, including the limited closing conditions and the expected tax treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal income tax purposes.

The Notes Live board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including the following material factors:

•        although the parties have assigned separate values to each of Notes Live and Fresh Vine in the merger agreement (being approximately $350 million to Notes Live and $18 million to Fresh Vine, subject in each case to potential upward adjustments described in the merger agreement) and the exchange ratio for the merger consideration is fixed in the merger agreement, if the market price of Fresh Vine common stock is lower at the time of the closing of the merger, the economic value of the per share merger consideration to be received by Notes Live’s shareholders in exchange for their shares of Notes Live common stock will also be lower;

•        the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of Notes Live’s on-going business and delays in planned projects for the combined company;

•        the fact that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that Fresh Vine will be unable to meet the “Net Cash Target” or that any regulatory approvals, the receipt of which is a condition to the consummation of the merger, might not be obtained, and, as a result, that the merger might not be consummated or subject to delay;

•        the fact that Notes Live’s officers and employees would have to focus on actions required to complete the merger, which would divert their attention from Notes Live’s day-to-day business, and that Notes Live will incur substantial transaction costs even if the merger is not consummated;

•        the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Notes Live and the ability of Notes Live to obtain financing in the future in the event the merger is not completed;

•        the fact that after completion of the merger Notes Live will be subject to significantly greater costs and expenses related to being a publicly reporting company (including exchange fees and higher professional services fees), and subject to various regulations and rules that are not applicable to private companies, and complying with these regulations will require significant time and resources of the combined company;

•        the risk that potential benefits and synergies sought in the merger might not be realized or might not be realized within the expected time period, and the risks associated with the integration of the two companies;

•        the fact that the representations and warranties in the merger agreement do not survive the closing of the merger and the potential risk of liabilities from Fresh Vine’s legacy business and operations that may arise post-closing;

•        the possibility of shareholder litigation relating to the merger;

•        the fact that the merger agreement includes certain provisions that prohibit Notes Live from soliciting alternative transactions and from taking certain actions in response to unsolicited proposals for alternative transactions;

•        Notes Live’s obligation to pay Fresh Vine a termination fee of $1.0 million in certain circumstances and discussed further under the section titled “The Merger Agreement — Termination Fees”; and

•        the interests of certain of Notes Live’s directors and executive officers in the merger that are different from or in addition to those of Notes Live shareholders generally, as more fully described under the section titled “— Interests of Notes Live’s Directors and Executive Officers in the Merger.”

In reaching its conclusion, the Notes Live board of directors did not find it practical to assign, and did not assign, any relative or specific weight to the different factors that were considered, and individual members of the Notes Live board of directors may have given different weight to different factors. The Notes Live board of directors considered all of the information and factors presented, including the potential risks, uncertainties, and disadvantages associated with the merger, in the aggregate rather than separately, and determined the benefits of the merger to outweigh the potential risks, uncertainties, and disadvantages associated with the merger and to be favorable to and support its determination.

Interests of Fresh Vine Directors and Executive Officers in the Merger

In considering the recommendation of the Fresh Vine board of directors with respect to issuing shares of Fresh Vine common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Fresh Vine stockholders at the Fresh Vine special meeting, Fresh Vine stockholders should be aware that certain members of the Fresh Vine board of directors and certain Fresh Vine executive officers have interests in the merger that may be different from, or in addition to, the interests of Fresh Vine stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Each of the Fresh Vine board of directors and the Notes Live board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Fresh Vine stockholders approve the proposals to be presented to Fresh Vine stockholders for consideration at the Fresh Vine special meeting as contemplated by this proxy statement/prospectus, and that Notes Live stockholders sign and return the written consent as contemplated by this proxy statement/prospectus.

Ownership Interests

As of [•], 2024, Fresh Vine’s directors and executive officers owned, in the aggregate, approximately [•%] of the shares of Fresh Vine common stock on a diluted basis (assuming the full conversion of the Fresh Vine Preferred Stock (without regard to conversion limitations)).

The affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposals 1 and 7. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposals 2, 3 and 6. The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Series B Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 4. The holders of Fresh Vine Series A Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series A Convertible Preferred Stock on Proposal No. 4, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Fresh Vine Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 4. The affirmative vote of the holders of a majority of the shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 5. The holders of Fresh Vine Series B Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series B Convertible Preferred Stock on Proposal No. 5, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of Fresh Vine Series B Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 5.

See the section of this proxy statement/prospectus entitled “Principal Stockholders of Fresh Vine” for a description of the beneficial ownership of Fresh Vine’s directors and officers.

Fresh Vine Support Agreements

Certain officers and directors Fresh Vine (solely in their respective capacities as Fresh Vine shareholders) are parties to voting and support agreements with Notes Live and Fresh Vine pursuant to which, among other things, each has agreed to vote all of his, her or its shares of Notes Live capital stock in favor of any proposal to adopt and approve the transactions contemplated by the Merger Agreement. For a more detailed discussion of the voting and support agreements, see the section of this proxy statement/prospectus entitled “Agreements Related to the Merger — Voting and Support Agreements.”

Director and Officer Positions Following the Merger

Pursuant to the terms of the Merger Agreement, effective upon the effective time, all then-current Fresh Vine directors and officers will resign, and Fresh Vine and Notes Live will use commercially reasonable efforts and take all necessary action so that the persons designated by Notes Live are elected or appointed, as applicable, to the positions of officers or directors of Fresh Vine, to serve in such positions effective as of the effective time.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the effective time through the sixth anniversary of the date on which the effective time occurs, each of Fresh Vine and the surviving corporation is required to indemnify and hold harmless each person who is or has served as a director or officer of Fresh Vine or Notes Live against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Fresh Vine or of the Company, whether asserted or claimed prior to, at or after the effective time, in each case, to the fullest extent permitted under the applicable law. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

Pursuant to the Merger Agreement, the provisions of the Fresh Vine Articles of Incorporation and the Fresh Vine Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Fresh Vine will not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of Fresh Vine, unless such modification is required by applicable law. The Notes Live articles of incorporation and Notes Live bylaws, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers than those that are presently set forth in the Fresh Vine Articles of Incorporation and Fresh Vine Bylaws.

The Merger Agreement also provides that Fresh Vine shall maintain directors’ and officers’ liability insurance policies commencing at the closing of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Fresh Vine.

Interests of Notes Live Directors and Executive Officers in the Merger

Ownership Interests

As of March 15, 2024, Notes Live’s directors and executive officers owned, in the aggregate, approximately 39% of the shares of Notes Live’s common stock on a diluted basis.

See the section of this proxy statement/prospectus entitled “Principal Stockholders of Notes Live” for a description of the beneficial ownership of Fresh Vine’s directors and officers.

Notes Live Support Agreements

Certain officers and directors Notes Live (solely in their respective capacities as Notes Live shareholders) are parties to voting and support agreements with Notes Live and Fresh Vine pursuant to which, among other things, each has agreed to vote all of his, her or its shares of Notes Live capital stock in favor of any proposal to adopt and approve the transactions contemplated by the Merger Agreement. For a more detailed discussion of the voting and support agreements, see the section of this proxy statement/prospectus entitled “Agreements Related to the Merger — Voting and Support Agreements.”

Director and Officer Positions Following the Merger

Pursuant to the terms of the Merger Agreement, effective upon the effective time, all then-current Fresh Vine directors and officers will resign, and Fresh Vine and Notes Live will use commercially reasonable efforts and take all necessary action so that the persons designated by Notes Live are elected or appointed, as applicable, to the positions of officers or directors of Fresh Vine, to serve in such positions effective as of the effective time.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the effective time through the sixth anniversary of the date on which the effective time occurs, each of Fresh Vine and the surviving corporation is required to indemnify and hold harmless each person who is or has served as a director or officer of Fresh Vine or Notes Live against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Fresh Vine or of the Company, whether asserted or claimed prior to, at or after the effective time, in each case, to the fullest extent permitted under the applicable law. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

Pursuant to the Merger Agreement, the provisions of the Fresh Vine Articles of Incorporation and the Fresh Vine Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Fresh Vine will not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of Fresh Vine, unless such modification is required by applicable law. The Notes Live Articles of Incorporation and Notes Live bylaws, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers than those that are presently set forth in the Fresh Vine Articles of Incorporation and Fresh Vine Bylaws.

The Merger Agreement also provides that Fresh Vine shall maintain directors’ and officers’ liability insurance policies commencing at the closing of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Fresh Vine.

In considering the recommendation of the Notes Live board of directors with respect to approving the merger, stockholders should be aware that certain members of the Notes Live board of directors and certain Notes Live executive officers have interests in the merger that may be different from, or in addition to, the interests of Notes Live stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Each of the Fresh Vine board of directors and the Notes Live board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Fresh Vine stockholders approve the proposals to be presented to Fresh Vine stockholders for consideration at the Fresh Vine special meeting as contemplated by this proxy statement/prospectus, and that Notes Live stockholders sign and return the written consent as contemplated by this proxy statement/prospectus.

Ownership Interests

As of March 27, 2024, Notes Live’s directors and current executive officers owned, in the aggregate approximately 39% of the outstanding shares of Notes Live capital stock. See the section entitled “Principal Shareholders of Notes Live” beginning on page 225 of this proxy statement/prospectus for a description of the beneficial ownership of Notes Live’s directors and officers.

Notes Live Support Agreements

Certain officers and directors Notes Live (solely in their respective capacities as Notes Live shareholders) are parties to voting and support agreements with Fresh Vine and Notes Live pursuant to which, among other things, each has agreed to vote all of his, her or its shares of Notes Live capital stock in favor of the approval of the merger and adoption of Merger Agreement. For a more detailed discussion of the voting and support agreements, see the section entitled “Agreements Related to the Merger — Voting and Support Agreements” beginning on page 103 of this proxy statement/prospectus.

Compensatory Warrants

Each of Notes Live’s officers and directors has been issued warrants exercisable to acquire shares of Notes Live common stock. Such warrants were awarded for compensatory purposes. At the effective time of the merger, each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio set forth in the Merger Agreement.

Management Following the Merger; No Severance Payments

As described in the section entitled “Management Following the Merger” beginning on page 184 of this proxy statement/prospectus, certain members of the Notes Live board of directors and Notes Live executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger.

The Employment Agreement between Mr. Roth and Notes Live provides that he is entitled to severance payments if his employment is terminated under certain circumstances with three months prior to, or two years following a “Change in Control” of Notes Live. However, the merger transaction will not constitute a “Change of Control” of Notes Live as that term is used in the employment agreement. None of the Notes Live officers or directors will receive any bonus, or other compensation that becomes payable as a result of the merger; instead, each officer and director of Notes Live whose employment or engagement continues after the merger is expected to continue to be compensated in accordance with their current employment terms.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the effective time through the sixth anniversary of the date on which the effective time occurs, each of Fresh Vine and the surviving corporation is required to indemnify and hold harmless each person who is or has served as a director or officer of Fresh Vine or Notes Live against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Fresh Vine or of the Company, whether asserted or claimed prior to, at or after the effective time, in each case, to the fullest extent permitted under the applicable law. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

Pursuant to the Merger Agreement, the provisions of the Fresh Vine Articles of Incorporation and the Fresh Vine Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Fresh Vine will not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of Fresh Vine, unless such modification is required by applicable law. The Notes Live Articles of Incorporation and Notes Live bylaws, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers than those that are presently set forth in the Fresh Vine Articles of Incorporation and Fresh Vine Bylaws.

The Merger Agreement also provides that Fresh Vine shall maintain directors’ and officers’ liability insurance policies commencing at the closing of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Fresh Vine.

Form of the Merger

The Merger Agreement provides that at the effective time, Merger Sub will be merged with and into Notes Live, with Notes Live surviving as a wholly-owned subsidiary of Fresh Vine.

After completion of the merger, Fresh Vine will change its corporate name from “Fresh Vine Wine, Inc.” to “Notes Live Holding Corp.” as contemplated by the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Colorado or at such later time as is agreed by Fresh Vine and Notes Live and specified in the certificate of merger. Neither Fresh Vine nor Notes Live can predict the exact timing of the consummation of the merger.

Merger Consideration and Exchange Ratio

Merger Consideration

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Notes Live capital stock (excluding shares of Notes Live capital stock held by holders of Notes Live capital stock who have exercised and perfected appraisal rights or dissenters’ rights) will be automatically converted solely into the right to receive a number of shares of Fresh Vine common stock equal to the exchange ratio described in more detail below. In addition, (i) each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and (ii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

No fractional shares of Fresh Vine common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Fresh Vine common stock resulting from the conversion of Notes Live capital stock in the merger, and any Fresh Vine warrants or convertible promissory notes issuable in the merger to holders of Notes Live warrants or convertible promissory notes, shall be rounded up to the nearest whole number of shares, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing Fresh Vine and Notes Live stockholders a percentage of the combined company in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in the Notes Live Financing; and

•        the Fresh Vine Valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but excluding a $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the merger transaction (the “Fresh Vine Equity Investment”)).

As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the exchange ratio in the merger being as near to one as reasonably practicable.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

Procedures for Exchanging Notes Live Stock Certificates

The Merger Agreement provides that, at the effective time, Fresh Vine will deposit with an exchange agent acceptable to Fresh Vine and Notes Live evidence of book-entry shares representing the shares of Fresh Vine common stock issuable to Notes Live stockholders.

The Merger Agreement provides that, promptly after the effective time, the exchange agent will mail to each record holder of Notes Live capital stock immediately prior to the effective time a letter of transmittal and instructions for surrendering and exchanging Notes Live stock certificates or transfer of book-entry shares held by such record holder in exchange for book-entry shares of Fresh Vine common stock. Upon surrender of a Notes Live stock certificate or transfer of book-entry shares for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Fresh Vine may reasonably require, the Notes Live stock certificate or book-entry share surrendered will be cancelled and the holder of such Notes Live stock certificate or book-entry share will be entitled to receive book-entry shares representing the number of whole shares of Fresh Vine common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement.

From and after the effective time, until it is surrendered, each certificate or book-entry share that previously evidenced shares of Notes Live capital stock will be deemed to represent only the right to receive shares of Fresh Vine common stock.

If any Notes Live stock certificate has been lost, stolen or destroyed, Fresh Vine may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Fresh Vine common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and, at Fresh Vine’s discretion, may also require such owner to indemnify Fresh Vine against any claim suffered by Fresh Vine related to the lost, stolen or destroyed certificate or any Fresh Vine common stock issued in exchange thereof as Fresh Vine may reasonably request.

Fresh Vine will not pay dividends or other distributions on any shares of Fresh Vine common stock to be issued in exchange for shares of Notes Live capital stock represented by any unsurrendered Notes Live stock certificate or book-entry share until such Notes Live stock certificate is surrendered, or book-entry share transferred, as provided in the Merger Agreement.

Impact on Current Fresh Vine Securityholders

Holders of Fresh Vine common stock will continue to own and hold their existing shares of Fresh Vine common stock. Holders of Fresh Vine Preferred Stock have agreed to convert such shares into Fresh Vine common stock upon the closing of the merger, subject to Fresh Vine stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificates of Designation of the Fresh Vine Preferred Stock. Each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the merger will remain outstanding in accordance with its terms and such options and warrants, subject to the proposed reverse stock split described in this proxy statement/prospectus, will be unaffected by the merger.

Regulatory Approvals

In the U.S., Fresh Vine must comply with applicable federal and state securities laws and the rules and regulations of the NYSE American in connection with the issuance of shares of Fresh Vine common stock and the filing of this proxy statement/prospectus with the SEC.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. Depending on the value the shares of Fresh Vine common stock that will comprise the merger consideration during the applicable measurement period, the merger may become subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the parties’ respective Notification and Report Forms with the Antitrust Division and the FTC, unless early termination is granted. Under the Merger Agreement, Fresh Vine and Notes Live have agreed to prepare and file such Notification and Report Forms promptly following any determination that such Notification and Report Forms are required to be filed under the HSR Act, and Notes Live has agreement to pay the filing fees associated with any such filing.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to Notes Live U.S. holders (as defined below), but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Notes Live U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Notes Live U.S. holder. Notes Live has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the merger.

This discussion is limited to Notes Live U.S. holders that hold Notes Live capital stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Notes Live U.S. holder’s particular circumstances, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Notes Live U.S. holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        U.S. holders whose functional currency is not the U.S. dollar;

•        persons holding Notes Live capital stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies and other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell Notes Live capital stock under the constructive sale provisions of the Code;

•        persons who hold or received Notes Live capital stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Notes Live capital stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Notes Live capital stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Notes Live capital stock are acquired or disposed of other than in exchange for shares of Fresh Vine common stock in the merger, (b) the tax consequences to holders of convertible notes or warrants of Notes Live, or (c) the tax consequences of the ownership of shares of Fresh Vine common stock following the merger.

IT IS RECOMMENDED THAT HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “Notes Live U.S. holder” is a beneficial owner of Notes Live capital stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Characterization of the Merger

In the opinion of Dykema Gossett, PLLC and Taft Stettinius & Hollister LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the material U.S. federal income tax consequences of the merger to Notes Live U.S. holders are as described below under the heading “— Tax Treatment of Notes Live U.S. Holders in the Merger.” These opinions are based on facts and representations contained in representation letters provided to Dykema Gossett, PLLC and Taft Stettinius & Hollister LLP by Fresh Vine, Merger Sub and Notes Live and certain assumptions, including that the merger is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The accuracy of such facts, representations and assumptions, could affect the conclusions set forth in such opinions. The opinions will not be binding on the IRS or the courts.

If the merger does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (including if the IRS successfully challenges the qualification of the merger as such), then each Notes Live U.S. holder generally would recognize gain or loss on the exchange of Notes Live capital stock for Fresh Vine common stock in the merger equal to the difference between (x) the fair market value of the shares of Fresh Vine common stock received in exchange for the Notes Live capital stock and (y) such Notes Live U.S. holder’s adjusted tax basis in the shares of Notes Live capital stock surrendered. The remainder of this discussion assumes that the merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code in accordance with the opinions referred to above.

Tax Treatment of Notes Live U.S. Holders in the Merger

The material U.S. federal income tax consequences to a U.S. holder of Notes Live capital stock as a result of the merger will be as follows: (i) a Notes Live U.S. holder generally will not recognize gain or loss upon the exchange of the holder’s Notes Live capital stock for Fresh Vine common stock, (ii) a Notes Live U.S. holder generally will obtain an aggregate adjusted tax basis in the Fresh Vine common stock the holder receives in the merger equal to the holder’s adjusted tax basis in the Notes Live capital stock exchanged therefor, and (iii) the holding period of the shares of Fresh Vine common stock received by a Notes Live U.S. holder in the merger will include the holding period of the shares of Notes Live capital stock surrendered in exchange therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Notes Live capital stock surrendered to the shares of Fresh Vine common stock received. Notes Live U.S. holders of shares of Notes Live capital stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Reporting Requirements

Each Notes Live U.S. holder who receives shares of Fresh Vine common stock in the merger is required to retain permanent records pertaining to the merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and the fair market value of the Notes Live capital stock exchanged and the amount of Fresh Vine common stock and cash received in exchange therefor, if any. Notes Live U.S. holders who owned immediately before the merger at least one percent (by vote or value) of the total outstanding stock of Notes Live are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the Notes Live U.S. holder’s tax basis in such holder’s Notes Live capital stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Notes Live and Fresh Vine. Notes Live U.S. holders are urged to consult with their tax advisors to comply with these rules.

Backup Withholding and Information Reporting

A Notes Live U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding on any payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Notes Live stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the merger to you.

NYSE American Listing

Fresh Vine common stock currently is listed on the NYSE American under the symbol “VINE.” Fresh Vine has agreed to use commercially reasonable efforts to (i) to maintain its existing listing on NYSE American and to obtain approval of its continued listing on NYSE American immediately following the effective time of the merger; (ii) to the extent required by the rules and regulations of NYSE American, to prepare and submit to NYSE American a supplemental listing application for the listing of the shares of Fresh Vine common stock to be issued in connection with the merger; and (c) to the extent required by the NYSE American Company Guide, to file an initial listing application for the Fresh Vine common stock on NYSE American and to cause such application to be approved.

In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties prior to the closing of the merger of various conditions, including that the approval of the listing on the NYSE American of the shares of Fresh Vine common stock to be issued in connection with the merger and, if applicable, approval of the NYSE initial listing application, shall have been obtained and the shares of Fresh Vine Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE American.

Fresh Vine intends to file an initial listing application with the NYSE American pursuant to NYSE American’s “reverse merger” rules. If such application is accepted, Fresh Vine anticipates that the shares of Fresh Vine common stock will be listed on the NYSE American following the closing of the merger under the trading symbol “VENU.” In order to meet the requirements for listing on the NYSE American, the post-merger combined company will be required to satisfy NYSE American’s initial listing requirements, including the financial and liquidity requirements for the NYSE American upon which the post-merger combined company’s shares will trade following the merger.

Anticipated Accounting Treatment

The merger is expected to be accounted for as a reverse recapitalization under U.S. GAAP. For financial reporting purposes, Notes Live has been determined to be the accounting acquirer based upon the terms of the merger including: (i) Notes Live stockholders are expected to own approximately in excess of 95% of the combined company (based on the relative valuations of Fresh Vine and Notes Live at the time of the signing of the Merger Agreement, which is subject to adjustment), (ii) directors designated by Notes Live will hold all board seats of the combined company and (iii) Notes Live management will hold all key positions in the management of the combined company. Accordingly, the merger is expected to be treated as the equivalent of Notes Live issuing stock to acquire the net assets of Fresh Vine. As a result of the merger, the net assets of Fresh Vine will be recorded at their acquisition-date fair value in the consolidated financial statements of Notes Live and the reported operating results prior to the merger will be those of Notes Live. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 199 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

If the merger is completed, Notes Live shareholders who do not vote to approve the merger are entitled to appraisal rights under Article 113 of the Colorado Business Corporation Act (the “CBCA”), or Article 113, provided that they comply with the conditions established by Article 113. Holders of Fresh Vine capital stock are not entitled to dissenters rights under Nevada law in connection with the merger.

Under the CBCA, any holder of shares of Notes Live stock who does not wish to accept the merger with Fresh Vine has the right to dissent and to seek an appraisal of, and to be paid the fair value for, his, her shares or its shares of Notes Live common stock, as determined by an appraiser, and provided that the holder fully complies with all applicable provisions of Article 113, Title 7, of the CBCA. A copy of Article 113 of the CBCA has been attached hereto as Annex H.

Ensuring that appraisal rights are properly perfected can be complicated. The procedural rules are specific and must be followed precisely to be perfected. Failure to comply with the procedure may cause a termination of the appraisal rights. The following information is intended as a brief summary of the material provisions of the statutory procedures shareholders must follow to perfect their appraisal rights, and is qualified in its entirety by reference to Article 113 of the CBCA.

The shareholders of Notes Live are entitled to vote on the proposed merger with Fresh Vine and, if they choose to dissent, have a right to receive “fair value” for their shares under Colorado law, with “fair value” being from the value of the corporation’s shares immediately prior to the effectuation of the corporate action to which the shareholder objects, using customary and currant valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and generally discounting for lack of marketability or minority status. A shareholder of Notes Live that wishes to assert its dissenters’ rights must deliver to Notes Live, before the vote is taken, written notice of the shareholder’s intention to demand payment for the shareholder’s shares if the proposed corporate action is approved by the required votes (and is not later abandoned or terminated), and must not vote (or cause or permit its shares to be voted) in favor of the proposed merger. A shareholder who does not satisfy these requirements is not entitled to demand payment for the shareholder’s shares under the CBCA.

If the merger is approved, Notes Live will give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares of stock no later than ten days after the effective date of the corporate action creating dissenters’ rights. The written dissenters’ notice must include certain information designated by the CBCA, including that a form that must (i) specify the first date of any announcement to shareholders, made before the date the corporate action became effective, of the principal terms of the proposed corporate action; (ii) if the announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; (iii) require the shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction (iv) state where the form must be sent, where certificates for certificated shares must be deposited, and the date by which those certificates must be deposited; (v) state a date by which the corporation must receive the form, which date must not be fewer than forty nor more than sixty days after the date the appraisal notice and form are required to be sent and state that the shareholder waives the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date; (vi) state the corporation’s estimate of the fair value of the shares; (vii) state that, if requested in writing, the corporation will provide to the shareholder so requesting, a statement of the number of shareholders that return the forms by the specified date and the total number of shares owned by them; (viii) state the date by which the notice to withdraw under section 7-113-204 must be received; and (ix) be accompanied by a copy of the article of Colorado law governing dissenters’ rights.

A shareholder of Notes Live that wishes to assert its dissenters’ rights must deliver a payment demand to Notes Live and, in the case of certificated shares, must deposit the shareholder’s certificates. In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of the shares acquired beneficial ownership of the shares before the first date of any announcement to shareholders, made before the date the corporate action became effective, of the principal terms of the proposed corporate action. A shareholder who has validly exercised its appraisal rights may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice. Notes Live will pay, at the address shown on Notes Live’s current record of shareholders, the amount Notes Live estimates to be the fair value of the dissenter’s shares, plus accrued interest. Notes Live will, within 30 days, provide with the payment a copy of Notes Live’s balance sheet as of the end of the most recent fiscal year and a statement of Notes Live’s estimate of the fair value of the shares, an explanation of how interest was calculated and a statement of the dissenters’ right to demand additional payment if the dissenter believes the amount paid is less than the fair value of the shares.

In general, a shareholder that is paid and is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate, plus interest, less any payment made. The dissenter waives the right to demand payment unless such dissenter provides Notes Live notice within 30 days after Notes Live offered payment for the dissenter’s shares. If a demand for payment by a dissenting shareholder remains unresolved, Notes Live would commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest and make all shareholders whose demands are unresolved parties to the proceeding. Generally, a shareholder made a party to the proceeding is entitled to judgment only for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation for the shares. The court in an appraisal proceeding commenced under will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess the costs against the corporation; except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds the shareholders acted arbitrarily, vexatiously, or not in good faith with respect to exercising their appraisal rights.

If you elect to exercise your right to dissent, you should send the notice of election to the Secretary of the Notes Live at: 1755 Telstar Dr., #501, Colorado Springs, CO 80920; telephone: (719) 895-5483. A shareholder who votes against the merger but does not otherwise provide notice of its election to dissent does not satisfy the notice requirement under the CBCA.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copies of the Merger Agreement attached as Annex to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Fresh Vine, Notes Live or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Fresh Vine and Merger Sub, on the one hand, and Notes Live, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Fresh Vine and Notes Live do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Fresh Vine and Notes Live because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Fresh Vine, Merger Sub and Notes Live and are modified by the disclosure schedules.

Structure

Merger Sub was formed as a wholly-owned subsidiary of Fresh Vine for the sole purpose of completing the merger transaction. Under the Merger Agreement at the effective time, Merger Sub will merge with and into Notes Live, with Notes Live surviving as the wholly-owned subsidiary of Fresh Vine.

Completion and Effectiveness of the Merger

The consummation of the merger will take place as promptly as practicable, but in no event later than the second business day after all of the conditions to completion of the merger are satisfied or waived, including certain approvals by the stockholders of Fresh Vine and the shareholders of Notes Live. Fresh Vine and Notes Live are working to complete the merger and expect that the merger will be completed in the second quarter of 2024, after the Fresh Vine special meeting of stockholders. However, Fresh Vine and Notes Live cannot predict the completion of the merger or the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Notes Live capital stock (excluding shares of Notes Live capital stock held by Fresh Vine and such shares held by holders of Notes Live capital stock who have exercised and perfected appraisal rights or dissenters’ rights) will be automatically converted solely into the right to receive a number of shares of Fresh Vine common stock equal to the exchange ratio described in more detail below. In addition, (i) each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio, and (ii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio.

No fractional shares of Fresh Vine common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Fresh Vine common stock resulting from the conversion of Notes Live capital stock in the merger, and any Fresh Vine warrants or convertible promissory notes issuable in the merger to holders of Notes Live warrants or convertible promissory notes, shall be rounded down to the nearest whole number of shares, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing Fresh Vine and Notes Live stockholders a percentage of the combined company in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in the Notes Live Financing; and

•        the Fresh Vine Valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but excluding a $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the merger transaction (the “Fresh Vine Equity Investment”)).

As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the exchange ratio in the merger being as near to one as reasonably practicable.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

The exchange ratio formula is the quotient obtained by dividing the number of Notes Live Merger Shares (defined below) by the Notes Live outstanding shares (defined below), in which:

•        “Aggregate Valuation” means the sum of (i) the Notes Live Valuation, plus (ii) the Fresh Vine Valuation.

•        “Fresh Vine Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Fresh Vine Valuation by (ii) the Aggregate Valuation.

•        “Fresh Vine Valuation” means $18,000,000, plus the amount of any Net Cash Surplus.

•        “Fresh Vine Outstanding Shares” means the total number of shares of Fresh Vine common stock outstanding immediately prior to the effective time of the merger (which shall include shares of Fresh Vine common stock issued upon conversion of the Fresh Vine Preferred Stock) expressed on a diluted basis assuming only the issuance of shares of Fresh Vine common stock issuable upon the exercise of warrants, if any, issued following the date of the Merger Agreement and prior to the effective time of the merger that are outstanding as of immediately prior to such effective time and have an exercise price equal to or less than $0.50 per share (as adjusted to reflect any stock splits, stock dividends, recapitalizations, combinations, reorganizations or other similar transactions affecting the Fresh Vine capital stock, including without limitation the reverse stock split).

•        “Net Cash” means cash, cash equivalent assets or other liquid assets of Fresh Vine, excluding the effects of any payments or liabilities (including attorneys’ fees) in respect of holders of Notes Live capital stock who have exercised and perfected appraisal rights or dissenters’ rights in connection with the merger.

•        “Net Cash Surplus” means the amount by which the Net Cash exceeds the Net Cash Target, if any.

•        “Net Cash Target” means an aggregate of $3,500,000 in cash, cash equivalent assets or other liquid assets of Fresh Vine; provided that the Net Cash Target shall be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live (or any subsidiary thereof) made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or an affiliate of Fresh Vine from December 1, 2023 through the effective date (but exclusive of the Fresh Vine Equity Investment).

•        “Notes Live Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Note Live Valuation by (ii) the Aggregate Valuation.

•        “Notes Live Merger Shares” means the product determined by multiplying (i) the Post-Closing Fresh Vine Shares by (ii) the Notes Live Allocation Percentage.

•        “Notes Live Valuation” means $350,875,464 plus an amount equal to the aggregate gross proceeds that Notes Live actually receives in the Notes Live Financing prior to the effective time, but excluding the proceeds from the Fresh Vine Equity Investment.

•        “Post-Closing Fresh Vine Shares” means the total number of shares of Fresh Vine common stock to be issued and outstanding immediately following the closing of the merger, being comprised of (a) the Fresh Vine Outstanding Shares at such closing (after giving effect to the conversion of the Fresh Vine Preferred Stock and the reverse stock split), and (b) the number of shares of Fresh Vine common stock to be issued in the merger to the holders of Notes Live capital stock, such that (i) the Fresh Vine Outstanding Shares represent a percentage of the Post-Closing Fresh Vine Shares equal to the Fresh Vine Allocation Percentage; (b) the shares of Fresh Vine common stock to be issued in the merger to the holders of Notes Live capital stock represent a percentage of the Post-Closing Fresh Vine Shares equal to the Company Allocation Percentage; and (c) the exchange ratio is as near to one (1) as reasonable practicable.

Treatment of Fresh Vine Preferred Stock, Equity Awards and Warrants

Fresh Vine Preferred Stock

Holders of Fresh Vine Preferred Stock have agreed to convert such shares into Fresh Vine common stock upon the closing of the merger, subject to Fresh Vine stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificates of Designation of the Fresh Vine Preferred Stock.

Fresh Vine Stock Options

All outstanding and unexercised Fresh Vine options granted pursuant to or outside of the Fresh Vine, Inc. 2021 Equity Incentive Plan will remain in effect pursuant to their terms and will be unaffected by the merger. The number of shares Fresh Vine common stock underlying such options and the exercise prices for such Fresh Vine options will be appropriately adjusted to reflect the proposed reverse stock split, if approved.

Fresh Vine Warrants

All outstanding and unexercised warrants to purchase Fresh Vine common stock, or Fresh Vine warrants, immediately prior to the effective time will remain in effect pursuant to their terms and will be unaffected by the merger. The number of shares Fresh Vine common stock underlying such Fresh Vine warrants and the exercise prices for such Fresh Vine warrants will be appropriately adjusted to reflect the proposed reverse stock split, if approved.

Treatment of Notes Live Warrants

At the effective time of the merger, each outstanding warrant to purchase shares of Notes Live capital stock will be exchanged (or otherwise amended) for a warrant to purchase shares of Fresh Vine common stock, with necessary adjustments to reflect the exchange ratio.

Treatment of Notes Live Convertible Note

At the effective time of the merger, any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the exchange ratio. None of these exist for Notes Live.

Directors and Officers of Fresh Vine Following the Merger

Pursuant to the terms of the Merger Agreement, effective upon the effective time, all then-current Fresh Vine directors and officers will resign, and Fresh Vine and Notes Live will use commercially reasonable efforts and take all necessary action so that the persons designated by Notes Live are elected or appointed, as applicable, to the positions of officers or directors of Fresh Vine, to serve in such positions effective as of the effective time. Effective as of the effective time, the Fresh Vine board of directors is expected to be comprised of seven directors. It is anticipated that Notes Live’s director designees will be JW Roth, Heather Atkinson, Steve Cominskey, Matt Craddock, Chad Hennings, David Lavigne and Mitchell Roth. It is anticipated that Fresh Vine’s executive officers upon the closing of the merger will be JW Roth (Chief Executive Officer),Robert Mudd (President and Chief Operating Officer) and Heather Atkinson (Chief Financial Officer and Secretary).

Amendments to the Fresh Vine Articles of Incorporation

Stockholders of record of Fresh Vine capital stock on the record date for the Fresh Vine special meeting will be asked to approve Proposal Nos. 2 and 3, which include amendments to the Fresh Vine Articles of Incorporation to (i) change the Fresh Vine corporate name to “Notes Live Holding Corp.”, and (ii) to effect the proposed reverse stock split in connection with consummation of the merger and, if and when the reverse stock split is effected, establish the number of authorized shares of Fresh Vine common stock at 150,000,000. These amendments to the Fresh Vine Articles of Incorporation require the affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date.

Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the merger. Each party’s obligation to effect the merger and otherwise consummate the other transactions contemplated by the Merger Agreement at the closing of the merger, is subject to the satisfaction or, the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing of the merger, of various conditions, which include the following:

•        the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding (or any proceeding threatened by the SEC) seeking a stop order with respect to such registration statement that has not been withdrawn;

•        no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Merger Agreement shall have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the transactions contemplated by the Merger Agreement illegal;

•        Fresh Vine shall have obtained the “required Fresh Vine stockholder vote,” whereby the affirmative vote of (a) a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock (voting together with the Fresh Vine common stock as provided in the Certificate of Designation of Preferences, Rights and Limitations of the Fresh Vine Preferred Stock) entitled to vote thereon must have approved (i) the amendment to the Fresh Vine Articles of Incorporation to change the corporate name of Fresh Vine to “Notes Live Holding Corp.,” (ii) the amendment to the Fresh Vine Articles of Incorporation to effect the proposed reverse stock split and, if and when the reverse stock split is effected, establish the number of authorized shares of Fresh Vine common stock at 150,00,000, and (iii) the liquidation, spinning-out, distribution, or other disposition of the Fresh Vine legacy assets or discontinuance of the Fresh Vine legacy business; (b) a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock (voting together with the Fresh Vine common stock as provided in the Certificates of Designation of Preferences, Rights and Limitations of the Fresh Vine Preferred Stock) entitled to vote thereon and present in person or represented by proxy at the Fresh Vine special meeting must have approved the issuance of the Fresh Vine common stock comprising the merger consideration to the holders of Notes Live capital stock and the change of control of Fresh Vine resulting from the merger pursuant to the NYSE American rules; (c) a majority of the voting power of all shares of Fresh Vine common stock and Series B Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting must have approved, upon conversion or exchange of Series A Convertible Preferred Stock, the issuance of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of

Preferences, Rights and Limitations of the Series A Convertible Preferred Stock (noting that the holders of Series A Convertible Preferred Stock are not entitled to vote their shares of Series A Convertible Preferred Stock on the proposal to approve the issuance of shares of Fresh Vine common stock in excess of such “Exchange Share Cap” and “Individual Holder Share Cap”, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of such proposal); and (d) a majority of the voting power of all shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting must have approved, upon conversion or exchange of Series B Convertible Preferred Stock, the issuance of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of Preferences, Rights and Limitations of the Series B Convertible Preferred Stock (noting that the holders of Series B Convertible Preferred Stock are not entitled to vote their shares of Series B Convertible Preferred Stock on the proposal to approve the issuance of shares of Fresh Vine common stock in excess of such “Exchange Share Cap” and “Individual Holder Share Cap”, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of Series B Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of such proposal);

•        Notes Live shall have obtained the “required Notes live shareholder vote,” whereby the affirmative vote of the holders of majority of the shares of Notes Live capital stock entitled to vote thereon must have adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement; and

•        the approval of the listing of the shares of Fresh Vine common stock comprising the merger consideration must have been approved for listing on the NYSE American and, if applicable, approval of an NYSE American initial listing application must have been obtained and the shares of Fresh Vine common stock to be issued in the merger shall have been approved for listing (subject to official notice of issuance) on the NYSE American under the ticker symbol “VENU”; and

•        If applicable, all required filings under the HSR Act shall have been completed and any waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated.

In addition, the obligation of Fresh Vine and Merger Sub to effect the merger and otherwise consummate the other transactions contemplated by the Merger Agreement at the closing of the merger is further subject to the satisfaction or written waiver by Fresh Vine of the following conditions:

•        The representations and warranties of Notes Live in the Merger Agreement regarding certain matters related to due organization and qualification, organizational documents, authority, vote required and financial advisors must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the closing date, representations and warranties of Notes Live in the Merger Agreement regarding the capitalization of Notes Live must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects on and as of the closing date (except for de minimis inaccuracies in the case of capitalization), and the remaining representations and warranties of Notes Live in the Merger Agreement must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the closing date except where the failure to be true and correct would not have a Notes Live material adverse effect (as defined below)(in all cases, except to the extent such representations and warranties are specifically made as of a particular date, in which case they speak only as of such date);

•        Notes Live shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time;

•        Fresh Vine shall have received a certificate executed by the Chief Executive Officer of Notes Live certifying that certain closing conditions have been duly satisfied and that the information set forth in an allocation certificate delivered by Notes Live is true and accurate in all respects as of the closing date;

•        Fresh Vine shall have received a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Fresh Vine;

•        since the date of the Merger Agreement, there shall not have occurred any Notes Live material adverse effect, which means any effect, change, event, circumstance, or development that has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Notes Live or its subsidiaries, taken as a whole, subject to exceptions set forth in the Merger Agreement;

•        Notes Live must have caused the agreement(s) between Notes Live and all Notes Live shareholders who, as of the date of the Merger Agreement, were subject to any contractual limitations and restrictions related to the amount and timing by which they may sell, transfer or otherwise dispose of their Notes Live common stock (“leak-out restrictions”), or who became subject to leak-out restrictions between the date of the Merger Agreement and the closing date, to have been amended to cause the leak-out restrictions to apply to, or otherwise to Notes Live’s satisfaction such leak-out restrictions must be deemed binding upon, the shares of Fresh Vine common stock to be issued in the merger to the Notes Live shareholders; and

•        the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement must be in full force and effect.

In addition, the obligation of Notes Live to effect the merger and otherwise consummate the transactions to be consummated at the closing of the merger is further subject to the satisfaction or written waiver by Notes Live of the following conditions:

•        The representations and warranties of Fresh Vine and Merger Sub in the Merger Agreement regarding certain matters related to due organization and qualification, organizational documents, authority, vote required and financial advisors must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the closing date, representations and warranties of Fresh Vine and Merger Sub in the Merger Agreement regarding the capitalization of Fresh Vine must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects on and as of the closing date (except for de minimis inaccuracies in the case of capitalization), and the remaining representations and warranties of Fresh Vine and Merger Sub in the Merger Agreement must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the closing date except where the failure to be true and correct would not have a Fresh Vine material adverse effect (as defined below)(in all cases, except to the extent such representations and warranties are specifically made as of a particular date, in which case they speak only as of such date);

•        Fresh Vine and Merger Sub shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by them under the Merger Agreement at or prior to the effective time;

•        Notes Live shall have received a certificate executed by an executive officer of Fresh Vine confirming that certain closing conditions have been duly satisfied;

•        Notes Live shall have received written resignations in forms satisfactory to Notes Live, dated as of the closing date and effective as of the closing, executed by all of the officers and directors of Fresh Vine;

•        since the date of the Merger Agreement, there shall not have occurred any Fresh Vine material adverse effect, which means any effect, change, event, circumstance, or development that has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Fresh Vine or its subsidiaries, taken as a whole, subject to exceptions set forth in the Merger Agreement;

•        at the effective time (i) the amount of cash, cash equivalent assets or other liquid assets of Fresh Vine must exceed the Net Cash Target, and (ii) Fresh Vine must have no liabilities on its balance sheet or unpaid or unsatisfied obligations that will require a cash expenditure by Fresh Vine after the effective time. For such purposes, the “Net Cash Target” means an aggregate of $3.5 million; provided the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date (but excluding a $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the merger transaction (the “Fresh Vine Equity Investment”)). No later than three days prior to the effective time, Fresh Vine is required to provide Notes Live with evidence that Fresh Vine will achieve the Net Cash Target and its calculation of the Net Cash Surplus, which is the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the effective time exceeds the Net Cash Target, if any;

•        On or before the closing, Fresh Vine shall have effected a liquidation, spin out, distribution, or otherwise disposition of the Fresh Vine legacy assets and, in connection therewith, shall have caused any and all known obligations or liabilities associated with the assets or conduct of the Fresh Vine legacy business operations to be satisfied, or discontinued the Fresh Vine legacy business, in a manner reasonably acceptable to Notes Live;

•        No holders of Notes Live common stock outstanding immediately prior to the effective time shall have validly exercised or remain entitled to exercise appraisal rights for such Notes Live common stock; and

•        in the sole discretion of Notes Live, Notes Live must have caused the agreement(s) between Notes Live and all Notes Live shareholders who, as of the date of the Merger Agreement, were subject to leak-out restrictions with respect to their Notes Live common stock, or who became subject to leak-out restrictions between the date of the Merger Agreement and the closing date, to have been amended to cause the leak-out restrictions to apply to, or otherwise to Notes Live’s satisfaction such leak-out restrictions must be deemed binding upon, the shares of Fresh Vine common stock to be issued in the merger to the Notes Live shareholders.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Fresh Vine and Notes Live for a transaction of this type relating to, among other things:

•        corporate organization and power, and similar corporate matters;

•        organizational documents;

•        authority to enter into the Merger Agreement and the related agreements, and the binding nature thereof;

•        votes required for completion of the merger and approval of the proposals that will come before the Fresh Vine special meeting and that will be the subject of the Notes Live shareholder vote;

•        except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the merger would not contravene the organizational documents, certain laws, governmental authorization or certain contracts of the parties, or result in any encumbrance on the parties’ assets or require the consent of any third party;

•        capitalization;

•        financial statements and with respect to Fresh Vine, documents filed with the SEC and the accuracy of information contained in those documents;

•        material changes or events;

•        liabilities;

•        Real property and title to assets;

•        intellectual property;

•        the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such material contracts;

•        regulatory compliance, permits and restrictions;

•        legal proceedings and orders;

•        tax matters;

•        Labor and employment matters;

•        employee benefit plans;

•        environmental matters;

•        insurance;

•        any brokerage or finder’s fee or other fee or commission in connection with the merger;

•        certain transactions or relationships with affiliates; and

•        with respect to Fresh Vine, the valid issuance in the merger of Fresh Vine common stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Fresh Vine and Notes Live to complete the merger.

No Solicitation

Except as expressly permitted by the Merger Agreement, each of Fresh Vine and Notes Live agreed that during the pre-closing period, except as described below, Fresh Vine and Notes Live will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•        solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•        furnish any non-public information regarding the party to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•        engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•        approve, endorse or recommend any acquisition proposal;

•        execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction (other than a confidentiality agreement permitted under the Merger Agreement); or

•        publicly propose to do any of the above.

The Merger Agreement also provides that each of Fresh Vine and Notes Live will immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person that relate to any acquisition proposal or acquisition inquiry as of the date of the Merger Agreement and request the destruction or return of any non-public information of Fresh Vine and Notes Live provided to such person.

An “acquisition inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted Notes Live, on the one hand, or Fresh Vine, on the other hand, to the other party) that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Notes Live or any of its affiliates, on the one hand, or by or on behalf of Fresh Vine or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any acquisition transaction with such party

An “acquisition transaction” means any transaction or series of related transactions involving

•        any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•        any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole, other than the sale, divestiture and/or winding down of the Fresh Vine legacy business or the sale, license or other disposition of any or all of the Fresh Vine legacy assets by Fresh Vine.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of Fresh Vine or Notes Live required to consummate the merger, as applicable,

Fresh Vine may furnish non-public information regarding itself and its subsidiaries (if any) to, and enter into discussions or negotiations with, any person in response to a bona fide written unsolicited acquisition proposal by such person, which Fresh Vine’s board of directors determines in good faith, after consultation with Fresh Vine’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if:

•        neither Fresh Vine nor any directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries shall have breached the no solicitation provisions of the Merger Agreement in any material respect;

•        the board of directors of Fresh Vine concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable law;

•        at least two business days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such person, Fresh Vine gives Notes Live written notice of the identity of such person and of Fresh Vine’s intention to furnish nonpublic information to, or enter into discussions with, such person,

•        Fresh Vine receives from such person an executed confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the confidentiality agreement between Fresh Vine and Notes Live, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions; and

•        Fresh Vine furnishes such nonpublic information to Notes Live (to the extent such information has not been previously furnished by Fresh Vine to Notes Live) contemporaneously with providing such nonpublic information to such person. Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement

•        and (E) Fresh Vine furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Fresh Vine to the Company) contemporaneously with providing such nonpublic information to such person.

A “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and (b) is on terms and conditions that the Fresh Vine board of directors determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by Notes Live to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Fresh Vine’s stockholders than the terms of the transactions contemplated by the Merger Agreement and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

The Merger Agreement also provides that each party will promptly advise the other in writing of such acquisition proposal or acquisition inquiry (including the identity of the person making or submitting such acquisition proposal or acquisition inquiry (subject to any confidentiality restrictions that may be in place between the applicable party and such person as of the date of the Merger Agreement), and a copy of the acquisition proposal or acquisition inquiry, or if the acquisition proposal or acquisition inquiry is not written, a summary of the terms thereof). Each party shall keep the other party reasonably informed with respect to the status and terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Changes in Board Recommendation

As described above, and subject to the provisions described below, (i) the Fresh Vine board of directors recommends that Fresh Vine stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus and (ii) the Notes Live board of directors recommends that Notes Live shareholders vote in favor of the approval of the merger, the Merger Agreement, and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

Under the Merger Agreement, subject to certain exceptions described below, Fresh Vine agreed that the Fresh Vine board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as a Fresh Vine board of directors adverse recommendation change:

•        withdraw or modify (or publicly propose to withdraw or modify) Fresh Vine’s board of directors’ recommendation in favor of the proposals described in this proxy statement/prospectus in a manner adverse to Notes Live; or

•        adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any acquisition proposal

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Fresh Vine special meeting by the required Fresh Vine stockholder vote, if (i) Fresh Vine has received a bona fide written superior offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any acquisition proposal, acquisition inquiry or the consequences thereof or (B) the fact, in and of itself, that Fresh Vine meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that occurs or arises after the date of the Merger Agreement (a “Fresh Vine Intervening Event”), the Fresh Vine board of directors may make a Fresh Vine board of directors adverse recommendation change if, but only if

•        in the case of receipt of and on account of such superior offer, the Fresh Vine board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to withdraw or modify Fresh Vine’s board of directors’ recommendation would constitute a violation of the Fresh Vine board of director’s fiduciary duties under applicable law; provided that

•        Notes Live receives written notice from Fresh Vine confirming that the Fresh Vine board of directors has determined to change its recommendation during an applicable notice period, which is referred to as the notice period, which notice shall include a description in reasonable detail of the reasons for such Fresh Vine board of directors adverse recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential superior offer;

•        Notes Live shall be entitled to deliver to Fresh Vine one or more counterproposals to the acquisition proposal and Fresh Vine shall negotiate with Notes Live in good faith (to the extent Notes Live desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable acquisition proposal ceases to constitute a superior offer; and

•        in the event of any material amendment to any superior offer (including any revision in price or percentage of the combined company that Fresh Vine’s stockholders would receive as a result of such potential superior offer), Fresh Vine shall be required to provide Notes Live with notice of such material amendment and the notice period shall be extended, if applicable, to ensure that at least two business days remain in the notice period following such notification during which the parties shall comply again with the requirements in this provision and the Fresh Vine board of directors shall not make a Fresh Vine board of directors adverse recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions); or

•        in the case of a Fresh Vine Intervening Event, Fresh Vine promptly notifies Notes Live in writing, within the notice period before making a Fresh Vine board of directors adverse recommendation change, which notice shall state the material facts and circumstances related to the applicable Fresh Vine Intervening Event and that the Fresh Vine board of directors intends to make a Fresh Vine board of directors adverse recommendation change.

Meetings of Fresh Vine stockholders; Consent of Notes Live stockholders

Fresh Vine is obligated under the Merger Agreement to call, give notice of and hold the Fresh Vine special meeting for the purposes of considering the approval of the proposals that are the subject of the Fresh Vine stockholder vote. Notes Live is obligated under the Merger Agreement to prepare, with the cooperation of Fresh Vine, and cause to be mailed to Note’s Live’s shareholders an information statement, which shall include a copy of this proxy statement/prospectus and include a description of the appraisal rights of the shareholders of Notes Live available under the relevant provisions of the Colorado Business Corporation Act, and to obtain the approval by written consent from the holders of majority of Notes Live’s capital stock entitled to vote on the record date for such written consent for the adoption and approval of the Merger Agreement and the transactions contemplated thereby, or otherwise hold a meeting of its shareholders, for purposes of adopting and approving the Merger Agreement and the transactions contemplated thereby.

Covenants; Conduct of Business Pending the Merger

Except as expressly permitted by the Merger Agreement or any exhibit, certificate, document, instrument or agreement executed in connection with the Merger Agreement and the transactions contemplated thereby, as set forth on a disclosure schedule delivered to Note Live, as required by applicable law, any action taken or not taken by Fresh Vine or Merger Sub in good faith to respond to changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or unless Notes Live shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination thereof and the effective time, or the pre-closing period, Fresh Vine will use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable laws and the requirements of certain material contracts.

Fresh Vine has also agreed that, except as expressly permitted by the Merger Agreement or any exhibit, certificate, document, instrument or agreement executed in connection with the Merger Agreement and the transactions contemplated thereby, as set forth on a disclosure schedule delivered to Note Live, as required by applicable law, any action taken or not taken by Fresh Vine or Merger Sub in good faith to respond to changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or unless Notes Live shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the pre-closing period, it will not do any of the following:

•        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (except for the accrual of dividends on the Fresh Vine Preferred Stock pursuant to the Certificate of Designation of Preferences, Rights and Limitations of the Fresh Vine Preferred Stock) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Fresh Vine common stock from terminated employees, directors or consultants of Fresh Vine);

•        except for issuing securities of Fresh Vine in connection with capital raising activities, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Fresh Vine common stock issued upon the valid exercise or settlement of outstanding Fresh Vine stock options or warrants, or upon the conversion or exercise of Fresh Vine Preferred Stock, as applicable), any option, warrant or right to acquire any capital stock or any other security, or any instrument convertible into or exchangeable for any capital stock or other security;

•        except as required to give effect to the transactions contemplated by the Merger Agreement, amend the organizational documents of Fresh Vine, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except, for the avoidance of doubt, the transactions contemplated under the Merger Agreement;

•        form any subsidiary or acquire any equity interest, or other interest in any other entity, or enter into any joint venture with any other entity, other than in connection with preparation for and engaging in a Fresh Vine legacy transaction;

•        lend money to any person, incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, or guarantee any debt securities of others;

•        other than in the ordinary course of business adopt, establish or enter into any Fresh Vine employee plan, cause or permit any Fresh Vine employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Fresh Vine employee plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, which increase would continue in effect after the closing, or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•        enter into any material transaction outside the ordinary course of business;

•        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•        make, change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•        enter into, amend or terminate certain material contracts; or

•        agree, resolve, or commit to do any of the foregoing.

Notwithstanding any provision in the Merger Agreement to the contrary (including the foregoing restrictions on the conduct of business during the pre-closing period), Fresh Vine will be permitted to engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (e.g., a royalty transaction) or winding down of the Fresh Vine legacy business, pursuant to a Fresh Vine legacy transaction.

Notes Live has agreed that, except as expressly contemplated by the Merger Agreement or any exhibit, certificate, document, instrument or agreement executed in connection with the Merger Agreement and the transactions contemplated thereby or as required by applicable law, or unless Fresh Vine shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Notes Live will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its and their respective businesses in the ordinary course of business and in material compliance with all applicable laws and the requirements of certain material contracts, and to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of Notes Live and its subsidiaries taken as a whole.

Notes Live has also agreed that, except as expressly contemplated by the Merger Agreement or any exhibit, certificate, document, instrument or agreement executed in connection with the Merger Agreement and the transactions contemplated thereby or as required by applicable law, or unless Fresh Vine shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the pre-closing period, it will not do any of the following:

•        amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents, except to increase its authorized capital to accommodate certain on-going capital raising transactions that may be conducted during the pre-closing period;

•        sell any assets of Notes Live or any subsidiary that would reasonably be expected to have a Notes Live material adverse effect;

•        declare, accrue, set aside, make or pay any dividend or make any other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity interests;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests;

•        except in the ordinary course of business, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Notes Live common stock issued upon the valid exercise or settlement of Notes Live warrants outstanding on the date of the Merger Agreement), any option, warrant or right to acquire any capital stock or any other security, or any instrument convertible into or exchangeable for any capital stock or other security;

•        (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any material assets or any entity or any division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, other than (1) intercompany indebtedness among Notes Live and its subsidiaries, (2) indebtedness that is incurred in the ordinary course of business (and, with respect to borrowed money indebtedness, is reasonably necessary to meet any current obligations of Notes Live and its subsidiaries) or (3) bridge financing, indebtedness, or similar line of credit in an aggregate amount not to exceed $20.0 million and incurred for the on-going development and construction of the Sunset Amphitheater located in Colorado Springs, Colorado; or (iii) merge, consolidate, combine or amalgamate with any Person;

•        (i) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former executive officer of the Company, (ii) enter into any new or materially amend any existing, employment, retention, bonus, change in control, severance, redundancy or termination agreement with any current or former executive officer of Notes Live whose base salary is in excess of $250,000, (iii) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former executive officer of Notes Live whose base salary is in excess of $250,000, (iv) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract or agreement with a labor union, trade union, works council, or other representative of executive officers of Notes Live; (v) hire any new executive officers of Notes Live whose base salary is in excess of $250,000; provided, however, that the actions described in clause (i) will be permissible to the extent made in the ordinary course of business (and not to exceed 10% of the base compensation with respect to any such executive officer);

•        adopt, amend and/or terminate any material plan except as may be required by applicable law, that is necessary in order to consummate the transactions contemplated by the Merger Agreement, or health and welfare plan renewals in the ordinary course of business;

•        materially amend (other than reasonable and usual amendments in the ordinary course of business), the accounting policies or procedures, other than as required by GAAP;

•        amend any material tax return, change any material method of tax accounting, make (inconsistent with past practice), change or rescind any material election relating to taxes (including, for the avoidance of doubt, any election that results in Notes Live or any subsidiary being treated as other than a partnership or a disregarded entity for U.S. federal income tax purposes), or settle or compromise any material U.S. federal, state, local or non-U.S. tax audit, assessment, tax claim or other controversy relating to taxes;

•        enter into, amend or terminate certain material contracts;

•        enter into any material transaction outside the ordinary course of business;

•        fail to maintain its leased real property, including the improvements located thereon or used in connection therewith, in substantially the same condition as of the date of the Merger Agreement, except where the failure to maintain such leased real property would not reasonably be expected to have a Notes Live material adverse effect;

•        fail to maintain the existence of, or use reasonable efforts to protect, Notes Live registered intellectual property to the extent that such action or inaction would reasonably be expected to have a Notes Live material adverse effect;

•        permit any item of Notes Live registered intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Notes Live registered intellectual property to the extent that such action or inaction would reasonably be expected to have a Notes Live material adverse effect;

•        waive, release, assign, settle or compromise any legal proceeding, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $500,000 individually or $1,000,000 in the aggregate;

•        take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations; or

•        agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of Fresh Vine and Notes Live has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•        make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the merger and the other transactions contemplated by the Merger Agreement;

•        use reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the merger and the other transactions contemplated by the Merger Agreement;

•        use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the merger and the other transactions contemplated by the Merger Agreement; and

•        use reasonable best efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, Fresh Vine and Notes Live have further agreed that Fresh Vine will use its commercially reasonable efforts to:

•        to maintain its existing listing on NYSE American and to obtain approval of its continued listing on NYSE American immediately following the effective time;

•        to the extent required by the rules and regulations of NYSE American, to prepare and submit to NYSE American a supplemental listing application for the listing of the Fresh Vine common stock to be issued in connection with the merger; and

•        to the extent required by the NYSE American Company Guide, to file an initial listing application for the Fresh Vine common stock on NYSE American and to cause such initial listing application to be approved.

Fresh Vine and Notes Live have agreed to use commercially reasonable efforts to coordinate with respect to compliance with NYSE American rules and regulations, including without limitation entering into one or more amendments to the Merger Agreement, or agreements to agreements contemplated by the Merger Agreement, to the extent that (i) such amendment(s) are necessary for transactions contemplated by the Merger Agreement to be structured in a manner that would allow Fresh Vine to maintain its existing listing on NYSE American pending the closing and/or result in the NYSE initial listing application to be approved by NYSE American, and (ii) the material commercial terms and business objectives of the parties remain intact in all material respects.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the effective time through the sixth anniversary of the date on which the effective time occurs, each of Fresh Vine and the surviving corporation will, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time, a director or officer of Fresh Vine or Notes Live, respectively, the indemnified parties, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified party is or was an indemnified party, whether asserted or claimed prior to, at or after the effective time, in each case, to the fullest extent permitted under applicable law.

Each indemnified party will also be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Fresh Vine and the surviving corporation, jointly and severally, upon receipt by Fresh Vine or the surviving corporation from the indemnified party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Fresh Vine, to the extent then required by applicable law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also provides that the provisions of the articles of incorporation and bylaws of Fresh Vine with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Fresh Vine that are presently set forth in the articles of incorporation and bylaws of Fresh Vine shall not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Fresh Vine, unless such modification is required by applicable law. The articles of incorporation and bylaws of the surviving corporation shall contain, and Fresh Vine shall cause the articles of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the articles of incorporation and bylaws of Fresh Vine.

From and after the effective time, (i) the surviving corporation shall fulfill and honor in all respects the obligations of Notes Live to its indemnified parties as of immediately prior to the effective time pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between Notes Live and such indemnified parties, with respect to claims arising out of matters occurring at or prior to the effective time and (ii) Fresh Vine shall fulfill and honor in all respects the obligations of Fresh Vine to its indemnified parties as of immediately prior to the closing pursuant to any indemnification provisions under Fresh Vine’s organizational documents and pursuant to any indemnification agreements between Fresh Vine and such indemnified parties, with respect to claims arising out of matters occurring at or prior to the effective time.

From and after the effective time, Fresh Vine will maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Fresh Vine. In addition, prior to the effective time,

Fresh Vine shall purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Fresh Vine’s existing directors’ and officers’ insurance policies with terms, conditions, and retentions that are no less favorable than the coverage provided under Fresh Vine’s existing policies as of the date of the Merger Agreement, with respect to claims arising out of or relating to events which occurred on or prior to the effective time (including in connection with the Merger Agreement and the transactions contemplated thereby).

Termination

The Merger Agreement may be terminated at any time prior to the effective time (whether before or after the required Notes Live stockholder vote and the required Fresh Vine stockholder vote have been obtained, unless otherwise specified below):

(a)     by mutual written consent of Fresh Vine and Notes Live;

(b)    by either Fresh Vine or Notes Live if the transactions contemplated by the Merger Agreement shall not have been consummated by July 31, 2024 (subject to possible extension as provided in the Merger Agreement), or the end date; provided, however, that this right to terminate the Merger Agreement shall not be available to any party whose action or failure to act has been a principal cause of the failure of the transactions contemplated by the Merger Agreement to occur on or before the end date and such action or failure to act constitutes a breach of the Merger Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the registration statement by the date which is 60 days prior to the end date, then either Notes Live or Fresh Vine shall be entitled to extend the end date to the date that is 60 days after the date that the SEC has declared effective the registration statement under the Securities Act, but in any event no more than 60 days after the original end date, by written notice to the other party;

(c)     by either Fresh Vine or Notes Live if a court of competent jurisdiction or governmental authority shall have issued a final and nonappealable judgment, order, writ, injunction, ruling, decision or decree, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement;

(d)    by Fresh Vine if the Notes Live has not obtained the required Notes Live shareholder approval within 10 business days after the registration statement has become effective in accordance with the provisions of the Securities Act; provided, however, that once such Notes Live shareholder approval has been obtained, Fresh Vine may not terminate this Agreement pursuant to this provision;

(e)     by either Fresh Vine or Notes Live if the Fresh Vine special meeting (including any adjournments and postponements thereof) shall have been held and completed and Fresh Vine’s stockholders shall have taken a final vote and the proposals seeking approval of the transactions contemplated by the Merger Agreement shall not have been approved at the Fresh Vine special meeting (or at any adjournment or postponement thereof) by the required Fresh Vine stockholder vote; provided, however, that the right to terminate the Merger Agreement under this provision will not be available to Fresh Vine if Fresh Vine’s actions or failure to act has been a principal cause of the failure of Fresh Vine to obtain the required Fresh Vine stockholder vote and such action or failure to act constitutes a material breach by Fresh Vine of the Merger Agreement;

(f)     by Notes Live if:

(i)     either of the following closing conditions fails to be satisfied:

•        the condition that no holders of Notes Live common stock outstanding immediately prior to the effective time shall have validly exercised or remain entitled to exercise appraisal rights for such Notes Live common stock (i.e. that there is an absence of dissenting Notes Live shareholders); or

•        the condition that, in the sole discretion of Notes Live, Notes Live must shall have caused the agreement(s) between Notes Live and all Notes Live shareholders who, as of the date of the Merger Agreement, were subject to leak-out restrictions with respect to their Notes Live common stock, or who became subject to leak-out restrictions between the date of the Merger Agreement and the closing date, to have been amended to cause the leak-out restrictions to apply to, or otherwise to Notes Live’s satisfaction such leak-out restrictions are be deemed binding upon, the shares of Fresh Vine common stock to be issued in the merger to the Notes Live shareholders; and

(ii)    within two business days of the termination of the Merger Agreement, Notes Live pays to Fresh Vine a nonrefundable termination fee in an amount equal to $1.0 million;

(g)    by Notes Live, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Fresh Vine or Merger Sub (including the inability of Fresh Vine to comply with the closing conditions requiring that the amount of cash, cash equivalent assets or other liquid assets of Fresh Vine at the effective time exceed the Net Cash Target or that Fres Vine shall have completed the Fresh Vine legacy transaction) or if any representation or warranty of Fresh Vine or Merger Sub shall have become inaccurate, in either case, such that certain closing conditions would not be satisfied as of time of such breach or inaccuracy; provided, that Notes Live is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided further, that if such breach or inaccuracy is curable by the end date by Fresh Vine or Merger Sub, then the Merger Agreement will not be terminable pursuant to this provision as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Notes Live to Fresh Vine of such breach or inaccuracy and Notes Live’s intention to terminate pursuant to this provision and (ii) Fresh Vine or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not be terminable pursuant to this provision as a result of such particular breach or inaccuracy if such breach by Fresh Vine or Merger Sub is cured prior to such termination becoming effective);

(h)    by Fresh Vine, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Notes Live or if any representation or warranty of Notes Live shall have become inaccurate, in either case, such that certain closing conditions would not be satisfied as of the time of such breach or inaccuracy; provided that Fresh Vine is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such breach or inaccuracy is curable by the end date by Notes Live, then the Merger Agreement will not be terminable pursuant to this provision as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Fresh Vine to Notes Live of such breach or inaccuracy and its intention to terminate the Merger Agreement pursuant to this provision and (ii) Notes Live ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not be terminable pursuant to this provision as a result of such particular breach or inaccuracy if such breach by Notes Live is cured prior to such termination becoming effective);

(i)     by Fresh Vine, at any time prior to the required Fresh Vine stockholder vote being obtained, upon the Fresh Vine board of directors authorizing Fresh Vine to enter into a definitive agreement that contemplates or otherwise relates to an acquisition transaction that constitutes a superior offer, or a permitted alternative agreement; provided, however, that Fresh Vine shall not enter into any permitted alternative agreement unless: (i) Notes Live has received written notice from Fresh Vine of Fresh Vine’s intention to enter into such permitted alternative agreement at least four business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such permitted alternative agreement, including the identity of the counterparty together with copies of the then current draft of such permitted alternative agreement and any other related principal transaction documents, (ii) Fresh Vine has complied in all material respects with its obligations under the no solicitation provisions of the Merger Agreement and the provisions of the Merger Agreement related to Fresh Vine board of directors adverse recommendation changes, and (iii) the Fresh Vine board of directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such permitted alternative agreement would be inconsistent with its fiduciary obligations under applicable law; or

(j)     by Fresh Vine or Notes Live, at any time prior to the required Fresh Vine stockholder vote being obtained, if the Fresh Vine board of directors has effected a Fresh Vine board of directors adverse recommendation change.

Termination Fees

Fees payable by Fresh Vine

Fresh Vine must pay Notes Live a termination fee of $1.0 million if:

(i)     the Merger Agreement is terminated by Fresh Vine or Notes Live pursuant to clause (b) above (and the required Fresh Vine stockholder vote has not been obtained by Fresh Vine) or clause (e) above;

(ii)    at any time after the date of the Merger Agreement and prior to the Fresh Vine special meeting, an acquisition proposal with respect to Fresh Vine shall have been publicly announced or disclosed or otherwise communicated to Fresh Vine or the Fresh Vine board of directors (and shall not have been withdrawn); and

(iii)   within 12 months after the date of such termination, Fresh Vine consummates any acquisition transaction (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation”) corresponding to such acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes).

Fresh Vine will be required to pay such termination fee upon consummation of such acquisition transaction. Fresh Vine will also be required to pay Notes Live a termination fee of $1.0 million within two business days if the Merger Agreement is terminated by Fresh Vine pursuant to clause (i) above.

If the Merger Agreement is terminated by Fresh Vine pursuant to any of clause (f), (g) or (j) above, or if the Merger Agreement is terminated by Fresh Vine pursuant to clause (j) above, Fresh Vine will be required to reimburse Notes Live for all reasonable out-of-pocket fees and expenses incurred by Notes Live in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $500,000.

Fees payable by Notes Live

Notes Live must pay Fresh Vine a termination fee of $1.0 million, and Notes Live shall, at the sole election of Fresh Vine, redeem the $500,000 Fresh Vine Equity Investment at the same price per share as the purchase price paid by Fresh Vine therefor if:

(i)     the Merger Agreement is terminated by Fresh Vine pursuant to clause (b) above (and the required Notes Live shareholder vote has not been obtained by Notes Live);

(ii)    at any time after the date of the Merger Agreement and before obtaining the required Notes Live shareholder vote, an acquisition proposal with respect to Notes Live shall have been publicly announced or disclosed or otherwise communicated to Notes Live or the Notes Live board of directors (and shall not have been withdrawn); and

(iii)   within 12 months after the date of such termination, Notes Live consummates any acquisition transaction (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement — No Solicitation”) corresponding to such acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes).

Notes Live will be required to pay such termination fee upon consummation of such acquisition transaction and such redemption consideration (if applicable) at or prior to the consummation of such acquisition transaction. If the Merger Agreement is terminated by Fresh Vine pursuant to clause (d) above, then Notes Live will be required to pay Fresh Vine a termination fee of $1.0 million within two business days of termination and, at the sole election of Fresh Vine, redeem the $500,000 Fresh Vine Equity Investment at the same price per share as the purchase price paid by Fresh Vine therefor.

If the Merger Agreement is terminated by Notes Live pursuant to clause (f) above, then (y) Notes Live will be required to pay Fresh Vine a termination fee of $1.0 million within two business days of termination, and Notes Live shall, at the sole election of Fresh Vine, redeem the $500,000 Fresh Vine Equity Investment at the same price per share as the purchase price paid by Fresh Vine therefor.

If the Merger Agreement is terminated by Fresh Vine pursuant to clause (h) above, in addition to the payment of any termination fee (if applicable), Notes Live will be required to reimburse Fresh Vine for all reasonable out-of-pocket fees and expenses incurred by Fresh Vine in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $500,000.

Amendment

The Merger Agreement may be amended by the parties at any time if such amendment is in writing, is approved by the boards of directors of each party to the Merger Agreement and is signed by each party to the Merger Agreement; provided, however, that after any approval of the Merger Agreement by a party’s stockholders, no amendment will be made which by law requires further approval by such stockholders without the further approval of such stockholders.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section of this proxy statement/prospectus entitled “The Merger — Termination Fees”, and except that Notes Live has agreed to pay the filing fees associated with any notification and report forms that may be required to be filed under the HSR Act.

AGREEMENTS RELATED TO THE MERGER

Voting and Support Agreements

In order to induce Fresh Vine to enter into the Merger Agreement, certain officers, directors and certain 10% or greater shareholders of Notes Live (solely in their respective capacities as Notes Live shareholders) are parties to voting and support agreements with Fresh Vine and Notes Live pursuant to which, among other things, each such shareholder has agreed to vote all of his, her or its shares of Notes Live capital stock (i) in favor of the approval of the Merger and adoption of Merger Agreement; (ii) against any action or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Notes Live contained in the Merger Agreement or any delay in any specified closing conditions set forth the Merger Agreement being satisfied; (iii) in favor of the proposals set forth in any proxy statement or information statement disseminated by Notes Live relating to the merger; (iv) for any proposal to adjourn or postpone the applicable Notes Live special meeting to a later date if there are not sufficient votes for approval of the merger and Merger Agreement and any other proposals related thereto on the dates on which such meetings are held; and (v) against any “Acquisition Proposal,” (as defined in the Merger Agreement). In addition, to the extent a shareholder has a right to demand appraisal of any of the shares of Notes Liven capital stock or a right to dissent from the transactions contemplated by the Merger Agreement , such shareholder fully and irrevocably, to the fullest extent permitted by applicable law (i) waived and agreed not to exercise any such dissenters’ rights (including, under the Colorado Business Corporation Act, as amended) and (ii) agreed not to participate in or voluntarily aid in any way any action to seek dissenters’ rights. The signatories also granted an irrevocable proxy to Fresh Vine and its designee to vote their respective shares of Notes Live capital stock in accordance with the voting and support agreements.

In order to induce Notes Live to enter into the Merger Agreement, certain stockholders of Fresh Vine (solely in their respective capacities as Fresh Vine stockholders) are parties to voting and support agreements with Notes Live and Fresh Vine pursuant to which, among other things, each such stockholder has agreed to vote all of his, her or its shares of Fresh Vine capital stock (i) in favor of any proposal to adopt and approve the transactions contemplated by the Merger Agreement, including any proposal to adopt and/or approve (A) the Merger Agreement, (B) the issuance of the merger consideration and the change of control of Fresh Vine resulting from the merger pursuant to the NYSE American rules; (C) any amendment to Fresh Vine’s Articles of Incorporation to change Fresh Vine’s corporate name, to effect the reverse stock split or to make any other amendment required or contemplated by the Merger Agreement; (D) upon conversion or exchange of the Fresh Vine Preferred Stock, the issuance of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in Fresh Vine’s Certificates of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock, (E) any liquidation, spinning-out, distribution, or other disposition of the Fresh Vine legacy wine production business or discontinuance there; and (F) any other proposal recommended by Fresh Vine’s board of directors in connection with the transactions contemplated by the Merger Agreement; (ii) against any action or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Fresh Vine contained in the Merger Agreement or any delay in any specified closing conditions set forth the Merger Agreement being satisfied; (iii) in favor of the proposals set forth in any proxy statement or information statement disseminated by Fresh Vine relating to the merger; (iv) for any proposal to adjourn or postpone the applicable Fresh Vine special meeting to a later date if there are not sufficient votes for approval of the merger and Merger Agreement and any other proposals related thereto on the dates on which such meetings are held; and (v) against any Acquisition Proposal. The signatories also granted an irrevocable proxy to Notes Live and its designee to vote their respective shares of Fresh Vine capital stock in accordance with the voting and support agreements.

As of January 25, 2024, the Notes Live stockholders holding approximately 42% of the outstanding shares of Notes Live capital stock were parties to voting and support agreements. Following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, these stockholders will execute a written consent providing for such adoption and approval the Merger Agreement and the transaction contemplated thereby, or will vote in favor of such adoption and approval at a meeting of Notes Live shareholders held for that purpose.

The foregoing descriptions of the voting and support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of voting and support agreements, which are attached in Annex C and Annex D to this proxy statement/prospectus.

The foregoing descriptions of the voting and support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of voting and support agreements, which are attached in Annex D and Annex D to this proxy statement/prospectus.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Fresh Vine (solely in their respective capacities as stockholders) have entered into lock-up agreements pursuant to which, subject to specified exceptions, they agreed not to transfer 95% of their shares of Fresh Vine common stock for periods ranging from six months to one-year following the closing of the merger.

Among other closing conditions, the obligation of Fresh Vine and Notes Live to effect the merger and otherwise consummate the transactions to be consummated at the closing of the merger are subject to the satisfaction or waiver of a closing condition that requires Notes Live to have caused the agreement(s) between Notes Live and all Notes Live shareholders who, as of the date of the Merger Agreement, were subject to any contractual limitations and restrictions related to the amount and timing by which they may sell, transfer or otherwise dispose of their Notes Live common stock (“leak-out restrictions”), or who became subject to leak-out restrictions between the date of the Merger Agreement and the closing date, to have been amended to cause the leak-out restrictions to apply to, or otherwise to Notes Live’s satisfaction such leak-out restrictions must be deemed binding upon, the shares of Fresh Vine common stock to be issued in the merger to the Notes Live shareholders.

Fresh Vine intends to file an initial listing application with the NYSE American pursuant to the NYSE American’s “reverse merger” rules. If such application is accepted, Fresh Vine anticipates that Fresh Vine common stock will be listed on the NYSE American following the closing of the merger under the trading symbol “VENU.” In order to meet the requirements for listing on the NYSE American, the post-merger combined company will be required to satisfy NYSE American’s initial listing requirements, including the financial and liquidity requirements. Certain NYSE American standards require companies seeking to list to demonstrate a minimum “Market Value of Unrestricted Publicly Held Shares” as of the effective time of the closing of a business combination. Under NYSE American listing rules, the “Market Value of Unrestricted Publicly Held Shares” may not include the value of any securities subject to resale restrictions, including the types of restrictions set forth in the lock-up and leak-out agreements discussed above.

MATTERS BEING SUBMITTED TO A VOTE OF FRESH VINE STOCKHOLDERS

Proposal No. 1:    Approval, for purposes of NYSE American Company Guide Section 712(b), the issuance of shares of Fresh Vine common stock to stockholders of Notes Live pursuant to the terms of the Merger Agreement and, for purposes of NYSE American Company Guide Section 713(b), the change of control of Fresh Vine resulting from the merger

At the Fresh Vine special meeting, Fresh Vine stockholders will be asked to consider and vote upon a proposal to approve, for purposes of NYSE American Company Guide Section 712(b), the issuance of shares of Fresh Vine common stock to stockholders of Notes Live pursuant to the terms of the Merger Agreement and, for purposes of NYSE American Company Guide Section 713(b), the change of control of Fresh Vine resulting from the merger.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

NYSE American Company Guide Section 712(b) requires a company listed on the NYSE American to obtain stockholder approval prior to the issuance of common stock (or other securities convertible into or exercisable for common stock) in connection with the acquisition of the stock or assets of another company, if (i) the present or potential issuance of common stock (or securities convertible into common stock) could result in an increase in outstanding common shares of 20% or more. The potential issuance of the shares of Fresh Vine common stock in the merger will exceed the 20% threshold under the NYSE American Company Guide. Accordingly, in order to ensure compliance with NYSE American Company Guide Section 712(b), Fresh Vine must obtain the approval of Fresh Vine stockholders for the issuance of these shares of Fresh Vine common stock in the merger.

NYSE American Company Guide Section 713(b) requires a company listed on the NYSE American to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company, including, but not limited to, an issuance that constitutes a “Reverse Merger.” NYSE American considers a Reverse Merger to be a transaction in which a listed issuer combines with, or into, an entity not listed on the exchange, resulting in a change of control of the listed issuer. In determining whether a change of control constitutes a Reverse Merger, NYSE American considers all relevant factors, including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the listed issuer, as well as the nature of the businesses and the relative size of both the listed issuer and the unlisted entity. Although the NYSE American has not adopted any rule as to what constitutes a “change of control,” the staff of the NYSE American has advised Fresh Vine that NYSE American deems the merger to be a “change of control.” Accordingly, in order to ensure compliance with NYSE American Company Guide Section 713(b), Fresh Vine must obtain the approval of Fresh Vine stockholders for the potential change in control of Fresh Vine resulting from the merger.

The terms of, reasons for and other aspects of the Merger Agreement, the merger, the issuance of shares of Fresh Vine common stock pursuant to the terms of the Merger Agreement and the resulting change of control are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Vote Required

The affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote on the matter is required for approval of Proposal No. 1. Abstentions will have no effect on Proposal No. 1. Proposal No. 1 is conditioned upon the approval of Proposal Nos. 2, 3, 4, 5 and 6, and the merger cannot be consummated without the approval of Proposal No. 1.

Recommendation of Fresh Vine Board of Directors

THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE, FOR PURPOSES OF NYSE AMERICAN COMPANY GUIDE SECTIONS 712(B) AND 713(B), THE ISSUANCE OF SHARES OF FRESH VINE COMMON STOCK TO STOCKHOLDERS OF NOTES LIVE PURSUANT TO THE TERMS OF THE MERGER AGREEMENT AND THE CHANGE OF CONTROL OF FRESH VINE RESULTING FROM THE MERGER.

Proposal No. 2:    Approval of an amendment to the articles of incorporation of Fresh Vine changing the Fresh Vine corporate name to “Notes Live Holding Corp.”

At the Fresh Vine special meeting, holders of Fresh Vine stockholders will be asked to consider and vote upon a proposal to approve an amendment to the articles of incorporation of Fresh Vine changing the Fresh Vine corporate name from “Fresh Vine Wine, Inc.” to “Notes Live Holding Corp.” by filing an amendment to the Fresh Vine Articles of Incorporation at the closing of the merger. A copy of the proposed amendment to the Fresh Vine Articles of Incorporation is attached as Annex B to this proxy statement/prospectus. The primary reason for the corporate name change is that management believes this will allow for brand recognition of the Notes Live business operations following the merger.

Vote Required

The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposal 2. Abstentions will have the same effect as votes “AGAINST” Proposal No. 2. Proposal No. 2 is conditioned upon the approval of Proposal Nos. 1, 3, 4, 5 and 6, and the merger cannot be consummated without the approval of Proposal No. 2.

Recommendation of Fresh Vine Board of Directors

THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE NAME CHANGE.

Proposal No. 3:    Approval of an amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split and establish the number of authorized shares of Fresh Vine common stock at 150,000,000 shares

General

At the Fresh Vine special meeting, Fresh Vine stockholders will be asked to consider and vote upon a proposal to approve an amendment to the Fresh Vine Articles of Incorporation to effect a reverse stock split of the issued and outstanding shares of Fresh Vine common stock at a ratio in the range of 1-for-[•] to 1-for-[•], with such ratio and implementation and timing of the reverse stock split to be determined in the discretion of the Fresh Vine board of directors and after consultation with Notes Live at or prior to the closing of the merger, and (b) if and when the reverse stock split is effected, establish the number of authorized shares of Fresh Vine common stock at 150,000,000, in the form attached as Annex C to the accompanying proxy statement/prospectus (the “Reverse Split Proposal”). As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the exchange ratio in the merger being as near to one as reasonably practicable.

Upon the effectiveness of the amendment to the Fresh Vine Articles of Incorporation effecting the reverse stock split, or the split effective time, the issued and outstanding shares of Fresh Vine common stock immediately prior to the split effective time will be reclassified into a smaller number of shares of Fresh Vine common stock, at a ratio in the range of 1-for-[•] to 1-for-[•], with such ratio and implementation and timing of the reverse stock split to be determined in the discretion of the Fresh Vine board of directors and after consultation with Notes Live. If and when the reverse stock split is effected, the amendment to the Fresh Vine Articles of Incorporation will also establish the number of authorized shares of Fresh Vine common stock at 150,000,000.

The approval of this Proposal No. 3 is conditioned upon the approval of Proposal Nos. 1, 2, 4, 5 and 6, and the approval of Proposal Nos. 1, 2, 3, 4, 5 and 6 is a condition to the completion of the merger. If Proposals 1, 2, 3, 4, 5 and 6 are approved but the merger is not ultimately completed, the Fresh Vine board of directors does not intend effect the reverse stock split. If the Fresh Vine stockholders approve Proposal No. 3, and the Fresh Vine board of directors decides to implement it, the reverse stock split will become effective on the date of the filing of the amendment to the Fresh Vine Articles of Incorporation with the Secretary of State of the State of Nevada. The form of amendment to the Fresh Vine Articles of Incorporation set forth in Annex C to this proxy statement/prospectus has been approved by the Fresh Vine board of directors. By approving the reverse stock split, Fresh Vine stockholders also will be approving the form of amendment to the Fresh Vine Articles of Incorporation set forth in Annex C to this proxy statement/prospectus.

Purpose

The Fresh Vine board of directors approved Proposal No. 3 approving the amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split for the following reasons:

•        The reverse stock split and the related amendment to the Fresh Vine Articles of Incorporation will be required in order to make sufficient shares of Fresh Vine common stock available for issuance to Notes Live stockholders pursuant to the Merger Agreement;

•        The reverse stock split may be necessary to increase Fresh Vine’s stock price to meet NYSE American’s $3.00 minimum bid price requirement upon the closing of the merger;

•        the Fresh Vine board of directors believes effecting the reverse stock split may be necessary to raise the per share trading price of Fresh Vine’s common stock, or the combined company’s common stock following the merger, to regain and maintain compliance with the NYSE American listing rules to remain listed on the NYSE American;

•        the Fresh Vine board of directors believes a higher stock price may help generate investor interest in Fresh Vine (and the combined company following the merger), and help Fresh Vine (and the combined company following the merger) attract and retain employees; and

•        if the reverse stock split successfully increases the per share price of Fresh Vine common stock, the Fresh Vine board of directors believes this increase may increase trading volume in Fresh Vine common stock (and common stock of the combined company following the merger) and facilitate future financings by the combined company.

Reasons for the Reverse Stock Split

Requirement for Completion of Merger

The reverse stock split and the related amendment to the Fresh Vine Articles of Incorporation will be required in order to make sufficient shares of Fresh Vine common stock available for issuance to Notes Live stockholders pursuant to the Merger Agreement. In the absence of the reverse stock split and the related amendment, the total number of issued and outstanding shares of Fresh Vine common stock after the consummation of the transactions contemplated by the Merger Agreement, together with the total number of shares of Fresh Vine common stock then reserved for issuance or obligated to be issued by Fresh Vine pursuant to any agreement or arrangement or otherwise, including the Merger Agreement, will exceed the total number of shares of Fresh Vine common stock then authorized under the Fresh Vine Articles of Incorporation, as amended. Pursuant to the Fresh Vine Articles of Incorporation, Fresh Vine’s The authorized number of shares of Fresh common stock is 100,000,000.

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, and based on 15,976,227 shares of Fresh Vine common stock and 10,000 shares of Fresh Vine preferred Stock outstanding as of January 25, 2024 (the date of the Merger Agreement), Fresh Vine estimates that it would need to issue approximately 515,245,629 shares of Fresh Vine common stock (before giving effect to the reverse stock split) in connection with the transactions related to the merger (including shares issuable upon the conversion of the Series A Convertible Preferred Stock (assuming approval of Proposal No. 4) and shares issued in the merger to Note Live shareholders). The number of shares of Fresh Vine common stock to be issued in connection with the transactions related to the merger will be increased in the event additional shares of Fresh Vine capital stock are issued between January 25, 2024 and the effective date of the merger.

Requirements for Listing on NYSE American

Fresh Vine common stock is quoted on the NYSE American under the symbol “VINE,” and Fresh Vine is therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly-held shares, market value of listed shares, minimum bid price per share and minimum stockholder’s equity, among others, and requirements relating to board and committee independence. If Fresh Vine fails to satisfy one or more of the requirements, Fresh Vine may be delisted from NYSE American.

Fresh Vine intends to file an initial listing application with NYSE American to seek listing of the combined company on the NYSE American upon the closing of the merger. According to NYSE American Company Guide Section 341, an issuer must apply for initial listing in connection with a “Reverse Merger.” A “Reverse Merger” is a transaction or series of transactions whereby a listed issuer combines with, or into, an entity not listed on the NYSE American, resulting in a change of control of the listed issuer and potentially allowing the unlisted entity to obtain an NYSE American listing. The staff of NYSE American has advised Fresh Vine that NYSE American deems the merger to be a “change of control.” Accordingly, the listing standards of NYSE American will require Fresh Vine to have, among other things, a $3.00 per share minimum bid price upon the closing of the merger. As of [•], 2024, the closing price of Fresh Vine common stock was $[•] per share. If Fresh Vine stockholders do not approve Proposal No. 3, the merger will not be able to occur because continued listing on the NYSE American is a condition to the closing of the merger.

Potential Increased Investor Interest

Another reason for the reverse stock split would be to generate investor interest in the common stock of the combined company following the merger. On [•], 2024, Fresh Vine common stock closed at $[•] per share. An investment in Fresh Vine common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, Fresh Vine believes that most investment funds are reluctant to invest in lower priced stocks. Accordingly, the Fresh Vine board of directors believes that a higher stock price may generate investor interest in Fresh Vine common stock and in the common stock of the combined company following the merger.

Criteria to be Used for Determining Whether to Implement the Reverse Stock Split

In determining whether to implement the reverse stock split following receipt of Fresh Vine stockholder approval of Proposal No. 3, Fresh Vine and/or Notes Live (solely in connection with the merger) may consider, among other things, various factors, such as:

•        whether the merger is being consummated;

•        the anticipated number of shares of Fresh Vine common stock that the historical trading prices and trading volume of Fresh Vine common stock;

•        Fresh Vine’s capitalization (including the number of shares of Fresh Vine common stock issued and outstanding and the number of shares of Fresh Vine required to be issued to stockholders of Notes Live in the merger);

•        the then-prevailing trading price and trading volume of the Fresh Vine common stock and the anticipated or actual impact of the reverse stock split on the trading price and trading volume of Fresh Vine common stock;

•        provisions of the Merger Agreement that contemplate Fresh Vine effecting a reverse stock split at a ratio that results in the exchange ratio in the merger being as near to one as reasonably practicable.

•        the ability of Fresh Vine to continue its listing on the NYSE American;

•        potential devaluation of Fresh Vine common stock as a result of the reverse stock split; and

•        prevailing general market and economic conditions.

In the event the Fresh Vine board of directors determines to implement the reverse stock split in connection with the merger, the total number of issued and outstanding shares of Fresh Vine common stock after the consummation of the transactions contemplated by the Merger Agreement, together with the total number of shares of Fresh Vine common stock then reserved for issuance or obligated to be issued by Fresh Vine pursuant to any agreement or arrangement or otherwise, including the Merger Agreement, will not exceed the total number of shares of Fresh Vine common stock then authorized under the Fresh Vine Articles of Incorporation, as amended.

Principal Effects of the Reverse Stock Split

A reverse stock split refers to a reduction in the number of outstanding shares of a class of a corporation’s capital stock, which may be accomplished, as in this case, by reclassifying and combining all of the outstanding shares of Fresh Vine common stock into a proportionately smaller number of shares of Fresh Vine common stock. If the Fresh Vine board of directors decides to implement a 1-for-[•] reverse stock split of Fresh Vine common stock, then a Fresh Vine stockholder holding 10,000 shares of Fresh Vine common stock before the reverse stock split would instead hold [•] shares of Fresh Vine common stock immediately after the reverse stock split.

If approved and implemented, the principal effects of the reverse stock split would include the following, all of which have been considered by the Fresh Vine board of directors in approving the reverse stock split:

•        The number of outstanding shares of Fresh Vine common stock will be reduced and each Fresh Vine stockholder will own fewer shares of Fresh Vine common stock than they currently own.

•        The number of shares of Fresh Vine common stock reserved and available for issuance under Fresh Vine’s equity-based compensation plans and the number of shares of Fresh Vine common stock issuable upon the exercise of outstanding Fresh Vine options and Fresh Vine warrants, will be reduced proportionately based on the ratio selected by the Fresh Vine board of directors, and the exercise price of all outstanding Fresh Vine options and Fresh Vine warrants will be increased proportionately.

•        Except for adjustments that may result from the treatment of fractional shares resulting from the reverse stock split, which are explained below under the section entitled “— Fractional Shares,” each Fresh Vine stockholder will hold the same percentage of Fresh Vine common stock immediately following the reverse stock split as the stockholder held immediately prior to the reverse stock split.

•        The voting rights, rights to dividends and distributions and other rights of Fresh Vine common stock will not be changed as a result of the reverse stock split.

•        The reverse stock split will not affect the number of authorized shares of Fresh Vine preferred stock or the par value of Fresh Vine common stock or preferred stock.

•        The number of authorized shares of Fresh Vine common stock immediately following the reverse stock split will be established at [•]. Authorized shares represent the number of shares of Fresh Vine common stock that Fresh Vine is permitted to issue under the Fresh Vine Articles of Incorporation. Therefore, Proposal No. 3 would have the effect of increasing the number of shares of Fresh Vine common stock available for future issuance after giving effect to the merger.

The reverse stock split will not affect Fresh Vine continuing to be subject to the periodic reporting requirements of the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The reverse stock split will be effected simultaneously for all outstanding shares of Fresh Vine common stock. The reverse stock split will affect all Fresh Vine stockholders uniformly and will not affect any Fresh Vine stockholder’s percentage interest in Fresh Vine, except for immaterial adjustments that may result from the treatment of fractional shares as described below. Shares of Fresh Vine common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split does not affect the total proportionate ownership of Fresh Vine following the merger.

The following table, which is for illustrative purposes only, illustrates the effects of a 1-for-[•] and 1-for-[•] reverse stock split on the Fresh Vine common stock (without giving effect to the treatment of fractional shares):

	Shares Issued and Outstanding	Shares Authorized and Reserved for Issuance		Shares Authorized and Unreserved for Issuance	Total Authorized
As of January 25, 2024	15,976,227	15,246,707	(2)	68,777,066	100,000,000
1-for-[•] Reverse Split	[•]	[•]		[•]	[•]
1-for-[•] Reverse Split	[•]	[•]		[•]	[•]

____________

(1)      These estimates do not reflect the potential effects of the treatment of fractional shares that may result from the proposed reverse stock split.

(2)      Includes outstanding 3,253,969 Fresh Vine warrants, 444,893 Fresh Vine options, 1,091,841 shares of Fresh Vine common stock reserved for future issuance under the Fresh Vine 2021 Equity Incentive Plan and 10,456,004 shares of Fresh Vine common stock issuable upon conversion of 10,000 shares of Series A Convertible Preferred Stock outstanding (assuming a Conversion Price of $0.10 per share, with dividends accrued on the Series A Convertible Preferred Stock through January 25, 2024, and without regard to conversion limitations in the Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock), each as of January 25, 2024 (the date of the Merger Agreement).

Certain Risks Associated with the Reverse Stock Split

There are risks associated with the reverse stock split, which have been considered by the Fresh Vine board of directors in recommending to Fresh Vine stockholders the reverse stock split for approval.

The Fresh Vine board of directors has determined, if the reverse stock split is effected, to establish the number of authorized shares of Fresh Vine common stock immediately following the reverse stock split at [•].

Therefore, the implementation of reverse stock split would result in an effective increase in the authorized number of shares of Fresh Vine common stock available for issuance, which could, under certain circumstances, have anti-takeover implications. With respect to authorized but unallocated shares of Fresh Vine common stock available after the consummation of the merger, the combined company could use such shares that are available for issuance in future equity financing transactions, which could result in additional dilution to the stockholders of the combined company, or to oppose a hostile takeover attempt or delay or prevent future changes in control or changes in or removal of management, including transactions that are favored by a majority of such stockholders or in which such stockholders might otherwise receive a premium for their shares of the combined company’s common stock over then-current market prices or benefit in some other manner. Fresh Vine currently has no plans to issue shares of Fresh Vine common stock, other than in connection with the merger and related transactions and to satisfy obligations under the Fresh Vine warrants and options from time to time as such Fresh Vine warrants and options are exercised for shares of Fresh Vine common stock.

Fresh Vine cannot predict whether the reverse stock split will increase the market price for Fresh Vine common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•        the market price per share of Fresh Vine common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Fresh Vine common stock outstanding before the reverse stock split;

•        the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks or promote greater liquidity for Fresh Vine stockholders; or

•        that Fresh Vine will meet the requirements of NYSE American for initial listing on the NYSE American, including the $3.00 minimum bid price upon the closing of the merger.

The market price of Fresh Vine common stock will also be based on the performance of Fresh Vine and other factors, some of which are unrelated to the number of outstanding shares of Fresh Vine common stock. If the reverse stock split is effected and the market price of Fresh Vine common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Fresh Vine may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Fresh Vine common stock could be adversely affected by the reduced number of shares of Fresh Vine common stock that would be outstanding after the reverse stock split.

Since the reverse stock split will decrease the number of shares of Fresh Vine common stock held by Fresh Vine stockholders, the reverse stock split may increase the number of Fresh Vine stockholders who hold less than a “round lot,” or 100 shares of Fresh Vine common stock. Typically, the transaction costs to stockholders selling “odd lots” are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing Fresh Vine stockholders in the event they wish to sell all or a portion of their shares of Fresh Vine common stock.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates

If Fresh Vine stockholders approve the amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split, and if the Fresh Vine board of directors still believes that a reverse stock split is in the best interests of Fresh Vine and Fresh Vine stockholders, Fresh Vine will file the amendment to the Fresh Vine Articles of Incorporation with the Secretary of State of the State of Nevada at such time as the Fresh Vine board of directors has determined to be the appropriate split effective time. Beginning at the split effective time, each certificate representing pre-split shares of Fresh Vine common stock will be deemed for all corporate purposes to evidence ownership of post-split shares of Fresh Vine common stock.

The form of amendment to the Fresh Vine Articles of Incorporation set forth in Annex C to this proxy statement/prospectus has been approved by the Fresh Vine board of directors. By approving the reverse stock split, Fresh Vine stockholders also will be approving the form of amendment to the Fresh Vine Articles of Incorporation set forth in Annex C to this proxy statement/prospectus.

As soon as practicable after the split effective time, Fresh Vine stockholders will be notified that the reverse stock split has been effected. Fresh Vine expects that the Fresh Vine transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if any. Holders of pre-split shares of Fresh Vine common stock holding all of their shares electronically in book-entry form with Fresh Vine’s transfer agent do not need to take any action to receive post-split shares. Holders of pre-split shares of Fresh Vine common stock held in certificated form will be asked to surrender to the exchange agent certificates representing pre-split shares of Fresh Vine common stock in exchange for certificates representing post-split shares of Fresh Vine common stock in accordance with the procedures to be set forth in a letter of transmittal to be sent by Fresh Vine. Upon receipt of the holder’s pre-split certificate(s) and the properly completed and executed letter of transmittal, the holder will be issued the appropriate number of shares of Fresh Vine common stock electronically in book-entry form under the Direct Registration System. No new shares in book-entry form will be reflected until the holder surrenders the holder’s outstanding pre-split certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. Any pre-split shares of Fresh Vine common stock submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares of Fresh Vine common stock. Fresh Vine stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares of Fresh Vine common stock will be issued in connection with the reverse stock split. Fractional shares will not be issued. Instead, Fresh Vine will issue a full share of post-reverse stock split Fresh Vine common stock to any Fresh Vine stockholder who would have been entitled to receive a fractional share of Fresh Vine common stock as a result of the reverse stock split.

By approving the amendment to the Fresh Vine Articles of Incorporation to effect the reverse stock split, Fresh Vine stockholders will be approving the combination of [•] to [•] (or any number in between) outstanding shares of Fresh Vine common stock, as approved by the Fresh Vine board of directors, into one share of Fresh Vine common stock.

Accounting Consequences

The par value per share of Fresh Vine common stock will remain unchanged at $0.001 per share after the reverse stock split. As a result, at the split effective time of the reverse stock split, the stated capital on Fresh Vine’s balance sheet attributable to Fresh Vine common stock will be reduced proportionately based on the ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of Fresh Vine common stock issued in the merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Fresh Vine common stock outstanding. In future financial statements, net loss per share and other per share amounts for periods ending before the reverse stock split will be restated to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares of Fresh Vine common stock to issued shares of Fresh Vine common stock could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Fresh Vine board of directors or contemplating a tender offer or other transaction for the combination of Fresh Vine with another company, the reverse stock split is not being proposed in response to any effort of which Fresh Vine is aware to accumulate shares of Fresh Vine common stock or obtain control of Fresh Vine, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Fresh Vine board of directors and Fresh Vine stockholders. Other than the proposals being submitted to Fresh Vine stockholders for their consideration at the Fresh Vine special meeting, the Fresh Vine board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or effect a change of control of Fresh Vine. For more information, see the section entitled “Description of Fresh Vine Capital Stock — Anti-takeover Effects of our Charter Documents and under Nevada Law” beginning on page 208 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the reverse stock split to Fresh Vine U.S. holders. For purposes of this discussion, a “Fresh Vine U.S. holder” is a beneficial owner of Fresh Vine common stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to Fresh Vine U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Fresh Vine U.S. holder. Fresh Vine has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the reverse stock split.

This discussion is limited to Fresh Vine U.S. holders that hold Fresh Vine common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Fresh Vine U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Fresh Vine U.S. holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        Fresh Vine U.S. holders whose functional currency is not the U.S. dollar;

•        persons holding Fresh Vine common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Fresh Vine common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons deemed to sell Fresh Vine common stock under the constructive sale provisions of the Code;

•        persons who hold or received Fresh Vine common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Fresh Vine common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Fresh Vine common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

IT IS RECOMMENDED THAT FRESH VINE STOCKHOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Fresh Vine intends to report the reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. In general, and subject to the qualifications set forth below, if the reverse stock split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, a Fresh Vine U.S. holder should not recognize gain or loss upon the reverse stock split, except for a Fresh Vine stockholder receiving an additional share of Fresh Vine common stock in lieu of a fractional share (as described below). In addition, provided that the reverse stock split qualifies as a “recapitalization,” a Fresh Vine U.S. holder’s aggregate tax basis in the shares of Fresh Vine common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of Fresh Vine common stock surrendered excluding any portion of such basis that is allocated to any fractional share of Fresh Vine common stock, and such Fresh Vine U.S. holder’s holding period in the shares of Fresh Vine common stock received should include the holding period in the shares of Fresh Vine common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Fresh Vine common stock surrendered, for the shares of Fresh Vine common stock received pursuant to the reverse stock split. Holders of shares of Fresh Vine common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares of Fresh Vine common stock.

A Fresh Vine stockholder who receives one whole share of Fresh Vine common stock in lieu of a fractional share generally may recognize gain in an amount not to exceed the excess of the fair market value of such share over the fair market value of the fractional share to which the Fresh Vine stockholder was otherwise entitled. Such capital gain or loss should be long-term capital gain or loss if the Fresh Vine U.S. holder’s holding period for Fresh Vine common stock surrendered exceeded one year at the effective time of the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

Notwithstanding approval of this Proposal No. 3 by Fresh Vine stockholders, the Fresh Vine board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Nevada not to effect the reverse stock split, as permitted under Section 78.390 of the Nevada Revised Statutes.

Vote Required

The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposal No. 3. Abstentions will have the same effect as votes “AGAINST” Proposal No. 3. Proposal No. 3 is conditioned upon the approval of Proposal Nos. 1, 2, 4, 5 and 6, and the merger cannot be consummated without the approval of Proposal No. 3.

Recommendation of Fresh Vine Board of Directors

THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE FRESH VINE ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT.

Proposal Nos. 4 and 5:

Proposal No. 4:    Approval, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Fresh Vine Series A Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series A Convertible Preferred Stock

Proposal No. 5:    Approval, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Fresh Vine Series B Convertible Preferred Stock of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of the Series B Convertible Preferred Stock

At the Fresh Vine special meeting, Fresh Vine stockholders will be asked to consider and vote upon a proposal to approve, for purposes complying with Section 713(a) and Section 713(b) of the NYSE American Company Guide, the issuance upon conversion or exchange of Series A Convertible Preferred Stock (Proposal No. 4) and Series B Convertible Preferred Stock (Proposal No. 5) of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificates of Designation of the Series A and Series B Convertible Preferred Stock, respectively. The Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are collectively referred to herein as the Fresh Vine Preferred Stock.

Background and Overview

Because the Fresh Vine’s common stock is listed on the NYSE American, Fresh Vine is subject to NYSE American’s rules and regulations. NYSE American Company Guide Section 713(a) requires a company listed on the NYSE American to obtain stockholder approval prior to the issuance of common stock (or other securities convertible into common stock) when the additional shares will be issued in connection with a transaction, other than a public offering, involving the sale, issuance, or potential issuance of common stock (or securities convertible into common stock) equal to 20% or more of the company’s outstanding stock for less than the greater of book or market value of the stock. NYSE American Company Guide Section 713(b) requires a company listed on the NYSE American to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although NYSE American has not adopted any rule as to what constitutes a “change of control,” a change of control may be deemed to occur when an investor or investor group acquires or has the right to acquire 20% or more of a company’s outstanding common stock or voting power and such ownership or voting power would be the largest ownership position. A “change of control” under NYSE American Company Guide Section 713(b) applies only with respect to the application of such rule and does not constitute a “change of control” for purposes of Nevada law, our organizational documents or any other purpose.

On August 2, 2023, Fresh Vine entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with two accredited investors (the “Purchasers”) pursuant to which Fresh Vine agreed to issue and sell in transaction exempt from registration under the U.S. Securities Act of 1933, as amended (the “2023 Private Placement”), up to 10,000 shares of newly created Fresh Vine Series A Convertible at a per share purchase price equal to $100.00, for total gross proceeds of up to $1.0 million. The Purchasers purchased 4,000 shares of Series A Convertible Preferred Stock at an initial closing (the “Initial Closing”) that occurred on August 2, 2023, purchased an additional 4,000 shares of Series A Convertible Preferred Stock at a second closing (the “Second Closing”) that occurred on September 7, 2023, and purchased the final 2,000 shares of Series A Convertible Preferred Stock at a third closing (the “Third Closing”) that occurred on December 1, 2023. The terms of the Securities Purchase Agreement and the 2023 Private Placement were previously reported in the Form 8-K filed by Fresh Vine on August 2, 2023.

Each share of Series A Convertible Preferred Stock is convertible at the option of the holder thereof into the number of shares of Fresh Vine common stock (“Series A Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 by the Series A Conversion Price (the “Series A Conversion Ratio”), subject to the limitations described below. For such purposes, the “Series A Conversion Price” means $0.10. However, if the Fresh Vine common stock fails to continue to be listed or quoted for trading on a stock exchange, then the “Series A Conversion Price” thereafter will mean the lesser of (i) $0.10, or (ii) the closing sale price of the common stock on the trading day immediately preceding the conversion date; provided that the Series A Conversion Price will not be less than a

“Floor Price” of $0.05 (subject to standard adjustments based stock splits, stock dividends, stock combinations and the like). The Floor Price is also subject to anti-dilution adjustments resulting from future oﬀerings of Fresh Vine common stock (or common stock equivalents) at a price less than the prevailing Series A Conversion Price.

On March 14, 2024, Fresh Vine filed with the Secretary of State of the State of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, which designated 50,000 shares of Fresh Vine’s undesignated preferred stock as Series B Convertible Preferred Stock and established its rights and preferences. Fresh Vine’s board of directors has approved the issuance and sale of up to 20,000 shares of Series B Convertible Preferred Stock for a purchase price equal to $100.00 per share. As of March 28, 2024, Fresh has received subscriptions from accredited investors for the purchase of a total of 940 shares of Fresh Vine’s Series B Convertible Preferred Stock. The total number of shares of Series B Convertible Preferred Stock that Fresh Vine will issue and sell has not been finally determined.

Each share of Series B Convertible Preferred Stock is convertible at the option of the holder thereof into the number of shares of Fresh Vine common stock (“Series B Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 by the Series B Conversion Price (the “Series B Conversion Ratio”), subject to the limitations described below. For such purposes, the “Series B Conversion Price” means $0.45. However, if the Fresh Vine common stock fails to continue to be listed or quoted for trading on a stock exchange, then the “Series B Conversion Price” thereafter will mean the lesser of (i) $0.45, or (ii) the closing sale price of the common stock on the trading day immediately preceding the conversion date; provided that the Series B Conversion Price will not be less than a “Floor Price” of $0.05 (subject to standard adjustments based stock splits, stock dividends, stock combinations and the like). The Floor Price is also subject to anti-dilution adjustments resulting from future oﬀerings of Fresh Vine common stock (or common stock equivalents) at a price less than the prevailing Series B Conversion Price.

For a further description of the rights and preferences of the Fresh Vine Preferred Stock, see the section of this proxy statement/prospectus entitled “Description of Capital Stock — Preferred Stock.” .

Based on the Series A Conversion Ratio, the Series A Convertible Preferred Stock was deemed to be issued for less than the greater of the book or market value of Fresh Vine common stock on the date of the applicable Securities Purchase Agreement. Also based on the Series A Conversion Ratio, and assuming that the applicable Series A Conversion Price is $0.10, the 10,000 shares of Series A Convertible Preferred Stock issued to the Purchaser in the 2023 Private Placement would have been initially convertible into 10,000,000 shares of Fresh Vine common stock, which would represent 62.6% of Fresh Vine common stock outstanding on the date of the Securities Purchase Agreement. Therefore, the stockholder approval requirements under NYSE American Company Guide Sections 713(a) and (b) would apply the issuance of the Series A Convertible Preferred Stock in the 2023 Private Placement.

Based on the Series B Conversion Ratio, the Series B Convertible Preferred Stock is deemed to be issued for less than the greater of the book or market value of Fresh Vine common stock on the date of the applicable Securities Purchase Agreement. Also based on the Series B Conversion Ratio, and assuming that the applicable Series A Conversion Price is $0.45, the 20,000 shares of Series B Convertible Preferred Stock that have been approved for issuance by the Fresh Vine board of directors would initially be convertible into 4,444,444 shares of Fresh Vine common stock, which would represent approximately 27.8% of Fresh Vine common stock outstanding on the first date on which shares of Series B Convertible Preferred Stock were issued. Therefore, the stockholder approval requirements under NYSE American Company Guide Sections 713(a) and (b) would apply the issuance of the Series B Convertible Preferred Stock.

As a result, in order to comply with NYSE American Company Guide Sections 713(a) and (b), the Certificates of Designation for each of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock provides that a Fresh Vine Preferred Stock holder’s ability to convert Fresh Vine Preferred Stock to common stock is subject to an “Exchange Share Cap” and an “Individual Holder Share Cap.” Under the Exchange Share Cap applicable to the Series A Convertible Preferred Stock, the total number of shares of Series A Conversion Shares, when added to any shares of Fresh Vine common stock previously issued as a dividend on the Series A Convertible Preferred Stock, may not exceed 3,179,269, which represents 19.9% of Fresh Vine’s issued and outstanding common stock immediately prior to the first issuance of Series A Convertible Preferred Stock on August 2, 2023. Similarly, the Exchange Share Cap applicable to the Series B Convertible Preferred Stock, the total number of shares of Series B Conversion Shares may not exceed 3,179,269, which also represents 19.9% of Fresh Vine’s issued and outstanding common stock immediately prior to the first issuance of Series B Convertible Preferred Stock. Under the Individual Holder Share Cap, no holder of Fresh Vine Preferred Stock will have the right to receive Conversion Shares if the issuance of Conversion Shares would result in converting holder beneﬁcially owning in excess of 19.9% of the number of shares of Fresh common stock outstanding immediately after giving eﬀect to the issuance. Pursuant to the Certificates of Designation for the Fresh Vine Preferred Stock, the Exchange Share Cap and the Individual Holder Share Cap will not apply if Fresh Vine obtains stockholder approval to issue the shares of Fresh Vine common stock exceeding the applicable cap as required by NYSE American LLC Company Guide Section 713.

Stockholder approval of Proposal Nos. 4 and 5 will constitute stockholder approval for purposes of NYSE American Company Guide Sections 713(a) and (b). If stockholder approval is not obtained, the ability of holders of Fresh Vine Preferred Stock to convert into Fresh Vine common stock will continue to be limited by the applicable Exchange Share Cap and the Individual Holder Share Cap.

Pursuant to the Merger Agreement, the conversion of all outstanding Fresh Vine Preferred Stock into Fresh Vine common stock is a condition to the completion of the merger.

Effect of Approval of Proposal Nos. 4 and 5 on Current Holders of Fresh Vine Common Stock

If Proposal Nos. 4 and 5 are approved, the holders of Fresh Vine Preferred Stock will be able to convert such shares into Fresh Vine common stock without regarding to the Exchange Share Cap and the Individual Holder Share Cap.

As of January 25, 2024, which is the date of the Merger Agreement, assuming that the applicable Series A Conversion Price is $0.10, the 10,000 outstanding shares of Series A Convertible Preferred Stock would be convertible into approximately 10,456,004 Conversion Shares, which would represent approximately 39.6% of Fresh Vine common stock outstanding on a post-conversion basis. If, prior to any conversion, Fresh Vine common stock fails to continue to be listed or quoted for trading on a stock exchange, then the “Series A Conversion Price” thereafter will be the lesser of (i) $0.10, or (ii) the closing sale price of the common stock on the trading day immediately preceding the conversion date; provided that the Series A Conversion Price will not be less than a “Floor Price” of $0.05 (subject to standard adjustments based stock splits, stock dividends, stock combinations and the like). As of January 25, 2024, assuming that the applicable Series A Conversion Price is equal to a Floor Price of $0.05, the 10,000 outstanding shares of Fresh Vine Preferred Stock would be convertible into approximately 21,173,334 Conversion Shares, which would represent approximately 57.0% of Fresh Vine common stock outstanding on a post-conversion basis. The calculations of Series A Conversion Shares above include dividends accrued on the Fresh Vine Preferred Stock through January 25, 2024. Dividends accrue on the Series A Convertible Preferred Stock at the dividend rate of 12% per annum, and the actual number of Series A Conversion Shares will include the amount of accrued and unpaid dividends through the actual conversion date.

Assuming that the applicable Series B Conversion Price is $0.45, the 20,000 shares of Series B Convertible Preferred Stock that have been approved for issuance and sale by Fresh Vine’s board of directors would be convertible into approximately 4,444,444 Conversion Shares, which would represent approximately 21.8% of Fresh Vine common stock outstanding on a post-conversion basis. If, prior to any conversion, Fresh Vine common stock fails to continue to be listed or quoted for trading on a stock exchange, then the “Series B Conversion Price” thereafter will be the lesser of (i) $0.10, or (ii) the closing sale price of the common stock on the trading day immediately preceding the conversion date; provided that the Series B Conversion Price will not be less than a “Floor Price” of $0.05 (subject to standard adjustments based stock splits, stock dividends, stock combinations and the like). Assuming that the applicable Series B Conversion Price is equal to a Floor Price of $0.05, the 20,000 outstanding shares of Fresh Vine Preferred Stock would be convertible into approximately 40.0 million Conversion Shares, which would represent approximately 71.5% of Fresh Vine common stock outstanding on a post-conversion basis.

The issuance of Conversion Shares would result in significant dilution to the current holders of Fresh Vine common stock, and would afford current Fresh Vine stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of Fresh Vine or, if the merger is completed, a smaller percentage interest in the combine company. The Floor Price is subject to anti-dilution adjustments resulting from future oﬀerings of Fresh Vine common stock (or common stock equivalents) at a price less than the prevailing Conversion Price. Reductions in the Floor price is below $0.05 would result in further dilution to current holders of Fresh Vine common stock.

Effects of Non-Approval of Proposal Nos. 4 and 5

Full conversion the Fresh Vine Preferred Stock (including the Series A and Series B Convertible Preferred Stock) is a condition to the closing of the merger, and approval of Proposal Nos. 1, 2 and 3 are each conditioned upon the approval of each of Proposal Nos. 4 and 5. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 4 and 5.

If Proposal Nos. 4 and 5 are not approved, the merger will not be completed and the ability of the holders of Fresh Vine Preferred Stock to convert such Fresh Vine Preferred Stock into Fresh Vine common stock will continue to be limited by the applicable Exchange Share Cap and the Individual Holder Share Cap. The shares of Fresh Vine Preferred Stock that remain outstanding will:

•        continue to rank senior to the Fresh Vine common stock with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of Fresh Vine;

•        continue to have a liquidation preference that, upon any liquidation, dissolution or winding-up of Fresh Vine, entitles the holders of Fresh Vine Preferred Stock to (i) first receive out of the assets of Fresh Vine available for distribution to the Fresh Vine stockholders an amount equal to 150% times the Stated Value for each share of Fresh Vine Preferred Stock before any distribution or payment shall be made to the holders of any junior Fresh Vine securities, and (ii) then participate in the distribution of remaining assets with the holders of Fresh Vine common stock on an as-if-converted to common stock basis (disregarding for such purposes any conversion limitations under the Certificate of Designations for the Fresh Vine Preferred Stock); and

•        with respect to the Series A Convertible Preferred Stock, continue to accrue dividends at the dividend rate of 12% per annum, which dividends begin to become payable in cash (or in shares of Fresh Vine common stock valued at the lesser of (i) the then applicable Conversion Price, or (ii) 50% of the then current market price of the Fresh Vine common stock) commencing on July 31, 2024.

Considerations of the Fresh Vine Wine Board of Directors

Based on the Fresh Vine’s financial condition, results of operation, cash flow, liquidity, ongoing cash needs and potential alternative sources of capital at the times the 2023 Private Placement was being considered and the Series B Convertible Preferred Stock was created and approved for issuance and sale, the creation, issuance and sale of the Series A and Series B Convertible Preferred Stock presented Fresh Vine with an available opportunity to obtain financing necessary to continue operations and commence and pursue a combination transaction intended to increase stockholder value. After careful consideration of Proposal Nos. 4 and 5, the Fresh Vine board of directors determined that the Proposal Nos. 4 and 5 are advisable and in the best interest of Fresh Vine’s stockholders after considering a number of factors, including:

•        that approval of Proposal Nos. 4 and 5 are conditions to the completion of the merger;

•        the fact that the Fresh Vine Preferred Stock ranks senior to the Fresh Vine common stock as to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of Fresh Vine;

•        the rights of the holders of Fresh Vine Preferred Stock upon liquidation, dissolution, winding up of Fresh Vine to (i) first receive out of the assets of Fresh Vine available for distribution to the Fresh Vine stockholders an amount equal to 150% times the Stated Value for each share of Fresh Vine Preferred Stock before any distribution or payment shall be made to the holders of any junior Fresh Vine securities, and (ii) then participate in the distribution of remaining assets with the holders of Fresh Vine common stock on an as-if-converted to common stock basis (disregarding for such purposes any conversion limitations under the Certificate of Designations for the Fresh Vine Preferred Stock);

•        the benefit of having the Fresh Vine Preferred Stock convert into Fresh Vine common stock in connection with the merger, eliminating the obligation to accrue dividends on the Series A Convertible Preferred Stock in the amount of 12% per annum and to commence payment of accrued dividends on July 31, 2024 in cash (or in shares of Fresh Vine common stock valued at the lesser of (i) the then applicable Conversion Price, or (ii) 50% of the then current market price of the Fresh Vine common stock);

•        the fact that, for so long as the Fresh Vine Preferred Stock remains outstanding, the consent of the holders of a majority of the outstanding shares of Fresh Vine Preferred Stock is required to take specified actions, including actions with respect to (i) the creation of class or series of capital stock ranking senior to, or on a parity basis with, the Fresh Vine Preferred Stock as to certain rights;

•        the lack of ability (based on funds available and timing) of Fresh Vine to redeem or force the conversion (other than in connection with the merger following approval of Proposal Nos. 4 and 5) of the Fresh Vine Preferred Stock, and the possibility that the Fresh Vine Preferred Stock could remain outstanding indefinitely;

•        the potential risks associated with the Purchasers’ significant ownership percentage following the conversion of the Fresh Vine Preferred Stock, and the likelihood that the holders of Fresh Vine Preferred Stock would voluntarily convert their shares Fresh Vine Preferred Stock into Fresh Vine common stock prior to the completion of the merger; and

•        the fact that the holders of Fresh Vine common stock who did not participate in the 2023 Private Placement or the issuance and sale of the Series B Convertible Preferred Stock may be diluted and the value of Fresh Vine common stock may be diluted upon the conversion of the Fresh Vine Preferred Stock.

After evaluating these factors, the Fresh Vine board of directors determined that permitting the full conversion of the Fresh Vine Preferred Stock into shares of Fresh Vine common stock is fair, advisable and in the best interest of the Fresh Vine stockholders.

Vote Required

The affirmative vote of the holders of a majority of the shares of Fresh Vine common stock and Series B Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 4. The holders of Fresh Vine Series A Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series A Convertible Preferred Stock on Proposal No. 4, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of or as a dividend on Fresh Vine Series A Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 4.

The affirmative vote of the holders of a majority of the shares of Fresh Vine common stock and Series A Convertible Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote at the Fresh Vine special meeting will be required for approval of Proposal No. 5. The holders of Fresh Vine Series B Convertible Preferred Stock are not entitled to vote their shares of Fresh Vine Series B Convertible Preferred Stock on Proposal No. 5, and the shares of Fresh Vine common stock outstanding on the record date that were issued upon conversion of Fresh Vine Series B Convertible Preferred Stock, if any, will not be taken into account in tabulating the results of Proposal No. 5.

Neither Proposal No. 4 nor 5 is conditioned on the approval of any other proposal. However, Proposal Nos. 1, 2, 3 and 6 are each conditioned upon the approval of Proposal Nos. 4 and 5. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 4 and 5.

Recommendation of Fresh Vine Board of Directors

THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NOS. 4 AND 5 TO APPROVE, FOR PURPOSES COMPLYING WITH SECTION 713(A) AND SECTION 713(B) OF THE NYSE AMERICAN COMPANY GUIDE, THE ISSUANCE UPON CONVERSION OR EXCHANGE OF FRESH VINE PREFERRED STOCK OF SHARES OF FRESH VINE COMMON STOCK IN EXCESS OF THE APPLICABLE “EXCHANGE SHARE CAP” AND “INDIVIDUAL HOLDER SHARE CAP” LIMITATIONS PROVIDED FOR IN THE CERTIFICATES OF DESIGNATION OF THE FRESH VINE PREFERRED STOCK.

Proposal No. 6:    Approval, pursuant to Section 78.565 of the Nevada Revised Statutes, of a sale of the assets comprising the Fresh Vine legacy wine production business, which sale is a condition to the closing of the transactions contemplated by the Merger Agreement and may be considered to be a sale of all of the Company’s property and assets (the “Legacy Business Sale Proposal”).

Pursuant to the Merger Agreement, on or before the closing of the merger, and as a condition to such closing of the merger, Fresh Vine shall have engaged in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business, and, in connection therewith, shall have caused any and all known obligations or liabilities associated with the assets or conduct of the Fresh Vine legacy business operations to be satisfied, which we refer to as the Fresh Vine legacy transaction.

Under Section 78.565 of the NRS, a sale, lease or exchange all of a corporation’s property and assets, including its goodwill and its corporate franchises, is required to be approved by the affirmative vote of stockholders holding stock in such corporation entitling them to exercise at least a majority of the voting power. If the Fresh Vine legacy transaction is structured as a sale, license, transfer, disposition or divestiture of Fresh Vine’s current wine production business, such transaction may be considered to be a sale of all of Fresh Vine’s property and assets that would require approval by Fresh Vine’s stockholders. Therefore, at the Fresh Vine special meeting, Fresh Vine stockholders will be asked to consider and vote upon a proposal to approve, pursuant to Section 78.565 of the Nevada Revised Statutes, the sale of the assets comprising the Fresh Vine legacy wine production business.

Although Fresh Vine has engaged in discussions with potential acquirers of the Fresh Vine legacy business, an acquirer has not yet been identified and the terms and conditions on which Fresh Vine may sell or otherwise dispose of the Fresh Vine legacy business have not been established.

If and when an acquirer has been identified and the terms and conditions of a Fresh Vine legacy transaction have been established, Fresh Vine intends to disclose such information, in advance of the Fresh Vine special meeting, so that Fresh Vine stockholders may make an informed decision regarding Proposal 6.

Vote Required

The affirmative vote of the holders of a majority of the voting power of all shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date is required for approval of Proposal 6. Abstentions will have the same effect as votes “AGAINST” Proposal No. 6. Proposal No. 6 is conditioned upon the approval of Proposal Nos. 1, 2, 3, 4 and 5, and the merger cannot be consummated without the approval of Proposal No. 6.

Recommendation of Fresh Vine Board of Directors

IF AND WHEN THE TERMS AND CONDITIONS OF THE FRESH VINE LEGACY TRANSACTION ARE STABLISHED, THE FRESH VINE BOARD OF DIRECTORS EXPECTS THAT IT UNANIMOUSLY RECOMMEND THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO APPROVE SUCH FRESH VINE LEGACY TRANSACTION.

Proposal No. 7:    Approval of an amendment to the Fresh Vine 2021 Equity Incentive Plan to increase the total number of shares of Fresh Vine common stock available for issuance under that plan to 5,000,000 shares (after giving effect to the reverse stock split, which amount is in additional to shares reserved for issuance under outstanding awards) (the “Equity Plan Amendment Proposal”);

Background

Fresh Vine’s 2021 Equity Incentive Plan (the “Plan”) was approved by Fresh Vine’s stockholders in December 2021. The number of shares of Fresh Vine common stock initially authorized for issuance under the Plan was 1,800,000. Currently, 69,892 shares of common stock are reserved pursuant to outstanding awards under the Plan and 1,091,841 shares are available for further awards under the Plan.

If the Reverse Stock Split is approved at the Fresh Vine special meeting and implemented within the range contemplated, and the merger is completed, the number of shares of Fresh Vine common stock available under the Plan will be severely limited. The Fresh Vine board of directors believes that the Plan will play an important role in the combined company’s human resource and business strategy by allowing it to continue to appropriately attract, motivate, and retain experienced and highly qualified individuals who are in a position to contribute materially to the success and long-term objectives of the combined company. The Fresh Vine and Notes Live boards of directors believes that stock-based compensation fosters and strengthens a sense of proprietorship and personal involvement in the combined company’s success. By holding a personal stake in the combined company, these individuals are encouraged to devote their best efforts towards the achievement of the combined company’s business objectives and success, thereby advancing the interests of the combined company and its stockholders. With the approval of the proposed amendment to the Plan (the “Amendment”), the combined company will be able to use equity in its compensation arrangements, and will have an array of equity award design alternatives available to use in structuring those arrangements. The combined company is not proposing that any shares be awarded to any specific individuals at this time.

Fresh Vine’s board of directors has approved a proposal to amend the Plan to increase the share reserve by providing that, after giving effect to the Reverse Stock Split (at such ratio as approved by the board of directors in its discretion within the range approved by Fresh Vine’s stockholders (and subject such approval)), the number of shares authorized and reserved for issuance under the Plan for future awards will be 5,000,000. Based on 69,892 shares currently reserved for issuance under existing equity incentive awards, and after giving effect to the Reverse Stock Split based on an assumed reverse split ratio of 1-for-15, the number of shares of Fresh Vine common stock to be authorized as and reserved for issuance under the Plan will be 5,004,660. The actual number of shares of Fresh Vine common stock to be authorized as and reserved for issuance under the Plan will be adjusted to reflect the actual reverse split ratio.

Below is a summary of the Plan, which is qualified entirely by reference to the complete text of the Plan, a copy of which is filed as an exhibit to the registration statement of which this proxy statement/prospects forms a part, and to the proposed amendment to the Plan attached as Annex G to this proxy statement/prospectus.

Description of the Plan

General.    The purpose of the Plan is to increase stockholder value and to advance the Company’s interests by furnishing a variety of economic incentives (“Incentives”) designed to attract, retain and motivate employees, certain key consultants and directors. Incentives may be granted to employees (including officers) of Fresh Vine or its subsidiaries, members of the board, and consultants or other independent contractors who provide services to Fresh Vine or its subsidiaries, in the following forms: (a) incentive stock options and non-statutory stock options; (b) stock appreciation rights (“SARs”); (c) stock awards; (d) restricted stock; restricted stock units and performance awards.

Shares Subject to the Plan.    Subject to adjustment, the number of shares of common stock which may be issued under the Plan pursuant to future awards if the Amendment is adopted shall not exceed 5,000,000 shares (after giving effect to the Reverse Stock Split (at such ratio as approved by the board of directors in its discretion within the range approved by Fresh Vine’s stockholders (and subject such approval)). In addition, the 69,892 shares of Fresh Vine common stock currently reserved for issuance under existing equity incentive awards will also be approved for issuance under the Plan, but will be appropriately reduced to give effect to the Reverse Stock Split. After giving effect to the Reverse Stock Split at an assumed reverse split ratio of 1-for-15, the number of shares of Fresh Vine common stock to be authorized as and reserved for issuance under the Plan will be 5,004,660. The actual number of shares of Fresh Vine common stock to be authorized as and reserved for issuance under the Plan will be adjusted to reflect the actual reverse split ratio. If an Incentive granted under the Plan expires or is terminated or canceled unexercised as to any shares of Fresh Vine common stock or forfeited or reacquired by Fresh Vine pursuant to rights reserved upon issuance thereof, such forfeited and reacquired shares may again be issued under the Plan pursuant to another Incentive.

Administration.    The Plan is administered by Fresh Vine’s board of directors or by a stock option or compensation committee (the “Committee”) of the Board of Directors. The Committee shall consist of at least one director of Fresh Vine and shall be appointed from time to time by Fresh Vine’s Board of Directors. Each member of the Committee shall be (a) a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 (including the regulations promulgated thereunder, the “1934 Act”) (a “Non-Employee Director”), and (b) shall be independent directors under listing rules of the NYSE American or, if Fresh Vine is no longer listed on the NYSE American, then any national securities exchange on which Fresh Vine’s common stock may be listed. The Committee shall have complete authority to award Incentives under the Plan, to interpret the Plan, and to make any other determination which it believes necessary and advisable for the proper administration of the Plan. If at any time there is no stock option or compensation committee, the term “Committee”, as used in the Plan, shall refer to the Fresh Vine’s Board of Directors. The Committee or the Board of Directors may delegate to one or more officers the authority to do one or both of the following (i) designate employees who are not officers to be recipients of stock options (and, to the extent permitted by applicable law, other Incentives) and, to the extent permitted by applicable law, the terms of such Incentives (which need not be identical), and (ii) determine the number of shares of Fresh Vine common stock to be subject to such Incentives; provided, however, that (y) the Committee or Board of Director resolutions regarding such delegation shall specify the maximum number of shares of Fresh Vine common stock that may be subject to Incentives granted by such officer(s) during any fiscal year, as well as any other limitations on such officer’s authority, and (z) that such officer may not grant an Incentive to himself or herself. Any such Incentives will be granted on the form of Incentive agreement most recently approved for use by the Committee or the Board of Directors, unless otherwise provided in the resolutions approving the delegation authority. The officer(s) shall report each Incentive granted pursuant to such delegation of authority at the first meeting of Fresh Vine’s Board of Directors (or, if applicable, the Committee) following the date of such grant.

Description of Incentives

Stock Options.    The Committee may grant non-qualified and incentive stock options to eligible employees to purchase shares of Fresh Vine common stock. The Plan confers on the Committee discretion, with respect to any such stock option, to determine the term of each option, the time or times during its term when the option becomes exercisable and the number and purchase price of the shares subject to the option. However, the option price per share may not be less than the fair market value of Fresh Vine’s common stock on the grant date, and the term of each option shall not exceed ten years and one day from the grant date. With respect to stock options which are intended to qualify as “incentive stock options” (as defined in Section 422 of the Internal Revenue Code), the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time cannot exceed $100,000. All incentive stock options must be granted within ten years from the earlier of the date of the Plan’s adoption by the Fresh Vine Board of Directors or approval by Fresh Vine’s stockholders.

Stock Appreciation Rights.    A stock appreciation right or “SAR” is a right to receive, without payment to Fresh Vine, a number of shares, cash or any combination thereof, the amount of which is equal to the aggregate amount of the appreciation in the shares of Fresh Vine common stock as to which the SAR is exercised. The Committee has the discretion to determine the number of shares as to which a SAR will relate as well as the duration and exercisability of a SAR. The exercise price may not be less than the fair market value of the Fresh Vine common stock on the grant date.

Stock Awards.    Stock awards consist of the transfer by Fresh Vine to an eligible participant of shares of Fresh Vine common stock, with or without other payment, as additional compensation for services to Fresh Vine. The number of shares transferred pursuant to any stock award is determined by the Committee.

Restricted Stock.    Restricted stock consists of the sale or transfer by Fresh Vine to an eligible participant of one or more shares of Fresh Vine common stock that are subject to restrictions on their sale or other transfer by the participant which restrictions will lapse after a period of time as determined by the Committee. If restricted stock is sold to a participant, the sale price will be determined by the Committee, and the price may vary from time to time and among participants and may be less than the fair market value of the shares at the date of sale. Subject to these restrictions and the other requirements of the Plan, a participant receiving restricted stock shall have all of the rights of a stockholder as to those shares.

RSUs.    Restricted stock units represent the right to receive one share of Fresh Vine common stock at a future date that has been granted subject to terms and conditions, including a risk of forfeiture, established by the Committee. Dividend equivalents may be granted with respect to any amount of RSUs and either paid at the dividend payment date in cash or in shares of unrestricted stock having a fair market value equal to the amount of such dividends, or deferred with respect to such RSUs and the amount or value thereof automatically deemed reinvested in additional RSUs until the time for delivery of shares pursuant to the terms of the restricted stock unit award. RSUs may be satisfied by delivery of shares of stock, cash equal to the fair market value of the specified number of shares covered by the RSUs, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

Performance Awards.    A performance award is a right to either a number of shares of Fresh Vine common stock, their cash equivalent, or a combination thereof, based on satisfaction of performance goals for a particular period. The right of a participant to exercise or receive a grant or settlement of any Incentive, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee (such an Incentive is referred to as a “Performance Award”). The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to change the amounts payable under any Incentive subject to performance conditions.

Transferability of Incentives.    Incentives granted under the Plan may not be transferred, pledged or assigned by the holder thereof except, in the event of the holder’s death, by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. However, non-qualified stock options may be transferred by the holder thereof to certain family members or related entities.

Duration, Termination and Amendment of the Incentive Plan and Incentives.    The Plan will remain in effect until all Incentives granted under the Plan have been satisfied or terminated and all restrictions on shares issued under the Plan have lapsed.

The Plan shall terminate no later than ten (10) years from the date of the later of (x) December 9, 2021 (the “Effective Date” of the Plan) and (y) the date an increase in the number of shares reserved for issuance under the Plan is approved by Fresh Vine’s Board of Directors (so long as such increase is also approved by Fresh Vine’s stockholders). The Fresh Vine Board of Directors may amend or discontinue the Plan at any time. However, no such amendment or discontinuance may adversely change or impair a previously granted Incentive without the consent of the recipient thereof. Certain Plan amendments require stockholder approval, including amendments which would increase the maximum number of shares of common stock which may be issued to all participants under the 2012 Plan, change the class of persons eligible to receive Incentives under the Plan, or materially increase the benefits accruing to participants under the Plan. Generally, the terms of an existing Incentive may be amended by agreement between the Committee and the participant. However, in the case of a stock option or SAR, no such amendment shall (a) without stockholder approval, lower the exercise price of a previously granted stock option or SAR when the exercise price per share exceeds the fair market value of the underlying shares in exchange for another Incentive or cash or take any other action with respect to a stock option that may be treated as a re-pricing under the federal securities laws or generally accepted accounting principles, or (b) extend the term of the Incentive, with certain exceptions.

Effect of Sale, Merger, Exchange or Liquidation.    Unless otherwise provided in the agreement for an Incentive, in the event of an acquisition of Fresh Vine through the sale of substantially all of Fresh Vine’s assets or through a merger, exchange, reorganization or liquidation or a similar event, the Committee has broad discretion to take any and all action it deems equitable under the circumstances, including but not limited to terminating the Plan and all Incentives and issuing to the holders of outstanding vested options and SARs the stock, securities or assets they would have received if the Incentives had been exercised immediately before the transaction, or other specified actions.

Plan Benefits

The amount and timing of all awards under the Plan are determined in the sole discretion of the Committee and therefore cannot be determined in advance. As a result, the total benefits that will be received by any particular person or group under the Plan are not determinable at this time.

Vote Required

The affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote on the matter is required for approval of Proposal No. 7. Abstentions will have no effect on Proposal No. 7. Proposal No. 7 is conditioned upon the approval of Proposal Nos. 1, 2, 3, 4, 5 and 6.

Recommendation of Fresh Vine Board of Directors

THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO APPROVE THE AMENDMENT TO THE PLAN TO INCREASE THE RESERVE OF SHARES OF COMMON STOCK AUTHORIZED FOR ISSUANCE THEREUNDER.

Proposal No. 8:    Approval of possible adjournment of the Fresh Vine special meeting

At the Fresh Vine special meeting, Fresh Vine stockholders will be asked to consider and vote upon a proposal to approve one or more adjournments of the Fresh Vine special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, 5, 6 and 7, or if there is not a quorum at the Fresh Vine Special Meeting.

If the number of shares of Fresh Vine common stock present or represented by proxy at the Fresh Vine special meeting voting in favor of Proposal Nos. 1, 2, 3, 4, 5, 6 or 7 is insufficient to approve such proposal at the time of the Fresh Vine special meeting, then Fresh Vine may move to adjourn the Fresh Vine special meeting in order to enable the Fresh Vine board of directors to solicit additional proxies in respect of such proposals. In that event, Fresh Vine stockholders will be asked to vote only upon the adjournment proposal, Proposal No. 8, and not on any other proposal. Additionally, we may seek to adjourn the Fresh Vine special meeting if a quorum is not present.

If Fresh Vine stockholders approve Proposal No. 8, Fresh Vine could adjourn the Fresh Vine special meeting and any reconvened session of the Fresh Vine special meeting and use the additional time to solicit additional proxies, including proxies from stockholders that have previously returned properly executed proxies voting against the approval of Proposal Nos. 1, 2, 3, 4, 5, 6 or 7. Among other things, approval of Proposal 8 could mean that, even if Fresh Vine stockholders submitted proxies representing a sufficient number of votes against the approval of Proposal Nos, 1, 2, 3, 4, 5, 6 or 7, such that such proposals would be defeated, the Fresh Vine special meeting could be adjourned without a vote on the approval of such proposals and seek to convince the holders of those shares to change their votes to votes in favor of such proposals.

Fresh Vine currently does not intend to propose adjournment at the Fresh Vine special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, 4, 5, 6 and 7.

Vote Required

The affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine common stock and Fresh Vine Preferred Stock outstanding on the record date and present in person or represented by proxy and entitled to vote on the matter is required for approval of Proposal No. 8. Abstentions will have no effect on Proposal No. 8.

Recommendation of Fresh Vine Board of Directors

THE FRESH VINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRESH VINE STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO APPROVE THE ADJOURNMENT OF THE FRESH VINE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3, 4, 5, 6 OR 7.

FRESH VINE BUSINESS

Overview

Fresh Vine Wine, Inc. (referred to in this report as “we,” “us,” “our” “Fresh Vine Wine,” “Fresh Vine” and the “Company”) is a premier producer of low carb, low calorie, premium wines in the United States. Founded in 2019, Fresh Vine Wine brings an innovative “better-for-you” solution to the wine market. Offering bold, crisp, and creamy wines that embody health, warmth, and a deeper connection to wellness and an active lifestyle, we offer a unique and innovative collection of today’s most popular varietals. We currently sell seven proprietary varietals: Cabernet Sauvignon, Pinot Noir, Chardonnay, Sauvignon Blanc, Rosé, Sparkling Rosé, and a limited Reserve Napa Cabernet Sauvignon. All varietals have been produced and bottled in Napa, California.

Recent Developments — Anticipated Merger with Notes Live, Inc.

On January 25, 2024, we, FVW Merger Sub, Inc., a Colorado corporation and our wholly-owned subsidiary (“Merger Sub”), and Notes, Live, Inc., a Colorado corporation (“Notes Live”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

Notes Live is a Colorado-based live entertainment and hospitality company that currently operates entertainment campuses in both the Colorado Springs, Colorado, and Atlanta, Georgia metropolitan areas. Notes Live is also in the process of developing its crown-jewel, the Sunset Amphitheater collection, a set of luxury outdoor amphitheaters designed to set a new standard in entertainment. The flagship Sunset amphitheater location in Colorado Springs is in development and scheduled to open in August of 2024. Additional amphitheaters have also been announced by Notes Live in Oklahoma City and Broken Arrow, Oklahoma, and it has plans to expand into the North Texas market.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (i) each then outstanding share of Notes Live common stock (collectively, “Notes Live common stock”) (which comprises all of Notes Live’s outstanding capital stock) will be converted into the right to receive a number of shares of Fresh Vine common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (ii) each then outstanding warrant to purchase Notes Live common stock will be exchanged (or otherwise amended) for a warrant exercisable (at an exercise price adjusted to reflect to the Exchange Ratio) to acquire that number of shares of Fresh Vine common stock equal to the number of warrant shares multiplied by the Exchange Ratio, and (iii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the Merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the Exchange Ratio. Each share of Fresh Vine common stock and each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the Merger will remain outstanding in accordance with its terms and such shares of Fresh Vine common stock, options and warrants will be unaffected by the Merger (subject adjustment based on the proposed Reverse Stock Split described below).

The Exchange Ratio will be calculated using a formula intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company based on agreed upon relative valuations of Fresh Vine and Notes Live in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in a private offering of Notes Live securities being conducted by Notes Live as of the date of the Merger Agreement (the “Notes Live Financing”); and

•        the Fresh Vine Valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but not giving effect to the previously disclosed $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the subject transaction (the “Fresh Vine Equity Investment”)).

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-Merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-Merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the Merger at a ratio that results in the Fresh Vine common stock satisfying the initial listing standards of the NYSE American stock exchange (the “NYSE American”) and the exchange ratio in the Merger being as near to one as reasonably practicable (i.e., so that each share of Notes Live capital stock will be exchanged in the Merger for approximately one share of Fresh Vine common stock) (the “Reverse Stock Split”).

At the effective time of the Merger, the board of directors of Fresh Vine is expected to consist of seven members, all of whom will be designated by Notes Live.

Each of Fresh Vine and Notes Live has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (a) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (b) non-solicitation of alternative acquisition proposals, (c) Fresh Vine filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form S-4 to register the shares of Fresh Vine common stock to be issued in connection with the Merger (the “Registration Statement”), (d) Notes Live obtaining shareholder approval for the adoption of the Merger Agreement and the transaction contemplated thereby, (e) Fresh Vine calling, giving notice of and holding the Fresh Vine Shareholder Meeting (as defined below), (f) Fresh Vine and Notes Live using reasonable best efforts to file or otherwise submit applications, notices, reports and other documents reasonably required to be filed or otherwise submitted to any governmental authority with respect to the transactions contemplated by the Merger Agreement, (g) Fresh Vine using commercially reasonable efforts to maintain the existing listing of Fresh Vine common stock on the NYSE American and to obtain approval of the listing of the combined company’s common stock on the NYSE American, and (h) Fresh Vine and Notes Live using commercially reasonable efforts to coordinate with respect to compliance with NYSE American rules and regulations. In addition, the Merger Agreement requires that, on or prior to the closing of the Merger, Fresh Vine shall engage in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business (the “Fresh Vine Legacy Business”), or the sale, license, transfer, disposition, divestiture or other monetization transaction or other disposition of the assets comprising the Fresh Vine Legacy Business and in connection therewith causing any and all known obligations or liabilities associated with such assets and the conduct of the Fresh Vine Legacy Business operations to be satisfied (the “Fresh Vine Legacy Transaction”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by Fresh Vine stockholders of the Fresh Vine Shareholder Matters (as defined below), (b) approval by Notes Live shareholders of, among other things, the adoption of the Merger Agreement, (c) the effectiveness of the Registration Statement, (d) NYSE American’s approval of the listing of the shares of Fresh Vine common stock to be issued in connection with the Merger (under the ticker symbol “VENU”), and, if applicable, NYSE American’s approval of an initial listing application for the combined company, (e) if applicable, the completion of required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the expiration or termination any waiting period applicable to the consummation of the Merger, (f) the absence of material adverse effects impacting Fresh Vine or Notes Live, (g) Fresh Vine having cash, cash equivalent assets or other liquid assets at the closing of the Merger in an amount that equals or exceeds the Net Cash Target, and having no liabilities on its balance sheet or unpaid or unsatisfied obligations that will require a cash expenditure by Fresh Vine after the effective time of the Merger, (h) the absence of dissenting Notes Live shareholders, and (i) the entry by Notes Live into lock-up and leak-out arrangements with its shareholders to its satisfaction. In addition, the closing of the Merger is conditioned upon Fresh Vine having completed the Fresh Vine Legacy Transaction, or discontinued the Fresh Vine Legacy Business, in a manner reasonably acceptable to Notes Live. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including without limitation regarding the accuracy of the representations and warranties of the other party and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains certain termination rights of each of Fresh Vine and Notes Live. Upon termination of the Merger Agreement under specified circumstances, Fresh Vine may be required to pay Notes Live a termination fee of $1.0 million and/or reimburse Notes Live’s expenses up to a maximum of $500,000, and Notes Live may be required to pay Fresh Vine a termination fee of $1.0 million, reimburse Fresh Vine’s expenses up to a maximum of $500,000, and/or, at the election of Fresh Vine, redeem the Fresh Vine Equity Investment at the same price per share as the purchase price paid by Fresh Vine therefor.

In connection with the Merger, Fresh Vine expects to seek the approval of its stockholders for, among other things, (a) the issuance of the shares of Fresh Vine common stock issuable in connection with the Merger and the change of control of Fresh Vine resulting from the Merger pursuant to the rules of the NYSE American, (b) amendments to the Fresh Vine Articles of Incorporation to change the name of Fresh Vine to “Notes Live Holding Corp.” and, solely if doing so will not violate the rules and regulations of NYSE American, cause its authorized common stock to be divided into two or more separate classes or series, (c) an amendment to the Fresh Vine Articles of Incorporation to effect the Reverse Stock Split; (d) upon conversion or exchange of Fresh Vine Series A Convertible Preferred Stock, the issuance of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock, (e) the liquidation, spinning-out, distribution, or other disposition or discontinuance of the Fresh Vine Legacy Business, and (f) any other proposal to be agreed upon by Fresh Vine and Notes Live in furtherance of the transactions contemplated by the Merger Agreement (collectively, the “Fresh Vine Shareholder Matters” and such meeting, the “Fresh Vine Shareholder Meeting”).

The transactions contemplated by the Merger Agreement are anticipated to close in June 2024, subject to approval by Fresh Vine’s stockholders, and the satisfaction or waiver of various additional closing conditions.

The preceding summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to our Current Report on Form 8-K filed January 29, 2024 and which is incorporated herein by reference. The Merger Agreement is not intended to provide factual information about Fresh Vine or Notes Live or to modify or supplement any factual disclosures about Fresh Vine in this report of its other public filings with the SEC. The Merger Agreement includes representations, warranties and covenants of Fresh Vine, Notes Live and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Fresh Vine, Notes Live or any of their respective affiliates.

Important Additional Information

In connection with the proposed transaction, Fresh Vine will file materials with the SEC, including a registration statement on Form S-4 (Form S-4), which will include a document that serves as a proxy statement/prospectus of Fresh Vine and an information statement of Notes Live, and other documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the Form S-4, the proxy statement/prospectus and other materials filed by Fresh Vine with the SEC free of charge from the SEC’s website at www.sec.gov or from Fresh Vine at the SEC Filings section of https://ir.freshvinewine.com/invest/.

Our Existing Business

We are a premier producer of low carb, low calorie, premium wines in the United States. Founded in 2019, Fresh Vine Wine brings an innovative “better-for-you” solution to the wine market. Offering bold, crisp, and creamy wines that embody health, warmth, and a deeper connection to wellness and an active lifestyle, we offer a unique and innovative collection of today’s most popular varietals. We currently sell seven proprietary varietals: Cabernet Sauvignon, Pinot Noir, Chardonnay, Sauvignon Blanc, Rosé, Sparkling Rosé, and a limited Reserve Napa Cabernet Sauvignon. All varietals have been produced and bottled in Napa, California.

Our wines are focused on the affordable luxury segment. Importantly, our wines stand out in the luxury wine market because they address the preferences of our target demographic of consumers with moderate to affluent income and with a desire to pursue a healthy and active lifestyles for a low-calorie, low-carb, gluten-free product, while concurrently delivering the quality and taste profile of a premium wine brand. This allows us to position our wines in the “better for you” segment that seeks to appeal to consumers’ emphasis on a healthy lifestyle. While we believe our product offerings have mass appeal among all consumers of affordable luxury wines, we have positioned the Fresh Vine Wine brand as a complement to the healthy and active lifestyles of younger generation wine consumers.

Our core wine offerings are priced strategically to appeal to mass markets and sell at a list price between $15 and $25 per bottle — price points that support a premium product strategy, appeal to mass markets, and allow us to offer significant value across all consumer distribution channels. Given the Fresh Vine Wine brand’s “better-for-you” appeal and overall product quality, we believe that it presents today’s consumers with a unique value proposition within this price category.

As a testament to the quality of our varietals, in September 2022 we announced that The Tasting Panel Magazine and The Somm Journal, two highly regarded wine publications, had awarded Fresh Vine Wine’s California Cabernet Sauvignon, 2020 Vintage, a 92 Rating (out of 100). This is the second of our varietals to receive a 92 Rating during 2022, with our Limited Reserve Napa Cabernet Sauvignon receiving a Rating of 92 from James Suckling, regarded as one of the world’s most influential wine critics, in July. Also, in July 2022, our 2020 California Pinot Noir and California 2021 Rosé varietals were awarded Bronze Medals by TEXSOM. In 2022, Fresh Vine Wine varietals were recognized by various industry authorities with a total of 16 separate awards.

Our wines are distributed across the United States and Puerto Rico through wholesale, retail, and direct-to-consumer (DTC) channels. We are able to conduct wholesale distribution of our wines in all 50 states and Puerto Rico, and we are licensed to sell through DTC channels in 43 states. As of December 31, 2023, we hold active relationships with wholesale distributors in 50 states. We are working with leading distributors, including Southern Glazer’s Wine & Spirits (SGWS), Johnson Brothers, and Republic National Distributing Company (RNDC), to continue and expand our presence across the contiguous United States.

Our DTC channel enables us to sell wine directly to the consumer at full retail prices. Although these prices are consistent with our suggested retail prices (SRPs), we incur two mark-ups of approximately 30% each for our distributor and retail partners when selling wine through our wholesale distribution channel, therefore directly reducing our revenue and margins. Because the DTC channel provides significantly higher margins than sales generated through wholesale distributors, we intend to further invest in DTC capabilities to ensure it remains an integral part of our business. We also believe continued investment in DTC technologies and capabilities are critical to maintaining an intimate relationship with our customers, which is becoming increasingly digital. In addition, we also sell through alternative DTC sales platforms, such as ecommerce marketplaces, product aggregators and virtual distributors, all of which have experienced significant recent growth, as well as sales through home delivery services.

We do not own or operate any vineyards. Instead of cultivating our own grapes, we have used Fior di Sole, a third-party supplier, to source grapes. This allows us to leverage our supplier’s broad network of vendor relationships and purchasing power to negotiate favorable cost structures. Because our supplier procures product inputs on our behalf, including bulk juice, we do not currently engage directly with grape growers (“growers”) or bulk distributors of juice (“bulk distributors”). As a result, we have limited front-end supply chain visibility. This is a strategy by design that we believe provides us with access to diversified growers and large distributors, which reduces our reliance upon any single vendor and mitigates our exposure to droughts, wildfires, spoilage, contamination and other supply side risks common to the wine industry.

Our supplier procures grapes and/or juice for our existing varietals from California. This juice is then stored in Napa until time of production, at which point it is made available for blending and bottling processes at our Napa Valley production and bottling facility. This is significant in that both blending and bottling must occur within Napa to be considered produced and bottled in Napa — a distinctive product attribute that adds significant production value to our brand in the eyes of consumers. However, wine produced by the Company will only be labelled with a Napa Valley appellation of origin if it is produced from grapes grown in the Napa Valley American Viticultural Area (AVA). The labels for the Company’s core wines identify California as the appellation of origin.

Our asset-light operating model allows us to utilize third-party assets, including land and production facilities. This approach helps us mitigate many of the risks associated with agribusiness, such as isolated droughts or fires. Because we source product inputs from multiple geographically dispersed vendors, we reduce reliance on any one vendor and benefit from broad availability/optionality of product inputs. This is particularly important as a California-based wine producer where droughts or fires can have an extremely detrimental impact to a company’s supply chain if not diversified.

Our Strengths

Differentiated Product Offerings — Premium, Napa Valley Wines within the “Better-For-You” Segment

We offer wines that are differentiated from those sold by other wine producers operating within the better-for-you segment of the affordable luxury category based on our premium quality, our association with an award-winning winemaker and our Napa Valley based state of the art production.

•        Premium Wines.    Premium wines are differentiated from other varietals based on consumers’ perception and expectation that they are of exceptional quality. We have developed a proprietary winemaking process that produces superior quality and taste in the affordable luxury wine category based on consumer preferences data, direct consumer feedback and careful market research. Importantly, our current wines stand out in the luxury wine market because they address consumers’ growing preference for a less-calorie, less-carb, less sugar and gluten-free option, while concurrently delivering the quality and taste profile of a premium wine brand.

•        Award-Winning Winemaker.    We conducted an international search to find an accomplished winemaker who shared the Fresh Vine Wine vision and have entered into an agreement with Jamey Whetstone, an established, award winning winemaker from Napa Valley, to develop our wines. Consulting with the Fresh Vine Wine brand compliments Mr. Whetstone’s lifestyle as an active surfer, skier, and all-around outdoorsman. His passion for winemaking is mirrored by his passion for adventure, and he too wanted to create a better-for-you wine that customers can be proud to bring to the table for any occasion. We believe it is unique for a high-profile winemaker like Mr. Whetstone to attach his name and reputation to a brand in the better-for-you wine segment, and we believe that Mr. Whetstone’s association with our brand increases consumer awareness and speaks to the quality of our varietals.

•        Produced and Bottled in Napa Valley.    Importantly, we are able to market our wines as being produced and bottled in Napa Valley, California. We believe that this designation impacts consumption decisions of many wine drinkers, as Napa Valley-produced wines are considered by many to be a sign of superior production quality. However, wine produced by the Company will only be labelled with a Napa Valley appellation of origin if it is produced from grapes grown in the Napa Valley American Viticultural Area (AVA). The labels for the Company’s existing wines identify California as the appellation of origin. Currently, this only applies to our Reserve wine.

Capital-Efficient and Scalable Operational Structure

We have strategically structured our organization and operations to minimize our capital investment requirements while maintaining flexibility to rapidly scale our production capabilities to meet consumer demands. We do this by utilizing internal capabilities while leveraging a network of reputable third-party providers with industry experience and expertise that we use to perform various functions falling outside our internal core competencies.

Production and Bottling on an Alternating Proprietorship Basis

We contracted with Fior di Sole, an industry leading packaging innovation and wine production company based in Napa Valley, California, to serve as a “host winery” and to occupy a portion of its production and warehouse facility and utilize its production equipment on an alternating proprietorship basis. Under this arrangement, we used capacity at Fior di Sole’s production facility at times mutually convenient to us and Fior di Sole to produce and bottle our wines for an initial set-up fee and a recurring monthly fee. Fior di Sole was responsible for keeping its production equipment in good operating order. When the alternating Premises was operated by or used on behalf of our Company, it was operated pursuant to our federal basic permit and California winegrower’s license. Under our agreement with Fior di Sole, we were solely responsible for managing and conducting our own winemaking activities and we made all production decisions relating to our wines. However, we could have requested the use of Fior di Sole’s personnel to perform crush, fermentation, blending, cellar, warehousing, barrel topping and/or bottling services for additional fees. This arrangement had allowed us to commence our operations and build the Fresh Vine Wine brand without having to incur the considerable overhead costs involved with the purchase or full-time lease of a production facility. The term of the agreement commenced in July 2019, had an initial term of one year and automatically renews for additional one-year terms unless either party provides 90 days written notice to the other of its intent to terminate at the end of the then current term. Either party may terminate the agreement upon 30 days written notice if the other party is in violation of any law or regulation that renders it impossible to perform its obligations under the agreement for a period of greater than 30 days, makes an assignment for the benefit of creditors or files for bankruptcy protection, or is in material breach of its obligations under the agreement and such failure to perform is not cured within 30 days of written notice from the other party.

Fior di Sole also provided us with capacity juice and blends, finishes, bottles, stops, labels and packages our wine, which reduced our internal overhead expenses and allowed us to benefit from that company’s increased purchasing power. Fior di Sole provided these services on a purchase order basis, which purchase orders were subject to the parties’ mutual agreement and governed by a Custom Winemaking and Bottling Agreement. This agreement outlined the schedule for placing orders, the responsibility and schedule for delivery of production materials, procedures for establishing the wine bottling date and delivery date. We were required to remit 20% of the amount due for wine produced, bottled and packaged pursuant to this agreement upon our submission of a purchase order. The payment advance was used by Fior Di Sole to reserve or procure materials on our behalf with additional vendors for bottles, boxes, corks, labels, juice, and other inputs. We, or our winemaker on our behalf, oversaw the production at the winery and approved all components and aspects of the production process. The balance of the amount due for wine produced, bottled and packaged (the remaining 80%) was due following our quality review and acceptance of the finished product. This agreement was terminated in December 2023.

Licensing, Tax and Regulatory Compliance

We have contracted with a third-party to manage our regulatory licensing and compliance activities. We maintain licenses that enable us to distribute our wine to all 50 states, and to sell direct-to-consumer from our e-commerce website in 48 states. We currently utilize software tools available to the industry and work with our license compliance service provider to navigate and manage the complex state-by-state tax and other regulations that apply to our operations in the beverage alcohol industry. This has enabled us to reduce the administrative burden of tax compliance, reporting and product registration.

We believe that leveraging our network of supply chain and compliance partners, consultants and service providers enables us to avoid potential costly and lengthy delays on nearly every aspect of our business, from grapes to packaging materials, and will accelerate our return on capital due to our limited need to procure expensive equipment, real estate, and other capital-intensive resources.

Sales and Marketing Strategy

Omni-Channel Marketing Approach

Today’s consumers interact with brands through many channels, from traditional media to social media and other digital channels, and through various in-person and online purchasing methods. In order to build the visibility of our brand and create a grassroots consumer following to support our DTC distribution channel, we have employed a strategic omnichannel marketing approach that we believe allows us to engage with our target consumers on their terms to expand and deepen their recognition of our brand. In addition to other mass market promotional activities, our marketing strategy also utilizes modern techniques, efficiency measures, and channels not commonly seen in the wine industry, including a combination of social media lifestyle and wine influencer activities, through which brand ambassadors or “influencers” may conduct promotional activities through the Company’s or their own social media channels including, but not limited to, Twitter, Facebook, Instagram, Snapchat, YouTube and Pinterest, among others.

As we expand our marketing presence and drive visibility through traditional and modern marketing methods, we expect to build awareness and name recognition for Fresh Vine Wine in consumers’ minds. Brand awareness will be built substantially through social media channels. Our brand, and to a large extent our direct-to-consumer sales outlet, has historically been dependent on the image and popularity of, and affinity towards, Nina Dobrev and Julianne Hough. Ms. Dobrev and Ms. Hough served as celebrity spokespersons and ambassadors of our company, and actively endorsed our wines on their sizable social media and other outlets pursuant to agreements that granted us licenses to use their pre-approved name, likeness, image, and other indicia of identity, as well as certain content published on their social media and other channels, on and in conjunction with the sale and related pre-approved advertising and promotion of our wine. Such license agreements terminated on September 7, 2023 and, as a result, we will be required to refocus our marketing and brand promotion efforts. See “Risk Factors — We have relied heavily on celebrities to endorse our wines and market our brand pursuant to license agreements which have been terminated.”

Professional Sports Sponsorships

We have previously entered into sponsorship agreements with professional sports organizations and venues spanning all four major United States professional sports leagues, which support our commitment and outreach to consumers focused on active and healthy lifestyles, including agreements with the following organizations and/or their affiliates:

•        Washington Capitals (NHL) and Washington Wizards (NBA)

•        Tampa Bay Rays (MLB)

•        Washington Commanders (NFL)

These sponsorship arrangements generally provide us with advertising placements at the stadiums and arenas during sporting and concert events, as well as specified media and other advertising and promotional benefits, in exchange for our payment of annual sponsorship fees.

We completed our sponsorship agreement with the Tampa Bay Rays in 2023. We intend to reduce or cancel the remaining sponsorships and do not anticipate pursuing new professional sports sponsorships as part of our marketing and brand awareness initiatives going forward since our brand has reached national retail distribution.

Labelling and Innovative Packaging Initiatives

We believe wine labelling can have a big impact on consumers’ purchasing practices. We conduct market research to validate the consistency of our wine labels with our brand narrative. Packaging also continues to be a key driver of brand perception, and we are exploring “active lifestyle packaging” alternatives to traditional bottling that provides an opportunity for our customers to enjoy Fresh Vine Wines in non-traditional settings now and for future years, including bottles with screw-off caps, aluminum cans, and smaller size bottles and cans that can be taken on-the-go and are ideal for in-store point of purchase sales.

Engagement with Industry Experienced Third Party Vendors

In October 2022, we executed a strategy that is aimed at amplifying cash preservation initiatives while continuing to focus on accelerating sales growth. The plan resulted in the termination of ten employees on the Company’s internal sales team and the engagement by the Company of a third party sales and distribution management company positioned to more efficiently and effectively facilitate current and future product sales. In addition, the Company engaged a reputable third party vendor to manage marketing initiatives and drive growth primarily within the Company’s Direct-to-Consumer sales channel.

Related party services

In October 2021, the Company entered into a service agreement with Appellation Brands, LLC, a related party in the wine industry due to common ownership, to provide representation and distribution services. As of June 15, 2022, the original agreement was terminated. Prior to termination, the Company provided access to new markets and retail and wholesale customers to the related party. In exchange for these services, the Company received a management fee of $50,000 per month plus a tiered fee ranging between $5.00 and $6.50 per case of the products sold. For the year ended December 31, 2022, the Company recognized $297,224 in service revenue related to this agreement. In September 2022, the Company entered into a new distribution agreement with Appellation Brands, LLC to purchase approximately $195,000 of wine inventory and sell directly to our customers. Sales associated with the new agreement are recorded within wholesale revenue beginning September 1, 2022. Total sales for the year ended December 31, 2023 associated with the new agreement was approximately $16,000. After our sales of the Appellation Brands, LLC wine inventory was completed, our affiliation with Appellation Brands, LLC ceased altogether.

Our Strategy for Growth

We have been executing the following strategies to gain brand and product visibility and increase sales and market share:

•        Continuing to establish brand visibility, awareness and credibility through mass and micro marketing tactics and association with other strong brands. These range from organic to paid media.

•        Continuing to build grass roots demand through high visibility sales and marketing activities that promote high margin DTC and home delivery sales channels, including continued investment in DTC technologies and capabilities that are critical to maintaining an intimate relationship with consumers.

•        Expanding our U.S.-based wholesale and retail distribution network by leveraging our product and brand differentiation, the emerging better-for-you category and to provide distribution partners with a differentiated value proposition.

•        Pursuing distribution of our wines internationally.

•        Embracing disruptive technologies and customer trends, and exploring and expanding partnerships with other organizations investing in customer-centric technologies, such as home delivery, third party wine clubs and evolving alternative DTC purchasing methods, such as ecommerce marketplaces, product aggregators and virtual distributors.

•        Expanding and strengthening key supply chain relationships, including with current and future juice suppliers, bottlers, materials suppliers, and dry goods suppliers, to establish a diversified portfolio of partners across all areas of our supply chain and to maintain effective capital management.

•        Continuing to add to the Fresh Vine Wine product portfolio by developing new varietals that fit within the better-for-you category and are consistent with our existing brand.

•        Continuing to invest in packaging innovation, including “active lifestyle packaging” alternatives to traditional bottling that provides an opportunity for our customers to enjoy Fresh Vine Wines in non-traditional settings.

•        Capitalizing on upward price mobility — While many other wine companies are experiencing downward price pressure to enter the coveted under $30 category, our wines currently sell for suggested retail prices ranging from $15 to $25 per bottle.

•        Developing additional wine brands by replicating the strategies used to build the Fresh Vine Wine brand via business service line agreements.

With over 500,000 licensed retail accounts (according to Neilson) in the United States, there remains ample opportunity to continue broadening distribution of our wines as well as increasing the volume of wine sold to existing accounts.

Competition

The wine industry and alcohol markets generally are intensely competitive. Our wines compete domestically and internationally with other premium or higher quality wines produced in Europe, South America, South Africa, Australia and New Zealand, as well as North America. Our wines compete on the basis of quality, price, brand recognition and distribution capability. The ultimate consumer has many choices of products from both domestic and international producers. Our wines may be considered to compete with all alcoholic and non-alcoholic beverages.

At any given time, there are more than 400,000 wine choices available to consumers, differing with one another based on vintage, variety or blend, location and other factors. Accordingly, we experience competition from nearly every segment of the wine industry. Additionally, some of our competitors have greater financial, technical, marketing and other resources, offer a wider range of products, and have greater name recognition, which may give them greater negotiating leverage with distributors and allow them to offer their products in more locations and/or on better terms than us. Nevertheless, we believe that our brand offerings, scalable infrastructure and relationships with one of the largest domestic distributors will allow us to continue growing our business.

IT Systems

We rely on various IT systems, owned by us and third parties, to effectively manage our sales and marketing, accounting, financial, legal and compliance functions. Our website is hosted by a third party, and we rely on third-party vendors for regulatory compliance for order processing, shipments, and e-commerce functionality. We believe these systems are scalable to support our growth plans. We recognize the value of enhancing and extending the uses of information technology in our business.

Regulatory Matters

Regulatory framework

We, along with our contract growers, producers, manufacturers, distributors, retail accounts and ingredients and packaging suppliers, are subject to extensive regulation in the United States by federal, state and local government authorities with respect to registration, production processes, product attributes, packaging, labelling, storage and distribution of wine and other products we make.

We are also subject to state and local tax requirements in all states where our wine is sold. We monitor the requirements of relevant jurisdictions to maintain compliance with all tax liability and reporting matters. In California, we are subject to a number of governmental authorities, and are also subject to city and county building, land use, licensing and other codes and regulations.

Alcohol-related regulation

We are subject to extensive regulation in the United States by federal, state and local laws regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the TTB and the FDA. The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing wine labelling guidelines, including grape source and bottle fill requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of wine through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well as the state law of each state in which we sell our wines. In California, where most of our wines are made, we are subject to alcohol-related licensing and regulations by many authorities, including the ABC. ABC agents and representatives investigate applications for licenses to sell alcoholic beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce California alcoholic beverages laws. We are subject to municipal authorities with respect to aspects of our operations, including the terms of our use permits. These regulations may limit the production of wine and control the sale of wine, among other elements.

Employee and occupational safety regulation

We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act (“OSHA”), and regulations governing prohibited workplace discriminatory practices and conditions, including those regulations relating to

COVID-19 virus transmission mitigation practices. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer. In California, we are also subject to employment and safety regulations issued by state and local authorities.

Environmental regulation

As a result of our wine production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogues to federal regulations and authorities intended to perform the similar purposes. In California, we are also subject to state-specific rules, such as those contained in the California Environmental Quality Act, California Air Resources Act, Porter-Cologne Water Quality Control Act, California Water Code sections 13300-13999 and Title 23 of the California Administrative Code and various sections of the Health and Safety Code. We are subject to local environmental regulations that address a number of elements of our wine production process, including air quality, the handling of hazardous waste, recycling, water use and discharge, emissions and traffic impacts.

Labelling regulation

Many of our wines are identified by their appellation of origin, which are among the most highly regarded wine growing regions in the world. An appellation may be present on a wine label only if it meets the requirements of applicable state and federal regulations that seek to ensure the consistency and quality of wines from a specific territory. These appellations designate the specific geographic origin of most or all (depending on the appellation) of the wine’s grapes, and can be a political subdivision (e.g., a country, state or county) or a designated viticultural area. The rules for vineyard designation are similar. Although we expect that most of our labels will maintain the same appellation of origin from year to year, we may choose to change the appellation of one or more of our wines from time to time to take advantage of high-quality grapes in other areas or to change the profile of a wine.

Privacy and security regulation

We collect personal information from individuals. Accordingly, we are subject to several data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws; the GDPR; and other European privacy laws as well as privacy laws being adopted in other regions around the world. In addition, the FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. Certain states have also adopted robust data privacy and security laws and regulations. For example, the CCPA, which took effect in 2020, imposes obligations and restrictions on businesses regarding their collection, use, and sharing of personal information and provides new and enhanced data privacy rights to California residents, such as affording them the right to access and delete their personal information and to opt out of certain sharing of personal information. In response to the data privacy laws and regulations discussed above and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-party provisions, and employee trainings to help ensure that we handle information about our employees and customers in a compliant manner. We maintain a global privacy policy and related procedures, and we train our workforce to understand and comply with applicable privacy laws.

Intellectual Property

We strive to protect the reputation of our wine brand. We establish, protect and defend our intellectual property in a number of ways, including through employee and third-party nondisclosure agreements, copyright laws, domestic and foreign trademark protections, intellectual property licenses and social media and information security policies for employees. We have been granted three (3) trademark registrations in the United States for FRESH VINE®, FRESH VINE (Stylized)®, and our FV Logo®, and numerous trademark registrations in other countries for the FRESH VINE mark, and we have filed, and expect to continue to file, trademark applications seeking to protect any newly-developed wine brands. We have also been granted a copyright registration in the first version of our website located at www.freshvine.com. Information contained on or accessible through our website is not incorporated by reference in or otherwise a part of this report. As a copyright exists in a work of art once it is fixed in tangible medium, we intend to continue to file copyright applications to protect newly-developed works of art that are important to our business.

We also rely on, and carefully protect, proprietary knowledge and expertise, including the sources of certain supplies, formulations, production processes, innovation regarding product development and other trade secrets necessary to maintain and enhance our competitive position.

Seasonality

There is a degree of seasonality in the growing cycles, procurement and transportation of grapes. The wine industry in general tends to experience seasonal fluctuations in revenue and net income, with lower sales and net income during the quarter spanning January through March and higher sales and net income during the quarter spanning from October through December due to the usual timing of seasonal holiday buying. As our operations expand, we expect that we will be impacted by the seasonality experienced in the wine industry generally.

Employees

As of December 31, 2023, we had approximately four full-time employees. All of our employees are employed in the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

We may be subject to legal disputes and subject to claims that arise in the ordinary course of business. Except as set forth below, we are not a party or subject to any pending legal proceedings the resolution of which is expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Timothy Michaels Lawsuit

The Company was a defendant in a lawsuit styled Timothy Michaels v. Fresh Vine Wine, Inc. filed May 27, 2022 in the Fourth Judicial District Court, Hennepin County, Minnesota. The lawsuit related to a complaint filed by Mr. Michaels resulting from the Company including a restricted “lock-up” legend on shares of the Company’s common stock issued to Mr. Michaels pursuant to a settlement agreement that the Company entered into with Mr. Michaels following termination of his employment and for not removing or directing the Company’s transfer agent to remove such legend. A jury trial commenced on January 23, 2024. During trial, on January 24, 2024, the Company filed a motion for judgement in favor of the Company as a matter of law, which was denied by the Court. On January 25, 2024, the jury in the lawsuit rendered a verdict against the Company awarding damages to Mr. Michaels in the amount of $585,976.25. On February 22, 2024, the Company filed a renewed motion for post-verdict judgment in favor of the Company as a matter of law. On February 26, 2024, the Judge in the lawsuit denied the renewed motion for post-verdict judgment. On March 25, 2024, Mr. Michaels filed a Notice and Application for Taxation of Costs and Disbursements. On March 26, 2024, the Company filed its Notice of Appeal. On March 26, 2024, Mr. Michaels served a motion for Pre-verdict and Prejudgment Interest. On March 27, 2024, a Notice of Entry of Judgment was filed and, on March 28, 2024, a Notice of Docketing of Judgment was entered. Although the Company believes it has legal grounds to appeal the verdict, continued litigation and related actions may be expensive, the outcome of any litigation (including any appeal) is difficult to predict, and the existence of litigation may impact the ability of management to focus on other business matters. Furthermore, the Company may be required to post an appeal bond in order to stay execution of the money judgment pending any appeal. Given the Company’s current financial position, the cost of such an appeal bond is uncertain and may be higher than the typical cost of such a bond or require the Company to provide cash or other collateral.

Website-related Plaintiff’s Lawsuit

On January 26, 2024, the Company was served with a complaint filed in the United States District Court for the Southern District of New York alleging that the Company has failed to design, construct, maintain and operate its Internet website to be fully accessible to and independently usable by blind or visually-impaired persons, thereby denying blind and visually-impaired persons with equal access to the Company’s goods and services in violation of the Title III of the Americans with Disabilities Act of 1990 and the New York Human Rights Law, the New York Civil Rights Law. On February 16, 2024, the Company filed an Answer to the complaint denying the plaintiff’s allegations and asserting affirmative defenses thereto.

Corporate History

We were initially organized on May 8, 2019 as a Texas limited liability company under the name “Fresh Grapes, LLC.” In connection with our initial public offering, on December 8, 2021, we converted from a Texas limited liability company into a Nevada corporation and changed our name from Fresh Grapes, LLC to Fresh Vine Wine, Inc., which we refer to herein as the “LLC Conversion.” In conjunction with the LLC Conversion, all of our outstanding units were converted into shares of our common stock based on the relative ownership interests of our pre-IPO equity holders. While operating as a limited liability company, our outstanding equity was referred to as “units.” In this report, for ease of comparison, we may refer to such units as our common stock for periods prior to the LLC Conversion, unless otherwise indicated in this report. Similarly, unless otherwise indicated, we may refer to members’ equity in this report as stockholders’ equity. Further, while operating as a limited liability company, our governing body was referred to as our Board of Managers, with the members thereof being referred to as “Managers.” We may refer to such governing body throughout this report as our board of directors and such individuals as our directors.

Company Website Access and SEC Filings

We make available on the Investor Relations section of our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements, and Forms 3, 4 and 5, and amendments to those reports as soon as reasonably practicable after filing such documents with, or furnishing such documents to, the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our website is www.freshvinewine.com. We have included our website address in this report as an inactive textual reference only. Information contained on or accessible through our website is not incorporated by reference in or otherwise a part of this report.

FRESH VINE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Fresh Vine’s financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Fresh Vine’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set out under the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus. See also the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 59 of this proxy statement/prospectus. Under this “Fresh Vine Management’s Discussion And Analysis of Financial Condition And Results of Operations,” “we,” “us,” “our” “Fresh Vine Wine,” “Fresh Vine” and the “Company” refer to Fresh Vine.

Overview

Fresh Vine Wine, Inc. is a producer of low carb, low calorie, premium wines in the United States. Founded in 2019, Fresh Vine brings an innovative “better-for-you” solution to the wine market. We currently sell seven varietals: Cabernet Sauvignon, Pinot Noir, Chardonnay, Sauvignon Blanc, Rosé, Sparkling Rosé, and a limited Reserve Napa Cabernet Sauvignon. All varietals are produced and bottled in Napa, California.

Fresh Vine’s wines are distributed across the United States and Puerto Rico through wholesale, retail, and direct-to-consumer (DTC) channels. Fresh Vine is able to conduct wholesale distribution of our wines in all 50 states and Puerto Rico, and it is licensed to sell through DTC channels in 43 states. As of December 31, 2023, Fresh Vine holds active relationships with wholesale distributors in 50 states. Fresh Vine is working with leading distributors, including Southern Glazer’s Wine & Spirits (SGWS), Johnson Brothers, and Republic National Distributing Company (RNDC), to expand our presence across the contiguous United States.

Fresh Vine’s core wine offerings are priced strategically to appeal to mass markets and sell at a list price between $15 and $25 per bottle. Given the Fresh Vine Wine brand’s “better-for-you” appeal, and overall product quality, Fresh Vine believes that it presents today’s consumers with a unique value proposition within this price category. Additionally, Fresh Vine Wine is one of very few products available at this price point that includes a named winemaker, Jamey Whetstone.

Fresh Vine’s marketing activities focus primarily on consumers in the 21-to-34-year-old demographic with moderate to affluent income and on those with a desire to pursue a healthy and active lifestyle.

Fresh Vine’s asset-light operating model allows it to utilize third-party assets, including land and production facilities. This approach helps us mitigate many of the risks associated with agribusiness, such as isolated droughts or fires. Because Fresh Vine sources product inputs from multiple geographically dispersed vendors, it reduces reliance on any one vendor and benefit from broad availability/optionality of product inputs. This is particularly important as a California-based wine producer where droughts or fires can have an extremely detrimental impact to a company’s supply chain if not diversified.

Key Financial Metrics

We use net revenue, gross profit (loss) and net income (loss) to evaluate the performance of Fresh Vine. These metrics are useful in helping us to identify trends in our business, prepare financial forecasts and make capital allocation decisions, and assess the comparable health of our business relative to our direct competitors.

	Year ended December 31,
	2023	2022
Net revenue	$1,826,190	$2,860,001
Gross profit (loss)	$(2,585,929)	$308,992
Net loss	$(10,615,035)	$(15,202,507)

Components of Results of Operations and Trends That May Impact Our Results of Operations

Net Revenue

Our net revenue consists primarily of wine sales to distributors and retailers, which together comprise our wholesale channel, and directly to individual consumers through our DTC channel. Net revenues generally represent wine sales and shipping, when applicable, and to a lesser extent branded merchandise and wine club memberships. For wine and merchandise sales, revenues are recognized at time of shipment. For Wine Club memberships, revenues are recognized quarterly at the time of fulfilment.

We refer to the volume of wine we sell in terms of cases. Each case contains 12 standard bottles, in which each bottle has a volume of 750 milliliters. Cases are sold through Wholesale/Retail or DTC channels.

The following factors and trends in our business have driven our net revenue results and are expected to be key drivers of our net revenue for the foreseeable future:

Brand recognition:    As we expand our marketing presence and drive visibility through traditional and modern marketing methods, we expect to build awareness and name recognition for Fresh Vine Wine in consumers’ minds. Brand awareness will be built substantially through social media channels. Our brand, and to a large extent our direct-to-consumer sales outlet, has historically been dependent on the image and popularity of, and affinity towards, Nina Dobrev and Julianne Hough. Ms. Dobrev and Ms. Hough served as celebrity spokespersons and ambassadors of our company, and actively endorsed our wines on their sizable social media and other outlets pursuant to agreements that granted us licenses to use their pre-approved name, likeness, image, and other indicia of identity, as well as certain content published on their social media and other channels, on and in conjunction with the sale and related pre-approved advertising and promotion of our wine. Such license agreements terminated on September 7, 2023 and, as a result, we will be required to refocus our marketing and brand promotion efforts. See “Risk Factors — We have relied heavily on celebrities to endorse our wines and market our brand pursuant to license agreements which have been terminated.”

Portfolio evolution:    As a relatively new, high-growth brand, we expect and seek to learn from our consumers. We intend to continuously evolve and refine our products to meet our consumers’ specific needs and wants, adapting our offering to maximize value for our consumers and stakeholders.

Distribution expansion and acceleration:    Purchasing by distributors and loyal accounts that continue to feature our wines are key drivers of net revenue.

Seasonality:    In line with industry norms, we anticipate our net revenue peaking during the quarter spanning from October through December due to increased consumer demand around the major holidays. This is particularly true in our DTC revenue channel, where marketing programs will often be aligned with the holiday season and product promotions will be prevalent.

Revenue Channels

Our sales and distribution platform is built upon a highly developed network of distributor accounts. Within this network, we have signed agreements in place with several distributors. While we are actively working with these distributors in certain markets, they operate across the United States, and we intend to grow our geographic/market presence through these relationships. The development of these relationships and impacts to our related product mix will impact on our financial results as our channel mix shifts.

•        Wholesale channel:    Consistent with sales practices in the wine industry, sales to retailers and distributors occur below SRP (Suggested Retail Price). We work closely with distributors to increase wine volumes and the number of products sold by their retail accounts in their respective territories.

•        DTC channel:    Wines sold through our DTC channels are generally sold at SRP, although we do periodically offer various promotions. Our DTC channel continues to grow as a result of a number of factors, including expanded e-commerce sites and social media capabilities.

•        Related party services:    We previously entered into service agreements with related parties in the wine industry to provide representation and distribution services. These services were suspended in June 2022 to allow the Company’s lean team to prioritize the growth and expansion of the Fresh Vine Wine brand.

Wholesale channel sales made on credit terms generally require payment within 30 days of delivery; however our credit terms with Southern Glazer’s Wine & Spirits requires payment within 60 days of delivery. During periods in which our net revenue channel mix reflects a greater concentration of wholesale sales, we typically experience an increase in accounts receivable for the period to reflect the change in sales mix; payment collections in the subsequent period generally reduce our accounts receivable balance and have a positive impact on cash flows.

While we seek to increase revenue across all channels, we expect the majority of our future revenue to be driven through the wholesale channel. We intend to maintain and expand relationships with existing distributors and form relationships with new distributors as we work to grow the Company. With multiple varietals within the Fresh Vine Wine portfolio, we consider ourselves to be a ‘one-stop shop’ for better-for-you wines. We continue to innovate with new products at competitive price points and strive to enhance the experience as we increase revenue with new and existing consumers.

In the DTC channel, our comprehensive approach to consumer engagement in both online and traditional forums is supported by an integrated e-commerce platform. Our marketing efforts target consumers who have an interest in healthy and active lifestyles. We attempt to motivate consumers toward a simple and easy purchasing decision using a combination of defined marketing programs and a modernized technology stack.

Increasing customer engagement is a key driver of our business and results of operations. We continue to invest in our DTC channel and in performance marketing to drive customer engagement. In addition to developing new product offerings and cross-selling wines in our product portfolio, we focus on increasing customer conversion and retention. As we continue to invest in our DTC channel, we expect to increase customer engagement and subsequently deliver greater satisfaction. We also distribute our wines via other wine e-commerce sites such as Wine.com and Vivino.com and plan to continue to add affiliate retail websites.

Net Revenue Percentage by Channel

We calculate net revenue percentage by channel as net revenue made through our wholesale channel to distributors, through our wholesale channel directly to retail accounts, and through our DTC channel, respectively, as a percentage of our total net revenue. We monitor net revenue percentage across revenue channels to understand the effectiveness of our distribution model and to ensure we are employing resources effectively as we engage customers.

	Year ended December 31,
	2023	2022
Wholesale	73%	58%
Direct to consumer	27%	32%
Related party service	—%	10%
	100%	100%

Cost of Revenues

Cost of revenues is comprised of all direct product costs such as juice, bottles, caps, corks, labels, and capsules. Additionally, we also categorize boxes and quality assurance testing within our cost of revenues. Fresh Vine expects that cost of revenues will increase as net revenue increases. As the volume of the product inputs increases, Fresh Vine intends to work to renegotiate vendor contracts with key suppliers to reduce overall product input costs as a percentage of net revenue. Based on a proposed sale of inventory at a price below the Company’s cost, the Company completed an evaluation of the net realizable value of our inventory during the year ended December 31, 2023. As a result of this evaluation, the Company recorded a $1.7 million inventory write down to reflect it at its net realizable value at June 30, 2023 and an additional approximately $100,000 was written down by December 31, 2023. This is recorded in cost of revenue in the financial statements. The inventory reserve balance at December 31, 2023 is approximately $112,000.

Additionally, the Company includes shipping fees in all DTC revenues. These fees are paid by end consumers at time of order and subsequently itemized within the cost of each individual sale.

As a commodity product, the cost of wine fluctuates due to annual harvest yields and the availability of juice. This macroeconomic consideration is not unique to Fresh Vine Wine, although we are conscious of its potential impact to our product cost structure.

Gross Profit (Loss)

Gross profit (loss) is equal to our net revenue less cost of revenues.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses consist of selling expenses, marketing expenses, and general and administrative expenses. Selling expenses consist primarily of direct selling expenses in our wholesale and DTC channels, including payroll and related costs, product samples, processing fees, and other outside service fees or consulting fees. Marketing expenses consist primarily of advertising costs to promote brand awareness, contract fees incurred as a result of significant sports marketing agreements, customer retention costs, payroll, and related costs. General and administrative expenses consist primarily of payroll and related costs.

Equity-Based Compensation

Equity-based compensation consists of the accounting expense resulting from our issuance of equity or equity-based grants issued in exchange for employee or non-employee services. We measure equity-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is generally the vesting period. We recognize any forfeitures as they occur.

Results of Operations

	Year ended December 31,
	2023	2022
Net revenue	$1,826,190	$2,860,001
Cost of revenues	4,412,119	2,551,009
Gross profit (loss)	(2,585,929)	308,992
Selling, general and administrative expenses	6,322,184	11,489,805
Equity-based compensation	1,708,218	4,053,123
Loss from operations	(10,616,331)	(15,233,936)
Other income	1,296	31,429
Net loss	$(10,615,035)	$(15,202,507)

Comparison of the Fiscal Years ended December 31, 2023 and 2022

Net Revenue, Cost of Revenues and Gross Profit

	Year ended December 31,		Change
	2023	2022	$	%
Net revenue	$1,826,190	$2,860,001	1,033,811	-36%
Cost of revenues	4,412,119	2,551,009	1,861,110	73%
Gross profit (loss)	$(2,585,929)	$308,992	(2,894,921)	-937%

We had net revenue in fiscal 2023 of $1,826,190. Net revenue in fiscal 2022 was $2,860,001. The decrease in net revenue was attributable to decreasing sales and marketing spending, the termination of related party sales agreements and increased billbacks. We generated net revenue of $1,328,382 during fiscal 2023 from our wholesale distribution channel and $497,808 of net revenue from our direct-to-consumer sales channel. This revenue distribution represents 73% and 27%, respectively, of our net revenue during the period.

Selling, general and administrative expenses

	Year ended December 31,		Change
	2023	2022	$
Selling expenses	$965,091	$1,238,568	$(273,477)
Marketing expenses	1,576,324	2,746,432	(1,170,108)
General and administrative expenses	3,780,769	7,504,805	(3,724,035)
Total selling, general and administrative expenses	$6,322,184	$11,489,805	$(5,167,620)

For the year ended December 31, 2023, selling, general and administrative expenses decreased 45%, compared to the period ended December 31, 2022. Selling, general and administrative expense decreases were largely driven by certain one-time charges associated with the leadership transition in 2022, as well as decreases in general and administrative expenses due to lower staffing headcount and related salaries and less consulting, legal and financial expenses as operational activity decreased from 2022 to 2023. The year-over-year decrease in marketing expenses primarily resulted from decreased advertising, social media marketing, tastings, and other promotion materials and events as selling and marketing expenses are directly related to sale trends.

Cash Flows

	Year ended December 31,
	2023	2022
Cash provided by (used in):
Operating activities	$(4,809,009)	$(13,528,251)
Investing activities	(500,000)	—
Financing activities	3,565,014	(455,355)
Net (decrease) increase in cash	$(1,743,995)	$(13,983,606)

Net cash used in operating activities was ($4,809,009) and ($13,528,251) for the years ended December 31, 2023 and December 31, 2022, respectively. Cash used in operating activities decreased in the period ended December 31, 2023 primarily because of one-time selling, general and administrative expenses in 2022 driven by charges associated with the leadership transition, as well as decreases in general and administrative expenses due to lower staffing headcount and related salaries and less consulting, legal and financial expenses as operational activity decreased from 2022 to 2023. The decrease is also due to the fact that no inventory purchases were made in 2023 to maintain our inventory levels to meet demand and reductions in costs for staffing and marketing activities.

Net cash used in investing activities was $500,000 and $0 for the years ended December 31, 2023 and December 31, 2022, respectively. Cash used in investing activities in the 2023 period was from the investment made to Notes Live, Inc, see Note 5.

Net cash provided by (used in) financing activities was $3,565,014 and $(455,355) for the years ended December 31, 2023 and December 31, 2022, respectively. The difference is due to the Rights Offering of $2,615,014 and the issuance of preferred stock for a net of $950,000 during the year ended December 31, 2023.

Liquidity and Capital Resources

Our primary cash needs are for working capital purposes, such as producing or purchasing inventory and funding operating expenses. We have funded our operations through equity and debt financings, as described under the caption “Financing Transactions” below.

We have incurred losses and negative cash flows from operations since our inception in May 2019, including net losses of approximately ($10.6) million and ($15.2) million during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of approximately $26.5 million and a total stockholders’ deficit of approximately $830,000. We expect to incur losses in future periods as we continue to operate our business and incur expenses associated with being a public company.

As of December 31, 2023, we had $336,340 in cash and restricted cash, accounts receivable of $172,101, inventory of $337,873, and prepaid expenses of $42,943. On December 31, 2023, current assets amounted to approximately $889,000 and current liabilities were $2.1 million resulting in a working capital deficit (with working capital defined as current assets minus current liabilities) of approximately $1.3 million.

Since the commencement of its operations, the Company’s operating and other expenses have significantly exceeded its revenues. The Company put in place cash preservation initiatives in the second half of 2022, including a strategic restructuring plan aimed at cash resources while continuing to focus on accelerating sales growth. That plan resulted in the termination of members of the Company’s internal sales team, the engagement of a third party vendor positioned to more efficiently and effectively facilitate sales, and the engagement of a third party vendor to manage marketing initiatives and drive growth within the Direct-to-Consumer sales channel.

During the second quarter of 2023, the Company undertook a review of the Company’s operations and strategic plans, and took measures aimed at improving the Company’s operational efficiency, curtailing operating expenses and further preserving cash resources. During the year ended December 31, 2023, the Company continued to work to reduce its operating expenses, including reducing its warehousing costs, while continuing to provide customers the opportunity to experience its wine and supporting its current retail customers and those purchasing via the Company’s wine club or from its website.

Commencing in June 2023, the Company has worked aggressively to identify prospective new sources of capital, while working with advisors to assess and improve its liquidity position, including from the sale of existing inventory. Early in the third quarter, the Company entered into purchase orders for the sale of up to 45,000 cases of the Company’s wine to Grocery Outlet, a discount retailer, with sales occurring through the last part of 2023. The Company had sales related to this agreement totaling approximately $829,000 for the year ended December 31, 2023.

On August 2, 2023, the Company entered into a Securities Purchase Agreement with two accredited investors (the “Purchasers”) pursuant to which the Company agreed to issue and sell in a private placement shares of a newly created series of preferred stock designated as Series A Convertible Preferred Stock (the “Series A Stock”). Pursuant to the Securities Purchase Agreement, the Purchasers collectively purchased 10,000 shares of Series A Stock at a per share purchase price equal to $100.00, for total gross proceeds of $1.0 million. See “Financing Transactions” below for a description of the Company’s offering of Series A Stock.

In August 2023, Fresh Vine announced that it had initiated an exploration of strategic opportunities by way of merger, acquisition, or any accretive strategic transaction to enhance stockholder value, which is a focus of the Company’s plan to increase its stockholders’ equity and regain compliance with the NYSE American’s continued listing standards. On January 25, 2024, Fresh Vine entered into the Merger Agreement. See Part I, “Item 1 Business — Recent Developments — Anticipated Merger with Notes Live, Inc.” included elsewhere in this report.

As disclosed under “Fresh Vine Business — Legal Proceedings,” the Company was a defendant in a lawsuit styled Timothy Michaels v. Fresh Vine Wine, Inc. filed May 27, 2022 in the Fourth Judicial District Court, Hennepin County, Minnesota. On January 25, 2024, the jury in the lawsuit rendered a verdict against the Company awarding damages to Mr. Michaels in the amount of $585,976.25. The damages awarded to Mr. Michaels by the trial court are not covered by the Company’s insurance policies. On March 25, 2024, Mr. Michaels filed a Notice and Application for Taxation of Costs and Disbursements. On March 26, 2024, the Company filed its Notice of Appeal. On March 26, 2024, Mr. Michaels served a motion for Pre-verdict and Prejudgment Interest. On March 27, 2024, a Notice of Entry of Judgment was filed and, on March 28, 2024, a Notice of Docketing of Judgment was entered. Although the Company believes it has legal grounds to appeal the verdict, continued litigation and related actions may be expensive, the outcome of any litigation (including any appeal) is difficult to predict and the existence of continued litigation may impact the ability of management to focus on other business matters. Furthermore, the Company may be required to post an appeal bond in order to stay execution of the money judgment pending any appeal. Given the Company’s current financial position, the cost of such an appeal bond is uncertain and may be higher than the typical cost of such a bond or require the Company to provide cash or other collateral.

At the current reduced pace of incurring expenses and without receipt of additional financing, the Company projects that the existing cash balance will be sufficient to fund current operations into the first quarter of 2024. The Company requires additional debt or equity financing to satisfy its existing obligations, sustain existing operations, pay expenses associated with its pending business combination transaction and to satisfy financial related conditions to the closing of such transaction. See “Current Strategy — The Merger” below. Additional financing may not be available on favorable terms or at all. If additional financing is available, it may be highly dilutive to existing stockholders and may otherwise include burdensome or onerous terms. The Company’s inability to raise additional working capital in a timely manner will negatively impact the ability to fund operations, generate revenues, maintain or grow the business and otherwise execute the Company’s business plan, including its pursuit of its pending business combination transaction, leading to the reduction or suspension of operations and ultimately potentially ceasing operations altogether and initiating bankruptcy proceedings. Should this occur, the value of any investment in the Company’s securities would be adversely affected.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Our ability to continue as a going concern in the future will be determined by our ability to generate sufficient cash flow to sustain our operations, raise additional capital in the form of debt or equity financing and/or complete a successful combination transaction with a suitable target company. Our forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses could vary materially as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our revenue could prove to be less and our expenses higher than we currently anticipate. Management does not know whether additional financing will be on terms favorable or acceptable to us when needed, if at all. If we are unable to generate sufficient cash flow to fund our operations and adequate additional funds are not available when required, management may need to curtail its sales and marketing efforts, which would adversely affect our business prospects, or we may be unable to continue operations.

On March 14, 2024, Fresh Vine filed with the Secretary of State of the State of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Certificate”). The Series B Certificate designates 50,000 shares of the Fresh Vine’s undesignated preferred stock as Series B Convertible Preferred Stock and establishes the rights and preferences of the Series B Convertible Preferred Stock. Fresh Vine’s board of directors has approved the issuance and sale of up to 20,000 shares of Series B Convertible Preferred Stock for a purchase price equal to $100.00 per share. For a further description of the rights and preferences of the Fresh Vine Preferred Stock, see the section of this proxy statement/prospectus entitled “Description of Capital Stock — Preferred Stock.” As of March 28, 2024, Fresh has received subscriptions from accredited investors for the purchase of a total of 940 shares of Fresh Vine’s Series B Convertible Preferred Stock. The total number of shares of Series B Convertible Preferred Stock that Fresh Vine will issue and sell has not been finally determined.

Current Strategy

The Merger

In August 2023, Fresh Vine announced that it had initiated an exploration of strategic opportunities by way of merger, acquisition, or any accretive strategic transaction to enhance stockholder value, which is a focus of the Company’s plan to increase its stockholders’ equity and regain compliance with the NYSE American’s continued listing standards. On January 25, 2024, Fresh Vine entered into the Merger Agreement. See Part I, “Item 1 Business — Recent Developments — Anticipated Merger with Notes Live, Inc.” included elsewhere in this report.

Although Fresh Vine has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the Merger on a timely basis, or at all. Among other conditions to the closing of the Merger, Fresh Vine is required to have cash, cash equivalent assets or other liquid assets at the closing of the Merger in an amount that equals or exceeds the “Net Cash Target,” and having no liabilities on its balance sheet or unpaid or unsatisfied obligations that will require a cash expenditure by Fresh Vine after the effective time of the Merger. See “Item 1 — Business — Recent Developments — Anticipated Merger with Notes Live, Inc.” If, for any reason, the Merger does not close, the Fresh Vine board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of Fresh Vine, continue to operate the business of Fresh Vine or dissolve and liquidate its assets.

If the Merger is not completed, the Fresh Vine board of directors may decide that it is in the best interests of the Fresh Vine stockholders to suspend or cease its operations, seek to dissolve the Company and liquidate its assets, or initiate bankruptcy proceedings. In that event, the amount of cash available for distribution to the Fresh

Vine stockholders would depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Fresh Vine funds its operations and incurs fees and expenses related to the Merger. In addition, if the Fresh Vine board of directors were to approve and recommend, and the Fresh Vine stockholders were to approve, a dissolution of Fresh Vine, it would be required under Nevada corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to the Fresh Vine stockholders. As a result of this requirement, a portion or all of Fresh Vine’s assets may need to be reserved pending the resolution of such obligations. In addition, Fresh Vine may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, the Fresh Vine board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, the Fresh Vine stockholders could lose all or a significant portion of their investment in the event of a liquidation and dissolution of Fresh Vine.

Financing Transactions

We have funded our operations through debt and equity financing, as described in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of our Annual Report on Form 10-K for the year ended December 31, 2023 under the caption “Financing Transactions,” and as described in this report under the caption “Liquidity and Capital Resources.”

Critical Accounting Policies and Estimates

Fresh Vine’s significant accounting policies are detailed in “Note 1: Summary of Significant Accounting Policies” to the financial statements included in Fresh Vine’s Annual Report on Form 10-K for the year ended December 31, 2023. Fresh Vine follows these policies in preparation of the financial statements.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Accounting Standards and Recent Accounting Pronouncements

See Note 1 (Summary of Significant Accounting Policies) to Fresh Vine’s audited financial statements for a discussion of recent accounting pronouncements.

Emerging Growth Company Status

Pursuant to the JOBS Act, a company constituting an “emerging growth company” is, among other things, entitled to rely upon certain reduced reporting requirements and is eligible to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are an emerging growth company and have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Our financial statements may, therefore, not be comparable to those of other public companies that comply with such new or revised accounting standards.

FRESH VINE EXECUTIVE COMPENSATION

This section provides an overview of the compensation of (i) each individual who served as Fresh Vine’s principal executive officer during 2023, (ii) Fresh Vine’s two most highly compensated other executive officers who were serving as executive officers at the end of 2023 and who received total compensation of more than $100,000 during such year, and (iii) up to two additional individuals that would have qualified under clause (ii) above but for the fact that they were not serving as executive officers at the end of 2023. These individuals are referred to as Fresh Vine’s “named executive officers.” Fresh Vine’s named executive officers are:

•        Michael Pruitt, Interim Chief Executive Officer;

•        Roger Cockroft, Former Chief Executive Officer; and

•        Rick Nechio, President and Former Interim Chief Executive Officer.

Mr. Pruitt currently serves as of Interim Chief Executive Officer, a position he has held since July19, 2023. Mr. Nechio served as Interim Chief Executive Officer from June 13, 2022 until April 25, 2023, and continues to work for Fresh Vine as President and Head of Sales. Mr. Cockroft served as Fresh Vine’s Chief Executive Officer from April 25, 2023 until July 14, 2023.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers in respect of their service to us during fiscal years 2023 and 2023.

Name and principal Position	Year	Salary	Bonus	Stock Awards(4)		Option Awards(5)		Non-equity incentive plan compensation	All other compensation	Total compensation
Michael Pruitt(1)	2023	$—	$—	$—	(5)	$—		$—	$—	$—
Interim Chief Executive Officer	2022	N/A	N/A	N/A	(6)	N/A		N/A	N/A	N/A
Roger Cockroft(2)	2023	$53,125	$—	$379,726	(7)	$241,431	(8)	$—	$—	$674,282
Former Chief Executive Officer	2022	N/A	N/A	N/A		N/A		N/A	N/A	N/A
Rick Nechio(3)	2023	$150,000	$—	$—		$—		$—	$—	$150,000
President and Former Interim Chief Executive Officer	2022	$268,750	$—	$—		$—		$—	$—	$268,750

____________

(1)      Michael Pruitt was appointed as Interim Chief Executive Officer on a July19, 2023.

(2)      Roger Cockroft served as Fresh Vine’s Chief Executive Officer from April 25, 2023 until the termination of his employment on July 14, 2023.

(3)      Rick Nechio served as Chief Marketing Officer through July 2021, has served as President since August 2021 and served as interim Chief Executive Officer from June 13, 2022 until April 25, 2023. Mr. Nechio currently serves as President and Head of Sales.

(4)      These amounts represent compensation expense recognized for financial statement purposes under ASC Topic 718. For a discussion of the assumptions relating to our valuations of these stock awards and stock options, please see Note 9 to the interim financial statements included in this prospectus. These amounts reflect our accounting expense for these stock awards and stock options and do not correspond to the actual value that may be recognized by the named executive officer.

(5)      Excludes the grant date fair value of 20,000 restricted stock award granted on April 1, 2023 in connection with service on Fresh Vine’s board of directors.

(6)      Excludes the grant date fair value of 10,000 restricted stock units granted on March 2, 2022 in connection with service on Fresh Vine’s board of directors.

(7)      Reflects the grant date fair value of 463,917 shares of restricted stock and a restricted stock unit with a target payout amount equal to $154,726, each of which was granted on April 25, 2023.

(8)      Reflects the grant date fair value of a 1,000,000 share stock option granted on April 25, 2023.

Narrative Disclosure to Summary Compensation Table

Michael Pruitt has served as a director of Fresh Vine since it December 2021 initial public offering. On July 19, 2023, Mr. Pruitt was appointed to serve as Fresh Vine’s Interim Chief Financial Officer, a position he holds without any written agreement and without compensation.

Rick Nechio has served as President of Fresh Vine since August 2021 and served as interim Chief Executive Officer from June 13, 2022 until April 25, 2023. Mr. Nechio currently serves as President and Head of Sales. Mr. Nechio was employed by us during 2023 and 2022 pursuant to an unwritten employment arrangement pursuant to which he received a base salary, which is subject to adjustment, from time to time, at the discretion of Fresh Vine’s board of directors. Upon our initial public offering in December of 2021, Mr. Nechio began receiving an annual base salary of $300,000. Effective October 15, 2022, Mr. Nechio’s annual base salary was reduced to $150,000. Mr. Nechio did not receive bonus payments for 2023 or 2022.

Effective April 25, 2023, Roger Cockroft was appointed to serve as Chief Executive Officer of Fresh Vine, a position he held until the termination of his employment on July 14, 2023. Mr. Cockroft’s employment was governed by an employment agreement, the terms of which are described below.

Employment Agreements

Roger Cockroft Employment Agreement

In connection with the Chief Executive Officer appointment, Fresh Vine entered into an employment agreement with Mr. Cockroft dated April 25, 2023. Under the employment agreement, which was for an indefinite term, Mr. Cockroft was entitled to receive annual base salary of $450,000 and was eligible to receive an annual cash bonus commencing in 2024 (the “Bonus”), the target amount of which will be equal to 50% of his base salary. The amount of the actual Bonus payable for each year was to be determined by the Fresh Vine board of directors (or a compensation committee thereof) based on the satisfaction of performance objectives to be determined by the Fresh Vine board of directors (or a compensation committee thereof). Achievement of performance objectives for each year was to be determined by the Fresh Vine board of directors (or compensation committee thereof) upon the filing of Fresh Vine’s Annual Report on Form 10-K for the applicable performance year (the “Vesting Date”); and the Bonus, if earned, was to be paid in a lump sum promptly following such determination, provided that Mr. Cockcroft remained employed by Fresh Vine on such date. The Bonus was payable in a combination of cash and shares of common stock issued out of Fresh Vine’s 2021 Equity Incentive Plan (the “Equity Incentive Plan”) valued at the closing price of Fresh Vine’s common stock on the Vesting Date. Unless agreed otherwise, the cash portion of the Bonus was to be the minimum amount of income withholding taxes resulting from payment of the entire Bonus. To the extent that there were not sufficient available shares reserved for issuance under the Equity Incentive Plan (or successor plans) to support Bonus payments otherwise payable in stock, Fresh Vine was to pay such Bonus payments in cash. Mr. Cockroft was also eligible to receive additional discretionary bonuses based upon his performance on behalf of Fresh Vine and/or Fresh Vine’s performance in such amounts, in such manner and at such times as may be determined by the Fresh Vine board of directors or a committee thereof, and was eligible to participate in the standard benefits which Fresh Vine generally provides to its full-time employees under its applicable plans and policies.

During the first 12 months of his employment term, 50% of Mr. Cockroft’s salary, or $225,000, was to be paid in cash installments in accordance with regular payroll practices. In lieu of cash salary in the amount of the remaining $225,000, Fresh Vine granted Mr. Cockroft an inducement award of 463,917 shares of restricted stock (the “Restricted Stock”) upon the commencement of his employment. The Restricted Stock award was subject to transfer and forfeiture restrictions that were scheduled to lapse in four installments as nearly equal in amount as possible on the three, six, nine and twelve month anniversaries of the grant date, subject to continued employment.

Also upon commencement of his employment, Mr. Cockroft was granted (i) a 1,000,000 share stock option award (the “Stock Option”), and (ii) a restricted stock unit award (“RSUs”). The Stock Option had an exercise price equal to $1.00 per share and, subject to continued employment, was scheduled to vest with respect to 250,000 shares on the one-year anniversary of the grant date and, thereafter, was scheduled to vest in 36 monthly installments as nearly equal in amount as possible (approximately 20,883 shares) commencing on the 13th month anniversary of the grant date and continuing on each one month anniversary thereafter. The RSUs had a target payout amount equal to $154,726, which represents 50% of Mr. Cockroft’s salary (i.e., $225,000), but prorated for the partial 2023 year during which he was employed. The amount of the RSU award actually payable was to be determined by the Fresh Vine board of directors (or a compensation committee thereof) in its discretion based on Mr. Cockroft’s satisfaction of 2023 performance objectives that were to be determined by the Fresh Vine board of directors (or a compensation committee thereof). The RSUs were to be settled in shares of Fresh Vine common stock valued at the most recent closing price of such common stock on the payment date.

The grants of the Restricted Stock award, the Stock Option and the RSUs were made separately from Fresh Vine’s 2021 Equity Incentive Plan (the “Equity Incentive Plan”) as inducements material to Mr. Cockroft entering into employment with Fresh Vine in accordance with Section 711(a) of the NYSE American LLC Company Guide, and each was approved by Fresh Vine’s independent compensation committee. Although granted separately from the Equity Incentive Plan, the Restricted Stock grant, the Stock Option and the Restricted Stock Units were subject to the terms contained in the Equity Incentive Plan, except as otherwise provided for in the agreements governing such awards (the “Restricted Stock Agreement,” Stock Option Agreement,” and “RSU Agreement,” respectively).

Under his employment agreement, if Mr. Cockroft’s employment were terminated by Fresh Vine for any reason other than Cause (as defined in the employment agreement), or Mr. Cockroft resigned as an employee for Good Reason (as defined in the employment agreement), so long as he signed and did not revoke a release agreement, he was entitled to receive severance in the form of continued base salary over a period of six months. In addition, upon the occurrence of a Change in Control (as defined in the employment agreement), the vesting of all outstanding unvested equity-based incentive awards would accelerate. The employment agreement included a provision allowing Fresh Vine to reduce the payment to which Mr. Cockroft would be entitled upon a Change-in-Control transaction to the extent needed for him to avoid paying an excise tax under Internal Revenue Code Section 280G, unless he would be better off, on an after-tax basis, receiving the full amount of such payments and paying the excise taxes due.

Mr. Cockroft’s employment agreement contained customary confidentiality and intellectual property covenants and a non-solicitation restriction that provided, among other things, that Mr. Cockroft will not solicit our employees, consultants, customers, suppliers or other business relations for a period of one year after termination of employment.

Mr. Cockroft’s employment with Fresh Vine terminated on July 14, 2023.

Fresh Vine Wine, Inc. 2021 Equity Incentive Plan

Fresh Vine has adopted a 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan authorizes the granting of stock-based awards to purchase up to 1,800,000 shares of Fresh Vine common stock. Under the 2021 Plan, the Fresh Vine board of directors or a committee of one or more non-employee directors designated by Fresh Vine’s board of directors administers the 2021 Plan and will have the power to make awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2021 Plan. Awards may be made to Fresh Vine’s employees, directors and consultants. The types of awards that may be granted under the 2021 Plan include incentive and non-qualified stock options, restricted and unrestricted stock, restricted and unrestricted stock units, stock appreciation rights, performance units and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the Fresh Vine board of directors or committee in their sole discretion.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth certain information regarding outstanding equity awards held by the named executive officers as of December 31, 2023:

	Options						Restricted Stock
	Grant Date	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price		Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value Of Shares of Stock That Have Not Vested
Michael Pruitt	4/1/2023	—	—	$	N/A	N/A	5,000	$2,195
Roger Cockcroft	N/A	—	—	$	N/A	N/A	—	—
Rick Nechio	11/30/2021	—	375,001		$10.00	11/30/2031	—	—

DIRECTOR COMPENSATION

Prior to our December 2021 initial public offering, Fresh Vine’s directors did not receive compensation for serving as members of the board of directors. Effective March 2, 2022, Fresh Vine granted 10,000 restricted stock units (“RSUs”) under its 2021 Equity Incentive Plan to each of Fresh Vine’s seven directors serving at such time as compensation for their services as directors of Fresh Vine during 2022. Each RSU represented the right to receive one share of Fresh Vine common stock upon vesting, with vesting occurring on June 18, 2022. The Fresh Vine board of directors (or a compensation committee thereof) periodically reevaluates the form and amount of director compensation and make adjustments that it deems to be appropriate. Fresh Vine also reimburses its directors for reasonable expenses incurred in the performance of the directors’ services upon submission of invoices and receipts for such expenses.

Fresh Vine adopted a new director compensation program commencing in 2023. Under this program, Fresh Vine pays quarterly cash compensation of $5,000 to each non-employee member of the Fresh Vine board of directors, which is paid in quarterly installments in arrears on the last day of each calendar quarter (or, if not a business day, then the next business day), prorated for partial quarterly periods as appropriate (the “Director Fees”). In addition, on April 1, 2023 (or as soon as was administratively possible thereafter), each non-employee member of Fresh Vine’s board of directors received a grant of 20,000 shares of restricted stock. The restricted stock vested with respect to 5,000 shares on the grant date, and will vests with respect to 5,000 shares on each of July 1, 2023, October 1, 2023 and January 1, 2024, subject to the directors’ continuing to serve as a director through the applicable vesting date.

Director Compensation Table

The following table sets forth information regarding the compensation earned for service on Fresh Vine’s board of directors during the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total ($)
Damian Novak(2)	—	—	—
Rick Nechio(3)	—	—	—
Eric Doan	20,000	8,780	28,780
Michael Pruitt	20,000	8,780	28,780
Brad Yacullo	20,000	8,780	28,780
David Yacullo	20,000	8,780	28,780
Michelle Whetstone(4)	10,000	8,780	18,780

____________

(1)      The amounts reported represent compensation expense recognized for financial statement purposes under ASC Topic 718. In the case of each of our current directors, the stock award was granted on April 1, 2023. For a discussion of the assumptions relating to our valuations of stock awards and stock options, please see Note 10 to the financial statements of Fresh Vine included in this report. These costs reflect our accounting expense for these stock options and do not correspond to the actual value that may be recognized by the directors.

(2)      Mr. Novak ceased serving as a director on March 14, 2023.

(3)      Mr. Nechio ceased serving as a director on February 20, 2023.

(4)      Ms. Whetstone was appointed to the Fresh Vine board of directors on February 20, 2023 and ceased serving as a director on July 17, 2023.

NOTES LIVE BUSINESS

BUSINESS

Overview of Notes Live’s Business

Business Overview

Notes Live is an entertainment and hospitality holding company based in Colorado Springs, Colorado that designs, develops, and operates up-scale music venues, outdoor amphitheaters, and full-service restaurants and bars where music, dining, and luxury experiences converge. Notes Live was founded in 2017. Since its inception, Notes Live has strived to set a new standard in the hospitality and entertainment industry through its entertainment-campus venue concept and to meet the growing demand for live entertainment by developing new venues in strategically selected, rapid-growth, entertainment-underserved markets. Notes Live takes pride in being a catalyst for memorable experiences, a champion of local entertainment, and a contributor to vibrant communities.

To date, Notes Live has developed, or is in the process of developing, two restaurant concepts as well as indoor and outdoor live-music venues that accommodate between 1,400 guests at each indoor venue and 8,000 or greater guests at each outdoor amphitheater. Currently, Notes Live operates venues and restaurants in Colorado and Georgia, but it is in varying levels of planning or development to open venues in Oklahoma, Tennessee, and Texas by 2026. Notes Live forecasts meaningful economic and cultural impacts in communities targeted for expansion across the United States.

Notes Live believes that it is one of the fastest-growing entertainment and hospitality companies in the United States. Notes Live attributes its growth capabilities, in part, to its key partnerships with leaders in the music and entertainment industries, its experienced management team with demonstrated success in hospitality and entertainment, and its strategic public-private partnerships that support ongoing economic growth. Notes Live believes that its venues offer patrons memorable experiences through a variety of music acts, high-end venues, desired food menu options, and exceptional hospitality. Notes Live is exploring business-expansion opportunities to meet the growing demand for live entertainment and touring acts by artists and fans alike.

Notes Live believes that its strategic development of venues in rapid-growth areas, experience in building partnerships with local governments and managing the elevated regulatory standards associated with public-private projects, and ability to negotiate naming and sponsorship rights with ubiquitous brands make it a highly sought-after entertainment and hospitality company by municipalities across the United States.

Notes Live’s principal executive office is located at 1755 Telstar Drive, Suite 501, Colorado Springs, Colorado 80920. (telephone: 719-895-5483). Notes Live’s principal website is https://noteslive.vip/. Information contained on, or accessible through, Notes Live’s website is not a part of this proxy statement/prospectus.

Corporate History

Notes Live was originally formed in Colorado on March 13, 2017, as B Entertainment LLC, a Colorado limited liability company. On April 6, 2022, B Entertainment LLC filed a Statement of Conversion with the Colorado Secretary of State to convert into a Colorado profit corporation and changed its name to Notes Live, Inc. Notes Live is governed by its Articles of Incorporation, which were filed with the Colorado Secretary of State on April 6, 2022 and amended pursuant to Articles of Amendment filed on: (i) October 25, 2022, pursuant to which Notes Live increased the number of shares of its capital stock authorized for issuance, changed the voting rights of its Class A Voting Common Stock, and added its “Class C Voting Common Stock” class; (i) November 3, 2023, pursuant to which Notes Live increased the number of shares of its capital stock authorized for issuance and effected a 5-for-1 forward stock split of the issued and outstanding shares of its Class C Voting Common Stock; and (iii) November 15, 2023, pursuant to which Notes Live effected a 5-for-1 forward stock split of the issued and outstanding shares of its Class B Non-Voting Common Stock. After opening its first restaurant in Colorado Springs, Colorado in 2017 followed by its first indoor music hall venue adjacent to the restaurant in 2019, Notes Live expanded to Georgia, where it opened its second restaurant and indoor music venue in Gainesville, Georgia in June 2023. Notes Live is now in the process of expanding to markets in Oklahoma, Tennessee, and Texas through 2026.

Overview of Notes Live’s Venues

Notes Live has two music venue concepts: (1) an indoor, more intimate music hall venue known as Bourbon Brothers Presents (“BBP”), which currently operates under the names of The Hall at Bourbon Brothers or Boot Barn Hall in accordance with the naming rights of the BBP venues owned by Boot Barn Holdings, Inc. (NYSE: BOOT) (“Boot Barn”); and (2) an outdoor amphitheater venue known as The Sunset Amphitheater, which Notes Live believes is (or will be) among the country’s most luxurious and state-of-the-art open-air venues. Notes Live has operated a BBP in Colorado Springs, Colorado (“BBP CO”) since 2019 and in Gainesville, Georgia (“BBP GA”) since June 2023, and plans to develop a BBP in Tennessee (“BBP TN”) by 2026. Notes Live’s debut outdoor amphitheater venue will be The Sunset Amphitheater in Colorado Springs, Colorado (“The Sunset CO”), which Notes Live expects to open in August 2024.

Notes Live has two restaurant concepts: (1) a flagship, full-service restaurant concept known as Bourbon Brothers Smokehouse & Tavern (“BBST”); and (2) an upscale, five-star, fine-dining restaurant concept known as Roth’s Seafood & Chophouse (“Roth’s”). Notes Live opened a BBST in Colorado Springs, Colorado (“BBST CO”) in 2017 and in Gainesville, Georgia (“BBST GA”) simultaneously with its BBP GA indoor music hall in June 2023. Notes Live is set to open Roth’s adjacent to The Sunset CO in December 2024 or early 2025.

Notes Live has two bar or bar-restaurant concepts: (1) a bar-restaurant that features live music called Notes (“Notes”); and (2) an elevated, craft-cocktail bar experience called Brohan’s (“Brohan’s”). Notes Live expanded its live-music and entertainment footprint in Colorado Springs in September 2022 when it opened Notes bar within walking distance of BBP CO and BBST CO. Brohan’s is anticipated to open in late 2024 or early 2025and will operate on the rooftop of Roth’s overlooking The Sunset CO.

Lastly, Notes Live has a hospitality suite concept called Notes Hospitality Collection (“NHC”), which consists of hospitality suites intended to be used for hosting large events such as corporate conferences, weddings, expos, galas, trade shows, and conventions. Notes Live’s first NHC development is expected to open in late 2024 or early 2025 as part of the mixed-use development where Roth’s and Brohan’s will operate adjacent to The Sunset CO. That first NHC will offer a total of 10,000 square feet of configurable hosting and entertainment space, with two, suites on the first floor with 1,100 and 2,400 square feet respectively, one on either side of Roth’s, and four, suites on the second floor including two 700 square feet dining and hospitality suites and two 2,365 square feet rooftop patio suites one on either side of Brohan’s rooftop bar.

Notes Live typically constructs and operates its music, restaurant, and bar venues concurrently and in close proximity to one another, creating an entertainment campus that enhances guests’ dining, social, and live-entertainment experiences.

Music Industry Insights

The music industry has been revolutionized over the past two decades by the rapid digitalization of the ways in which music is produced, distributed, marketed, and consumed. Physical music sales have been largely displaced by a drastic shift to, and rise in, music streaming, digital downloads, and consumer preference for subscription-based, on-demand music services. The proliferation of social media has been equally disruptive to the traditional music industry, as the potential virality of engagement that can be achieved through social media platforms has made it possible for up-and-coming artists to launch full-time music careers and to broadcast their talents on a global scale without needing to rely on the backing and legitimacy of the record labels that have long held artists and their tours captive.

While those structural changes have made the music industry more accessible for artists, they have also led to diminishing album-sale revenues, decreasing radio royalties, and difficultly for artists to monetize the streaming platforms that now dominate the industry. In response, artists have become increasingly incentivized to tour. For artists who achieved fame through social-media visibility, touring and performing live gives artists the opportunity to establish their brands offline, grow their audiences beyond their social-media following, connect with fans in person, and generate additional sales channels such as ticket and merchandise sales. Touring has also become an attractive opportunity for established artists and legacy acts who have been in the industry for decades. Unable to rely on traditional, over-the-radio royalties, many headliners from the ’70s, ’80s, and ’90s have reignited their touring acts as a way to supplement their incomes and reconnect with audiences.

Artists’ interest in touring has been matched with strong demand among consumers for live concert events. The live music industry is expected to grow by more than 32.5% over the next nine years according to a study by IFPI and Goldman Sachs. The same study suggests live music ticket sales and sponsorships revenue will grow to $38.3 billion by 2030, up from an estimated $28.9 billion in 2021.

Notes Live’s Mission and Strategy

Notes Live’s mission is to revolutionize entertainment and hospitality by offering dynamic entertainment campuses where music, dining, and luxury converge. Notes Live carries out its mission by leveraging its:

•        exclusive collection of premium restaurants and luxury venue properties, designed to enhance the customer experience through thoughtfully designed spaces and a spectrum of ticket and menu offerings that accommodate the needs and desires of a wide range of customers, whether their priority is to enjoy an outing that maximizes both fun and affordability or to be treated to a decadent, VIP type of experience;

•        management team with years of experience and prior success in hospitality and entertainment, venue and infrastructure development, and venue and restaurant management;

•        operational and brand partnerships with well-known industry leaders that create brand recognition for Notes Live’s venues and enable them to be operated efficiently and effectively to provide a seamless experience for customers while maximizing the returns of shareholders;

•        institutional knowledge of the entertainment landscape, insight regarding which artists and entertainers drive audience engagement, and strong industry relationships that make it possible to route those acts to Notes Live venues;

•        community ties and relationship leads in the markets that Notes Live focuses its development efforts in, which enhances its capital-raising efforts and advances its ability to deliver the types and genres of entertainment that complement the desires and demographic of the community being served;

•        optimization of the functionality and use of its venues, which can be rented for both personal and corporate events with a range of seating capacities and spaces that can accommodate intimate gatherings or large, table-top events for 500-700 seated guests;

•        financing and acquisition strategy that catalyzes growth while minimizing future dilution, as discussed in more detail under “Financing and Acquisition Strategy” below; and

•        strict criteria for evaluating business-expansion opportunities and ensuring that any new markets for its venues meet specific demographic profiles, are undersaturated with entertainment options, and have local governments that recognize the value of investing in an entertainment campus to drive local economic growth and to build community culture, as discussed in more detail under “Financing and Acquisition Strategy.”

Financing and Acquisition Strategy

A key factor to Notes Live’s current and future success is its ability to continue growing through venue and infrastructure development while attempting to minimize future dilution. Notes Live’s financing and acquisition strategy includes three primary components: (1) partnering with municipalities that attract local development by offering financial incentives; (2) conducting pre-sales of naming rights, sponsorships, and suite ownership at its venues; and (3) accessing attractive debt capital.

Financial Partnerships with Municipalities

When deciding where to develop new venues, Notes Live focuses on high-growth areas that it believes are materially underserved of premium music and entertainment options and are located in cities that are willing to partner with, and offer financial incentives to, Notes Live in exchange for Notes Live’s agreement to develop a venue in the partnering city. Often, those financial incentives are made possible through economic-development funds (“EDFs”), which enable local governments to fund projects and programs intended to spur the local economy or to induce local property development by offering investments such as below-market land sales, land grants, tax abatements and rebates, and/or property-tax refunds. Notes Live is experienced in obtaining land for new venue developments by negotiating favorable land-sale contracts with cities who use EDFs to sell the land to Notes Live for substantially less than market value in exchange for Notes Live’s agreement to develop and operate an entertainment campus on the land, which will in turn drive local economic growth, foster a community-wide culture, and attract other developments.

As an example of this strategy, Notes Live introduced its restaurant and music venue concepts to Gainesville, Georgia in January 2022 by negotiating a Purchase and Sale Agreement between one of its subsidiaries, GA HIA, LLC (“GA HIA”), and the Gainesville Redevelopment Authority (the “GRA”), pursuant to which the GRA agreed to sell approximately 1.7 acres of land to GA HIA for $800,000, well below the market value of the land, to incentivize the development of the BBST GA restaurant and the BBP GA music hall that Notes Live opened on the property approximately 18 months later in June 2023. The GRA viewed its public-private partnership with GA HIA as an opportunity to induce and stimulate redevelopment and investment in one of Gainesville’s tax-allocation districts that was in need of improvement. Similarly, in December 2022, Sunset on the Stones River, LLC (“Sunset SR”), a wholly-owned subsidiary of Notes Live, and the City of Murfreesboro, Tennessee entered into an agreement pursuant to which the City of Murfreesboro sold Sunset SR a 21-acre parcel for $3.2 million, well below its estimated open-market value of $15 million, in exchange for Sunset SR’s agreement to develop and operate an entertainment campus on the land. Through its agreements with both Murfreesboro, Tennessee and Gainesville, Georgia, Notes Live negotiated more than $2 million in tax incentives through property-tax rebates and sales-tax abatements that will flow through to the bottom line over the term of the rebates via reduced occupancy expenses. As Notes Live plans its Texas and Oklahoma expansion, Notes Live is finalizing similar deals and incentives in the McKinney market of Texas and the Oklahoma City and Tulsa markets of Oklahoma.

While Notes Live’s public-private partnerships with local municipalities enable Notes Live to acquire land for less than its fair-market value, and on terms more favorable than Notes Live could likely negotiate in open-market sales, they also impose certain conditions and restrictions on Notes Live’s ownership and use of the land. Notes Live is typically subjected to those conditions and restrictions pursuant to the ancillary agreements that Notes Live and a local municipality enter into in connection with the purchase and sale of the land, which could include, for example, a Development Agreement, a Parking Agreement, or a Facilities Use Agreement. The conditions and restrictions on Notes Live’s ownership and use of the real property it has acquired through public-private partnerships are described in more detail under “Subsidiaries and Properties — Public-Private Partnership Obligations” below.

Pre-Sales of Naming Rights, Sponsorships, and Suite Ownership

The second component of Notes Live’s financing and acquisition strategy consists of pre-selling the naming rights to its venues and generating capital that can be used to finance development-related costs. The cost of naming rights for each of Notes Live’s venues range from approximately $140,000 per year for an indoor concert venue such as Boot Barn Hall to up to $2,000,000 per year for a large outdoor amphitheater like The Sunset Amphitheater that Notes Live anticipates opening in McKinney, Texas in the second quarter of 2026. Notes Live’s first naming-rights sponsor was Boot Barn (NYSE: BOOT), which agreed to acquire the naming rights for a three-year term to Notes Live’s first indoor music venue in Colorado Springs, BBP CO, prior to its opening in 2019 along with the naming rights of Notes Live’s next two BBP venues. Since the initial agreement, Boot Barn has extended its agreement for the Colorado Springs location, acquired the rights to the Georgia and Tennessee venue locations, and committed to buying the naming rights for up to ten BBP locations total.

Notes Live also accumulates financing and acquisition capital by pre-selling ownership rights to the firepit suites at its planned outdoor music amphitheaters. At its Colorado outdoor amphitheater, Notes Live incorporated 90 firepit suites, which will each accommodate eight VIP guests per show and will be located on the concourse between the stadium-style seating in front of the stage and the lawn. Prior to breaking ground on its Colorado Springs outdoor music amphitheater, Notes Live pre-sold lifetime ownership of each firepit suite, resulting in a total of $22,500,000 that was deployed to fund most of the construction-related expenses for the venue. Based on the reception and success Notes Live had in its pre-sale and total sellout of the Colorado Springs firepit suites, Notes Live plans to replicate this financing strategy in each of the markets where it plans to develop outdoor amphitheaters, which currently include Murfreesboro, Tennessee, Tulsa, Oklahoma, Oklahoma City, Oklahoma, and McKinney, Texas. Because the development and market of each amphitheater is unique, pricing for firepit suites will vary depending on venue location.

In addition to pre-selling the naming rights to its venues, Notes Live has developed a menu of sponsorship inventory at each BBP location, which primarily consists of table and show sponsorships. Table sponsors have their logo painted onto the surface of the sponsored table, which makes for an advertising opportunity for company sponsors. The average value of a table sponsorship is $6,250 per year, generating three-year revenue of approximately $18,750. Additionally, Notes Live sells “Presenting Show” sponsorships for several of its promoted shows. Cumulatively, Notes Live expects table and show sponsorships to generate additional revenue of approximately $250,000 annually per venue.

Debt Financing

The final component of Notes Live’s acquisition and financing strategy is accessing attractive debt capital. Based on the land sales that Notes Live has previously negotiated with various municipalities, Notes Live believes it can acquire land inexpensively through continuing to strategically partner with municipalities. Notes Live also believes it is equipped to fund portions of its construction expenses using funds generated from pre-sales of its naming rights, firepit suites, and sponsorships. Those abilities make Notes Live believe it is uniquely positioned to access debt on attractive terms to finance any other unfunded construction costs.

Site-Selection Strategy

Notes Live has developed criteria and a disciplined process for expanding its live-music venues and restaurant properties. Notes Live searches for markets that meet its strict criteria and in which there are few or no competing entertainment properties. To date, Notes Live has focused on markets in warmer weather locations, metro areas that have expanded substantially and where there are fewer entertainment venues in the outer lying areas (such as the greater Atlanta market), or mid-market metro areas that Notes Live believes have been overlooked (such as Tulsa, Oklahoma).

When evaluating potential markets to expand to and local municipalities to partner with, Notes Live’s site-selection criteria for its Sunset Amphitheater and Boot Barn Hall venues consists of the following:

•        The market is materially underserved of premium, indoor or outdoor venues for live music and entertainment.

•        The municipality is willing to partner financially with Notes Live to attract the type of entertainment amenities that Notes Live offers and has focused on investments in entertainment districts as part of its long-term city plans.

•        The demographic profile of the community meets the age and household-income markers that Notes Live believes are most conducive to establishing a successful, well-attended music and entertainment venue.

•        There are sites available that are adjacent to high-traffic-count roadways with visibility for digital marketing.

•        There are physical locations suitable from a zoning, sound, parking, and traffic perspective.

•        The location is conducive to Notes Live’s overall act-routing strategy.

•        Notes Live has relationship leads in the market, which drives financing strategy.

Notes Live carries out its site-selection process in three stages:

•        Site Selection.    Based on the expansion criteria above, Notes Live identifies specific regions that serve as target markets for its venue concepts. Notes Live works to identify experienced commercial real estate leads for each market, establishes the specific criteria for expansion, and works alongside those leads to identify, assess, and negotiate contracts for new locations.

•        Site Acquisition.    The site-selection lead for each market identifies target properties that meet the base criteria. A team led by Notes Live’s Chief Executive Officer, JW Roth, engages with the market lead to assess and, if deemed suitable, negotiate a purchase and sale agreement that meets Notes Live’s financial framework.

•        Site Development.    Once the purchase and sale agreement is complete, the Notes Live real estate development team manages entitlement, closing, finalizing municipal financial incentives, architecture, and construction.

Notes Live’s Sources of Revenue

Notes Live’s primary revenue streams consist of the following:

•        Ticket Sales and Fees.    Notes Live promotes tickets for concerts and events through the location-specific websites of its BBP venues. Tickets are primarily sold online through ShowClix, a full-service ticketing business that Notes Live contracts with to promote and sells tickets for BBP events. Notes Live retains a portion of the revenue generated from each ticket sale. Notes Live also generates ticket revenue from walk-up sales at its BBP locations.

•        Fee Income.    Notes Live also generates revenue through collecting fees on tickets sold by third-party platforms, including convenience and order processing fees and service charges.

•        Venue Rentals.    Notes Live’s BBP venues are rented for a variety of events, including corporate gatherings, conferences and seminars, benefit concerts, fundraisers, weddings, and holiday parties. Each BBP venue can be easily transitioned to different configurations, which allows for operational flexibility and a maximization of venue use. The BBP team of event staff is exceptionally experienced in managing each aspect of the event-planning process.

•        Naming Rights.    Notes Live generates a portion of its revenue by partnering with industry-leading brands under naming-rights agreements. By selling the naming rights to its venues, Notes Live benefits from the name recognition of its sponsors and can offset its development, operational, and occupancy costs through its collection of naming-rights fees. The naming-rights sponsors, in turn, strengthen their brand recognition and visibility, heighten their exposure, and benefit from being associated with the world-class events that a hospitality and entertainment company like Notes Live makes possible. In addition to negotiating the naming rights to its venues themselves, Notes Live negotiates naming rights for specific segments within its venues and restaurants, such as patio spaces and the backstage area where artists conduct meet-and-greet events.

•        Sponsorships.    Notes Live’s sponsorship opportunities enable sponsors to advertise and connect to customers at Notes Live’s entertainment and restaurant properties. Notes Live provides a marketing and communications platform that caters to the specific needs of each sponsor’s unique brand. Notes Live offers: (i) foundational partnerships, which allow companies to enjoy exclusive benefits and recognition as founding partners of Notes Live venues; (ii) industry-exclusive partnerships, which enable companies to gain exclusive rights to represent their industries and stand out among their competitors; (iii) show and event sponsorships, which allow companies to associate their brands with specific shows and events and to capture the attention of a targeted audience; and (iv) VIP sponsorship packages, which allow companies to offer their clients and customers with a top-notch, VIP experience at Notes Live’s venues. While Notes Live’s primary sponsorships are for tables and shows, it has a curated menu of sponsorship inventory at each of its venues that is available for sponsors to showcase their brands. Notes Live’s seasoned sales leader spearheads its sales efforts nationally and manages the sponsorship sales inventory at each entertainment property

•        Food and Beverage Sales.    Notes Live’s collection of restaurants and bars are designed to provide guests with an elevated dining experience featuring unique menu offerings, craft cocktails, and southern hospitality. Notes Live’s BBST restaurants, known for their selection of rare bourbons, ryes, and whiskies, serve American classics and southern staples from a scratch kitchen and act as the exclusive caterer for BBP concerts and events. Roth’s, upon its opening expected in December 2024 or early 2025, will provide an elevated, fine-dining culinary experience. In 2023, Notes Live’s BBST CO and BBP CO locations were opened for the full year and its BBST GA and BBP GA locations opened in June 2023. In 2024, Notes Live expects to generate revenues based on its BBST and BBP locations in Colorado and Georgia both being operational for the full year and its Roth’s restaurant opening in December 2024 or early 2025.

•        Parking Fees.    Notes Live generates revenue from land and development of parking lots at its amphitheater locations. These lots are over and above the amphitheater operators parking that is shared between Notes Live and the operators. These premium parking lots are controlled exclusively by the company.

Notes Live’s Venues

Music Venues — Bourbon Brothers Presents (Indoor Music Hall)

BBP Overview

BBP is Notes Live’s indoor, intimate music and event venue known for promoting a mix of national-touring, legendary acts as well as up-and-coming artists and premier local bands and performers. BBP is dedicated to bringing musical acts from the country music and rock and roll genres as well as entertainment from a variety of other performance categories, including comedy, magic, and inspirational speakers, to growing suburban markets. Notes Live currently operates a BBP venue in Colorado Springs, Colorado, BBP CO, which opened in 2019, and a second BBP venue in Gainesville, Georgia, BBP GA, which opened in June 2023. Notes Live will also be expanding its BBP venue concept to Murfreesboro, Tennessee, where in December 2022 Notes Live closed on the deed of land where BBP TN will be developed as part of an entertainment campus that Notes Live expects to open in August 2026.

Promoting live entertainment is the foundation of the BBP revenue model. Each BBP location is designed to flexibly accommodate approximately 1,500-2,000 concertgoers at each general-admission concert featuring national-touring artists or to comfortably accommodate approximately 500-700 people for fully seated events complete with eight-top tables that are suited for intimate concerts, dueling piano shows, tribute bands, and private events. In addition to promoting and hosting live concerts, BBP also generates incremental revenue through event rentals and sponsorship sales. BBP rental rates vary depending on several factors, including the type, size, and date of the event. Typically, event rentals is a high-margin revenue channel, as there are very few variable expenses associated with renting the venue.

Notes Live’s designs for its BBP venues seek to showcase Notes Live’s attention to hospitality, care for artists’ comfort, and pursuit of delivering the ultimate concert experience. Each BBP location features an expansive stage, arena-quality audio and visual systems, and an unparalleled ambiance driven by a grand dance floor and video wall. In addition to the indoor music hall, each BBP venue is built with an outdoor patio that features exterior bar access, an abundance of firepits, and unobstructed views of the surrounding areas.

BBP — Colorado Springs, Colorado

Notes Live opened its first BBP location in March 2019 in Colorado Springs, Colorado. BBP CO is built on roughly 3.5 acres adjacent to BBST CO. The BBP CO property consists of 15,000 square feet and features a 100-foot bar, a Bottoms Up Draft Beer System, more than 50 bourbons and whiskeys, and a menu of Southern fare served tableside, catered by BBST CO.

BBP CO has hosted performances by the likes of Randy Travis, The Bellamy Brothers, Diamond Rio, Easton Corbin, Aaron Watson, and classic rock legends from the bands Journey, Kansas, and Lynyrd Skynyrd.

In addition to its concert and event schedule, BBP CO has become a rental venue for private events. In the past, a multitude of organizations and businesses have rented BBP CO, including school districts for prom and homecoming dances, the State of Colorado for an event at which Governor Jared Polis gave the State of the State address, political organizations for fundraising dinners, several companies for corporate parties and events, and families who have held weddings at BBP CO. The venue is capable of being transitioned from one configuration to another, which allows for a maximization of venue uses. That operational flexibility make it possible, for example, for the BBP CO event team to host a concert one night and then stage a wedding the following afternoon. Notes Live aims for the BBP CO venue to be rented for events up to 100 times per year.

BBP — Gainesville, Georgia

The initial success of BBP CO piqued the interest of stakeholders in markets outside of Colorado Springs who noticed the economic-development value of having a modern music venue established as a focal point of the community. In early 2021, a Georgia municipality reached out to gauge its interest in building a venue like BBP CO in Gainesville, Georgia, a growing city located roughly an hour north of downtown Atlanta. That same year, Notes Live negotiated with the City of Gainesville and ultimately agreed to build its second BBP venue there, BBP GA, which opened in June 2023. The land on which BBP GA was developed was purchased from the Gainesville Redevelopment Authority by GA HIA, a subsidiary of Notes Live that is subject to Notes Live’s total voting control. BBP GA promotes music acts similar to BBP CO. Like BBP CO, BBP GA sold its naming rights to Boot Barn and thus does business under the name of Boot Barn Hall. BBP GA assigns the revenue generated from Boot Barn’s naming rights to its landlord, GA HIA, effectively reducing the occupancy cost related to the construction of the campus and subsequent lease.

The BBP GA venue accommodates up to 1,700 concertgoers for general-admission concerts and 500 seated patrons for full-seated shows. BBP GA built upon the design of BBP CO and features two full-service bars instead of one along with a mezzanine that offers spectacular, elevated views of the stage. BBP GA is connected to BBST GA via a shared kitchen, which allows BBP GA to provide food and beverage service for shows that is catered by BBST GA.

Notes Live’s management was optimistic about establishing the BBP concept in the Gainesville market because the greater Hall County area of which Gainesville is considered by many to be a hotbed for country music, as many of today’s biggest country music stars hail from Georgia, yet Gainesville and the other suburbs surrounding Atlanta, Georgia were considered by many to be an “entertainment desert,” devoid of premier live-music venues. Furthermore, the lack of mid-size and more intimate venues other than in downtown Atlanta was inconvenient for residents living and working outside of the city center. Management predicted that BBP GA would fill that opportunity gap by offering a new entertainment venue to the approximately 1.2 million residents of the Northeast Georgia region.

In its first three quarters of operations, BBP GA has hosted concerts and live entertainment events and has attracted both up-and-coming and more established names in country and rock music. In addition to maintaining its event schedule and continuing to bring talent to the Northeast Georgia region, Notes Live continues to pursue its venue-rental and sponsorship-sales channels to augment revenue generated for BBP GA by promoted concerts, duplicating its revenue strategies at the comparable venue in Colorado Springs.

BBP — Murfreesboro, Tennessee

Numerous cities surrounding the Nashville, Tennessee area align with Notes Live’s criteria and served as prospective target markets for its venue concepts. After assessing numerous cities and towns in the region, Notes Live decided to expand to Murfreesboro, Tennessee. In December 2022, Sunset on the Stones River, LLC (“Sunset SR”), a wholly-owned subsidiary of Notes Live, closed on a deed of land with the City of Murfreesboro, Tennessee, planning to develop a three-concept entertainment campus that will include a BBST, a BBP, and an outdoor, 4,500-seat amphitheater that will be named Sunset on the Stones River Amphitheater (together, the “TN Campus”). The TN Campus will sit on a 21-acre parcel and is anticipated to open in August 2026.

Notes Live’s management believes that Murfreesboro, which is located approximately 20 miles southeast of Nashville, Tennessee on a major interstate, is an ideal location for Notes Live to plant a live-music campus because of its proximity to many emerging and major artists in country music. While Nashville is known for legendary venues like the Ryman Auditorium and the Grand Ole Opry House as well as Broadway honky-tonks that attract budding artists dreaming to make a name for themselves, the larger region outside of Nashville is considered by many to be underserved in mid-size venues capable of hosting current radio acts or legacy bands from the ’70s, ’80s, and ’90s that routinely sell out BBP CO and will be routed to BBP GA. Additionally, Murfreesboro and the surrounding Rutherford County area is one of the fastest growing regions in the United States. The proximity of Murfreesboro to Nashville presents a significant opportunity to frequently access established artists as well as up-and-coming, yet-unsigned performers based in Music City. Notes Live plans to leverage its buying power to route acts that will perform at the TN Campus to its other existing or planned venues in Colorado, Georgia, Oklahoma, and Texas.

Music Venues — The Sunset Amphitheater (Outdoor Amphitheater)

The Sunset Amphitheater Overview

The largest projects Notes Live has planned are the development of its open-air amphitheaters, including The Sunset Amphitheater in Colorado Springs, Colorado, and The Sunset on the Stones River amphitheater in Murfreesboro, Tennessee. The developments of both locations have been approved by the respective city governments and Notes Live has obtained all zoning and permitting approvals required for the construction of the amphitheaters. Notes Live has broken ground on its Colorado site with an opening slated for August 2024. Ahead of its expected opening, multiple dates after August 2024 have been booked for artists’ events with ticket sales already ongoing. Notes Live expects to open its Tennessee location in mid-2026. During the six-month peak season each year, Notes Live expects the venue to host up to 50 concerts and generate approximately $60 million in full-season revenue from each venue. In addition, the Company has amphitheaters planned for Broken Arrow, Oklahoma, Oklahoma City, Oklahoma, and McKinney, Texas.

With each planned iteration of The Sunset Amphitheater, Notes Live is attempting to pioneer the concept of music and entertainment investing. A feature of each amphitheater is its lifetime-ownership, private firepit suites ownership rights the company offers to certain of its investors. In addition to the luxury firepit suites, each amphitheater location will offer reserved seating, open seating on a landscaped grass berm, and premium hospitality offerings that will enable concertgoers to experience shows in a world-class environment. Notes Live’s goal for The Sunset Amphitheater is to serve as one of the most desirable venues in the world for artists to play and fans to experience live music.

Notes Live believes the naming rights for The Sunset Amphitheater venues will be the most valuable naming rights of any of its properties. Notes Live estimates that the naming rights for each of The Sunset Amphitheater venues will be acquired for between $1.0 million to $2.0 million per year, per venue, depending on the venue’s capacity and market, under contracts with five- to ten-year terms. As such, the tradename of each amphitheater location is expected to change to feature the naming-rights sponsor.

The Sunset Amphitheater — Colorado Springs, Colorado

In May 2023, Notes Live broke ground on its first outdoor amphitheater, The Sunset Amphitheater in Colorado Springs, Colorado, which Notes Live expects to open in August 2024. The Sunset CO will be an open-air, 8,000-person amphitheater and will offer concertgoers views of Pikes Peak, the Rocky Mountains, and the United States Air Force Academy. Notes Live hopes for The Sunset CO to draw certain comparisons to the Red Rocks Amphitheater in Morrison, Colorado, which is one of the most attended music venues in the country. The Sunset CO was designed by industry-renowned architects to be among the most state-of-the-art open-air venues in the country. The Sunset CO will feature luxurious, firepit suites and other design configurations original to Notes Live, advanced audio technology, and “white-glove” service for its premium suites.

The Sunset CO will complement the first music hall venue Notes Live developed in Colorado, BBP CO, and the venues will together fill an entertainment gap in the Pikes Peak region. Notes Live believes The Sunset CO will be capable of hosting the nation’s largest touring acts, many of whom have not played Colorado Springs in the past due to a lack of suitable venues. The Sunset CO expects to host shows during the peak concert season from the beginning of May through the end of October. In addition to stadium-style seating and lawn seating, The Sunset CO will deliver a premium hospitality experience with a total of 90 VIP firepit suites, each featuring a private fireplace that can accommodate up to eight guests for a luxurious concert experience unlike any other. A total of 90 firepit suites are privately owned and were sold to lifetime owners by Notes Live over a ten-month period before construction of The Sunset CO commenced. In addition, 40 of the firepit suites are being offered to lease for a 99-year term in exchange for the licensee’s payment of a one-time lease execution fee of $200,000 due at the inception of the lease. Each suite offers the licensee the option to purchase up to eight tickets per event hosted at The Sunset CO, but licensees are not obligated to purchase unused tickets, which can be privately sold or listed for sale on Notes Live’s ticketing-sales platform.

Alongside the amphitheater, The Sunset CO campus will include Roth’s Seafood and Chophouse, a fine-dining restaurant, and Brohan’s, a top-shelf, rooftop bar. In addition, Notes Hospitality Collection will have 40 VIP firepit suites, each featuring a private fireplace, along with 1,200 stadium style seats for shows at the Sunset CO. This entity will also include two owner’s club suites with upstairs and downstairs viewing and seating configurations that are available for venue rentals year-round on non-Sunset CO show evenings. Together, the three venues are intended to deliver a premier dining and entertainment experience for music lovers, fine diners, and bourbon enthusiasts alike.

The Sunset CO will be operated by AEG Presents Rocky Mountains, LLC (“AEG Presents”), a subsidiary of the Anschutz Entertainment Group, the world’s second largest music and entertainment events presenter, pursuant to an operating agreement between Notes Live and AEG Presents.

The Sunset on the Stones River — Murfreesboro, Tennessee

In addition to The Sunset Amphitheater being developed in Colorado Springs, Notes Live is developing another outdoor amphitheater as part of its newest entertainment campus in Murfreesboro, Tennessee, which will be known as The Sunset on the Stones River (“The Sunset TN”). The Sunset TN will be the centerpiece of the master-planned 21-acre Tennessee Campus in Murfreesboro, which will also feature the BBP TN music hall and the BBST TN signature restaurant. The Sunset TN is expected to be smaller than The Sunset CO, but with its estimated capacity of 4,500 concertgoers, it will still be capable of hosting many, if not all, of the same acts that its Colorado Springs counterpart will host.

Given the proximity of Murfreesboro to Nashville, Notes Live plans to utilize The Sunset TN as a platform for artists who “price out” of the smaller, more intimate nature of the BBP TN and are on their way to arenas. One potential advantage The Sunset TN will have over The Sunset CO is the generally milder climate in the Murfreesboro area compared to Colorado during the spring, fall, and winter seasons, which likely will enable The Sunset TN to operate for ten or eleven months out of the year compared to The Sunset CO’s expected six-month concert season.

Sunset at Mustang Creek — Oklahoma City, Oklahoma

In June 2023, Notes Live entered into a binding purchase and sale agreement to acquire 21 acres of land, and to lease, an additional 30 acres for parking in Oklahoma City, Oklahoma, with the intent to build a 12,500-person amphitheater that will be named The Sunset at Mustang Creek (“The Sunset OKC”). The Sunset OKC will sit at the intersection of two major highways and be visible to the over 100,000 vehicles that travel over the highways per day. Notes Live is in the entitlement process and expects to close on the property in the spring 2024 and anticipates that construction of The Sunset OKC will begin soon thereafter with the goal of opening The Sunset OKC for the 2026 touring season.

The Sunset OKC will be comprised of six VIP 10-person luxury firepit suites, 58 VIP 8-person luxury firepit suites, 138 VIP 4-person luxury firepit suites, and an Owner’s Club Suite with lifetime ticket access for 156 memberships. Each firepit suite will feature a natural gas-powered firepit and fully configurable seats with abundant room for food and beverage, making an exceptional and private environment that will allows guests to be fully immersed in the show. To elevate the luxurious ambiance of the suites, each suite will include food and beverage service before and during the show. Investors will receive one or two parking passes and between two to ten tickets to all live-music events, depending on the investor’s investment level. Platinum and Diamond members also become owners of one of the four-, eight-, or ten-person firepit suites. The amphitheater will also include upper and lower bowl seating, a general-admission lawn, and ten ultra suites.

Sunset at Broken Arrow — Broken Arrow, Oklahoma

In October 2023, Sunset at Broken Arrow LLC (“Sunset BA”), a subsidiary that Notes Live owns a minority equity interest in but exercises total voting control over, entered into an Economic Development Agreement with the City of Broken Arrow, Oklahoma (“Broken Arrow”), which is a suburb of Tulsa and the largest city in Tulsa County. Pursuant to the Economic Development Agreement, Sunset BA and the City of Broken Arrow are forming a public-private partnership and intend to open a 12,500-capacity amphitheater that will be named The Sunset at Broken Arrow (“The Sunset BA”). The Sunset BA will be constructed on a 13-acre property adjacent to the 165-acre Broken Arrow Events Park, which frequently hosts community-wide Broken Arrow events and is a community focal point. To induce Notes Live’s development of The Sunset BA in Broken Arrow, the City of Broken Arrow committed approximately 30 acres of land from Events Park to be used for parking and infrastructure needs along with $17.81 million in capital improvements to the infrastructure at Events Park, which will include the development of a

3,000-spot parking lot, the widening of roads entering and leaving the park area, and the improvement of stormwater and water lines. Notes Live has committed $70 million of private investments and anticipates opening The Sunset BA in August 2026.

Notes Live expects to host a minimum of 45 shows per year at The Sunset BA but will aim for closer to 60. Concertgoers can purchase reserved seats in the upper and lower bowl seating areas or enjoy general-admission turf seating built with hydro-chill technology, which will chill the turf to roughly 70°F. Additionally, The Sunset BA will have a total of 202 lifetime-ownership VIP firepit suites, accommodating groups of four, eight, or ten guests in each suite, plus four ultra suites. The Sunset BA will feature similar amenities and suite offerings as The Sunset OKC. Like The Sunset OKC, The Sunset BA offers three investment tiers, requiring an investment of $125,000 for a gold-level investment that provides access to the Owners Suite and two tickets to all live-music events hosted at The Sunset BA, $275,000 for a platinum-level investment that includes ownership of a four-seat luxury VIP firepit suite, and $500,000 or $650,000 for a diamond-level investment that includes ownership of an eight-person or a ten-person luxury VIP firepit suite.

On January 22, 2024, Notes Live and Live Nation Worldwide, Inc. (“Live Nation”) entered into an Exclusive Operating Agreement, pursuant to which Live Nation will serve as the exclusive operator of The Sunset BA. In addition to serving as the operator of The Sunset BA, Live Nation will also have a right of first offer to operate any new outdoor amphitheaters that Notes Live decides to develop, open, own, and/or operate anywhere in the United States with the exception of The Sunset CO. Live Nation is an industry-leading venue operator and ticket-sales manager. Through their working partnership, Notes Live and Live Nation aim to elevate hospitality for both artists and fans and to bring leading artists to the Broken Arrow and Tulsa markets.

The Sunset Amphitheater — McKinney, Texas

In addition to its projects in Colorado, Georgia, and Tennessee markets, Notes Live is actively breaking into the Texas market with plans to bring The Sunset Amphitheater to McKinney, Texas (“The Sunset McKinney”). Notes Live partnered with retired Dallas Cowboys’ player Chad Hennings to help facilitate its Texas expansion efforts. In March 2024, Notes Live entered into a preliminary agreement with the City of McKinney through a joint effort by the City of McKinney, the McKinney Economic Development Corporation (the “MEDC”), and the McKinney Community Development Corporation (“MCDC”). Pursuant to Notes Live’s public-private partnership with the City of McKinney, Notes Live will develop The Sunset McKinney on a 46-acre tract of land that is owned by the MEDC. Given that one of the MCDC’s strategic initiatives is to support the development of destination-entertainment facilities in McKinney, the MCDC has announced that it expects to make a financial investment in The Sunset McKinney’s development.

Notes Live anticipates that construction of The Sunset McKinney will being in late 2024, with the amphitheater expected to be concert-ready in the second quarter of 2026. With a seating capacity of more than 20,000, The Sunset McKinney will be Notes Live’s largest venue to date. The Sunset McKinney is expected to feature 295 VIP luxury firepit suites that will be sold to lifetime owners, an Owner’s Club Suite that will accommodate 700 members, fully-covered seating areas, traditional reserved seating along with open-seating options on a landscaped grass area that will have temperature-cooling turf, a selection of gourmet food and drinks, state-of-the-art audio and technology enhancements, and a parking garage with 5,100 parking spaces designed to make entering and exiting the venue as efficient as possible. Notes Live expects to host between 50 to 65 shows per year at The Sunset McKinney.

Notes Live’s management believes McKinney will be a promising market for expanding its open-air amphitheater concept. The Sunset McKinney is expected to attract crowds from the Dallas and Fort Worth (“DFW”) areas of Texas, and to potentially rival the Toyota Music Factory that currently serves the DFW metroplex, a market that Notes Live considers to be a high priority for adding entertainment value. The City of McKinney’s existing arts and recreation scene was one of the key factors that motivated Notes Live’s decision to develop an amphitheater in the city. In 2020, McKinney was designated as a Texas Music Friendly Community by the Texas Music Office within the Office of the Governor, certifying McKinney as part of a distinguished network of Texas cities that foster music-industry development and aim to attract and develop music-industry growth.

For the City of McKinney, partnering with Notes Live to develop The Sunset McKinney will represent a potential investment in the community in excess of $220 million, which could drive local economic growth, catalyze commercial development, and enhance McKinney’s brand on a national level, while allowing Notes Live to expand its operations to another state and to capitalize on McKinney’s promising entertainment market. Notes Live and the City of McKinney believe that The Sunset McKinney will generate over $3 billion in local and regional economic activity in the first 10 years of operation.

Restaurant Concepts — Bourbon Brothers Smokehouse & Tavern

BBST Overview

Bourbon Brothers Smokehouse & Tavern is Notes Live’s flagship, full-service restaurant concept. BBST serves American classics and Southern staples out of a scratch kitchen, accompanied by a selection of rare bourbons, ryes, and whiskies as well as local craft beers.

BBST — Colorado Springs, Colorado

Notes Live opened its first BBST location in April 2017 (“BBST CO”) in Colorado Springs, Colorado, adjacent to the land where Notes Live later opened its BBP CO music hall in 2019. The BBST CO location can serve up to 300 customers at a time across its two bars, primary dining areas, sunroom, and a private dining area known as the “Library.” The concept was conceived as a farm-house theme with an eclectic blend of dining areas that is intended to offer a unique foodie experience in an unparalleled setting. The Bourbon Bar is an attached, yet secluded, bar area, built to replicate a bourbon warehouse from the days of prohibition, complete with a full-size bar that is constructed from floorboards sourced from aging railroad cars. BBST CO’s close proximity to BBP CO allows for cross-selling between the businesses, as BBST CO serves as the exclusive caterer for all BBP CO events. In both venues, Notes Live strives to deliver high-quality, consistent food with exceptional service, which it believes is the key to restaurant success.

BBST — Gainesville, Georgia

In conjunction with Notes Live’s opening of BBP GA in June 2023, Notes Live opened its second BBST location in Gainesville, Georgia (“BBST GA”). Like its Colorado Springs counterpart, BBST GA serves American classics, Southern staples, local craft beers, and a selection of rare bourbons, ryes, and whiskies. Unlike BBST CO, the ambiance of the BBST GA restaurant replicates that of a 1930s-era, red brick industrial building, with seating spaced around an indoor square bar that integrates a 6,800-square-foot outdoor patio with four fireplaces. The restaurant accommodates up to 300 customers in its first-floor bar, primary dining areas, second-floor bourbon bar, and 1,500-square-foot walk-out rooftop bar and lounge. The distinctive dining configurations at BBST GA are meant to capture the ambience and aesthetic of the Gainesville Square.

Notes Live anticipates its BBST GA location will benefit from favorable foot traffic and a viable catering component through serving as BBP GA’s exclusive caterer. One advantage of the Gainesville location is that the BBST GA restaurant and BBP GA music venue were built simultaneously and are connected via a shared kitchen, which streamlines BBST GA’s ability to operate food and beverage service at BBP GA. The 4,400-square-foot kitchen serves the site’s more than 7,800-square-foot dining room and rooftop bar as well as the food and beverage needs for the 18,000-square-foot BBP GA music hall.

BBST — Murfreesboro, Tennessee

Notes Live also has plans to develop and operate a BBST restaurant as part of its TN Campus in Murfreesboro, Tennessee. BBST TN will be accompanied by the BBP TN music hall and The Sunset TN amphitheater, all of which will be constructed on the 21 acres of land that will make up the TN Campus. Notes Live anticipates completing its development of the TN Campus venues in August 2026.

Restaurant Concepts — Roth’s Seafood & Chophouse and Notes Hospitality Collection

In December 2024 or in the first quarter of 2025, Notes Live expects to open Roth’s Seafood & Chophouse (“Roth’s”), an upscale, five-star restaurant that specializes in fine dining, in a mixed-use development adjacent to The Sunset CO amphitheater being developed. Roth’s and The Sunset CO will both sit on the 4.97-acre tract in Colorado Springs that Notes Live purchased in March 2023. Roth’s is intended to be a luxurious restaurant space designed to offer views of not only the Rocky Mountains but also The Sunset CO concert stage, immersing guests in what Notes Live believes will be an unparalleled dining and concert experience.

Colorado Springs boasts a significant percentage of high-income households and a steady growing population. Despite being home to many multinational corporations and much of the defense contractor industry, customers seeking an elevated dining experience believe the city is sorely lacking in this pinnacle of the restaurant spectrum. Notes Live believes Roth’s can help fill that gap.

The prominence and features of The Sunset CO amphitheater made that area a desirable and viable location for Roth’s, which is intended to cater to the more affluent populations in El Paso and Douglas Counties. Notes Live also believes Roth’s will be well suited for concertgoers looking for a premium dining experience to accompany their premium tickets. Roth’s will anchor the first floor of the mixed-use development being constructed at the eastern perimeter of The Sunset CO. On the top floor, Notes Live is opening a top-shelf bar and lounge named Brohan’s.

Notes Hospitality Collection (“NHC”) will feature two, approximately 1,500-square-foot configurable hospitality spaces framing either side of Roth’s on the first floor of the mixed-use development and two, approximately 2,500-square-foot suites framing either side of the Brohan’s rooftop bar. Notes Live envisions NHC being used to host corporate events, weddings, trade shows, conventions, galas, expos, and other large gatherings. Notes Live believes NHC will be a premier venue rental location in Colorado Springs.

Notes Live expects to open Roth’s, Brohan’s, and NHC in December 2024 or in the first quarter of 2025, approximately three months after its planned opening of The Sunset CO in August 2024.

Bar Concept — Brohan’s

Notes Live is opening Brohan’s, a cocktail bar and lounge on the top floor of the mixed-use development where Roth’s and NHC are being constructed. Brohan’s is named in honor of Notes Live’s longtime business development executive, Gary Tedder, whose nickname is Brohan. The bar will have premium views into The Sunset CO, which can be monetized during marquee shows. Brohan’s will feature top-shelf liquors and fine wines from around the world served by a host of bartenders and sommeliers that will be employed by Notes Live. Notes Live foresees Brohan’s being a popular gathering spot for happy hour or evening cocktails in an elevated environment for personal or business use, complemented by exceptional service in a comfortable yet classy lounge space that will be enhanced by dramatic amphitheater lighting features and striking panoramas. Notes Live also envisions Brohan’s as being a go-to spot for concert-goers looking to elevate their experience with the premium libations and views that Brohan’s will offer. Along with Roth’s and NHC, Notes Live intends to open Brohan’s in December 2024 or early in 2025.

Bar Concept — Notes

“Notes” is one of Notes Live’s bar-restaurant, live-music concept. The live music and social bar serves upscale bar fare with dive-bar specials. The northern end of Colorado Springs is known for “rolling up their doors early,” but with a general influx of young residents, Notes is intended to fill that gap by staying open later than most other venues in the general area.

Notes opened in September 2022 in the same Colorado Springs campus where BBP CO and BBST CO operate. Notes features a full stage that is capable of hosting a four- to five-person band. Since opening, the Notes stage has been booked regularly with performances such as open mic nights, karaoke, dance bands, and even a unique live jazz band that performs at Notes’ weekend brunch. The unique live-music setting is complemented by music memorabilia and iconic photography throughout.

Notes Live’s Subsidiaries and Properties

Subsidiaries

Notes Live conducts its operations and holds its assets through many wholly- and majority-owned (or controlled) subsidiaries. Certain of Notes Live’s subsidiaries have previously received capital contributions from third-party investors, such as The Sunset Amphitheater LLC, and as a result, they are not wholly owned. In some instances, Notes Live owns a minority equity interest in a subsidiary but exercises 100% voting control and otherwise retains economic rights in certain revenue streams of a given project that may exceed its ownership percentage. The following table summarizes Notes Live’s ownership and voting interests in its subsidiaries, which Notes Live either owns directly or indirectly through one of its other subsidiaries. For subsidiaries that are not wholly owned by Notes Live or one of its subsidiaries, the table indicates which entity owns the remaining interest.

Subsidiary	Notes Live or Subsidiary Owner	Percentage Interest	Owner of Remaining Interests
Bourbon Brothers Holdings LLC (“BBH”)	Notes Live, Inc.	100%	Not applicable.
Notes Live Real Estate and Development LLC (“NLRED”)	Notes Live, Inc.	100%	Not applicable.
Hospitality Income & Asset, LLC	Notes Live, Inc.	99%	Third Party Investors
Notes Holding Company LLC (“NHC”)	Notes Live, Inc.	100%	Not applicable.
The Sunset Amphitheater LLC	Notes Live, Inc.	10% (100% voting control)	Third Party Investors(1)
Sunset on the Stones River LLC	Notes Live, Inc.	100%	Not applicable.
Bourbon Brothers Licensing LLC	Notes Live, Inc.	100%	Not applicable.
GA HIA, LLC	Notes Live, Inc.	16% (100% voting control)	Third Party Investors
Roth’s Seafood & Chophouse LLC	BBH	100%	Not applicable.
Notes Hospitality Collection LLC	BBH	100%	Not applicable.
Sunset Hospitality Collection LLC	NLRED	60% (100% voting control)	Third Party Investors(1)
Sunset at Mustang Creek LLC	NLRED	30% (projected ownership) (100% voting control)	Third Party Investors(1)
Sunset at Broken Arrow LLC	NLRED	30% (projected ownership) (100% voting control)	Third Party Investors(1)
Stones River Holding Company, LLC	NLRED	100% (100% voting control)	Not applicable
13141 Notes LLC d/b/a Notes	NHC	100%	Not applicable.
Bourbon Brothers Presents, LLC d/b/a Boot Barn Hall at Bourbon Brothers	BBH	89%	Third Party Investors
Bourbon Brothers Licensing LLC	BBH	100%	Not applicable.
Bourbon Brothers Smokehouse and Tavern CS, LLC	BBH	100%	Not applicable.
Bourbon Brothers Smokehouse and Tavern GA LLC	BBH	100%	Not applicable.
Bourbon Brothers Presents GA LLC	BBH	100%	Not applicable.
Sunset Operations LLC	BBH	100%	Not applicable.

____________

(1)      Notes Live has sold membership interests to third party investors in this limited liability company, however, the governing documents for these subsidiaries provide that those third party investors are only entitled to specific and limited distribution rights of available cash that flow solely out of certain revenue streams of the entities, such as ticket sales or rental payments, and in each case are subject to a cap; and all other remaining portions of cash flow distributions from facility operations are distributed to Notes Live, Inc. (as the Class A member).

Bourbon Brothers Holdings LLC is a holding company designed to own and manage each of Notes Live’s operating entities. In addition to the entities organized under BBH currently, Notes Live expects BBH will own 100% of future restaurant and event center operating companies for entertainment campuses that Notes Live plans to develop around the country.

Notes Live currently anticipates that by 2028, it will have brought entertainment venues to a dozen markets where it will be operating up to 10 entertainment campuses (including its campuses in Colorado Springs, Colorado and in Gainesville, Georgia) and three or more additional open-air amphitheaters. When developing a new entertainment campus or venue in a new market, Notes Live generally forms an operating company under BBH to manage the venue’s operations. The land and building for the venue is typically leased to the operating company by a landlord entity that Notes Live (or one of its subsidiaries) either wholly owns or acquires an interest in.

Properties

Notes Live indirectly owns properties through certain of its subsidiaries. The table below summarizes Notes Live’s portfolio of real estate as of the date of this proxy statement/prospectus, indicating which of Notes Live’s subsidiaries owns each property. The Company is also party to certain agreements by which it (directly or through a subsidiary) expects to close upon and acquire real estate in Oklahoma City (related to the Sunset at Mustang Creek), Broken Arrow, Oklahoma (related to the Sunset at Broken Arrow) and McKinney Texas (related to the Sunset at McKinney).

Subsidiary Owner	Size and Location	Status and Operations
Sunset Hospitality Collection LLC	≈ 4.98 acres in Colorado Springs, CO

Site where Roth’s Seafood & Chophouse, Brohan’s bar, and Notes Hospitality Collection are being constructed; leased from Sunset Hospitality Collection LLC to Roth Seafood & Chophouse LLC and Notes Hospitality Collection LLC

NLRED	9.41 acres in Colorado Springs, CO	Site where The Sunset CO is being constructed; leased by NLRED to The Sunset Amphitheater LLC
NLRED	1.05 acres in Colorado Springs, CO	Vacant land open for development next to The Sunset CO
NLRED	≈ 5.54 acres in Colorado Springs, CO	Under contract with intention to develop into Sunset Hospitality Collection
Sunset on the Stones River LLC	≈ 20.13 acres in Murfreesboro, TN

Site intended to be developed into The TN Campus, consisting of a BBST restaurant, a BBP indoor music hall, and an outdoor, 4,500-seat amphitheater; leased from Sunset on the Stones River LLC to Stones River Holding Company, LLC

Hospitality Income & Asset, LLC	1.5 acres in Colorado Springs, CO	Site where BBST CO restaurant operates; leased from Hospitality Income & Asset, LLC to Bourbon Brothers Smokehouse and Tavern CS, LLC
Hospitality Income & Asset, LLC	3.2 acres in Colorado Springs, CO	Site where BBP CO indoor music hall operates; leased from Hospitality Income & Asset, LLC to Bourbon Brothers Presents, LLC
13141 BP, LLC	0.73 acres in Colorado Springs, CO	Site where Notes live-music bar operates; leased from 13141 BP, LLC to 13141 Notes LLC
GA HIA, LLC	1.7 acres in Gainesville, GA	Site where BBP GA indoor music hall and BBST GA restaurant operate

Lease Obligations

Notes Live or its subsidiaries currently lease facilities as follows:

•        BBST CO leases its property from HIA, a majority-owned subsidiary. The lease is structured as a NNN lease with annual rents of $441,190. Base rent increases by 10% every five years through rent escalators in the lease. The initial term of the lease is ten years with one, ten-year renewal option, which will give Notes Live the ability to extend the lease on identical terms and control the property for up to 20 years.

•        BBP CO leases its property from HIA, a majority-owned subsidiary. The lease is structured as a NNN lease with annual rents of $90,000. Base rent increases by 10% every five years through rent escalators in the lease. The initial term of the lease is ten years with two, five-year renewal options which will give Notes Live the ability to extend the lease on identical terms and control the property for up to 20 years.

•        13141 Notes LLC (“13141 Notes”) in Colorado Springs leases its property from 13141 BP, LLC, a related party to Notes Live. The lease is structured as a NNN lease with annual rents of $218,750. Base rent increases by 10% every five years through rent escalators in the lease. The initial term of the lease is ten years with two, five-year renewal options which will give Notes Live the ability to extend the lease on identical terms and control the property for up to 20 years.

•        Roth’s and NHC will be leased from Sunset Hospitality Collection LLC, a majority-owned subsidiary of which Notes Live has full voting control. The lease is structured as an NNN lease with annual rents equal to $2.0 million. Base rent will increase by 10% every five years throughout the initial 20-year lease term. The tenant will have four, five-year renewal options to extend the lease on identical terms.

•        Notes Live leases its principal executive office in Colorado Springs, Colorado from a third party pursuant to a lease that was assumed from the prior tenant and expires on November 29, 2030. Annual rent payments are $224,627, increasing by 1.3% annually.

•        BBST GA and BBP GA each leases property from GA HIA, a majority-owned subsidiary. For the first five years of the lease, BBST GA and BBP GA must pay GA HIA an annual base rent of $641,410 and $191,590, respectively. The initial term of the lease is ten years with one, ten-year renewal option, which will give Notes Live the ability to extend the lease on identical terms and control the property for up to 20 years.

Public-Private Partnership Obligations

Notes Live evaluates which markets to expand to and to purchase properties to develop venues on according to a set of rigorous criteria that maximizes Notes Live’s potential for success and profitability. One of the key factors in Notes Live’s market-expansion assessment is the ability to leverage public-private partnerships, which are driven by local municipalities that demonstrate an interest in the development of entertainment venues as a way to catalyze economic development, attract community investment, and improve the community that the local government serves. Notes Live was able to acquire many of the real-property assets in its portfolio through public-private partnerships. In a public-private partnership, a local government or quasi-governmental entity, such as a local economic development corporation or redevelopment authority, offers financial incentives to Notes Live that enable Notes Live or one of its subsidiaries to acquire land for well below market value or on terms that are more favorable than Notes Live would be able to negotiate in a private sale on the open market.

The financial incentives that a local municipality may offer Notes Live in a public-private partnership include, for example: (i) granting land to be used for Notes Live’s construction of amphitheaters, entertainment venues, and parking; (ii) granting parking facilities to be used at Notes Live’s venues and, in some cases, allowing Notes Live to monetize parking; (iii) providing public financing for Notes Live’s venue-development projects; (iv) providing sales-tax abatements and/or refunds; (v) providing property-tax abatements and/or refunds; or (vi) publicly funding the construction of parking facilities, entry and exit roads, and utilities required to support the development and operation of Notes Live’s venues. In exchange for the financial incentives offered by the local municipality, Notes Live agrees to develop and operate one or more music and entertainment venues and restaurants in the community that Notes Live has partnered with, which advances Notes Live’s market-expansion objectives, drives local economic growth, and attracts other community investments.

Although purchasing properties through public-private partnerships is a key component of Notes Live’s acquisition and financing strategy, the agreements that Notes Live negotiates when partnering with a local government or quasi-governmental entity typically subject Notes Live to burdensome conditions, restrictions, obligations, and covenants with respect to Notes Live’s ownership, use, and development of the land acquired from the municipality. Those restrictions are typically incorporated into ancillary agreements entered into by Notes Live and the local government that it is partnering with (such agreements, the “Restricting Agreements”), which may include, for example, a Development Agreement, a Parking Agreement, or a Facilities Use Agreement.

The Restricting Agreements typically require various levels of political and governmental approval, such as by the local city council, an economic-development council, or the secretary of state. The process of obtaining all required governmental approvals, permits, and entitlements can be time-consuming and costly for Notes Live. Even after obtaining those approvals, Notes Live’s ability to continue owning, holding, and developing the real-property asset that it acquires from a local municipality in a public-private partnership depends on its compliance with the restrictions and conditions set forth in the Restricting Agreements. Typical restrictions include requirements to satisfy minimum capital-investment obligations, to meet various project development and construction deadlines, to hold a minimum number of events per year once the venue is operating, or to sell a minimum number of tickets per season.

If Notes Live is unable to comply with the conditions, restrictions, and obligations set forth in Restricting Agreements, Notes Live may be subject to monetary penalties, lose the tax or economic incentives that initially induced Notes Live’s partnership with the municipality, or cause the land that Notes Live acquired in the public-private partnership to be recouped by the municipality. Project and construction delays that cause Notes Live to fall behind the timeline specified in a Development Agreement could cause the project to be terminated or obligate Notes Live to pay a fee.

Notes Live’s expansion into Gainesville, Georgia, Murfreesboro, Tennessee, Broken Arrow, Oklahoma, and McKinney, Texas involve public-private partnerships.

Public-Private Partnership in Gainesville, Georgia

In connection with its development of the BBP GA indoor music hall and the BBST GA restaurant in Gainesville, Georgia, GA HIA, LLC (a subsidiary of Notes Live that Notes Live exercises total voting control over) partnered with the Gainesville Redevelopment Authority in January 2022. In addition to the Purchase and Sale Agreement that GA HIA negotiated with the GRA, which enabled GA HIA to purchase approximately 1.7 acres from the GRA for less than the fair-market value of the land, GA HIA and the GRA entered into a Development Agreement, a Parking Agreement, and a Facilities Use Agreement. The Development Agreement required GA HIA to develop and construct the BBP GA and BBST GA venues according to a detailed construction schedule and in conformance with the architectural renderings and budget submitted when GA HIA applied for funding through the City of Gainesville’s tax-allocation district redevelopment program (the “TAD Program”), to provide the City of Gainesville with construction and interim-progress reports, to satisfy various other reporting requirements related to GA HIA’s development of the venues, and to maintain the BBP GA and BBST GA properties in good repair and operating condition. GA HIA applied for and was approved to receive approximately $1.9 million in funding under the TAD Program, which is payable by the City of Gainesville in the form of reimbursement for costs incurred by GA HIA over up to a 15-year period. GA HIA’s eligibility to receive any TAD Program funding is conditioned on its maintenance of the property as a tourism attraction used for the operation of a restaurant and entertainment venue. GA HIA’s breach of the Development Agreement could result in the Development Agreement being terminated, GA HIA having to return all of the funds received from the GRA, the GRA pursuing injunctive relief against GA HIA, or GA HIA incurring other penalties to remedy any harm suffered by the City of Gainesville.

Pursuant to the Facilities Use Agreement, GA HIA’s use of the BBP GA venue is partially restricted by the City of Gainesville’s rights to use the venue up to seven Sundays and five weekdays per calendar year for any city-sponsored event. GA HIA must provide the City of Gainesville with access to a shared event calendar, and upon at least 45 days’ notice, the City of Gainesville can reserve any unreserved date on the calendar. In turn, the City of Gainesville is required to use GA HIA as its exclusive vendor for all food, beverage, catering, hospitality, and related services at events hosted at BBP GA.

Similarly, pursuant to the Parking Agreement entered into by GA HIA and the City of Gainesville, GA HIA was given certain rights to use a city-controlled park adjacent to the BBP GA and BBST GA venues for purposes of additional event parking up to sixteen times per year without charge. However, GA HIA’s parking rights are expressly subject to the priority and exclusive parking rights of the Gainesville Arts Council, which has the right to use the park up to sixteen times per year when parking is needed for Arts Council events.

Public-Private Partnership in Murfreesboro, Tennessee

As part of its public-private partnership in Murfreesboro, Tennessee, the City of Murfreesboro agreed to sell Sunset on the Stones River, LLC (“Sunset SR”), a wholly-owned subsidiary of Notes Live, a 21-acre tract of land (the “TN Property”) for less than the land’s fair-market value in exchange for Sunset SR’s agreement to develop a parking facility and an entertainment campus on the TN Property, which is expected to include the BBST TN restaurant, the BBP TN indoor music hall, and The Sunset TN open-air amphitheater. In connection with the land sale, Notes Live entered into a Development Agreement with the City of Murfreesboro in August 2022, which it assigned to Sunset SR in December 2022. Pursuant to the Development Agreement, if any of the venues planned to be developed as part of the TN Campus cease to operate fully in the manner for which they are designed, which would include the failure of The Sunset TN for two consecutive seasons (i.e., April to October in any year) to host a minimum of five ticketed events with more than 2,500 paid attendees or any of the venues being transferred other than as provided in the Development Agreement, Sunset SR must pay the City of Murfreesboro an amount of liquidated damages equal to $15.74 per square foot of the TN Property used for the development of the TN Campus (i.e., excluding the portion of the TN Property used for the parking facility), less any purchase-price payments received by the City of Murfreesboro from Sunset SR (the “Default Fee”).

The Development Agreement also obligates Sunset SR to complete various infrastructure improvements to the TN Property, to design and construct The Sunset TN to ensure compliance with the City of Murfreesboro’s noise ordinance, and to develop the TN Campus venues according to a strict project-development schedule, which subjects Sunset SR to financial or other penalties if it fails to meet various deadlines. For example, the Development Agreement provides that Sunset SR must transfer the Sunset Property back to the City of Murfreesboro if it fails to begin construction of the TN Campus venues within 60 days of the date the city issues a land-disturbance permit to Sunset SR (the “Initiation Date”). It Notes Live fails to begin construction by the Initiation Date Notes Live is obligated to transfer the property back to the City of Murfreesboro, however, in May 2023 the city agreed to a stand-still arrangement whereby the city agreed not to enforce this obligation without first providing Notes Live a 90 day written demand for transfer, and in such an event Notes Live may satisfy its obligations in that 90 day period. This stand-still arrangement will expire on December 31, 2024 unless terminated by the City of Murfreesboro or rendered moot by Notes Live initiating development. Construction of the BBST TN and BBP TN venues must be completed within 18 months of the city’s issuance of a land disturbance permit, and construction of The Sunset TN outdoor amphitheater must be completed within 24 months of a land disturbance permit. If Sunset SR fails to develop the TN Campus venues by the proscribed deadlines, and the delay remains uncured for 90 days, then Sunset SR must pay an installment payment of $163,350 for each 90-day period in which the venue-completion deadlines remain unmet. If the venue-completion deadlines remain unmet for three 90-day periods, Sunset SR must pay an amount equal to the Default Fee to the City of Murfreesboro.

Additional conditions and restrictions are imposed on Sunset SR’s use and ownership of the TN Property under other ancillary agreements, including an Agreement for Grant of Conservation Easement and a Use Agreement. As a condition to Sunset SR’s purchase of the TN Property, Sunset SR was required to grant a conservation easement on a portion of the TN Property to the City of Murfreesboro to be maintained as a natural, open area where a greenway trail system will be developed to be enjoyed by Murfreesboro residents as part of the city’s conservation efforts. Under the Use Agreement, Sunset SR’s right to use the parking facility that it is constructing on the TN Property is subject to the City of Murfreesboro’s right to use the parking facility for all city events and as trailhead parking for its greenway trail system.

Public-Private Partnership in Broken Arrow, Oklahoma

In October 2023, Sunset at Broken Arrow LLC (“Sunset BA”), a subsidiary that Notes Live owns a minority equity interest in but exercises total voting control over, entered into an Economic Development Agreement with the City of Broken Arrow, Oklahoma and the Broken Arrow Economic Development Authority (the “Broken Arrow EDA”) with the intent to develop The Sunset BA, a 12,500-capacity amphitheater that will be constructed on approximately 13 acres of land adjacent to the 165-acre Broken Arrow Events Park. The Economic Development Agreement required the approval of the Broken Arrow City Council. To incentivize Sunset BA to enter into the public-private partnership, the City of Broken Arrow agreed to sell at least 13 acres but up to 20 acres of land to Sunset BA at a price of $38,462 per acre. Additionally, the City of Broken Arrow committed approximately 30 acres of land from the Event Park to be used for parking and infrastructure needs for The Sunset BA and agreed to make $17.81 million in capital improvements to the Events Park infrastructure.

In exchange, the Economic Development Agreement imposes various obligations and restrictions on Sunset BA’s ownership and development of the land it acquired from the City of Broken Arrow, including requiring Sunset BA to: (i) make a minimum capital investment of $70 million towards the development of The Sunset BA; (ii) host a minimum of 45 scheduled events per calendar year; (iii) provide the City of Broken Arrow with periodic updates to The Sunset BA’s site plan and design documents; (iv) construct and maintain The Sunset BA in accordance with standards applicable to a first-class entertainment venue; (v) charge an additional 1% special assessment on all taxable sales directly associated with The Sunset BA venue; and (vi) provide the City of Broken Arrow with monthly consolidated reports listing taxable transactions (such as ticket sales, concessions, and merchandise sales) completed by Sunset BA and/or its contract vendors. Furthermore, Sunset BA is required to complete its construction of The Sunset BA amphitheater by December 31, 2025, subject to the timely completion of all obligations owed by the City of Broken Arrow and the Broken Arrow EDA. If Sunset BA fails to timely construct The Sunset BA amphitheater, it must pay the City of Broken Arrow a fee of $10,000 per month for each month that the venue remains unfinished.

Public-Private Partnership in McKinney, Texas

In March 2024, Notes Live reached a preliminary understanding with the City of McKinney, Texas for the development of The Sunset McKinney, a 20,000-seat, open-air amphitheater that will be constructed on a 46-acre tract owned by the McKinney Economic Development Corporation. While Notes Live and the City of McKinney have approved the general business terms that will define their public-private partnership, the parties must negotiate and finalize a Development Agreement, complete and approve a site plan and building design, finalize a traffic study, conduct a noise study, and obtain various entitlement and permitting approvals. MEDC’s ownership of the 46-acre tract provides the City of McKinney with more control over Notes Live’s development of the land, so Notes Live can anticipate that it will be subject to the same types of conditions, restrictions, and obligations as are imposed in connection with its public-private partnerships in Gainesville, Georgia, Murfreesboro, Tennessee, and Broken Arrow, Oklahoma.

Competition

The following factors contribute to the competitive environment that Notes Live faces in the live-entertainment and hospitality industry:

•        Within the live-entertainment and hospitality industry, Notes Live will compete against other live-music venues in the states in which Notes Live has expanded or plans to expand to, such as the Red Rocks Amphitheater in Morrison, Colorado, and the Toyota Music Factory near the DFW area of Texas.

•        The offerings in the live-entertainment and hospitality space are diverse. Not only does Notes Live compete against other music venues for bookings and ticket sales, Notes Live also competes against companies that offer other forms of media and entertainment, including sporting events, music festivals, theaters, and other live-entertainment venues.

•        Despite general trends indicating that consumers are willing to spend high-dollar prices to see their favorite artists perform live, many Americans are cutting back on their entertainment spending due to recessionary fears and exorbitant, inflationary costs.

•        Many of Notes Live’s planned venues are a drivable, though less convenient, distance from larger cities that commonly attract big names in entertainment, which could create an oversaturation of entertainment offerings and make it more difficult for Notes Live to route those artists to its venues. With an assortment of venue options, touring acts may be more inclined to perform at older, more established venues despite the updated features and amenities that Notes Live’s venues offer.

•        Given that Notes Live is less than a decade old, it may not have the brand recognition that other venues do, which could make it difficult to break into new markets. Notes Live may also have difficulty competing against larger companies that can allocate greater resources to marketing, technical operations, and brand recognition than Notes Lives can.

•        Notes Live operates in an industry that revolves around seasonality. The industry is frequently affected by external factors that are beyond Notes Live’s control but that may challenge Notes Live’s ability to operate, compete, and remain profitable. Those external factors may include weather incidents, natural disasters, geopolitical events, or public-health risks, all of which could lower attendance at Notes Live’s venues or disrupt Notes Live’s concert lineup.

Despite those factors, Notes Live believes it can compete in the live-entertainment and hospitality.

Notes Live’s approach to market expansion is subject to regimented criteria and a methodical site-selection plan for developing new properties and establishing itself in new markets. Notes Live only enters a new market that it believes it is relatively barren of other live-entertainment offerings or venues that would compete against Notes Live. Notes Live also seeks markets that its management team or real-estate leads have ties to, which facilitates Notes Live’s ability to raise capital and build relationships within the communities it is expanding in. For more information on Notes Live’s site-selection process and expansion strategy, see “Notes Live’s Mission and Strategy — Site-Selection Strategy.”

Additionally, even where there are existing live-music and entertainment venues in the general vicinity of where Notes Live plans to expand to, part of what is expected to attract audiences to Notes Live’s venues is that they are newly designed and updated venues with modern, premium features that older venues do not deliver.

Lastly, management believes that the strategic partnerships that Notes Live enters into give it a competitive edge. Notes Live partners with both public municipalities and other companies. By partnering with local governments that see the long-term value of Notes Live’s entertainment assets and choose to invest local resources into the construction and development of Notes Live’s venues, Notes Live positions itself as a potential top entertainment competitor within the local market. Through its private partnerships with other companies, Notes Live seeks to ensure that its venues are operated as efficiently and effectively as possible. This is demonstrated, for example, by Notes Live’s strategic partnerships with AEG to operate The Sunset CO and with Live Nation to operate The Sunset BA at a minimum and potentially additional future amphitheaters, subject to Live Nation’s right of first offer to serve as the exclusive operator.

Government Regulations

Notes Live is subject to an array of federal, state, and local laws. As part of the entertainment and hospitality industry, Notes Live is subject to substantial governmental and regulatory oversight. The laws and regulations that Notes Live is subject to govern matters such as:

•        Zoning and land use, which dictates where Notes Live can build venues, how its venues can be used, and what types of events can be hosted in them;

•        Infrastructure and safety standards, which require Notes Live to comply with building codes that ensure the soundness of the design, construction, and structural integrity of Notes Live’s venues and protect the public health and safety of Notes Live’s occupants by setting occupancy limits and imposing fire-safety standards;

•        Noise levels, which require Notes Live to comply with local noise ordinances to minimize disruptions to neighborhoods and businesses in close proximity of Notes Live’s live-music venues;

•        Labor and employment practices, which require Notes Live to adhere to labor laws regarding wages, work hours, working conditions, employee rights, and workplace safety;

•        Alcohol sales, service, and consumption, which regulate the licenses of each of Notes Live’s venues to serve alcohol, impose age restrictions for alcohol consumption, and ensure Notes Live upholds responsible alcohol-service standards;

•        Intellectual-property rights, which Notes Live must respect when booking, marketing, and hosting live-music concerts and when entering into sponsorship agreements with various companies and brands;

•        Privacy rights, which require Notes Live to protect sensitive and personal information collected from its customers or artists at its venues;

•        Bribery and corruption, including the Unites States Foreign Corrupt Practices Act, which prohibits Notes Live and is agents and intermediaries from illegally paying, promising to pay, or receiving money or anything of value to or from any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business;

•        Health and sanitation, which establish standards for the cleanliness and sanitariness of Notes Live’s restaurants and venues and require Notes Live to implement various precautionary measures to mitigate the spread of infectious diseases;

•        Food and beverage service operations, which govern Notes Live’s handling, preparation, and service of food and drinks, the hygiene of Notes Live’s food-handling personnel, Notes Live’s upholding of various food-safety regulations, and the cleanliness of Notes Live’s kitchen facilities;

•        Ticketing practices, which regulate Notes Live’s compliance with laws concerning primary ticket sales, ticketing resale services in secondary ticket markets, pricing and refunds, pricing transparency, scalping practices, and imposing ticket-related fees;

•        Venue accessibility, which requires Notes Live to comply with the Americans with Disabilities Act of 1990 and other laws or regulations concerning accessibility;

•        Environmental protection, which govern Notes Live’s use of materials when designing and constructing venues and impose requirements related to energy efficiency, waste management, and pollution control; and

•        Marketing activities, which limit Notes Live’s telephone and online marketing practices.

Notes Live believes that it is materially in compliance with all of the rules, laws, and regulations that it is subject to. From time to time, federal, state, and local authorities or individuals may commence investigations, inquiries, or litigation with respect to Notes Live’s compliance with applicable consumer protection, environmental, advertising, unfair business practice, antitrust (and similar or related laws) and other laws, particularly as related to noise levels, venue construction and development, and primary and secondary ticketing sales and services.

Employees and Human Capital

As of March 15, 2024, Notes Live has 44 full-time employees and 281 part-time employees. Notes Live’s compensation philosophy focuses on attracting and retaining top talent who contribute to its mission of revolutionizing the entertainment and hospitality industry, providing world-class service, and delivering exceptional entertainment experiences. Notes Live is able to accomplish its compensation philosophy by offering incentive-compensation awards to employees, consultants, or directors who are designated by the Notes Live Board of Directors or its committees under the Notes Live, Inc. 2023 Equity and Incentive Plan (the “Plan”) or other forms of equity compensation warrants. Incentive-compensation awards can consist of compensatory warrants (issued outside of the Plan), incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards. In addition, prior to the adoption of the Plan Notes Live historically has granted compensatory warrants to employees and service providers.

Notes Live anticipates increasing hiring activity as it continues to expand to new markets and open new venues.

Legal Proceedings

Notes Live from time to time may be become a party to legal proceedings in the ordinary course of its business.

On September 26, 2023, a neighborhood association and an individual filed a complaint against Notes Live, Notes Live Real Estate and Development LLC, and the City of Colorado Springs, Colorado, seeking to enjoin Notes Live’s construction and operation of The Sunset CO based on allegations that the venue would emit “unlawful noise pollution” in violation of noise ordinances and laws, thereby harming tenants of the multi-tenant residential developments located in the Polaris Pointe South commercial development property where The Sunset CO is being constructed. Notes Live filed a motion to dismiss the lawsuit based on its belief that it had complied with all applicable codes and procedures required to obtain the City of Colorado Spring’s approval to construct The Sunset CO. On January 11, 2024, the El Paso County District Court dismissed the lawsuit. An appeal has been filed with the plaintiffs’ brief due by April 16, 2024, with the Company’s appeal due by May 21, 2024, with the plaintiffs reply due by June 11, 2024. See Northside Neighbors Assoc. v. Notes Live, No. 2023CV31839 (El Paso Cnty. Dist. Ct. Jan. 11, 2024), dismissed.

Intellectual Property Portfolio

Notes Live filed an application to trademark the name “Notes Live” with the U.S. Patent and Trademark Office (“USPTO”) on April 14, 2022, which it revised on March 7, 2023. The USPTO registered the trademark on August 8, 2023 (Registration No. 7130383).

Notes Live filed an application (U.S. Serial No. 97759523) to trademark the name “Sunset Amphitheater” with the USPTO on January 18, 2023. The USPTO published the pending trademark application for opposition on January 23, 2024, which allows the public the opportunity to oppose the trademark’s registration. The status of this trademark application is still pending.

Hospitality Income and Asset, LLC (“HIA”), which is a majority-owned subsidiary of Notes Live, filed an application to trademark the name “Bourbon Brothers” with the USPTO on February 23, 2013, which was registered by the USPTO on September 30, 2014 (Registration No. 4614527).

Notes Live also registered two trade names with the Colorado Secretary of State by filing a Statement of Trade Name of a Reporting Entity on (1) February 19, 2019 (File No. 20191101304) for “Boot Barn Hall at Bourbon Brothers,” a trade name for Bourbon Brothers Presents, LLC, and (2) August 8, 2022 (File No. 20221772018) for “Notes,” a trade name for 13141 Notes LLC.

NOTES LIVE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Notes Live’s financial condition and results of operations together with our financial statements and related notes appearing at the end of this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth at the end of this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section of this proxy statement/prospectus entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Forward-looking statements may be identified by words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions. Future operating results, however, are impossible to predict, and no guaranty or warranty is to be inferred from those forward-looking statements.

MD&A Overview

This section presents management’s perspective on the financial condition and results of operations of Notes Live, Inc. Unless otherwise noted, “we,” “us,” “our,” “Company,” and “Notes Live” refer to Notes Live, Inc. and its consolidated subsidiaries. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this proxy statement/prospectus and should be read in conjunction with our consolidated financial statements and notes thereto appearing at the end of this proxy statement/prospectus. It is also intended to provide you with information that will facilitate your understanding of our consolidated financial statements, the changes in key items in those consolidated financial statements from year to year, and the primary factors that accounted for those changes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Data as of and for the years ended December 31, 2022 and 2023 has been derived from our audited consolidated financial statements appearing at the end of this proxy statement/prospectus. Results for any period or year should not be construed as an inference of what our results would be for any full fiscal year or future period.

Our MD&A is organized as follows:

•        Business Overview — Discussion of our business plan and strategy in order to provide context for the remainder of MD&A.

•        Consolidated Results of Operations — Analysis of our financial results comparing the year ended December 31, 2023 to the year ended December 31, 2022.

•        Liquidity and Capital Resources — Analysis of changes in our cash flows, and discussion of our financial condition and potential sources of liquidity.

•        Significant Accounting Policies and Use of Estimates — Accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

Business Overview

Notes Live is a Colorado-based hospitality and entertainment corporation that builds, owns, and operates luxury, live-entertainment venue campuses, which consist of music halls, outdoor amphitheaters, restaurants, and bars. As a growing entertainment and hospitality company, we continue to expand our portfolio of indoor and outdoor music venues and entertainment campuses where music, dining, and luxury converge in strategically selected markets.

Key Milestones and Recent Developments

Our investments and operations to date have enabled us to achieve strong growth and the following key milestones:

•        March 2017:    Notes Live was founded as B Entertainment LLC, which converted into Notes Live, Inc. in April 2022.

•        April 2017:    Notes Live opened its flagship restaurant, Bourbon Brothers Smokehouse & Tavern, in Colorado Springs, Colorado.

•        March 2019:    Notes Live opened its first live-entertainment, indoor music hall, Boot Barn Hall, in Colorado Springs, Colorado, the naming rights of which were purchased by Boot Barn Holdings, Inc. (NYSE: BOOT).

•        June 2021:    GA HIA, LLC, a subsidiary of Notes Live, agreed to purchase land from the Gainesville Redevelopment Authority and entered into a public-private partnership with the City of Gainesville, Georgia pursuant to which Notes Live agreed to develop its second Boot Barn Hall venue in Gainesville, Georgia.

•        August 2022:    Notes Live and the City of Murfreesboro, Tennessee entered into a Development Agreement, pursuant to which Notes Live agreed to develop a live-entertainment TN Campus, consisting of an indoor music hall, an outdoor amphitheater, and a BBST restaurant.

•        September 2022:    Notes Live opened its first live music and social bar, known as “Notes”, in Colorado Springs, Colorado.

•        December 2022:    Notes Live closed on a deed of land with the City of Murfreesboro, Tennessee on which the TN campus is expected to be developed.

•        May 2022 – March 2023:    Notes Live fully funded its development of The Sunset CO outdoor amphitheater by pre-selling lifetime ownership of VIP firepit suites.

•        May 2023:    Notes Live breaks ground on its first outdoor amphitheater, The Sunset Amphitheater, in Colorado Springs, Colorado.

•        June 2023:    Notes Live entered into an operating agreement with AEG with respect to the operation of the Sunset Amphitheater in Colorado Springs, Colorado which Notes Live expects to open in August 2024.

•        June 2023:    Notes Live opened in second Boot Barn Hall venue and its second BBST restaurant in Gainesville, Georgia.

•        June 2023:    Notes Live purchased 21 acres of land in Oklahoma City, Oklahoma with the intent of building The Sunset at Mustang Creek, 12,500-person outdoor amphitheater.

•        October 2023:    Notes Live entered into an Economic Development Agreement with the City of Broken Arrow, Oklahoma, pursuant to which the parties are forming a public-private partnership and intend to open a 12,500-capacity amphitheater that will be named The Sunset at Broken Arrow.

•        January 2024:    Notes Live entered into an operating agreement with Live Nation with respect to the operation of The Sunset at Broken Arrow, which Notes Live expects to open by fall 2025.

•        March 2024:    Notes Live entered into a term sheet with the City of McKinney, Texas and other parties related to the development of The Sunset McKinney.

Venue Ownership

Notes Live primarily generates revenue through restaurant operations, event rentals, and hosting concerts and events. Our business involves owning and operating the following types of venues and entertainment spaces:

Music Halls — Music halls are indoor, intimate music and event venues that can accommodate between 1,000 to 2,000 guests. This venue category includes our Bourbon Brothers Presents a/k/a The Hall at Bourbon Brothers or Boot Barn Hall venues, which are designed to host between 1,500 and 2,000 concertgoers at general admission concerts featuring national-touring artists or to seat between 500 and 700 guests around 8-top tables at more intimate events such as concerts featuring tribute bands or dueling pianos, corporate functions, or weddings. Our BBP music halls can quickly be transitioned from one configuration to the next. This operational flexibility is intended to maximize our event-rental opportunities by expanding the types of events we can host while minimizing the time it takes to stage one event to the next, allowing us, for example, to host a premier concert one night and a wedding the following afternoon.

Amphitheaters — Amphitheaters are typically outdoor venues that accommodate between 8,000 and 20,000 concertgoers and will primarily be operated during the summer through fall seasons. Amphitheaters are designed with special acoustics, premium seat packages, and luxurious suites intended to amplify guests’ music and entertainment experiences. Our first amphitheater venue will be The Sunset Amphitheater in Colorado Springs, Colorado, which will be an open-air, 8,000-person venue. In addition to lawn and stadium-style seating that will allow us to offer tickets at an array of price points, our Sunset Amphitheater venues will have firepit suites that deliver premium hospitality and a more luxurious, personalized concert experience. Each firepit suite will accommodate up to eight guests. The Sunset CO is designed with 92 VIP firepit suites, accommodating a total of 736 VIP guests, and the venue is expected to open in August 2024. The Sunset CO will primarily host concerts from May through October each year. The amphitheaters planned for development in Oklahoma, Texas and Tennessee will also have firepit ownership opportunities, with firepit suites planned for Sunset Broken Arrow in Broken Arrow, Oklahoma, Sunset Mustang Creek in Mustang Creek, Oklahoma, and firepit suites planned for Sunset McKinney in McKinney, Texas.

Certain of the entities which own and develop Notes Live’s venues are not wholly owned by Notes Live. For example, Notes Live has a 10% ownership interest in Sunset Amphitheater, LLC (which is the owner and developer of the Sunset CO amphitheater venue) but holds a 100% voting interest. Notes Live anticipates it will own 60% of Sunset Hospitality Collection, LLC (which is a company designed to own the building to lease to Roth Seafood & Chophouse and Notes Hospitality Collection) but hold 100% of the voting interest. In addition, the Company expects to own 30% of Sunset at Broken Arrow, LLC and Mustang Creek, LLC (which, respectively, will own and operate the planned amphitheaters in Broken Arrow, Oklahoma and the greater Oklahoma City area) while, in each case, holding a 100% voting interest. With respect to its subsidiaries that own and develop amphitheaters third party members, in exchange for their capital contributions, receive an interest in the exclusive use of a specific suite at the applicable venue and also receive a financial interests in their pro rata portion of a defined portion of the ticket sale revenues generated by the venue for each event. Similarly, third party members in Sunset Hospitality Collection, LLC, receive, in exchange for their capital contribution, a defined portion of the lease payments received on the property owned by the entity.

Restaurants — Bourbon Brothers Smokehouse & Tavern is Notes Live’s flagship, full-service restaurant concept. BBST serves American classics and Southern staples out of a scratch kitchen, accompanied by a selection of rare bourbons, ryes, whiskies, and local craft beers. Notes Live develops its BBST restaurants and BBP music halls in close proximity to one another, which allows BBST to serve as the exclusive caterer for BBP events.

Fine Dining, Hospitality, and Entertainment Campuses — In December 2024 or early 2025, Notes Live will open Roth’s Seafood & Chophouse, a fine-dining restaurant in a mixed-use development adjacent to The Sunset CO. Framing either side of Roth’s will be two, approximately 5,000-square-foot configurable hospitality spaces intended to be used for hosting corporate events, weddings, trade shows, conventions, and other events. On the top floor above Roth’s and Notes Hospitality Collection will be a “top-shelf” bar and lounge called Brohan’s, which will offer unobstructed views of the surrounding area Notes Live intends to monetize during marquee shows at The Sunset CO.

The following table summarizes the types of venues we are constructing or plan to develop, describing each by venue type, location, expected opening date, and current status.

Venue Type	Location	Current Status
Music Halls
BBP CO	Colorado Springs, CO	Opened in March 2019
BBP GA	Gainesville, GA	Opened in June 2023
Outdoor Amphitheaters
Sunset Amphitheater	Colorado Springs, CO	Opening August 2024
Sunset at Mustang Creek	Mustang Creek, OK	Expected to open in August 2025
Sunset at Broken Arrow	Broken Arrow, OK	Expected to open in August 2025
Sunset at Murfreesboro	Murfreesboro, TN	Expected to open in August 2026
Sunset at McKinney	McKinney, TX	Expected to open in the second quarter of 2026
Restaurants
BBST CO	Colorado Springs, CO	Opened in April 2017
BBST GA	Gainesville, GA	Opened in June 2023
Fine Dining & Hospitality Collection
Roth’s Seafood & Chophouse	Colorado Springs, CO	Opening December 2024 (or early 2025)
Notes Hospitality Collection	Colorado Springs, CO	Opening December 2024 (or early 2025)
Bars
Brohan’s	Colorado Springs, CO	Expected to open December 2024 (or early 2025)
Notes	Colorado Springs, CO	Opened in September 2022

Business Segment

We consider our restaurant and event center operations as similar, in close proximity, and have aggregated them into a single reportable segment. Revenue from our customers is primarily derived from food and beverage (“F&B”) services (our “Restaurant Operations”) with a portion being served contemporaneously with live entertainment during the events and concerts that we promote and host (our “Event Operations”).

Event Operations.    The Event Operations portion of our business involves the promotion of live music and events in our owned or operated venues, the operation and management of our venues, the creation of content from concerts and events hosted in our venues, and the provision of management and other services to artists. We promoted and held approximately 156 live music and other events in 2022, during which we had one music hall, BBP CO, operating in Colorado Springs, Colorado. In June 2023, we opened our second music hall, BBP GA, in Gainesville, Georgia. Between BBP CO and BBP GA, we promoted and held 231 live music and other events in 2023. Including intersegment revenue, our Event Operations business generated $3,075,141, or 24%, of our total revenue during 2023. In 2022, our Event Operations business generated $1,847,649, or 21%, of our total revenue.

Within our Events Operations, we generate revenues through: (i) ticket sales and fees on tickets sold directly by us or through the ticketing business that we contract with for our events; (ii) fees collected on tickets sold by other third-party platforms, such as convenience and order-processing fees and service charges; (iii) venue rentals, which occur for a variety of corporate and personal events; (iv) pre-selling naming rights to our live-entertainment venues by partnering with industry-leading brands under naming-rights agreements; and (v) sponsorship sales, which allow brands to advertise at our venues by showcasing their names and logos on a variety of sponsorship inventory curated for each of our venues and at each event we promote and host.

Restaurant Operations.    Revenues generated through restaurant operations included F&B sales at our BBST restaurants and Notes bar. F&B sales include all revenues recognized with respect to stand-alone F&B sales. Our Restaurant Operations business generated $9,522,523, or 76%, of our total revenue during 2023. In 2022, our Restaurant Operations business generated $6,809,218, or 79%, of our total revenue. The increase of $2,713,305 in revenue generated from Restaurant Operations from 2022 to 2023 was primarily attributable to the opening of our second BBST restaurant location in June 2023, BBST GA in Gainesville, Georgia. Our BBST restaurants serve as the exclusive caterers for concerts and events hosted as our BBP venues, which is enabled by our decision to develop each BBST restaurant in close proximity to each BBP venue. In Gainesville, Georgia, for example, BBST GA is connected to BBP GA via a shared kitchen.

Financial

Private Equity Offerings

Since our formation in 2017, we have funded our operations, in part, through proceeds from private sales of our equity securities.

In March 2024, we closed on a private offering of our Class C Voting Common Stock and raised gross proceeds of $20,087,500 in that offering. The proceeds of that offering are expected to be used primarily to fund pre-opening costs for our Sunset Amphitheater Colorado, Roth’s Seafood and Chophouse and Notes Hospitality Collection restaurant venues, and other working capital needs.

We anticipate raising additional cash needed through the private or public sales of equity securities, private sales of membership interests in certain of our subsidiary entities (including interests in our firepit suites) at our amphitheater locations, collaborative arrangements, or a combination thereof, to continue to fund our operations and construct our venues. There is no assurance that any such collaborative arrangement will be entered into or that financing will be available to us when needed in order to allow us to continue our operations, or if available, on terms acceptable to us. If we do not raise sufficient funds in a timely manner, we may be forced to curtail operations or revise the timeline of our business plan.

Overview of Year-to-Year Financial Comparison

For the years ended December 31, 2023 and 2022:

•        We generated total revenue of $12,597,664 and $8,656,867, respectively, representing year-over-year growth of approximately 46%;

•        We had a net loss of earnings $11,386,793 and $8,018,333, respectively, representing a year-over-year decrease in earnings of $3,368,460, respectively;

•        Our net cash used in operating activities was $4,876,172 and $700,748, respectively, representing year-over-year increase in cash used in operating activities of $4,175,424, respectively;

•        Our net cash used in investing activities was $31,165,063 and $4,426,307, respectively, representing year-over-year increase in cash used in investing activities of $26,738,756, respectively; and

•        Our net cash provided by financing activities was $32,771,605 and $24,404,703, respectively, representing year-over-year increase in cash provided by financing activities of $8,366,902.

Consolidated Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Our results of operations have varied significantly from year to year and may vary significantly in the future. The following table sets forth our results of operations for the years ended December 31, 2023 and 2022, respectively.

NOTES LIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in US Dollars)

	For the year ended December 31,
	2023	2022
Revenues
Restaurant and other revenue	$9,522,523	$6,809,218
Event center and other revenue	3,075,141	1,847,649
Total revenues	12,597,664	8,656,867
Operating costs
Food and beverage	2,216,359	1,491,951
Event center	1,072,909	767,065
Labor	3,667,095	2,421,444
Rent	815,233	676,175
Operating expenses	14,081,000	6,887,768
Depreciation and amortization	1,877,236	1,176,552
Total operating costs	23,729,832	13,420,955

Loss from operations	$(11,132,168)	$(4,764,088)

Other income (expense), net
Interest expense	(331,674)	(397,120)
Interest income	20,152	12,149
Shuttered Venue Grant	—	210,378
Loss on extinguishment of debt	—	(3,395,046)
(Loss) gain on sale of investments, net	(75,603)	197,812
Other income	132,500	117,582
Total other expense, net	$(254,625)	$(3,254,245)

Net loss	$(11,386,793)	$(8,018,333)
Net loss attributable to non-controlling interests	(862,320)	(1,094,584)
Net loss attributable to common shareholders	$(10,524,473)	$(6,923,749)

Weighted average number of shares of Class A common stock, outstanding, basic and diluted*	136,301	275,000
Basic and diluted net income (loss) per share of Class A common stock	$(0.39)	$(0.45)

Weighted average number of shares of Class B common stock, outstanding, basic and diluted*	16,640,620	15,008,238
Basic and diluted net income (loss) per share of Class B common stock	$(0.39)	$(0.45)

Weighted average number of shares of Class C common stock, outstanding, basic and diluted*	10,106,179	—
Basic and diluted net income (loss) per share of Class C common stock	$(0.39)	$—

To date, Notes Live has not had an amphitheater come online, but the Sunset Amphitheater in Colorado is anticipated to open in August 2024 and certain restaurants surrounding that development are expected to open in December 2024 (or early 2025). Even though this amphitheater will have a shortened 2024 season, we expect it to positively impact Notes Live’s financial performance in 2024.

Revenue

Total revenue increased $3,940,797 during the year ended December 31, 2023 as compared to the prior year. As components of our single reportable business segment, revenues generated from our Restaurant Operations and our Event Operations increased $2,713,305 and $1,227,492, respectively, during the year ended December 31, 2023 as compared to the prior year. Management believes this year-over-year increase in revenue was primarily driven by the opening of our BBST restaurant and BBP venue in Gainesville, Georgia in June 2023. Additionally, we saw increased attendance rates at our event venues and restaurants in 2023 as compared to 2022, which management believes can be primarily attributed to reduced pandemic-related fears among customers, less hesitant sentiments with respect to spending discretionary funds on entertainment, an acclimation among consumers to persistent inflationary pressures, and more concert and event offerings at our venues.

Operating Expenses

Food and Beverage Costs.    Our F&B costs increased $724,408 during the year ended December 31, 2023 as compared to the prior year, which was primarily driven by our increase in sales volumes, along with increased raw ingredient and food costs due to inflation. According to the United States Department of Agriculture Economic Research Service, food prices increased 5.8% during 2023.1

Event Center Costs.    The costs attributed to our event centers increased $305,844 during the year ended December 31, 2023 as compared to the prior year. This was primarily due to the added costs of operating our BBP GA venue in Gainesville, Georgia beginning in June 2023.

Labor Costs.    Our labor costs increased $1,245,651 during the year ended December 31, 2023 as compared to the prior year. Management believes this increase was driven by inflationary pressures and our increased development efforts in constructing The Sunset CO amphitheater in Colorado Springs, Colorado. Beginning in June 2023, we also incurred additional labor costs to train and employ the individuals who operate our BBST GA and BBP GA restaurant and venue.

Rent Costs.    Our rent costs increased $139,058 during the year ended December 31, 2023 as compared to the prior year. This was primarily due to the added costs of operating our BBST GA and BBP GA venues in Gainesville, Georgia beginning in June 2023.

Operating Expenses.    Our operating expenses increased $7,193,232 during the year ended December 31, 2023 as compared to the prior year, representing approximately 70% of our increases in operating expenses during 2023 compared to 2022. Our increase in operating expenses was primarily the result of opening our Georgia locations in 2023 and incurring additional expenses for the growth of the Company in its additional states of Oklahoma, Tennessee, and Texas. Our general and administrative expenses are also included in operating expenses and consist primarily of expenditures related to compensation, legal, accounting and tax and other professional, and general operating.

Depreciation and Amortization Costs.    Our depreciation and amortization costs increased $700,684 during the year ended December 31, 2023 as compared to the prior year. Management primarily attributes our increase in depreciation and amortization costs during 2023 compared to 2022 to two operational developments: (1) Notes Live incurring increased capitalization costs upon opening BBST GA and BBP GA in June 2023; and (2) Notes Live incurring a full year of intangibles amortization in 2023 compared to a partial year in 2022.

Other Expense

Other expense totaled $254,625 and $3,254,245 during 2023 and 2022, respectively.

Interest Expense

We had net interest expense of approximately $331,674 and $397,120 for the years ended December 31, 2023 and 2022, respectively. The decrease of $65,446 for 2023 compared to 2022 was primarily attributable to the satisfaction in full of previously outstanding promissory notes during 2022 through their conversion to equity.

____________

1        Summary Findings, Food Price Outlook, 2024, USDA ECON. RES. SERV., https://www.ers.usda.gov/data-products/food-price-outlook/summary-findings/#:~:text=In%202023%2C%20food%20prices% 20increased,prices%20increased%20by%207.1%20percent. (last updated Feb. 23, 2024).

Shuttered Venue Grant

In 2022, we obtained a Shuttered Venue Operators Grant (the “SVOG”) from the U.S. Small Business Administration (the “SBA”) as part of the SBA’s COVID-19 Relief Program given the impact of the COVID-19 pandemic on the Company’s business. Under the terms of the SVOG, we were not required to repay the grant amount as long we used the funds for eligible uses by the dates specified by the program. We did not obtain an SVOG or any similar government-funded grants during the 2023 fiscal year.

Gain on Extinguishment of Debt

In 2022, we incurred a loss on extinguishment of debt of $3,395,046 in connection with the conversion of $4,243,807 in convertible promissory notes that we issued into 8,487,615 Class B non-voting units at a value of $0.50 per unit and the 1-for-20 split of those units in February 2022, which brought the value of the units to $10.00 per unit. Our gain (loss) on extinguishment of debt during the 2023 fiscal year was $0.

Gain on Sale of Investments, net

During the 2023 fiscal year, we realized a loss on the sale of investments of $75,603, resulting from the sale of our 20% interest in War Hippies, LLC in December 2023. During the 2022 fiscal year, we realized a gain on the sale of investments of $197,812, which resulted from the sale of our 9.1% interest in Jet Stream, LLC in June 2022.

Other Income

During the 2023 and 2022 fiscal years, we received other income totaling $132,500 and $117,582, respectively, from Roth Industries, LLC (“Roth Industries”). Roth Industries paid Notes Live those amounts in exchange for Notes Live granting a license to Roth Industries to use the trademark, tradename, and likeness of the Bourbon Brothers brand, which Notes Live exclusively owns, on packaged and prepared food products sold in retail grocery stores and other retail outlets where food products are sold.

Factors that May Influence Future Results of Operations

Impact of Macroeconomic Conditions

We continue to monitor the impact of macroeconomic conditions, including inflationary pressure, potential for recession, instability of capital markets, consumer-spending habits, costs of goods, changes to fiscal and monetary policies, heightened interest rates, access to capital, the favorability of lending terms, prolonged supply-chain constraints, and geopolitical trends, on all aspects of our business, including how those factors may impact our operations, workforce, suppliers, ability to raise additional capital to fund operating and capital expenditures, sales, and profitability.

The extent of the impact of these factors on our business will depend on future developments that are highly uncertain and cannot be confidently predicted at this time. To date, these factors have not had a material impact to our results of our operations or development efforts. However, if macroeconomic conditions deteriorate or there are unforeseen developments, our results of operations, financial condition, and cash flows may be adversely affected.

Rising Interest Rates

A prevailing trend that impacted our business throughout 2022 and 2023 was rising interest rates. Since March 2022, the Federal Reserve has increased interest rates a total of eleven times, with the last hike occurring in July 2023 when target interest rates reached their current range of 5.25% to 5.50%, with a benchmark rate at about 5.4%, the highest level in more than two decades. Although the Federal Reserve has held rates steady since then and indicated that rate reductions could occur sometime in 2024, the timing and extent of those rate cuts are uncertain. Although Notes Live was fortunate to have access to attractive debt capital and to purchase land to be developed into entertainment campuses on favorable terms by negotiating with various municipalities and forming public-private partnerships, had those lending opportunities not been available, volatility in interest rates would have increased the cost of borrowing and required us to agree to loan terms that were less favorable for borrowers. Furthermore, interest-rate increases may reduce the affordability of our land-development projects due to increased debt-servicing costs. Volatility in interest rates affect the demand for, and price of real estate. A rise in interest rates increases the cost while lowering the availability of debt financing. Increased borrowing costs would drive the costs of our development projects and inflate our project budgets.

Inflation

Another trend that impacted our business throughout 2022 and 2023, and which went hand in hand with the rising interest rate environment, was the increase in inflation nationwide. With respect to project execution, inflation increased the cost of building materials and labor types, creating upward pressure on the costs of constructing and developing our event venues. Third parties that we contracted with, such as developers and contractors, were impacted by rising inflation rates and the corresponding rise in the costs of goods and services used in their businesses. Their ability to do business with us could be impacted by steadily high rates of interest and inflation, which could impact our profitability.

In addition to impacting our project construction and development costs, inflation also lead to higher costs for ingredients, supplies, utilities, and labor, all of which are essential components of operating restaurants and venues. While we were able to offset some of those costs by adjusting menu prices at our restaurants, we had to balance those adjustments with consumer sentiment to ensure that we did not deter customers from dining with us and in turn impact our overall sales volume. Inflation also impacts consumer-spending habits. As the costs of everyday goods and services rise, customers may become more hesitant to spend discretionary funds on restaurant dining.

We continue to monitor the impacts of high interest rates and inflation on our business and will continue to proactively seek cost-saving measures, negotiate with municipalities to purchase land without being burdened by increased borrowing costs and unfavorable lending terms.

Liquidity and Capital Resources

We have devoted substantially all of our efforts to developing our business plan, raising capital, and opening and operating our restaurants and event venues in Colorado and Georgia and planning venues in new markets, such as Tennessee, Oklahoma, and Texas. We had an accumulated deficit of $17,021,453 and $6,496,980 as of the years ended December 31, 2023 and 2022, respectively, and generated negative cash flows from operations of $4,876,172 and $700,748 during the years ended December 31, 2023 and 2022, respectively.

Since December 31, 2023 we have closed a private placement of shares of Notes Live common stock and received gross proceeds of $20,087,500 in that offering. In addition, in January 2024 we became a party to a promissory note with KWO, LLC as lender, whereby from time to time we can borrow and receive draws in an aggregate amount of up to $10.0 million. Any amounts drawn under that promissory note would bear interest at the rate of 8.75% per annum and be due within one year from the date of the draw.

We believe that (i) cash on hand, (ii) improved profitability in 2024 from operating venues and restaurants in Colorado Springs, Colorado and Gainesville, Georgia, (iii) opening The Sunset CO amphitheater in Colorado Springs, Colorado in August 2024 and revenues expected to be generated by that project, (iv) proceeds from a private placement of our common stock that closed in March 2024; (v) the net cash expected to be received upon the closing of the business combination with Fresh Vine; and (vi) additional capital raising efforts either at the parent corporation level and through sales of interests in our subsidiaries that own and operate our planned amphitheater projects (i.e. our firepit suite related sales and capital raising efforts), and debt financing available to us (being the KWO, LLC promissory note or other lenders), will allow us to continue our business operations. Our ability to continue implementing our business plan to add new locations to our portfolio for the purpose of developing entertainment campuses depends on our future engagement in strategic locations, real-estate transactions, capital raising, and debt financing.

Cash Flows

The following information reflects cash flows for continuing operations for the years presented:

	Year Ended December 31,
	2023	2022
	(amounts in thousands)
Cash and cash equivalents at beginning of year	$23,470,734	$4,193,086
Net cash used in operating activities	(4,876,172)	(700,748)
Net cash used in investing activities	(31,165,063)	(4,426,307)
Net cash provided by financing activities	32,771,605	24,404,703
Cash and cash equivalents at end of period	$20,201,104	$23,470,734

Net Cash Used in Operating Activities

Net cash used in operating activities was $4,876,172 and $700,748 during the years ended December 31, 2023 and 2022, respectively. The increase of $4,175,424 in cash used during 2023 compared to 2022 was primarily attributable to an increase of $3,368,460 in our loss from operations.

Net Cash Used in Investing Activities

Net cash used in investing activities was $31,165,063 and $4,426,307 during the years ended December 31, 2023 and 2022, respectively. The increase of $26,738,756 in cash used during 2023 compared to 2022 was primarily attributable to purchase of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $32,771,605 and $24,404,703 during the years ended December 31, 2023 and 2022, respectively. The increase of $8,366,902 in cash provided during 2023 compared to 2022 was primarily attributable to proceeds from a private placement of our common stock private sales and our pre-sales of rights and interests in our Sunset at Broken Arrow, LLC, Sunset Hospitality Collection, LLC and Mustang Creek, LLC subsidiaries.

Significant Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management bases these significant judgments and estimates on historical experience and other assumptions it believes to be reasonable based on information presently available. Actual results could differ from those estimates under different assumptions, judgments, or conditions.

Significant estimates made by management include, but are not limited to: economic lives of leased assets; impairment assessment of long-lived assets; depreciable lives of property, plant, and equipment; useful lives of intangible assets; accruals for contingencies including tax contingencies; valuation allowances for deferred income-tax assets; estimates of fair value of identifiable assets and liabilities acquired in business combinations; and estimates of fair value used in the private stock valuations used for equity-based compensation and warrants.

Revenue Recognition

We recognize revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which requires us to allocate the transaction price received from our customers to separate and distinct performance obligations and to recognize revenue upon the satisfaction of our performance obligations. We recognize revenue from our sale to customers of F&B products at our restaurants when the F&B products are transferred to the customer. We recognize revenue from the rental of our venues and from concerts or shows performed at our venues when the event, concert, or show occurs.

We record amounts collected prior to the event as deferred revenue until the event occurs. We record amounts collected from our sponsorship agreements, which do not relate to a single event, as deferred revenue and recognize those amounts over the term of the agreements as the sponsorship benefits are provided to our sponsors. As of December 31, 2023 and 2022, our deferred revenue totaled $764,081 and $127,291, respectively.

Investments in Related Parties

We have non-controlling interest investments in related parties. We account for certain of our investments in related parties using a practical expedient to measure those investments that do not have a readily determinable fair value in accordance with ASC 321, Investments — Equity Securities; ASC 325, Investments — Other; ASC 810, Consolidation; and ASC 820, Fair Value Measurement. Our investments in related parties are initially recognized at cost, and any income or loss resulting from such investments are recognized on our consolidated statements of operations, net of operating expenses. The carrying value of our related-party investments are assessed for indicators or impairment at each balance-sheet date, such that each investment is derecognized upon the sale or impairment of our interest in the investment.

We had one investment that we accounted for using the equity method described in ASC 323, Investments — Equity Method and Joint Ventures, prior to disposing of that investment on December 31, 2023. Pursuant to that accounting method, we initially recorded the investment as an asset on the balance sheet at its initial cost and then adjusted the investment each reporting period through the income statement for the income or loss for our proportionate share of the investment.

We own 550,000 preferred units, or 2%, of Roth Industries, of which the founder, manager, and chairman is Notes Live’s chairman and chief executive officer. Our officers and directors are also minority equity owners of Roth Industries. We currently account for our investment in Roth Industries using ASC 325, Investments — Other.

Leases

We account for our leases in accordance with ASC 842, Leases, pursuant to which our leases are classified as either operating or financing leases and recorded in our consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term, including any renewal options that are likely to be exercised, at the rate set forth or implied in the lease. In calculating the right-of-use asset and lease liability, we elect to combine lease and non-lease components as permitted under ASC 842. As an accounting-policy election, we exclude short-term leases having initial terms of 12 months or less and expense payments on those short-term leases as they are made.

Business Combinations

In April 2022, we purchased 99% of the voting and non-voting units of Hospitality Income and Asset, LLC (“HIA”) from its members for a total purchase price of $10,383,445 using a combination of cash and equity. HIA owns the land and buildings for the BBST CO and BBP CO venues in Colorado Springs, Colorado. We accounted for this asset acquisition under ASC 805, Business Combinations, pursuant to which the purchase price we paid for the HIA units was allocated to the acquired asset based on their proportionate fair values.

Warrants

In July 2021, we issued a lender $3,775,000 in convertible promissory notes (the “July 2021 Notes”) and 10,000 warrant units for each $100,000 of July 2021 Notes held. In total, we issued 377,500 warrants, which can be exercised at the option of the holder to purchase non-voting units at $2.50 per share prior to the warrants’ expiration on July 26, 2024. We accounted for the warrants in accordance with ASC 815-10, Derivatives and Hedging, pursuant to which the warrants were recorded at relative fair value within stockholders’ equity in our consolidated balance sheets.

Off-Balance Sheet Arrangements

We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, as a part of our ongoing business. Accordingly, we did not have any off-balance sheet arrangements during any of the periods presented.

Going Concern

Our consolidated financial statements for the years ended December 31, 2023 and 2022 were prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities, and commitments in the normal course of business. Our consolidated financial statements do not reflect any adjustments that might result if we are unable to continue as a going concern. As of the issuance of our consolidated financial statements, we have concluded that there is no substantial doubt about our ability to continue as a going concern for a reasonable period of time. Any doubt regarding our ability to continue as a going concern was alleviated by our plan to add additional venue locations and to continue our business operations.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Item 10 of Regulation S-K and are not required to provide the information otherwise required under this item.

JOBS Act Accounting Election

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” (an “EGC”) may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As an EGC under the JOBS Act, the extended transition period provided in Section 7(a)(2)(B) of the Securities Act allows us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public-company effective dates.

Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board, along with less extensive disclosure about our executive compensation arrangements. We plan to take advantage of these reduced disclosure requirements and exemptions until we are no longer considered an EGC.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

The combined company’s board of directors will initially be fixed at seven members, all consisting of directors designated by Notes Live.

The following table sets forth the name, age as of March 15, 2024 and position of each of the individuals who are expected to serve as executive officers and directors of the combined company.

Name	Age	Position
Executive Officers
JW Roth	60	Chief Executive Officer and Director
Robert Mudd	53	President and Chief Operating Officer
Heather Atkinson	47	Chief Financial Officer and Director

Non-Employee Directors
Chad Hennings	58	Director
Steve Cominsky	54	Director
Matt Craddock	53	Director
David Lavigne	62	Director
Mitchell Roth	35	Director

Executive Officers

JW Roth, is the Founder, Chairman, and CEO of Notes Live. Mr. Roth founded Notes Live in March 2017, and has served as CEO since the company’s inception and has served as the Chairman of Notes Live since April 2021. As CEO Mr. Roth is actively engaged in crafting and overseeing Notes Live’s strategic direction, overall operations, and financing company initiatives. Mr. Roth is also the Founder and Chairman of Roth Industries, LLC, a prepared foods manufacturer and consumer goods company based in Colorado Springs with distribution in more than 12,000 retail supermarkets nationwide, including Costco, Walmart, Kroger, and others. Additionally, Mr. Roth currently serves as the sole manager of Centennial Standard Real Estate Company, LLC, a company that owns certain real estate. With more than 30 years of private and public company experience, Mr. Roth has been actively involved in organizing and overseeing the financing of multiple companies, including several that eventually went public. Mr. Roth has been featured in such publications as the Wall Street Journal, Fortune Magazine, Billboard and more than 50 business journals throughout the United States. He has made multiple appearances on CNBC and Bloomberg Television and was named to the Venues Now 2022 All-Stars list.

Robert Mudd, was appointed President and COO of Notes Live in February 2004. Mr. Mudd previously served as the Senior Vice President of Real Estate and Development for Notes Live from January 2023 through January 2024 where he oversaw the company’s real property acquisitions, entitlement process and related matters for the company’s real estate portfolio and projects. Prior to serving as Senior Vice President of Real Estate and Development, from June 2021 until January 2023 he served as the Company’s COO and President, and, also served on the board from June 2021 until January 2023. Prior to joining Notes Live, from June 2014 until June 2021 Mr. Mudd served as the President of Adventures in Missions an interdenominational missions organization focused on discipleship. Mr. Mudd has over 30 years of business and management experience and, in addition to his roles at Notes Live, he has served in a number of executive roles, for organizations from start-ups to groups with a benevolent purpose. The first 15 years of his career were spent in the technology and telecommunications industry where he was President of Correctional Billing Services, Executive Vice President of Operations at Securus Technologies, LLC, COO of Evercom Systems, Inc., and COO of TDM, Inc. Mr. Mudd has a bachelor’s degree in education from the University of Louisville.

Heather Atkinson, has been the CFO, Secretary, and Treasurer of Notes Live since its inception in March 2017. She began serving as a director of Notes Live in April 2021. She also currently serves as a director and Treasurer of Roth Industries, LLC. In addition to Mrs. Atkinson’s role with Notes Live and Roth Industries, she serves as the Treasurer to Hospitality Income & Asset, LLC and 13141 BP, LLC, which own real property and lease that property to certain of subsidiaries of Notes Live’s. Prior to joining Notes Live and Roth Industries, LLC Mrs. Atkinson served as the Controller, Secretary, and Treasurer of Accredited Members Acquisition Corporation

(previously quoted under the symbol ACCM on the OTCBB) and its predecessor, Accredited Members Holding Corporation. Mrs. Atkinson has over 25 years of accounting, finance, and financial reporting experience in both public and private companies including consolidations, shareholder relations, SEC reporting, internal and external financial statement reporting, budgeting, cash forecasting, mergers and acquisitions, and restructuring and international accounting while working closely with outside audit and legal firms. She is a licensed CPA and holds a Bachelor of Science degree in Accounting from Evangel University.

Non-Employee Directors

Mitchell Roth, has served as a director of Notes Live since April 2021. In addition, he has also worked for Notes Live in a part-time capacity as Strategy Consultant since April 2022. Mr. Roth has been affiliated with Roth Industries, LLC since 2015, and currently serves as its President and CEO. Roth Industries is a leading consumer packaged goods company, specializing in prepared foods based in Colorado Springs, Colorado with distribution in more than 8,000 retail supermarkets nationwide, including Costco, Walmart, Kroger, and others. Mr. Roth is also a 50% owner of Centennial Standard Real Estate Company, LLC, a real estate development and investment company. Prior to his tenure with Roth Industries Mr. Roth worked in an operational and advisory capacity within various companies owned or invested in by the Roth family. From May 2013 until January 2014, Mr. Roth worked at the investment-banking firm Laidlaw and Company, Ltd. in New York City. Mr. Roth received a Bachelor of Science degree in Business Finance and Economics from Liberty University in Lynchburg, VA.

Steve Cominsky, has served as director of Notes Live since April 2021. Mr. Cominsky has over 30 years of experience in food, beverage, and hospitality operations and management. Mr. Cominsky founded CC Management & Development Corp LLC (“CC Management”) in 2013 and has worked with CC Management since its inception. CC Management is a boutique consulting and development firm that focuses on the restaurant and bar industry, and provides a range of services related to operations and strategic planning, and the company has worked with multiple existing and startup concepts in the greater Denver market on matters such as concept vision and development, re-branding and operations oversight. Mr. Cominsky is also currently involved in the oversight and operations of the Social Bar & Lounge an upscale bar and cocktail lounge located in suburban Denver, and which he founded in 2018. Mr. Cominsky has a Bachelor of Arts in Economics from Bloomsburg University of Pennsylvania.

Matt Craddock, has served as a director of Notes Live since March 2023. He currently serves as the CEO of Craddock Commercial Real Estate, LLC and as the President of Craddock Development Company, Inc., a full-service real estate company founded by his father. In those roles, Mr. Craddock directs and manages a portfolio of $125 million in real estate assets in Colorado and New Mexico on behalf of the family and their strategic partners. Mr. Craddock has served on a number of local, non-profit boards, including Junior Achievement, The Boy’s and Girl’s Club, and Discover Goodwill. Mr. Craddock has over 28 years of experience in commercial real estate finance, development, and operations. He is a licensed Broker in the State of Colorado and carries an EMS and CCIM designation. He holds a Bachelor of Arts degree in Humanities from Pepperdine University.

Chad Hennings, has served as a director of Notes Live since January 2023. Since 2012, Mr. Hennings has been a Partner of Rubicon Representation LLC (“Rubicon”), and serves as its Chief Operating Officer. Rubicon is a boutique commercial real estate company based in Dallas, Texas that provides a variety of consulting services to tenants and developers, and also engages in real estate investing. Mr. Hennings holds a Texas real estate license and has over 15 years of experience in tenant representation and principal sales. Prior to his current role in Rubicon, Mr. Hennings played in the NFL and spent nine years as a member of the Dallas Cowboys before retiring in 2000. Prior to his NFL career Mr. Hennings served as a fighter pilot flying the A-10 Thunderbolt II aircraft. He flew 45 missions in Operation Provide Comfort in the First Gulf War. Mr. Hennings has authored three books on leadership and character development, and he is a frequent speaker to Fortune 500 companies. Mr. Hennings is a graduate of the United States Air Force Academy.

Dave Lavigne has served as a director of Notes Live since December 2023. Mr. Lavigne spent the first 17 years of his career in the financial and investment industry primarily employed by small regional sell-side broker dealers/investment bankers. During that period, Mr. Lavigne acted in various capacities, including National Sales, Chief Executive Officer and Head of Research roles, and he held a variety of securities licenses and certifications. In 2001, Mr. Lavigne left the sell-side to set up an independent subscription-based microcap research firm called EdgeWater Research where he served as the lead analyst until 2010. Since that time, he has provided research in a similar format under two subsequent labels, including his current company Trickle Research which he founded in 2016, and has served as the firm’s senior analyst since its inception. Over his career, Mr. Lavigne has evaluated hundreds of small public and private enterprises across dozens of industries and has provided extensive individual fundamental research and associated valuation models on well over 100 of those names. In addition, he has published financial newsletters covering both microeconomic and macroeconomic issues. In conjunction with his research platforms, Mr. Lavigne has also conducted dozens of research conferences across the country focusing primarily on microcap issuers and the capital markets. He is currently a research contributor to both the FactSet and the Alpha-Sense platforms. Mr. Lavigne graduated from the University of Idaho in 1984 with a B.S. in Finance.

Director Independence

Applicable NYSE American listing rules require that the combined company’s board of directors be comprised of a majority of independent directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, Notes Live expects that the combined company’s board of directors will determine that each member of the combined company’s board of directors, except JW Roth, Mitchell Roth and Heather Atkinson, will qualify as an “independent director” as defined under applicable NYSE American listing rules. In making such determination, the combined company’s board of directors will consider the current and prior relationships that each director has with Notes Live and Fresh Vine and all other facts and circumstances that the company’s board of directors deems relevant in determining the independence of each director, including the interests of each director in the merger, any relevant related party transactions and the beneficial ownership of Notes Live or Fresh Vine capital stock by each director. See the sections entitled “Interests of Notes Live Directors and Executive Officers in the Merger,” “Related Party Transactions of Directors and Executive Officers of the Combined Company” and “Principal Stockholders of Notes Live” of this proxy statement/prospectus for additional information.

In addition, NYSE American listing rules require that, subject to specified exceptions, each member of the combined company’s audit, compensation and nominating and corporate governance committees be independent under the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable NYSE American listing rules, a director will only qualify as an “independent director” if, in the opinion of the combined company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of the combined company may not, other than in his or her capacity as a member of the audit committee, the combined company’s board of directors, or any other committee of the combined company’s board of directors, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the combined company or any of its subsidiaries or otherwise be an affiliated person of the combined company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of the combined company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

There are no family relationships among any of the proposed directors or officers of the combined company.

Composition of the Board of Directors

The Fresh Vine board of directors currently consists of four members. Following the merger, the combined company’s board of director is expected to consist of seven directors.

Committees of the Board of Directors Following the Merger

The Fresh Vine board of directors has an established audit committee, compensation committee and nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the Fresh Vine board of directors. After completion of the merger, the combined company’s board of directors will continue to have such standing committees.

Audit Committee

The Fresh Vine audit committee is responsible for overseeing financial reporting and related internal controls, risk, and ethics and compliance, including but not limited to review of filings and earnings releases, selection and oversight of the independent registered public accounting firm, oversight of internal audit, interactions with management and the board, and communications with external stakeholders. The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

During 2022, the Fresh Vine audit committee was composed of Eric Doan and Michael D. Pruitt, with Mr. Doan serving as Chair of the committee. Upon his appointment as interim Chief Executive Officer of Fresh Vine in July 2023, Mr. Pruitt ceased serving on the audit committee and was replaced by David Yacullo. Fresh Vine’s board of directors determined that each of Messrs. Doan and David Yacullo meet the definition of “independent director” under the rules of the NYSE American and under Rule 10A-3 under the Exchange Act and that each is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act. In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the audit committee. Fresh Vine and Notes Live believe that, following the completion of the merger, the composition of the audit committee will meet the requirements for independence under current NYSE American and SEC rules and regulations.

Compensation Committee

The Fresh Vine compensation committee is responsible for establishing the compensation philosophy and ensuring that elements of Fresh Vine’s compensation program encourage high levels of performance among the executive officers and positions Fresh Vine for growth. The Fresh Vine compensation committee ensures that Fresh Vine’s compensation program is fair, competitive, and closely aligns the interests of our executive officers with Fresh Vine’s short and long-term business objectives. The Fresh Vine compensation committee is responsible for determining the compensation of our officers and directors, or recommending that such compensation be approved by the full board of directors. Fresh Vine’s Chief Executive Officer may not be present during voting or deliberations regarding the Chief Executive Officer’s compensation. The Fresh Vine compensation committee also administers Fresh Vine’s equity incentive plans and approves all equity grants made thereunder. The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger

Fresh Vine’s compensation committee is composed of one director, Eric Doan, who is an “independent director” under the rules of the NYSE American. In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. Fresh Vine and Notes Live believe that, following the completion of the merger, the composition of the compensation governance committee will meet the requirements for independence under current NYSE American and SEC rules and regulations.

Nominating and Corporate Governance Committee

The Fresh Vine nominating and corporate governance committee is responsible for selecting directors to be nominated for election to Fresh Vine’s Board of Directors or recommending such nominees for selection by the full board. The Fresh Vine nominating and corporate governance committee is also responsible for board effectiveness and governance, with duties that include board succession planning, director recruiting, shaping Fresh Vine’s governance policies and practices, and director education and self-evaluations. The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger. Fresh Vine’s nominating and corporate governance committee is composed of one director, Eric Doan.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee. Fresh Vine and Notes Live believe that, following the completion of the merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under current NYSE American and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. None of the proposed executive officers of the combined company serve, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

Code of Ethics

Fresh Vine has adopted a code of conduct that applies to all of Fresh Vine’s officers, employees and directors, and a separate code of ethics that applies to Fresh Vine’s Chief Executive Officer and senior financial officers. Fresh Vine’s code of conduct and code of ethics are available on Fresh Vine’s Internet website at ir.freshvinewine.com/info. The information contained on, or that can be accessed through, the website is not a part of this proxy statement/prospectus. The website address is included in this proxy statement/prospectus solely as an inactive textual reference. In connection with the closing of the merger, the combined company’s board of directors is expected to assess the adequacy of Fresh Vine’s code of conducts and code of ethics for the combined company and may adopt amendments thereto.

Director Compensation

Notes Live current practice and policy is to compensate each director $2,500 for attending a board meeting in person (excluding telephone or video attendance), and from time to time issues its directors equity based compensation. After closing of the merger Notes Live expects to adopt a more formal director compensation policy. For additional information on compensation paid to directors of Notes Live, see the section entitled “Notes Live Executive Compensation — Director Compensation” beginning on page 149 of this proxy statement/prospectus.

In connection with the closing of the merger and the transition of the board of directors, the combined company expects to evaluate its director compensation practices and finalize the combined company’s non-employee director compensation program, pursuant to which non-employee directors will be eligible to receive compensation for service on the board of directors of the combined company and its committees. The board of directors of the combined company expects to review director compensation periodically to ensure that director compensation remains competitive such that the combined company is able to recruit and retain qualified directors.

NOTES LIVE EXECUTIVE COMPENSATION

Notes Live is currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules Notes Live is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well limited narrative disclosures regarding executive compensation. Further, Notes Live’s reporting obligations extend only to its “named executive officers” (“NEOs”), meaning its principal executive officer and Notes Live’s next two most highly compensated executive officers in respect of their service to Notes Live at the end of the last completed fiscal year. Accordingly, our NEOs are:

•        JW Roth, the Founder, Chief Executive Officer, and Chairman;

•        Heather Atkinson, the Chief Financial Officer; and

•        Robert Mudd, the President and Chief Operating Officer.

Summary Compensation Table

The following table sets out the compensation for the Named Executive Officers for the years ended December 31, 2023 and December 31, 2022:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	All Other Compensation ($)(2)	Total ($)
JW Roth	2023	$386,234	$6,609	$133,112	$49,660	$575,615
Chief Executive Officer and Chairman	2022	$182,912	$5,239	$101,662	$25,900	$301,462

Heather Atkinson	2023	$217,594	$6,609	$33,893	$43,367	$293,962
Chief Financial Officer, Secretary and Treasurer	2022	$129,994	$5,912	$26,029	$20,393	$182,328

Robert Mudd(3)	2023	$209,908	$6,742	$33,497	$30,213	$280,360
President and Chief Operating Officer	2022	$198,356	$5,785	$25,633	$22,059	$251,834

____________

(1)      Amounts do not reflect compensation actually received by the officer. Values in this this table tie to compensatory warrants that are exercisable at the option of the holder. The grant fair value number for the “options” is computed in accordance with FASB ASCT Topic 718. The fair value assumptions used for purposes of the valuation is cited in Footnote 11-Warrants to the Notes Live 2023 financials.

(2)      Each executive officer receives a car allowance from Notes Live, with Mr. Roth receiving $19,009 in 2023 and $12,395 in 2022; Ms. Atkinson received $12,715 in 2023 and $6,888 in 2022; and Mr. Mudd received $7,061 in 2023. Other benefits included in the all other compensation column include medical insurance benefits paid by the Company on behalf of these employees. In addition, for Mr. Roth and Ms. Atkinson the “other compensation” column for 2023 includes $7,500 each received in their capacities as members of the Board of Directors and fees payable for the attendance of board meetings in person.

(3)      Mr. Mudd served as the President and COO of Notes Live from June 1, 2021 through December 31, 2022, and thereafter he continued in a non-Named Executive Officer role as SVP of Real Estate and Development. He began serving as the President and COO again starting February 28, 2024.

Narrative to the Summary Compensation Table

Base Salaries

Notes Live uses base salaries to recognize the experience, skills, knowledge, and responsibilities required of all its employees, including our NEOs. Base salaries are reviewed annually and adjusted from time to time in an effort to realign salaries with market levels after taking into account individual responsibilities, performance, and experience. The base salary of Mr. Roth during 2023 was increased to $400,000 in accordance with the terms of the employment agreement described below; prior to entering into that agreement Mr. Roth’s base salary was $270,000.

Ms. Atkinson’s base salary as of December 31, 2023 was $200,000, having been increased from $180,000 on July 24, 2023. Mr. Mudd’s current base salary as of December 31, 2023 was $200,000, having been increased from $180,000 on July 24, 2023.

Annual Bonus/Non-Equity Incentive Compensation

To date, Notes Live has not awarded its NEOs annual incentive compensation based on the satisfaction of individual and corporate performance objectives established by the Board of Directors. However, executive officers are eligible to receive discretionary cash bonuses as determined by the Board of Directors based on the financial performance of the company and each officer’s contributions to the company as a whole. The Board of Directors awarded each of Notes Live’s NEO’s a discretionary cash bonus in 2023 and 2022.

Equity-Based Incentive Awards

Equity-based awards give our executives and key employees a stake in Notes Live’s long-term performance and viability, thereby motivating them to be top performers. Equity-based awards enable Notes Live to attract key talent, encourage executive retention, establish an ownership culture, facilitate the achievement of the company’s goals, and align the interests of our executives and our shareholders.

Equity-based awards are given in the form of warrant compensation during the past two years. These warrants are based on the dollar equivalent of a cash bonus in the warrants full value and approved by the board of directors.

Retirement Plans

Notes Live established a defined contribution plan for all employees aged 21 and older who have completed six months of service for payrolls as of January 1, 2024. The Company makes a matching contribution of 100% on the first 5% contributed.

Employee Benefits

Notes Live’s NEOs are eligible to participate in employee benefit plans and programs, including medical and dental benefit plans.

Pension Benefits

Notes Live’s NEOs did not participate in, or earn any benefits under, any pension or retirement plan sponsored by the company during the year ended December 31, 2023.

Nonqualified Deferred Compensation

Notes Live’s NEOs did not participate in, or earn any benefits under, any non-qualified deferred compensation plan sponsored by the company during the year ended December 31, 2023.

Outstanding Equity Awards as of December 31, 2023

The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2023.

	Outstanding Equity Awards at Fiscal Year End
	Stock Awards
	Grant Date	Expiration Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)		Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)
JW Roth
Compensatory Warrants	10/11/2022	10/11/2027	250,000	(2)	—	—	$3.00
Compensatory Warrants	4/19/2022	4/19/2029	125,000	(3)	375,000	—	$2.00
Compensatory Warrants	4/5/2021	4/5/2026	33,333	(4)	33,333	—	$0.12

Heather Atkinson
Compensatory Warrants	10/11/2022	10/11/2027	150,000	(5)	—	—	$3.00
Compensatory Warrants	4/11/2022	4/11/2029	31,250	(6)	93,750	—	$2.00
Compensatory Warrants	4/5/2021	4/5/2026	8,333	(7)	8,333	—	$0.60
Compensatory Warrants	5/27/2020	5/27/2025	33,335	(8)	—	—	$1.20

Robert Mudd
Compensatory Warrants	10/11/2022	10/11/2027	205,000	(9)	—	—	$3.00
Compensatory Warrants	10/28/2021	10/28/2026	25,000	(10)	37,500	—	$0.12
Compensatory Warrants	4/11/2022	4/11/2029	31,250	(11)	93,750	—	$2.00
Compensatory Warrants	4/5/2021	4/5/2026	8,333	(12)	8,333	—	$0.60

____________

(1)      Numbers in this table tie to compensatory warrants that are exercisable at the option of the holder. The grant fair value number for the “options” is to be computed in accordance with FASB ASCT Topic 718. The fair value assumptions used for purposes of the valuation is cited in Footnote 11-Warrants to the 2023 financials.

(2)      This warrant is exercisable in full and is scheduled to expire on October 11, 2027.

(3)      This warrant vests ratably over a four year term, with one-fourth of the warrant vesting on each annual anniversary from the date of issuance. This warrant is scheduled to expire on April 11, 2029.

(4)      This warrant vests ratably over a four year term, with the first vesting date having occurred on the first annual anniversary of its issuance date. This warrant is scheduled to expire on April 5, 2026.

(5)      This warrant is exercisable in full and is scheduled to expire on October 11, 2027.

(6)      This warrant vests ratably over a four year term, with one-fourth of the warrant vesting on each annual anniversary from the date of issuance. This warrant is scheduled to expire on April 11, 2029.

(7)      This warrant vests ratably over a four year term, with the first vesting date having occurred on the first annual anniversary of its issuance date. This warrant is scheduled to expire on April 5, 2026.

(8)      This warrant is exercisable in full and is scheduled to expire on May 27, 2025.

(9)      This warrant is exercisable in full and is scheduled to expire on October 11, 2027.

(10)    This warrant vests ratably over a five year term, with one-fifth of the warrant vesting on each annual anniversary from the date of issuance. This warrant is scheduled to expire on October 28, 2026.

(11)    This warrant vests ratably over a four year term, with one-fourth of the warrant vesting on each annual anniversary from the date of issuance. This warrant is scheduled to expire on April 11, 2029.

(12)    This warrant vests ratably over a four year term, with one-fourth of the warrant vesting on each annual anniversary from the date of issuance. This warrant is scheduled to expire on April 5, 2026.

Employment Arrangements

The following discussion contains a summary of the terms of the employment agreements currently in effect for JW Roth. Neither Ms. Atkinson nor Mr. Mudd are parties to an employment agreement or any agreement that provides a contractual right to severance payments upon a termination or change of control, instead, each are an employee at will.

Roth Employment Agreement

The Company entered into an employment agreement with Mr. Roth on June 6, 2023, which sets forth the terms and conditions of his employment (the “Roth Agreement”). Pursuant to the Roth Agreement, Mr. Roth serves as our Chief Executive Officer and is entitled to an annual base salary of $400,000, with such base salary to be increased annually by no less than 2.5%. The Roth Agreement is for a term through November 6, 2028 and automatically renews for successive one-year terms thereafter unless not renewed by either Notes Live or Mr. Roth upon not less than six months’ advance written notice to the other party.

In the event Notes Live terminates Mr. Roth’s employment without “Cause” or without “Good Reason” (each as defined in the Roth Agreement), he is entitled to receive the following payments and benefits, in addition to any accrued obligations: (a) a lump sum payment, equal to one times the sum of (i) Mr. Roth’s then base salary and (ii) the bonus received in respect of performance during the year prior to the year of the termination date. In addition, if Mr. Roth’s employment is terminated by Mr. Roth for “Good Reason” or by the company other than “For Cause” (other than on account of Mr. Roth’s death or total disability) within three months prior to, or two years following a “Change in Control” Mr. Roth is entitled to a lump sum payment equal to two times the sum of his base salary and his bonus awarded during the year prior to the transaction that constituted a Change of Control. A “Change in Control” is defined to mean each of the following events: (i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of Notes Live representing more than fifty percent (50%) of the total voting power represented by Notes Live’s then-outstanding voting securities; (ii) the sale or disposition by Notes Live of all or substantially all of its assets; (iii) the consummation of a merger or consolidation of Notes Live with or into any other entity, other than a merger or consolidation which would result in the voting securities of Notes Live outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of Notes Live or such surviving entity or its parent outstanding immediately after such merger or consolidation2; or (iv) individuals who are members of Notes Live board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the board over a period of 12 months; provided, however, that if the appointment or election (or nomination for election) of any new board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Agreement, be considered as a member of the Incumbent Board.

____________

2         The business combination with Fresh Vine will not be deemed a change in control as that term is used in the Roth Agreement.

Director Compensation

Notes Live has provided cash compensation, if attendance to the board of directors meetings are in person, and equity-based compensation to its directors. The following table sets forth information regarding the compensation our non-employee directors earned for service on our Board during the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Mitchell Roth	$7,500	$—	$33,019	$90,000	(4)	$130,519
Steve Cominsky	$7,500	$—	$121	$—		$7,621
Matt Craddock	$2,500	$—	$—	$—		$2,500
Chad Hennings	$5,000	$—	$18,585	$55,000	(4)	$78,585
Greg Arend(2)	$2,500	$—	$—	$10,518	(4)	$13,018
Dave Lavigne(3)	$—	$—	$—	$—		$—

____________

(1)      Amounts do not reflect compensation actually received by the director. Values in this this table tie to compensatory warrants that are exercisable at the option of the holder. The grant fair value number for the “options” is computed in accordance with FASB ASCT Topic 718. The fair value assumptions used for purposes of the valuation is cited in Footnote 11-Warrants to the Notes Live 2023 financials.

(2)      Mr. Arend ceased serving on the Board in December 2023.

(3)      Mr. Lavigne was appointed to the Board in December 2023.

(4)      These amounts represent compensation received by certain directors for services rendered other than with respect to their services on the board of directors. Mr. Hennings has been a service provider to Notes Live since January 23, 2023, as a spokesperson and business development promoter earning $60,000 in cash annually (pro rated for any partial year) for these services, along with 50,000 warrant shares granted at a $3.00 exercise price per warrant. Mr. Mitchell Roth provides corporate financial writing assistance and other investor relations duties and is compensated by Notes Live at $90,000 annually for these services. Notes Live contracted in 2023 with SOAR Partners to consult on real estate and entitlement projects within the state of Oklahoma. Mr. Arend, Notes Live’s director from March 20, 2023 until December 13, 2023, serves as the Founder and CEO of SOAR Partners.

Narrative Disclosure to Director Compensation Table

During 2023 Notes Live paid each director a fee of $2,500 for each meeting of the board of directors that a director attended in-person and on-site. Otherwise, Notes Live does have a formal compensation program for its directors.

From time to time Notes Live has awarded its directors compensatory warrants as a means to attempt to further align the interests of its directors with the company and its shareholders. To date, these compensatory warrants have not been awarded on a set schedule or defined interval, however, typically a warrant has been granted on an annual basis (in each case subject to vesting conditions) although no compensatory warrants were granted during the 2023 fiscal year to any director in consideration for serving on the board of directors.

Formal Equity Incentive Plans

In October 2023 the Notes Live Board adopted, and then its shareholders approved, the Notes Live, Inc. 2023 Equity and Incentive Plan (the “Plan”). The purpose of the Plan is to advance the interests of our shareholders by enabling us to attract and retain the types of individuals who will contribute to our long-range success, provide incentives that align the interests of such individuals with those of our shareholders and promote the success of our business. The Plan is designed to provide us with flexibility to select from among various equity-based and performance compensation methods, and to be able to address changing accounting and tax rules and corporate governance practices by optimally utilizing performance-based compensation.

The 2023 Plan permits awards of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards. Awards and grants under the Plan are referred to as “Awards.” Those eligible for Awards under the Plan are referred to as “Participants.” Participants include any employee, consultant or director who is designated by the Board or a committee of the Board to receive one or more Awards under the Plan. A total of 1.0 million Class C Common Shares are reserved for issuance of Awards under the Plan.

As of December 31, 2023 no awards have been granted under the Plan.

Rule 10b5-1 Sales Plans

Notes Live’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or officer. An insider that adopts a Rule 10b5-1 plan in good faith while not in the possession of material nonpublic information will be protected by the affirmative defense to insider trading liability under Rule 10b5-1 when pre-planned trades are carried out by a broker in accordance with the plan, even if the insider later becomes aware of material nonpublic information. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a Rule 10b5-1 plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy and any applicable 10b5-1 guidelines.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND
EXECUTIVE OFFICERS OF THE COMBINED COMPANY

In addition to the compensation arrangements with Fresh Vine’s and Notes Live’s directors and executive officers, including those discussed in the section entitled “Management Following the Merger,” “Fresh Vine Executive Compensation” and “Notes Live Executive Compensation,” beginning on pages 184, 146 and 189, respectively, of this proxy statement/prospectus, the following is a description of each transaction occurring since January 1, 2023 and any currently proposed transactions in which:

•        either Fresh Vine or Notes Live was or is to be a participant;

•        the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Fresh Vine’s or Notes Live’s the total assets at year-end for the last two completed fiscal years; and

•        any director, executive officer, holder of more than 5% of the voting securities of Fresh Vine, Notes Live, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Fresh Vine Transactions

License Agreements with Nina Dobrev and Julianne Hough

In March 2021, we entered into five-year license agreements with each of Nina Dobrev and Jaybird Investments, LLC, an entity managed by Julianne Hough, which were amended in November 2021 in connection with our initial public offering (as so amended, the “License Agreements”), pursuant to which Ms. Dobrev and Ms. Hough, respectively, each agreed to use commercially reasonable efforts to help grow and promote our business and varietals of wine and granted us a license to use her pre-approved name, likeness, image, and other indicia of identity, as well as certain content published by her on her social media or other channels, on and in conjunction with the sale and related pre-approved advertising and promotion of our varietals of wine and marketing materials. Ms. Dobrev and Ms. Hough agreed not to grant any similar license or render services of any sort on behalf of or in connection with any party in the wine category anywhere in the world during the term of her agreement, other than with respect to Company; however, the agreements did not prevent Ms. Dobrev or Ms. Hough from (i) appearing in the news, entertainment or information portion of any program or event, regardless of those programs or event’s sponsorship or tie-ins; or (ii) becoming a passive investor in any other company provided that if the company is in the category of wine, such investment must be financial only and Ms. Dobrev or Ms. Hough, as applicable, may not provide services or grant any rights in or to her name, likeness, image, and other indicia of identity in connection with such investment.

Upon entering into the License Agreements, we issued to each of Ms. Dobrev and Hough (or their designees) 156,500 units representing membership interests in Fresh Grapes, LLC, which represented 969,272 shares each on a post-LLC Conversion basis. In addition, each of Ms. Dobrev and Ms. Hough were entitled to an annual license fee equal to $300,000 per year commencing upon the completion of our initial public offering, and to reimburse of reasonable out of pocket expenses incurred in connection with the promotion of the Company’s varietals of wine.

The License Agreements, as amended, provided that each of Ms. Dobrev and Ms. Hough have the right to terminate her agreement if, as of the end of calendar year 2023, we have not achieved at least $5.0 million in EBITDA in either fiscal 2022 or fiscal 2023. In connection with entering into the November 2021 amendments, Nechio & Novak, LLC then a Company stockholder) assigned and transferred to each of Ms. Dobrev and Ms. Hough (or their designees) 20,702 additional units representing membership interests in Fresh Grapes, LLC, which represented 128,217 shares each on a post-LLC Conversion basis. Pursuant to the amendments, we agreed to indemnify and reimburse the licensees for any United States federal and state income taxes that may become be due and payable by them solely as a result of the assignment and transfer of the additional units, and to gross-up such payments for income taxes resulting from the indemnification payments.

The License Agreements, as amended, provided that each of Ms. Dobrev and Ms. Hough have the right to terminate her agreement if, as of the end of calendar year 2023, we have not achieved at least $5.0 million in EBITDA in either fiscal 2022 or fiscal 2023. In addition, Ms. Dobrev and Ms. Hough had the right to terminate their respective License Agreements prior to the scheduled expiration date upon a material breach by Fresh Vine that is not cured within 30 days after receiving notice of such breach. On August 8, 2023, Fresh Vine received written letters from each of Ms. Dobrev and Jaybird Investments, LLC, notifying Fresh Vine that they were terminating the License Agreements prior to the scheduled expiration dates, effective September 7, 2023 (the “Termination Date”). Pursuant to the License Agreements, upon termination of thereof, the rights and licenses granted under thereunder were revoked, and Fresh Vine was required to cease the marketing and sale of products that feature the licensor’s name, likeness, image, and other indicia of identity, provided that Fresh Vine could continue to use approved marketing materials and sell off the remaining product inventory for a sell-off period of up to 90 days.

Founders’ Option Agreements

Effective November 30, 2021, we entered into stock option agreements with four of our co-founders, Damian Novak, Rick Nechio, Nina Dobrev and Julianne Hough. In connection with these agreements, we have established a founders’ option pool comprised of 1,500,004 shares of our common stock, which will represent 15% of our outstanding common stock immediately prior to our initial public offering (the “Founders’ Option Pool”). Under the agreements, each co-founder was granted a ten-year option to purchase 25% of the shares comprising the Founders’ Option Pool.

The options are exercisable, subject to the satisfaction of vesting conditions, at a price per share equal to $10.00 (our initial public offering price). The options will vest, if at all, during the three year period that commenced on December 17, 2021 (the closing date of our initial public offering) and ending on the third anniversary thereof (the “Performance Period”), with 20% of the option shares vesting upon the average of the closing sale prices of our common stock over a period of ten consecutive trading days being equal to or greater than the applicable price set forth in the following schedule (each a “Trigger Price”):

Percent of Shares To Be Vested	Trigger Price
20%	$20.00
20%	$30.00
20%	$40.00
20%	$50.00
20%	$60.00

All portions of the options that have not vested prior to the expiration of the Performance Period and all of co-founders’ rights to and under such non-vested portions of the options will terminate upon such expiration. In addition, if, prior to any vesting date, a co-founder ceases to provide services to the Company either as a member of our Board of Directors a Company employee (with respect to Messrs. Novak and Nechio) or a Company ambassador and licensor under such co-founder’s license agreement with the Company (with respect to Ms. Dobrev and Ms. Hough), that portion of such co-founder’s option scheduled to vest on such vesting date, and all portions of such option scheduled to vest in the future, will not vest and all of such co-founder’s rights to and under such non-vested portions will terminate. Upon his resignation as a director of the Company, the 375,001 share option granted to Mr. Novak pursuant to his Founder Option Agreement, none of which was vested, terminated. Upon the termination of their respective license agreements with the Company, the 375,001 share option granted to each of Ms. Dobrev and Ms. Hough pursuant to her Founder Option Agreement, none of which was vested, terminated.

Director and Officer Indemnification Agreements

We have entered into indemnification agreements (the “Indemnification Agreements”) with each of our current and former officers and directors. The Indemnification Agreements clarify and supplement indemnification provisions already contained in the Company’s bylaws (the “Bylaws”) and generally provide that the Company shall indemnify the indemnitees to the fullest extent permitted by applicable law, subject to certain exceptions, against expenses, judgments, fines and other amounts actually and reasonably incurred in connection with their service as a director or officer and also provide for rights to advancement of expenses and contribution.

Founder Anderson Consulting-related Forfeitures

In conjunction with entering into a Settlement Agreement with Janelle Anderson in February 2023, Rick Nechio and Damian Novak, two of the Company’s founders, entered into Agreements to Forfeit Shares of Common Stock (the “Forfeiture Agreements”) pursuant to which each agreed to forfeit and transfer back to the Company without consideration 250,000 shares of common stock of the Company held by them (a total of 500,000 shares), to enable the Company to issue such number of shares of the Company’s common stock to Ms. Anderson without subjecting the Company’s other stockholders to dilution therefrom.

Consulting Agreement with Whetstone Consulting

Effective February 20, 2023, the Company’s board of directors elected Michelle Hawkins Whetstone as a director of the Company. Ms. Whetstone is the spouse of Jamey Whetstone, the Company’s winemaker. On June 12, 2019, we entered into a consulting agreement with Whetstone Consulting, through which our winemaker, Jamey Whetstone, does business, which agreement was subsequently amended on May 15, 2020, as amended and restated on March 16, 2021 and further amended and restated on April 13, 2022 (the “Whetstone Consulting Agreement”). The Whetstone Consulting Agreement was terminated in May 2023 upon the commencement of Mr. Whetstone’s employment with the Company. Ms. Whetstone resigned as a director of the Company on July 17, 2023.

Notes Live Transactions

Leases

Notes Live leases properties from a majority-owned subsidiary, Hospitality Income & Asset, LLC (“HIA”), which owns the land and buildings used by (and leased to) Bourbon Brothers Smokehouse and Tavern CS, LLC to operate Notes Live’s Colorado Springs Bourbon Brothers and Boot Barn Hall (Bourbon Brother Presents) venues. In regard to the BBST CO and BBP CO leases, the Chairman, CEO, and founder of Notes Live is also the founder and manager of HIA. The CFO and Secretary, and a director of Notes Live is also the Treasurer of HIA. The amounts paid by Notes Live to HIA for related-party rent transactions totaled $531,201 in 2023.

13141 Notes, LLC (“Notes”) is the restaurant operating entity, managing the Notes Bar. Notes in Colorado Springs leases its property from 13141 BP, LLC (“13141 BP). The Chairman and CEO of Notes Live is also the founder and manager of 13141 BP. Additionally, Notes Live owned 9.96% of 13141 BP, LLC’s issued and outstanding equity and sold its interest in 13141 BP, LLC to a third party on June 6, 2022, for $250,000. The amounts paid by Notes Live to 13141 BP, LLC under the lease totaled $218,748 in 2023.

Roth Industries

Notes Live owns 550,000 preferred units or 2.0% of Roth Industries, LLC. JW Roth, Notes Live’s Chairman and CEO and founder and a significant shareholder of Notes Live, is a the founder and Chairman of Roth Industries, LLC. Mitchell Roth, a director of Notes Live, is also the CEO and President of Roth Industries, LLC. Heather Atkinson, the CFO, Secretary, and a director of Notes Live, is also the Treasurer and a director of Roth Industries, LLC. Additionally, Robert Mudd, Notes Live’s President and Chief Operating Officer and Steve Cominsky, a director of Notes Live is also a member of Roth Industries.

Roth Industries, LLC is the parent company to Roth Premium Foods, LLC (“Roth Premium”), which is the counterparty to the Bourbon Brothers licensing agreement. Under that licensing agreement, Notes Live, the exclusive owner and title holder of the Bourbon Brothers brand, granted a license to Roth Premium to use the brand for grocery products in exchange for Roth Premium’s payment of a royalty. Notes Live shares the advertising expenses for the Bourbon Brothers brand with Roth Industries. Notes Live received funds totaling $132,500 from Roth Industries, LLC during the year ended December 31, 2023 for Roth’s licensing use of the Bourbon Brothers brand in grocery products since Notes Live holds the exclusive license to use the brand.

Interests in GA HIA, LLC

Robert Mudd, the Company’s President and Chief Operating Officer is a member of GA HIA, LLC (“GA HIA”), and JW Roth and Robert Mudd are GA HIA’s co-managers. GA HIA is a real estate holding company that owns 68% of the land and buildings on which the Company’s Bourbon Brothers Presents and Bourbon Brothers Smokehouse & Tavern venues in Georgia operate and is the landlord for those properties. GA HIA leases the property on which BBST GA operates the Bourbon Brothers Presents and Bourbon Brothers Smokehouse & Tavern venues in Georgia operate. For the first five years of the lease, BBST GA and BBP GA must pay GA HIA an annual base rent of $641,410 and $191,590, respectively. Every five years of the lease, the rent increases by 10%.

Guarantees

Notes Live and JW Roth guarantee Notes Live’s and its subsidiaries’ debt. In exchange for JW Roth personally guaranteeing certain of Notes Live’s bank debt and promissory notes, Notes Live pays JW Roth a personal guarantee fee of 1% of the loan value per year. In 2023, these payments totaled $109,794.

Policies for Approval of Related Party Transactions

Notes Live does not have a written policy regarding the review and approval of related person transactions. Nevertheless, with respect to such transactions, it has been the practice of the Notes Live board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, Notes Live’s best interests.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On January 25, 2024, Fresh Vine Wine, Inc., a Nevada corporation (“Fresh Vine”), FVW Merger Sub, Inc., a Colorado corporation and a wholly-owned subsidiary of Fresh Vine (“Merger Sub”), and Notes, Live, Inc., a Colorado corporation (“Notes Live”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

The notes to the unaudited pro forma condensed combined financial information describe the reclassifications and adjustments to the financial information presented.

The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial position that the Company would have reported had the acquisition been completed as of the dates presented and should not be taken as a representation of the Company’s future consolidated results of operation or financial position.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements also do not include any integration costs, cost overlap or estimated future transaction costs that the companies expect to incur as a result of the acquisition.

The historical financial information has been adjusted to give effect to events that are directly attributable to the Merger, factually supportable and expected to have a continuing impact on the results of the combined company. The adjustments that are included in the following unaudited pro forma condensed combined financial statements are described in Note 3 below, which includes the numbered notes that are marked in those financial statements.

NOTE 1 — BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma balance sheet and statement of operations for the periods presented, is based on the financial statements of the Company and Notes Live, Inc., after giving effect as if the reverse merger was consummated on January 25, 2024, and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

NOTE 2 — ACQUISITION

On January 25, 2024, Fresh Vine Wine, Inc., a Nevada corporation (“Fresh Vine”), FVW Merger Sub, Inc., a Colorado corporation and a wholly-owned subsidiary of Fresh Vine (“Merger Sub”), and Notes, Live, Inc., a Colorado corporation (“Notes Live”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

NOTE 3 — PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Company’s unaudited pro forma condensed combined financial information:

(1)    Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (i) each then outstanding share of Notes Live common stock (collectively, “Notes Live common stock”) (which comprises all of Notes Live’s outstanding capital stock) will be converted into the right to receive a number of shares of Fresh Vine common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (ii) each then outstanding warrant to purchase Notes Live common stock will be exchanged (or otherwise amended) for a warrant exercisable (at an exercise price adjusted to reflect to the Exchange Ratio) to acquire that number of shares of Fresh Vine common stock equal to the number of warrant shares multiplied by the Exchange Ratio, and (iii) any then outstanding Notes

Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the Merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the Exchange Ratio. Each share of Fresh Vine common stock and each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the Merger will remain outstanding in accordance with its terms and such shares of Fresh Vine common stock, options and warrants will be unaffected by the merger (subject adjustment based on the proposed Reverse Split described below).

The Exchange Ratio will be calculated using a formula intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company based on agreed upon relative valuations of Fresh Vine and Notes Live in which:

•        the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in a private offering of Notes Live securities being conducted by Notes Live as of the date of the Merger Agreement (the “Notes Live Financing”); and

•        the Fresh Vine Valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but not giving effect to the previously disclosed $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the subject transaction (the “Fresh Vine Equity Investment”)).

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

Pursuant to the Merger Agreement, the obligation of Notes Live to effect the Merger and otherwise consummate the transactions to be consummated at the closing of the Merger is subject to the satisfaction or waiver by Notes Live of a closing condition that Fresh Vine shall have effected a liquidation, spin out, distribution, or otherwise disposition of the Fresh Vine legacy assets and, in connection therewith, shall have caused any and all known obligations or liabilities associated with the assets or conduct of the Fresh Vine legacy business operations to be satisfied, or discontinued the Fresh Vine legacy business, in a manner reasonably acceptable to Notes Live. As a result, revenues and expenses historically associated with Fresh Vine’s business operations are not expected to recur following the Merger.

Unaudited Pro Forma Condensed Combined Balance Sheets
As of December 31, 2023

	Notes Live, Inc.	Fresh Vine Wine, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash	$20,201,104	$236,340	$—		$20,437,444
Restricted cash	—	100,000	—		100,000
Accounts receivable	—	172,101	—		172,101
Inventories	185,746	337,873	—		523,619
Prepaid expenses and other current assets	209,215	42,943	—		252,158
Total current assets	$20,596,065	$889,257	$—		$21,485,322
Other assets
Property and equipment, net	57,737,763	—	—		57,737,763
Intangible assets, net	277,995	—	—		277,995
Operating lease right-of-use assets, net	3,685,980	—	—		3,685,980
Investments in related parties	550,000	—	—		550,000
Equity investment	—	500,000	(500,000)	(1)	—
Security and other deposits	375,904	—	—		375,904
Total other assets	$62,627,642	$500,000	$(500,000)		$62,627,642
Total assets	$83,223,707	$1,389,257	$(500,000)		$84,112,964

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$2,565,460	$509,337	$—		3,074,797
Accrued expenses	698,369	810,723	—		1,509,092
Accrued expenses-related party	—	309,333	—		309,333
Accrued payroll and payroll taxes	331,457	—	—		331,457
Deferred revenue	764,081	3,407	—		767,488
Settlement payable	—	585,976	—		585,976
Current portion of operating lease liabilities	230,952	—	—		230,952
Current portion of long-term debt	325,245	—	—		325,245
Total current liabilities	$4,915,564	$2,218,776	$—		$7,134,340

Long-term portion of operating lease liabilities	3,646,385	—	—		3,646,385
Long-term licensing liability	1,500,000	—	—		1,500,000
Long-term debt, net of current portion	11,182,073	—	—		11,182,073
Total liabilities	$21,244,022	$2,218,776	$—		$23,462,798
Commitments and contingencies
Stockholders’ Equity
Class A common stock, $0.001 par – 5,000,000 authorized, 0 and 275,000 issued and outstanding at December 31, 2023 and at December 31, 2022*	—	—	—		—
Class B common stock, $0.001 par – 30,000,000 authorized, 1,959,445 issued and outstanding at December 31, 2023 and 18,297,555 issued and outstanding at December 31, 2022*	1,960	—	(1,960)	(1)	—
Class C common stock, $0.001 par – 50,000,000 authorized, 30,306,030 and 0 issued and outstanding at December 31, 2023 and at December 31, 2022*	30,306	—	(30,306)	(1)	—

Unaudited Pro Forma Condensed Combined Balance Sheets
As of December 31, 2023 — (continued)

	Notes Live, Inc.	Fresh Vine Wine, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Common stock, $0.001 par value – 100,000,000 shares authorized at December 31, 2023 and 2022; 15,976,227 and 12,732,257 shares issued and outstanding at December 31, 2023 and 2022, respectively	—	15,976	31,766	(1)	47,742
Preferred stock, $0.001 par – 5,000,000 authorized, none issued or outstanding	—
Series A convertible preferred stock; $0.001 par value – 25,000,000 shares authorized at December 31, 2023 and 2022; 10,000 and 0 shares issued and outstanding at December 31, 2023 and 2022, respectively	—	10	—		10
Additional paid-in capital	47,743,085	25,631,255	(499,500)		72,874,840
Accumulated deficit	(17,021,453)	(26,476,760)			(43,498,213)
	$30,753,898	$(829,519)	$(500,000)		$29,424,379
Treasury Stock, at cost – 76,245 and 0 shares at December 31, 2023 and December 31, 2022*	(76)	—			(76)
Total Notes Live, Inc. and subsidiaries equity	30,753,822	(829,519)	(500,000)		29,424,303
Non-controlling interest	31,225,863	—			31,225,863
Total stockholders’ equity	$61,979,685	$(829,519)	$(500,000)		$60,650,166
Total liabilities and stockholders’ equity	$83,223,707	$1,389,257	$(500,000)		$84,112,964

Unaudited Pro Forma Condensed Combined Income Statements
As of December 31, 2023

	Notes Live, Inc.	Fresh Vine Wine, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues
Restaurant and other revenue	$9,522,523	$—	$—		$9,522,523
Event center and other revenue	3,075,141	—	—		3,075,141
Wholesale revenue	—	1,328,382			1,328,382
Direct to consumer revenue	—	497,808	—		497,808
Total revenues	12,597,664	1,826,190	—		14,423,854
Cost of revenues	—	4,412,119	—		4,412,119
Gross profit (loss)	12,597,664	(2,585,929)	—		10,011,735

Operating costs
Food and beverage	2,216,359	—	—		2,216,359
Event center	1,072,909	—	—		1,072,909
Labor	3,667,095	—	—		3,667,095
Rent	815,233	—	—		815,233
Selling, general, and administrative expenses	—	6,322,184	—		6,322,184
Equity-based compensation	—	1,708,218	—		1,708,218
Operating expenses	14,081,000	—	—		14,081,000
Depreciation and amortization	1,877,236	—	—		1,877,236
Total operating costs	23,729,832	8,030,402	—		31,760,234

Loss from operations	$(11,132,168)	$(10,616,331)	$—		$(17,336,380)

Other income (expense), net
Interest expense	(331,674)	—	—		(331,674)
Interest income	20,152	—	—		20,152
(Loss) gain on sale of investments, net	(75,603)	—	—		(75,603)
Other income	132,500	1,296	—		133,796
Total other expense, net	$(254,625)	$1,296	$—		$(253,329)
Net loss	$(11,386,793)	$(10,615,035)	$—		$(17,589,709)
Net loss attributable to non-controlling interests	(862,320)	—	—		(862,320)
Preferred dividends	—	41,867	—		41,867
Net loss attributable to common shareholders	$(10,524,473)	$(10,656,902)	$—		$(16,769,256)
Weighted average shares outstanding
Basic	—	15,329,617	2,850,000	(1)	18,179,617
Diluted	—	15,329,617	2,850,000	(1)	18,179,617

Notes loss per share-basic	—	(0.69)	—	(1)	(0.92)
Notes loss per share-diluted	—	(0.69)	—	(1)	(0.92)
Weighted average number of shares of Class A common stock, outstanding, basic and diluted	136,301	—	—		—
Basic and diluted net income (loss) per share of Class A common stock	$(0.39)	—	—		—
Weighted average number of shares of Class B common stock, outstanding, basic and diluted	16,640,620	—	—		—
Basic and diluted net income (loss) per share of Class B common stock	$(0.39)	—	—		—
Weighted average number of shares of Class C common stock, outstanding, basic and diluted	10,106,179	—	—		—
Basic and diluted net income (loss) per share of Class C common stock	$(0.39)	—	—		—

DESCRIPTION OF FRESH VINE CAPITAL STOCK

The following description of Fresh Vine’s capital stock is intended as a summary only and is qualified in its entirety by reference to Fresh Vines’ articles of incorporation and bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part, as well as to the applicable provisions of the Nevada Revised Statutes. Under this “Description of Fresh Vine Capital Stock,” “we,” “us,” “our” “Fresh Vine Wine,” “Fresh Vine” and “our Company” refer to Fresh Vine Wine, Inc. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus. The following information does not give effect to the proposed reverse stock split described in Proposal No. 3 in this proxy statement/prospectus.

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, as well as to the applicable provisions of the Nevada Revised Statutes.

Authorized Capital Stock

Fresh Vine’s authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Voting rights.    Each share of Fresh Vine’s common stock is entitled to one vote on all stockholder matters. Shares of Fresh Vine’s common stock do not possess any cumulative voting rights. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of Fresh Vine’s capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the Nevada Revised Statutes, Fresh Vine’s articles of incorporation or bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividend rights.    Holders of common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the Fresh Vine board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any preferential or other rights of any outstanding preferred stock.

Liquidation rights.    Upon Fresh Vine’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other matters.    No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock. Holders of shares of Fresh Vine’s common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Fresh Vine’s board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Fresh Vine common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of Fresh Vine’s common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, Fresh Vine’s board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Fresh Vine’s common stock and the market value of Fresh Vine’s common stock.

Series A Convertible Preferred Stock.

On July 27, 2023, Fresh Vine filed with the Secretary of State of the State of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, par value $0.001 per share, or the Series A Convertible Preferred Stock, which was amended on August 1, 2023 prior to the issuance of any shares of Series A Convertible Preferred Stock by filing Amendment No. 1 thereto (as so amended, the “Series A Certificate”). The Series A Certificate designates 10,000 shares of Fresh Vine’s undesignated preferred stock as Series A Convertible Preferred Stock and establishes the rights and preferences of Series A Convertible Preferred Stock, as described below.

Stated Value.    Each share of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) will have a stated value of $100.00 (the “Stated Value”).

Rank.    Unless consented to by the holders of at least a majority of the outstanding Series A Preferred Shares, all shares of capital stock of Fresh Vine shall rank junior to Series A Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of Fresh Vine.

Liquidation Preference.    Upon any liquidation, dissolution or winding-up of Fresh Vine (a “Liquidation”), the holders of Series A Preferred Shares shall (i) first be entitled to receive out of the assets of Fresh Vine available for distribution to the stockholders an amount equal to 150% times the Stated Value for each share of Series A Convertible Preferred Stock before any distribution or payment shall be made to the holders of any junior securities and (ii) then be entitled to participate in the distribution of remaining assets with the holders of common stock on an as-if-converted to common stock basis (disregarding for such purposes any conversion limitations under the Series A Certificate).

Conversion, and Limitations.    Each share of Series A Convertible Preferred Stock shall be convertible at the option of the holder thereof into the number of shares common stock (“Series A Conversion Shares”) calculated by dividing the Stated Value by the Series A Conversion Price (the “Series A Conversion Ratio”)(subject to the limitations described below). For such purposes, the “Conversion Price” means $0.10. However, if Fresh Vine’s common stock fails to continue to be listed or quoted for trading on a stock exchange (currently, the NYSE American), then the “Series A Conversion Price” thereafter will mean the lesser of (i) $0.10, or (ii) the closing sale price of the Fresh Vine common stock on the trading day immediately preceding the conversion date; provided that the Series A Conversion Price shall not be less than $0.05 (the “Floor Price”). The Series A Conversion Price is subject to standard adjustments based stock splits, stock dividends, stock combinations and the like, and the Floor Price is also subject to anti-dilution adjustments resulting from future oﬀerings of common stock (or common stock equivalents) at a price less than the prevailing Series A Conversion Price.

The Series A Convertible Preferred Stock contains “blocker” provisions restricting the holders’ ability to exercise conversion rights if the issuance of Conversion Shares would result in such holder beneficially owning in excess of 4.99% of the Fresh Vine’s common stock. In addition, a Series A Convertible Preferred Stock holder’s ability to convert Series A Convertible Preferred Stock to common stock will be subject to an “Exchange Share Cap” and an “Individual Holder Share Cap.” Under the Exchange Share Cap, the total number of shares of Fresh Vine common stock issuable upon conversion of outstanding Series A Preferred Shares, when added to any previously issued Dividend Shares, may not exceed 3,179,269 shares, which represents 19.9% of the Fresh Vine’s issued and outstanding common stock immediately prior to the date on which Series A Preferred Shares were ﬁrst issued. Under the Individual Holder Share Cap, no holder of Series A Convertible Preferred Stock will have the right to acquire Fresh Vine common stock upon conversion of the Series A Convertible Preferred Stock if the issuance of shares of Fresh Vine common stock would result in converting holder beneﬁcially owning in excess of 19.9% of the number of shares of Fresh common stock outstanding immediately after giving eﬀect to the issuance. The Exchange Share Cap and the Individual Holder Share Cap will not apply if Fresh Vine obtains stockholder approval to issue the shares of Fresh Vine common stock exceeding the applicable cap as required by NYSE American LLC Company Guide Section 713.

Dividends.    Each holder of a Series A Preferred Share shall be entitled to receive dividends payable, subject to certain conditions, in cash (or in shares of Fresh Vine common stock (“Dividend Shares”) valued at either (i) the then applicable Series A Conversion Price (as defined below), or (ii) 50% of the then current Market Price of Fresh Vine’s common stock, at the dividend rate of 12% per annum. Accrued and unpaid Dividends shall be payable in cash commencing on July 31, 2024 and continuing each annual anniversary of such date until the conversion of the Series A Preferred Shares. With respect to such Dividends attributable to Series A Preferred Shares subject to conversion, such Dividends are to be included in the Conversion Amount (as defined below) subject to conversion hereunder. Notwithstanding the foregoing, Fresh Vine may not pay Dividends by issuing Dividend Shares if and to the extent that the issuance of such Dividend Shares, when added to all Series A Conversion Shares previously issued upon prior conversions of Series A Convertible Preferred Stock and previously issued Dividend Shares (if any), would exceed the Exchange Share Cap or result in a Fresh Vine Series A Convertible Preferred Stock holder beneficially owning shares of Fresh Vine common stock in excess of the Individual Holder Share Cap. The limitation on paying Dividends by issuing Dividend Shares will not apply if Fresh Vine obtains stockholder approval for issuances of Fresh Vine common stock in excess of the Exchange Share Cap and/or the Individual Holder Share Cap, as applicable, in each case as required by the NYSE American LLC Company Guide.

Redemption.    Fresh Vine may redeem (i) up to 75% of the issued and outstanding Series A Preferred Shares for a price per share equal to 150% of the Stated Value thereof if such redemption occurs within six months from the date of issuance, and (ii) up to 50% of the issued and outstanding Series A Preferred Shares for a price per share equal to 200% of the Stated Value thereof if such redemption occurs after six months but before the expiration of twelve months from the date of issuance.

Voting.    The Series A Preferred Shares will vote with the common stock as a single class on all matters submitted to a vote of stockholders of Fresh Vine other than any proposal to approve the issuance of shares of common stock in excess of the Exchange Share Cap or the Individual Holder Share Cap applicable to the Series A Convertible Preferred Stock. The Series A Preferred Shares will vote on an as-converted to common stock basis, taking into account the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap, if and as applicable; however, solely for purposes of determining voting rights, the Series A Conversion Price shall be equal to the most recent closing sale price of the Fresh Vine common stock as of the execution and delivery of the Securities Purchase Agreement, which was $0.47.

The foregoing description of the Series A Certificate is qualified in its entirety by reference to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock and Amendment No. 1 thereto, which are filed as Exhibits 3.3 and 3.4, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part, which are incorporated herein by reference.

Series B Convertible Preferred Stock.

On March 14, 2024, Fresh Vine Wine, Inc. (the “Company”) filed with the Secretary of State of the State of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Stock”)(the “Series B Certificate”). The Series B Certificate designates 50,000 shares of the Company’s undesignated preferred stock as Series B Convertible Preferred Stock and establishes the rights and preferences of Series B Convertible Preferred Stock, as described below. Fresh Vine’s board of directors has approved the issuance and sale of up to 20,000 shares of Series B Convertible Preferred Stock for a purchase price equal to $100.00 per share. As of March 28, 2024, Fresh has received subscriptions from accredited investors for the purchase of a total of 940 shares of Fresh Vine’s Series B Convertible Preferred Stock. The total number of shares of Series B Convertible Preferred Stock that Fresh Vine will issue and sell has not been finally determined.

Stated Value.    Each share of Series B Convertible Preferred Stock (the “Series B Preferred Shares”) will have a stated value of $100.00 (the “Stated Value”).

Rank; Liquidation Preference.    Upon any liquidation, dissolution or winding-up of the Company (a “Liquidation”), after the satisfaction in full of the debts of the Company and payment of the liquidation preference to any class or series of capital stock of the Company that ranks senior to the Series B Convertible Preferred Stock in liquidation preference, the holders of Series B Convertible Preferred Stock shall be entitled to be paid, on a pari passu basis with the payment of the liquidation preference afforded to holders of the Company’s Series A Convertible Preferred Stock and any other class or series of capital stock of the Company that expressly ranks pari passu with the Series B Convertible Preferred Stock in liquidation preference (“Parity Securities”), for each share of Series B Convertible Preferred Stock held thereby, out of (but only to the extent) the assets of the Company are legally available for distribution to its stockholders, an amount equal to 150% times the Stated Value, plus any accrued but unpaid dividends, before any distribution or payment shall be made to the holders of Common Stock and any other class or series of capital stock of the Company other than those securities which are explicitly senior or pari passu to the liquidation preference of the Series B Convertible Preferred Stock (“Junior Securities”). If the assets of the Company available for distribution to holders of Series B Convertible Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case and of any liquidation preference afforded to holders of any Parity Securities, then all of the assets available for distribution to holders of the Series B Convertible Preferred Stock and the Parity Securities shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

After the holders of all shares of Series B Convertible Preferred Stock shall have been paid in full the amounts to which they are entitled, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder on an as-if-converted to common stock basis (disregarding for such purposes any conversion limitations under the Series B Certificate).

Conversion, and Limitations.    Each share of Series B Convertible Preferred Stock shall be convertible at the option of the holder thereof into the number of shares common stock (“Series B Conversion Shares”) calculated by dividing the Stated Value by the Series B Conversion Price (the “Series B Conversion Ratio”)(subject to the limitations described below). For such purposes, the “Series B Conversion Price” means $0.45. However, if the Company’s common stock fails to continue to be listed or quoted for trading on a stock exchange (currently, the NYSE American), then the “Series B Conversion Price” thereafter will mean the lesser of (i) $0.45, or (ii) the closing sale price of the common stock on the trading day immediately preceding the conversion date; provided that the Series B Conversion Price shall not be less than $0.05 (the “Floor Price”). The Series B Conversion Price is subject to standard adjustments based stock splits, stock dividends, stock combinations and the like, and the Floor Price is also subject to anti-dilution adjustments resulting from future oﬀerings of common stock (or common stock equivalents) at a price less than the prevailing Floor Price.

The Series B Convertible Preferred Stock contains “blocker” provisions restricting the holders’ ability to exercise conversion rights if the issuance of Conversion Shares would result in such holder beneficially owning in excess of 4.99% of the Company’s common stock. In addition, a Series B Convertible Preferred Stock holder’s ability to convert Series B Convertible Preferred Stock to common stock will be subject to an “Exchange Share Cap” and an “Individual Holder Share Cap.” Under the Exchange Share Cap, the total number of shares of common stock issuable upon conversion of outstanding Series B Convertible Preferred Stock may not exceed 19.9% of the Company’s issued and outstanding common stock immediately prior to the date on which shares of Series B Convertible Preferred Stock are ﬁrst issued. Under the Individual Holder Share Cap, no holder of Series B Convertible Preferred Stock will have the right to acquire common stock upon conversion of the Series B Convertible Preferred Stock if the issuance of shares of common stock would result in converting holder beneﬁcially owning in excess of 19.9% of the number of shares of common stock outstanding immediately after giving eﬀect to the issuance. The Exchange Share Cap and the Individual Holder Share Cap will not apply if the Company obtains stockholder approval to issue the shares of common stock exceeding the applicable cap as required by NYSE American LLC Company Guide Section 713.

Dividends.    Except for stock dividends or distributions for which adjustments are to be made pursuant to antidilution provisions of the Series B Certificate, holders of Series B Convertible Preferred Stock shall be entitled to receive dividends on shares of Series B Convertible Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock.

Redemption.    The Company may redeem (i) up to 75% of the issued and outstanding Series B Preferred Shares for a price per share equal to 150% of the Stated Value thereof if such redemption occurs within six months from the date of issuance, and (ii) up to 50% of the issued and outstanding Series B Preferred Shares for a price per share equal to 200% of the Stated Value thereof if such redemption occurs after six months but before the expiration of twelve months from the date of issuance.

Voting.    The Series B Convertible Preferred Stock will vote with the common stock and the Series A Convertible Preferred Stock as a single class on all matters submitted to a vote of stockholders of the Company other than any proposal to approve the issuance of shares of common stock upon the conversion of Series B Convertible Preferred Stock in excess of the Exchange Share Cap or the Individual Holder Share Cap. The shares of Series B Convertible Preferred Stock will vote on an as-converted to common stock basis, taking into account the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap, if and as applicable; however, solely for purposes of determining voting rights, the Conversion Price shall be equal to the most recent closing sale price of the Fresh Vine common stock as of the execution and delivery of the securities purchase agreement or other subscription or similar agreement pursuant to which such share of Series B Stock was issued by Fresh Vine.

The foregoing description of the Series B Certificate is qualified in its entirety by reference to the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, which is filed as Exhibit 3.5 to the registration statement on Form S-4 of which this proxy statement/prospectus is a part, which is incorporated herein by reference.

Anti-takeover Effects of our Charter Documents and under Nevada Law

Our Articles of Incorporation and Bylaws

Our articles of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

•        No cumulative voting.    The Nevada Revised Statutes provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the articles of incorporation specifically authorizes cumulative voting. Our articles of incorporation do not authorize cumulative voting. As such, the combination of the present concentration of share ownership within a few stockholders and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of us by replacing our board of directors.

•        Advance notice procedures.    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may dis-courage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

•        Actions by written consent; special meetings of stockholders.    Our articles of incorporation provide that stockholder action can be taken only at an annual or special meeting of stockholders, or by written consent in lieu of a meeting. Our bylaws also provide that special meetings of the stockholders can only be called by the chairman of the board of directors, the chief executive officer, the president, or in their absence or disability, by any vice president, or by the board of directors (by action of a majority of the directors).

•        Authorized but unissued shares.    Our authorized but unissued shares of common and preferred stock will be available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects under Nevada Law

Some features of the Nevada Revised Statutes, which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

Acquisition of Controlling Interest

The Nevada Revised Statutes contain provisions governing acquisition of controlling interest of a Nevada corporation. These provisions provide generally that any person or entity that acquires a certain percentage of the outstanding voting shares of a Nevada corporation may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of the corporation, excluding shares as to which any of such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. These provisions apply whenever a person or entity acquires shares that, but for the operation of these provisions, would bring voting power of such person or entity in the election of directors within any of the following three ranges:

•        20% or more but less than 33-1/3%;

•        33-1/3% or more but less than or equal to 50%; or

•        more than 50%.

The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from these provisions through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation do not exempt our common stock from these provisions. On January 25, 2024, Fresh Vine’s board of directors adopted an amendment to its bylaws that inserted a new Article XI that states that the “Acquisition of Controlling Interest” statutes set forth in Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes shall not apply to any “acquisition” of a “controlling interest” (as each term is defined therein) in Fresh Vine resulting from the Merger Agreement, including without limitation the acquisition of shares of Fresh Vine capital stock issued in the Merger or the acquisition of shares of Fresh Vine capital stock pursuant to the documents, instruments and arrangements contemplated by the Merger Agreement or upon the consummation of any transactions contemplated thereby, including without limitation any deemed acquisition of Fresh Vine capital stock by parties to the voting and support agreements by reason of entering into such voting and support agreements, and the acquisition of Fresh Vine common stock upon conversion or exchange of Fresh Vine Preferred Stock (which conversion or exchange is a condition to the closing of the transactions contemplated by the Merger Agreement).

These provisions are applicable only to a Nevada corporation, which:

•        has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation; and

•        does business in Nevada directly or through an affiliated corporation.

To the extent that these provisions apply to us, they may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

Combination with Interested Stockholders

The Nevada Revised Statutes contain provisions governing combination of a Nevada corporation that has 200 or more stockholders of record with an interested stockholder. To the extent that these provisions apply to us, they may have the effect of delaying or making it more difficult to effect a change in control of our company.

A corporation affected by these provisions may not engage in a combination within three years after the interested stockholder acquires his, her or its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. Generally, if approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors before the person became an interested stockholder or a majority of the voting power held by disinterested stockholders, or if the consideration to be received per share by disinterested stockholders is at least equal to the highest of:

•        The highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or within three years immediately before, or in, the transaction in which he, she or it became an interested stockholder, whichever is higher;

•        the market value per share on the date of announcement of the combination or the date the person became an interested stockholder, whichever is higher; or

•        if higher for the holders of preferred stock, the highest liquidation value of the preferred stock, if any.

Generally, these provisions define an interested stockholder as a person who is the beneficial owner, directly or indirectly of 10% or more of the voting power of the outstanding voting shares of a corporation. Generally, these provisions define combination to include any merger or consolidation with an interested stockholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an interested stockholder of assets of the corporation:

•        having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation;

•        having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or

•        representing 10% or more of the earning power or net income of the corporation.

In connection with approving entry into the Merger Agreement, the Fresh Vine board of directors approved resolutions (i) approving, for purposes of NRS 78.438, the Merger Agreement and each of the documents contemplated therein that were to be executed and delivered by Fresh Vine upon entry into the Merger Agreement, and the transactions contemplated by the Merger Agreement, which may result in persons becoming “interested stockholders” (as such term is defined in NRS 78.423); and (ii) in accordance with NRS 78.438, making inapplicable the restrictions on “combinations” with “interested stockholders” under NRS 78.411 to 78.444, inclusive, to any combination with an interested stockholder that becomes an interested stockholder due to acquiring beneficial ownership of shares of Fresh Vine capital stock as a result of the transactions contemplated by the Merger Agreement.

Removal of Directors

The Nevada Revised Statutes provides that a director may be removed from office only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. As such, it may be more difficult for stockholders to remove directors due to the fact the Nevada Revised Statutes requires greater than majority approval of the stockholders for such removal.

Exclusive Forum Selection

Under Fresh Vine’s bylaws, and unless Fresh Vine consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if that court does not have jurisdiction, the federal district court for the District of Nevada or other state courts of the State of Nevada) shall, to the fullest extent permitted by law, be the exclusive forums for (a) any derivative action or proceeding brought in the name or right of Fresh Vine or on Fresh Vine’s behalf, (b) any action asserting or based upon a claim of breach of any duty owed by any director, officer, employee or agent of Fresh Vine to Fresh Vine or to Fresh Vine’s stockholders, (c) any action or assertion of a claim arising pursuant to any provision of Chapter 78 or Chapter 92A of the Nevada Revised

Statutes or Fresh Vine’s articles of incorporation or bylaws, (d) any action to interpret, apply, enforce or determine the validity of Fresh Vine’s articles of incorporation or bylaws or (e) any action asserting a claim against Fresh Vine governed by the internal affairs doctrine.

Notwithstanding the foregoing, our bylaws provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Although we believe this provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits to which it applies, a court may determine that this provision is inapplicable (including as a result of the above exclusions) or unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Corporate Opportunities

Our articles of incorporation provide that we renounce any interest or expectancy in the business opportunities of Nechio & Novak, LLC and of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Limitations on Liability and Indemnification of Directors and Officers

Nevada law permits a company to indemnify its directors and officers, except for any act of dishonesty. Fresh Vine has provided in its articles of incorporation and bylaws for the indemnification of its officers and directors against expenses, judgments, fines and amounts paid in settlement actually and reasonably necessarily incurred in connection with the defense of any action, suit or proceeding in which they are a party by reason of their status as an officer or director, provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Fresh Vine and, with respect to any criminal action or proceeding, without reasonable cause to believe their conduct was unlawful. We have also entered into customary indemnification agreements with each of our directors and officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Fresh Vine’s articles of incorporation limit or eliminate the personal liability of its officers and directors for damages resulting from breaches of their fiduciary duty for acts or omissions, except for damages resulting from acts or omissions which involve intentional misconduct, fraud, a knowing violation of law, or the inappropriate payment of dividends in violation of Nevada Revised Statutes.

The above discussion of our articles of incorporation, bylaws and Nevada law is not intended to be exhaustive and is respectively qualified in its entirety by such articles of incorporation, bylaws and applicable Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE American under the symbol “VINE” and began trading on December 14, 2021. Prior to that date, there was no public trading market for our common stock.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Notes Live is a Colorado corporation, and the rights of Notes Live shareholders are governed by the Colorado Business Corporations Act (the “CBCA”) and the articles of incorporation and bylaws of Notes Live (the “Existing Organizational Documents”). Fresh Vine is a Nevada corporation, and the rights of Fresh Vine stockholders are and will continue to be governed by the Nevada Revised Statutes (the “NRS”) and the articles of incorporation and bylaws of Fresh Vine.

If the Merger is completed, shares of Notes Live common stock (“Notes Live Common Shares”) and warrants or convertible promissory notes to purchase Notes Live Common Shares will be exchanged for shares of Fresh Vine common stock (“Fresh Vine Common Shares”) and warrants or convertible promissory notes to purchase Fresh Vine Common Shares, as adjusted in accordance with the Exchange Ratio. The holders of Notes Live securities will become stockholders of Fresh Vine, which will change its name to “Notes Live Holding Corp.” upon the effectiveness of the Merger, and their rights will be governed by the Fresh Vine bylaws, the Fresh Vine articles of incorporation, as may be further amended by Proposal Nos. 2 and 3 if approved by the Fresh Vine stockholders at the special meeting (as amended, together with the Fresh Vine bylaws, the “Amended Organizational Documents”).

The table below summarizes material differences between the current rights of Notes Live shareholders under Colorado law and Notes Live’s Existing Organizational Documents and the rights of Fresh Vine stockholders upon the effectiveness of the Merger under Nevada law and the Amended Organizational Documents, as in effect immediately following the Merger.

While Notes Live and Fresh Vine believe that the table below accurately summarizes the material differences between the rights of their respective stockholders, the table does not purport to be a complete statement of the provisions affecting, and the differences between, the rights of Notes Live shareholders prior to the Merger and the rights of Fresh Vine stockholders after the Merger. You should carefully read the entire proxy statement/prospectus, the Amended Organizational Documents of Fresh Vine, and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between those rights.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Authorized Capital Stock

Notes Live’s articles of incorporation, as amended, authorize 150,000,000 shares of all classes of Notes Live’s stock to be issued, of which:

•   5,000,000 shares are denominated “Class A Voting Common Stock”;

•   30,000,000 shares are denominated “Class B Non-Voting Common Stock”;

•   50,000,000 shares are denominated “Class C Voting Common Stock”;

•   60,000,000 shares are denominated “Class D Voting Common Stock”; and

•   5,000,000 shares are denominated “Preferred Stock.”

Fresh Vine’s articles of incorporation authorize 125,000,000 shares of all classes of Fresh Vine stock to be issued, of which:

•   100,000,000 shares are Common Stock; and

•   25,000,000 shares are designated as Preferred Stock, of which 10,000 shares are designated as “Series A Convertible Preferred Stock,” and 50,000 of which are designated as “Series B Convertible Preferred Stock.”

Upon consummation of the Merger, Fresh Vine expects to have [•] Fresh Vine Common Shares outstanding, consisting of the [•] Fresh Vine Common Shares held by current Fresh Vine stockholders prior to the Merger (after effecting the conversion of Fresh Vine Preferred Stock into Fresh Vine common stock and after effecting the [•]-to-one reverse stock split) and the [•] Fresh Vine Common Shares that will be issued to Notes Live shareholders upon the conversion of the [•] Notes Live Common Shares they own prior to the Merger.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Voting Rights Per Share

Pursuant to the Notes Live articles of incorporation:

•   Each holder of Class A Voting Common Stock is entitled to 250 votes per share of Class A Voting Common Stock held.

•   Each holder of Class C Voting Common Stock is entitled to one vote per share of Class C Voting Common Stock held.

•   Each holder of Class D Voting Common Stock is entitled to one vote per share of Class D Voting Common Stock held.

•   Except as required by law, holders of Class B Non-Voting Common Stock have no voting power.

•   Holders of Preferred Stock would have the voting rights established by Notes Live’s Board of Directors in accordance with the CBCA.

Pursuant to the Fresh Vine bylaws, each holder of Fresh Vine Common Stock is entitled to one vote per Fresh Vine Common Share held on all stockholder matters. Although the holders of Fresh Vine Preferred Stock (the “Fresh Vine Preferred Holders”) vote with the holders of Fresh Vine common stock as a single class on all matters submitted to a vote of the stockholders, the fresh Vine Preferred Holders have agreed to convert their Fresh Vine Preferred Stock shares into Fresh Vine Common Shares upon the closing of the Merger, subject to Fresh Vine’s stockholders approving the issuance of common stock upon such conversion in excess of the existing “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided in the applicable Certificate of Designation of the Fresh Vine Preferred Stock.

Split Voting

The Notes Live bylaws provide that any holder of Notes Live shares entitled to vote on any matter other than elections to office may either vote part of the shares in favor of the proposal and refrain from voting the remaining shares or may vote all of the shares against the proposal. If the shareholder fails to specify the number of shares being affirmatively voted, it will be presumed that the shareholder’s approving vote is with respect to all shares the shareholder is entitled to vote.

Fresh Vine’s bylaws and articles of incorporation do not authorize stockholders to split their votes on matters submitted to a vote of the stockholders.
Cumulative Voting

The Notes Live Articles of Incorporation and bylaws do not expressly prohibit cumulative voting for director elections. Under the CBCA at each election for directors, every shareholder may be deemed entitled to vote at such election has the right to cumulate votes by multiplying the number of votes the shareholder is entitled to cast by the number of directors for whom the shareholder is entitled to vote and casting the product for a single candidate or distributing the product among two or more candidates.

Cumulative voting is not permitted for Fresh Vine stockholders. Under Nevada law, stockholders are not entitled to cumulative voting rights unless a corporation’s certificate of incorporation authorizes such rights. Fresh Vine’s articles of incorporation do not authorize cumulative voting rights for stockholders. The inability for stockholders to cumulate votes and the large concentration of ownership of Fresh Vine Common Shares by a few Fresh Vine stockholders make it more difficult for other stockholders to replace the Board and deter third parties from taking control of Fresh Vine by replacing the Board.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Lock-Up and Leak-Out Agreements

Notes Live has entered into agreements with certain of its shareholders that impose contractual limitations and restrictions on the amount and timing by which the shareholders may sell, transfer, or otherwise dispose of their Notes Live Common Shares (“Leak-Out Agreements”). As a condition to the closing of the Merger, with respect to any Leak-Out Agreements that were in effect as of the date of the Merger Agreement or that are entered into between the date of the Merger Agreement and the closing of the Merger, Notes Live must cause the leak-out restrictions from such Leak-Out Agreements to apply to or be binding upon the Fresh Vine Common Shares that will be issued to Notes Live shareholders in the Merger.

Concurrently with the execution of the Merger Agreement, certain officers, directors, and stockholders of Fresh Vine (solely in their respective capacities as stockholders) entered into lock-up agreements, pursuant to which, subject to specified exceptions, they have agreed not to transfer 95% of their shares of Fresh Vine common stock for periods ranging from six months to one-year following the closing of the Merger.

Number of Directors	The Board determines the number of directors and is not subject to any constraints regarding a minimum or maximum number of directors. There are currently seven directors on the Notes Live Board.

The number of directors is fixed by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director. Following the Merger, the Fresh Vine Board will consist of the seven directors that currently make up the Notes Live Board, as designated by Notes Live.

Election or Appointment of Directors

Directors are elected by plurality voting, meaning the candidates with the highest number of votes cast in favor of their election are elected to the Board. Director elections are subject to shareholders’ cumulative voting rights.

The election of directors is determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote. Unlike in Notes Live director elections, however, elections of Fresh Vine directors are not subject to stockholders’ cumulative voting rights.

Resignation and Removal of Directors

The bylaws provide that any director on the Notes Live board may resign effective upon giving written notice to Notes Live’s Board, chairman, or secretary. Subject to the CBCA, any director may be removed at any time (i) with or without cause by the shareholders of Notes Live at a special meeting called for such purpose, or (ii) with cause by action of the Board.

A director may resign at any time by delivering a written resignation to the chief executive officer, the president, a vice president, the secretary or assistant secretary, if any. The resignation will become effective upon delivery unless otherwise stated therein. Subject to any rights of the holders of Fresh Vine preferred stock, and except as otherwise provided in the NRS, any director, or the entire board of directors, may be removed from office by a vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote at an annual or special meeting of the stockholders duly noticed and called in accordance with Fresh Vine’s bylaws.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Vacancies on the Board	The Notes Live bylaws provide that vacancies on the Board will be filled by Board appointment, but Notes Live shareholders can elect a director at any time to fill a vacancy not filled by the Board.

Vacancies on the Board may be filled only by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director. While a vacancy on the Board exists, the remaining directors may exercise the powers of the full Board until the vacancy is filled. Fresh Vine stockholders are not authorized to fill a vacancy.

Special Meetings of the Board

Special meetings of the Board may be held at any time or place whenever called by the chairman of the Board, the vice chairman of the Board (if any), or any two directors. Directors must be given five days’ notice prior to a special meeting.

Special meetings of the Board may be called by or at the request of the chairman of the Board, the chief executive officer, the president, or any two directors. Prior to a special meeting, directors must be given at least 24 hours’ notice if notice is delivered by phone or in person or at least four days’ notice if notice is delivered by mail.

Special Meetings of Shareholders	The bylaws provide that special meetings of shareholders may be called at any time by the Notes Live Board or by shareholders entitled to cast at least 25% of the votes at the meeting.

Special meetings of the stockholders may be called at any time by the chairman of the Board, the chief executive officer, the president, or in their absence or disability, by any vice president, or by the Board (by action of a majority of the directors). No business can be acted upon at a special meeting of stockholders except as set forth in the notice of the special meeting.

Quorum at Board Meetings	Pursuant to the Notes Live bylaws, half of the authorized number of directors on Notes Live’s Board constitutes a quorum for purposes of transacting business at any meeting of the Board.	Pursuant to the Fresh Vine bylaws, a majority of the number of directors then in office constitutes a quorum for the transaction of business at any meeting of the board.
Quorum at Shareholder Meetings	Pursuant to the Notes Live bylaws, one-third of the Notes Live shares entitled to vote, represented in person or by proxy, constitute a quorum at all shareholders’ meetings.

Pursuant to the Fresh Vine bylaws, a majority of the shares of each class of Fresh Vine stock, and series of each class, to the extent applicable (unless more than one class and or series votes as a class, in which case, a majority of the shares voting as a class), of stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitute a quorum at all stockholders’ meetings, except as otherwise provided by statute or by Fresh Vine’s articles of incorporation.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Declaration and Payment of Dividends

The Board may from time to time declare, and Notes Live may pay, dividends on Notes Live’s outstanding shares in the manner and upon the terms and conditions provided by Notes Live’s articles of incorporation and the CBCA.

Holders of Fresh Vine preferred stock accrue dividends at the rate of 12% per annum that are payable in cash or in Fresh Vine Common Shares, valued at either (i) the then-applicable conversion price, or (ii) 50% of the then-current market price of Fresh Vine’s common stock, whichever is less, commencing on July 31, 2024. Holders of Fresh Vine common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any preferential or other rights of any outstanding preferred stock.

To date, Fresh Vine has never declared or paid any cash dividends on the Fresh Vine common stock and does not anticipate paying cash dividends on the Fresh Vine common stock for the foreseeable future. However, following the Merger, the then-current Board (consisting of Notes Live’s current seven directors) will determine in its sole discretion whether to pay dividends.

Limitation of Liability of Directors and Officers

Pursuant to the Notes Live articles of incorporation, and subject to the CBCA, a director of Notes Live will not be liable to Notes Live or its shareholders for Notes Live’s debts, liabilities, or obligations or for monetary damages resulting from a breach of the director’s fiduciary duties unless the liability and damages results from an act or omission that constitutes a breach of the director’s duty of loyalty, is not taken in good faith or involves intentional misconduct or a knowing violation of law, is specified in Section 7-108-403 of the CBCA, or involves a transaction from which the director directly or indirectly derives an improper personal benefit.

Notes Live’s bylaws provide that no person will be liable to Notes Live or its shareholders for any loss, damage, liability, or expense suffered by Notes Live on account of any act or omission of such person as a director or officer of Notes Live or of any “Other Enterprise” for which the person serves as a director or officer at the Board’s request if such person (i) exercised the same degree

The Fresh Vine articles of incorporation, together with Chapter 78 of the NRS, limit or eliminate the personal liability of Fresh Vine’s directors and officers to Fresh Vine, its stockholders, or its creditors for damages resulting from acts or omissions that constitute a breach of the fiduciary duties of directors and officers, except for damages resulting from acts or omissions that constitute a breach of fiduciary duty involving intentional misconduct, fraud, a knowing violation of law, or the inappropriate payment of dividends in violation of the NRS.

The NRS does not specifically address or protect officers and directors of Nevada corporations from having personal liability for injuries to person or property arising out of a tort committed by an employee of the corporation.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)

of care and skill as a prudent person would have exercised in the person’s circumstances, or (ii) took or omitted to take such action in reliance on the advice of Notes Live’s counsel or upon statements made or information furnished by directors, officers employees, or agents of Notes Live, or of such Other Enterprise, which the person had no reasonable grounds to disbelieve.

The CBCA further protects directors or officers from being personally liable for any injury to person or property arising out of a tort committed by an employee of Notes Live unless such director or officer was personally involved in the situation giving rise to the litigation or unless such director or officer committed a criminal offense in connection with such situation.

Indemnification of Directors and Officers

Notes Live’s bylaws require Notes Live to indemnify any person who is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding by or in the right of Notes Live to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of Notes Live or is or was serving at Notes Live’s request as a director or officer of any Other Enterprise against all expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit, or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Notes Live; provided, however, that no indemnification will be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable to Notes Live unless and only to the extent that the court in which the action, suit, or proceeding was brought determines that the person, despite being the adjudication of liability, is fairly and reasonably entitled to indemnity for such expenses as the court deems proper in light of all of the circumstances of the case.

Prior to indemnifying any officer or director pursuant to Sections 7.2, 7.3, or 7.4 of the bylaws, a determination must be made that such officer or director meets one of the standards of

Fresh Vine’s articles of incorporation and bylaws provide for the indemnification of each officer and director against expenses, judgments, fines, and amounts paid in settlement that were actually and reasonably necessarily incurred in connection with the defense of any action, suit, or proceeding in which the officer or director is a party by reason of their status as an officer or director, provided the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Fresh Vine and, with respect to any criminal action or proceeding, without reasonable cause to believe the conduct of the officer or director was unlawful.

In connection with the Merger, Fresh Vine will enter into customary indemnification agreements with each of its directors and officers (all of whom will have been by designated by Notes Live). The indemnification agreements will provide the officers and directors with customary indemnification in connection with their service to or on behalf of Fresh Vine. Commencing on the closing of the Merger, Fresh Vine will also maintain officers’ and directors’ liability insurance that insures against liabilities that its officers and directors may incur in such capacities with coverage limits customary for U.S. public companies similarly situated to Fresh Vine.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)

conduct specified in the bylaws that entitles a person to be indemnified. Such determination must be made: (1) by a majority vote of the directors who were not parties to the relevant action, suit, or proceeding, even if less than a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even if less than a quorum; (3) if there are no such directors, or if so directed by such directors, by independent legal counsel in a written opinion; or (4) by the Notes Live shareholders.

To the extent that Fresh Vine may permit directors to be indemnified for liabilities arising under the Securities Act, the SEC has advised that in its opinion, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Advancement of Expenses

Expenses actually and reasonably incurred by a person who may be entitled to indemnification under the bylaws in defending an action, suit, or proceeding will be paid by Notes Live in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by Notes Live. No expenses will be advanced to a person by Notes Live if a reasonable and prompt determination is made that (1) the person acted in bad faith and in a manner that the person did not believe to be in or not opposed to the best interests of Notes Live, (2) with respect to any criminal proceeding, the person believed or had reasonable cause to believe that such person’s conduct was unlawful, or (3) the person intentionally breached such person’s duty to Notes Live or its shareholders.

To the fullest extent permitted by the NRS, Fresh Vine will indemnify and advance expenses of its officers or directors.

Pursuant to Fresh Vine’s customary indemnification agreements, Fresh Vine will advance all expenses incurred by the indemnitee. Expenses will be advanced as soon as practicable but within 30 days after the indemnitee makes a written demand to Fresh Vine. The indemnitee must repay Fresh Vine all amounts advanced by Fresh Vine to the indemnitee upon the ultimate determination by a court of competent jurisdiction that the indemnitee is not entitled to indemnification under the indemnification agreement.

Preemptive Rights	Shareholders of Notes Live do not have preemptive or preferential rights to acquire any shares or securities of Notes Live.	Stockholders of Fresh Vine do not have any preemptive rights to purchase additional shares of common stock.
Corporate Opportunities

Notes Live’s Existing Organizational Documents do not address corporate opportunities, but under Colorado law, the fiduciary duties owed by directors and officers to a corporation and its shareholders generally prohibit the directors and officers from competing against the corporation or usurping corporate opportunities.

Fresh Vine’s articles of incorporation provide that Fresh Vine may renounce any interest or expectancy in the business opportunities of Nechio & Novak FV, LLC and of its successors, transferees, officers, directors, agents, stockholders, members, partners, affiliates, and subsidiaries and each such party shall not have any obligation to offer Fresh Vine those opportunities unless presented to one of Fresh Vine’s directors or officers in his or her capacity as a director or officer.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Interested Directors of Officers

The Existing Organizational Documents of Notes Live do not address interested contracts or transactions involving Notes Live and its directors of officers. However, the CBCA provides that “conflicting interest transactions” is not void or voidable, will not be enjoined or set aside, and does not give rise to an award of damages or sanctions in a proceeding by a shareholder or by or in the right of the corporation, solely because it is a conflicting interest transaction or because the director is present at or participates in the meeting of the corporation’s board of directors or of the committee of the board of directors that authorizes, approves, or ratifies the conflicting interest transaction or because the director’s vote is counted for that purpose if one of the following conditions are met:

(1)    The Board or a committee thereof knows the material facts as to the director’s relationship or interest and as to the conflicting interest transaction and in good faith authorizes, approves, or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

(2)    The material facts as to the director’s relationship or interest and as to the conflicting interest transaction are disclosed to or known by the shareholders entitled to vote on the conflicting interest transaction know of, and (i) the conflicting interest transaction is specifically authorized, approved, or ratified by a vote of the disinterested shareholders in which the votes cast in favor of authorizing, approving, or ratifying the conflicting interest transaction exceed the votes cast in opposition; or (ii) if the articles of incorporation provide for voting on the matter by the disinterested shareholders in two or more voting groups, the conflicting interest transaction is specifically authorized, approved, or ratified by a vote of each voting

The Fresh Vine articles of incorporation permit interested transactions if certain conditions are met, which are similar to the conditions imposed by the CBCA except that (i) under the Fresh Vine articles of incorporation, the approval of the interested transaction by directors or stockholders must be made in good faith, and (ii) the Fresh Vine articles of incorporation do not address approval of the interested transaction by voting groups of shareholders. Under the Fresh Vine articles of incorporation, contracts or transactions between Fresh Vine and an officer or director of Notes Live, or between Fresh Vine and any entity that one or more of Fresh Vine’s directors or officers have a financial interest in or serve as directors or officers for, will not be void or voidable solely for that reason, solely because the director or officer is present at or participates in the Board or committee meeting at which the contract or transaction is authorized, or solely because the officer or director votes to approve the contract or transaction, if one of the following conditions are met:

(1)    The Board or a committee thereof knows of the relationship or interest of the director or officer as to the contract or transaction and in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

(2)    The stockholders entitled to vote on the approval of the contract or transaction know of the relationship or interest of the director or officer as to the contract or transaction, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3)    The contract or transaction is fair as to the corporation as of the time it is authorized, approved, or ratified by the Board, a committee thereof, or the stockholders.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)

         group in which the votes cast within the voting group in favor of authorizing, approving, or ratifying the conflicting interest transaction exceed the votes cast within the voting group in opposition; or

(3)    The conflicting interest transaction is fair as to the corporation.

Inspection of Books and Records

Subject to the CBCA, each Notes Live director has the right at any reasonable time to inspect any books, records, documents, or physical properties of Notes Live and its subsidiaries for purposes relating to such director’s status as a director. The right of inspection includes the right to copy and make extracts of documents.

Shareholders have the right to inspect Notes Live’s Existing Organizational Documents at all reasonable times during office hours at Notes Live’s principal executive office and can obtain copies of the Existing Organizational Documents upon written request to Notes Live.

At least 10 days prior to a stockholders’ meeting, a list must be prepared that shows the stockholders entitled to vote at the meeting, each stockholder’s address, and the number of shares registered in the name of each stockholder. Any Fresh Vine stockholder can examine the list for any reason germane to the meeting, during ordinary business hours for at least 10 days before the meeting. A stockholder may also inspect the list at the meeting. The list will be the only evidence as to which stockholders are entitled to examine the list, the stock ledger, or the books of Fresh Vine or to vote in person or by proxy at any stockholders’ meeting.

Choice of Forum	The Existing Organizational Documents do not establish an exclusive forum for actions or proceedings being brought against Notes Live or its directors or officers.

Unless Fresh Vine otherwise consents in writing to an alternative forum, the Fresh Vine bylaws establish the Eighth Judicial District Court of Clark County, Nevada (or, if that court does not have jurisdiction, the federal district court for the District of Nevada or other state courts of the State of Nevada) as the exclusive forum for: (1) any derivative action or proceeding brought in the name or right of or on behalf of Fresh Vine; (2) any action asserting or based upon a claim of breach of any duty owed to Fresh Vine or its stockholders by any director, officer, employee, or agent of Fresh Vine; (3) any action or assertion of a claim arising pursuant to any provision of Chapter 78 or Chapter 92A of the NRS or Fresh Vine’s articles of incorporation or bylaws; (4) any action to interpret, apply, enforce, or determine the validity of Fresh Vine’s articles of incorporation or bylaws; or (5) any action asserting a claim against Fresh Vine governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive-forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the federal courts have exclusive jurisdiction.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Any person or entity that purchases or otherwise acquires any interest in Fresh Vine shares of stock are deemed to have notice of, and to have consented to, the exclusive-forum provision.
Ability to Amend the Articles of Incorporation

Under the CBCA, Notes Live may amend its articles of incorporation at any time to add or change a provision that is required or permitted in the articles of incorporation or to delete a provision not required in the articles of incorporation. Whether a provision is required or permitted in the articles of incorporation must be determined as of the effective date of the amendment.

The Board may amend the articles of incorporation to make certain ministerial changes listed in Section 7-110-102 of the CBCA. All other amendments must be proposed by the Board or the holders of shares representing at least 10% of all the votes entitled to be cast on the amendment and submitted to a vote of the shareholders.

Fresh Vine reserves the right to amend, alter, change, or repeal any provision in its articles of incorporation in the manner prescribed by Nevada law, and except as set forth in Articles 10, 11, and 14 of the articles of incorporation (which concern indemnification and advancement of expenses, limitation of director liability, and renouncement of corporate opportunity), all rights and powers conferred by the articles of incorporation on stockholders, directors, and officers are subject to Fresh Vine’s reserved power of amendment.

Under Chapter 78 of the NRS, except as provided in sections 77.340 or 78.209 or Chapter 92A of the NRS, to amend the Fresh Vine articles of incorporation, the board must adopt a resolution setting forth the proposed amendment and submit the proposed amendment to the stockholders for approval. Stockholders holding Fresh Vine shares representing at least a majority of the voting power of Fresh Vine, or such greater proportion as may be required in certain circumstances under the NRS or as required by the provisions of Notes Live’s articles of incorporation, must approve the proposed amendment. However, unless otherwise required in the articles of incorporation, no stockholder approval is required if the proposed amendment consists only of a change in the corporation’s name.

If the proposed amendment would adversely alter or change any preference or right given to any class or series of outstanding shares, then in addition to any approval otherwise required, the amendment must be approved by the holders of Fresh Vine shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof; provided, however, that the amendment does not have to be approved by the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the amendment if the articles of incorporation specifically deny the right to vote on such an amendment.

Provision	Rights of Stockholders of Notes Live (Pre-Merger)	Rights of Stockholders of Fresh Vine to be re-named Notes Live Holding Corp. (Post-Merger)
Voting as a Separate Class or Group on Amendments of Articles of Incorporation

Pursuant to the CBCA, holders of the outstanding shares of a class of Notes Live stock are entitled to vote as a separate voting group on an amendment to the articles of incorporation if the amendment would: (1) increase or decrease the aggregate number of authorized shares of the class; (2) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (3) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class; (4) change the designation, preferences, limitations, or relative rights of all or part of the shares of the class; (5) change the shares of all or part of the class into a different number of shares of the same class; (6) create a new class of shares having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class; (7) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (8) limit or deny an existing preemptive right of all or part of the shares of the class; or (9) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the class.

Pursuant to Chapter 78 of the NRS, unless otherwise provided in the articles of incorporation, if shares of a class or series of stock have been issued, the designation of the class or series, the number of the class or series, and the voting powers, designations, preferences, limitations, restrictions, and relative rights of the class or series may be amended by a resolution of the Board only if the amendment is approved by a majority, or such greater proportion as may be required by articles of incorporation, of: (1) the class or series of stock being amended; and (2) each class and each series of stock that, before amendment, is senior to the class or series being amended as to the payment of distributions upon dissolution of the corporation, regardless of any limitations or restrictions on the voting power of that class or series.

Ability to Amend the Bylaws

The Board is authorized to amend or repeal Notes Live’s bylaws and to adopt new bylaws. Shareholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them. Any amendment, repeal, or replacement of the bylaws will not be effective unless approved by each shareholder that has the right to appoint a director pursuant to the bylaws, any Shareholders Agreement, or otherwise.

The Fresh Vine bylaws may be amended, revised, or repealed or new bylaws may be adopted by a vote of (1) a majority of the board of directors, or (2) stockholders representing not less than a majority of the voting power of the issued and outstanding stock entitled to vote at an annual or special meeting of the stockholders duly noticed and called in accordance with the bylaws.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
MANAGEMENT AND DIRECTORS OF FRESH VINE

Except where specifically noted, the following information and all of the information in this proxy statement/prospectus does not give effect to the proposed reverse stock split.

The following table sets forth information as of March 22, 2024 with respect to the beneficial ownership of Fresh Vine common stock and Fresh Vine Preferred Stock as of the record date for (a) each person, or group of affiliated persons, known by Fresh Vine to own beneficially more than 5% of the outstanding shares of Fresh Vine common stock and Fresh Vine Preferred Stock, (b) each member of Fresh Vine’s board of directors, (c) each of Fresh Vine’s “named executive officers” as identified in the summary compensation table, and (d) all of Fresh Vine’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To Fresh Vine’s knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common stock beneficially owned by that person.

The percentage of beneficial ownership shown in the table is based on 15,976,227 shares of common stock and 10,000 shares of Series A Convertible Preferred Stock outstanding as of March 22, 2024.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Fresh Vine Wine, Inc., P.O. Box 78984, Charlotte, NC 28271.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Shares of Series A Convertible Preferred Stock Beneficially Owned(1)	Percentage of Common Stock	Percentage of Series A Convertible Preferred Stock
Directors and executive officers:
Michael D. Pruitt	30,000		0	*	—
Keith Johnson	0		0	*	—
Rick Nechio	1,573,472	(2)	0	9.85%	—
Eric Doan	30,000		0	*	—
Brad Yacullo	30,000		0	*	—
David Yacullo	30,000		0	*	—
All directors and executive officers as a group (6 persons)	1,693,472		0	10.60%	—

Other 5% stockholders
CSS, LLC(3)	1,010,096	(4)	0	5.95%	—
Stephen Edgar Apolant(5)	875,899	(6)	5,000	5.48%	50.0%
EROP Enterprises, LLC(7)	797,213	(8)	5,000	4.99%	50.0%
Nina Dobrev	1,450,622	(9)	0	9.08%	—
Julianne Hough	1,207,574	(10)	0	7.56%	—

____________

*        Less than 1%

(1)      The holders of Series A Convertible Preferred Stock vote with the common stock as a single class on all matters being submitted to a vote of Fresh Vine stockholders at the Fresh Vine special meeting, with the exception of Proposal No. 4. The shares of Series A Convertible Preferred Stock vote on an adjusted as-converted to common stock basis. For purposes of determining voting rights, each share of Series A Convertible Preferred Stock is convertible into the number of shares common stock (“Conversion Shares”) calculated by dividing the “Stated Value” of $100.00 (plus the amount of accrued dividends on such shares of Series A Convertible Preferred Stock) by an assumed conversion price of $0.47, taking into account, however, certain conversion limitations set forth in the Certificate of Designation of Preferences, Rights and

Limitations of the Fresh Vine Convertible Preferred Stock. Please refer to the discussion in the “QUESTIONS AND ANSWERS ABOUT MERGER” section of this proxy statement/prospectus under “How many votes do I have?” and in the section entitled “Description of Fresh Vine Capital Stock — Preferred Stock” for a description of the voting power of the Series A Convertible Preferred Stock.

(2)      Based solely on an amended Schedule 13D filed by Mr. Nechio on February 7, 2024.

(3)      The address of CSS, LLC is 175 W. Jackson Blvd, Suite 440, Chicago, IL 60604.

(4)      Includes warrants to purchase 1,010,096 shares of common stock that are currently exercisable, as reported on a Schedule 13G filed by CSS, LLC on February 9, 2024.

(5)      The address of the reporting person is 98 Cuttermill Road, Suite 441S, Great Neck, NY 11021.

(6)      Consists of 125,899 shares of common stock held by NYF Group Inc. and 750,000 shares of common stock held by Equity Markets ADV LLC. Stephen Edgar Apolant is the sole stockholder of both entities and exercises sole voting and dispositive control over the shares of Fresh Vine capital stock held by these entities. Does not include shares of Fresh Vine common stock issuable upon conversion of 5,000 shares of Series A Convertible Preferred Stock held by NYF Group Inc. Series A Convertible Preferred Stock may be converted into Fresh Vine common stock by the holder subject to a 4.99% beneficial ownership limitation and a 19.9% exchange share cap applicable to all holders of Series A Convertible Preferred Stock. The reporting person’s holdings of Fresh Vine common stock already exceed the beneficial ownership limitation. Based on a Schedule 13G filed by the reporting stockholder on December 11, 2023.

(7)      The address of EROP Enterprises, LLC is 3000 Millcreek Avenue, Suite 375, Alpharetta, GA 30022.

(8)      Reflects shares of Fresh Vine common stock issuable upon conversion of shares of Fresh Vine Preferred Stock. Among other conversion limitations, the Certificates of Designation of Preferences, Rights and Limitations of the Fresh Vine Preferred Stock contains “blocker” provisions that limits the holder(s)’ ability to convert the Fresh Vine Preferred Stock to the extent that such exercise would cause the stockholder’s and certain related parties’ beneficial ownership in Fresh Vine to exceed 4.99% of Fresh Vine’s shares outstanding, as well as conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap described in the Certificates of Designation of Preferences, Rights and Limitations of the Fresh Vine Preferred Stock and summarized in the “QUESTIONS AND ANSWERS ABOUT THE MERGER” section of this proxy statement/prospectus under “How many votes do I have?” and in the section entitled “Description of Fresh Vine Capital Stock — Preferred Stock.” The calculation of beneficial ownership in the table above reflects the 4.99% beneficial ownership conversion limitation.

(9)      Consists of shares held by the Nina Dobrev Trust dated September 17, 2018, of which Nina Dobrev serves as trustee. Ms. Dobrev has sole voting and dispositive power with respect to the shares held by the Nina Dobrev Trust.

(10)    Consists of shares held by Jaybird Investments, LLC, a limited liability company wholly-owned by Julianne Hough. Ms. Hough has sole voting and dispositive power with respect to the shares held by Jaybird Investments, LLC.

PRINCIPAL STOCKHOLDERS OF NOTES LIVE

The following table sets forth information known to us regarding beneficial ownership of shares of Notes Live’s Class C Common Stock and Class D Common Stock as of March 22, 2024 by:

•        each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•        each of our executive officers and directors; and

•        all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options and warrants were deemed outstanding if such securities are currently exercisable or would vest based on service-based vesting conditions within 60 days of March 15, 2024. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of each class or series of our voting capital stock below is based on Notes Live having, as of March 22, 2024, the following shares of stock issued and outstanding that have voting rights: (i) 0 shares of Class A Common Stock; (ii) 0 shares of Class C Common Stock; and (iii) 34,619,584 shares of Class D Common Stock. In general, each share of Class A Common Stock entitles its holder to 250 votes, while each share of Class C Common Stock and each share of Class D Common Stock entitles a holder to one vote per share held.

Notes Live also has outstanding 379,990 shares of Class B Non-Voting Common Stock. However, those shares do not entitle the holders to any voting rights, and, by their terms are not convertible at the volition of the holder to shares of voting common stock. Moreover, no officer, director or 5% or greater beneficial holder of Notes Live holds any shares of Class B Non-Voting Common Stock.

Unless otherwise indicated, we believe that each person named in the table below has sole voting and investment power with respect to all shares beneficially owned by such person.

Unless otherwise noted, the address of all of the listed shareholders is 1755 Telstar Drive, Suite 501, Colorado Springs, Colorado 80920.

	Class C Voting Common Stock		Class D Voting Common Stock		Combined Voting Power
Name and Address of Beneficial Owners	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Percent
Directors and NEOs:
JW Roth(1)	—	—	11,586,721	33.0%	33.0%
Robert Mudd(2)	—	—	656,874	1.9%	1.9%
Heather Atkinson(3)	—	—	471,026	1.3%	1.3%
Mitchell Roth(4)	—	—	602,896	1.7%	1.7%
Steve Cominsky(5)	—	—	72,143	*	*
Matthew Craddock	—	—	75,000	*	*
Chad Hennings(6)	—	—	12,500	*	*
Dave Lavigne(7)	—	—	182,730	*	*

All Directors and Executive Officers as a Group (8 individuals)			13,659,888	39.0%	39.0%

____________

*        Less than 1%

(1)      Includes 1,216,666 warrants that are vested or will be vested within 60 days. Additionally, includes 1,022,665 shares held by KMR Living Trust dated November 19, 2012, for which JW Roth is a trustee. Also, includes 25,000 shares held by Mr. Roth’s daughter for whom Mr. Roth is a guardian.

(2)      Includes 404,999 warrants that are vested or will be vested within 60 days. Additionally, includes 12,500 shares held by a trust for his special needs minor children.

(3)      Includes 325,001 warrants that are vested or will be vested within 60 days.

(4)      Includes 252,916 warrants that are vested or will be vested within 60 days.

(5)      Includes 5,833 warrants that are vested or will be vested within 60 days.

(6)      Consists of 12,500 warrants that are vested or will be vested within 60 days.

(7)      Includes 7,240 shares held jointly by Mr. Lavigne and his spouse.

(8)      Includes 1,001,249 warrants that are vested or will be vested within 60 days.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all of the information in this proxy statement/prospectus does not give effect to the proposed reverse stock split.

The table below sets forth certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the merger based on beneficial ownership of Fresh Vine capital stock and Notes Live common stock as of March 22, 2024 (assuming the closing of the merger occurred on such date) by (a) each person, or group of affiliated persons, known by Fresh Vine or Notes Live to own beneficially more than 5% of the common stock of the combined company upon the consummation of the merger, (b) each director of the combined company, (c) each named executive officer of the combined company, and (d) all of the combined company’s directors and executive officers as a group.

The table assumes (i) that all shares of Fresh Vine Preferred Stock were converted to Fresh Vine common stock without the existing “Exchange Share Cap” and “Individual Holder Share Cap” conversion limitations provided for in the Certificate of Designation of the Fresh Vine Preferred Stock, (ii) that a reverse stock split has been effected at a ratio of [•]-to-one, and that the merger occurred on March 22, 2024 using an assumed exchange ratio of one share of Fresh Vine common stock for each share of Notes Live common stock.

Assuming a closing date of March 22, 2024, immediately prior to the merger, Notes Live is expected to have 34,999,574shares of common stock outstanding and Fresh Vine is expected to have [•]shares of common stock outstanding (after giving effect to the conversion of Fresh Vine Preferred Stock into Fresh Vine common stock and after effecting the reverse stock split using the above described assumptions). Upon the closing of the merger on the assumed date of March 22, 2024, the 34,999,574shares of Notes Live common stock outstanding would be converted into the right to receive an aggregate of 34,999,574 shares of Fresh Vine common stock such that there would be a total of 36,841,656 shares of common stock of the combined company outstanding upon the closing of the merger. As contemplated by the Merger Agreement, (i) Notes Live shareholders are expected to hold approximately 95.1% of the total outstanding shares of capital stock of the combined company and pre-merger Fresh Vine shareholders are expected to own approximately 4.9% of the outstanding shares of the combined company, and (ii) Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in, among other things, the exchange ratio in the merger being as near to one as reasonably practicable (i.e., so that each share of Notes Live capital stock will be exchanged in the merger for approximately one share of Fresh Vine common stock). As a result, notwithstanding the reverse split ratio, or the ultimate total number of shares of Notes Live or Fresh Vine the beneficial ownership percentages of the principal stockholders of the combined company are not expected to materially change from that set forth in the table below.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Fresh Vine and Notes Live believe that, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common stock beneficially owned by that person.

Except as otherwise set forth below, the address of each person or entity listed in the table is c/o Notes Live, Inc., 1755 Telstar Drive, Suite 501, Colorado Springs, CO 80920.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage
Directors and Named Executive Officers:
JW Roth(1)	11,586,721	31.4%
Robert Mudd(2)	656,874	1.8%
Heather Atkinson(3)	471,026	1.3%
Mitchell Roth(4)	602,896	1.6%
Steve Cominsky(5)	72,143	*
Matthew Craddock	75,000	*
Chad Hennings(6)	12,500	*
Dave Lavigne(7)	182,730	*

All current executive officers and directors as a group (8 persons)(8)	13,659,890	37.0%

____________

*        Less than 1% of the issued and outstanding shares of common stock of the combined company

(1)      Includes 1,216,666 warrants that are vested or will be vested within 60 days. Additionally, includes 1,022,665 shares held by KMR Living Trust dated November 19, 2012, for which JW Roth is a trustee. Also, includes 25,000 shares held by Mr. Roth’s daughter for whom Mr. Roth is a guardian.

(2)      Includes 404,999 warrants that are vested or will be vested within 60 days. Additionally, includes 12,500 shares held by a trust for his special needs minor children.

(3)      Includes 325,001 warrants that are vested or will be vested within 60 days.

(4)      Includes 252,916 warrants that are vested or will be vested within 60 days.

(5)      Includes 5,833 warrants that are vested or will be vested within 60 days.

(6)      Consists of 12,500 warrants that are vested or will be vested within 60 days.

(7)      Includes 7,240 shares held jointly by Mr. Lavigne and his spouse.

(8)      Includes 1,001,249 warrants that are vested or will be vested within 60 days.

LEGAL MATTERS

Taft Stettinius & Hollister LLP, Minneapolis, Minnesota, will pass on the validity of the Fresh Vine common stock offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Fresh Vine, Inc. as of December 31, 2023 and 2022, and for the years then ended, included in this proxy statement/prospectus and the registration statement of which it is a part have been so included in reliance on the report of Wipfli LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Notes Lives, Inc. as of December 31, 2023 and 2022, and for the years then ended, included in this proxy statement/prospectus and the registration statement of which it is a part have been so included in reliance on the report of Grassi & Co., CPAs, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Fresh Vine files annual, quarterly and current reports, proxy statements and other information with the SEC. Fresh Vine’s SEC filings are available to the public electronically at the SEC’s website at www.sec.gov.

Fresh Vine also makes available free of charge on or through its website at www.ir.freshvinewine.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Fresh Vine electronically files such material with or otherwise furnishes it to the SEC. Information on the SEC and Fresh Vine websites are not part of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, Fresh Vine has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Fresh Vine common stock that Fresh Vine will issue to Notes Live stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Fresh Vine, as well as a proxy statement of Fresh Vine for its special meeting.

Fresh Vine has supplied all information contained in this proxy statement/prospectus relating to Fresh Vine, and Notes Live has supplied all information contained in this proxy statement/prospectus relating to Live Notes.

If you would like to request documents from Fresh Vine or Notes Live, please send a request in writing or by telephone to either Fresh Vine or Notes Live at the following addresses:

Fresh Vine Wine, Inc. P.O. Box 78984 Charlotte, NC 28271 (855) 766-9463 Attn: Corporate Secretary Email: investorrelations@freshvinewine.com	Notes Live, Inc. 1755 Telstar Drive, Suite 501 Colorado Springs, CO 80920 (719) 895-5483 Attn: Corporate Secretary

If you are a Fresh Vine stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Fresh Vine at the address set forth above.

TRADEMARK NOTICE

This proxy statement/prospectus contains trademarks, service marks and trade names of Fresh Vine, Inc. and Notes Live, Inc., including their respective names and logos. Other trademarks, service marks and trade names referred to in this proxy statement/prospectus are the property of their respective owners.

OTHER MATTERS

Delinquent Section 16(A) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Fresh Vine’s officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file electronically reports of ownership and changes in ownership of such securities with the SEC. Based on review of the copies of Forms 3 and 4 (and amendments thereto, if any) filed electronically with the SEC during the year ended December 31, 2023 and Forms 5 (and amendments thereto, if any) filed electronically with the SEC with respect to such year, or written representations that no Forms 5 were required, Fresh Vine believes that the following is the list of its officers, directors and greater than ten percent beneficial owners who have failed to file on a timely basis all Section 16(a) filing requirements during the fiscal year ended December 31, 2023: CSS, LLC filed a Form 3 on March 29, 2023 that was due on March 27, 2023; Eric Doan filed a Form 4 on April 5, 2023 that was due on April 4, 2023; CSS, LLC filed a Form 4 on April 21, 2023 that was due on April 20, 2023; Keith Johnson filed a Form 4 of May 16, 2023 that was due on May 15, 2023; Hitech Dheri filed a Form 4 of May 31, 2023 that was due on May 29, 2023; CSS, LLC filed a Form 4 on September 1, 2023 that was due on August 31, 2023; and CSS, LLC filed a Form 4 on September 18, 2023 that was due on September 16, 2023.

Proposals of Stockholders

Proposals by Fresh Vine stockholders (other than director nominations) that are submitted for inclusion in Fresh Vine’s proxy statement for its 2024 annual stockholders’ meeting must follow the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and Fresh Vine’s Bylaws. To be timely under Rule 14a-8, a stockholder proposal must be received by our Secretary at P.O. Box 78984, Charlotte, NC 28271, by July 9, 2024. However, if the date of Fresh Vine’s 2024 annual stockholders’ meeting is changed by more than 30 days from the date of Fresh Vine’s 2023 annual meeting, then the deadline for submitting a stockholder proposal will be a reasonable time before Fresh Vine begins to print and send its proxy materials for its 2024 annual stockholders’ meeting, which deadline will be disclosed prior to such in one of Fresh Vine’s SEC filings. After the consummation of the merger, such proposals should be sent to the combined company’s Corporate Secretary at Notes Live, Inc., 1755 Telstar Drive, Suite 501, Colorado Springs, CO 80920, by the close of business on the required deadline.

Under Fresh Vine’s Bylaws, if a stockholder does not submit a proposal for inclusion in Fresh Vine’s proxy statement but does wish to propose an item of business to be considered at Fresh Vine’s annual stockholders’ meeting (including director nominations), that stockholder must have given timely notice of the proposal in writing to the Secretary of Fresh Vine. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Fresh Vine not less than 120 calendar days before the date in the current fiscal year that corresponds to the date in the preceding fiscal year on which Fresh Vine’s notice of meeting and related proxy statement were released to stockholders in connection with the previous year’s annual meeting of stockholders, except that if no meeting was held in the immediately preceding year or if the date of the annual meeting in the current year varies by more than 30 calendar days’ from the corresponding date of such meeting in the preceding fiscal year, such notice by the stockholder proposing business to be brought before the meeting of the stockholders must be received not less than 30 days prior to the date of the current year’s annual meeting; provided, that in the event that less than 40 days’ notice of the date of the meeting is given to stockholders, to be timely, a stockholder’s notice of business to be brought before the meeting must be so received not later than the close of business on the 10 day following the day on which such notice of the date of the annual meeting was mailed.

Notices of stockholder proposals and stockholder nominations for directors must comply with the informational and other requirements set forth in Fresh Vine’s Bylaws as well as applicable statutes and regulations. Due to the complexity of the respective rights of the stockholders and Fresh Vine in this area, any stockholder desiring to propose actions or nominate directors is advised to consult with his or her legal counsel with respect to such rights. Stockholders that wish to propose an item of business to be considered at Fresh Vine’s annual stockholders’ meeting are urged to submit proposals by certified mail return receipt requested.

Ability of Stockholders to Communicate with our Board of Directors

Fresh Vine’s board of directors has established means for stockholders and others to communicate with Fresh Vine’s board of directors. Communications to the directors should be submitted in writing and sent care of Fresh Vine’s Secretary to Fresh Vine Wine, Inc., P.O. Box 78984, Charlotte, NC 28271. Communications received in this manner will be handled in accordance with procedures approved by the Fresh Vine board of directors. Under these procedures, communications from stockholders are distributed as appropriate by Fresh Vine’s Secretary to the appropriate director or directors. In most instances, stockholder communications regarding concerns with Fresh Vine’s financial statements, accounting practices or internal controls will be distributed to the Chair of Fresh Vine’s Audit Committee, stockholder communications regarding concerns with Fresh Vine’s governance practices, business ethics or corporate conduct will be distributed to the Chair of Fresh Vine’s nominating and corporate governance committee, and communications regarding Fresh Vine’s executive compensation policies and programs will be distributed to the Chair of Fresh Vine’s nominating and corporate governance committee.

“Householding” of Materials

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of Fresh Vine’s proxy statement may have been sent to multiple Fresh Vine stockholders in each household unless otherwise instructed by such Fresh Vine stockholders. Fresh Vine will deliver promptly a separate copy of the proxy statement to any Fresh Vine stockholder upon written or oral request to our Corporate Secretary, at Fresh Vine Wine, Inc., P.O. Box 78984, Charlotte, NC 28271, telephone: (855) 766-9463. Any Fresh Vine stockholder wishing to receive separate copies of our proxy statement or annual report to Fresh Vine stockholders in the future, or any Fresh Vine stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact such stockholder’s bank, broker, or other nominee record holder, or the stockholder may contact Fresh Vine at the above address and phone number.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Fresh Vine Wine, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Fresh Vine Wine, Inc. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a history of operating losses and insufficient cash flows from operations, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wipfli LLP

Minneapolis, Minnesota

March 8, 2024

We have served as the Company’s auditor since 2021.

FRESH VINE WINE, INC.
BALANCE SHEETS
December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Assets
Current assets
Cash	$236,340	$2,080,335
Restricted cash	100,000	—
Accounts receivable	172,101	259,317
Due from employees – net of credit loss allowance of $0 and $20,000, respectively	—	37,733
Insurance recovery receivable	—	804,907
Inventories	337,873	3,696,198
Prepaid expenses and other	42,943	961,211
Deferred offering costs	—	68,286
Total current assets	889,257	7,907,987

Equity investment	500,000	—
Prepaid expenses (long-term)	—	678,167

Total assets	$1,389,257	$8,586,154

Liabilities, and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$509,337	$589,204
Accrued compensation	—	420,413
Settlement payable	585,976	1,250,000
Accrued expenses	810,723	422,931
Accrued expenses – related parties	309,333	280,000
Deferred revenue	3,407	10,000
Total current liabilities	2,218,776	2,972,548

Total liabilities	2,218,776	2,972,548

Commitment and contingencies – Note 12

Stockholders’ equity (deficit)
Series A convertible preferred stock; $0.001 par value – 25,000,000 shares authorized at December 31, 2023 and 2022; 10,000 and 0 shares issued and outstanding at December 31, 2023 and 2022, respectively	10	—
Common stock, $0.001 par value – 100,000,000 shares authorized at December 31, 2023 and 2022; 15,976,227 and 12,732,257 shares issued and outstanding at December 31, 2023 and 2022, respectively	15,976	12,732
Additional paid-in capital	25,631,255	21,420,732
Accumulated deficit	(26,476,760)	(15,819,858)
Total stockholders’ equity (deficit)	(829,519)	5,613,606

Total liabilities and stockholders’ equity (deficit)	$1,389,257	$8,586,154

See accompanying notes to the financial statements.

FRESH VINE WINE, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022

	Year ended December 31,
	2023	2022
Wholesale revenue	$1,328,382	$1,651,451
Direct to consumer revenue	497,808	911,326
Related party service revenue	—	297,224
Total net revenue	1,826,190	2,860,001

Cost of revenues	4,412,119	2,551,009
Gross profit (loss)	(2,585,929)	308,992

Selling, general and administrative expenses	6,322,184	11,489,804
Equity-based compensation	1,708,218	4,053,123
Operating loss	(10,616,331)	(15,233,936)

Other income	1,296	31,429

Net loss	(10,615,035)	(15,202,507)
Preferred dividends	41,867	—
Net loss attributable to common stockholders	$(10,656,902)	$(15,202,507)

Weighted average shares outstanding
Basic	15,329,617	12,550,096
Diluted	15,329,617	12,550,096

Net loss per share – basic	$(0.69)	$(1.21)
Net loss per share – diluted	$(0.69)	$(1.21)

See accompanying notes to the financial statements.

FRESH VINE WINE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2023 and 2022

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balances at December 31, 2021	—	$—	12,200,013	$12,200	$17,681,141	$(617,351)	$17,075,990
Equity-based compensation	—	—	532,244	532	2,506,291	—	2,506,823
Vendor stock issuance	—	—	970,000	970	1,232,330	—	1,233,300
Stock forfeitures	—	—	(970,000)	(970)	970	—	—
Net Loss	—	—	—	—	—	(15,202,507)	(15,202,507)
Balances at December 31, 2022	—	—	12,732,257	12,732	21,420,732	(15,819,858)	5,613,606
Rights offering – common stock and warrants issued	—	—	3,143,969	3,144	2,543,584	—	2,546,728
Issuance of preferred stock	10,000	10	—	—	949,990	—	950,000
Dividends declared – preferred stock – Series A ($12.00/share)	—	—	—	—	—	(41,867)	(41,867)
Equity-based compensation	—	—	1,641,332	1,641	715,408	—	717,049
Stock forfeitures	—	—	(1,541,331)	(1,541)	1,541	—	—
Net loss	—	—	—	—	—	(10,615,035)	(10,615,035)
Balances at December 31, 2023	10,000	$10	15,976,227	$15,976	$25,631,255	$(26,476,760)	$(829,519)

See accompanying notes to the financial statements.

FRESH VINE WINE, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities
Net loss	$(10,615,035)	$(15,202,507)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	—	3,990
Equity-based compensation	1,708,218	4,053,123
Inventory write-down	1,844,210	—
Allowance for doubtful accounts	37,733	—
Changes in operating assets and liabilities
Accounts receivable	87,216	(51,157)
Accounts receivable – related party	—	153,075
Insurance recovery receivable	804,907	(804,907)
Receivables with recourse	—	146,314
Related party receivables	—	376,000
Due from employee	—	(37,733)
Inventories	1,514,115	(3,537,138)
Prepaid expenses and other	605,268	189,776
Accounts payable	(79,867)	172,488
Accrued compensation	(420,413)	3,999
Settlement payable	(664,024)	1,250,000
Accrued expenses	345,923	210,065
Accrued expenses – related parties	29,333	(249,617)
Deferred revenue	(6,593)	(3,750)
Related party payables	—	(200,272)
Net cash used in operating activities	(4,809,009)	(13,528,251)

Cash flows from investing activities
Equity investment	(500,000)	—
Net cash used in investing activities	(500,000)	—

Cash flows from financing activities
Payments of related party notes payable	—	(216,000)
Payments of outstanding secured borrowings	—	(171,069)
Proceeds from issuance of preferred stock – net of issuance costs	950,000	—
Payments for deferred offering costs	—	(68,286)
Proceeds from rights offering – net of issuance costs	2,615,014	—
Net cash provided by (used in) financing activities	3,565,014	(455,355)

Net decrease in cash	(1,743,995)	(13,983,606)

Cash and restricted cash – beginning of year	2,080,335	16,063,941

Cash and restricted cash – end of year	$336,340	$2,080,335
	2023	2022
Supplemental disclosure of non-cash activities investing and financing activities:
Dividends declared but not paid	$41,867	$—

See accompanying notes to the financial statements.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fresh Vine Wine, Inc. (“the Company”, “our”, “we”), a Nevada corporation, is a premium wine brand built to complement consumers’ healthy and active lifestyles. The Company provides a competitively priced premium product that is blended to deliver several important benefits, such as low-cal, low-sugar, low-carb. The Company’s wines are also gluten-free and keto and vegan friendly.

The Company’s revenue is comprised primarily of wholesale and direct to consumer (DTC) sales, and representation and distribution services. Wholesale revenue is generated through sales to distributors located in states throughout the United States of America. DTC revenue is generated from individuals purchasing wine directly from the Company through club membership and the Company’s website. Representation and distribution service revenue is generated by providing access to new markets and distribution channels.

Basis of Presentation

The Company’s financial statements have been prepared and are presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The financial statements include, in the opinion of management, all adjustments, consisting of normal and recurring items, necessary for the fair presentation of the financial statements. In certain instances, amounts reported in prior period financial statements have been reclassified to conform to the current financial statement presentation.

Liquidity, Going Concern, and Management Plan

Historically, the Company has incurred losses, which has resulted in an accumulated deficit of approximately $26.5 million as of December 31, 2023. Cash flows used in operating activities were $4.8 million and $13.5 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had approximately a $1.3 million deficiency in working capital, inclusive of $236,000 in cash and cash equivalents and $100,000 in restricted cash. The Company has increased its liquidity by selling inventory at prices below cost, by significantly reducing staffing levels and by the termination of celebrity endorsement contracts.

The Company’s ability to continue as a going concern is dependent on its ability to meet its liquidity needs through a combination of factors including but not limited to, cash and cash equivalents, working capital and strategic capital raises. The ultimate success of these plans is not guaranteed.

In considering our forecast for the next twelve months and the current cash and working capital as of the filing of this Form 10-K, such matters create a substantial doubt regarding the Company’s ability to meet their financial needs and continue as a going concern.

The Company received gross proceeds of $1 million from a preferred stock offering during the year ended December 31, 2023. Subsequent to year end, the Company entered into an Agreement and Plan of Merger (Agreement) with Notes Live, Inc. See Note 15 for further details on the Agreement. The Company will need to seek additional debt or equity financing to sustain existing operations. If adequate financing is not available, the Company will be forced to take measures to severely reduce our expenses and business operations or discontinue them completely. Such financing, if available, may be dilutive. At the current reduced pace of incurring expenses and without receipt of additional financing and the receipt of proceeds from the expected sales of inventory under purchase orders from a discount retailer entered into in the third quarter of 2023, the Company projects that the existing cash balance will be sufficient to fund current operations into the first quarter of 2024, after which additional financing or capital will be needed to satisfy obligations. Additional financing may not be available on favorable terms or at all. If additional financing is available, it may be highly dilutive to existing shareholders and may otherwise include burdensome or onerous terms. The Company’s inability to raise additional working capital in a timely manner would negatively impact the ability to fund operations, generate revenues, maintain or grow the

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

business and otherwise execute the Company’s business plan, leading to the reduction or suspension of operations and ultimately potentially ceasing operations altogether and initiating bankruptcy proceedings. Should this occur, the value of any investment in the Company’s securities would be adversely affected.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include allowance for doubtful accounts, allowance for inventory obsolescence, equity-based compensation for employees and non-employees, and the valuation of deferred tax assets.

Cash

The Company maintains its accounts at two financial institutions. At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

Included in the cash balance is a deposit of $100,000 that the Company operating bank has required us to maintain as a security for collectability of automated clearing house transactions. These funds are held in a separate account and are not available for disbursements.

Accounts Receivable

Accounts receivable consists of amounts owed to the Company for sales of the Company’s products on credit and are reported at net realizable value. Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial conditions. The Company estimates allowances for future returns and doubtful accounts based upon historical experience and its evaluation of the current status of receivables. Accounts considered uncollectible are written off against the allowance. As of December 31, 2023 and 2022 there was no allowance for doubtful accounts.

Inventories

Inventories primarily include bottled wine which is carried at the lower of cost (calculated using the average cost method) or net realizable value.

The Company reduces the carrying value of inventories that are obsolete or for which market conditions indicate cost will not be recovered to estimated net realizable value. The Company’s estimate of net realizable value is based on analysis and assumptions including, but not limited to, historical experience, future demand, and market requirements. Reductions to the carrying value of inventories are recorded in cost of revenues. As of December 31, 2023 and 2022, the Company had recorded an inventory allowance of approximately $112,000 and $0, respectively.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred Offering Costs

Deferred offering costs primarily consist of legal, accounting, SEC filing fees, and any other fees relating to the Company’s subscription rights offering and preferred equity offering. The deferred offering costs as of December 31, 2022 were capitalized as incurred and were offset against proceeds from the sale of rights at the closing of the Company’s capital raise completed on March 14, 2023.

Investment in Equity Securities

The Company has elected the measurement alternative for non-marketable equity securities under ASC 321 Investments — Equity Securities. In accordance with ASC 321, the non-marketable equity securities are initially measured at cost and reviewed at year end for impairment and fair value changes. As of December 31, 2023, there were no changes recorded for the value of the investment since the initial measurement.

Revenue recognition

The Company’s total revenue reflects the sale of wine domestically in the U.S. to wholesale distributors or DTC and related party service revenues. Under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue when control of the promised good is transferred to the customer in an amount that reflects the consideration for which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer. Control is transferred when the product is either shipped or delivered, depending on the shipping terms, at which point the Company recognizes the transaction price for the product as revenue. The Company has elected to account for shipping and handling as a fulfillment activity, with amounts billed to customers for shipping and handling included in total revenue.

The Company also generates revenue through membership in its wine club. Wine club members pay a monthly fee, which varies depending on level of membership, and are entitled to receive quarterly shipments of wine, free shipping, and discounts on other wine and merchandise purchased. The Company recognizes revenue for the monthly membership dues when the product is delivered. Any membership dues received before the product is delivered is recorded as deferred revenue on the Company’s balance sheet.

The Company has determined that related party service revenue should be recognized over the period of time it provides such services. ASC 606 also notes that when another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The Company does not bear responsibility for inventory losses and does not have pricing determination; therefore, the Company would be considered the agent and revenue should be recognized as net sales.

Products are sold for cash or on credit terms. Credit terms are established in accordance with local and industry practices, and typically require payment within 30-60 days of delivery or shipment, as dictated by the terms of each agreement. The Company has elected the practical expedient to not account for significant financing components as its payment terms are less than one year, and the Company determines the terms at contract inception. The Company’s sales terms do not allow for the right of return.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents the percentages of total revenue disaggregated by sales channels for the years ended December 31, 2023 and 2022:
	Year ended December 31,
	2023	2022
Wholesale	72.7%	57.7%
Direct to consumer	27.3%	31.9%
Related party service	—%	10.4%
Total revenue	100.0%	100.0%

Contract Balances and Receivables

When the Company receives pre-orders or payment from a customer prior to transferring the product under the terms of a contract, the Company records deferred revenue, which represents a contract liability. The Company will record deferred revenue when cash is collected from customers prior to the wine shipment date. The Company does not recognize revenue until control of the wine is transferred and the performance obligation is met. When the Company does not receive payment from a customer prior to or at the transfer of the product under the terms of a contract, the Company records an accounts receivable.

Contract liabilities as of December 31, 2023 and 2022, and January 1, 2022 were $3,407, $10,000 and $13,750, respectively. Revenue recognized in 2023 and 2022 from contract liabilities as of December 31, 2022 and December 31, 2021 was $10,000 and $13,750, respectively.

Receivables with customers as of December 31, 2023 and 2022, and January 1, 2022, were $172,101, $259,317 and $208,160, respectively.

Fair Value of Financial Instruments

The Company’s accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adheres to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•        Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the Company at the measurement date.

•        Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values of cash, accounts receivable, accounts payable, deferred revenue and other financial working capital items approximate fair value at December 31, 2023 and 2022, due to the short maturity nature of these items.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company recognizes uncertain tax positions in accordance with ASC 740 on the basis of evaluating whether it is more likely than not that the tax positions will be sustained upon examination by tax authorities. For those tax positions that meet the more-likely-than not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement. The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. There were no uncertain tax positions as of December 31, 2023 or 2022, and as such, no interest or penalties were recorded to income tax expense. As of December 31, 2023 and 2022, the Company has no unrecognized tax benefits. There are no unrecognized tax benefits included on the balance sheet that would, if recognized, impact the effective tax rate. The Company does not anticipate there will be a significant change in unrecognized tax benefits within the next 12 months.

Equity-Based Compensation

The Company measures equity-based compensation cost at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period. The Company recognizes any forfeitures as they occur. As of December 31, 2023 and 2022, there was $0 and $991,167 of unrecognized equity-based compensation expense recorded in prepaid expenses and other assets. The license agreements were terminated during the third quarter of 2023 and the remaining balance was recognized as expense during this period.

The Company measures equity-based compensation when the service inception date precedes the grant date based on the fair value of the award as an accrual of equity-based compensation and adjusts the cost to fair value at each reporting date prior to the grant date. In the period in which the grant occurs, the cumulative compensation cost is adjusted to the fair value at the date of the grant.

See Note 9 for further discussion of equity-based compensation incurred in 2023 and 2022.

Advertising

The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2023 and 2022, was $1,576,325 and $3,059,429, respectively.

Application of New or Revised Accounting Standards

Pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), a company constituting an “emerging growth company” is, among other things, entitled to rely upon certain reduced reporting requirements and is eligible to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

The Company is an emerging growth company and has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocable opts out of the extended transition period provide in the JOBS Act.

NYSE Listing Requirements

On September 8, 2023, the Company received a written notice (the “Notice”) from NYSE American stating that it was not in compliance with Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”), which requires a listed company that has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years to maintain at least $4 million of stockholders’ equity. The Company reported stockholders’ deficit of approximately $712,000 as of December 31, 2023 and have had losses from

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

continuing operations and/or net losses in each of the fiscal years ended December 31, 2020, 2021, 2022 and 2023. As required by the NYSE American, the Company submitted a plan to the NYSE American on October 9, 2023 addressing actions it has taken and how it intends to regain compliance with the continued listing standards within the required 18 month period ending March 8, 2025.

On November 21, 2023, the Company received notification (the “Acceptance Letter”) from NYSE American that the Company’s plan to regain compliance with NYSE American’s listing standards was accepted. The Acceptance Letter also stated that the Company is not in compliance with Section 1003(a)(i) of the Company Guide, which requires an issuer to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years. NYSE American has granted the Company a plan period through March 8, 2025 to regain compliance with Sections 1003(a)(i) and (ii) of the Company Guide. If the Company is not in compliance with all continued listing standards by that date or if the Company does not make progress consistent with the plan during the plan period, the Company will be subject to delisting proceedings.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and also issued subsequent amendments to the initial guidance, collectively, ASC 326, to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that requires the reflection of expected credit losses and will also require consideration of a broader range of reasonable and supportable information to determine credit loss estimates. For many entities with financial instruments, the standard will require the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which may result in the earlier recognition of credit losses on financial instruments. The Company adopted this guidance during the quarter ended March 31, 2023, which had no material impact on the financial statements.

2. LOSS PER SHARE

Basic net loss per share is determined by dividing net loss attributable to shareholders by the weighted-average shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period increased by the numbers of additional common shares that would have been outstanding if all potential common shares had been issued and were dilutive. However, potentially dilutive securities are excluded from the computation of diluted EPS to the extent that their effect is anti-dilutive. The following table shows the components of diluted shares for the years ending:

	December 31, 2023	December 31, 2022
Numerator:
Net loss	$(10,615,035)	$(15,202,507)
Less: dividends on preferred stock	41,867	—
Net loss attributable to common stockholders	$(10,656,902)	$(15,202,507)

Denominator:
Basic – weighted shares outstanding	15,329,617	12,550,096
Dilutive effect from shares authorized	—	—
Diluted – weighted shares outstanding	15,329,617	12,550,096
Basic loss per share	$(0.69)	$(1.21)
Diluted loss per share	$(0.69)	$(1.21)

At December 31, 2023 and 2022, 14,748,862 and 2,721,562 shares have been excluded from the calculation of diluted weighted average shares outstanding as the inclusion of these shares would have an anti-dilutive effect.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

3. INVENTORIES

Inventories primarily include bottled wine which is carried at the lower cost (calculated using the average cost method) or net realizable value. During 2023, the Company recorded a $1.8 million inventory write down to net realizable value, which is recorded in cost of revenue in the financial statements. The write-down was the result of entering into an agreement to sell products at a price that was lower than the Company’s cost. The finished goods inventory at December 31, 2023 includes a valuation reserve of $112,000. Inventories consist of the following at:

	December 31, 2023	December 31, 2022
Inventory – finished goods	$337,873	$3,683,159
Inventory – merchandise	—	13,039
Total	$337,873	$3,696,198

4. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at:

	December 31, 2023	December 31, 2022
Prepaid marketing expenses – current	$9,871	$313,000
Prepaid marketing expenses – long-term	—	678,167
Inventory deposits	—	569,377
Other prepaid expenses	33,072	78,834
Total	$42,943	$1,639,378

5. INVESTMENTS

In December 2023, the Company made a $500,000 investment for 50,000 shares of Notes Live, Inc. as part of the letter of intent entered into with Notes Live, Inc. See Note 15 for Agreement and Plan of Merger with Notes Live, Inc. The investment was initially measured at cost. The Company noted no impairment or fair value change as of December 31, 2023.

6. ACCRUED COMPENSATION

During the year ended December 31, 2022, the Company made certain leadership changes to better align with the Company’s operating goals, including advertising and marketing plans, as well as cash preservation initiatives. As of December 31, 2022, accrued compensation primarily related to unpaid bonus amounts to the Chief Executive Officer totaling $420,413. This bonus was paid in 2023. The balance of accrued compensation is $0 as of December 31, 2023.

7. ACCRUED EXPENSES

Accrued expenses consist of the following at:

	December 31, 2023	December 31, 2022
Sponsorship agreements	$608,818	$234,494
Accrued credit card charges	7,275	21,013
Series A Stock dividends	41,867	—
Legal and professional	125,704	89,200
Other accrued expenses	27,059	78,224
Total	$810,723	$422,931

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

7. ACCRUED EXPENSES (cont.)

The sponsorship agreements relate to marketing contracts with unrelated parties within the sports and entertainment industry. The terms of the agreements range from two to four years with annual payments ranging from $103,000 to $216,000 per agreement. The total expense relating to these agreements for the years ended December 31, 2023 and 2022, was $374,325 and $353,931, respectively. During the third quarter of 2022, in accordance with the Company’s cash preservation initiatives, the Company terminated one of its marketing contracts, resulting in the reversal of $141,000 of expenses, in an effort to control its marketing expenses.

Accrued credit card charges primarily consist of warehouse, shipping and other operating costs paid via Company credit card as a tool for managing cashflow.

8. STOCKHOLDERS’ EQUITY

Rights offering

During the first quarter of 2023, the Company distributed, at no charge to holders of the Company’s common stock, non-transferable subscription rights to purchase up to an aggregate of 6,366,129 Units. Each Unit consisted of one share of our common stock and a Warrant to purchase one share of our common stock. The Warrants were exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.25 per share. For each share of common stock held by a stockholder of the Company on February 22, 2023, the record date of the Rights Offering, such stockholder received 0.5 subscription rights. Each whole subscription right allowed the holder thereof to subscribe to purchase one Unit, which the Company refers to as the basic subscription right, at a subscription price of $1.00 per Unit. In addition, any holder of subscription rights exercising his, her or its basic subscription right in full was eligible to subscribe to purchase additional Units that remained unsubscribed in the Rights Offering at the same subscription price per Unit that applied to the basic subscription right, subject to proration among participants exercising their over-subscription privilege, which the Company refers to as the over-subscription privilege. Upon the closing of the Rights Offering, which occurred on March 14, 2023, the Company issued 3,143,969 shares of common stock and 3,143,969 warrants and received aggregate gross cash proceeds of approximately $3.14 million. After deducting dealer-manager fees and other fees and expenses related to the Rights Offering, the Company received net proceeds of approximately $2.6 million. If exercised, additional gross proceeds of up to approximately $3.93 million may be received through the exercise of warrants issued in the Rights Offering.

Series A Convertible Preferred Stock

On July 27, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Stock”), which was amended on August 1, 2023 prior to the issuance of any shares of Series A Stock by filing Amendment No. 1 thereto (as so amended, the “Certificate”). The Certificate designates 10,000 shares of the Company’s undesignated preferred stock as Series A Stock and establishes the rights and preferences of Series A Stock.

On August 2, 2023, the Company entered into a Securities Purchase Agreement with two accredited investors (the “Purchasers”) pursuant to which the Company agreed to issue and sell in a private placement (the “Offering”) shares of Series A Stock.

Pursuant to the Securities Purchase Agreement, the Purchasers collectively agreed to purchase up to 10,000 shares of Series A Stock at a per share purchase price equal to $100.00 (the “Stated Value”), for total gross proceeds of up to $1.0 million. The Purchasers agreed to purchase 4,000 shares of Series A Stock for an aggregate purchase price of $400,000 at an initial closing of the Offering (the “Initial Closing”), which occurred on August 2, 2023. The Securities Purchase Agreement provided that the Company will issue and sell to the Purchasers, and the Purchasers will purchase, an additional 4,000 shares of Series A Stock at a second closing (the “Second Closing”),

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

8. STOCKHOLDERS’ EQUITY (cont.)

which occurred on September 7, 2023. The Securities Purchase Agreement provided that the Company will issue and sell to the Purchasers, and the Purchasers will purchase, an additional 2,000 shares of Series A Stock at an optional closing (the “Optional Closing”), which occurred on December 1, 2023.

Each share of Series A Stock is convertible, at any time and from time to time from and after the date of the Initial Closing at the option of the holder thereof, into the number of shares of common stock (“Conversion Shares”) calculated by dividing the Stated Value by a conversion price (the “Conversion Price”) of $0.10. However, if the Company’s common stock fails to continue to be listed or quoted for trading on a stock exchange, then the Conversion Price thereafter will mean the lesser of (i) $0.10, or (ii) the closing sale price of the common stock on the trading day immediately preceding the conversion date; provided that the Conversion Price shall not be less than $0.05 (the “Floor Price”). The Conversion Price is subject to standard adjustments based stock splits, stock dividends, stock combinations and the like, and the Floor Price is also subject to anti-dilution adjustments resulting from future offerings of common stock (or common stock equivalents) at a price less than the prevailing Conversion Price.

The Series A Stock contains “blocker” provisions restricting the holders’ ability to exercise conversion rights if the issuance of Conversion Shares would result in such holder beneficially owning in excess of 4.99% of the Company’s common stock. In addition, a Series A Stock holder’s ability to convert Series A Stock to common stock will be subject to an “Exchange Share Cap” and an “Individual Holder Share Cap.” Under the Exchange Cap, the total number of shares of common stock issuable upon conversion of outstanding Preferred Shares, when added to any previously issued Dividend Shares (as defined below), may not exceed 19.9% of the Company’s issued and outstanding common stock immediately prior to the date on which shares of Series A Stock are first issued. Under the Individual Holder Share Cap, no holder of Series A Stock will have the right to acquire common stock upon conversion of the Series A Stock if the issuance of shares of common stock would result in converting holder beneficially owning in excess of 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance. The Exchange Share Cap and the Individual Holder Share Cap will not apply if the Company obtains stockholder approval to issue the shares of common stock exceeding the applicable cap as required by the NYSE American LLC Company Guide.

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the Holders shall (i) first be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to 150% times the Stated Value for each share of Series A Stock before any distribution or payment shall be made to the holders of any junior securities and (ii) then be entitled to participate in the distribution of remaining assets with the holders of common stock on an as-if-converted to common stock basis (disregarding for such purposes any conversion limitations).

The Company may redeem (i) up to 75% of the issued and outstanding shares of Series A Stock for a price per share equal to 150% of the Stated Value thereof if such redemption occurs within six months from the date of issuance, and (ii) up to 50% of the issued and outstanding shares of Series A Stock for a price per share equal to 200% of the Stated Value thereof if such redemption occurs after six months but before the expiration of twelve months from the date of issuance.

Each holder of a share of Series A Stock is entitled to receive dividends payable, subject to certain conditions, in cash or shares of common stock (“Dividend Shares”) valued as either (i) the then applicable Conversion Price, or (ii) 50% of the then current market price of the Company’s common stock, at the dividend rate of 12% per annum. Dividends are cumulative and will be payable on July 31st of each year. However, the Company may not pay dividends by issuing Dividend Shares if and to the extent that the issuance of such Dividend Shares, when added to all Conversion Shares previously issued upon prior conversions of Series A Stock and previously issued Dividend Shares (if any), would exceed the Exchange Share Cap or result in a Series A Stock holder beneficially owning shares of common stock in excess of the Individual Holder Share Cap, in each case unless the Company obtains stockholder approval for such issuances.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

8. STOCKHOLDERS’ EQUITY (cont.)

The shares of Series A Stock will vote with the common stock as a single class on all matters submitted to a vote of stockholders of the Company other than any proposal to approve the issuance of shares of common stock in excess of the Exchange Share Cap or the Individual Holder Share Cap. The Preferred Shares will vote on an as-converted to common stock basis, taking into account the conversion limitations resulting from the Exchange Share Cap and the Individual Holder Share Cap, if and as applicable; however, solely for purposes of determining voting rights, the Conversion Price shall be equal to the most recent closing sale price of the Common Stock as of the execution and delivery of the Securities Purchase Agreement, which was $0.47.

The issuance activity of the Series A Stock is summarized below:

For the year ended December 31, 2023
Series A Stock shares issued	10,000
Net proceeds	$950,000

The Series A Stock meets the requirements for permanent equity classification as prescribed by the authoritative guidance.

The following table summarizes accrued dividends that the Company is legally obligated to pay:

For the year ended December 31, 2023
Series A Stock	$41,867

Third Party Vendor Engagements and Related Founder Share Forfeitures

In December 2022, Rick Nechio and Damian Novak, two of the Company’s founders, together agreed to forfeit and transfer back to the Company without consideration a total of 970,000 shares of common stock of the Company held by them, to enable the Company to preserve cash by issuing such number of shares to certain of the Company’s service providing vendors without subjecting the Company’s other stockholders to dilution therefrom. Also in December 2022, the Company entered into agreements to issue 970,000 shares to such vendors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Recipients of the shares included our third-party sales and distribution management service provider, as well as certain advertising, public relations, consulting, and legal service providers. Pursuant to agreements with certain of these vendors, the Company has agreed to issue up to an additional 1,030,000 shares of common stock upon the Company achieving specified revenue-related performance objectives within identified timeframes. The Company recorded equity-based compensation totaling $1,233,300 during 2022 related to the share awards. Equity-based compensation expense related to the additional shares subject to revenue-related performance objectives was not material to the 2023 or 2022 financial statements.

9. EQUITY-BASED COMPENSATION

As of December 31, 2023 and 2022, there was $0 and $991,167, respectively, of unrecognized equity-based compensation expense recorded in prepaid expenses and other assets. This expense was for various marketing and advertising services in exchange for common stock and was being expensed over the lifetime of license agreements with celebrity endorsers. The license agreements were terminated during Q3 2023 and the full balance of $991,167 was recognized as expense during the year ended December 31, 2023.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

9. EQUITY-BASED COMPENSATION (cont.)

Restricted Stock Units

On February 24, 2022, the Company entered into a separation agreement with the former Chief Operating Officer (COO). Among other things, the Company agreed to provide the former COO with cash and expense reimbursements totaling $175,000 and an amendment of the COO’s Restricted Stock Agreement to accelerate the vesting of the 251,851 restricted stock units. Due to the modification of the terms of this award, the fair value was remeasured as of the modification date. Total equity-based compensation expense related to this restricted stock unit awards was $1,658,485 for the year ended December 31, 2022. During the second quarter of 2022, these awards were fully vested and the shares of common stock underlying the awards had been delivered.

During the second quarter of 2022, the Company granted 47,800 restricted stock units to employees of the Company, all of which vested and were delivered in the second quarter of 2022. Total equity-based compensation expense related to these restricted stock units was $219,648 for the year ended December 31, 2022.

On March 2, 2022, the Company granted 70,000 restricted stock units to members of the Company’s Board of Directors that fully vested on June 18, 2022. Total equity-based compensation expense related to these restricted stock units was $285,600 for the year ended December 31, 2022.

On April 24, 2023, the Company granted 319,023 restricted stock units to its Chief Executive Officer. On May 11, 2023, the Company granted 170,958 restricted stock units to its Executive Vice President Sales and Marketing. On May 25, 2023, the Company granted 124,902 restricted stock units to its Chief Financial Officer. These restricted stock units had a vesting period that coincided with the Company filing its Form 10-K for the year ended December 31, 2023 and had a stipulation that each of the executives attained performance objectives. These employees terminated during the third quarter of 2023 and therefore the stock units were forfeited.

Restricted stock unit activity as of and for the years ended December 31, 2023 and 2022 was as follows

	Number of RSUs	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2021	377,777	0.45
Granted	117,800	0.33
Forfeited	(495,577)	—
Outstanding at December 31, 2022	—	—
Granted	614,883	0.86
Forfeited	(614,883)	—
Outstanding at December 31, 2023	—	—

Shares of Restricted Stock

During the year ended December 31, 2022, the Company granted 10,000 shares of restricted stock to an employee upon commencement of employment in May 2022, of which 3,334 shares vested immediately with the remaining 6,666 shares scheduled to vest in two equal installments in May 2023 and May 2024. Restricted stock consists of shares of common stock that are subject to transfer and forfeiture restrictions that lapse upon vesting. Total equity-based compensation expense related to the grant of these shares of restricted stock was $9,264 for the year ended December 31, 2022. Effective January 2023, this employee resigned from the Company and 6,666 unvested shares of restricted stock were forfeited.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

9. EQUITY-BASED COMPENSATION (cont.)

During the year ended December 31, 2022, the Company hired a new Chief Financial Officer. Pursuant to the employment agreement, the Company granted 100,000 shares of restricted stock. The restricted stock vests in three equal installments with the first third vesting immediately on the grant date of March 30, 2022, and the remaining tranches were scheduled to vest on the one year and two year anniversaries of the grant date subject to continued employment with the Company through the applicable vesting date. Effective June 24, 2022, this employee resigned from the Company and 66,666 unvested shares of restricted stock were forfeited. Total equity-based compensation expense related to these shares of restricted stock was $110,602 for the year ended December 31, 2022.

In January 2023, there was a new grant of 500,000 shares of restricted stock which related to a consulting arrangement entered into in connection with the settlement reached with a previous employee, as further disclosed in Note 12. Total equity-based compensation expense related to these shares of restricted stock was $565,500 for the year ended December 31, 2023.

On April 24, 2023, the Company granted 463,917 shares of restricted stock to its Chief Executive Officer. On May 11, 2023, the Company granted 380,952 shares of restricted stock to its Executive Vice President Sales and Marketing. On May 25, 2023, the Company granted shares of 196,463 restricted stock to its Chief Financial Officer. All shares of restricted stock granted on April 24, 2023, May 11, 2023 and May 25, 2023 were forfeited and canceled during the third quarter of 2023.

In April 2023, the Company Board of Directors were granted a total of 100,000 shares of restricted stock. Total equity-based compensation expense related to these shares of restricted stock was $39,510 for the year ended December 31, 2023.

Restricted stock activity for the years ended December 31, 2023 and 2022 was as follows:

	Number of Shares of Restricted Stock	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2021	—	—
Granted	110,000	9.27
Vested or released	(36,668)	—
Forfeited	(66,667)	—
Outstanding at December 31, 2022	6,666	0.90
Granted	1,641,332	0.57
Vested or released	(570,000)	—
Forfeited	(1,057,998)	—
Outstanding at December 31, 2023	20,000	0.00

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

9. EQUITY-BASED COMPENSATION (cont.)

Vendor Stock Awards

Vendor stock award activity subject to revenue-related performance objectives during the years ended December 31, 2023 and 2022 was as follows:

	Number of Shares of Vendor Stock Awards	Weighted Average Remaining Vesting Term (Years)
Outstanding at December 31, 2021	—	—
Granted	1,030,000	2.25
Vested or released	—	—
Forfeited	—	—
Outstanding at December 31, 2022	1,030,000	2.25
Granted	—	—
Vested or released	—	—
Forfeited	—	—
Outstanding at December 31, 2023	1,030,000	1.25

Stock Options

On March 11, 2022, the Company granted the option to purchase 427,001 shares of common stock at $3.47 per share to its Chief Executive Officer, pursuant to the Chief Executive Officer’s employment agreement with the Company. The shares vest in three equal installments on the nine month, one year, and two year anniversaries of the grant date and are exercisable for 10 years from the grant date. On June 8, 2022, the Chief Executive Officer’s employment with the Company ended resulting in the forfeiture of the entire award, which remained unvested at the time.

On March 30, 2022, in addition to the restricted stock granted to the Company’s new Chief Financial Officer, the Company granted the Chief Financial Officer an option to purchase 200,000 shares of common stock at $3.30 per share, pursuant to the employment agreement. The shares vest in three equal installments. The first third vested immediately on the grant date of March 30, 2022, and the remaining tranches were scheduled to vest on the one year and two year anniversaries of the grant date subject to continued employment with the Company through the applicable vesting date. The options are exercisable for 10 years from the grant date or, if earlier, ninety (90) days following termination of employment. Effective June 24, 2022, this employee resigned from the Company and the unvested options were subsequently forfeited.

Effective September 1, 2022, the Company entered into an Employment Transition and Consulting Agreement with the previous interim Chief Financial Officer. Pursuant to the Transition and Consulting Agreement, the Company granted a stock option to purchase 69,892 shares of the Company’s common stock at a per share exercise price equal to $3.04 (the fair market value of the Company’s common stock on the date of grant). The stock option vested with respect to 3,584 shares on the last calendar day of September, October and November of 2022, and the balance of the stock option vested in monthly installments as nearly equal as possible (approximately 6,571 shares each) on the last calendar day of each month from December 2022 through August 2023. The total expense recognized for the years ended December 31, 2023 and 2022 was $125,783 and $41,449, respectively.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

9. EQUITY-BASED COMPENSATION (cont.)

In November 2021, the Company executed founder option agreements with four Class F members. The terms of the agreements grant each founder the right and option to purchase common stock up to 25% of the total shares in the Founders’ Option Pool upon the consummation of the Company’s IPO. The Founder’s Option Pool is a pool of shares reserved for founding members of the Company and will be comprised of 15% of the total shares of common stock outstanding immediately prior to the initial closing of the IPO. The options will vest in 20% installments. Each installment will vest upon the closing price of common stock reaching certain milestones ranging from 200% to 600% of the IPO price. If the vesting condition is not achieved within three years of the grant date, the options will forfeit. As of December 31, 2023 and 2022, the options have not reached any of the vesting milestones required and as such, the probability of reaching each milestone has been factored into the value to be recognized over the three-year vesting period. As of December 31, 2023, three of the four members had terminated their agreements and only 375,000 options remained.

Equity-based compensation expense totaling $112,040 and $223,224 has been recognized relating to these stock options during 2023 and 2022, respectively. The total unrecognized equity-based compensation expense was $6,259 and $176,835 as of December 31, 2023 and 2022, respectively.

Stock option activity for the years ended December 31, 2023 and 2022 was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2021	1,830,000	$9.86	8.18
Granted	701,893	3.37	10.00
Exercised	—	—	—
Forfeited	(957,001)	—	—
Outstanding at December 31, 2022	1,574,892	$9.67	8.94
Granted	1,500,000	0.50	5.00
Exercised	—	—	—
Forfeited	(2,628,333)	—	—
Outstanding at December 31, 2023	446,559	$8.88	8.08

Exercisable at December 31, 2023	71,559	$3.03	8.67

Warrants

On December 17, 2021, in connection with the Company’s IPO, the Company granted to the underwriter warrants to purchase up to 110,000 shares of common stock at $12 per share. These warrants vest one year from the date of issuance and are exercisable for four years after the vesting date.

As disclosed in Note 8, 3,143,969 warrants were granted as part of the Rights Offering in March 2023.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

9. EQUITY-BASED COMPENSATION (cont.)

As of and for the years ended December 31, 2023 and 2022, the warrants to purchase common shares of the Company outstanding were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2021	110,000	$12.00	4.96
Granted	—	—	—
Vested or released	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2022	110,000	$12.00	3.71
Granted	3,143,969	1.25	5.00
Vested or released	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2023	3,253,969	$1.61	4.16

The Company uses the Black-Scholes option-pricing model to estimate the fair value of equity-based awards. The inputs for the Black-Scholes valuation model require management’s significant assumptions. Prior to the Company’s IPO, the price per share of common stock was determined by the Company’s board based on recent prices of common stock sold in private offerings. Subsequent to the IPO, the price per share of common stock is determined by using the closing market price on the New York Stock Exchange on the grant date. The risk-free interest rate is based on the rate for U.S. Treasury securities at the date of grant with maturity dates approximately equal to the expected life at the grant date. The expected term for employee and nonemployee awards ranged from 5 to 10 years based on industry data, vesting period, contractual period, among other factors. The expected volatility was estimated at 75% based on historical volatility information of peer companies that are publicly available in combination with the Company’s calculated volatility since being publicly traded. The Company does not expect to pay dividends. For awards with a performance condition, stock compensation is recognized over the requisite service period if it is probably that the performance condition will be satisfied.

10. INCOME TAXES

Components of the provision for income taxes for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Current	$—	$—
Deferred	—	—
Total	$—	$—

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

10. INCOME TAXES (cont.)

No income tax benefit was recorded for the years ended December 31, 2023 and 2022 due to net losses and recognition of a valuation allowance. The following table represents a reconciliation of the tax expense computed at the statutory federal rate and the Company’s tax expense for the years ending December 31, 2023 and 2022:

	2023		2022
Tax expense (benefit) at statutory rate	$(2,229,000)	21.0%	$(3,193,000)	21.0%
State income tax expense (benefit), net of federal tax effect	(377,000)	3.6%	(162,000)	1.1%
Change in valuation allowance on deferred tax assets	2,360,000	-22.2%	3,355,000	-22.1%
Stock award forfeiture	440,000	-4.3%	—	-0.0%
Change in deferred tax rate	(102,000)	1.0%	—	0.0%
Return to provision adjustments	(92,000)	0.9%	—	0.0%
Income tax expense (benefit)	$—	0.0%	$—	0.0%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carry forwards and other balance sheet basis differences. In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset the net deferred tax asset, because it is more likely than not that the Company will not realize future benefits associated with these deferred tax assets at December 31, 2023 and 2022. The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Deferred revenue	$1,000	$3,000
Amortization	1,000	1,000
Stock based compensation	120,000	868,000
Net operating losses	5,686,000	3,002,000
Inventory reserve	27,000	—
Accrued expenses	407,000	—
Prepaid expenses	(8,000)	—
Valuation allowance	(6,234,000)	(3,874,000)
Net deferred tax assets:	$—	$—

At December 31, 2023, the Company had federal and state net operating loss carry forwards of approximately $23.9 million and $9.1 million, respectively. At December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $13.3 million and $2.2 million, respectively. The net operating loss carry forwards have no expiration.

The Company recognizes uncertain tax positions in accordance with ASC 740 on the basis of evaluating whether it is more likely than not that the tax positions will be sustained upon examination by tax authorities. For those tax positions that meet the more-likely-than not recognition threshold, the Company recognized the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement. As of December 31, 2023 and 2022, the Company has no unrecognized tax benefits. There are no unrecognized tax benefits included on the balance sheet that would, if recognized, impact the effective tax rate. The Company does not anticipate there will be a significant change in unrecognized tax benefits within the next 12 months.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

10. INCOME TAXES (cont.)

The Company is subject to U.S. federal or state income tax examinations. The Company’s federal, state and local income tax returns are subject to examination by taxing authorities for the three years after the returns are filed, and the Company’s federal, state, and local income tax returns for 2022 and 2021 remain open to examination. Prior to the Company’s December 2021 conversion to a corporation, the Company was a limited liability company and therefore was a disregarded legal entity for income tax purposes. The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of general and administrative expense.

11. SUPPLIER AND CUSTOMER CONCENTRATION

The Company has an agreement with an unrelated party for various wine making activities, including production, bottling, labelling, and packaging. The Company pays certain storage, administrative fees and taxes related to the purchased goods. There is no specified term of the agreement but continues as additional blanket sales orders are issued. For the years ended December 31, 2023 and 2022, 100% and 96%, respectively, of the Company’s inventory purchases were from this supplier.

The Company also engages with other suppliers for the purchase of a select varietal of wine to be offered in limited quantities. There are no formal agreements due to the infrequency of activity with these suppliers.

A significant portion of the Company’s wholesale revenue comes from three national distributor customers that operate in several markets. For the years ended December 31, 2023 and 2022, 74% and 58% of the Company’s wholesale revenue came from these customers, respectively. At December 31, 2023 and 2022, these customers accounted for 73% and 90%, respectively, of accounts receivable.

12. COMMITMENTS AND CONTINGENCIES

License agreements

During March 2021, the Company entered into two license agreements with certain equity investors for marketing and advertising services. These two agreements were terminated during the third quarter of 2023 and the remaining prepaid license fee was expensed. The net expense relating to the agreements was $1,000,500 and $380,000 for the years ended December 31, 2023 and 2022, respectively.

Sponsorship Agreements

The estimated expense for the sponsorship agreements as described in Note 7 for the periods subsequent to December 31, 2023 is as follows:

Sponsorship Agreements
2024	$162,553

13. TRANSACTIONS WITH RELATED PARTIES

The Company had an arrangement with Rabbit Hole Equity, LLC (RHE), a related party due to common ownership, under which RHE provided development, administrative and financial services to the Company. RHE is solely owned by the majority member of Nechio and Novak, LLC, which is the majority shareholder of the Company. Under the agreement, the Company will pay or reimburse RHE, as applicable, for any expenses it, or third parties acting on its behalf, incurs for the Company. For any selling, general and administrative activities performed by RHE or RHE employees, RHE, as applicable, charged back the employee salaries and wages, rent and related utilities. Beginning in December 2021, the Company entered into a payroll arrangement with a third party and now incurs employee salary and wage expenses directly.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

13. TRANSACTIONS WITH RELATED PARTIES (cont.)

The shared expenses are as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Rent	$—	$94,436
Utilities	—	5,470
	$—	$99,906

In October 2021, the Company issued a promissory note to a Class F member in exchange for $216,000. The term of the note was the later of 2 months from the date of the note or upon successful consummation of the IPO. The annual interest rate on the note was the maximum legal amount allowed under the applicable usury laws minus 1%, which was 7% at December 31, 2021. The Company may repay all or any portion of the principal balance at any time without penalty. The total amount of interest accrued on this note as of December 31, 2021 was $9,125. In January 2022, the Company repaid the $216,000 promissory note in full plus accrued interest of $9,125.

In October 2021, the Company entered into a service agreement with Appellation Brands, LLC, a related party due to common ownership in the wine industry, to provide representation and distribution services. As of June 13, 2022, the original agreement was terminated. Prior to termination, the Company received a management fee of $50,000 per month plus a tiered fee ranging between $5.00 and $6.50 per case of the products sold. For the year ended December 31, 2022, the Company had recognized $297,224 in service revenue related to this agreement. In the year ended December 31, 2022, the Company purchased inventory from Appellation Brands, LLC in the amount of $195,116.

In January 2022, the Company entered into a consulting agreement with FELCS, LLC, an entity owned by Damian Novak to provide consulting and advisory services to the Company in exchange for $25,000 per month. The agreement expires in December 2022, subject to automatic one-year renewals unless written notice to terminate the contract is given by either party. For the year ended December 31, 2022, the Company recognized $275,000 in total expense related to this agreement. This agreement was terminated in November 2022.

In April 2022, the Company amended its agreement with Whetstone Consulting to include additional bonus commissions ranging from $5,000 to $100,000 subject to specific distribution milestones in addition to the existing $5,000 per month base compensation. The agreement has an initial term of one year and automatically renews for successive one-year periods unless terminated by either party with advance notice. This agreement terminated in May 2023 when the consultant was hired as an employee of the company. For the years ended December 31, 2023, and 2022, the Company recognized base compensation and commissions expense related to this agreement totaling $40,000 and $90,000, respectively.

14. LEGAL PROCEEDINGS

Timothy Michaels

On February 24, 2022, Timothy Michaels, the former Chief Operating Officer of the Company, signed a Separation Agreement and Release (the “Separation Agreement”) in connection with the termination of his employment with the Company, which occurred on February 7, 2022.

On May 27, 2022, Mr. Michaels filed a complaint against the Company in the Fourth Judicial District Court, Hennepin County, Minnesota, alleging that the Company breached the February 24, 2022 Separation Agreement by including a restricted “lock-up” legend on shares of the Company’s common stock issued to Mr. Michaels pursuant to the Settlement Agreement. The complaint also included counts alleging breach of the implied covenant of good faith and fair dealing, issuer liability under Minn. Stat. § 336.8-401 for delay in removing or directing the Company’s transfer agent to remove the lock-up legend from the shares, conversion and civil theft.

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

14. LEGAL PROCEEDINGS (cont.)

The Company has denied the allegations and intends to vigorously defend against the lawsuit. The Company made a motion seeking dismissal of the conversion and civil theft counts, which was granted by the Fourth Judicial District Court, Hennepin County, Minnesota on October 31, 2022. On August 9, 2023, the Company moved for summary judgment on Mr. Michaels’ remaining claims. A jury trial commenced on January 23, 2024. During trial, on January 24, 2024, the Company filed a motion for judgement in favor of the Company as a matter of law, which was denied by the Court. On January 25, 2024, the jury in the lawsuit rendered a verdict against the Company awarding damages to Mr. Michaels in the amount of $585,976.25, which is included in settlement payable in the accompanying balance sheet. On February 22, 2024, the Company filed a renewed motion for post-verdict judgment in favor of the Company as a matter of law. On February 26, 2024, the Judge in the lawsuit denied the renewed motion for post-verdict judgment.

Website-related Plaintiff’s Lawsuit

On January 26, 2024, the Company was served with a complaint filed in the United States District Court for the Southern District of New York alleging that the Company has failed to design, construct, maintain and operate its Internet website to be fully accessible to and independently usable by blind or visually-impaired persons, thereby denying blind and visually-impaired persons with equal access to the Company’s goods and services in violation of the Title III of the Americans with Disabilities Act of 1990 and the New York Human Rights Law, the New York Civil Rights Law. On February 16, 2024, the Company filed an Answer to the complaint denying the plaintiff’s allegations and asserting affirmative defenses thereto.

Janelle Anderson Litigation Settlement and Related Founder Share Forfeitures

The Company was a party to an action pending in Hennepin County District Court, captioned Janelle Anderson v. Fresh Vine Wine, Inc., Damian Novak, and Rick Nechio, Court File No. 27-CV-22-11491 (the “Lawsuit”), in which Ms. Anderson alleged, among other things, that the Company terminated her employment in retaliation for reports of alleged wrongdoing pursuant to the Minnesota Whistleblower Act. Defendants also included Damian Novak, former Executive Chairman and a former director of the Company, and Rick Nechio, former interim Chief Executive Officer and a director of the Company. The suit was dismissed on March 6, 2023, with prejudice.

On January 27, 2023, the Company entered into a Global Mutual Compromise, Release and Settlement Agreement (the “Settlement Agreement”) among Ms. Anderson and each of Messrs. Novak and Nechio. Pursuant to the Settlement Agreement, Ms. Anderson agreed to dismiss the Lawsuit with prejudice and to file with the court any and all documents necessary to effect such dismissal with prejudice within five business days after all settlement consideration has been actually received by her, and the parties agreed to general mutual releases. The Company also agreed to indemnify Ms. Anderson and hold her harmless against any liability, civil damages, penalties, or fines claimed against her for any of her actions done within the course and scope of her employment with the Company as required by Minn. Stat. §181.970, and under any applicable insurance policies, including but not limited to any directors and officers policies. The Settlement Agreement also contains a non-disparagement provision.

As consideration for Ms. Anderson’s dismissal and release, and provided that she does not revoke or rescind the Settlement Agreement within prescribed time periods, the Company agreed to make a cash payment to Ms. Anderson in the amount of $1,250,000, less certain attorney fees and relevant taxes and other withholdings, in a lump sum. The Company recouped approximately $805,000 of this cash payment from insurance coverage. The cash payment is in addition to the $400,000 that the Company previously paid to Ms. Anderson in January 2023 in respect of 2022 bonus compensation earned by Ms. Anderson under her employment agreement while employed by the Company. Also as contemplated by the Settlement Agreement, the Company and Ms. Anderson agreed to enter into a consulting agreement (the “Anderson Consulting Agreement”) pursuant to which Ms. Anderson would provide certain consulting services to the Company for a period of six months. As consideration for such services, the Company agreed to grant and issue to Ms. Anderson 500,000 shares of the Company’s common stock (the “Anderson Consulting Shares”) from the Company’s 2021 Equity Incentive Plan (the “Anderson Consulting Share

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

14. LEGAL PROCEEDINGS (cont.)

Grant”). The cash payment and the Anderson Consulting Share Grant were scheduled to be made at the “closing” of the Settlement Agreement (the “Settlement Closing”), subject to Ms. Anderson not revoking or rescinding the Settlement Agreement during the applicable revocation period. The Settlement Closing was completed on February 20, 2023, with prejudice. No additional expense has been recorded during 2023 regarding this matter.

Also pursuant to the Settlement Agreement, Damian Novak, former Executive Chairman and director, resigned as Executive Chairman and removed himself from his management duties with the Company effective February 20, 2023, and has resigned from our board of directors promptly following completion of the subscription rights offering on March 14, 2023. In addition, Rick Nechio, the Company’s former interim Chief Executive Officer and director, resigned from our board of directors effective February 20, 2023.

In conjunction with entering into the Settlement Agreement, Rick Nechio and Damian Novak entered into Agreements to Forfeit Shares of Common Stock (the “Forfeiture Agreements”) pursuant to which each agreed to forfeit and transfer back to the Company without consideration 250,000 shares of common stock of the Company held by them (a total of 500,000 shares), to enable the Company to issue the Anderson Consulting Shares to Ms. Anderson without subjecting the Company’s other stockholders to dilution therefrom (the “Anderson Consulting-related Forfeitures”). The Anderson Consulting-related Forfeitures became effective in connection with the Settlement Closing.

15. SUBSEQUENT EVENTS

Agreement and Plan of Merger with Notes Live, Inc.

On January 25, 2024, the Company, FVW Merger Sub, Inc., a Colorado corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and Notes, Live, Inc., a Colorado corporation (“Notes Live”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (i) each then outstanding share of Notes Live common stock (collectively, “Notes Live common stock”) (which comprises all of Notes Live’s outstanding capital stock) will be converted into the right to receive a number of shares of Fresh Vine common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (ii) each then outstanding warrant to purchase Notes Live common stock will be exchanged (or otherwise amended) for a warrant exercisable (at an exercise price adjusted to reflect to the Exchange Ratio) to acquire that number of shares of Fresh Vine common stock equal to the number of warrant shares multiplied by the Exchange Ratio, and (iii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the Merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the Exchange Ratio. Each share of Fresh Vine common stock and each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the Merger will remain outstanding in accordance with its terms and such shares of Fresh Vine common stock, options and warrants will be unaffected by the merger (subject adjustment based on the proposed Reverse Split described below).

As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the Fresh Vine common stock satisfying the initial listing standards of the NYSE American stock exchange and the exchange ratio in the Merger being as near to one as reasonably practicable (i.e., so that each share of Notes Live capital stock will be exchanged in the Merger for approximately one share of Fresh Vine common stock) (the “Reverse Split”).

FRESH VINE WINE, INC.
Notes to Financial Statements
December 31, 2023 and 2022

15. SUBSEQUENT EVENTS (cont.)

At the effective time of the Merger, the board of directors of Fresh Vine is expected to consist of seven members, all of whom will be designated by Notes Live.

Consummation of the Merger is subject to certain closing conditions, as described in the Merger Agreement.

The Merger Agreement contains certain termination rights of each of Fresh Vine and Notes Live. Upon termination of the Merger Agreement under specified circumstances, Fresh Vine may be required to pay Notes Live a termination fee of $1.0 million and/or reimburse Notes Live’s expenses up to a maximum of $500,000, and Notes Live may be required to pay Fresh Vine a termination fee of $1.0 million, reimburse Fresh Vine’s expenses up to a maximum of $500,000, and/or, at the election of Fresh Vine, redeem the Fresh Vine Equity Investment at the same price per share as the purchase price paid by Fresh Vine therefor.

Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain 10% or greater shareholders of Notes Live (solely in their respective capacities as Notes Live shareholders) holding approximately 42% of the outstanding shares of Notes Live capital stock entitled to vote have entered into voting and support agreements with Fresh Vine to vote, among other things, all of their shares of Notes Live capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any alternative acquisition proposals (the “Notes Live Support Agreements”), and (b) certain officers, directors and stockholders of Fresh Vine have entered into voting and support agreements with Notes Live to vote, among other things, all of their shares of Fresh Vine capital stock in favor of the Fresh Vine Shareholder Matters and against any alternative acquisition proposals (the “Fresh Support Agreements”, and together with the Notes Live Support Agreements, the “Support Agreements”).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Notes Live, Inc. and Subsidiaries
Colorado Springs, Colorado

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Notes Live, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2023.

Jericho, New York
February 26, 2024, except for Note 13, as to which the date is March 29, 2024

NOTES LIVE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	As of December 31,
	2023	2022
ASSETS
Current assets
Cash	$20,201,104	$23,470,734
Inventories	185,746	87,155
Prepaid expenses and other current assets	209,215	297,794
Total current assets	$20,596,065	$23,855,683
Other assets
Property and equipment, net	57,737,763	23,983,216
Intangible assets, net	277,995	344,715
Operating lease right-of-use assets, net	3,685,980	3,939,046
Investments in related parties	550,000	625,603
Security and other deposits	375,904	150,000
Total other assets	$62,627,642	$29,042,580
Total assets	$83,223,707	$52,898,263

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$2,565,460	$1,820,201
Accrued expenses	698,369	362,237
Accrued payroll and payroll taxes	331,457	404,999
Deferred revenue	764,081	127,291
Current portion of operating lease liabilities	230,952	437,915
Current portion of long-term debt	325,245	338,658
Total current liabilities	$4,915,564	$3,491,301

Long-term portion of operating lease liabilities	3,646,385	3,658,323
Long-term licensing liability	1,500,000	—
Long-term debt, net of current portion	11,182,073	6,988,502
Total liabilities	$21,244,022	$14,138,126
Commitments and contingencies
Stockholders’ Equity
Class A common stock, $0.001 par – 5,000,000 authorized, 0 and 275,000 issued and outstanding at December 31, 2023 and at December 31, 2022*	—	275
Class B common stock, $0.001 par – 30,000,000 authorized, 1,959,445 issued and outstanding at December 31, 2023 and 18,297,555 issued and outstanding at December 31, 2022*	1,960	18,298
Class C common stock, $0.001 par – 50,000,000 authorized, 30,306,030 and 0 issued and outstanding at December 31, 2023 and at December 31, 2022*	30,306	—
Preferred stock, $0.001 par – 5,000,000 authorized, none issued or outstanding	—	—
Additional paid-in capital	47,743,085	22,445,530
Accumulated deficit	(17,021,453)	(6,496,980)
	$30,753,898	$15,967,123
Treasury Stock, at cost – 76,245 and 0 shares at December 31, 2023 and December 31, 2022*	(76)	—
Total Notes Live, Inc. and subsidiaries equity	30,753,822	15,967,123
Non-controlling interest	31,225,863	22,793,014
Total stockholders’ equity	$61,979,685	$38,760,137
Total liabilities and stockholders’ equity	$83,223,707	$52,898,263

____________

*        The common stock share amounts were adjusted retrospectively to reflect the 5-for-1 stock split on November 3, 2023.

See notes to accompanying audited consolidated financial statements.

NOTES LIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in US Dollars)

	For the year ended December 31,
	2023	2022
Revenues
Restaurant and other revenue	$9,522,523	$6,809,218
Event center and other revenue	3,075,141	1,847,649
Total revenues	12,597,664	8,656,867
Operating costs
Food and beverage	2,216,359	1,491,951
Event center	1,072,909	767,065
Labor	3,667,095	2,421,444
Rent	815,233	676,175
Operating expenses	14,081,000	6,887,768
Depreciation and amortization	1,877,236	1,176,552
Total operating costs	23,729,832	13,420,955

Loss from operations	$(11,132,168)	$(4,764,088)

Other income (expense), net
Interest expense	(331,674)	(397,120)
Interest income	20,152	12,149
Shuttered Venue Grant	—	210,378
Loss on extinguishment of debt	—	(3,395,046)
(Loss) gain on sale of investments, net	(75,603)	197,812
Other income	132,500	117,582
Total other expense, net	$(254,625)	$(3,254,245)

Net loss	$(11,386,793)	$(8,018,333)

Net loss attributable to non-controlling interests	(862,320)	(1,094,584)

Net loss attributable to common shareholders	$(10,524,473)	$(6,923,749)

Weighted average number of shares of Class A common stock, outstanding, basic and diluted*	136,301	275,000
Basic and diluted net income (loss) per share of Class A common stock	$(0.39)	$(0.45)

Weighted average number of shares of Class B common stock, outstanding, basic and diluted*	16,640,620	15,008,238
Basic and diluted net income (loss) per share of Class B common stock	$(0.39)	$(0.45)

Weighted average number of shares of Class C common stock, outstanding, basic and diluted*	10,106,179	—
Basic and diluted net income (loss) per share of Class C common stock	$(0.39)	$—

____________

*        The numbers of weighted averaged outstanding common shares — Basic and Diluted, were adjusted retrospectively to reflect the 5-for-1 split on November 3, 2023.

See notes to accompanying audited consolidated financial statements.

NOTES LIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in US Dollars)

	Stockholders’ Equity						Additional Paid-In Capital	Accumulated Deficit	Treasury Stock		Total Notes Live, Inc. Equity (Deficit)	Non- Controlling Interests	Total Equity (Deficit)
	Class A Common Stock		Class B Common Stock		Class C Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			Number of Shares	Amount
Balances at December 31, 2021	275,000	$275	8,558,815	$8,559	—	$—	$3,263,433	$(1,987,491)	—	$—	$1,284,776	$(197,194)	$1,087,582
Net loss from January 1, 2022 through April 5, 2022	—	—	—	—	—	—	—	(426,769)	—	—	(426,769)	$(42,154)	(468,923)
Conversion from LLC to C Corp	—	—	—	—	—	—	(2,653,608)	2,414,260	—	—	(239,348)	239,348	—
Conversion of promissory notes to equity	—	—	2,121,905	2,122	—	—	7,636,732	—	—	—	7,638,854	—	7,638,854
Exercise of warrants	—	—	57,085	57	—	—	6,793	—	—	—	6,850	—	6,850
Contributions, net of equity issuance fees	—	—	2,066,670	2,067	—	—	4,400,486	—	—	—	4,402,553	—	4,402,553
Equity issued for purchase of subsidiary	—	—	5,488,080	5,488	—	—	8,818,020	—	—	—	8,823,508	—	8,823,508
Equity issued for services	—	—	5,000	5	—	—	14,995	—	—	—	15,000	—	15,000
Equity based compensation	—	—	—	—	—	—	958,679	—	—	—	958,679	—	958,679
Interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	23,845,444	23,845,444
Net loss from April 6, 2022 through December 31, 2022	—	—	—	—	—	—	—	(6,496,980)	—	—	(6,496,980)	(1,052,430)	(7,549,410)
Balances at December 31, 2022	275,000	$275	18,297,555	$18,298	—	$—	$22,445,530	$(6,496,980)	—	$—	$15,967,123	$22,793,014	$38,760,137
Issuance of shares, net of equity issuance fees	—	—	4,885,600	4,885	207,250	207	16,690,088	—	—	—	16,695,180	—	16,695,180
Exercise of warrants	66,665	67	2,085	2	—	—	82,531	—	—	—	82,600	—	82,600
Equity issued for services	—	—	407,610	408	—	—	1,217,422	—	—	—	1,217,830	—	1,217,830
Conversion of Common Stock Class A	(341,665)	(342)	—	—	8,541,625	8,542	(8,200)	—	—	—	—	—	—
Conversion of Common Stock Class B	—	—	(21,633,405)	(21,633)	21,557,155	21,557	152	—	76,245	(76)	—	—	—
Equity based compensation	—	—	—	—	—	—	392,520	—	—	—	392,520	—	392,520
Non-controlling interest issuance of shares	—	—	—	—	—	—	6,923,042	—	—	—	6,923,042	9,826,958	16,750,000
Distributions to non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	(531,789)	(531,789)
Net loss	—	—	—	—	—	—	—	(10,524,473)	—	—	(10,524,473)	(862,320)	(11,386,793)
Balances at December 31, 2023	—	$—	1,959,445	$1,960	30,306,030	$30,306	$47,743,085	$(17,021,453)	76,245	$(76)	$30,753,822	$31,225,863	$61,979,685

See notes to accompanying audited consolidated financial statements.

NOTES LIVE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)

	For the years ended December 31,
	2023	2022
Net loss	$(11,386,793)	$(8,018,333)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity based compensation	392,520	958,679
Equity issued for services	1,217,830	15,000
Loss on extinguishment of debt	—	3,395,046
Amortization of debt discount	4,544	190,289
Non cash lease expense	486,924	611,862
Non cash interest	1,292	13,502
Realized loss on sale of equity method investment	75,603	—
Net loss from equity investment	—	7,417
Depreciation and amortization	1,877,236	1,176,552
Changes in operating assets and liabilities:
Inventories	(98,591)	10,917
Prepaid expenses and other current assets	88,579	(273,134)
Security deposit	(225,904)	(150,000)
Accounts payable	745,259	1,711,469
Accrued expenses	334,840	123,448
Accrued payroll and payroll taxes	(73,542)	234,712
Deferred revenue	636,790	(146,622)
Operating lease liabilities	(452,759)	(561,552)
Licensing liabilities	1,500,000	—
Net cash used in operating activities	$(4,876,172)	$(700,748)
Cash flows from investing activities
Cash acquired from consolidation of subsidiaries	—	4,269,562
Investments in related parties	—	(133,020)
Sales of investments in related parties	—	766,987
Acquisitions, net of cash acquired	—	(1,210,626)
Purchase of property and equipment	(31,165,063)	(8,119,210)
Net cash used in investing activities	$(31,165,063)	$(4,426,307)
Cash flows from financing activities
Proceeds from sale of non-controlling interest equity	16,750,000	18,967,764
Distributions to non-controlling shareholders	(531,789)	—
Proceeds from issuance of convertible promissory notes	—	468,808
Principal payments on long-term debt	(224,386)	(110,911)
Proceeds from ERTC grants	—	459,261
Proceeds from Shuttered Venue Grant	—	210,378
Proceeds from issuance of shares, net of equity issuance fees of $24,167 and $297,446	16,695,180	4,402,553
Proceeds from exercise of warrants	82,600	6,850
Net cash provided by financing activities	$32,771,605	$24,404,703
Net (decrease) increase in cash	(3,269,630)	19,277,648
Cash, beginning	23,470,734	4,193,086
Cash, ending	$20,201,104	$23,470,734
Supplemental disclosure of non-cash operating, investing and financing activities:
Cash paid for interest	$305,168	$51,407
Property acquired via mortgage	$4,400,000	$3,267,000
Acquisition of new operating lease Right-of-Use Assets	$—	$1,443,516
Conversion of debt to equity	$—	$7,638,854

See notes to accompanying audited consolidated financial statements.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Notes Live, Inc. (“NL” or “the Company” formally known as B Entertainment, LLC) is a Colorado corporation formed on March 13, 2017. The Company is a hospitality and entertainment business to which it earns revenues from operating restaurants, hosting events, renting event space and operating outdoor amphitheaters. The Company and its subsidiaries operate within the United States of America.

The Company’s registered office is at 1755 Telstar Drive, Suite 501, Colorado Springs, Colorado 80920.

On April 6, 2022, B Entertainment, LLC filed a certificate of conversion, whereby B Entertainment, LLC effected a corporate conversion from a Colorado limited liability company to a Colorado corporation and changed its name to Notes Live, Inc. Pursuant to the corporate conversion, units of membership interest in the limited liability company were converted into shares of common stock of the corporation at a conversion ratio of one membership unit for one share of common stock. The corporate conversion was approved by members holding a majority of the outstanding units, and in connection with such conversion, the Company filed a certificate of incorporation and adopted bylaws.

The Company’s subsidiaries and its interests in each are presented below as of December 31, 2023:

Name of Entity	Place of Incorporation	Interest
Notes Live, Inc. (Parent)	Colorado	100%
Bourbon Brothers Holding Company, LLC (“BBH”)	Colorado	100%
Bourbon Brothers Smokehouse and Tavern CS, LLC (“BBST”)	Colorado	100%
Bourbon Brothers Presents, LLC d/b/a Boot Barn Hall (“BBP”)	Colorado	89%
Bourbon Brothers Smokehouse and Tavern GA, LLC (“BBSTGA”)	Georgia	100%
Bourbon Brothers Presents GA, LLC (“BBPGA”)	Georgia	100%
Bourbon Brothers Media, LLC (“BBM”)	Colorado	100%
Notes Holding Company, LLC (“NH”)	Colorado	100%
13141 Notes, LLC d/b/a Notes (“Notes”)	Colorado	100%
Sunset Amphitheater, LLC (“Sunset”)	Colorado	10%
Hospitality Income & Asset, LLC (“HIA”)	Colorado	99%
Sunset on the Stones River, LLC (“Stones”)	Colorado	100%
Bourbon Brothers Licensing, LLC (“BBL”)	Colorado	100%
GA HIA, LLC (“GAHIA”)	Colorado	16%
Notes Live Real Estate and Development, LLC (“NotesRE”)	Colorado	100%
Roth’s Seafood and Chophouse, LLC (“Roth”)	Colorado	100%
Sunset Operations, LLC (“SunsetOps”)	Colorado	100%
Sunset Hospitality Collection, LLC (“SHC”)	Colorado	69%
Notes Hospitality Collection, LLC (“NHC”)	Colorado	100%
Sunset at Broken Arrow, LLC (“BA”)	Colorado	92%
Sunset at Mustang Creek, LLC (“MC)	Colorado	85%
Polaris Pointe Parking, LLC (“PPP”)	Colorado	100%

Bourbon Brothers Holdings Company, LLC (“BBH”) is a holding company designed to own and manage each of the Bourbon Brothers-related operating entities.

Bourbon Brothers Smokehouse and Tavern CS, LLC (“BBST”) is the sole owner and operator of its restaurant operations. The restaurant building is leased from Hospitality Income & Asset, LLC (“HIA”), a majority owned subsidiary, whom the company has a lease with and then purchased a majority of HIA in the year ended December 31, 2022 (refer to Note 7 — Related Party Transactions footnote for further details of this acquisition).

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS (cont.)

Bourbon Brothers Presents, LLC d/b/a Boot Barn Hall (“BBP”) specializes in producing music concerts as well as other types of live entertainment, including comedy acts and speaking engagements. Additionally, BBP utilizes the Boot Barn Hall event venue (“event venue”) to host corporate events and weddings, among other utilizations of the facility. BBP is the sole owner and operator of the Boot Barn Hall event venue facility. The Boot Barn Hall event venue building is leased from HIA, a related party (refer to Note 4 — Leases footnote for further details).

Bourbon Brothers Smokehouse and Tavern GA, LLC (“BBSTGA”) is the sole owner and operator of the restaurant operations. The BBSTGA restaurant building is leased from a related party entity (refer to Note 5 — Leases footnote for further details).

Bourbon Brothers Presents GA, LLC (“BBPGA”) is the Company’s concert and event venue in Gainesville, Georgia, currently under construction, specializing in producing music concerts as well as other types of live entertainment, including comedy acts and speaking engagements. Additionally, this concert and event venue facility is utilized to host corporate events and weddings. BBPGA is the sole owner and operator of this facility. This facility is leased from a related party entity (refer to Note 7 — Related Party Transactions footnote for further details).

Bourbon Brothers Media, LLC (“BBM”) is a digital media-focused entertainment company. BBM closed in 2023.

Bourbon Brothers Licensing, LLC (“BBL”) BBL is designed to exclusively serve as the entity which licenses the Bourbon Brothers brand.

Notes Holding Company, LLC (“NH”) is a pass-through entity established to hold the Company’s equity interests in various subsidiaries.

13141 Notes, LLC (“Notes”) is the restaurant operating entity, managing the Notes Bar (formally known as Buttermilk Eatery, LLC which updated its name on August 8, 2022), located in Colorado Springs, Colorado, which opened in June 2020.

Sunset Amphitheater, LLC (“Sunset”) is a hospitality-focused music venue located in Colorado Springs. This venue is currently under construction.

Hospitality Income & Asset, LLC (“HIA”) was acquired by the Company on April 1, 2022 and owns the land and buildings for which both BBST and BBP currently use from existing lease arrangements.

Sunset on the Stones River, LLC (“Stones”) is a newly developed fully integrated Notes Live entertainment complex in Tennessee. This location is not yet under construction.

GA HIA, LLC (“GAHIA”) is the Colorado-based entity that holds the Company’s Georgia based operations.

Notes Live Real Estate and Development, LLC (“NotesRE”) holds title to certain Company real estate assets.

Roth’s Seafood and Chophouse, LLC (“Roth Seafood”) is a restaurant adjacent to The Sunset amphitheater. This location is slated to open when construction is completed which is anticipated in 2024.

Sunset Operations, LLC (“Sunset Ops”) is the operating entity that manages the Sunset amphitheater operations and is slated to open when construction is completed which is anticipated in 2024.

Notes Hospitality Collection, LLC (“NHC”) is the operating entity that manager the venue rentals and 1,200 additional seating to view the concerts and shows at Sunset Ops and is slated to open when construction is completed which is anticipated in 2024.

Sunset Hospitality Collection, LLC (“SHC”) is the entity that owns the venue that includes Roth Seafood and NHC and is currently under construction.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS (cont.)

Sunset at Broken Arrow, LLC (“Sunset BA”) is a hospitality-focused music venue located in Broken Arrow, OK and has not yet begun construction.

Sunset at Mustang Creek, LLC (“Sunset MC”) is a hospitality-focused music venue located in Mustang Creek, OK and has not yet begun construction.

Polaris Pointe Parking, LLC (“PPP”) owns the land for parking at SHC and Sunset Ops and has not yet begun construction.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, these consolidated financial statements reflect all adjustments, which include only normal, recurring adjustments that are necessary to present fairly the Company’s results for the periods presented.

Risks and Uncertainties

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations regarding future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

Significant estimates made by management include, but are not limited to: economic lives of leased assets; impairment assessment of long- lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies including tax contingencies; valuation allowances for deferred income tax assets; estimates of fair value of identifiable assets and liabilities acquired in business combinations; and estimates of fair value used in the private stock valuations used for equity based compensation and warrants.

The Company has been subject to risks and uncertainties as a result of the global COVID-19 pandemic. These include federal, state and local restrictions on restaurants, some of which limited capacity or seating in the dining rooms while others allowed to-go or curbside service only. As of December 31, 2023, our company locations in Colorado and Georgia were operating without restriction.

Liquidity and Capital Resources

The Company has devoted substantially all of its efforts to developing its business plan, raising capital, and opening and operating its restaurants and event venues in Colorado, Georgia, Tennessee, Oklahoma and Texas. The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business.

The accompanying consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. As of the issuance of these financials, management has concluded there is no substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The Company had an accumulated deficit of $17,021,453 and $6,496,980 as of December 31, 2023 and December 31, 2022, respectively and generated negative cash flows from operations of $4,876,172 and $700,748 during the years ended December 31, 2023 and 2022, respectively. These conditions raised substantial doubt

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

about the Company’s ability to continue as a going concern; however, based on management’s plan, as described below, such substantial doubt has been alleviated. The Company believes that cash on hand, and the improved profitability in 2024 from the operating entities in Colorado Springs, Colorado and Gainesville, Georgia, along with the anticipated opening of Sunset Amphitheater in August 2024 will allow the Company to continue its business operations, as well as additional capital raising and debt financing in 2024, will allow the Company to continue its business operations.

The Company’s continued implementation of its business plan to add additional locations is dependent on its future engagement in strategic locations, real estate transactions, capital raising, and debt financing. If the Company is unable to enter into strategic transactions, the Company may be required to delay its business plan implementation for future expansion, which would have a material adverse impact on the Company’s growth plan.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries and variable interest entities. All intercompany accounts and transactions have been eliminated upon consolidation. Investments for which the Company exercises significant influence but does not have control are accounted for under the equity method. See “Investments in related parties” for further discussion.

Fair Value Measurements

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The levels of the fair value hierarchy are as follows:

•        Level 1 — fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•        Level 2 — fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•        Level 3 — fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, payables and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. Balances due to and due from related parties do not have specific repayment dates and are payable on demand, thus are also considered current and short-term in nature, hence carrying value approximates fair value and are included in current assets or liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of December 31, 2023 and 2022, the Company did not have any cash equivalents. Cash balances can exceed federally insured limits.

Inventories

Inventories, consisting principally of food, beverages and supplies, are stated at the lower of cost (determined by the first-in, first-out method) or net realizable value. The Company reviews inventory on a weekly basis and determines if slow-moving or obsolete inventory exists. No allowance is deemed necessary as of December 31, 2023 and 2022.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments in related parties

The Company currently accounts for certain investments using a practical expedient to measure these investments that do not have a readily determinable fair value in accordance with Accounting Standards Codification (“ASC”) 321, Investments — Equity Securities; ASC 325, Investments — Other; ASC 810, Consolidation; and ASC 820, Fair Value Measurement. The investments are initially recognized at cost. Any income or loss from these investments are recognized on the consolidated statements of operations, net of operating expenses. The carrying value of the Company’s investments are assessed for indicators or impairment at each balance sheet date. Under this method of accounting, the investment is derecognized once the Company’s interest in the investment is sold or impaired. Upon sale, any proportionate gain or loss is recognized in the consolidated statement of operations as other income.

The Company had one investment during 2022 and 2023, until it disposed of it on December 31, 2023, that it accounted for using the equity method as described in ASC 323, Investments — Equity Method and Joint Ventures where the investment was initially recorded as an asset on the balance sheet at its initial cost. This investment was adjusted each reporting period by the Company through the income statement for the income or loss for its proportionate share of investment. See Note 6 — Investments in Related Parties and Note 7 — Related Party Transactions for further discussion.

Property and Equipment

Property and equipment are recorded at historical cost net of accumulated depreciation and amortization, write-downs and impairment losses. Property and equipment are recorded as construction in progress until they are placed in service, and are depreciated or amortized once placed in service. Depreciation and amortization are calculated on a straight-line basis over the following periods:

The estimated useful lives are:

Leasehold improvements	Shorter of lease term or useful life
Furniture, fixtures and equipment	2 – 10 years
Buildings	Up to 40 years

Property and equipment costs directly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major improvements and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and amortization and the related gain or loss are reflected in earnings.

Intangible Assets

Intangible assets with a finite life are recorded at cost and are amortized on a straight-line basis over estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The Company currently has naming rights that are amortized on a straight-line basis over six years.

The Company reviews the carrying values of its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group might not be recoverable.

Impairment Assessment of Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An evaluation for impairment is performed at the lowest level of identifiable cash flows. An impairment loss is recognized in an amount equal to the excess of the carrying value over the estimated fair value. No impairment loss was recognized during the years ending December 31, 2023 and 2022.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) ASC 606, Revenue from Contracts with Customers. This ASC requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied. The Company recognizes revenue from restaurant sales when food and beverage products are transferred to the customer. Revenue from a venue rental, concert or show is recognized when the event, concert or show occurs. Amounts collected in advance of the event are recorded as deferred revenue until the event occurs. Amounts collected from sponsorship agreements, which are not related to a single event, are classified as deferred revenue and recognized over the term of the agreements as the benefits are provided to the sponsors. As of December 31, 2023, 2022 and 2021, deferred revenue totaled $764,081, $127,291 and $190,580, respectively. There are no refunds or allowance for refunds in accordance with the Company’s reservation policies, which do not allow for, except in limited circumstances.

Leases

The Company accounts for its leases in accordance with ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded in the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term, including any renewal options that are likely to be exercised, at the rate implicit in the lease. Lease liabilities are increased by the principal amount due and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election and expenses payments on these short-term leases as they are made.

Long-term Licensing Liability

The Company accounts for the licensing of its hospitality fire pit suites of Notes Hospitality Collection as a long-term licensing liability. The deposits of $100,000 and fully prepaid licenses of $200,000 are recognized in this account. The amortization of these liabilities will start to be recognized when NHC opens its suites fully after construction is expected to be completed by December 2024 or early 2025.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying consolidated statements of operations. Total advertising expenses were approximately $2,541,156 and $1,008,826 for the years ended December 31, 2023 and 2022, respectively.

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are recorded as reductions of long-term debt and are amortized over the term of the related debt. Amortization of debt issuance costs of $4,544 and $5,074 for the years ended December 31, 2023 and 2022, are included in interest expense in the accompanying consolidated statements of operations.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Equity Issuance Costs

Equity issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the future raising of additional capital to be performed within one year. These costs are netted against additional paid-in capital as a cost of the stock issuance upon closing of the respective stock placement. During the years ended December 31, 2023 and 2022, equity issuance costs of $24,167 and $297,446 of were netted against stockholders’ equity as a cost of stock issued.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability, and whether the warrants meet all the requirements for equity classification, including whether the warrants are indexed to the Company’s own stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent balance sheet date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of stockholders’ equity at the time of issuance.

Other Income

SBA Shuttered Venue Grant

In 2022, the Company secured a Shuttered Venue Operators Grant (the “SVOG”) from The U.S. Small Business Administration (“SBA”) COVID-19 Relief Programs under its assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Under the terms of the SVOG, recipients are not required to repay the funding as long as funds are used for eligible uses by the dates specified by the program.

Income Taxes

In 2022 the Company restructured as a corporation and is subject to federal and state income taxes. A proportional share of the Company’s subsidiaries’ provisions are included in the consolidated financial statements. Deferred income tax assets and liabilities are computed for differences between the asset and liability method and financial statement amounts that will result in taxable or deductible amounts in the future. The Company computes deferred balances based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income.

A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations is considered. If the Company determines it will be able to realize the deferred tax assets for which a valuation allowance had been recorded, then it will adjust the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions.

Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) an assessment is made as to whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax benefit.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is a C corporation (“C Corp”), however, the Company’s subsidiaries are limited liability companies (“LLC’s”), filing as individual partnerships. As an LLC, management believes that these companies are not subject to income taxes, and such taxes are the responsibility of the respective members. The subsidiaries’ LLCs are still in place, with the parent company filing as a corporation for 2023 and 2022 and will report its portion on a Form 1120. Prior to the conversion to a C Corp in 2022, the Company filed as an LLC partnership. The expenses to convert to a corporation in 2022 were immaterial and expensed as incurred.

Non-controlling Interest

The non-controlling interest represents capital contributions, income and loss attributable to the owners of less than wholly owned consolidated entities and are reported in equity. A summary of the Company’s non-controlling interests for the years ended December 31, 2023 and December 31, 2022 is as follows:

	BBPCO	Notes	GAHIA	HIA	Sunset CO	Sunset TN	Sunset MC	Sunset BA	SHC	Total
Balance at December 31, 2021	(189,510)	(7,684)	—	—	—	—	—	—	—	(197,194)
Net loss attributable to Non-Controlling Interest 1/1/22-4/5/22	11,294	—	(26,321)	—	(27,127)	—	—	—	—	(42,154)
Conversion from LLC to C Corp	—	—	—	239,348	—	—	—	—	—	239,348
Net loss attributable to Non-Controlling Interest 4/6/22-12/31/22	33,881	—	(440,000)	(8,540)	(625,824)	(11,947)	—	—	—	(1,052,430)
Interest in Subsidiaries	3	7,684	7,107,320	395,437	16,050,000	285,000	—	—	—	23,845,444
Balance at December 31, 2022	(144,332)	—	6,640,999	626,245	15,397,049	273,053	—	—	—	22,793,014
Net income (loss) attributable to Non-Controlling Interest 1/1-12/31/23	25,888	—	76,621	(11,131)	(899,567)	—	(34,512)	(5,678)	(13,941)	(862,320)
Non-controlling interest issuance of shares	—	—	260,355	—	7,123,273	—	323,165	52,784	2,067,380	9,826,958
Distributions to non-controlling shareholders	—	—	(244,732)	(14,004)	—	(273,053)	—	—	—	(531,789)
Balance at December 31, 2023	(118,444)	—	6,733,243	601,110	21,620,755	—	288,653	47,106	2,053,439	31,225,863

Segment Reporting

The Company considers our restaurant and event center operations as similar, in close proximity, and have aggregated them into a single reportable segment. Revenue from customers is derived principally from food and beverage services with a portion being served in conjunction with live entertainment. Our chief operating decision maker (the “CODM”) is the Chief Executive Officer. The CODM makes operating performance assessment and resource allocation decisions on a consolidated basis. The CODM does not receive discrete financial information about asset allocation, expense allocation or profitability by product or geography.

Recently Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment, net, were as follows:

	As of December 31, 2023	As of December 31, 2022
Leasehold Improvements	$160,738	$95,577
Furniture and equipment	4,064,928	1,345,780
Land and buildings	39,381,977	13,384,885
Construction in progress	17,678,116	10,894,355
	$61,285,759	$25,720,597
Accumulated depreciation	(3,547,996)	(1,737,381)
	$57,737,763	$23,983,216

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2023 and 2022 were $1,810,516 and $1,176,552, respectively.

NOTE 4 — INTANGIBLES

Intangible assets subject to amortization consist of the following:

	Useful Life	December 31,
		2023	2022
Naming rights	6 years	$400,314	$400,314
Accumulated amortization		(122,319)	(55,599)
Intangible assets, net		$277,995	$344,715

The asset was put into use in 2023. Amortization expense relating to the intangible assets for the years ended December 31, 2023 and 2022 was $66,720 and $55,599 respectively. The estimated amortization expense for the periods subsequent to December 31, 2023 is as follows:

The estimated amortization expense for the periods after December 31, 2023 is as follows:

2024	$66,719
2025	66,719
2026	66,719
2027	66,719
2028	11,119
$277,995

NOTE 5 — LEASES

The Company leases the properties used for its restaurants and venue space.

Through March 31, 2022, the Company leased the land and buildings used in BBST and BBP operations from HIA. On April 1, 2022, the Company purchased a controlling interest in the equity of HIA. Accordingly, the impact of the lease is eliminated in the consolidated financial statements.

Notes in Colorado Springs leases its property from 13141 BP, LLC (“13141 BP), a related party (refer to Note 7 — Related Party Transactions footnote for further details). The lease is structured as a triple net (“NNN”) lease, which this type of lease includes costs of maintenance, repairs, operations, taxes and insurance, with annual rents of $90,000 during 2023 and 2022. Base rent increases by 10% every five years through rent escalators in the lease. The initial term of the lease is 10 years with two, five-year renewal options which will give the Company the ability to extend the lease on identical terms and control the property for up to 20 years.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 5 — LEASES (cont.)

The Company leases its office space from an unrelated party. The lease is until November 30, 2029 and escalates in base rent by 1.3% each year.

Total rent expense related to leased assets including short-terms leases and variable costs was $1,061,427 and $684,895 for the years ended December 31, 2023 and December 31, 2022, respectively.

The following table shows balance sheet information related to the operating leases:

Balance Sheet Information	Classification	As of December 31,
		2023	2022
Assets
Operating lease right-of-use assets, net	Operating Leases	$3,685,980	$3,939,046
Liabilities
Current portion of operating lease liabilities	Operating Leases	$230,952	$437,915
Long-term portion of operating lease liabilities	Operating Leases	3,646,385	3,658,323
Total lease liabilities		$3,877,337	$4,096,238

As of December 31, 2023, the future minimum lease payments of existing operating lease liabilities are as follows:

2024	$449,699
2025	452,734
2026	477,645
2027	480,680
2028	483,716
Thereafter	3,340,248
Total lease payments	$5,684,722
Less: imputed interest	(1,807,385)
Present value of lease liabilities	$3,877,337
Weighted-average remaining lease term (years)	13.25
Weighted-average discount rate	6.00%

NOTE 6 — INVESTMENTS IN RELATED PARTIES

The Company has non-controlling interest investments in related parties. Accordingly, the Company utilizes the guidance stated in ASC 323, Investments — Equity Method and Joint Ventures to account for applicable transactions. These investments lack readily determinable fair values. Consequently, these investments are accounted for under the practical expedient at cost minus impairment plus any changes in observable price changes from an orderly transaction of similar investments. An adjustment to the recognized value of the investment is not made if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value. Any income or loss from these investments is recognized in the consolidated statements of operations, net of operating expenses. These investments are reviewed at each balance sheet date for impairment. The activity related to these investments for the years ended December 31, 2023 and December 31, 2022 follows:

	Roth Industries LLC	Hospitality Income & Asset, LLC	13141 BP, LLC	1820 Jet Stream LLC	War Hippies LLC	Total
Balance at January 1, 2022	$500,000	$116,987	$250,000	500,000	—	$1,366,987
Additions, net	50,000	—	—	—	83,020	133,020
Disposals, net	—	(116,987)	(250,000)	(500,000)	—	(866,987)
Net loss attributable to entity	—	—	—	—	(7,417)	(7,417)
Balance at December 31, 2022	$550,000	$—	$—	—	$75,603	$625,603
Disposals, net	—	—	—	—	(75,603)	(75,603)
Balance at December 31, 2023	$550,000	$—	$—	$—	$—	$550,000

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 7 — RELATED PARTY TRANSACTIONS

The Company owns 550,000 preferred units or 2.0% of Roth Industries, LLC (“Roth Industries”). The Company’s Chairman and CEO is also the founder, manager and Chairman of Roth Industries and is a significant stockholder of the Company. The Company’s officers and directors are also minority equity owners of Roth Industries. The Company currently accounts for this investment based on ASC 325, Investments — Other, under the cost method. In addition, the Company received funds from Roth Industries, totaling $132,500 and $125,000 during the years ended December 31, 2023 and December 31, 2022, respectively, for Roth’s licensing use of the Bourbon Brothers brand in grocery products since the Company holds the exclusive license to use the brand. The amounts received were recorded in other income in the consolidated statements of operations.

On April 1, 2022, the Company purchased 99% of the voting and non-voting units of HIA, from its members. HIA is the entity that owns the land and buildings for BBST and BBP. The transaction is treated as an asset acquisition and accounted for under ASC 805, Business Combinations. Under this methodology the purchase price is allocated to the acquired asset based on their proportionate fair values. The Company purchased these units of HIA for a total purchase price of $10,383,445. The units of HIA were purchased using a combination of cash and equity. Under terms of the purchase agreement, the Company issued 1,097,616 non-voting units and cash payments of $1,459,937. The Company assumed the mortgage related to the properties that was previously held by HIA.

Under the acquisition method of accounting, the total fair value of consideration transferred was allocated as follows as of April 1, 2022:

Consideration
Cash	$1,459,937
Issuance of shares	8,923,508
Fair value of consideration	$10,383,445
Assets acquired and liabilities assumed
Cash	$249,311
Fixed assets	13,384,885
Other non-current assets	36,000
Intangible assets	400,314
Lease receivable	385,115
Accounts payable	(208,429)
Accrued and other current liabilities	(3,671,071)
Non-controlling interests	(192,680)
Net assets acquired	$10,383,445

The Chairman and CEO of the Company is also the founder and manager of 13141 BP. Additionally, the Company owned 9.96% of 13141 BP, LLCs issued and outstanding equity and sold its interest in 13141 BP, LLC to a third party on June 6, 2022, for $250,000. The Company leases property from 13141 BP with annual rent payments of $218,750. HIA had a related party note receivable for the sale of 72,000 Class B Non-Voting shares of the Company as of December 31, 2022, for $36,000, that was received in full on May 31, 2023.

The Company owned 9.1% of 1820 Jet Stream, LLC (“Jet Stream”) and 33.3% of the voting units and sold its interest in Jet Stream on June 6, 2022, to a third party for $700,000, realizing a gain on the investment of $200,000 that is recognized as other income in the consolidated statement of operations for the year ended December 31, 2022. Jet Stream’s assets consist of a single real estate holding from which the operating decisions are controlled via the operation agreement and by the property management. The majority tenant of this single real estate holding is Roth Industries, LLC (“Roth”). The Company does not use any of the real estate in its operations. Centennial Standard Real Estate Company, LLC (“Centennial”) is the manager of Jet Stream. Centennial is jointly owned by the Company’s Chairman and CEO and a director of the Company.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 7 — RELATED PARTY TRANSACTIONS (cont.)

The Company owned 20% of War Hippies, LLC and sold its interest in War Hippies, LLC on December 31, 2023, to the majority owners of War Hippies, realizing a loss on the investment of $75,603 that is recognized as an other expense in the consolidated statement of operations for the year ended December 31, 2023.

NOTE 8 — DEBT

Convertible Promissory Notes

During 2021, the Company issued $3,775,000 in convertible promissory notes (the “July 2021 Notes”), net of issuance costs of $190,285. The Company issued an additional $468,807 in January and February of 2022. The July 2021 Notes had a maturity date of July 26, 2026 and bore interest at a rate of 6.0%. The July 2021 Notes were convertible, at the option of the holder, at a fixed conversion price of $2.50 per unit, into non-voting units. The Company elected to extend the maturity date by 384 days (the “Extension”) provided the Company continues to pay the lender interest during that extension period.

The promissory notes holders were tendered an offer by the Company and all note holders agreed on February 15, 2022, to convert their promissory notes to Class B units of the Company at a value of $0.50 per unit. The $4,243,807 in promissory notes were converted into 8,487,615 non-voting units. The members also elected for the units to split 1-for-20 on February 15, 2022, which brought the value to $10.00 per unit per the conversion and split price. The Company recognized a loss on the extinguishment of the debt of $3,395,046 for the year ended December 31, 2022.

Concurrent with the issuance of the July 2021 Notes, the lenders received 10,000 warrant units for each $100,000 of promissory notes held. A total of 377,500 warrants were issued that provide the holder the option to purchase non-voting units at $2.50 per share, with an additional 46,881 warrants issued in January through February 2022. The warrants expire on July 26, 2024. In accordance with ASC 815-10, Derivatives and Hedging, the warrants were recorded at relative fair value within stockholders’ equity in the accompanying consolidated balance sheets.

Economic Injury Disaster Loan

On May 4, 2020, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to the loan agreement, the principal amount of the EIDL Loan is $500,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Monthly payments of interest only in the amount of $2,437 were to originally commence on May 4, 2021; however, this repayment commencement date was extended by the SBA for 24 months. The EIDL Loan matures 30 years from the date of the note agreement, at which time all remaining unpaid principal and interest are due. As of December 31, 2023 and 2022, the principal balance of $500,000 remains outstanding.

Long-term bank debt

On April 1, 2022, when the Company purchased the majority of equity interests of HIA. In this transaction, the Company became a guarantor of HIA’s mortgage on the properties used in BBST and BBP operations. The mortgage accrues interest at 5.5% and matures on July 10, 2031. The balance at December 31, 2023 and 2022 was $3,404,225 and $3,560,160. This mortgage is collateralized by the BBSTCO and BBP land and buildings.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 8 — DEBT (cont.)

On December 21, 2022, the Company closed on a deed of land with the City of Murfreesboro, Tennessee, for the Company to develop a Bourbon Brothers Smokehouse and Tavern, Boot Barn Hall and an amphitheater on 20.13 acres parcel for $3,267,000. The Company has a loan with the City of Murfreesboro for a total amount of $3,267,000 to be paid in 20 equal installments of $163,880 which will begin when the construction is completed for this location which is anticipated in 2026. The outstanding balance at December 31, 2023 and 2022 was $3,267,000. This loan is collateralized by the 20.13 parcel of land.

On May 26, 2022, GAHIA took on a mortgage for the properties used in the BBSTGA and BBPGA operations, with the Company as a guarantor to the mortgage. GAHIA began to draw on this mortgage in early 2023 with the final mortgage amount in place in June 2023. The mortgage accrues interest at 3.95% and matures on May 26, 2043. The balance at December 31, 2023 and 2022 was $4,391,818 and $0. This mortgage is collateralized by the BBSTGA and BBPGA land and buildings.

Long-term debt consists of the following:

	For the period December 31,
	2023	2022
SBA Economic Injury Disaster Loan	$500,000	$500,000
Bank loan	11,007,318	6,827,160
Total	11,507,318	7,327,160
Less: current maturities	325,245	338,658
Long-term debt	$11,182,073	$6,988,502

Future maturities of long-term debt as of December 31, 2023 are as follows:

2024	$325,245
2025	$340,337
2026	$436,878
2027	$533,682
2028	$548,811
Thereafter	$9,322,365
Total long-term debt	$11,507,318

NOTE 9 — EQUITY

Stockholders’ Equity

The Company had two membership classes of units while it was a limited liability company, Class A voting and Class B non-voting. The Class A voting and the Class B non-voting units have identical economic rights to participate in dividends and to the assets of the Company, however, the non-voting units do not provide the holder the right to vote on any matters or otherwise participate in the management of the business and affairs of the Company. On April 6, 2022, when the Company filed to convert from a Colorado LLC to a Colorado C Corp, the Company’s Class A membership units became Class A common stock and the Class B membership units became Class B common stock.

On January 28, 2022, the Company held a special meeting for its members. The members consented that the outstanding convertible promissory note holders may elect to convert their Notes into non-voting units at a price of $0.50 per unit. 100% of the convertible promissory notes elected to convert. The members also elected for the units to split 1-for-20 on February 15, 2022. Additionally, the members elected to allow the exchange of voting units for non-voting units. All voting units were exchanged to non-voting units except 1.1 million units elected to remain as voting units. Post-election on February 15, 2022, and post-split 1-for-20, The Company had 55,000 voting units and 2,136,144 non-voting shares.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 9 — EQUITY (cont.)

In May 2022, the Company began a private placement offering of its Class B shares at $15 per share. As of December 31, 2022, the Company has 55,000 shares of Class A common stock and 3,659,511 shares of Class B common stock issued and outstanding.

On August 7, 2023, the Company allowed the shareholders to convert their Class A and Class B shares into Class C shares at a 1 to 1 basis. The Company has 76,245 shares of treasury stock that it acquired through the acquisition of HIA.

On November 3, 3023, the Company and its shareholders effected a forward split of the Class B and Class shares 5-for-1 and increased the authorized shares of Class C up to 50,000,000 at a par value of $0.001. On that same date, the Company began a private placement offering of its Class C shares at $10 per share. As of December 31, 2023, the Company has 1,959,445 shares of Class B common stock and 30,306,030 shares of Class C common stock issued and outstanding.

NOTE 10 — EARNINGS PER SHARE

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The Company applies the three-class method in calculating earnings per share. Earnings and losses are shared pro-rata between the three classes of shares. The calculation of diluted net income per unit includes the effects of the assumed exercise of any outstanding warrants and convertible debt, except during loss periods as the effect would be anti-dilutive. The shares presented are post-conversion from membership units and post-split from the November 8, 2023 split election.

The following table sets forth the calculation of earnings per membership unit as presented in the accompanying consolidated statements of operations:

	For the Year Ended December 31, 2023
	Class A	Class B	Class C
Basic and diluted net income per share of common stock
Numerator:
Allocation of net loss	$(53,361)	$(6,514,641)	$(3,956,471)
Denominator:
Basic and diluted weighted average shares outstanding	136,301	16,640,620	10,106,179

Basic and diluted net loss per share of common stock	$(0.39)	$(0.39)	$(0.39)

	For the Year Ended December 31, 2022
	Class A	Class B	Class C
Basic and diluted net income per share of common stock
Numerator:
Allocation of net loss	$(124,583)	$(6,799,166)	$—
Denominator:
Basic and diluted weighted average shares outstanding	275,000	15,008,238	—

Basic and diluted net loss per share of common stock	$(0.45)	$(0.45)	$—

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 11 — WARRANTS

The Company grants, to certain of its directors and employees, warrants to purchase units of its membership equity. The Company has also issued warrants through the July 2021 Notes offering.

Following is a summary of the warrant activities during the year ended December 31, 2023 and December 31, 2022:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding, January 1, 2022	540,000	$0.11
Granted	2,515,155	$2.31
Exercised	(57,085)	$0.13
Expired and forfeited	(76,670)	$2.00
Outstanding, December 31, 2022	2,921,400	$0.11
Granted	307,500	$3.39
Exercised	(68,750)	$6.01
Expired and forfeited	(130,320)	$2.56
Outstanding, December 31, 2023	3,029,830	$2.59	3.15

The equity-based compensation cost, related to warrants included as a charge to operating expenses in the consolidated statements of operations, was $392,520 and $958,680 for the year ended December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, there was a total of 1,669,124 warrants exercisable with an aggregate intrinsic value of $20,169,740. As of December 31, 2023, there was $1,256,243 of unrecognized compensation cost related to non-vested warrants. The cost is expected to be recognized over a weighted-average period of less than five years.

The fair value of the warrants was estimated using the Black-Scholes-Merton model using the following inputs:

	2023	2022
Volatility	61.2% to 77.4%	55.0% to 72.5%
Dividends	0.00%	0.00%
Risk-free rate	1.5% to 5.0%	1.1.% to 4.5%
Expected Term (years)	3 – 5	3 – 5

Warrants are equity classified, not liability classified, and are not remeasured at fair value.

NOTE 12 — INCOME TAXES

From the inception of the Company and through December 31, 2021, the Company was taxed as a pass-through partnership entity (a limited liability company) under the Internal Revenue Code and was not subject to federal and state income taxes. Accordingly, no provision had been made. With the conversion of B Entertainment, LLC to Notes Live, Inc., and election to be taxed as a C corporation (The Company applied for this election to be effective January 1, 2022), the Company became subject to U.S. federal income taxes, in addition to state and local income taxes.

The change to a C corporation was treated as a change in tax status resulting in the deferred tax effects of such change being recorded to income from continuing operations on the date the C corporation tax election was effective. The Company recorded a $56,314 net deferred tax benefit related to the remeasurement of its U.S. deferred tax assets and liabilities due to the change in tax status. Additionally, the Company performed an analysis of both

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 12 — INCOME TAXES (cont.)

positive and negative evidence that would support the realizability of the net deferred tax asset as of December 31, 2023 and December 31, 2022. After weighing the objectively verifiable positive and negative evidence, it was determined that a full valuation allowance is necessary as of December 31, 2023 and December 31, 2022.

Components of the provision for income taxes for the year ended December 31, 2023 and December 31, 2022 follows:

	2023	2022
Current benefit	$—	$—
Deferred benefit – conversion to corporation	—	(56,314)
Change in deferred benefit through December 31	(2,563,120)	(868,621)
Income tax benefit	$(2,563,120)	$(924,935)
Less valuation allowance	2,563,120	924,935
Provision for income taxes	$—	$—

Following the conversion of B Entertainment, LLC to Notes Live, Inc. on April 6, 2022, the Company will begin filing federal and state returns where required.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2023 and December 31, 2022:

	2023		2022
	Total	Tax Rate	Total	Tax Rate
Income tax benefit at federal statutory rate	$(2,391,227)	21.0%	$(1,683,850)	14.8%
Non-controlling interest	181,088	-1.6%	$229,863	-2.0%
Debt issuance costs – debt converted to equity	—	0.0%	38,894	-0.3%
Impact of change in tax status	—	0.0%	(56,314)	0.5%
Inducement premium on conversion of debt to equity	—	0.0%	712,960	-6.3%
SBA Shuttered Venue Operators Grant	—	0.0%	(44,179)	-0.4%
Entertainment and meals	11,025	-0.1%	1,050	0.0%
State and local income taxes net of federal tax benefit	(364,006)	3.2%	(123,359)	1.1%
Valuation allowance	2,563,120	-22.5%	924,935	-8.1%
Provision for income taxes	$—	0.0%	$—	0.0%

The Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2023 and 2022.

NOTE 13 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the issuance of the consolidated financial statements at March 29, 2024 and identified the following:

On January 17, 2024, the Company entered into a promissory note (“Note”) with KWO, LLC (“KWO”), to accrue interest at 8.75% per annum, for draws to occur between March to May 2024 to be used towards Sunset construction. Interest is to be paid monthly and the maturity date is one year from the date of the first draw. At any time during the period commencing June 1, 2024 and continuing until the date on which the Note is paid in full, KWO may convert the outstanding Note into Company shares of equivalent value. The Holder of the Note, along with Mr. JW Roth, both personally guarantee the Note at a fee equal to 1% of the promissory note balance. As consideration of the personal guarantees, the Company has granted a three-year warrant to purchase 500,000 Notes Live shares at $10 per share for both the Holder and Mr. Roth.

NOTES LIVE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 13 — SUBSEQUENT EVENTS (cont.)

Notes Live and Live Nation Worldwide, Inc. (“Live Nation”) entered into the Live Nation Operating Agreement on January 22, 2024 in connection with the ownership and operation of The Sunset location in Broken Arrow, Oklahoma in the Tulsa market. Pursuant to the Live Nation Operating Agreement, the Company is the owner of The Sunset and Live Nation is the operator. The Company is responsible for constructing The Sunset venue. Live Nation will book acts at and operate the venue. At the end of each show, the net profit will be split between the parties in accordance with the terms of the agreement. The agreement is for 10 years with two, five-year renewals.

On January 29, 2024, the Company announced it executed a definitive merger agreement with Fresh Vine Wine, Inc. (“Fresh Vine”) and is anticipated to close in June 2024. The Transaction will be an all-stock transaction. Specifically, at the closing of the Transaction, Fresh Vine will issue shares of its common stock to Notes Live shareholders pursuant to a formula intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company. The respective percentages will be based on agreed upon relative valuations in which Notes Live is being valued at $350 million, plus the amount of gross proceeds raised by Notes Live in its current equity offering of up to $50 million, and Fresh Vine is being valued at $18 million. The percentage of the combined company that Fresh Vine stockholders will own upon the closing of the merger is subject to adjustment based on the amount of Fresh Vine’s net cash at the time of closing.

On March 5, 2024, the Company filed Articles of Amendment to its Articles of Incorporation, pursuant to which Notes Live created a class of stock for 60,000,000 shares with a par value of $0.001 per share are denominated as “Class D Voting Common Stock”. Except for any difference in voting privileges, or any differing contractual rights or limitations assigned or afforded to a specific series of stock in connection with a merger, acquisition or strategic transaction, the shares of Class A Voting Common Stock, Class B Non-Voting Common Stock, Class C Voting Common Stock, and Class D Voting Common Stock have the same preferences, limitations, and relative rights in all other respects. Each holder of Class A Voting Common Stock shall be entitled to 250 votes per share of Class A Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote. Each holder of Class C Voting Common Stock shall be entitled to one vote per share of Class C Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote. Each holder of Class D Voting Common Stock shall be entitled to one vote per share of Class D Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote. Except as required by law, holders of the Class B Non-Voting Common Stock shall have no voting power with respect to their shares of Class B Non-Voting Common Stock and the shares of Class B Non-Voting Common Stock shall not be entitled to vote on any matter submitted to the shareholders.

On March 12, 2024, the Company entered into a preliminary agreement with the City of McKinney, Texas through a joint effort by the City of McKinney, the McKinney Economic Development Corporation (the “MEDC”), and the McKinney Community Development Corporation (“MCDC”). Pursuant to Notes Live’s public-private partnership with the City of McKinney, Notes Live will develop The Sunset McKinney on a 46-acre tract of land that is owned by the MEDC. Given that one of the MCDC’s strategic initiatives is to support the development of destination-entertainment facilities in McKinney, the MCDC has announced that it expects to make a financial investment in The Sunset McKinney’s development. Notes Live anticipates that construction of The Sunset McKinney will being in late 2024, with the amphitheater expected to be concert-ready in the second quarter of 2026. With a seating capacity of more than 20,000, The Sunset McKinney will be Notes Live’s largest venue to date. For the City of McKinney, partnering with Notes Live to develop The Sunset McKinney will represent a potential investment in the community in excess of $220 million.

The Company had additional sales of its private equity offering of its Class C shares through March 29, 2024. The Company raised an additional $20,087,500 for a total of 2,008,750 shares, which all have converted to Class D shares.

Annex A — Agreement and Plan of Merger (as amended)

Annex A-1

Annex B — Articles of Amendment for Name Change

Fresh Vine Wine, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies as follows:

FIRST:    That the Board of Directors of the Corporation adopted resolutions setting forth the proposed amendment to the Articles of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders in accordance with Section 78.390 of the Nevada Revised Statutes (the “NRS”). The resolution setting forth the proposed amendment is as follows:

“RESOLVED, Article 1 shall be amended to state that the entity name of the Corporation is Notes Live Holding Corp.”

SECOND:    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: ________

THIRD:    That except as amended hereby, the provisions of the Articles of Incorporation shall remain in full force and effect.

FOURTH:    These Articles of Amendment shall be effective as of ______________, 2024.

Annex B-1

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer of this Corporation, has executed these Articles of Amendment to the Corporation’s Articles of Incorporation as of ______________, 2024.

FRESH VINE WINE, INC.
By:
Michael Pruitt
Chief Executive Officer

Annex B-2

Annex C — Certificate of Amendment for the Reverse Stock Split

FORM OF CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
FRESH VINE WINE, INC.

Fresh Vine Wine, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies as follows:

FIRST:    That the Board of Directors of the Corporation adopted resolutions setting forth the proposed amendment to the Articles of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders in accordance with Section 78.390 of the Nevada Revised Statutes (the “NRS”). The resolution setting forth the proposed amendment is as follows:

“RESOLVED, the first paragraph of Section 8.1 of Article 8 shall be amended and restated to read in its entirety as follows:

“8.1           Authorized Stock.

(a)    The total number of shares of all stock which the Corporation shall have authority to issue is 175,000,000 shares, consisting of (i) 150,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) 25,000,000 shares, par value $0.001 per share, designated as preferred stock (the “Preferred Stock”).

(b)    On the effective date of these Articles of Amendment, the Corporation will effect a reverse stock split (the “Reverse Stock Split”) of its outstanding Common Stock pursuant to which every ________ (___) issued and outstanding shares of Common Stock (the “Old Common Stock”) shall be reclassified and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 (the “New Common Stock”). Each certificate representing shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby. No fractional shares of the Corporation’s New Common Stock shall be issued as a result of the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share of New Common Stock, the Corporation shall issue one whole share in lieu of such fractional share. The Reverse Stock Split shall not change the total number of shares of stock that the Corporation shall have authority to issue pursuant to Section 8.1(a) of these Articles of Incorporation of Incorporation. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Old Common Stock are surrendered to the Corporation or its transfer agent.”

SECOND:    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: ________

THIRD:    That except as amended hereby, the provisions of the Articles of Incorporation shall remain in full force and effect.

FOURTH:    These Articles of Amendment shall be effective as of ______________, 2024.

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IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer of this Corporation, has executed these Articles of Amendment to the Corporation’s Articles of Incorporation as of ______________, 2024.

FRESH VINE WINE, INC.
By:
Michael Pruitt
Chief Executive Officer

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Annex D — Form of Notes Live Support Agreement

FORM OF
VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2024, is entered into by and among Fresh Vine Wine, Inc., a Nevada corporation (“Parent”), FVW Merger Sub, Inc., a Colorado corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the undersigned shareholder (“Shareholder”) of Notes Live, Inc., a Colorado corporation (the “Company”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

A. Parent, Merger Sub and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) all outstanding Company Common Shares will be cancelled and converted into the right to receive the Merger Consideration described in the Merger Agreement.

B. As a condition precedent to their execution of the Merger Agreement, Parent and Merger Sub require that Shareholder enter into this Agreement.

The parties hereto hereby agree as follows:

ARTICLE I
VOTING AGREEMENT

Section 1.01. Agreement to Vote the Subject Securities.

(a) Shareholder hereby irrevocably and unconditionally agrees that, until the termination of this Agreement, at any meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders of the Company, such Shareholder shall be present (in person or by proxy, including for the purpose of determining a quorum) and vote (or cause to be voted) or deliver (or cause to be delivered) a written consent with respect to, all of the Voting Securities (as defined below):

(i) in favor of the approval of the Merger and adoption of the Merger Agreement;

(ii) against any action or proposal that would reasonably be expected to result in (A) a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Shareholder contained in this Agreement or (B) any delay in any of the conditions set forth in Sections 7 or 8 of the Merger Agreement being satisfied;

(iii) in favor of the proposals set forth in any proxy statement or information statement disseminated by the Company relating to the Merger (including any proxy supplements thereto, the “Proxy Statements”);

(iv) for any proposal to adjourn or postpone the applicable Company special meeting to a later date if there are not sufficient votes for approval of the Merger and Merger Agreement and any other proposals related thereto on the dates on which such meetings are held; and

(v) against any Acquisition Proposal, any other action, proposal, transaction, or agreement involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement, and any change in any manner to the voting rights of any Subject Securities (including any amendments to the Company’s Organizational Documents).

(b) Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, until the termination of this Agreement (at which time this proxy shall automatically be revoked), as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Voting Securities in accordance with Section 1.01(a). This proxy and power of attorney is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall

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take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by Shareholder with respect to the Voting Securities. The power of attorney granted by Shareholder is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(c) Shareholder shall retain at all times the right to vote the Voting Securities in such Shareholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this ARTICLE I. Shareholder agrees that the obligations specified in this ARTICLE I shall not be affected by any Company Board Adverse Recommendation Change, except to the extent the Merger Agreement is terminated as a result thereof.

(d) Shareholder has entered into this Agreement solely in Shareholder’s capacity as the record and Beneficial Owner of the Subject Securities (and not in any other capacity, including any capacity as a director or officer of the Company). Nothing in this Agreement: (i) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as a director or officer of the Company, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (ii) will be construed to prohibit, limit, or restrict Shareholder from exercising Shareholder’s fiduciary duties as a director or officer to the Company, or its shareholders.

(e) Shareholder shall not take any action with respect to the conversion of any of the Subject Securities that may (i) reduce the amount of Voting Securities of Shareholder (unless any transferee or recipient of any Voting Securities as a condition of the actual receipt of such securities shall have executed and delivered a Voting and Support Agreement with terms and in a form substantially identical to this Agreement with respect to the Voting Securities so transferred or otherwise becomes a party to or bound by this Agreement) or (ii) adversely affect or otherwise impair such Shareholder’s ability to perform its obligations under this Agreement.

(f) For purposes of this Agreement, (i) “Subject Securities” means, collectively, the Equity Interests in the Company listed on Exhibit A, which sets forth all of the Equity Interests in the Company that are “Beneficially Owned” (as determined in accordance with Rule 13d-3 under the Exchange Act) by Shareholder as of the date hereof, and any other Equity Interests in the Company that hereafter are issued to Shareholder or of which Shareholder otherwise directly or indirectly acquires Beneficial Ownership (including upon the conversion of any of the securities set forth on Exhibit A attached hereto) prior to the termination of this Agreement; and (ii) “Voting Securities” means, collectively, those Subject Securities that are eligible to vote on the applicable matters described in Section 1.01(a).

ARTICLE II
COVENANTS OF SHAREHOLDER REGARDING THE SUBJECT SECURITIES

Section 2.01. No Transfer; No Inconsistent Arrangements.

(a) Except as expressly provided hereunder, pursuant to the Merger Agreement or with Parent’s prior written consent, which may be withheld in Parent’s sole and absolute discretion, no Shareholder shall, directly or indirectly:

(i) permit to exist any Encumbrance of any nature whatsoever with respect to any Subject Securities;

(ii) transfer, sell, assign, tender, gift, hedge, pledge or otherwise dispose of (each, a “Transfer”) or enter into any option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement or transfer of any economic interest) with respect to, any Subject Securities (unless any transferee or recipient who receives Voting Securities as a result of such transaction shall have executed and delivered a Voting and Support Agreement with terms and in a form substantially identical to this Agreement with respect to such Voting Securities or otherwise becomes a party to or bound by this Agreement), or any right, title or interest therein (including any right or power to vote) or agree to do or consent to any of the foregoing;

(iii) enter into (or caused to be entered into) any Contract with respect to any Transfer of any of the Subject Securities unless any Transfer will comply with the conditions set forth in subsection (ii) above;

(iv) grant or permit the grant of any Person under Shareholders’ control, of any proxy, power-of-attorney, voting trust, or other authorization, arrangement or consent with respect to the voting of any of the Subject Securities (other than set forth in this Agreement);

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(v) deposit or permit the deposit of any of the Subject Securities into a voting trust or enter into a voting agreement or similar arrangement with respect to any of the Subject Securities (other than set forth in this Agreement);

(vi) seek to influence any Person with respect to the voting of, any Company Common Shares in connection with the Merger or any other transaction, other than to recommend that shareholders of the Company vote in favor of approval of the Merger and adoption of the Merger Agreement; or

(vii) take or permit any other action that would be expected to adversely affect such Shareholder’s ability to perform its obligations hereunder.

(b) If any involuntary Transfer of any of the Subject Securities shall occur (including in any bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (including any subsequent transferees) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until this Agreement is terminated in accordance with Section 5.02.

Section 2.02. No Dissenters’ Rights; No Participation in Legal Actions.

(a) No Dissenters’ Rights. To the extent a Shareholder has a right to demand appraisal of any of the Subject Securities or a right to dissent from the transactions contemplated by the Merger Agreement (collectively, “Dissenters’ Rights”), such Shareholder hereby fully and irrevocably, to the fullest extent permitted by applicable Law (i) waives and agrees not to exercise any such Dissenters’ Rights (including, under the Colorado Business Corporation Act, as amended) and (ii) agrees not to participate in or voluntarily aid in any way any action to seek Dissenters’ Rights.

(b) No Participation in Legal Actions. Shareholder agrees not to directly or indirectly participate in, commence or join, whether on such Shareholder’s own behalf or derivatively on behalf of the Company, in any legal action (including any class action), with respect to any claim against Parent, Merger Sub, the Company or any of the Company’s Subsidiaries or any of the successors, Affiliates or Representatives of any of the foregoing, (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging breach of any fiduciary or other duty by any Person or violation of any Law in connection with the Merger Agreement or the transactions contemplated thereby.

Section 2.03. Adjustments. In the event of any stock split (including a reverse stock split), stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company that affects the Subject Securities, the terms of this Agreement shall apply to all additional or resulting securities such that such additional and resulting securities shall constitute Subject Securities and, to the extent that such additional or resulting securities are in respect of Voting Securities, also shall constitute Voting Securities.

Section 2.04. Stop Transfers. No Shareholder shall request, until this Agreement is terminated in accordance with Section 5.02, that the Company register the Transfer (book-entry or otherwise) of any Subject Securities without the prior written consent of Parent. At all times commencing with the execution and delivery of this Agreement and continuing until the termination of this Agreement, in furtherance of this Agreement, Shareholder hereby authorizes the Company or its counsel to implement a stop transfer order with respect to all of the Subject Securities (and that this Agreement places limits on the voting and transfer of the Subject Securities), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the termination of this Agreement.

ARTICLE III
ADDITIONAL COVENANTS

Section 3.01. Documentation and Information.

(a) Except as required by applicable Law, Shareholder shall not make any public announcement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent (which consent may be withheld in Parent’s sole and absolute discretion); provided that Shareholder may disclose the terms of this Agreement and file a copy hereof in a Schedule 13D filed with the SEC to the extent required by applicable Law. Shareholder hereby consents to the disclosure in the Proxy Statement and if

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required by applicable Law or the SEC or any other securities authorities, any other documents or communications provided by Parent, Merger Sub, the Company or Shareholder to any Governmental Authority or to securityholders of the Company or Parent, of such Shareholder’s identity and Beneficial Ownership of Subject Securities and the nature of such Shareholder’s commitments under this Agreement and a copy of this Agreement.

(b) Shareholder agrees to promptly give Parent, the Company and the Surviving Corporation any information that is in its control or possession that Parent, the Company or the Surviving Corporation may reasonably request for the preparation of any such disclosure documents and promptly notify Parent, the Company and the Surviving Corporation of any required corrections or updates with respect to any written information supplied by it, if such Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

Section 3.02. No Solicitation. Shareholder shall not, and shall cause Shareholder’s respective directors, officers and Representatives not to, directly or indirectly:

(a) solicit, seek, initiate, encourage or facilitate the submission by any Person(s) to the Company of any Acquisition Proposal or any inquiries or proposals that would reasonably be expected to lead to any Acquisition Proposal;

(b) initiate or participate in any discussions and negotiations with any Person(s) regarding any Acquisition Proposal or any inquiries or proposals that would reasonably be expected to lead to any Acquisition Proposal;

(c) furnish to any Person(s) information in connection with any Acquisition Proposal or any inquiries or proposals that would reasonably be expected to lead to an Acquisition Proposal;

(d) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to an Acquisition Proposal;

(e) solicit proxies with respect to an Acquisition Proposal;

(f) initiate a Company shareholders’ vote or action by written consent of the Company’s shareholders with respect to an Acquisition Proposal;

(g) approve, recommend, declare advisable or enter into a Company Acquisition Transaction (other than the Merger in accordance with the terms of the Merger Agreement);

(h) otherwise cooperate with, assist, participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal;

(i) encourage or assist any Person in taking or planning any action that could reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; or

(j) agree to or propose publicly to do any of the foregoing.

Section 3.03. Ongoing Discussions and Negotiations. Shareholder shall, and shall cause each of its Affiliates and their respective Representatives to (a) immediately cease and cause to be terminated all existing discussions and negotiations with any Person or such Person’s Representatives (other than Parent, Merger Sub or any of their respective Representatives) regarding any Acquisition Proposal and (b) terminate, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party that would prohibit Shareholder from entering into the Agreement or performing Shareholder’s obligations hereunder.

Section 3.04. Further Assurances.

(a) Each of the parties hereto shall execute and deliver any additional proxies, certificates, instruments and other documents, and take any additional actions, as may be reasonably necessary or appropriate to carry out and effectuate the purpose and intent of this Agreement.

(b) Shareholder agrees, while this Agreement is in effect, to notify Parent promptly in writing of the number and description of any Subject Securities acquired by such Shareholder after the date hereof that are not set forth on Exhibit A hereto.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01. Organization, Authority; Execution and Delivery; Enforceability.

(a) If Shareholder is a natural person, (i) Shareholder is of legal age to execute this Agreement and is legally competent to do so, and (ii) the Shareholder’s spouse has executed the form of Spousal Consent attached as Exhibit C, or no consent of Shareholder’s spouse is necessary under any “community property” or other Laws in order for Shareholder to enter into and perform its obligations under this Agreement.

(b) If Shareholder is not a natural person:

(i) Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(ii) the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with the terms of this Agreement by Shareholder have been duly authorized by all necessary action on the part of Shareholder and its board of directors or applicable governing body; and

(iii) no other proceedings on the part of Shareholder (or Shareholder’s board of directors or applicable governing body) are necessary to authorize this Agreement, to consummate the transactions contemplated by this Agreement or to comply with the terms of this Agreement.

(c) If Shareholder is not a natural person, Shareholder has all requisite corporate, limited liability company, limited partnership or other applicable entity power and authority to execute and deliver this Agreement, to consummate the transactions contemplated by this Agreement and to comply with the terms of this Agreement.

(d) This Agreement has been duly executed and delivered by Shareholder and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 4.02. Non-Contravention.

(a) The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance by Shareholder with the terms of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in termination, amendment, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Encumbrances in or upon any of the properties or assets of Shareholder under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under:

(i) if Shareholder is not a natural person, any provision of the Organizational Documents of Shareholder;

(ii) any Contract to or by which Shareholder is a party or bound or to or by which any of the properties or assets of Shareholder (including the Subject Securities) is bound or subject; or

(iii) subject to the governmental filings and other matters referred to in Section 4.02(b), any applicable Law.

(b) No Consent or approval of, or filing with, any Governmental Authority or other Person is required by or with respect to Shareholder in connection with this Agreement, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

Section 4.03. Ownership of Subject Securities; Total Shares. Such Shareholder is the Beneficial Owner of all of the Subject Securities and has good and marketable title to all of the Subject Securities free and clear of any Encumbrances (other than those created by this Agreement). The Subject Securities constitute all of the Equity Interests in the Company Beneficially Owned by such Shareholder as of the date hereof.

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Section 4.04. Voting and Dispositive Power. Shareholder has full voting and dispositive power, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to the Subject Securities. None of the Subject Securities are subject to any shareholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting or disposing of the Subject Securities, except as provided hereunder.

Section 4.05. Reliance. Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

Section 4.06. Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of Shareholder, threatened in writing against such Shareholder or any of such Shareholder’s properties or assets (including any of the Subject Securities) before or by any Governmental Authority that could reasonably be expected to prevent or materially impair Shareholder’s ability to perform its obligations hereunder.

Section 4.07. Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any of Shareholder.

ARTICLE V
MISCELLANEOUS

Section 5.01. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given in accordance with Section 11.7 of the Merger Agreement; however, in the case of any notice or communication to a Shareholder such notice or communication must be sent to the address set forth on such Shareholder’s signature page to this Agreement or to such other address as any party to this Agreement shall specify in writing delivered to the other parties hereto.

Section 5.02. Termination. Subject to Section 5.03, this Agreement shall terminate automatically without any notice or other action by any Person, upon the first to occur of:

(a) the valid termination of the Merger Agreement in accordance with its terms;

(b) the Effective Time; or

(c) the mutual written consent of Parent and Shareholder.

Section 5.03. Survival. The provisions of Section 1.01(d), Section 2.02, ARTICLE IV and ARTICLE V shall survive any termination of this Agreement, and the termination of this Agreement shall not relieve any party from seeking any remedies (at law or in equity) against another party or relieve such party from liability for such party’s breach of any terms of this Agreement.

Section 5.04. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.05. Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 5.06. Successors and Assigns; No Third-Party Beneficiaries. The terms and provisions in this Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective permitted successors and assigns (including any successor entity after a public offering of stock, merger, consolidation, purchase or other similar transaction involving a party hereto) and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

Section 5.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties hereto, except to the extent that such rights, interests or obligations are

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assigned pursuant to a Transfer expressly permitted under Section 2.01; provided, however, that Parent may assign its rights, interests and obligations hereunder to a Subsidiary or Affiliate of Parent without the prior written consent of the other parties hereto.

Section 5.08. Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of Colorado (without reference to its choice of Law rules).

Section 5.09. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.09.

Section 5.10. Counterparts. This Agreement may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 5.11. Entire Agreement. This Agreement and the Merger Agreement contain all of the terms with respect to the subject matter of this Agreement and the Merger Agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

Section 5.12. Severability. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by applicable Law.

Section 5.13. Specific Performance. The parties hereto agree that irreparable damage would occur to Parent and Merger Sub if any provision of this Agreement were not performed in accordance with its terms, and, that Parent and Merger Sub shall each be entitled to seek an injunction to prevent any breach of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity. In any proceeding for specific performance, Shareholder agrees that it will not seek, and hereby waives, any requirement for the securing or posting of any bond.

Section 5.14. Construction. The parties hereto acknowledge that the parties and their counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.

Section 5.15. Interpretation.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “shall” shall be construed to have the same meaning as the word “will.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement

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(b) Unless the context requires otherwise:

(i) any reference to any contract, instrument or other document or any law herein shall be construed as referring to such contract, instrument or other document or law as from time to time amended, supplemented or otherwise modified;

(ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns; and

(iii) all references herein to ARTICLES, Sections and Exhibits shall unless otherwise specifically stated be construed to refer to ARTICLES, Sections and Exhibits of this Agreement.

Section 5.16. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities shall remain vested in and belong to Shareholder and neither Parent nor Merger Sub shall have any authority to exercise any power or authority with respect to the voting of any of the Subject Securities, except as otherwise provided herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

PARENT:
FRESH VINE WINE, INC.
By:
Name:
Title:
MERGER SUB:
FVW MERGER SUB, INC.
By:
Name:
Title:

[Company Signature Page to the Voting and Support Agreement]

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SHAREHOLDER (Individual):
Signature:

Shareholder Name (please print):
Address:

SHAREHOLDER (Entity):

Shareholder Name (please print):
Signature:
Name:
Title:
Address:

[Shareholder Signature Page to the Voting and Support Agreement]

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EXHIBIT A

SUBJECT SECURITIES

Subject Securities:

[            ] Company Common Shares

[list any derivative securities for which Shareholder is the Beneficial Owner]

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EXHIBIT C

FORM OF SPOUSAL CONSENT

I, the undersigned, being the spouse of __________________________ (“My Spouse”), a shareholder of Notes Live, Inc., a Colorado corporation, hereby acknowledge that I have read and hereby approve that certain Voting and Support Agreement dated as of January __, 2024 (the “Voting Agreement”) in favor of each of Fresh Vine Wine, Inc., a Nevada corporation, and FVW Merger Sub, Inc., a Colorado corporation. I hereby agree to be irrevocably bound by the Voting Agreement and that any community property interest that I may have in the Subject Securities shall be similarly bound by the Voting Agreement. I hereby appoint My Spouse as my attorney-in-fact with respect to the exercise of any rights or the performance of any obligations under the Voting Agreement.

Date: [•], 2024

Signature:
Name (Printed):

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Annex E — Form of Fresh Vine Support Agreement

FORM OF
VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2024, is entered into by and between Notes Live, Inc., a Colorado corporation (the “Company”), Fresh Vine Wine, Inc., a Nevada corporation (“Parent”), and the undersigned shareholder of Parent (“Shareholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

A. Parent, FVW Merger Sub, Inc., a Colorado corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) all outstanding Company Common Shares will be cancelled and converted into the right to receive the Merger Consideration described in the Merger Agreement.

B. As a condition precedent to its execution of the Merger Agreement, the Company requires that Shareholder enter into this Agreement.

The parties hereto hereby agree as follows:

ARTICLE I
VOTING AGREEMENT

Section 1.01. Agreement to Vote the Subject Securities.

(a) Shareholder hereby irrevocably and unconditionally agrees that, until the termination of this Agreement, at any meeting of the shareholders of Parent, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders of Parent, Shareholder shall be present (in person or by proxy, including for the purpose of determining a quorum) and vote (or cause to be voted) or deliver (or cause to be delivered) a written consent with respect to, all of the Voting Securities (as defined below):

(i) in favor of any proposal to adopt and approve or reapprove the Merger Agreement and the Contemplated Transactions, including any proposal to adopt and/or approve (A) the Merger Agreement and the Contemplated Transactions, (B) the issuance of the Merger Consideration to the Holders of Company Common Shares and the change of control of Parent resulting from the Merger pursuant to the NYSE American rules; (C) any amendment to Parent’s articles of incorporation to change Parent’s corporate name, to effect the Reverse Split or to make any other amendment required or contemplated by the Merger Agreement; (D) upon conversion or exchange of Parent’s Series A Convertible Preferred Stock, the issuance of shares of Fresh Vine Common Stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in Parent’s Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock, (E) any liquidation, spinning-out, distribution, or other disposition of the Fresh Vine Legacy Assets or discontinuance of the Fresh Vine Legacy Business; and (F) any other proposal recommended by Parent’s board of directors in connection with the Contemplated Transactions;

(ii) against any action or proposal that would reasonably be expected to result in (A) a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or Merger Sub contained in the Merger Agreement, or of Shareholder contained in this Agreement or (B) any delay in any of the conditions set forth in Sections 7 or 9 of the Merger Agreement being satisfied;

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(iii) in favor of all proposals set forth in any proxy statement or information statement disseminated by Parent relating to the Merger and the other Contemplated Transactions (including any proxy supplements thereto, the “Proxy Statements”);

(iv) for any proposal to adjourn or postpone the applicable Parent special meeting to a later date if there are not sufficient votes for approval of the Merger and Merger Agreement and any other proposals related thereto on the dates on which such meetings are held; and

(v) against any Acquisition Proposal, any other action, proposal, transaction, or agreement involving Parent that is intended, or would reasonably be expected, to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement, and any change in any manner to the voting rights of any Subject Securities (including any amendments to Parent’s Organizational Documents).

(b) Shareholder hereby appoints the Company and any designee of the Company, and each of them individually, until the termination of this Agreement (at which time this proxy shall automatically be revoked), as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Voting Securities in accordance with Section 1.01(a). This proxy and power of attorney is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by Shareholder with respect to the Voting Securities. The power of attorney granted by Shareholder is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(c) Shareholder shall retain at all times the right to vote the Voting Securities in such Shareholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this ARTICLE I. Shareholder agrees that the obligations specified in this ARTICLE I shall not be affected by any Fresh Vine Board Adverse Recommendation Change, except to the extent the Merger Agreement is terminated as a result thereof.

(d) Shareholder has entered into this Agreement solely in Shareholder’s capacity as the record and Beneficial Owner of the Subject Securities (and not in any other capacity, including any capacity as a director or officer of Parent). Nothing in this Agreement: (i) will in any way limit or affect any actions or omissions taken by a director or officer of Parent (including any director or officer who is an Affiliate of Shareholder) in the taking of any actions (or failure to act) solely in his or her capacity as a director or officer of Parent, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (ii) will be construed to prohibit, limit, or restrict a director or officer of Parent (including any director or officer who is an Affiliate of Shareholder) from exercising his or her fiduciary duties as a director or officer to Parent, or its shareholders.

(e) Shareholder shall not take any action with respect to the conversion of any of the Subject Securities that may (i) reduce the amount of Voting Securities of Shareholder (unless any transferee or recipient of any Voting Securities as a condition of the actual receipt of such securities shall have executed and delivered a Voting and Support Agreement with terms and in a form substantially identical to this Agreement with respect to the Voting Securities so transferred or otherwise becomes a party to or bound by this Agreement) or (ii) adversely affect or otherwise impair such Shareholder’s ability to perform its obligations under this Agreement.

(f) For purposes of this Agreement, (i) “Subject Securities” means, collectively, the Equity Interests in Parent listed on Exhibit A, which sets forth all of the Equity Interests in Parent that are “Beneficially Owned” (as determined in accordance with Rule 13d-3 under the Exchange Act) by Shareholder as of the date hereof, and any other Equity Interests in Parent that hereafter are issued to Shareholder or of which Shareholder otherwise directly or indirectly acquires Beneficial Ownership (including upon the conversion of any of the securities set forth on Exhibit A attached hereto) prior to the termination of this Agreement; and (ii) “Voting Securities” means, collectively, those Subject Securities that are eligible to vote on the applicable matters described in Section 1.01(a).

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ARTICLE II
COVENANTS OF SHAREHOLDER REGARDING THE SUBJECT SECURITIES

Section 2.01. No Transfer; No Inconsistent Arrangements.

(a) Except as expressly provided hereunder, pursuant to the Merger Agreement or with the Company’s prior written consent, which may be withheld in the Company’s sole and absolute discretion, no Shareholder shall, directly or indirectly:

(i) permit to exist any Encumbrance of any nature whatsoever with respect to any Subject Securities;

(ii) transfer, sell, assign, tender, gift, hedge, pledge or otherwise dispose of (each, a “Transfer”) or enter into any option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement or transfer of any economic interest) with respect to, any Subject Securities (unless any transferee or recipient who receives Voting Securities as a result of such transaction shall have executed and delivered a Voting and Support Agreement with terms and in a form substantially identical to this Agreement with respect to such Voting Securities or otherwise becomes a party to or bound by this Agreement), or any right, title or interest therein (including any right or power to vote) or agree to do or consent to any of the foregoing;

(iii) enter into (or caused to be entered into) any Contract with respect to any Transfer of any of the Subject Securities unless any Transfer will comply with the conditions set forth in subsection (ii) above;

(iv) grant or permit the grant of any Person under Shareholders’ control, of any proxy, power-of-attorney, voting trust, or other authorization, arrangement or consent with respect to the voting of any of the Subject Securities (other than set forth in this Agreement);

(v) deposit or permit the deposit of any of the Subject Securities into a voting trust or enter into a voting agreement or similar arrangement with respect to any of the Subject Securities (other than set forth in this Agreement);

(vi) seek to influence any Person with respect to the voting of, any Fresh Vine Common Stock in connection with the Merger or any other transaction, other than to recommend that shareholders of Parent vote in favor of approval of the Merger and adoption of the Merger Agreement; or

(vii) take or permit any other action that would be expected to adversely affect such Shareholder’s ability to perform its obligations hereunder.

(b) If any involuntary Transfer of any of the Subject Securities shall occur (including in any bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (including any subsequent transferees) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until this Agreement is terminated in accordance with Section 5.02.

Section 2.02. No Dissenters’ Rights; No Participation in Legal Actions.

(a) No Dissenters’ Rights. To the extent Shareholder has a right to demand appraisal of any of the Subject Securities or a right to dissent from the transactions contemplated by the Merger Agreement (collectively, “Dissenters’ Rights”), such Shareholder hereby fully and irrevocably, to the fullest extent permitted by applicable Law (i) waives and agrees not to exercise any such Dissenters’ Rights (including, under the Nevada Revised Statutes, as amended) and (ii) agrees not to participate in or voluntarily aid in any way any action to seek Dissenters’ Rights.

(b) No Participation in Legal Actions. Shareholder agrees not to directly or indirectly participate in, commence or join, whether on such Shareholder’s own behalf or derivatively on behalf of Parent, in any legal action (including any class action), with respect to any claim against Parent, Merger Sub, the Company or any of the Company’s Subsidiaries or any of the successors, Affiliates or Representatives of any of the foregoing, (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging breach of any fiduciary or other duty by any Person or violation of any Law in connection with the Merger Agreement or the transactions contemplated thereby.

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Section 2.03. Adjustments.

In the event of any stock split (including a reverse stock split), stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of Parent that affects the Subject Securities, the terms of this Agreement shall apply to all additional or resulting securities such that such additional and resulting securities shall constitute Subject Securities and, to the extent that such additional or resulting securities are in respect of Voting Securities, also shall constitute Voting Securities.

Section 2.04. Stop Transfers.

Shareholder shall not request, until this Agreement is terminated in accordance with Section 5.02, that Parent (or its transfer agent) register the Transfer (book-entry or otherwise) of any Subject Securities without the prior written consent of the Company (unless any transferee or recipient who receives Subject Securities as a result of a Transfer shall have executed and delivered a Voting and Support Agreement with terms and in a form substantially identical to this Agreement with respect to such Subject Securities or otherwise becomes a party to or bound by this Agreement). At all times commencing with the execution and delivery of this Agreement and continuing until the termination of this Agreement, in furtherance of this Agreement, Shareholder hereby authorizes Parent or its counsel to implement a stop transfer order with respect to all of the Subject Securities (and that this Agreement places limits on the voting and transfer of the Subject Securities), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by Parent following the termination of this Agreement.

ARTICLE III
ADDITIONAL COVENANTS

Section 3.01. Documentation and Information.

(a) Except as required by applicable Law, Shareholder shall not make any public announcement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of the Company (which consent may be withheld in the Company’s sole and absolute discretion); provided that Shareholder may disclose the terms of this Agreement and file a copy hereof in a Schedule 13D filed with the SEC to the extent required by applicable Law. Shareholder hereby consents to the disclosure in the Proxy Statement and if required by applicable Law or the SEC or any other securities authorities, any other documents or communications provided by Parent, Merger Sub, the Company or Shareholder to any Governmental Authority or to securityholders of the Company or Parent, of such Shareholder’s identity and Beneficial Ownership of Subject Securities and the nature of such Shareholder’s commitments under this Agreement and a copy of this Agreement.

(b) Shareholder agrees to promptly give Parent, the Company and the Surviving Corporation any information that is in its control or possession that Parent, the Company or the Surviving Corporation may reasonably request for the preparation of any such disclosure documents and promptly notify Parent, the Company and the Surviving Corporation of any required corrections or updates with respect to any written information supplied by it, if such Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

Section 3.02. No Solicitation.

Shareholder shall not, and shall cause Shareholder’s respective directors, officers and Representatives not to, directly or indirectly:

(a) solicit, seek, initiate, encourage or facilitate the submission by any Person(s) to Parent of any Acquisition Proposal or any inquiries or proposals that would reasonably be expected to lead to any Acquisition Proposal;

(b) initiate or participate in any discussions and negotiations with any Person(s) regarding any Acquisition Proposal or any inquiries or proposals that would reasonably be expected to lead to any Acquisition Proposal;

(c) furnish to any Person(s) information in connection with any Acquisition Proposal or any inquiries or proposals that would reasonably be expected to lead to an Acquisition Proposal;

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(d) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to an Acquisition Proposal;

(e) solicit proxies with respect to an Acquisition Proposal;

(f) initiate a Parent shareholders’ vote or action by written consent of Parent’s shareholders with respect to an Acquisition Proposal;

(g) approve, recommend, declare advisable or enter into a Parent Acquisition Transaction (other than the Merger in accordance with the terms of the Merger Agreement);

(h) otherwise cooperate with, assist, participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal;

(i) encourage or assist any Person in taking or planning any action that could reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; or

(j) agree to or propose publicly to do any of the foregoing.

Section 3.03. Ongoing Discussions and Negotiations.

Shareholder shall, and shall cause each of its Affiliates and their respective Representatives to (a) immediately cease and cause to be terminated all existing discussions and negotiations with any Person or such Person’s Representatives (other than the Company or any of its Representatives) regarding any Acquisition Proposal and (b) terminate, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party that would prohibit Shareholder from entering into the Agreement or performing Shareholder’s obligations hereunder.

Section 3.04. Further Assurances.

(a) Each of the parties hereto shall execute and deliver any additional proxies, certificates, instruments and other documents, and take any additional actions, as may be reasonably necessary or appropriate to carry out and effectuate the purpose and intent of this Agreement.

(b) Shareholder agrees, while this Agreement is in effect, to notify the Company promptly in writing of the number and description of any Subject Securities acquired by such Shareholder after the date hereof that are not set forth on Exhibit A hereto.

Section 3.05. Conversion of Convertible Preferred Stock. The provisions set forth in this Section 3.05 apply to Stockholder only if the Subject Securities beneficially owned by Shareholder (either on the date of this Agreement or in the future) include share of Fresh Vine Series A Convertible Preferred Stock.

(a) Unless and except to the extent previously converted, effective as of the business day immediately prior to the record date of the Fresh Vine Shareholder Meeting, Shareholder hereby irrevocably converts a number of shares of Fresh Vine Series A Convertible Preferred Stock held by Shareholder and registered in Shareholder’s name equal to the number of such shares that will be convertible into the maximum number of Conversion Shares that does not exceed the either the Exchange Shares Cap or the Individual Holder Share Cap. For such purpose, “Conversion Shares,” the “Exchange Share Cap” and the “Individual Holder Share Cap” shall have the meanings ascribed to them in Parent’s Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”).

(b) Unless and except to the extent previously converted, and subject effective as of second business day prior to the scheduled Closing Date, Shareholder hereby irrevocably converts all of the remaining shares of Fresh Vine Series A Convertible Preferred Stock into shares of Fresh Vine Common Stock; provided that such conversion is conditioned upon Parent having obtained stockholder approval for the issuance of shares of Fresh Vine Common Stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Series A Certificate of Designation as required by the NYSE American LLC Company Guide (and provided that such approval is in accordance with NYSE Company Guide Section 713 (or its successor)).,

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(c) The conversions contemplated by Sections 3.05(a) and (b) shall be automatic and shall not require any further action on the part of Shareholder. Shareholder hereby irrevocably appoints the Chief Financial Officer or Secretary of Parent as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to cause such conversions, and the issuances of Fresh Vine Common Stock upon such conversions, to be reflected on the stock registry of Parent’s transfer agent. This power of attorney is given to secure the performance of the duties of Shareholder under this Section 3.05. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this Section 3.05. The power of attorney granted by Shareholder is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of Shareholder. The power of attorney granted hereunder shall terminate upon the termination of this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to the Company as follows:

Section 4.01. Organization, Authority; Execution and Delivery; Enforceability.

(a) If Shareholder is a natural person, (i) Shareholder is of legal age to execute this Agreement and is legally competent to do so, and (ii) the Shareholder’s spouse has executed the form of Spousal Consent attached as Exhibit B, or no consent of Shareholder’s spouse is necessary under any “community property” or other Laws in order for Shareholder to enter into and perform its obligations under this Agreement.

(b) If Shareholder is not a natural person:

(i) Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(ii) the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with the terms of this Agreement by Shareholder have been duly authorized by all necessary action on the part of Shareholder and its board of directors or applicable governing body; and

(iii) no other proceedings on the part of Shareholder (or Shareholder’s board of directors or applicable governing body) are necessary to authorize this Agreement, to consummate the transactions contemplated by this Agreement or to comply with the terms of this Agreement.

(c) If Shareholder is not a natural person, Shareholder has all requisite corporate, limited liability company, limited partnership or other applicable entity power and authority to execute and deliver this Agreement, to consummate the transactions contemplated by this Agreement and to comply with the terms of this Agreement.

(d) This Agreement has been duly executed and delivered by Shareholder and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 4.02. Non-Contravention.

(a) The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance by Shareholder with the terms of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in termination, amendment, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Encumbrances in or upon any of the properties or assets of Shareholder under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under:

(i) if Shareholder is not a natural person, any provision of the Organizational Documents of Shareholder;

(ii) any Contract to or by which Shareholder is a party or bound or to or by which any of the properties or assets of Shareholder (including the Subject Securities) is bound or subject; or

(iii) subject to the governmental filings and other matters referred to in Section 4.02(b), any applicable Law.

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(b) No Consent or approval of, or filing with, any Governmental Authority or other Person is required by or with respect to Shareholder in connection with this Agreement, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

Section 4.03. Ownership of Subject Securities; Total Shares.

Such Shareholder is the Beneficial Owner of all of the Subject Securities and has good and marketable title to all of the Subject Securities free and clear of any Encumbrances (other than those created by this Agreement). The Subject Securities constitute all of the Equity Interests in Parent Beneficially Owned by such Shareholder as of the date hereof.

Section 4.04. Voting and Dispositive Power.

Shareholder has full voting and dispositive power, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to the Subject Securities. None of the Subject Securities are subject to any shareholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting or disposing of the Subject Securities, except as provided hereunder.

Section 4.05. Reliance.

Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

Section 4.06. Absence of Litigation.

As of the date hereof, there is no legal action pending against, or, to the knowledge of Shareholder, threatened in writing against such Shareholder or any of such Shareholder’s properties or assets (including any of the Subject Securities) before or by any Governmental Authority that could reasonably be expected to prevent or materially impair Shareholder’s ability to perform its obligations hereunder.

Section 4.07. Brokers.

No broker, finder, financial advisor, investment banker or other Person is entitled to any fee or commission from Parent in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any of Shareholder.

ARTICLE V
MISCELLANEOUS

Section 5.01. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been given in accordance with Section 11.7 of the Merger Agreement; however, in the case of any notice or communication to Shareholder such notice or communication must be sent to the address set forth on such Shareholder’s signature page to this Agreement or to such other address as any party to this Agreement shall specify in writing delivered to the other parties hereto.

Section 5.02. Termination.

Subject to Section 5.03, this Agreement shall terminate automatically without any notice or other action by any Person, upon the first to occur of:

(a) the valid termination of the Merger Agreement in accordance with its terms;

(b) the Effective Time; or

(c) the mutual written consent of the Company and Shareholder.

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Section 5.03. Survival.

The provisions of Section 1.01(d), Section 2.02, ARTICLE IV and ARTICLE V shall survive any termination of this Agreement, and the termination of this Agreement shall not relieve any party from seeking any remedies (at law or in equity) against another party or relieve such party from liability for such party’s breach of any terms of this Agreement.

Section 5.04. Amendments and Waivers.

Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.05. Expenses.

All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 5.06. Successors and Assigns; No Third-Party Beneficiaries.

The terms and provisions in this Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective permitted successors and assigns (including any successor entity after a public offering of stock, merger, consolidation, purchase or other similar transaction involving a party hereto) and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

Section 5.07. Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties hereto, except to the extent that such rights, interests or obligations are assigned pursuant to a Transfer expressly permitted under Section 2.01; provided, however, that the Company may assign its rights, interests and obligations hereunder to a Subsidiary or Affiliate of the Company without the prior written consent of the other parties hereto.

Section 5.08. Governing Law.

This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of Nevada (without reference to its choice of Law rules).

Section 5.09. Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.09.

Section 5.10. Counterparts.

This Agreement may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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Section 5.11. Entire Agreement.

This Agreement and the Merger Agreement contain all of the terms with respect to the subject matter of this Agreement and the Merger Agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

Section 5.12. Severability.

If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by applicable Law.

Section 5.13. Specific Performance.

The parties hereto agree that irreparable damage would occur to the Company if any provision of this Agreement were not performed in accordance with its terms, and, that the Company shall be entitled to seek an injunction to prevent any breach of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which the Company is entitled at law or in equity. In any proceeding for specific performance, Shareholder agrees that it will not seek, and hereby waives, any requirement for the securing or posting of any bond.

Section 5.14. Construction.

The parties hereto acknowledge that the parties and their counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.

Section 5.15. Interpretation.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “shall” shall be construed to have the same meaning as the word “will.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement

(b) Unless the context requires otherwise:

(i) any reference to any contract, instrument or other document or any law herein shall be construed as referring to such contract, instrument or other document or law as from time to time amended, supplemented or otherwise modified;

(ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns; and

(iii) all references herein to ARTICLES, Sections and Exhibits shall unless otherwise specifically stated be construed to refer to ARTICLES, Sections and Exhibits of this Agreement.

Section 5.16. No Ownership Interest.

Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities shall remain vested in and belong to Shareholder and the Company shall have no authority to exercise any power or authority with respect to the voting of any of the Subject Securities, except as otherwise provided herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:
NOTES LIVE, INC.
By:
Name:
Title:
PARENT:
FRESH VINE WINE, INC.
By:
Name:
Title:

[Company Signature Page to the Voting and Support Agreement]

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SHAREHOLDER (Individual):
Signature:

Shareholder Name (please print):
Address:

SHAREHOLDER (Entity):

Shareholder Name (please print):
Signature:
Name:
Title:
Address:

[Shareholder Signature Page to the Voting and Support Agreement]

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EXHIBIT A

SUBJECT SECURITIES

Subject Securities as of the date of this Agreement:

Shares of outstanding Fresh Vine Common Stock:

List any derivative securities for which Shareholder is the Beneficial Owner as of the date of this Agreement:

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EXHIBIT B

FORM OF SPOUSAL CONSENT

I, the undersigned, being the spouse of __________________________ (“My Spouse”), a shareholder of Fresh Vine Wine, Inc., a Nevada corporation, hereby acknowledge that I have read and hereby approve that certain Voting and Support Agreement dated as of January __, 2024 (the “Voting Agreement”) in favor of Notes Live, Inc., a Colorado corporation. I hereby agree to be irrevocably bound by the Voting Agreement and that any community property interest that I may have in the Subject Securities shall be similarly bound by the Voting Agreement. I hereby appoint My Spouse as my attorney-in-fact with respect to the exercise of any rights or the performance of any obligations under the Voting Agreement.

Date: [•], 2024

Signature:
Name (Printed):

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Annex F — Form of Lock-Up Agreement

FORM OF
LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2024, by and among (i) Fresh Vine Wine, Inc., a Nevada corporation (“Fresh Vine”); (ii) Notes Live, Inc., a Colorado corporation (the “Company”) and (iii) each of the undersigned Holders (each a “Holder”).

WHEREAS, this Agreement is executed in connection with that certain Agreement and Plan of Merger by an among Fresh Vine, the Company and FVW Merger Sub, Inc., a Colorado corporation and wholly owned subsidiary of Fresh Vine (“Merger Sub”) (as amended from time to time, the “Merger Agreement”), pursuant to which, Fresh Vine and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Merger Agreement and the CBCA. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Fresh Vine. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement.

WHEREAS, Holder is, as of the date hereof, a holder of issued and outstanding capital stock of Fresh Vine or the Company or a director and/or officer of Fresh Vine or the Company.

WHEREAS, in connection with, and as an inducement to, each of Fresh Vine, Merger Sub and the Company entering into the Merger Agreement and agreeing to consummate the transactions contemplated thereby pursuant to the terms and conditions thereof, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties desire to enter into this Agreement pursuant to which 95% of the shares of Fresh Vine Securities (as defined below) beneficially-owned by each Holder immediately following the Effective Time (which beneficially-owned shares shall, with respect to any Note Live shareholder and for the sake of clarity, include shares of Fresh Vine Common Stock comprising Holder’s portion of the Merger Consideration issued or to be issued upon Holder’s submission of letter(s) of transmittal in accordance with the Merger Agreement) (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), shall become subject to limitations on disposition as set forth in this Agreement. “Fresh Vine Securities” means any shares of Fresh Vine Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Fresh Vine Common Stock (including without limitation, Fresh Vine Common Stock which may be deemed to be beneficially owned by Holder in accordance with the rules and regulations of the SEC and securities of Fresh Vine which may be issued upon exercise of a stock option, restricted stock unit or warrant) whether now owned or hereafter acquired. Holder’s Fresh Vine Securities beneficially owned as of the date of this Agreement are identified on the signature page hereto (which, with respect to any Note Live shareholder, shall include shares of the Company’s capital stock to be exchanged for Fresh Vine common stock in the Merger).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

1.                Lock-Up Provisions.

(a) Holder hereby irrevocably agrees not to, during the period commencing from the Closing and ending on the earliest of (x) [six (6)]3 / [twelve (12) months after the Closing Date]4 / [(A) with respect to half (50%) of the Restricted Securities, six (6) months after the Closing Date, and (B) with respect to the other half (50%) of the Restricted Securities, twelve (12) months after the Closing Date,]5 and (y) the date after the Closing on which Fresh Vine completes a liquidation, merger, share exchange, or other similar transaction that results in all of Fresh Vine’s stockholders having the right to exchange their Restricted Securities for cash, securities, or other property (the “Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and

____________

3        Applicable to Rick Nechio.

4        Applicable to directors of Fresh Vine.

5        Applicable to Restricted Shares beneficially owned by holders of Series A Convertible Preferred Stock of Fresh Vine

Annex F-1

Exchange Commission promulgated thereunder with respect to, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii), make any demand for or exercise any right with respect to, the registration of any Restricted Securities or any security convertible into or exercisable or exchangeable for Restricted Securities (other than such rights set forth in the Merger Agreement), (iv) except for any voting agreement entered into as of the date hereof by the undersigned with Fresh Vine and the Company, grant any proxies or powers of attorney with respect to any Restricted Securities, deposit any Restricted Securities into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Restricted Securities, or (v) publicly disclose the intention to do any of the foregoing. Holder agrees that the foregoing restrictions preclude the undersigned from engaging in any hedging or other transaction with respect to any then-subject Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Restricted Securities even if such Restricted Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to such Restricted Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities. [Notwithstanding the foregoing, the Lock-Up Period shall terminate immediately upon the average of the closing sale prices of the Fresh Vine Common Stock over any period of five (5) consecutive trading days after the Closing being equal to or greater than the Trigger Price. For such purpose, the “Trigger Price” shall Mean $20.00; provided that such per share price is intended to apply to Fresh Vine Common Stock immediately after the Effective Time, and shall be subject to proportionate adjustment in the event of any recapitalization, stock dividend, stock split, combination of shares or other similar change in the Fresh Vine Common Stock occurring after the Effective Time]6

(b) Notwithstanding the foregoing, Holder may transfer any of the Restricted Securities: (i) if Holder is a natural person, (1) to any person related to Holder by blood or adoption who is an immediate family member of Holder, or a family member by marriage or domestic partnership (a “Family Member”), (2) as a bona fide gift or charitable contribution, (3) to any trust for the direct or indirect benefit of Holder or any Family Member of Holder, (4) to Holder’s estate, following the death of Holder, by will, intestacy or other operation of law, (5) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, or (6) to any partnership, corporation, limited liability company, investment fund or other entity which is controlled by the undersigned and/or by any Family Member of Holder; (ii) if Holder is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control with Holder, or to direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of Holder, including any investment funds or other entities that controls or manages, or is under common control or management with, or is controlled or managed by, Holder, (2) to current or former partners (general or limited), members or managers, limited liability company members or stockholders of Holder or holders of similar equity interests in Holder (including upon the liquidation and dissolution of Holder pursuant to a plan of liquidation approved by Holder’s stockholders) or to the estates of any of the foregoing, (3) as a bona fide gift, donation or charitable contribution or otherwise to a trust or entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of Holder’s Restricted Securities or (4) transfers of dispositions not involving a change in beneficial ownership; (iii) if the undersigned is a trust, to any grantors or beneficiaries of such trust; (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under above clauses (i) through (iii); (v) to Fresh Vine in a transaction exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon a vesting event of the Restricted Securities or upon the exercise of options or warrants to purchase Fresh Vine Common Stock, including on a “cashless” or “net exercise” basis or to cover tax withholding obligations of Holder in connection with such vesting or exercise (but for the avoidance of doubt, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options or warrants, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise); (vi) to Fresh Vine in connection with the termination of employment or other termination of a service provider and pursuant to agreements in effect as of the Effective Time whereby Fresh Vine has the option to repurchase such shares or securities; (vii) acquired by Holder in open market transactions or in a public offering by Fresh Vine after the Effective Time; (viii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Fresh Vine capital stock

____________

6        Applicable to Restricted Shares beneficially owned by holders of Series A Convertible Preferred Stock of Fresh Vine

Annex F-2

involving a change of control of Fresh Vine, provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Restricted Securities shall remain subject to the restrictions contained in this Lock-Up Agreement; or (ix) pursuant to an order of a court or regulatory agency; provided, that in the case of clauses (i)-(iv), that (A) such transfer shall not involve a disposition for value and (B) the transferee shall have executed and delivered a Lock-Up Agreement with terms and in a form substantially identical to this Lock-Up Agreement with respect to the Fresh Vine Securities so transferred. For purposes of this Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold a majority of the outstanding voting securities of Fresh Vine (or the surviving entity).

In addition, the foregoing restrictions shall not apply to (i) the exercise of warrants granted to service providers for compensatory purposes or stock options granted pursuant to equity incentive plans existing immediately following the Effective Time, including the “net” or cashless exercise of such options in accordance with their terms and any related transfers of Fresh Vine Common Stock to Fresh Vine for purposes of paying the exercise price of such options or for paying taxes (including estimated taxes and withholding taxes) due as a result of such exercise; provided, that the restrictions set forth in this Lock-Up Agreement shall apply to any of the Fresh Vine Securities issued upon such exercise; or (ii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies the requirements of Rule 10b5-1 under the Exchange Act; provided, that such Plan does not provide for the transfer of Restricted Securities or any securities convertible into or exercisable or exchangeable for Restricted Securities during the Lock-Up Period; provided, further, that with respect to each of clauses (i) and (ii) above, no filing by any party under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Fresh Vine Common Stock or any securities convertible into or exercisable or exchangeable for Fresh Vine Common Stock in connection with such transfer or disposition during the Lock-Up Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Fresh Vine Common Stock in connection with such transfer or distribution, shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the Lock-Up Agreement, including a statement to the effect that no transfer of Fresh Vine Common Stock may be made under such Plan during the Lock-Up Period.

(c) If any attempted transfer in violation of this Lock-Up Agreement is made or attempted contrary to the provisions of this Agreement, such purported transfer shall be null and void ab initio, and Fresh Vine shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Fresh Vine may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, Fresh Vine may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate or book entry evidencing any Restricted Securities, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF JANUARY [ - ], 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), AND THE ISSUER’S SECURITY HOLDER. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, Holder shall retain all of its rights as a shareholder of Fresh Vine with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities.

2.                Miscellaneous.

(a) Effective Date; Termination of Merger Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement. Notwithstanding anything to the contrary, if the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void, and the parties shall not have any rights or obligations related to this Agreement.

Annex F-3

(b) Binding Effect; Assignment. Holder hereby represents and warrants that Holder has full power and authority to enter into this Lock-Up Agreement and that upon request, Holder will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. Fresh Vine may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision herein be enforced by, any other person.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the contemplated transactions shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party or a successor or permitted assign of such a party.

(d) Notice. All notices, consents, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service, or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Fresh Vine prior to the Closing Date, to:

Fresh Vine Wine, Inc.

P.O. Box 78984

Charlotte, NC 28271Attention: Michael Pruitt

Email: mp@avenelfinancial.com

with a copy to (which shall not constitute notice):

Taft Stettinius & Hollister LLP

2200 IDS Center

80 South 8th Street

Minneapolis, MN 55402-2157

Attention: Alan M. Gilbert, Esq.

Email: AGilbert@taftlaw.com

if to the Company:

Notes Live, Inc.

1755 Telstar Dr., Suite 501

Colorado Springs, CO 80920

Attention: J.W. Roth

Email: jwroth@noteslive.vip

with a copy to (which shall not constitute notice):

Dykema Gossett PLLC

111 East Kilbourn Avenue, Suite 1050

Milwaukee, Wisconsin 53202

Attention Peter F. Waltz, Esq.

email: Pwaltz@Dykema.com

If to a Holder, to the address of such Holder set forth on their signature page.

(e) Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Colorado, without regard to its conflict of laws principles. All actions, suits or proceedings (each an “Action”, and, collectively, “Actions”), arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in (or having original jurisdiction over) El Paso County, Colorado (the “Specified Courts”). Each party (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party

Annex F-4

and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the contemplated transactions may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(d). Nothing in this Section 2(e) shall affect the right of any party to serve legal process in any other manner permitted by Law.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(f).

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Fresh Vine, the Company, and Holder. No failure or delay by a party in exercising any right shall operate as a waiver. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Fresh Vine will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, Fresh Vine shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Annex F-5

(k) Entire Agreement. This Agreement, the Merger Agreement, and the Transaction Documents constitute the entire agreement among the parties with respect to the subject matter, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) without the prior written consent of the parties, and any attempt to do so without such consent shall be void ab initio.

(l) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

Annex F-6

The parties have executed this Lock-Up Agreement as of the date first written above.

Fresh Vine:
Fresh Vine Wine, Inc.
By:
Name:
Title:
Company:
Notes Live, Inc.
By:
Name:
Title:

{Additional Signature on the Following Page}

{Signature Page to Lock-Up Agreement}

Annex F-7

In addition to the signatures set forth above or in counterpart documents, the party or parties below have executed this Lock-Up Agreement as of the date first written above.

Holder:
Number and Description of Fresh Vine Securities:

Address for Notice in accordance with Section 2(d)

{Signature Page to Lock-Up Agreement}

Annex F-8

Annex G — Form of Equity Plan Amendment

FIRST AMENDMENT
TO THE
FRESH VINE WINE, INC.
2021 EQUITY INCENTIVE PLAN

This First Amendment (this “Plan Amendment”) to the 2021 Equity Incentive Plan (the “Plan”) of Fresh Vine Wine, Inc., a Nevada corporation (the “Company”), is made effective by the Company as of [•], 2024 (the “Amendment Effective Date”), subject to approval by the Company’s stockholders.

WHEREAS, the Plan, which was originally adopted by the Company’s board of directors (the “Board”) on December 9, 2021 and approved by the Company’s stockholders on December 11, 2021, authorizes the Company to grant various forms of stock incentives and performance awards to officers of the Company, directors of the Board, and employees, consultants, and independent contractors of the Company or its subsidiaries;

WHEREAS, Section 10.11 of the Plan permits the Board to amend the Plan at any time, subject to certain limitations set forth therein; and

WHEREAS, the Board now desires to amend the Plan in the manner contemplated by this Plan Amendment, subject to approval by the Company’s stockholders, to increase the number of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), available for issuance under the Plan by 3,200,000 shares so that a total of 5,000,000 shares of Common Stock are available for issuance pursuant to future awards under the Plan, after giving effect to a reverse stock split of the Common Stock at a ratio to be determined in the Board’s discretion within the range of 1-for-[•] to 1-for-[•] (the “Reverse Stock Split”), which amount will be in addition to shares of Common Stock reserved for issuance under outstanding Plan awards.

NOW, THEREFORE, the Plan shall be amended as of the Amendment Effective Date, subject to approval by the Company’s stockholders, as set forth below:

1.      The first sentence in Section 5.1 of the Plan is hereby deleted and replaced in its entirety with the following sentence:

“Subject to adjustment as provided in Section 10.6, the number of shares of Common Stock which may be issued under the Plan shall not exceed 5,000,000 shares of Common Stock.”

2.      Except as set forth above, the Plan shall continue to read in its current state.

3.      This Plan Amendment shall be effective upon approval by the requisite vote of the Company’s stockholders at the special meeting of the stockholders being held on [•], 2024. If this Plan Amendment is not so approved at such special meeting, then the amendment to the Plan set forth herein shall be void ab initio.

4.      This Plan Amendment is intended to give effect to the Reverse Stock Split to be effected by the Company on [•], 2024. After giving effect to the Reverse Stock Split, upon approval of this Plan Amendment, a total of 5,000,000 shares of the Company’s Common Stock will be reserved for issuance pursuant to future awards under the Plan.

Annex G-1

IN WITNESS WHEREOF, the Company has caused the execution of this First Amendment to the 2021 Equity Incentive Plan by its duly authorized officer, effective as of the Amendment Effective Date.

FRESH VINE WINE, INC.
By:
Keith Johnson
Chief Financial Officer and Corporate Secretary

Annex G-2

Annex H — ARTICLE 113 OF THE COLORADO BUSINESS CORPORATION ACT

DISSENTERS’ RIGHTS

Part 1 — Right of Dissent — Payment for Shares

§ 7-113-101. Definitions

As used in this article 113, unless the context otherwise requires:

(1) “Affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive of the other person. For purposes of section 7-113-102 (2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 7-113-203 to 7-113-401, includes the surviving entity in a merger.

(3) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects;

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

(c) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to section 7-113-102 (1)(e).

(4) “Interest” means interest, from the effective date of the corporate action until the date of payment, at the legal rate as specified in section 5-12-101.

(5) “Interested transaction” means a corporate action described in section 7-113-102 (1), other than a merger pursuant to section 7-111-104, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used only in this subsection (5):

(a)

(I) “Beneficial owner” means any person that, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted.

(II) When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed by the agreement is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(b) “Excluded shares” means shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year before the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(c) “Interested person” means a person, or an affiliate of a person, that, at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

(I) Was the beneficial owner of twenty percent or more of the voting power of the corporation, other than as owner of excluded shares;

(II) Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent or more of the directors to the board of directors of the corporation; or

Annex H-1

(III) Was a senior executive or director of the corporation or a senior executive of any affiliate of the corporation and will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(A) Employment, consulting, retirement, or similar benefits established separately, and not as part of, or in contemplation of, the corporate action; or

(B) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 7-108-501; or

(C) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the entity or affiliate.

(6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(7) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

§ 7-113-102. Right to appraisal

(1) A shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party if:

(I) Shareholder approval is required for the merger by section 7-111-103 and the shareholder is entitled to vote on the merger; except that appraisal rights are not available to a shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or

(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange; except that appraisal rights are not available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to section 7-112-102 (1) if the shareholder is entitled to vote on the disposition;

(d) Consummation of a disposition of assets of an entity controlled by the corporation pursuant to section 7-112-102 (2) if the shareholders of the corporation were entitled to vote on the consent of the corporation to the disposition;

(e) An amendment to the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(f) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or resolution of the board of directors;

(g) Consummation of a conversion of the corporation to nonprofit status pursuant to section 7-90-201;

(h) Consummation of a conversion of the corporation to an unincorporated entity pursuant to section 7-90-206 (2) if the shareholder is entitled to vote on the conversion; or

Annex H-2

(i) Consummation of a division, as defined in section 10-3-1701 (4), to which the corporation is a party if the corporation does not survive the division, subject to the limitations set forth in section 10-3-1713.

(2) Notwithstanding subsection (1) of this section, the availability of appraisal rights under subsections (1)(a), (1)(b), (1)(c), (1)(d), (1)(e), (1)(h), and (1)(i) of this section are limited in accordance with the following provisions:

(a) Appraisal rights are not available for the holders of shares of any class or series of shares that is:

(I) A covered security under section 18 (b)(1)(A) or 18 (b)(1)(B) of the federal “Securities Act of 1933”, 15 U.S.C. 77r (b)(1)(A) and 77r (b)(1)(B); or

(II) Not a covered security but is traded in an organized market and has a market value of at least twenty million dollars, exclusive of the value of the shares held by the corporation’s subsidiaries, senior executives, directors, and persons known to the corporation owning more than ten percent of the shares; or

(III) Issued by an open-end management investment company registered with the federal securities and exchange commission under the federal “Investment Company Act of 1940”, 15 U.S.C. sec. 80a-1 et seq., and that may be redeemed at the option of the holder at net asset value.

(b) The applicability of subsection (2)(a) of this section is determined as of:

(I) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

(II) The day before the effective date of the corporate action if there is no meeting of shareholders.

(c) Subsection (2)(a) of this section does not apply and appraisal rights are available pursuant to subsection (1) of this section for the holders of any class or series of shares that is required by the terms of the corporate action requiring appraisal rights to accept for the shares anything other than:

(I) Cash; or

(II) Shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfy the standards set forth in subsection (2)(a) of this section at the time the corporate action becomes effective.

(d) Subsection (2)(a) of this section does not apply and appraisal rights are available pursuant to subsection (1) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or as amended may limit or eliminate appraisal rights for any class or series of preferred shares; except that an amendment to the articles of incorporation does not apply to any corporate action that becomes effective within one year after the effective date of the amendment if:

(a) That action would otherwise afford appraisal rights; and

(b) The amendment limits or eliminates appraisal rights for shares that:

(I) Are outstanding immediately before the effective date of the amendment; or

(II) The corporation is or may be required to issue or sell after the effective date of the amendment pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment.

§ 7-113-103 Assertion of rights by nominees and beneficial owners.

(1) A shareholder may assert appraisal rights as to fewer than all the shares registered in the shareholder’s name but owned by a beneficial owner other than the shareholder only if the shareholder objects with respect to all shares of the class or series owned by the beneficial owner and notifies the corporation in writing of the name and address and

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federal taxpayer identification number, if any, of each beneficial owner on whose behalf appraisal rights are being asserted. The rights of a shareholder who asserts appraisal rights under this subsection (1) for only part of the shares held of record in the shareholder’s name are determined as if the shares as to which the shareholder objects and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the beneficial owner only if the beneficial owner:

(a) Submits to the corporation the shareholder’s written consent to the assertion of the rights no later than the date specified in section 7-113-203 (2)(b)(II); and

(b) Does so with respect to all shares of the class or series that are owned by the beneficial owner.

(3) The corporation may require that, when a shareholder objects with respect to the shares of any class or series held by any one or more beneficial owners, each such beneficial owner must certify to the corporation that the beneficial owner and the shareholder or shareholders of all shares of that class or series owned by the beneficial owner have asserted, or will timely assert, the beneficial owner’s appraisal rights as to all shares as to which there is no limitation on the ability to exercise appraisal rights. Any such requirement must be stated in the notice given pursuant to section 7-113-202.

Part 2 — Procedure for Exercise of Appraisal Rights

§ 7-113-201. Notice of appraisal rights

(1) Where any corporate action specified in section 7-113-102 (1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert appraisal rights under this article 113. If the corporation concludes that appraisal rights are or may be available, a copy of this article 113 must accompany the meeting notice sent to those shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to section 7-111-104, the parent corporation shall notify in writing all shareholders of the subsidiary that are entitled to assert appraisal rights that the corporate action became effective. The notice shall be sent within ten days after the corporate action became effective and must include the materials described in section 7-113-203.

(3) Where any corporate action specified in section 7-113-102 (1) is to be approved by written consent of the shareholders pursuant to section 7-107-104:

(a) Notice that appraisal rights are, are not, or may be available shall be given to each shareholder from whom a consent is solicited at the time consent of the shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article 113; and

(b) Notice that appraisal rights are, are not, or may be available shall be delivered, together with the notice to nonconsenting and nonvoting shareholders required by section 7-107-104 (5.5); may include the materials described in section 7-113-203; and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article 113.

(4) Where corporate action described in section 7-113-102 (1) is proposed or a merger pursuant to section 7-111-104 is effected, the notice required by subsection (1) or (3) of this section, if the corporation concludes that appraisal rights are or may be available and by subsection (2) of this section, must be accompanied by:

(a) The annual financial statements specified in section 7-116-105 of the corporation that issued the shares that may be subject to appraisal, which statements must be as of a date ending not more than sixteen months before the date of the notice and must comply with section 7-116-105; except that, if the annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

(b) The latest available quarterly financial statements of the corporation, if any.

(5) The right to receive the information described in subsection (4) of this section may be waived in writing by a shareholder before or after the corporate action.

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§ 7-113-202. Notice of intent to demand payment

(1) If a proposed corporate action specified in section 7-113-102 (1) is submitted to a vote at a shareholders’ meeting, a shareholder that wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation, before the vote is taken, notice of the shareholder’s intent to demand payment if the proposed corporate action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any shares of the class or series in favor of the proposed corporate action.

(2) If a proposed corporate action specified in section 7-113-102 (1) is to be approved by less than unanimous written consent, a shareholder that wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed corporate action with respect to that class or series of shares.

(3) A shareholder that fails to satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment under this article 113.

§ 7-113-203. Appraisal notice and form

(1) If a proposed corporate action requiring appraisal rights under section 7-113-102 (1) becomes effective, the corporation shall deliver a written appraisal notice and form to all shareholders that may be entitled to assert appraisal rights.

(2) The appraisal notice required by subsection (1) of this section shall be sent no earlier than the date the corporate action specified in section 7-113-102 (1) became effective, and no later than ten days after that date, and must:

(a) Include a form that:

(I) Specifies the first date of any announcement to shareholders, made before the date the corporate action became effective, of the principal terms of the proposed corporate action;

(II) If the announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and

(III) Requires the shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction;

(b) State:

(I) Where the form must be sent, where certificates for certificated shares must be deposited, and the date by which those certificates must be deposited, which date must not be earlier than the date for receiving the required form under subsection (2)(b)(II) of this section;

(II) A date by which the corporation must receive the form, which date must not be fewer than forty nor more than sixty days after the date the appraisal notice and form are required to be sent pursuant to the introductory portion to subsection (2) of this section, and state that the shareholder waives the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date;

(III) The corporation’s estimate of the fair value of the shares;

(IV) That, if requested in writing, the corporation will provide to the shareholder so requesting, within ten days after the date specified in subsection (2)(b)(II) of this section, a statement of the number of shareholders that return the forms by the specified date and the total number of shares owned by them; and

(V) The date by which the notice to withdraw under section 7-113-204 must be received, which date must be within twenty days after the date specified in subsection (2)(b)(II) of this section; and

(c) Be accompanied by a copy of this article 113.

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§ 7-113-204. Perfection of rights – right to withdraw

(1) A shareholder that receives notice pursuant to section 7-113-203 and that wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice given pursuant to section 7-113-203 (2)(b)(II). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 7-113-203 (2)(a). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 7-113-206. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder unless the shareholder withdraws pursuant to subsection (2) of this section.

(2) A shareholder who has complied with subsection (1) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice given pursuant to section 7-113-203 (2)(b)(V). A shareholder that fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder that does not sign and return the form and, in the case of certified shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in section 7-113-203 (2), is not entitled to payment under this article 113.

§ 7-113-205. Payment

(1) Except as provided in section 7-113-206, within thirty days after the date specified in section 7-113-203 (2)(b)(II), the corporation shall pay in cash to those shareholders who complied with section 7-113-204 (1) the amount the corporation estimates to be the fair value of their shares, plus interest.

(2) The payment to each shareholder pursuant to subsection (1) of this section must be accompanied by:

(a)

(I) The annual financial statements specified in section 7-116-105 of the corporation that issued the shares to be appraised, which statement must be as of a date ending not more than sixteen months before the date of payment; except that, if the annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

(II) The latest available quarterly financial statements of the corporation, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to section 7-113-203 (2)(b)(III); and

(c) A statement that shareholders described in subsection (1) of this section have the right to demand further payment under section 7-113-207 and that if any such shareholder does not do so within the period specified in section 7-113-207 (2), the shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this article 113.

§ 7-113-206. After-acquired shares

(1) The corporation may elect to withhold payment otherwise required by section 7-113-205 from any shareholder that was required to certify, but did not certify, that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notices sent pursuant to section 7-113-203 (2)(a).

(2) If the corporation elected to withhold payment under subsection (1) of this section, it must, within thirty days after the date specified in section 7-113-203 (2)(b)(II), notify all shareholders that are described in subsection (1) of this section:

(a) Of the information required by section 7-113-205 (2)(a);

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(b) Of the corporation’s estimate of fair value pursuant to section 7-113-205 (2)(b);

(c) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 7-113-207;

(d) That those shareholders that wish to accept the offer must notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer; and

(e) That those shareholders who do not satisfy the requirements for demanding appraisal under section 7-113-207 shall be deemed to have accepted the corporation’s offer.

(3) Within ten days after receiving the shareholder’s acceptance pursuant to subsection (2)(d) of this section, the corporation shall pay in cash the amount it offered under section 7-113-206 (2)(b) to each shareholder that agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(4) Within forty days after sending the notice described in subsection (2) of this section, the corporation shall pay in cash the amount it offered to pay under subsection (2)(b) of this section to each shareholder described in subsection (3) of this section.

§ 7-113-207. Procedure if shareholder is dissatisfied with payment or offer

(1) A shareholder that is paid pursuant to section 7-113-205 and is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate, plus interest, less any payment made under section 7-113-205. A shareholder that is offered payment under section 7-113-206 and is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares, plus interest.

(2) A shareholder that fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) of this section within thirty days after receiving the corporation’s payment or offer of payment under section 7-113-205 or 7-113-206, respectively, waives the right to demand payment under this section and is entitled only to the payment made or offered pursuant to those respective sections.

Part 3 — Judicial Appraisal of Shares

§ 7-113-301. Court action

(1) If a demand for payment under section 7-113-207 remains unresolved, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 7-113-207 plus interest.

(2) The corporation shall commence the proceeding described in subsection (1) of this section in:

(a) The district court for the county in this state in which the street address of the corporation’s principal office is located;

(b) The district court for the county in which the street address of its registered agent is located if the corporation has no principal office in this state; or

(c) The district court for the city and county of Denver if the corporation has no registered agent; except that, if the corporation is a foreign corporation without a registered agent, the corporation shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation that merged with the foreign corporation was located at the time of the merger.

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(3)

(a) The corporation shall:

(I) Make all shareholders whose demands remain unresolved, whether or not residents of this state, parties to the proceeding as in an action against their shares; and

(II) Serve all parties with a copy of the petition.

(b) Service on each shareholder demanding appraisal rights must be by registered or certified mail or by electronic transmission to the address stated in the shareholder’s payment demand or, if no such address is stated in the payment demand, to the address shown on the corporation’s current record of shareholders for the shareholder holding the shares as to which appraisal rights are demanded, or as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There is no right to a jury trial.

(5) Each shareholder made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation for the shares; or

(b) For the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 7-113-206.

§ 7-113-302. Court costs expenses

(1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds the shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article 113.

(2) The court in an appraisal proceeding may also assess the fees and expenses of the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with section 7-113-201, 7-113-203, 7-113-205, or 7-113-206; or

(b) Against either the corporation or one or more shareholders demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article 113.

(3) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to section 7-113-205, 7-113-206, or 7-113-207, the shareholder may sue directly for the amount owed and, to the extent successful, is entitled to recover from the corporation all expenses of the suit, including reasonable attorney fees.

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PART II
INFORMATION NOT REQUIRED IN
PROXY STATEMENT/PROSPECTUS

Item 20 — Indemnification of Directors and Officers

Nevada Revised Statute

Nevada law permits a company to indemnify its directors and officers, except for any act of dishonesty. The Registrant’s articles of incorporation and bylaws provide for the indemnification of its officers and directors against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they are a party by reason of their status as an officer or director, provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, without reasonable cause to believe their conduct was unlawful. The Registrant has also entered into customary indemnification agreements with each of its directors and officers that provide them, in general, with customary indemnification in connection with their service to the Registrant or on the Registrant’s behalf. The Registrant also maintains officers’ and directors’ liability insurance that insures against liabilities that its officers and directors may incur in such capacities.

The Registrant’s articles of incorporation limits or eliminates the personal liability of its officers and directors for damages resulting from breaches of their fiduciary duty for acts or omissions, except for damages resulting from acts or omissions which involve intentional misconduct, fraud, a knowing violation of law, or the inappropriate payment of dividends in violation of Nevada Revised Statutes. The above discussion of our articles of incorporation, bylaws and Nevada law is not intended to be exhaustive and is respectively qualified in its entirety by such articles of incorporation, bylaws and applicable Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Further, pursuant to the terms of the Merger Agreement, the provisions of the Fresh Vine Articles of Incorporation and the Fresh Vine Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Fresh Vine, shall not be amended, modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of Fresh Vine.

Item 21 — Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22 — Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)(1)     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(g)(2)    The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

INDEX TO EXHIBITS
Exhibit Number	Description
2.1

Agreement and Plan of Merger, dated as of January 25, 2024, by and among Fresh Vine Wine, Inc., FVW Merger Sub, Inc., and Notes, Live, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed January 29, 2024)

2.2	Form of Notes Live Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 29, 2024)
2.3	Form of Fresh Vine Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 29, 2024)
2.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 29, 2024)
3.1	Plan of Conversion (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed March 31, 2022)
3.2	Articles of Incorporation of Fresh Vine Wine, Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 20, 2021)
3.3

Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on August 2, 2023)

3.4

Amendment No. 1 to Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed on August 2, 2023)

3.5

Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on March 20, 2024)

3.6	Bylaws of Fresh Vine Wine, Inc. (incorporated by reference to Exhibit 3.5 to Annual Report on Form 10-K filed on March 8, 2024)
4.1

Form of specimen certificate representing shares of common stock of Fresh Vine Wine, Inc. (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1/A (File No. 333-261037) filed on November 29, 2021)

4.2	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed December 20, 2021)
4.3	Form of Common Stock Purchase Warrant issued in rights offering (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-1/A-1 (File No. 333-269082) filed on January 27, 2023)
4.4

Form of Warrant Agency Agreement between Fresh Vine Wine, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-1/A-1 (File No. 333-269082) filed on January 27, 2023)

4.5	Description of the Capital Stock Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to Annual Report on Form 10-K filed March 31, 2022)
5.1**	Opinion of Taft Stettinius & Hollister LLP as to the validity of shares of common stock to be issued to shareholders of Notes Live, Inc.
10.1†

Alternating Proprietorship Agreement dated July 2019 by and between Fior di Sole, LLC and Fresh Grapes, LLC (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-1 (File No. 333-261037) filed on November 12, 2021)

10.2

Custom Winemaking and Bottling Agreement dated September 2019 by and between Fior di Sole, LLC and Fresh Grapes, LLC (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-1 (File No. 333-261037) filed on November 12, 2021)

10.3#	Form of Founders’ Option Agreement (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-1/A (File No. 333-261037) filed on November 29, 2021)
10.4#	Fresh Vine Wine, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed December 20, 2021)
10.5#

Form of Indemnification Agreement between Fresh Vine Wine, Inc. and each of its officers and directors (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-1/A (File No. 333-261037) filed November 29, 2021)

10.6#

Form of Restricted Stock Unit Agreement, pursuant to the Fresh Vine Wine, Inc. 2021 Equity Incentive Plan, between Fresh Vine Wine, Inc. and each of Timothy Michaels and Elliot Savoie (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-1/A filed November 29, 2021)

INDEX TO EXHIBITS
Exhibit Number	Description
10.7#

Separation Agreement and Release dated as of February 24, 2022 by and between Fresh Vine Wine, Inc. and Timothy Michaels (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed February 25, 2022)

10.8#

Amendment No. 1 to Restricted Stock Unit Agreement dated as of February 24, 2022 by and between Fresh Vine Wine, Inc. and Timothy Michaels (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed February 25, 2022)

10.9#	Form of Stock Option Agreement under the Fresh Vine Wine, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K filed March 31, 2022)
10.10#

Form of Employee Restricted Stock Unit Agreement under the Fresh Vine Wine, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K filed March 31, 2022)

10.11#

Form of Director Restricted Stock Unit Agreement granted under the Fresh Vine Wine, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Annual Report on Form 10-K filed March 31, 2022)

10.12#	Form of Employee Restricted Stock Agreement under The Fresh Vine Wine, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed May 16, 2022)
10.13

Consulting Agreement dated effective December 15, 2022 by and between Fresh Vine Wine, Inc. and Tribe of Five, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed December 20, 2022)

10.14#	Form of Director Restricted Stock Agreement under the Fresh Vine Wine, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K filed March 31, 2023)
10.15	Securities Purchase Agreement dated August 2, 2023 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed on August 2, 2023)
21.1*	Subsidiaries of Fresh Vine, Inc.
23.1*	Consent of Wipfli LLP
23.2**	Consent of Taft Stettinius & Hollister LLP (contained in Exhibit 5.1)
23.3*	Consent of Grassi & Co., CPAs, P.C.
24.1*	Power of Attorney (included on the signature page of this report)
99.1**	Form of Proxy Card for Special Meeting of Stockholders of Registrant
99.2

Proposed Articles of Amendment to the Articles of Incorporation of Registrant for the Fresh Vine Wine, Inc. Reverse Stock Split (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement).

99.3*	Consent of JW Roth to be named as a Director.
99.4*	Consent of Heather Atkinson to be named as a Director.
99.5*	Consent of Chad Hennings to be named as a Director.
99.6*	Consent of Steve Cominsky to be named as a Director.
99.7*	Consent of Matt Craddock to be named as a Director.
99.8*	Consent of David Lavigne to be named as a Director.
99.9*	Consent of Mitchell Roth to be named as a Director.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107*	Filing Fee Table

____________

*        Filed herewith.

**      To be filed by amendment.

***    Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act, for any exhibits or schedules so furnished.

#        Management contract or compensatory plan

†        Certain portions of this exhibit have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on March 29, 2024.

FRESH VINE WINE, INC.
By	/s/ Michael Pruitt
Michael Pruitt
Interim Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below constitutes and appoints each of Michael Pruitt and Keith Johnson as true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission (“SEC”), and generally to do all such things in his name and behalf in his capacities as officer to enable Fresh Vine Wine, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Michael Pruitt	Interim Chief Executive Officer	March 29, 2024
Michael Pruitt	(Principal Executive Officer) and Director
/s/ Keith Johnson	Chief Financial Officer	March 29, 2024
Keith Johnson	(Principal Financial Officer and Principal Accounting Officer)
/s/ Eric Doan	Director	March 29, 2024
Eric Doan
/s/ Brad Yacullo	Director	March 29, 2024
Brad Yacullo
/s/ David Yacullo	Director	March 29, 2024
David Yacullo